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07026387

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Corimon C.A

*CURRENT ADDRESS Calle Hans Neumann
Edif. Corimon
Los Cortijos de Lourdes
Caracas 1071 Venezuela

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 19 2007
THOMSON
FINANCIAL

FILE NO. 82- 35106 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☑
DEF 14A	(PROXY)	☐			

OICF/BY: EBS

DAT : 9/5/07

0 62-35706

Caracas, February 7, 2006

To
Bolsa de Valores de Caracas
Fax: 905.5835

To the attention of: Nelson Ortíz
President

Dear Sirs:

We hereby inform you that the Board of Directors of Corimon, C.A., in its session held on February six (6), 2006 and ending at 6:20 p.m., agreed to submit to the consideration and approval of the Regular Shareholders' Meeting to be held on February twenty-four (24), 2006 for discussing the financial statements of the company for the fiscal year ended on November 30, 2005, the declaration of a dividend for the amount of four thousand five hundred twenty-two million one hundred two thousand one hundred bolivares (Bs. 4,522,102,100.00), from which the amount of one thousand five hundred seven million three hundred sixty-seven thousand one hundred bolivares (Bs. 1,507,367,100.00) will be paid in cash on the basis of one hundred bolivares (Bs. 100.00) per each one of the outstanding shares of the company as of such date and the amount of three thousand fourteen million seven hundred thirty-five thousand bolivares (Bs. 3,014,735,000.00) will be paid in shares on the basis of one share per each twenty-five (25) shares held, all of which will be charged to the account of Retained Earnings.

Likewise, the Board of Directors decided to request the Shareholders' Meeting to entrust it the power to establish the method and date of payment for the dividends' cash portion.

Being there no further matters to discuss, please receive our best regards.

Sincerely,

Angel Rodríguez Castro
Secretary
Corimon, C.A.

CORIMON

Caracas, 7 de febrero de 2006

Sres.
Bolsa de Valores de Caracas
Presente.-
Fax: 905-5835

Attn. Señor Nelson Ortiz
Presidente

Estimados señores:

Por medio de la presente se les informa que la Junta Directiva de Corimon, C.A., en su sesión del día seis (6) de febrero de 2006, finalizada a las 6:20 p.m., acordó someter a la consideración y aprobación de la Asamblea General Ordinaria de Accionistas, que conocerá de los estados financieros de la empresa para el ejercicio económico finalizado el 30 de noviembre de 2005, la cual será convocada para el veinticuatro (24) de febrero de 2006, el decreto de un dividendo por un monto total de cuatro mil quinientos veintidós millones ciento dos mil cien bolívares (Bs. 4.522.102.100,00), de los cuales la cantidad de un mil quinientos siete millones trescientos sesenta y siete mil cien bolívares (Bs. 1.507.367.100,00) será pagada en efectivo, a razón de cien bolívares (Bs. 100) por cada una de las acciones en circulación de la compañía a esa fecha y la cantidad de tres mil catorce millones setecientos treinta y cinco mil bolívares (Bs. 3.014.735.000,00) que será pagada en acciones, a razón de una acción por cada veinticinco (25) acciones en tenencia, todo ello con cargo a la cuenta Utilidades No Distribuidas.

Asimismo, la Junta Directiva decidió solicitar a la Asamblea de Accionistas, que se delegue en ella la facultad de fijar la forma y la fecha de pago de la porción en efectivo de los dividendos.

Sin más a que hacer referencia, aprovecho la oportunidad de enviarle un cordial saludo.

Atentamente,

Angel Rodríguez Castro
Secretario
Corimon, C.A.

Item #2

REPUBLICA BOLIVARIANA DE VENEZUELA
Morales Parra
Ingles - Castellano
G.O. N° 37.475

Caracas, February 7, 2006

To
Caja Venezolana de Valores
Fax: 952.0336

To the attention of: Karen Alvarado
Operations

Dear Sirs:

We hereby inform you that the Board of Directors of Corimon, C.A., in its session held on February six (6), 2006 and ending at 6:20 p.m., agreed to submit to the consideration and approval of the Regular Shareholders' Meeting to be held on February twenty-four (24), 2006 for discussing the financial statements of the company for the fiscal year ended on November 30, 2005, the declaration of a dividend for the amount of four thousand five hundred twenty-two million one hundred two thousand one hundred bolivares (Bs. 4,522,102,100.00), from which the amount of one thousand five hundred seven million three hundred sixty-seven thousand one hundred bolivares (Bs. 1,507,367,100.00) will be paid in cash on the basis of one hundred bolivares (Bs. 100.00) per each one of the outstanding shares of the company as of such date and the amount of three thousand fourteen million seven hundred thirty-five thousand bolivares (Bs. 3,014,735,000.00) will be paid in shares on the basis of one share per each twenty-five (25) shares held, all of which will be charged to the account of Retained Earnings.

Likewise, the Board of Directors decided to request the Shareholders' Meeting to entrust it the power to establish the method and date of payment for the dividends' cash portion.

Being there no further matters to discuss, please receive our best regards.

Sincerely,

Angel Rodríguez Castro
Secretary
Corimon, C.A.

CORIMON

Caracas, 7 de febrero de 2006

Sres.
Caja Venezolana de Valores
Presente.-
Fax: 952-0336

Attn. Karen Alvarado
Operaciones

Estimados señores:

Por medio de la presente se les informa que la Junta Directiva de Corimon, C.A., en su sesión del día seis (6) de febrero de 2006, finalizada a las 6:20 p.m., acordó someter a la consideración y aprobación de la Asamblea General Ordinaria de Accionistas, que conocerá de los estados financieros de la empresa para el ejercicio económico finalizado el 30 de noviembre de 2005, la cual será convocada para el veinticuatro (24) de febrero de 2006, el decreto de un dividendo por un monto total de cuatro mil quinientos veintidós millones ciento dos mil cien bolívares (Bs. 4.522.102.100,00), de los cuales la cantidad de un mil quinientos siete millones trescientos sesenta y siete mil cien bolívares (Bs. 1.507.367.100,00) será pagada en efectivo, a razón de cien bolívares (Bs. 100) por cada una de las acciones en circulación de la compañía a esa fecha y la cantidad de tres mil catorce millones setecientos treinta y cinco mil bolívares (Bs. 3.014.735.000,00) que será pagada en acciones, a razón de una acción por cada veinticinco (25) acciones en tenencia, todo ello con cargo a la cuenta Utilidades No Distribuidas.

Asimismo, la Junta Directiva decidió solicitar a la Asamblea de Accionistas, que se delegue en ella la facultad de fijar la forma y la fecha de pago de la porción en efectivo de los dividendos.

Sin más a que hacer referencia, aprovecho la oportunidad de enviarle un cordial saludo.

Atentamente,

Angel Rodriguez Castro
Secretario
Corimon, C.A.

Item #3

RECEIVED

2006 FEB 15 A 9:23

Caracas, February 7, 2006

To
Comisión Nacional de Valores
Fax: 762.9975

To the attention of: Dr. Fernando de Candia Ochoa
President

Dear Sirs:

We hereby inform you that the Board of Directors of Corimon, C.A., in its session held on February six (6), 2006 and ending at 6:20 p.m., agreed to submit to the consideration and approval of the Regular Shareholders' Meeting to be held on February twenty-four (24), 2006 for discussing the financial statements of the company for the fiscal year ended on November 30, 2005, the declaration of a dividend for the amount of four thousand five hundred twenty-two million one hundred two thousand one hundred bolivares (Bs. 4,522,102,100.00), from which the amount of one thousand five hundred seven million three hundred sixty-seven thousand one hundred bolivares (Bs. 1,507,367,100.00) will be paid in cash on the basis of one hundred bolivares (Bs. 100.00) per each one of the outstanding shares of the company as of such date and the amount of three thousand fourteen million seven hundred thirty-five thousand bolivares (Bs. 3,014,735,000.00) will be paid in shares on the basis of one share per each twenty-five (25) shares held, all of which will be charged to the account of Retained Earnings.

Likewise, the Board of Directors decided to request the Shareholders' Meeting to entrust it the power to establish the method and date of payment for the dividends' cash portion.

Being there no further matters to discuss, please receive our best regards.

Sincerely,

Angel Rodríguez Castro
Secretary
Corimon, C.A.

CORIMON

COMISION NACIONAL DE VALORES

2006 FEB -7 PM 2:58

RECIBIDO

Caracas, 7 de febrero de 2006

Sres.
Comisión Nacional de Valores
Presente.-
Fax: 762-9975

Attn. Doctor Fernando de Candia Ochoa
Presidente

Estimados señores:

Por medio de la presente se les informa que la Junta Directiva de Corimon, C.A., en su sesión del día seis (6) de febrero de 2006, finalizada a las 6:20 p.m., acordó someter a la consideración y aprobación de la Asamblea General Ordinaria de Accionistas, que conocerá de los estados financieros de la empresa para el ejercicio económico finalizado el 30 de noviembre de 2005, la cual será convocada para el veinticuatro (24) de febrero de 2006, el decreto de un dividendo por un monto total de cuatro mil quinientos veintidós millones ciento dos mil cien bolívares (Bs. 4.522.102.100,00), de los cuales la cantidad de un mil quinientos siete millones trescientos sesenta y siete mil cien bolívares (Bs. 1.507.367.100,00) será pagada en efectivo, a razón de cien bolívares (Bs. 100) por cada una de las acciones en circulación de la compañía a esa fecha y la cantidad de tres mil catorce millones setecientos treinta y cinco mil bolívares (Bs. 3.014.735.000,00) que será pagada en acciones, a razón de una acción por cada veinticinco (25) acciones en tenencia, todo ello con cargo a la cuenta Utilidades No Distribuidas.

Asimismo, la Junta Directiva decidió solicitar a la Asamblea de Accionistas, que se delegue en ella la facultad de fijar la forma y la fecha de pago de la porción en efectivo de los dividendos.

Sin más a que hacer referencia, aprovecho la oportunidad de enviarle un cordial saludo.

Atentamente,

Angel Rodríguez Castro
Secretario
Corimon, C.A.

Item #4

Caracas, February 7, 2006

To
Venezolano de Crédito, Banco Universal
Fax: 806.6503

To the attention of: Angel Godon
Transfer Agent

Dear Sirs:

We hereby inform you that the Board of Directors of Corimon, C.A., in its session held on February six (6), 2006 and ending at 6:20 p.m., agreed to submit to the consideration and approval of the Regular Shareholders' Meeting to be held on February twenty-four (24), 2006 for discussing the financial statements of the company for the fiscal year ended on November 30, 2005, the declaration of a dividend for the amount of four thousand five hundred twenty-two million one hundred two thousand one hundred bolivares (Bs. 4,522,102,100.00), from which the amount of one thousand five hundred seven million three hundred sixty-seven thousand one hundred bolivares (Bs. 1,507,367,100.00) will be paid in cash on the basis of one hundred bolivares (Bs. 100.00) per each one of the outstanding shares of the company as of such date and the amount of three thousand fourteen million seven hundred thirty-five thousand bolivares (Bs. 3,014,735,000.00) will be paid in shares on the basis of one share per each twenty-five (25) shares held, all of which will be charged to the account of Retained Earnings.

Likewise, the Board of Directors decided to request the Shareholders' Meeting to entrust it the power to establish the method and date of payment for the dividends' cash portion.

Being there no further matters to discuss, please receive our best regards.

Sincerely,

Angel Rodríguez Castro
Secretary
Corimon, C.A.

CORIMON

Caracas, 7 de febrero de 2006

Sres.
Venezolano de Crédito, Banco Universal
Presente.-
Fax: 806-6503

Attn. Angel Godón
Traspaso

Estimados señores:

Por medio de la presente se les informa que la Junta Directiva de Corimon, C.A., en su sesión del día seis (6) de febrero de 2006, finalizada a las 6:20 p.m., acordó someter a la consideración y aprobación de la Asamblea General Ordinaria de Accionistas, que conocerá de los estados financieros de la empresa para el ejercicio económico finalizado el 30 de noviembre de 2005, la cual será convocada para el veinticuatro (24) de febrero de 2006, el decreto de un dividendo por un monto total de cuatro mil quinientos veintidós millones ciento dos mil cien bolívares (Bs. 4.522.102.100,00), de los cuales la cantidad de un mil quinientos siete millones trescientos sesenta y siete mil cien bolívares (Bs. 1.507.367.100,00) será pagada en efectivo, a razón de cien bolívares (Bs. 100) por cada una de las acciones en circulación de la compañía a esa fecha y la cantidad de tres mil catorce millones setecientos treinta y cinco mil bolívares (Bs. 3.014.735.000,00) que será pagada en acciones, a razón de una acción por cada veinticinco (25) acciones en tenencia, todo ello con cargo a la cuenta Utilidades No Distribuidas.

Asimismo, la Junta Directiva decidió solicitar a la Asamblea de Accionistas, que se delegue en ella la facultad de fijar la forma y la fecha de pago de la porción en efectivo de los dividendos.

Sin más a que hacer referencia, aprovecho la oportunidad de enviarle un cordial saludo.

Atentamente,

Angel Rodríguez Castro
Secretario
Corimon, C.A.

Item #5

Caracas, February 8, 2006

To
Nelson Ortíz
President
Bolsa de Valores de Caracas

For purposes of complying with the Capital Markets Law, we hereby submit you the notice of meeting for the Regular Shareholders' Meeting of Corimon, C.A. to be published on February 9, 2006 in newspapers "El Universal" and "El Nacional". Such Meeting will discuss the following items:

1. To consider and resolve on the financial statements corresponding to the fiscal year ended on November 30, 2005, upon review of the report from the Statutory Auditors, as well as to consider and resolve on the report from the Board of Directors.

2. To consider and resolve on the appointment of the Statutory Auditors and their alternates, as well as to establish their remuneration; to appoint an independent firm of certified public accountants in order that they render their expert opinion regarding the annual financial statements of the company.

3. To consider and resolve, based on the project to be submitted by the Board of Directors, on the declaration of a dividend to be charged to the account of Retained Earnings.

Being there no further matters to discuss, we expect your attendance to the meeting, our best regards.

Sincerely,

Angel Rodríguez Castro
Secretary

CORIMON, C.A.
AUTHORIZED CAPITAL Bs. 97.973.320.000,00
SUBSCRIBED AND PAID-IN CAPITAL Bs. 75.368.355.000,00
CARACAS, VENEZUELA

NOTICE OF MEETING

The shareholders of Corimon, C.A. are called to a Regular Shareholders' Meeting to be held on February 24th, 2006, at 9:00 a.m. in the Pent-House of the Corimon building, located at Calle Hans Neumann, Los Cortijos de Lourdes, in the city of Caracas, Venezuela, in order to deliberate on the following agenda:

1. Consider and resolve upon the financial statements for the year ended November 30th, 2005, considering the Statutory Auditors' Report, as well as consider and resolve upon the Board of Directors' Report.

2. Consider and resolve upon the appointment of the statutory auditors and their alternates and determine their remuneration. Appoint an independent public accounting firm to issue an opinion on the company's annual financial statements.

3. Consider and resolve upon the proposal submitted by the Board of Directors concerning a dividend payment against Retained Earnings.

The Board of Directors

Caracas, February 9th, 2006.

Note: The shareholders are informed that the statement and account submitted by the Board of Directors, the financial statements audited by public accountants for the fiscal year ended November 30th, 2005 and the Statutory Auditors report are available for your inspection at the Company's offices located at Calle Hans Neumann, Corimon building, penthouse, Los Cortijos de Lourdes, and at Venezolano de Crédito Banco Universal, Securities Department, at Avenida Alameda, 8th floor, San Bernardino, Caracas, Venezuela.

CORIMON

208508
PRESIDENCIA

'06 FEB -8 P12:24

Caracas, 08 de febrero de 2006

Señor
Nelson Ortiz
Presidente
Bolsa de Valores de Caracas
Ciudad.-

Estimado Sr. Ortiz

A los fines de dar cumplimiento a la Ley de Mercado de Capitales, anexo a la presente le hacemos llegar la convocatoria para la Asamblea General Ordinaria de Accionistas de Corimon C.A., que será publicada el día 9 de febrero de 2006 en los periódicos "El Universal" y "El Nacional". En dicha Asamblea se tratarán los siguientes puntos:

1. Considerar y resolver acerca de los estados financieros correspondientes al ejercicio económico terminado el 30 de noviembre de 2005, con vista del informe de los Comisarios, así como considerar y resolver acerca del informe de la Junta Directiva.

2. Considerar y resolver acerca del nombramiento de los Comisarios y sus suplentes, así como fijarles su remuneración; designar una firma independiente de contadores públicos para que emita su dictamen sobre los estados financieros anuales de la compañía.

3. Considerar y resolver, con vista al proyecto que presentará la Junta Directiva, sobre el decreto de un dividendo con cargo a la cuenta de Utilidades Retenidas.

Sin otro particular al cual hacer referencia, y esperando contar con su grata presencia, se despide de usted,

Atentamente,

Angel Rodríguez Castro
Secretario

"CORIMON, C.A."
CAPITAL AUTORIZADO: Bs. 97.973.320.000,00
CAPITAL SUSCRITO Y PAGADO: Bs. 75.368.355.000,00
CARACAS, VENEZUELA

CONVOCATORIA

Se convoca a los señores accionistas para la Asamblea General de Corimon, C.A., que se celebrará el día veinticuatro (24) de febrero de 2006, a las 9:00 a.m., en el Pent- House del edificio Corimon, ubicado en la calle Hans Neumann de Los Cortijos de Lourdes, en la ciudad de Caracas, Venezuela, a fin de tratar la siguiente agenda:

1. Considerar y resolver acerca de los estados financieros correspondientes al ejercicio económico terminado el 30 de noviembre de 2005, con vista del informe de los Comisarios, así como considerar y resolver acerca del informe de la Junta Directiva.

2. Considerar y resolver acerca del nombramiento de los Comisarios y sus suplentes, así como fijarles su remuneración; designar una firma independiente de contadores públicos para que emita su dictamen sobre los estados financieros anuales de la compañía.

3. Considerar y resolver, con vista al proyecto que presentará la Junta Directiva, sobre el decreto de un dividendo con cargo a la cuenta de Utilidades Retenidas.

Caracas, nueve (9) de febrero de 2006

La Junta Directiva

Nota: Se participa a los señores accionistas que la memoria y cuenta presentada por la Junta Directiva, los estados financieros auditados por contadores públicos, correspondientes al ejercicio económico finalizado el día 30 de noviembre de 2005, el informe de los Comisarios y demás documentación relacionada con esta convocatoria, se encuentran a su disposición en las oficinas de la compañía ubicadas en la calle Hans Neumann, edificio Corimon, Pent-House, Los Cortijos de Lourdes, Caracas, Venezuela y en el Venezolano de Crédito, Banco Universal, Departamento de Valores, en la Avenida Alameda, Piso 8, San Bernardino, Caracas, Venezuela.

Item #6

Caracas, February 8, 2006

To
Karen Alvarado
Operations Manager
Caja Venezolana de Valores

For purposes of complying with the Capital Markets Law, we hereby submit you the notice of meeting for the Regular Shareholders' Meeting of Corimon, C.A. to be published on February 9, 2006 in newspapers "El Universal" and "El Nacional". Such Meeting will discuss the following items:

1. To consider and resolve on the financial statements corresponding to the fiscal year ended on November 30, 2005, upon review of the report from the Statutory Auditors, as well as to consider and resolve on the report from the Board of Directors.

2. To consider and resolve on the appointment of the Statutory Auditors and their alternates, as well as to establish their remuneration; to appoint an independent firm of certified public accountants in order that they render their expert opinion regarding the annual financial statements of the company.

3. To consider and resolve, based on the project to be submitted by the Board of Directors, on the declaration of a dividend to be charged to the account of Retained Earnings.

Being there no further matters to discuss, we expect your attendance to the meeting, our best regards.

Sincerely,

Angel Rodríguez Castro
Secretary

CORIMON, C.A.
AUTHORIZED CAPITAL Bs. 97.973.320.000,00
SUBSCRIBED AND PAID-IN CAPITAL Bs. 75.368.355.000,00
CARACAS, VENEZUELA

NOTICE OF MEETING

The shareholders of Corimon, C.A. are called to a Regular Shareholders' Meeting to be held on February 24th, 2006, at 9:00 a.m. in the Pent-House of the Corimon building, located at Calle Hans Neumann, Los Cortijos de Lourdes, in the city of Caracas, Venezuela, in order to deliberate on the following agenda:

1. Consider and resolve upon the financial statements for the year ended November 30th, 2005, considering the Statutory Auditors' Report, as well as consider and resolve upon the Board of Directors' Report.

2. Consider and resolve upon the appointment of the statutory auditors and their alternates and determine their remuneration. Appoint an independent public accounting firm to issue an opinion on the company's annual financial statements.

3. Consider and resolve upon the proposal submitted by the Board of Directors concerning a dividend payment against Retained Earnings.

The Board of Directors

Caracas, February 9th, 2006.

Note: The shareholders are informed that the statement and account submitted by the Board of Directors, the financial statements audited by public accountants for the fiscal year ended November 30th, 2005 and the Statutory Auditors report are available for your inspection at the Company's offices located at Calle Hans Neumann, Corimon building, penthouse, Los Cortijos de Lourdes, and at Venezolano de Crédito Banco Universal, Securities Department, at Avenida Alameda, 8th floor, San Bernardino, Caracas, Venezuela.

CORIMON

Caracas, 08 de febrero de 2006

Señora
Karen Alvarado
Gerente de Operaciones
Caja Venezolana de Valores
Ciudad.-

Estimada Sra. Alvarado

A los fines de dar cumplimiento a la Ley de Mercado de Capitales, anexo a la presente le hacemos llegar la convocatoria para la Asamblea General Ordinaria de Accionistas de Corimon C.A., que será publicada el día 9 de febrero de 2006 en los periódicos "El Universal" y "El Nacional". En dicha Asamblea se tratarán los siguientes puntos:

1. Considerar y resolver acerca de los estados financieros correspondientes al ejercicio económico terminado el 30 de noviembre de 2005, con vista del informe de los Comisarios, así como considerar y resolver acerca del informe de la Junta Directiva.

2. Considerar y resolver acerca del nombramiento de los Comisarios y sus suplentes, así como fijarles su remuneración; designar una firma independiente de contadores públicos para que emita su dictamen sobre los estados financieros anuales de la compañía.

3. Considerar y resolver, con vista al proyecto que presentará la Junta Directiva, sobre el decreto de un dividendo con cargo a la cuenta de Utilidades Retenidas.

Sin otro particular al cual hacer referencia, y esperando contar con su grata presencia, se despide de usted,

Atentamente,

Angel Rodríguez Castro
Secretario

CORIMON, C.A., S.A.C.A., Calle Hans Neumann, Edif. Corimon, Los Cortijos de Lourdes, Caracas 1071, VENEZUELA
Telfs.: 400.55.55 Fax: 400 56.44 RIF. J-000256411- NIT: 0036613939
Capital Autorizado: Bs. 97 973 320.000,00 - Capital Suscrito y Pagado: Bs. 75 368.355 000,00 - www.corimon.com

"CORIMON, C.A."
CAPITAL AUTORIZADO: Bs. 97.973.320.000,00
CAPITAL SUSCRITO Y PAGADO: Bs. 75.368.355.000,00
CARACAS, VENEZUELA

CONVOCATORIA

Se convoca a los señores accionistas para la Asamblea General de Corimon, C.A., que se celebrará el día veinticuatro (24) de febrero de 2006, a las 9:00 a.m., en el Pent- House del edificio Corimon, ubicado en la calle Hans Neumann de Los Cortijos de Lourdes, en la ciudad de Caracas, Venezuela, a fin de tratar la siguiente agenda:

1. Considerar y resolver acerca de los estados financieros correspondientes al ejercicio económico terminado el 30 de noviembre de 2005, con vista del informe de los Comisarios, así como considerar y resolver acerca del informe de la Junta Directiva.

2. Considerar y resolver acerca del nombramiento de los Comisarios y sus suplentes, así como fijarles su remuneración; designar una firma independiente de contadores públicos para que emita su dictamen sobre los estados financieros anuales de la compañía.

3. Considerar y resolver, con vista al proyecto que presentará la Junta Directiva, sobre el decreto de un dividendo con cargo a la cuenta de Utilidades Retenidas.

Caracas, nueve (9) de febrero de 2006

La Junta Directiva

Nota: Se participa a los señores accionistas que la memoria y cuenta presentada por la Junta Directiva, los estados financieros auditados por contadores públicos, correspondientes al ejercicio económico finalizado el día 30 de noviembre de 2005, el informe de los Comisarios y demás documentación relacionada con esta convocatoria, se encuentran a su disposición en las oficinas de la compañía ubicadas en la calle Hans Neumann, edificio Corimon, Pent-House, Los Cortijos de Lourdes, Caracas, Venezuela y en el Venezolano de Crédito, Banco Universal, Departamento de Valores, en la Avenida Alameda, Piso 8, San Bernardino, Caracas, Venezuela.

Item #7

Caracas, February 8, 2006

To
Fernando José De Candia Ochoa
President
Comisión Nacional de Valores (National Securities Commission)

For purposes of complying with the Capital Markets Law, we hereby submit you the notice of meeting for the Regular Shareholders' Meeting of Corimon, C.A. to be published on February 9, 2006 in newspapers "El Universal" and "El Nacional". Such Meeting will discuss the following items:

1. To consider and resolve on the financial statements corresponding to the fiscal year ended on November 30, 2005, upon review of the report from the Statutory Auditors, as well as to consider and resolve on the report from the Board of Directors.

2. To consider and resolve on the appointment of the Statutory Auditors and their alternates, as well as to establish their remuneration; to appoint an independent firm of certified public accountants in order that they render their expert opinion regarding the annual financial statements of the company.

3. To consider and resolve, based on the project to be submitted by the Board of Directors, on the declaration of a dividend to be charged to the account of Retained Earnings.

Being there no further matters to discuss, we expect your attendance to the meeting, our best regards.

Sincerely,

Angel Rodríguez Castro
Secretary

CORIMON, C.A.
AUTHORIZED CAPITAL Bs. 97.973.320.000,00
SUBSCRIBED AND PAID-IN CAPITAL Bs. 75.368.355.000,00
CARACAS, VENEZUELA

NOTICE OF MEETING

The shareholders of Corimon, C.A. are called to a Regular Shareholders' Meeting to be held on February 24th, 2006, at 9:00 a.m. in the Pent-House of the Corimon building, located at Calle Hans Neumann, Los Cortijos de Lourdes, in the city of Caracas, Venezuela, in order to deliberate on the following agenda:

1. Consider and resolve upon the financial statements for the year ended November 30th, 2005, considering the Statutory Auditors' Report, as well as consider and resolve upon the Board of Directors' Report.

2. Consider and resolve upon the appointment of the statutory auditors and their alternates and determine their remuneration. Appoint an independent public accounting firm to issue an opinion on the company's annual financial statements.

3. Consider and resolve upon the proposal submitted by the Board of Directors concerning a dividend payment against Retained Earnings.

The Board of Directors

Caracas, February 9th, 2006.

Note: The shareholders are informed that the statement and account submitted by the Board of Directors, the financial statements audited by public accountants for the fiscal year ended November 30th, 2005 and the Statutory Auditors report are available for your inspection at the Company's offices located at Calle Hans Neumann, Corimon building, penthouse, Los Cortijos de Lourdes, and at Venezolano de Crédito Banco Universal, Securities Department, at Avenida Alameda, 8th floor, San Bernardino, Caracas, Venezuela.

CORIMON

COMISIÓN NACIONAL DE VALORES

2006 FEB -8

RECIBIDO

Caracas, 08 de febrero de 2006

Doctor
Fernando José De Candia Ochoa
Presidente
Comisión Nacional de Valores
Ciudad.-

Estimado Dr. De Candia:

A los fines de dar cumplimiento a la Ley de Mercado de Capitales, anexo a la presente le hacemos llegar la convocatoria para la Asamblea General Ordinaria de Accionistas de Corimon C.A., que será publicada el día 9 de febrero de 2006 en los periódicos "El Universal" y "El Nacional". En dicha Asamblea se tratarán los siguientes puntos:

1. Considerar y resolver acerca de los estados financieros correspondientes al ejercicio económico terminado el 30 de noviembre de 2005, con vista del informe de los Comisarios, así como considerar y resolver acerca del informe de la Junta Directiva.

2. Considerar y resolver acerca del nombramiento de los Comisarios y sus suplentes, así como fijarles su remuneración; designar una firma independiente de contadores públicos para que emita su dictamen sobre los estados financieros anuales de la compañía.

3. Considerar y resolver, con vista al proyecto que presentará la Junta Directiva, sobre el decreto de un dividendo con cargo a la cuenta de Utilidades Retenidas.

Sin otro particular al cual hacer referencia, y esperando contar con su grata presencia, se despide de usted,

Atentamente,

Angel Rodríguez Castro
Secretario

"CORIMON, C.A."
CAPITAL AUTORIZADO: Bs. 97.973.320.000,00
CAPITAL SUSCRITO Y PAGADO: Bs. 75.368.355.000,00
CARACAS, VENEZUELA

CONVOCATORIA

Se convoca a los señores accionistas para la Asamblea General de Corimon, C.A., que se celebrará el día veinticuatro (24) de febrero de 2006, a las 9:00 a.m., en el Pent- House del edificio Corimon, ubicado en la calle Hans Neumann de Los Cortijos de Lourdes, en la ciudad de Caracas, Venezuela, a fin de tratar la siguiente agenda:

1. Considerar y resolver acerca de los estados financieros correspondientes al ejercicio económico terminado el 30 de noviembre de 2005, con vista del informe de los Comisarios, así como considerar y resolver acerca del informe de la Junta Directiva.

2. Considerar y resolver acerca del nombramiento de los Comisarios y sus suplentes, así como fijarles su remuneración; designar una firma independiente de contadores públicos para que emita su dictamen sobre los estados financieros anuales de la compañía.

3. Considerar y resolver, con vista al proyecto que presentará la Junta Directiva, sobre el decreto de un dividendo con cargo a la cuenta de Utilidades Retenidas.

Caracas, nueve (9) de febrero de 2006

La Junta Directiva

Nota: Se participa a los señores accionistas que la memoria y cuenta presentada por la Junta Directiva, los estados financieros auditados por contadores públicos, correspondientes al ejercicio económico finalizado el día 30 de noviembre de 2005, el informe de los Comisarios y demás documentación relacionada con esta convocatoria, se encuentran a su disposición en las oficinas de la compañía ubicadas en la calle Hans Neumann, edificio Corimon, Pent-House, Los Cortijos de Lourdes, Caracas, Venezuela y en el Venezolano de Crédito, Banco Universal, Departamento de Valores, en la Avenida Alameda, Piso 8, San Bernardino, Caracas, Venezuela.

Item #8

Caracas, February 8, 2006

To:
Angel Godón
Transfer Agent Manager
Banco Venezolano de Crédito

For purposes of complying with the Capital Markets Law, we hereby submit you the notice of meeting for the Regular Shareholders' Meeting of Corimon, C.A. to be published on February 9, 2006 in newspapers "El Universal" and "El Nacional". Such Meeting will discuss the following items:

1. To consider and resolve on the financial statements corresponding to the fiscal year ended on November 30, 2005, upon review of the report from the Statutory Auditors, as well as to consider and resolve on the report from the Board of Directors.

2. To consider and resolve on the appointment of the Statutory Auditors and their alternates, as well as to establish their remuneration; to appoint an independent firm of certified public accountants in order that they render their expert opinion regarding the annual financial statements of the company.

3. To consider and resolve, based on the project to be submitted by the Board of Directors, on the declaration of a dividend to be charged to the account of Retained Earnings.

Being there no further matters to discuss, we expect your attendance to the meeting, our best regards.

Sincerely,

Angel Rodríguez Castro
Secretary

CORIMON, C.A.
AUTHORIZED CAPITAL Bs. 97.973.320.000,00
SUBSCRIBED AND PAID-IN CAPITAL Bs. 75.368.355.000,00
CARACAS, VENEZUELA

NOTICE OF MEETING

The shareholders of Corimon, C.A. are called to a Regular Shareholders' Meeting to be held on February 24th, 2006, at 9:00 a.m. in the Pent-House of the Corimon building, located at Calle Hans Neumann, Los Cortijos de Lourdes, in the city of Caracas, Venezuela, in order to deliberate on the following agenda:

1. Consider and resolve upon the financial statements for the year ended November 30th, 2005, considering the Statutory Auditors' Report, as well as consider and resolve upon the Board of Directors' Report.
2. Consider and resolve upon the appointment of the statutory auditors and their alternates and determine their remuneration. Appoint an independent public accounting firm to issue an opinion on the company's annual financial statements.
3. Consider and resolve upon the proposal submitted by the Board of Directors concerning a dividend payment against Retained Earnings.

The Board of Directors

Caracas, February 9th, 2006.

Note: The shareholders are informed that the statement and account submitted by the Board of Directors, the financial statements audited by public accountants for the fiscal year ended November 30th, 2005 and the Statutory Auditors report are available for your inspection at the Company's offices located at Calle Hans Neumann, Corimon building, penthouse, Los Cortijos de Lourdes, and at Venezolano de Crédito Banco Universal, Securities Department, at Avenida Alameda, 8th floor, San Bernardino, Caracas, Venezuela.

CORIMON

Caracas, 08 de febrero de 2006

Señor
Angel Godón
Gerente Agente de Traspaso
Banco Venezolano de Crédito
Ciudad.-

Estimado Sr. Godón

A los fines de dar cumplimiento a la Ley de Mercado de Capitales, anexo a la presente le hacemos llegar la convocatoria para la Asamblea General Ordinaria de Accionistas de Corimon C.A., que será publicada el día 9 de febrero de 2006 en los periódicos "El Universal" y "El Nacional". En dicha Asamblea se tratarán los siguientes puntos:

1. Considerar y resolver acerca de los estados financieros correspondientes al ejercicio económico terminado el 30 de noviembre de 2005, con vista del informe de los Comisarios, así como considerar y resolver acerca del informe de la Junta Directiva.

2. Considerar y resolver acerca del nombramiento de los Comisarios y sus suplentes, así como fijarles su remuneración; designar una firma independiente de contadores públicos para que emita su dictamen sobre los estados financieros anuales de la compañía.

3. Considerar y resolver, con vista al proyecto que presentará la Junta Directiva, sobre el decreto de un dividendo con cargo a la cuenta de Utilidades Retenidas.

Sin otro particular al cual hacer referencia, y esperando contar con su grata presencia, se despide de usted,

Atentamente,

Angel Rodríguez Castro
Secretario

CORIMON, C.A., S.A.C.A., Calle Hans Neumann, Edif. Corimon, Los Cortijos de Lourdes, Caracas 1071, VENEZUELA
Telfs.: 400 55.55 Fax: 400.56.44 R.F: J-000256411- NIT: 0036613939

"CORIMON, C.A."

CAPITAL AUTORIZADO: Bs. 97.973.320.000,00

CAPITAL SUSCRITO Y PAGADO: Bs. 75.368.355.000,00

CARACAS, VENEZUELA

CONVOCATORIA

Se convoca a los señores accionistas para la Asamblea General de Corimon, C.A., que se celebrará el día veinticuatro (24) de febrero de 2006, a las 9:00 a.m., en el Pent- House del edificio Corimon, ubicado en la calle Hans Neumann de Los Cortijos de Lourdes, en la ciudad de Caracas, Venezuela, a fin de tratar la siguiente agenda:

1. Considerar y resolver acerca de los estados financieros correspondientes al ejercicio económico terminado el 30 de noviembre de 2005, con vista del informe de los Comisarios, así como considerar y resolver acerca del informe de la Junta Directiva.

2. Considerar y resolver acerca del nombramiento de los Comisarios y sus suplentes, así como fijarles su remuneración; designar una firma independiente de contadores públicos para que emita su dictamen sobre los estados financieros anuales de la compañía.

3. Considerar y resolver, con vista al proyecto que presentará la Junta Directiva, sobre el decreto de un dividendo con cargo a la cuenta de Utilidades Retenidas.

Caracas, nueve (9) de febrero de 2006

La Junta Directiva

<u>Nota:</u> Se participa a los señores accionistas que la memoria y cuenta presentada por la Junta Directiva, los estados financieros auditados por contadores públicos, correspondientes al ejercicio económico finalizado el día 30 de noviembre de 2005, el informe de los Comisarios y demás documentación relacionada con esta convocatoria, se encuentran a su disposición en las oficinas de la compañía ubicadas en la calle Hans Neumann, edificio Corimon, Pent-House, Los Cortijos de Lourdes, Caracas, Venezuela y en el Venezolano de Crédito, Banco Universal, Departamento de Valores, en la Avenida Alameda, Piso 8, San Bernardino, Caracas, Venezuela.

Item #9

REPUBLICA BOLIVARIANA DE VENEZUELA
Morales Parra
Ingles · Castellano
G.O. N° 37.475

CORIMON, C.A.
AUTHORIZED CAPITAL Bs. 97.973.320.000,00
SUBSCRIBED AND PAID-IN CAPITAL Bs. 75.368.355.000,00
CARACAS, VENEZUELA

NOTICE OF MEETING

The shareholders of Corimon, C.A. are called to a Regular Shareholders' Meeting to be held on February 24th, 2006, at 9:00 a.m. in the Pent-House of the Corimon building, located at Calle Hans Neumann, Los Cortijos de Lourdes, in the city of Caracas, Venezuela, in order to deliberate on the following agenda:

1. Consider and resolve upon the financial statements for the year ended November 30th, 2005, considering the Statutory Auditors' Report, as well as consider and resolve upon the Board of Directors' Report.

2. Consider and resolve upon the appointment of the statutory auditors and their alternates and determine their remuneration. Appoint an independent public accounting firm to issue an opinion on the company's annual financial statements.

3. Consider and resolve upon the proposal submitted by the Board of Directors concerning a dividend payment against Retained Earnings.

The Board of Directors

Caracas, February 9th, 2006.

Note: The shareholders are informed that the statement and account submitted by the Board of Directors, the financial statements audited by public accountants for the fiscal year ended November 30th, 2005 and the Statutory Auditors report are available for your inspection at the Company's offices located at Calle Hans Neumann, Corimon building, penthouse, Los Cortijos de Lourdes, and at Venezolano de Crédito Banco Universal, Securities Department, at Avenida Alameda, 8th floor, San Bernardino, Caracas, Venezuela.

"CORIMON, C.A."

CAPITAL AUTORIZADO: BS. 97.973.320.000,00
CAPITAL SUSCRITO Y PAGADO: BS. 75.368.355.000,00
CARACAS, VENEZUELA

CONVOCATORIA

Se convoca a los señores accionistas para la Asamblea General de Corimon, C.A., que se celebrará el día veinticuatro (24) de febrero de 2006, a las 9:00 a.m., en el Pent- House del edificio Corimon, ubicado en la calle Hans Neumann de Los Cortijos de Lourdes, en la ciudad de Caracas, Venezuela, a fin de tratar la siguiente agenda:

1. Considerar y resolver acerca de los estados financieros correspondientes al ejercicio económico terminado el 30 de noviembre de 2005, con vista del informe de los Comisarios, así como considerar y resolver acerca del informe de la Junta Directiva.

2. Considerar y resolver acerca del nombramiento de los Comisarios y sus suplentes, así como fijarles su remuneración; designar una firma independiente de contadores públicos para que emita su dictamen sobre los estados financieros anuales de la compañía.

3. Considerar y resolver, con vista al proyecto que presentará la Junta Directiva, sobre el decreto de un dividendo con cargo a la cuenta de Utilidades Retenidas.

Caracas, nueve (9) de febrero de 2006

La Junta Directiva

Nota: Se participa a los señores accionistas que la memoria y cuenta presentada por la Junta Directiva, los estados financieros auditados por contadores públicos, correspondientes al ejercicio económico finalizado el día 30 de noviembre de 2005, el informe de los Comisarios y demás documentación relacionada con esta convocatoria, se encuentran a su disposición en las oficinas de la compañía ubicadas en la calle Hans Neumann, edificio Corimon, Pent-House, Los Cortijos de Lourdes, Caracas, Venezuela y en el Venezolano de Crédito, Banco Universal, Departamento de Valores, en la Avenida Alameda, Piso 8, San Bernardino, Caracas, Venezuela.

"CORIMON, C.A."

CAPITAL AUTORIZADO: BS. 97.973.320.000,00
CAPITAL SUSCRITO Y PAGADO: BS. 75.368.355.000,00
CARACAS, VENEZUELA

CONVOCATORIA

Se convoca a los señores accionistas para la Asamblea General de Corimon, C.A., que se celebrará el día veinticuatro (24) de febrero de 2006, a las 9:00 a.m., en el Pent- House del edificio Corimon, ubicado en la calle Hans Neumann de Los Cortijos de Lourdes, en la ciudad de Caracas, Venezuela, a fin de tratar la siguiente agenda:

1. Considerar y resolver acerca de los estados financieros correspondientes al ejercicio económico terminado el 30 de noviembre de 2005, con vista del informe de los Comisarios, así como considerar y resolver acerca del informe de la Junta Directiva.

2. Considerar y resolver acerca del nombramiento de los Comisarios y sus suplentes, asi como fijarles su remuneración; designar una firma independiente de contadores públicos para que emita su dictamen sobre los estados financieros anuales de la compañía.

3. Considerar y resolver, con vista al proyecto que presentará la Junta Directiva, sobre el decreto de un dividendo con cargo a la cuenta de Utilidades Retenidas.

Caracas, nueve (9) de febrero de 2006

La Junta Directiva

Nota: Se participa a los señores accionistas que la memoria y cuenta presentada por la Junta Directiva, los estados financieros auditados por contadores públicos, correspondientes al ejercicio económico finalizado el día 30 de noviembre de 2005, el informe de los Comisarios y demás documentación relacionada con esta convocatoria, se encuentran a su disposición en las oficinas de la compañía ubicadas en la calle Hans Neumann, edificio Corimon, Pent-House, Los Cortijos de Lourdes, Caracas, Venezuela y en el Venezolano de Crédito, Banco Universal, Departamento de Valores, en la Avenida Alameda, Piso 8, San Bernardino, Caracas, Venezuela.

Item #10

Caracas, February 9, 2006

To
Nelson Ortiz
President
Bolsa de Valores de Caracas (Caracas Stock Exchange)

Dear Mr. Ortiz:

We attach herein a copy of the notice of meeting for the General Shareholders Meeting of Corimon C.A. published today, February 9, 2006, in newspapers "El Universal" and "El Nacional".

We also attach two (2) copies of the audited financial statements for the fiscal year ended on November 30, 2005.

Being there no further matters to discuss, our best regards.

Sincerely,

Virginia Serra L.
Investor Relations

CORIMON, C.A.
AUTHORIZED CAPITAL Bs. 97.973.320.000,00
SUBSCRIBED AND PAID-IN CAPITAL Bs. 75.368.355.000,00
CARACAS, VENEZUELA

NOTICE OF MEETING

The shareholders of Corimon, C.A. are called to a Regular Shareholders' Meeting to be held on February 24th, 2006, at 9:00 a.m. in the Pent-House of the Corimon building, located at Calle Hans Neumann, Los Cortijos de Lourdes, in the city of Caracas, Venezuela, in order to deliberate on the following agenda:

1. Consider and resolve upon the financial statements for the year ended November 30th, 2005, considering the Statutory Auditors' Report, as well as consider and resolve upon the Board of Directors' Report.

2. Consider and resolve upon the appointment of the statutory auditors and their alternates and determine their remuneration. Appoint an independent public accounting firm to issue an opinion on the company's annual financial statements.

3. Consider and resolve upon the proposal submitted by the Board of Directors concerning a dividend payment against Retained Earnings.

The Board of Directors

Caracas, February 9th, 2006.

Note: The shareholders are informed that the statement and account submitted by the Board of Directors, the financial statements audited by public accountants for the fiscal year ended November 30th, 2005 and the Statutory Auditors report are available for your inspection at the Company's offices located at Calle Hans Neumann, Corimon building, penthouse, Los Cortijos de Lourdes, and at Venezolano de Crédito Banco Universal, Securities Department, at Avenida Alameda, 8th floor, San Bernardino, Caracas, Venezuela.

CORIMON

Caracas, 9 de febrero de 2006

Señor
Nelson Ortiz
Presidente
Bolsa de Valores de Caracas
Ciudad.-

Estimado Sr. Ortiz

Anexamos copia de la convocatoria a la Asamblea General de Accionistas de Corimon C.A., que fue publicada hoy 9 de febrero de 2006 en los periódicos "El Universal" y "El Nacional".

De igual forma anexamos dos (2) ejemplares de los estados financieros auditados para el período fiscal que finalizó el 30 de noviembre de 2005.

Sin otro particular al cual hacer referencia, se despide de usted,

Atentamente,

Virginia Serra

Virginia Serra L.
Relaciones con Inversionistas

"CORIMON, C.A."

CAPITAL AUTORIZADO: BS. 97.973.320.000,00
CAPITAL SUSCRITO Y PAGADO: BS. 75.368.355.000,00
CARACAS, VENEZUELA

CONVOCATORIA

Se convoca a los señores accionistas para la Asamblea General de Corimon, C.A., que se celebrará el día veinticuatro (24) de febrero de 2006, a las 9:00 a.m., en el Pent- House del edificio Corimon, ubicado en la calle Hans Neumann de Los Cortijos de Lourdes, en la ciudad de Caracas, Venezuela, a fin de tratar la siguiente agenda:

1. Considerar y resolver acerca de los estados financieros correspondientes al ejercicio económico terminado el 30 de noviembre de 2005, con vista del informe de los Comisarios, así como considerar y resolver acerca del informe de la Junta Directiva.

2. Considerar y resolver acerca del nombramiento de los Comisarios y sus suplentes, así como fijarles su remuneración; designar una firma independiente de contadores públicos para que emita su dictamen sobre los estados financieros anuales de la compañía.

3. Considerar y resolver, con vista al proyecto que presentará la Junta Directiva, sobre el decreto de un dividendo con cargo a la cuenta de Utilidades Retenidas.

Caracas, nueve (9) de febrero de 2006

La Junta Directiva

Nota: Se participa a los señores accionistas que la memoria y cuenta presentada por la Junta Directiva, los estados financieros auditados por contadores públicos, correspondientes al ejercicio económico finalizado el día 30 de noviembre de 2005, el informe de los Comisarios y demás documentación relacionada con esta convocatoria, se encuentran a su disposición en las oficinas de la compañía ubicadas en la calle Hans Neumann, edificio Corimon, Pent-House, Los Cortijos de Lourdes, Caracas, Venezuela y en el Venezolano de Crédito, Banco Universal, Departamento de Valores, en la Avenida Alameda, Piso 8, San Bernardino, Caracas, Venezuela.

"CORIMON, C.A."

CAPITAL AUTORIZADO: BS. 97.973.320.000,00
CAPITAL SUSCRITO Y PAGADO: BS. 75.368.355.000,00
CARACAS, VENEZUELA

CONVOCATORIA

Se convoca a los señores accionistas para la Asamblea General de Corimon, C.A., que se celebrará el día veinticuatro (24) de febrero de 2006, a las 9:00 a.m., en el Pent- House del edificio Corimon, ubicado en la calle Hans Neumann de Los Cortijos de Lourdes, en la ciudad de Caracas, Venezuela, a fin de tratar la siguiente agenda:

1. Considerar y resolver acerca de los estados financieros correspondientes al ejercicio económico terminado el 30 de noviembre de 2005, con vista del informe de los Comisarios, así como considerar y resolver acerca del informe de la Junta Directiva.

2. Considerar y resolver acerca del nombramiento de los Comisarios y sus suplentes, asi como fijarles su remuneración; designar una firma independiente de contadores públicos para que emita su dictamen sobre los estados financieros anuales de la compañía.

3. Considerar y resolver, con vista al proyecto que presentará la Junta Directiva, sobre el decreto de un dividendo con cargo a la cuenta de Utilidades Retenidas.

Caracas, nueve (9) de febrero de 2006

La Junta Directiva

Nota: Se participa a los señores accionistas que la memoria y cuenta presentada por la Junta Directiva, los estados financieros auditados por contadores públicos, correspondientes al ejercicio económico finalizado el día 30 de noviembre de 2005, el informe de los Comisarios y demás documentación relacionada con esta convocatoria, se encuentran a su disposición en las oficinas de la compañía ubicadas en la calle Hans Neumann, edificio Corimon, Pent-House, Los Cortijos de Lourdes, Caracas, Venezuela y en el Venezolano de Crédito, Banco Universal, Departamento de Valores, en la Avenida Alameda, Piso 8, San Bernardino, Caracas, Venezuela.

CORIMON, C. A. Y COMPAÑÍAS FILIALES
Balances Generales Consolidados
30 de noviembre de 2005 y 2004
(Expresados en millones de bolívares constantes del 30 de noviembre de 2005)

Activos	**2005**	**2004**
Activos circulantes:		
Efectivo y equivalentes de efectivo	18.321	14.401
Depósito a plazo fijo	2.150	1.443
Documentos y cuentas por cobrar		
Comerciales	69.709	50.562
Impuestos retenidos	12.837	8.582
Inversiones Neuco, C. A.	1.432	1.474
Anticipo a proveedores	1.196	930
Funcionarios y empleados	327	243
Otras	2.318	955
	87.819	62.746
Menos estimación para cuentas de cobro dudoso	3.177	3.245
Total documentos y cuentas por cobrar	84.642	59.501
Inventarios, neto	54.355	43.611
Depósitos en garantía	5.147	5.517
Gastos pagados por anticipado	1.786	1.371
Total activos circulantes	166.401	125.844
Cuentas por cobrar a largo plazo	10.006	11.776
Inversiones en acciones	3.817	319
Propiedades, plantas y equipo, neto	136.168	145.411
Terrenos y otros activos para la venta	12.523	12.706
Cargos diferidos y otros activos	6.779	7.285
Plusvalía	446	1.761
	336.140	305.102

CORIMON, C. A. Y COMPAÑÍAS FILIALES

Balances Generales Consolidados, Continuación

30 de noviembre de 2005 y 2004

(Expresados en millones de bolívares constantes del 30 de noviembre de 2005)

Pasivos y Patrimonio	**2005**	**2004**
Pasivos circulantes:		
Préstamos y otras obligaciones financieras	34.828	20.383
Porción circulante de obligaciones bajo contratos de arrendamiento financiero	1.009	1.221
Documentos y cuentas por pagar		
Comerciales	51.717	41.554
Directores y accionistas	427	450
Total documentos y cuentas por pagar	52.144	42.004
Dividendos preferidos por pagar	2.415	-
Impuestos sobre la renta por pagar	772	5.194
Gastos acumulados por pagar	21.362	21.410
Total pasivos circulantes	112.530	90.212
Préstamos y otras obligaciones financieras a largo plazo	3.115	6.197
Obligaciones a largo plazo bajo contratos de arrendamiento financiero (nota 9)	1.104	3.322
Apartado para indemnizaciones laborales, neto de anticipos	5.423	5.060
Impuesto sobre la renta diferido	589	727
Dividendos preferidos por pagar	-	2.784
Otros pasivos	435	508
Total pasivos	123.196	108.810
Intereses minoritarios	4.396	4.719
Patrimonio, según estado adjunto	208.548	191.573
Total pasivos y patrimonio	336.140	305.102

CORIMON, C. A. Y COMPAÑÍAS FILIALES

Estados Consolidados de Ganancias y Pérdidas

Años terminados el 30 de noviembre de 2005 y 2004

(Expresados en millones de bolívares constantes del 30 de noviembre de 2005, excepto la utilidad neta por acción)

	2005	2004
Ventas netas	270.426	240.143
Costo de ventas	194.790	165.758
Utilidad bruta	75.636	74.385
Gastos de operaciones:		
De ventas	31.256	24.484
Administración y generales	20.024	21.139
Total gastos de operaciones	51.280	45.623
Utilidad en operaciones	24.356	28.762
Costo (ingreso) integral de financiamiento:		
Intereses gastos, neto	5.061	7.681
Diferencia en fluctuación cambiaria, neta	(1.022)	1.074
Resultado monetario del ejercicio	(1.275)	(4.410)
Total costo integral de financiamiento	2.764	4.345
Otros egresos, netos	705	2.146
Utilidad antes de impuesto sobre la renta y participación minoritaria en la utilidad de filial consolidada	20.887	22.271
Impuesto sobre la renta	2.817	6.589
Utilidad antes de participación minoritaria en la utilidad de filial consolidada	18.070	15.682
Participación minoritaria en la utilidad de filial consolidada	323	258
Utilidad neta	18.393	15.940
Utilidad neta por acción	1.220	1.057

CORIMON, C. A. Y COMPAÑÍAS FILIALES

Estados Consolidados de Movimiento de las Cuentas de Patrimonio

Años terminados el 31 de noviembre de 2005 y 2004

(Expresados en millones de bolívares constantes del 30 de noviembre de 2005)

	Capital social acciones comunes (nominal)	Actualización del capital social	Prima en emisión de acciones	Acciones en tesorería	Exceso del valor neto en libros sobre el costo de acciones de filial	Utilidades retenidas (déficit) Reserva legal	Utilidades retenidas (déficit) No distribuidas (déficit)	Utilidades retenidas (déficit) Total	Ajuste acumulado por traducción monetaria	Resultado no relizado por tenencia de activos no monetarios (RETANM)	Total patrimonio
Saldos al 30 de noviembre de 2003, previamente informados	75.368	142.845	1.622	-	-	37.797	(53.984)	(16.187)	10.617	(69.502)	144.763
Ajuste de años anteriores	-	5.871	-	-	-	-	-	-	-	-	5.871
Saldos al 30 de noviembre de 2003, reestructurado	75.368	148.716	1.622	-	-	37.797	(53.984)	(16.187)	10.617	(69.502)	150.634
Acciones en poder de filiales	-	-	-	(113)	-	-	-	-	-	-	(113)
Exceso del valor neto en libros sobre el costo de las acciones de filial	-	-	-	-	16.675	-	-	-	-	-	16.675
Utilidad neta	-	-	-	-	-	-	15.940	15.940	-	-	15.940
Ajuste por traducción	-	-	-	-	-	-	-	-	98	-	98
Efecto por tenencia de activos no monetarios	-	-	-	-	-	-	(680)	(680)	-	9.019	8.339
Saldos al 30 de noviembre de 2004	75.368	148.716	1.622	(113)	16.675	37.797	(38.724)	(927)	10.715	(60.483)	191.573
Compensación de cuentas patrimoniales	-	(99.207)	-	-	-	-	38.724	38.724	-	60.483	-
Utilidad neta	-	-	-	-	-	-	18.393	18.393	-	-	18.393
Ajuste por traducción	-	-	-	-	-	-	-	-	(308)	-	(308)
Efecto por tenencia de activos no monetarios	-	-	-	-	-	-	-	-	-	(1.110)	(1.110)
Saldos al 30 de noviembre de 2005	75.368	49.509	1.622	(113)	16.675	37.797	18.393	56.190	10.407	(1.110)	208.548

CORIMON, C. A. Y COMPAÑÍAS FILIALES

Estados Consolidados de Movimiento del Efectivo

Años terminados el 30 de noviembre de 2005 y 2004

(Expresados en millones de bolívares constantes del 30 de noviembre de 2005)

	2005	2004
Movimiento del efectivo proveniente de las actividades operacionales:		
Utilidad neta	18.393	15.940
Ajuste para conciliar la utilidad neta con el efectivo neto provisto por (usado en) las actividades operacionales -		
Depreciación y amortización	13.944	14.778
Estimación para cuentas de cobro dudoso y obsolescencia de inventarios	-	3.625
Ganancia por posición monetaria neta, fluctuación cambiaria	-	(165)
Ganancia en venta de propiedades, plantas y equipo	(34)	(86)
Provisión para indemnizaciones laborales, neta de anticipos y pagos	363	249
Participación minoritaria en filial consolidada	(323)	(258)
Valoración de cuenta por cobrar a largo plazo	-	1.044
Cambios en activos y pasivos -		
Disminución (aumento) en -		
Documentos y cuentas por cobrar	(25.047)	(23.331)
Inventarios	(10.744)	(14.628)
Depósitos en garantía	370	5.517
Gastos pagados por anticipado	(415)	(718)
Cargos diferidos, otros activos y plusvalía	506	(1.428)
Aumento (disminución) en -		
Documentos y cuentas por pagar	10.140	(1.975)
Impuestos sobre la renta por pagar	(4.422)	4.813
Dividendos preferidos por pagar	(369)	(543)
Otros pasivos	(73)	(1.774)
Impuestos sobre la renta diferido	(138)	2
Gastos acumulados por pagar	(48)	(2.522)
Total ajustes	(16.290)	(17.400)
Efectivo neto provisto por (usado en) las actividades operacionales	2.103	(1.460)
Movimiento del efectivo proveniente de las actividades de inversión:		
Adquisiciones de propiedades, planta y equipo y terrenos y otros activos para la venta	(5.693)	(2.952)
Venta y retiros de propiedades, plantas y equipo	970	160
Depósitos a plazo fijo	(707)	12.893
Inversión en acciones	(3.498)	-
Cuentas por cobrar a largo plazo, neto	1.812	1.297
Efectivo neto provisto por (usado en) las actividades de inversión	(7.116)	11.398
Movimiento del efectivo proveniente de las actividades de financiamiento:		
(Pagos) contrataciones de arrendamiento financiero	(2.430)	4.543
Préstamos y otras obligaciones financieras, neto	11.363	(10.547)
Efectivo neto provisto por (usado en) las actividades de financiamiento	8.933	(6.004)
Aumento neto en el efectivo y equivalente de efectivo	3.920	3.934
Efectivo y equivalentes de efectivo al comienzo del año	14.401	10.467
Efectivo y equivalentes de efectivo al final del año	18.321	14.401
El resultado monetario del ejercicio corresponde a:		
Efectivo	1.908	1.386
Actividades operacionales	(4.432)	(2.891)
Actividades de inversión	(2.874)	(1.510)
Actividades de financiamiento	4.123	(1.395)
	(1.275)	(4.410)

CORIMON, C. A. Y COMPAÑÍAS FILIALES

Estados Consolidados de Ganancias y Pérdidas

Trimestres finalizados el 30 de noviembre de 2005 y 2004

(Expresados en millones de bolívares constantes del 30 de noviembre de 2005, excepto la utilidad neta por acción)

	2005	2004
Ventas netas	94.848	88.532
Costo de ventas	66.175	57.939
Utilidad bruta	28.673	30.593
Gastos de operaciones:		
De ventas	11.152	7.645
Administración y generales	4.867	4.207
Total gastos de operaciones	16.019	11.852
Utilidad en operaciones	12.654	18.741
Costo (ingreso) integral de financiamiento:		
Intereses gastos, neto	1.566	2.527
Diferencia en fluctuación cambiaria, neta	-	-
Resultado monetario del ejercicio	(151)	(1.778)
Total costo integral de financiamiento	1.415	749
Otros egresos (ingresos), netos	815	(560)
Utilidad antes de impuesto sobre la renta y participación minoritaria en la utilidad de filial consolidada	10.424	18.552
Impuesto sobre la renta	(593)	3.797
Utilidad antes de participación minoritaria en la utilidad de filial consolidada	11.017	14.755
Participación minoritaria en la utilidad de filial consolidada	13	(128)
Utilidad neta	11.004	14.883

Item #11

REPUBLICA BOLIVARIANA DE VENEZUELA

Caracas, February 9, 2006

To
Karen Alvarado
Operations Manager
Caja Venezolana de Valores

Dear Mrs. Alvarado:

We attach herein a copy of the notice of meeting for the General Shareholders' Meeting of Corimon C.A. published today, February 9, 2006, in newspapers "El Universal" and "El Nacional".

We also attach two (2) copies of the audited financial statements for the fiscal year ended on November 30, 2005.

Being there no further matters to discuss, our best regards.

Sincerely,

Virginia Serra L.
Investor Relations

CORIMON, C.A.
AUTHORIZED CAPITAL Bs. 97.973.320.000,00
SUBSCRIBED AND PAID-IN CAPITAL Bs. 75.368.355.000,00
CARACAS, VENEZUELA

NOTICE OF MEETING

The shareholders of Corimon, C.A. are called to a Regular Shareholders' Meeting to be held on February 24th, 2006, at 9:00 a.m. in the Pent-House of the Corimon building, located at Calle Hans Neumann, Los Cortijos de Lourdes, in the city of Caracas, Venezuela, in order to deliberate on the following agenda:

1. Consider and resolve upon the financial statements for the year ended November 30th, 2005, considering the Statutory Auditors' Report, as well as consider and resolve upon the Board of Directors' Report.

2. Consider and resolve upon the appointment of the statutory auditors and their alternates and determine their remuneration. Appoint an independent public accounting firm to issue an opinion on the company's annual financial statements.

3. Consider and resolve upon the proposal submitted by the Board of Directors concerning a dividend payment against Retained Earnings.

The Board of Directors

Caracas, February 9th, 2006.

Note: The shareholders are informed that the statement and account submitted by the Board of Directors, the financial statements audited by public accountants for the fiscal year ended November 30th, 2005 and the Statutory Auditors report are available for your inspection at the Company's offices located at Calle Hans Neumann, Corimon building, penthouse, Los Cortijos de Lourdes, and at Venezolano de Crédito Banco Universal, Securities Department, at Avenida Alameda, 8th floor, San Bernardino, Caracas, Venezuela.

CORIMON, C.A. AND ITS SUBSIDIARIES

Consolidated Balance Sheet

November 30th, 2005 and 2004

(Millions of constant bolivars as of november 30th, 2005)

Assets	2005	2004
Current Assets		
Cash	18.321	14.401
Time deposits	2.150	1.443
Notes and accounts receivables		
Trade	69.709	50.562
Retainde taxes	12.837	8.582
Inversiones Neuco, C. A.	1.432	1.474
Prepayment - Suppiers	1.196	930
Officials and employees	327	243
Other	2.318	955
	87.819	62.746
Less allowance for doubtful accounts	3.177	3.245
Notes and account receivables, net	84.642	59.501
Inventories, net	54.355	43.611
Deposits in guarantee	5.147	5.517
Prepaid expenses	1.786	1.371
Total current assets	166.401	125.844
Long.term account receivables	10.006	11.776
Investment in shares	3.817	319
Properrty, plant and equipment	136.168	145.411
Property and other asstes for sale	12.523	12.706
Deferred charges and other assets	6.779	7.285
Goodwill	446	1.761
	336.140	305.102

CORIMON, C.A. AND ITS SUBSIDIARIES

Consolidated Balance Sheet

November 30th, 2005 and 2004

(Millions of constant bolivars as of november 30th, 2005)

Liabilities and Shareholdres' Equity	**2005**	**2004**
Current liabilities		
Bank loans	34.828	20.383
Current portion of liabilities under contracts of financial lease	1.009	1.221
Notes and accounts payable		
Trade	51.717	41.554
Directors and shareholders	427	450
Total notes and accounts payable	52.144	42.004
Preferred dividends	2.415	-
Income tax	772	5.194
Accrued expenses	21.362	21.410
Total current assets	112.530	90.212
Long-term bank loans	3.115	6.197
Liabilities under contracts of financial lease	1.104	3.322
Accrual for employees termination benefits, net of advances	5.423	5.060
Deferred tax	589	727
Preferred dividends	-	2.784
Other liabilities	435	508
Total liabilities	123.196	108.810
Minority interests	4.396	4.719
Shareholdres' equity	208.548	191.573
Total liabilities and shareholders' equity	336.140	305.102

CORIMON, C. A. AND ITS AFFILIATES
Consolidated Statement of Income
Twelve-month period ended november 30th, 2005 and 2004
(Millions of constant bolivars as of november 30th, 2005,
except net income per share)

	2005	2004
Net Sales	270.426	240.143
Cost of Sales	194.790	165.758
Gross income	75.636	74.385
Operating expenses		
Selling	31.256	24.484
Administrative and general	20.024	21.139
Total operating expenses	51.280	45.623
Operating Income	24.356	28.762
Integral financial cost (income)		
Interests expenses, net	5.061	7.681
Foreign exchange, net	(1.022)	1.074
Monetary result	(1.275)	(4.410)
Total integral financial cost	2.764	4.345
Other expenses, net	705	2.146
Net income before income taxes, and minority interests in the consolidated affiliate	20.887	22.271
Income Tax	2.817	6.589
Net income before minority interests in the consolidated affiliate	18.070	15.682
Minority interest participation in the consolidated affiliate's income	323	258
Net Income	18.393	15.940
Net Income per share	1.220	1.057

CORIMON, C. A. AND ITS AFFILIATES

Consolidated Staiment of Shareholders' Equity

Twelve-month period ended novemver 31st, 2005 and 2004

(Millions of constant bolivars as of november 31st, 2005)

	Capital stock common shares (nominal)	Capital stock adjustment	Premium on share issuance	Treasury stock	Premium on book value over the cost of subsidiaries' shares	Retained earnings (deficit): Legal reserve	Retained earnings (deficit): Not distributed (deficit)	Retained earnings (deficit): Total	Unrealized effect on investment valuation	Reuslt from holding nonmonetary assets (RETANM)	Total Shareholders' equity
Balances as of november 30th, 2003, previously informados	75.368	142.845	1.622	-	-	37.797	(53.984)	(16.187)	10.617	(69.502)	144.763
Adjustment for previous years	-	5.871	-	-	-	-	-	-	-	-	5.871
Balances as of november 30th, 2003	75.368	148.716	1.622	-	-	37.797	(53.984)	(16.187)	10.617	(69.502)	150.634
Acciones en poder de filiales	-	-	-	(113)	-	-	-	-	-	-	(113)
Premium on book value over the cost of subsidiaries' shares	-	-	-	-	16.675	-	-	-	-	-	- 16.675
Net Income	-	-	-	-	-	-	15.940	15.940	-	-	15.940
Translation adjustment	-	-	-	-	-	-	-	-	98	-	98
Result from holding nonmonetary assets	-	-	-	-	-	-	(680)	(680)	-	9.019	8.339
Balances as of november 30th, 2004	75.368	148.716	1.622	(113)	16.675	37.797	(38.724)	(927)	10.715	(60.483)	191.573
Equity accounts compensation	-	(99.207)	-	-	-	-	38.724	38.724	-	60.483	-
Net Income	-	-	-	-	-	-	18.393	18.393	-	-	18.393
Translation adjustment	-	-	-	-	-	-	-	-	(308)	-	(308)
Result from holding nonmonetary assets	-	-	-	-	-	-	-	-	-	(1.110)	(1.110)
Balances as of november 30th, 2005	75.368	49.509	1.622	(113)	16.675	37.797	18.393	56.190	10.407	(1.110)	208.548

CORIMON, C. A. AND ITS AFFILIATES
Consolidated Statment of Cash Flows
Twelve-month period ended november 30th, 2005 and 2004
(Millions of constant bolivars as of november 31st, 2005)

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	18.393	15.940
Adjustments to reconcile net loss to cash provided by (used in) operating activities -		
Depreciation and amortization	13.944	14.778
Allowance for doubtful accounts and old inventory	-	3.625
Gain from net monetary position, net	-	(165)
Gain on property, plant and equipment sale	(34)	(86)
Accrual for employee termination benefits, net of advances and payments	363	249
Minority interests in consolidated affiliate	(323)	(258)
Current value of long-term accunts receivable	-	1.044
Changes in assets and liabilities		
Reduction (increase) in -		
Notes and accounts receivable	(25.047)	(23.331)
Inventories	(10.744)	(14.628)
Time deposits	370	5.517
Prepaid expenses	(415)	(718)
Deferred charges, other assets and goodwill	506	(1.428)
Increase (decrease) in -		
Notes and accounts payable	10.140	(1.975)
Income tax payable	(4.422)	4.813
Dividends payable	(369)	(543)
Other liabilities	(73)	(1.774)
Deferred tax income	(138)	2
Accrued expenses	(48)	(2.522)
Total adjustments	(16.290)	(17.400)
Net cash provided by (used in) operating activities	2.103	(1.460)
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisitions of property, plant and equipment	(5.693)	(2.952)
Proceeds from sale of property, plant and equipment	970	160
Time deposits	(707)	12.893
Investments in share	(3.498)	-
Long-term accounts receivable, net	1.812	1.297
Cash used in investing activities	(7.116)	11.398
CASH FLOWS FROM FINANCING ACTIVITIES		
Payments (income) on financial leasing	(2.430)	4.543
Loans and other financial accounts payable, net	11.363	(10.547)
Net cash provided by financing activities	8.933	(6.004)
Net increase in cash and cash equivalents	3.920	3.934
Cash and cash equivalents at the beginning of the year	14.401	10.467
Cash and cash equivalents at the end of the year	18.321	14.401
Breakdown activities of monetary cahnges		
Cash	1.908	1.386
Operating activities	(4.432)	(2.891)
Investing activities	(2.874)	(1.510)
Financing activities	4.123	(1.395)
	(1.275)	(4.410)

CORIMON, C. A. AND ITS AFFILIATES

Consolidated Statement of Income

Three-month period ended november 30th, 2005 and 2004

(Millions of constant bolivars as of november 30th, 2006)

	2005	2004
Net Sales	94.848	88.532
Cost of Sales	66.175	57.939
Gross income	28.673	30.593
Operating expenses		
Selling	11.152	7.645
Administrative and general	4.867	4.207
Total operating expenses	16.019	11.852
Operating Income	12.654	18.741
Integral financial cost (income)		
Interests expenses, net	1.566	2.527
Foreign exchange, net	-	-
Monetary result	(151)	(1.778)
Total integral financial cost	1.415	749
Other expenses, net	815	(560)
Net income before income taxes, and minority interests in the consolidated affiliate	10.424	18.552
Income Tax	(593)	3.797
Net income before minority interests in the consolidated affiliate	11.017	14.755
Minority interest participation in the consolidated affiliate's income	13	(128)
Net Income	11.004	14.883

CORIMON

Caracas, 9 de febrero de 2006

Señora
Karen Alvarado
Gerente de Operaciones
Caja Venezolana de Valores
Ciudad.-

lores S.A.
09 FEB 2006
La recep... de este documento no implica la aceptación de su contenido.

Estimada Sra. Alvarado

Anexamos copia de la convocatoria a la Asamblea General de Accionistas de Corimon C.A., que fue publicada hoy 9 de febrero de 2006 en los periódicos "El Universal" y "El Nacional".

De igual forma anexamos dos (2) ejemplares de los estados financieros auditados para el período fiscal que finalizó el 30 de noviembre de 2005.

Sin otro particular al cual hacer referencia, se despide de usted,

Atentamente,

Virginia Serra L.
Relaciones con Inversionistas

lores S.A.
09 FEB 2006
La recepción ... documento no im... acep... de su ...

CORIMON, C.A., S.A.C.A., Calle Hans Neumann, Edif. Corimon, Los Cortijos de Lourdes Caracas 1071, VENEZUELA
Telfs.: 400.55.55 Fax: 400.56.44. RIF: J-000256411 · NIT: 0036613939
Capital Autorizado: Bs. 97.973.320.000,00 · Capital Suscrito y Pagado: Bs. 75.368.355.000,00 · www.corimon.com

"CORIMON, C.A."

CAPITAL AUTORIZADO: BS. 97.973.320.000,00
CAPITAL SUSCRITO Y PAGADO: BS. 75.368.355.000,00
CARACAS, VENEZUELA

CONVOCATORIA

Se convoca a los señores accionistas para la Asamblea General de Corimon, C.A., que se celebrará el día veinticuatro (24) de febrero de 2006, a las 9:00 a.m., en el Pent- House del edificio Corimon, ubicado en la calle Hans Neumann de Los Cortijos de Lourdes, en la ciudad de Caracas, Venezuela, a fin de tratar la siguiente agenda:

1. Considerar y resolver acerca de los estados financieros correspondientes al ejercicio económico terminado el 30 de noviembre de 2005, con vista del informe de los Comisarios, así como considerar y resolver acerca del informe de la Junta Directiva.

2. Considerar y resolver acerca del nombramiento de los Comisarios y sus suplentes, así como fijarles su remuneración; designar una firma independiente de contadores públicos para que emita su dictamen sobre los estados financieros anuales de la compañía.

3. Considerar y resolver, con vista al proyecto que presentará la Junta Directiva, sobre el decreto de un dividendo con cargo a la cuenta de Utilidades Retenidas.

Caracas, nueve (9) de febrero de 2006

La Junta Directiva

Nota: Se participa a los señores accionistas que la memoria y cuenta presentada por la Junta Directiva, los estados financieros auditados por contadores públicos, correspondientes al ejercicio económico finalizado el día 30 de noviembre de 2005, el informe de los Comisarios y demás documentación relacionada con esta convocatoria, se encuentran a su disposición en las oficinas de la compañía ubicadas en la calle Hans Neumann, edificio Corimon, Pent-House, Los Cortijos de Lourdes, Caracas, Venezuela y en el Venezolano de Crédito, Banco Universal, Departamento de Valores, en la Avenida Alameda, Piso 8, San Bernardino, Caracas, Venezuela.

"CORIMON, C.A."

CAPITAL AUTORIZADO: BS. 97.973.320.000,00
CAPITAL SUSCRITO Y PAGADO: BS. 75.368.355.000,00
CARACAS, VENEZUELA

CONVOCATORIA

Se convoca a los señores accionistas para la Asamblea General de Corimon, C.A., que se celebrará el día veinticuatro (24) de febrero de 2006, a las 9:00 a.m., en el Pent- House del edificio Corimon, ubicado en la calle Hans Neumann de Los Cortijos de Lourdes, en la ciudad de Caracas, Venezuela, a fin de tratar la siguiente agenda:

1. Considerar y resolver acerca de los estados financieros correspondientes al ejercicio económico terminado el 30 de noviembre de 2005, con vista del informe de los Comisarios, así como considerar y resolver acerca del informe de la Junta Directiva.

2. Considerar y resolver acerca del nombramiento de los Comisarios y sus suplentes, así como fijarles su remuneración; designar una firma independiente de contadores públicos para que emita su dictamen sobre los estados financieros anuales de la compañía.

3. Considerar y resolver, con vista al proyecto que presentará la Junta Directiva, sobre el decreto de un dividendo con cargo a la cuenta de Utilidades Retenidas.

Caracas, nueve (9) de febrero de 2006

La Junta Directiva

Nota: Se participa a los señores accionistas que la memoria y cuenta presentada por la Junta Directiva, los estados financieros auditados por contadores públicos, correspondientes al ejercicio económico finalizado el día 30 de noviembre de 2005, el informe de los Comisarios y demás documentación relacionada con esta convocatoria, se encuentran a su disposición en las oficinas de la compañía ubicadas en la calle Hans Neumann, edificio Corimon, Pent-House, Los Cortijos de Lourdes, Caracas, Venezuela y en el Venezolano de Crédito, Banco Universal, Departamento de Valores, en la Avenida Alameda, Piso 8, San Bernardino, Caracas, Venezuela.

CORIMON, C. A. Y COMPAÑÍAS FILIALES

Balances Generales Consolidados

30 de noviembre de 2005 y 2004

(Expresados en millones de bolívares constantes del 30 de noviembre de 2005)

Activos	**2005**	**2004**
Activos circulantes:		
Efectivo y equivalentes de efectivo	18.321	14.401
Depósito a plazo fijo	2.150	1.443
Documentos y cuentas por cobrar		
Comerciales	69.709	50.562
Impuestos retenidos	12.837	8.582
Inversiones Neuco, C. A.	1.432	1.474
Anticipo a proveedores	1.196	930
Funcionarios y empleados	327	243
Otras	2.318	955
	87.819	62.746
Menos estimación para cuentas de cobro dudoso	3.177	3.245
Total documentos y cuentas por cobrar	84.642	59.501
Inventarios, neto	54.355	43.611
Depósitos en garantía	5.147	5.517
Gastos pagados por anticipado	1.786	1.371
Total activos circulantes	166.401	125.844
Cuentas por cobrar a largo plazo	10.006	11.776
Inversiones en acciones	3.817	319
Propiedades, plantas y equipo, neto	136.168	145.411
Terrenos y otros activos para la venta	12.523	12.706
Cargos diferidos y otros activos	6.779	7.285
Plusvalía	446	1.761
	336.140	305.102

CORIMON, C. A. Y COMPAÑÍAS FILIALES

Balances Generales Consolidados, Continuación

30 de noviembre de 2005 y 2004

(Expresados en millones de bolívares constantes del 30 de noviembre de 2005)

Pasivos y Patrimonio	2005	2004
Pasivos circulantes:		
Préstamos y otras obligaciones financieras	34.828	20.383
Porción circulante de obligaciones bajo contratos de arrendamiento financiero	1.009	1.221
Documentos y cuentas por pagar		
Comerciales	51.717	41.554
Directores y accionistas	427	450
Total documentos y cuentas por pagar	52.144	42.004
Dividendos preferidos por pagar	2.415	-
Impuestos sobre la renta por pagar	772	5.194
Gastos acumulados por pagar	21.362	21.410
Total pasivos circulantes	112.530	90.212
Préstamos y otras obligaciones financieras a largo plazo	3.115	6.197
Obligaciones a largo plazo bajo contratos de arrendamiento financiero (nota 9)	1.104	3.322
Apartado para indemnizaciones laborales, neto de anticipos	5.423	5.060
Impuesto sobre la renta diferido	589	727
Dividendos preferidos por pagar	-	2.784
Otros pasivos	435	508
Total pasivos	123.196	108.810
Intereses minoritarios	4.396	4.719
Patrimonio, según estado adjunto	208.548	191.573
Total pasivos y patrimonio	336.140	305.102

CORIMON, C. A. Y COMPAÑÍAS FILIALES

Estados Consolidados de Ganancias y Pérdidas

Años terminados el 30 de noviembre de 2005 y 2004

(Expresados en millones de bolívares constantes del 30 de noviembre de 2005, excepto la utilidad neta por acción)

	2005	2004
Ventas netas	270.426	240.143
Costo de ventas	194.790	165.758
Utilidad bruta	75.636	74.385
Gastos de operaciones:		
De ventas	31.256	24.484
Administración y generales	20.024	21.139
Total gastos de operaciones	51.280	45.623
Utilidad en operaciones	24.356	28.762
Costo (ingreso) integral de financiamiento:		
Intereses gastos, neto	5.061	7.681
Diferencia en fluctuación cambiaria, neta	(1.022)	1.074
Resultado monetario del ejercicio	(1.275)	(4.410)
Total costo integral de financiamiento	2.764	4.345
Otros egresos, netos	705	2.146
Utilidad antes de impuesto sobre la renta y participación minoritaria en la utilidad de filial consolidada	20.887	22.271
Impuesto sobre la renta	2.817	6.589
Utilidad antes de participación minoritaria en la utilidad de filial consolidada	18.070	15.682
Participación minoritaria en la utilidad de filial consolidada	323	258
Utilidad neta	18.393	15.940
Utilidad neta por acción	1.220	1.057

CORIMON, C. A. Y COMPAÑÍAS FILIALES
Estados Consolidados de Movimiento de las Cuentas de Patrimonio
Años terminados el 31 de noviembre de 2005 y 2004
(Expresados en millones de bolívares constantes del 30 de noviembre de 2005)

	Capital social acciones comunes (nominal)	Actualización del capital social	Prima en emisión de acciones	Acciones en tesorería	Exceso del valor neto en libros sobre el costo de acciones de filial	Utilidades retenidas (déficit)			Ajuste acumulado por traducción monetaria	Resultado no relizado por tenencia de activos no monetarios (RETANM)	Total patrimonio
						Reserva legal	No distribuidas (déficit)	Total			
Saldos al 30 de noviembre de 2003, previamente informados	75.368	142.845	1.622	-	-	37.797	(53.984)	(16.187)	10.617	(69.502)	144.763
Ajuste de años anteriores	-	5.871	-	-	-	-	-	-	-	-	5.871
Saldos al 30 de noviembre de 2003, reestructurado	75.368	148.716	1.622	-	-	37.797	(53.984)	(16.187)	10.617	(69.502)	150.634
Acciones en poder de filiales	-	-	-	(113)	-	-	-	-	-	-	(113)
Exceso del valor neto en libros sobre el costo de las acciones de filial	-	-	-	-	16.675	-	-	-	-	-	16.675
Utilidad neta	-	-	-	-	-	-	15.940	15.940	-	-	15.940
Ajuste por traducción	-	-	-	-	-	-	-	-	98	-	98
Efecto por tenencia de activos no monetarios	-	-	-	-	-	-	(680)	(680)	-	9.019	8.339
Saldos al 30 de noviembre de 2004	75.368	148.716	1.622	(113)	16.675	37.797	(38.724)	(927)	10.715	(60.483)	191.573
Compensación de cuentas patrimoniales	-	(99.207)	-	-	-	-	38.724	38.724	-	60.483	-
Utilidad neta	-	-	-	-	-	-	18.393	18.393	-	-	18.393
Ajuste por traducción	-	-	-	-	-	-	-	-	(308)	-	(308)
Efecto por tenencia de activos no monetarios	-	-	-	-	-	-	-	-	-	(1.110)	(1.110)
Saldos al 30 de noviembre de 2005	75.368	49.509	1.622	(113)	16.675	37.797	18.393	56.190	10.407	(1.110)	208.548

CORIMON, C. A. Y COMPAÑÍAS FILIALES

Estados Consolidados de Movimiento del Efectivo

Años terminados el 30 de noviembre de 2005 y 2004

(Expresados en millones de bolívares constantes del 30 de noviembre de 2005)

	2005	2004
Movimiento del efectivo proveniente de las actividades operacionales:		
Utilidad neta	18.393	15.940
Ajuste para conciliar la utilidad neta con el efectivo neto provisto por (usado en) las actividades operacionales -		
Depreciación y amortización	13.944	14.778
Estimación para cuentas de cobro dudoso y obsolescencia de inventarios	-	3.625
Ganancia por posición monetaria neta, fluctuación cambiaria	-	(165)
Ganancia en venta de propiedades, plantas y equipo	(34)	(86)
Provisión para indemnizaciones laborales, neta de anticipos y pagos	363	249
Participación minoritaria en filial consolidada	(323)	(258)
Valoración de cuenta por cobrar a largo plazo	-	1.044
Cambios en activos y pasivos -		
Disminución (aumento) en -		
Documentos y cuentas por cobrar	(25.047)	(23.331)
Inventarios	(10.744)	(14.628)
Depósitos en garantía	370	5.517
Gastos pagados por anticipado	(415)	(718)
Cargos diferidos, otros activos y plusvalía	506	(1.428)
Aumento (disminución) en -		
Documentos y cuentas por pagar	10.140	(1.975)
Impuestos sobre la renta por pagar	(4.422)	4.813
Dividendos preferidos por pagar	(369)	(543)
Otros pasivos	(73)	(1.774)
Impuestos sobre la renta diferido	(138)	2
Gastos acumulados por pagar	(48)	(2.522)
Total ajustes	(16.290)	(17.400)
Efectivo neto provisto por (usado en) las actividades operacionales	2.103	(1.460)
Movimiento del efectivo proveniente de las actividades de inversión:		
Adquisiciones de propiedades, planta y equipo y terrenos y otros activos para la venta	(5.693)	(2.952)
Venta y retiros de propiedades, plantas y equipo	970	160
Depósitos a plazo fijo	(707)	12.893
Inversión en acciones	(3.498)	-
Cuentas por cobrar a largo plazo, neto	1.812	1.297
Efectivo neto provisto por (usado en) las actividades de inversión	(7.116)	11.398
Movimiento del efectivo proveniente de las actividades de financiamiento:		
(Pagos) contrataciones de arrendamiento financiero	(2.430)	4.543
Préstamos y otras obligaciones financieras, neto	11.363	(10.547)
Efectivo neto provisto por (usado en) las actividades de financiamiento	8.933	(6.004)
Aumento neto en el efectivo y equivalente de efectivo	3.920	3.934
Efectivo y equivalentes de efectivo al comienzo del año	14.401	10.467
Efectivo y equivalentes de efectivo al final del año	18.321	14.401
El resultado monetario del ejercicio corresponde a:		
Efectivo	1.908	1.386
Actividades operacionales	(4.432)	(2.891)
Actividades de inversión	(2.874)	(1.510)
Actividades de financiamiento	4.123	(1.395)
	(1.275)	(4.410)

CORIMON, C. A. Y COMPAÑÍAS FILIALES

Estados Consolidados de Ganancias y Pérdidas

Trimestres finalizados el 30 de noviembre de 2005 y 2004

(Expresados en millones de bolívares constantes del 30 de noviembre de 2005, excepto la utilidad neta por acción)

	2005	2004
Ventas netas	94.848	88.532
Costo de ventas	66.175	57.939
Utilidad bruta	28.673	30.593
Gastos de operaciones:		
De ventas	11.152	7.645
Administración y generales	4.867	4.207
Total gastos de operaciones	16.019	11.852
Utilidad en operaciones	12.654	18.741
Costo (ingreso) integral de financiamiento:		
Intereses gastos, neto	1.566	2.527
Diferencia en fluctuación cambiaria, neta	-	-
Resultado monetario del ejercicio	(151)	(1.778)
Total costo integral de financiamiento	1.415	749
Otros egresos (ingresos), netos	815	(560)
Utilidad antes de impuesto sobre la renta y participación minoritaria en la utilidad de filial consolidada	10.424	18.552
Impuesto sobre la renta	(593)	3.797
Utilidad antes de participación minoritaria en la utilidad de filial consolidada	11.017	14.755
Participación minoritaria en la utilidad de filial consolidada	13	(128)
Utilidad neta	11.004	14.883

Item #12

Caracas, February 9, 2006

To
Fernando José De Candia Ochoa
President
Comisión Nacional de Valores (National Securities Commission)

Dear Mr. De Candia:

We attach herein a copy of the notice of meeting for the General Shareholders' Meeting of Corimon C.A. published today, February 9, 2006, in newspapers "El Universal" and "El Nacional".

We also attach five (5) copies of the audited financial statements for the fiscal year ended on November 30, 2005.

Being there no further matters to discuss, our best regards.

Sincerely,

Virginia Serra L.
Investor Relations

CORIMON, C.A.
AUTHORIZED CAPITAL Bs. 97.973.320.000,00
SUBSCRIBED AND PAID-IN CAPITAL Bs. 75.368.355.000,00
CARACAS, VENEZUELA

NOTICE OF MEETING

The shareholders of Corimon, C.A. are called to a Regular Shareholders' Meeting to be held on February 24th, 2006, at 9:00 a.m. in the Pent-House of the Corimon building, located at Calle Hans Neumann, Los Cortijos de Lourdes, in the city of Caracas, Venezuela, in order to deliberate on the following agenda:

1. Consider and resolve upon the financial statements for the year ended November 30th, 2005, considering the Statutory Auditors' Report, as well as consider and resolve upon the Board of Directors' Report.

2. Consider and resolve upon the appointment of the statutory auditors and their alternates and determine their remuneration. Appoint an independent public accounting firm to issue an opinion on the company's annual financial statements.

3. Consider and resolve upon the proposal submitted by the Board of Directors concerning a dividend payment against Retained Earnings.

The Board of Directors

Caracas, February 9th, 2006.

Note: The shareholders are informed that the statement and account submitted by the Board of Directors, the financial statements audited by public accountants for the fiscal year ended November 30th, 2005 and the Statutory Auditors report are available for your inspection at the Company's offices located at Calle Hans Neumann, Corimon building, penthouse, Los Cortijos de Lourdes, and at Venezolano de Crédito Banco Universal, Securities Department, at Avenida Alameda, 8th floor, San Bernardino, Caracas, Venezuela.

CORIMON, C.A. AND ITS SUBSIDIARIES

Consolidated Balance Sheet
November 30th, 2005 and 2004
(Millions of constant bolivars as of november 30th, 2005)

Assets	**2005**	**2004**
Current Assets		
Cash	18.321	14.401
Time deposits	2.150	1.443
Notes and accounts receivables		
Trade	69.709	50.562
Retainde taxes	12.837	8.582
Inversiones Neuco, C. A.	1.432	1.474
Prepayment - Suppiers	1.196	930
Officials and employees	327	243
Other	2.318	955
	87.819	62.746
Less allowance for doubtful accounts	3.177	3.245
Notes and account receivables, net	84.642	59.501
Inventories, net	54.355	43.611
Deposits in guarantee	5.147	5.517
Prepaid expenses	1.786	1.371
Total current assets	166.401	125.844
Long.term account receivables	10.006	11.776
Investment in shares	3.817	319
Properrty, plant and equipment	136.168	145.411
Property and other asstes for sale	12.523	12.706
Deferred charges and other assets	6.779	7.285
Goodwill	446	1.761
	336.140	305.102

CORIMON, C.A. AND ITS SUBSIDIARIES

Consolidated Balance Sheet

November 30th, 2005 and 2004

(Millions of constant bolivars as of november 30th, 2005)

Liabilities and Shareholdres' Equity	**2005**	**2004**
Current liabilities		
Bank loans	34.828	20.383
Current portion of liabilities under contracts of financial lease	1.009	1.221
Notes and accounts payable		
Trade	51.717	41.554
Directors and shareholders	427	450
Total notes and accounts payable	52.144	42.004
Preferred dividends	2.415	-
Income tax	772	5.194
Accrued expenses	21.362	21.410
Total current assets	112.530	90.212
Long-term bank loans	3.115	6.197
Liabilities under contracts of financial lease	1.104	3.322
Accrual for employees termination benefits, net of advances	5.423	5.060
Deferred tax	589	727
Preferred dividends	-	2.784
Other liabilities	435	508
Total liabilities	123.196	108.810
Minority interests	4.396	4.719
Shareholdres' equity	208.548	191.573
Total liabilities and shareholders' equity	336.140	305.102

CORIMON, C. A. AND ITS AFFILIATES

Consolidated Statement of Income

Twelve-month period ended november 30th, 2005 and 2004

(Millions of constant bolivars as of november 30th, 2005, except net income per share)

	2005	2004
Net Sales	270.426	240.143
Cost of Sales	194.790	165.758
Gross income	75.636	74.385
Operating expenses		
Selling	31.256	24.484
Administrative and general	20.024	21.139
Total operating expenses	51.280	45.623
Operating Income	24.356	28.762
Integral financial cost (income)		
Interests expenses, net	5.061	7.681
Foreign exchange, net	(1.022)	1.074
Monetary result	(1.275)	(4.410)
Total integral financial cost	2.764	4.345
Other expenses, net	705	2.146
Net income before income taxes, and minority interests in the consolidated affiliate	20.887	22.271
Income Tax	2.817	6.589
Net income before minority interests in the consolidated affiliate	18.070	15.682
Minority interest participation in the consolidated affiliate's income	323	258
Net Income	18.393	15.940
Net Income per share	1.220	1.057

CORIMON, C. A. AND ITS AFFILIATES
Consolidated Statment of Shareholders' Equity
Twelve-month period ended novemver 31st, 2005 and 2004
(Millions of constant bolivars as of november 31st, 2005)

	Capital stock common shares (nominal)	Capital stock adjustment	Premium on share issuance	Treasury stock	Premium on book value over the cost of subsidiaries' shares	Retained earnings (deficit): Legal reserve	Retained earnings (deficit): Not distributed (deficit)	Retained earnings (deficit): Total	Unrealized effect on investment valuation	Reuslt from holding nonmonetary assets (RETANM)	Total Shareholders' equity
Balances as of november 30th, 2003, previously informados	75.368	142.845	1.622	-	-	37.797	(53.984)	(16.187)	10.617	(69.502)	144.763
Adjustment for previous years	-	5.871	-	-	-	-	-	-	-	-	5.871
Balances as of november 30th, 2003	75.368	148.716	1.622	-	-	37.797	(53.984)	(16.187)	10.617	(69.502)	150.634
Acciones en poder de filiales	-	-	-	(113)	-	-	-	-	-	-	(113)
Premium on book value over the cost of subsidiaries' shares	-	-	-	-	16.675	-	-	-	-	-	16.675
Net Income	-	-	-	-	-	-	15.940	15.940	-	-	15.940
Translation adjustment	-	-	-	-	-	-	-	-	98	-	98
Result from holding nonmonetary assets	-	-	-	-	-	-	(680)	(680)	-	9.019	8.339
Balances as of november 30th, 2004	75.368	148.716	1.622	(113)	16.675	37.797	(38.724)	(927)	10.715	(60.483)	191.573
Equity accounts compensation	-	(99.207)	-	-	-	-	38.724	38.724	-	60.483	-
Net Income	-	-	-	-	-	-	18.393	18.393	-	-	18.393
Translation adjustment	-	-	-	-	-	-	-	-	(308)	-	(308)
Result from holding nonmonetary assets	-	-	-	-	-	-	-	-	-	(1.110)	(1.110)
Balances as of november 30th, 2005	75.368	49.509	1.622	(113)	16.675	37.797	18.393	56.190	10.407	(1.110)	208.548

CORIMON, C. A. AND ITS AFFILIATES
Consolidated Statment of Cash Flows
Twelve-month period ended november 30th, 2005 and 2004
(Millions of constant bolivars as of november 31st, 2005)

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	18.393	15.940
Adjustments to reconcile net loss to cash provided by (used in) operating activities -		
Depreciation and amortization	13.944	14.778
Allowance for doubtful accounts and old inventory	-	3.625
Gain from net monetary position, net	-	(165)
Gain on property, plant and equipment sale	(34)	(86)
Accrual for employee termination benefits, net of advances and payments	363	249
Minority interests in consolidated affiliate	(323)	(258)
Current value of long-term accunts receivable	-	1.044
Changes in assets and liabilities		
Reduction (increase) in -		
Notes and accounts receivable	(25.047)	(23.331)
Inventories	(10.744)	(14.628)
Time deposits	370	5.517
Prepaid expenses	(415)	(718)
Deferred charges, other assets and goodwill	506	(1.428)
Increase (decrease) in -		
Notes and accounts payable	10.140	(1.975)
Income tax payable	(4.422)	4.813
Dividends payable	(369)	(543)
Other liabilities	(73)	(1.774)
Deferred tax income	(138)	2
Accrued expenses	(48)	(2.522)
Total adjustments	(16.290)	(17.400)
Net cash provided by (used in) operating activities	2.103	(1.460)
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisitions of property, plant and equipment	(5.693)	(2.952)
Proceeds from sale of property, plant and equipment	970	160
Time deposits	(707)	12.893
Investments in share	(3.498)	-
Long-term accounts receivable, net	1.812	1.297
Cash used in investing activities	(7.116)	11.398
CASH FLOWS FROM FINANCING ACTIVITIES		
Payments (income) on financial leasing	(2.430)	4.543
Loans and other financial accounts payable, net	11.363	(10.547)
Net cash provided by financing activities	8.933	(6.004)
Net increase in cash and cash equivalents	3.920	3.934
Cash and cash equivalents at the beginning of the year	14.401	10.467
Cash and cash equivalents at the end of the year	18.321	14.401
Breakdown activities of monetary cahnges		
Cash	1.908	1.386
Operating activities	(4.432)	(2.891)
Investing activities	(2.874)	(1.510)
Financing activities	4.123	(1.395)
	(1.275)	(4.410)

CORIMON, C. A. AND ITS AFFILIATES

Consolidated Statement of Income

Three-month period ended november 30th, 2005 and 2004

(Millions of constant bolivars as of november 30th, 2006)

	2005	2004
Net Sales	94.848	88.532
Cost of Sales	66.175	57.939
Gross income	28.673	30.593
Operating expenses		
Selling	11.152	7.645
Administrative and general	4.867	4.207
Total operating expenses	16.019	11.852
Operating Income	12.654	18.741
Integral financial cost (income)		
Interests expenses, net	1.566	2.527
Foreign exchange, net	-	-
Monetary result	(151)	(1.778)
Total integral financial cost	1.415	749
Other expenses, net	815	(560)
Net income before income taxes, and minority interests in the consolidated affiliate	10.424	18.552
Income Tax	(593)	3.797
Net income before minority interests in the consolidated affiliate	11.017	14.755
Minority interest participation in the consolidated affiliate's income	13	(128)
Net Income	11.004	14.883

CORIMON

RECEIVED

RECIBIDO

Caracas, 9 de febrero de 2006

Doctor
Fernando José De Candia Ochoa
Presidente
Comisión Nacional de Valores
Ciudad.-

Estimado Dr. De Candia:

Anexamos copia de la convocatoria a la Asamblea General de Accionistas de Corimon C.A., que fue publicada hoy 9 de febrero de 2006 en los periódicos "El Universal" y "El Nacional".

De igual forma anexamos cinco (5) ejemplares de los estados financieros auditados para el período fiscal que finalizó el 30 de noviembre de 2005.

Sin otro particular al cual hacer referencia, se despide de usted,

Atentamente,

Virginia Serra L.
Relaciones con Inversionistas

FAVOR DEVOLVER
COPIA FIRMADA

CORIMON, C.A., S.A.C.A., Calle Hans Neumann, Edif. Corimon, Los Cortijos de Lourdes, Caracas 1071, VENEZUELA
Telfs.: 400.55.55 Fax: 400.56.44. RIF: J-00025641I- NIT: 0036613939

"CORIMON, C.A."

CAPITAL AUTORIZADO: BS. 97.973.320.000,00
CAPITAL SUSCRITO Y PAGADO: BS. 75.368.355.000,00
CARACAS, VENEZUELA

CONVOCATORIA

Se convoca a los señores accionistas para la Asamblea General de Corimon, C.A., que se celebrará el día veinticuatro (24) de febrero de 2006, a las 9:00 a.m., en el Pent- House del edificio Corimon, ubicado en la calle Hans Neumann de Los Cortijos de Lourdes, en la ciudad de Caracas, Venezuela, a fin de tratar la siguiente agenda:

1. Considerar y resolver acerca de los estados financieros correspondientes al ejercicio económico terminado el 30 de noviembre de 2005, con vista del informe de los Comisarios, así como considerar y resolver acerca del informe de la Junta Directiva.

2. Considerar y resolver acerca del nombramiento de los Comisarios y sus suplentes, así como fijarles su remuneración; designar una firma independiente de contadores públicos para que emita su dictamen sobre los estados financieros anuales de la compañía.

3. Considerar y resolver, con vista al proyecto que presentará la Junta Directiva, sobre el decreto de un dividendo con cargo a la cuenta de Utilidades Retenidas.

Caracas, nueve (9) de febrero de 2006

La Junta Directiva

Nota: Se participa a los señores accionistas que la memoria y cuenta presentada por la Junta Directiva, los estados financieros auditados por contadores públicos, correspondientes al ejercicio económico finalizado el día 30 de noviembre de 2005, el informe de los Comisarios y demás documentación relacionada con esta convocatoria, se encuentran a su disposición en las oficinas de la compañía ubicadas en la calle Hans Neumann, edificio Corimon, Pent-House, Los Cortijos de Lourdes, Caracas, Venezuela y en el Venezolano de Crédito, Banco Universal, Departamento de Valores, en la Avenida Alameda, Piso 8, San Bernardino, Caracas, Venezuela.

"CORIMON, C.A."

CAPITAL AUTORIZADO: BS. 97.973.320.000,00
CAPITAL SUSCRITO Y PAGADO: BS. 75.368.355.000,00
CARACAS, VENEZUELA

CONVOCATORIA

Se convoca a los señores accionistas para la Asamblea General de Corimon, C.A., que se celebrará el día veinticuatro (24) de febrero de 2006, a las 9:00 a.m., en el Pent- House del edificio Corimon, ubicado en la calle Hans Neumann de Los Cortijos de Lourdes, en la ciudad de Caracas, Venezuela, a fin de tratar la siguiente agenda:

1. Considerar y resolver acerca de los estados financieros correspondientes al ejercicio económico terminado el 30 de noviembre de 2005, con vista del informe de los Comisarios, así como considerar y resolver acerca del informe de la Junta Directiva.

2. Considerar y resolver acerca del nombramiento de los Comisarios y sus suplentes, así como fijarles su remuneración; designar una firma independiente de contadores públicos para que emita su dictamen sobre los estados financieros anuales de la compañía.

3. Considerar y resolver, con vista al proyecto que presentará la Junta Directiva, sobre el decreto de un dividendo con cargo a la cuenta de Utilidades Retenidas.

Caracas, nueve (9) de febrero de 2006

La Junta Directiva

Nota: Se participa a los señores accionistas que la memoria y cuenta presentada por la Junta Directiva, los estados financieros auditados por contadores públicos, correspondientes al ejercicio económico finalizado el día 30 de noviembre de 2005, el informe de los Comisarios y demás documentación relacionada con esta convocatoria, se encuentran a su disposición en las oficinas de la compañía ubicadas en la calle Hans Neumann, edificio Corimon, Pent-House, Los Cortijos de Lourdes, Caracas, Venezuela y en el Venezolano de Crédito, Banco Universal, Departamento de Valores, en la Avenida Alameda, Piso 8, San Bernardino, Caracas, Venezuela.

CORIMON, C. A. Y COMPAÑÍAS FILIALES
Balances Generales Consolidados
30 de noviembre de 2005 y 2004
(Expresados en millones de bolívares constantes del 30 de noviembre de 2005)

Activos	**2005**	**2004**
Activos circulantes:		
Efectivo y equivalentes de efectivo	18.321	14.401
Depósito a plazo fijo	2.150	1.443
Documentos y cuentas por cobrar		
Comerciales	69.709	50.562
Impuestos retenidos	12.837	8.582
Inversiones Neuco, C. A.	1.432	1.474
Anticipo a proveedores	1.196	930
Funcionarios y empleados	327	243
Otras	2.318	955
	87.819	62.746
Menos estimación para cuentas de cobro dudoso	3.177	3.245
Total documentos y cuentas por cobrar	84.642	59.501
Inventarios, neto	54.355	43.611
Depósitos en garantía	5.147	5.517
Gastos pagados por anticipado	1.786	1.371
Total activos circulantes	166.401	125.844
Cuentas por cobrar a largo plazo	10.006	11.776
Inversiones en acciones	3.817	319
Propiedades, plantas y equipo, neto	136.168	145.411
Terrenos y otros activos para la venta	12.523	12.706
Cargos diferidos y otros activos	6.779	7.285
Plusvalía	446	1.761
	336.140	305.102

CORIMON, C. A. Y COMPAÑÍAS FILIALES

Balances Generales Consolidados, Continuación

30 de noviembre de 2005 y 2004

(Expresados en millones de bolívares constantes del 30 de noviembre de 2005)

Pasivos y Patrimonio	2005	2004
Pasivos circulantes:		
Préstamos y otras obligaciones financieras	34.828	20.383
Porción circulante de obligaciones bajo contratos de arrendamiento financiero	1.009	1.221
Documentos y cuentas por pagar		
Comerciales	51.717	41.554
Directores y accionistas	427	450
Total documentos y cuentas por pagar	52.144	42.004
Dividendos preferidos por pagar	2.415	-
Impuestos sobre la renta por pagar	772	5.194
Gastos acumulados por pagar	21.362	21.410
Total pasivos circulantes	112.530	90.212
Préstamos y otras obligaciones financieras a largo plazo	3.115	6.197
Obligaciones a largo plazo bajo contratos de arrendamiento financiero (nota 9)	1.104	3.322
Apartado para indemnizaciones laborales, neto de anticipos	5.423	5.060
Impuesto sobre la renta diferido	589	727
Dividendos preferidos por pagar	-	2.784
Otros pasivos	435	508
Total pasivos	123.196	108.810
Intereses minoritarios	4.396	4.719
Patrimonio, según estado adjunto	208.548	191.573
Total pasivos y patrimonio	336.140	305.102

CORIMON, C. A. Y COMPAÑÍAS FILIALES

Estados Consolidados de Ganancias y Pérdidas

Años terminados el 30 de noviembre de 2005 y 2004

(Expresados en millones de bolívares constantes del 30 de noviembre de 2005,
excepto la utilidad neta por acción)

	2005	2004
Ventas netas	270.426	240.143
Costo de ventas	194.790	165.758
Utilidad bruta	75.636	74.385
Gastos de operaciones:		
De ventas	31.256	24.484
Administración y generales	20.024	21.139
Total gastos de operaciones	51.280	45.623
Utilidad en operaciones	24.356	28.762
Costo (ingreso) integral de financiamiento:		
Intereses gastos, neto	5.061	7.681
Diferencia en fluctuación cambiaria, neta	(1.022)	1.074
Resultado monetario del ejercicio	(1.275)	(4.410)
Total costo integral de financiamiento	2.764	4.345
Otros egresos, netos	705	2.146
Utilidad antes de impuesto sobre la renta y participación minoritaria en la utilidad de filial consolidada	20.887	22.271
Impuesto sobre la renta	2.817	6.589
Utilidad antes de participación minoritaria en la utilidad de filial consolidada	18.070	15.682
Participación minoritaria en la utilidad de filial consolidada	323	258
Utilidad neta	18.393	15.940
Utilidad neta por acción	1.220	1.057

CORIMON, C. A. Y COMPAÑÍAS FILIALES

Estados Consolidados de Movimiento de las Cuentas de Patrimonio

Años terminados el 31 de noviembre de 2005 y 2004

(Expresados en millones de bolívares constantes del 30 de noviembre de 2005)

	Capital social acciones comunes (nominal)	Actualización del capital social	Prima en emisión de acciones	Acciones en tesorería	Exceso del valor neto en libros sobre el costo de acciones de filial	Utilidades retenidas (déficit) Reserva legal	No distribuidas (déficit)	Total	Ajuste acumulado por traducción monetaria	Resultado no relizado por tenencia de activos no monetarios (RETANM)	Total patrimonio
Saldos al 30 de noviembre de 2003, previamente informados	75.368	142.845	1.622	-	-	37.797	(53.984)	(16.187)	10.617	(69.502)	144.763
Ajuste de años anteriores	-	5.871	-	-	-	-	-	-	-	-	5.871
Saldos al 30 de noviembre de 2003, reestructurado	75.368	148.716	1.622	-	-	37.797	(53.984)	(16.187)	10.617	(69.502)	150.634
Acciones en poder de filiales	-	-	-	(113)	-	-	-	-	-	-	(113)
Exceso del valor neto en libros sobre el costo de las acciones de filial	-	-	-	-	16.675	-	-	-	-	-	16.675
Utilidad neta	-	-	-	-	-	-	15.940	15.940	-	-	15.940
Ajuste por traducción	-	-	-	-	-	-	-	-	98	-	98
Efecto por tenencia de activos no monetarios	-	-	-	-	-	-	(680)	(680)	-	9.019	8.339
Saldos al 30 de noviembre de 2004	75.368	148.716	1.622	(113)	16.675	37.797	(38.724)	(927)	10.715	(60.483)	191.573
Compensacion de cuentas patrimoniales	-	(99.207)	-	-	-	-	38.724	38.724	-	60.483	-
Utilidad neta	-	-	-	-	-	-	18.393	18.393	-	-	18.393
Ajuste por traducción	-	-	-	-	-	-	-	-	(308)	-	(308)
Efecto por tenencia de activos no monetarios	-	-	-	-	-	-	-	-	-	(1.110)	(1.110)
Saldos al 30 de noviembre de 2005	75.368	49.509	1.622	(113)	16.675	37.797	18.393	56.190	10.407	(1.110)	208.548

CORIMON, C. A. Y COMPAÑÍAS FILIALES

Estados Consolidados de Movimiento del Efectivo

Años terminados el 30 de noviembre de 2005 y 2004

(Expresados en millones de bolívares constantes del 30 de noviembre de 2005)

	2005	2004
Movimiento del efectivo proveniente de las actividades operacionales:		
Utilidad neta	18.393	15.940
Ajuste para conciliar la utilidad neta con el efectivo neto provisto por (usado en) las actividades operacionales -		
Depreciación y amortización	13.944	14.778
Estimación para cuentas de cobro dudoso y obsolescencia de inventarios	-	3.625
Ganancia por posición monetaria neta, fluctuación cambiaria	-	(165)
Ganancia en venta de propiedades, plantas y equipo	(34)	(86)
Provisión para indemnizaciones laborales, neta de anticipos y pagos	363	249
Participación minoritaria en filial consolidada	(323)	(258)
Valoración de cuenta por cobrar a largo plazo	-	1.044
Cambios en activos y pasivos -		
Disminución (aumento) en -		
Documentos y cuentas por cobrar	(25.047)	(23.331)
Inventarios	(10.744)	(14.628)
Depósitos en garantía	370	5.517
Gastos pagados por anticipado	(415)	(718)
Cargos diferidos, otros activos y plusvalía	506	(1.428)
Aumento (disminución) en -		
Documentos y cuentas por pagar	10.140	(1.975)
Impuestos sobre la renta por pagar	(4.422)	4.813
Dividendos preferidos por pagar	(369)	(543)
Otros pasivos	(73)	(1.774)
Impuestos sobre la renta diferido	(138)	2
Gastos acumulados por pagar	(48)	(2.522)
Total ajustes	(16.290)	(17.400)
Efectivo neto provisto por (usado en) las actividades operacionales	2.103	(1.460)
Movimiento del efectivo proveniente de las actividades de inversión:		
Adquisiciones de propiedades, planta y equipo y terrenos y otros activos para la venta	(5.693)	(2.952)
Venta y retiros de propiedades, plantas y equipo	970	160
Depósitos a plazo fijo	(707)	12.893
Inversión en acciones	(3.498)	-
Cuentas por cobrar a largo plazo, neto	1.812	1.297
Efectivo neto provisto por (usado en) las actividades de inversión	(7.116)	11.398
Movimiento del efectivo proveniente de las actividades de financiamiento:		
(Pagos) contrataciones de arrendamiento financiero	(2.430)	4.543
Préstamos y otras obligaciones financieras, neto	11.363	(10.547)
Efectivo neto provisto por (usado en) las actividades de financiamiento	8.933	(6.004)
Aumento neto en el efectivo y equivalente de efectivo	3.920	3.934
Efectivo y equivalentes de efectivo al comienzo del año	14.401	10.467
Efectivo y equivalentes de efectivo al final del año	18.321	14.401
El resultado monetario del ejercicio corresponde a:		
Efectivo	1.908	1.386
Actividades operacionales	(4.432)	(2.891)
Actividades de inversión	(2.874)	(1.510)
Actividades de financiamiento	4.123	(1.395)
	(1.275)	(4.410)

CORIMON, C. A. Y COMPAÑÍAS FILIALES

Estados Consolidados de Ganancias y Pérdidas

Trimestres finalizados el 30 de noviembre de 2005 y 2004

(Expresados en millones de bolívares constantes del 30 de noviembre de 2005, excepto la utilidad neta por acción)

	2005	2004
Ventas netas	94.848	88.532
Costo de ventas	66.175	57.939
Utilidad bruta	28.673	30.593
Gastos de operaciones:		
De ventas	11.152	7.645
Administración y generales	4.867	4.207
Total gastos de operaciones	16.019	11.852
Utilidad en operaciones	12.654	18.741
Costo (ingreso) integral de financiamiento:		
Intereses gastos, neto	1.566	2.527
Diferencia en fluctuación cambiaria, neta	-	-
Resultado monetario del ejercicio	(151)	(1.778)
Total costo integral de financiamiento	1.415	749
Otros egresos (ingresos), netos	815	(560)
Utilidad antes de impuesto sobre la renta y participación minoritaria en la utilidad de filial consolidada	10.424	18.552
Impuesto sobre la renta	(593)	3.797
Utilidad antes de participación minoritaria en la utilidad de filial consolidada	11.017	14.755
Participación minoritaria en la utilidad de filial consolidada	13	(128)
Utilidad neta	11.004	14.883

Item #13

Caracas, February 9, 2006

To
Angel Godón
Transfer Agent Manager
Banco Venezolano de Crédito

Dear Mr. Godón

We attach herein a copy of the notice of meeting for the General Shareholders' Meeting of Corimon C.A. published today, February 9, 2006, in newspapers "El Universal" and "El Nacional".

We also attach ten (10) copies of the audited financial statements for the fiscal year ended on November 30, 2005.

Being there no further matters to discuss, our best regards.

Sincerely,

Virginia Serra L.
Investor Relations

CORIMON, C.A.
AUTHORIZED CAPITAL Bs. 97.973.320.000,00
SUBSCRIBED AND PAID-IN CAPITAL Bs. 75.368.355.000,00
CARACAS, VENEZUELA

NOTICE OF MEETING

The shareholders of Corimon, C.A. are called to a Regular Shareholders' Meeting to be held on February 24th, 2006, at 9:00 a.m. in the Pent-House of the Corimon building, located at Calle Hans Neumann, Los Cortijos de Lourdes, in the city of Caracas, Venezuela, in order to deliberate on the following agenda:

1. Consider and resolve upon the financial statements for the year ended November 30th, 2005, considering the Statutory Auditors' Report, as well as consider and resolve upon the Board of Directors' Report.

2. Consider and resolve upon the appointment of the statutory auditors and their alternates and determine their remuneration. Appoint an independent public accounting firm to issue an opinion on the company's annual financial statements.

3. Consider and resolve upon the proposal submitted by the Board of Directors concerning a dividend payment against Retained Earnings.

The Board of Directors

Caracas, February 9th, 2006.

Note: The shareholders are informed that the statement and account submitted by the Board of Directors, the financial statements audited by public accountants for the fiscal year ended November 30th, 2005 and the Statutory Auditors report are available for your inspection at the Company's offices located at Calle Hans Neumann, Corimon building, penthouse, Los Cortijos de Lourdes, and at Venezolano de Crédito Banco Universal, Securities Department, at Avenida Alameda, 8th floor, San Bernardino, Caracas, Venezuela.

CORIMON, C.A. AND ITS SUBSIDIARIES
Consolidated Balance Sheet
November 30th, 2005 and 2004
(Millions of constant bolivars as of november 30th, 2005)

RECEIVED
2007 ... 15 A ...

Assets	**2005**	**2004**
Current Assets		
Cash	18.321	14.401
Time deposits	2.150	1.443
Notes and accounts receivables		
Trade	69.709	50.562
Retainde taxes	12.837	8.582
Inversiones Neuco, C. A.	1.432	1.474
Prepayment - Suppiers	1.196	930
Officials and employees	327	243
Other	2.318	955
	87.819	62.746
Less allowance for doubtful accounts	3.177	3.245
Notes and account receivables, net	84.642	59.501
Inventories, net	54.355	43.611
Deposits in guarantee	5.147	5.517
Prepaid expenses	1.786	1.371
Total current assets	166.401	125.844
Long.term account receivables	10.006	11.776
Investment in shares	3.817	319
Properrty, plant and equipment	136.168	145.411
Property and other asstes for sale	12.523	12.706
Deferred charges and other assets	6.779	7.285
Goodwill	446	1.761
	336.140	305.102

CORIMON, C.A. AND ITS SUBSIDIARIES

Consolidated Balance Sheet

November 30th, 2005 and 2004

(Millions of constant bolivars as of november 30th, 2005)

Liabilities and Shareholdres' Equity	2005	2004
Current liabilities		
Bank loans	34.828	20.383
Current portion of liabilities under contracts of financial lease	1.009	1.221
Notes and accounts payable		
Trade	51.717	41.554
Directors and shareholders	427	450
Total notes and accounts payable	52.144	42.004
Preferred dividends	2.415	-
Income tax	772	5.194
Accrued expenses	21.362	21.410
Total current assets	112.530	90.212
Long-term bank loans	3.115	6.197
Liabilities under contracts of financial lease	1.104	3.322
Accrual for employees termination benefits, net of advances	5.423	5.060
Deferred tax	589	727
Preferred dividends	-	2.784
Other liabilities	435	508
Total liabilities	123.196	108.810
Minority interests	4.396	4.719
Shareholdres' equity	208.548	191.573
Total liabilities and shareholders' equity	336.140	305.102

CORIMON, C. A. AND ITS AFFILIATES

Consolidated Statement of Income
Twelve-month period ended november 30th, 2005 and 2004
(Millions of constant bolivars as of november 30th, 2005,
except net income per share)

	2005	2004
Net Sales	270.426	240.143
Cost of Sales	194.790	165.758
Gross income	75.636	74.385
Operating expenses		
Selling	31.256	24.484
Administrative and general	20.024	21.139
Total operating expenses	51.280	45.623
Operating Income	24.356	28.762
Integral financial cost (income)		
Interests expenses, net	5.061	7.681
Foreign exchange, net	(1.022)	1.074
Monetary result	(1.275)	(4.410)
Total integral financial cost	2.764	4.345
Other expenses, net	705	2.146
Net income before income taxes, and minority interests in the consolidated affiliate	20.887	22.271
Income Tax	2.817	6.589
Net income before minority interests in the consolidated affiliate	18.070	15.682
Minority interest participation in the consolidated affiliate's income	323	258
Net Income	18.393	15.940
Net Income per share	1.220	1.057

CORIMON, C. A. AND ITS AFFILIATES
Consolidated Statment of Shareholders' Equity
Twelve-month period ended novemver 31st, 2005 and 2004
(Millions of constant bolivars as of november 31st, 2005)

	Capital stock common shares (nominal)	Capital stock adjustment	Premium on share issuance	Treasury stock	Premium on book value over the cost of subsidiaries' shares	Retained earnings (deficit) Legal reserve	Retained earnings (deficit) Not distributed (deficit)	Retained earnings (deficit) Total	Unrealized effect on investment valuation	Reusit from holding nonmonetary assets (RETANM)	Total Shareholders' equity
Balances as of november 30th, 2003, previously informados	75.368	142.845	1.622	-	-	37.797	(53.984)	(16.187)	10.617	(69.502)	144.763
Adjustment for previous years	-	5.871	-	-	-	-	-	-	-	-	5.871
Balances as of november 30th, 2003	75.368	148.716	1.622	-	-	37.797	(53.984)	(16.187)	10.617	(69.502)	150.634
Acciones en poder de filiales	-	-	-	(113)	-	-	-	-	-	-	(113)
Premium on book value over the cost of subsidiaries' shares	-	-	-	-	16.675	-	-	-	-	-	16.675
Net Income	-	-	-	-	-	-	15.940	15.940	-	-	15.940
Translation adjustment	-	-	-	-	-	-	-	-	98	-	98
Result from holding nonmonetary assets	-	-	-	-	-	-	(680)	(680)	-	9.019	8.339
Balances as of november 30th, 2004	75.368	148.716	1.622	(113)	16.675	37.797	(38.724)	(927)	10.715	(60.483)	191.573
Equity accounts compensation	-	(99.207)	-	-	-	-	38.724	38.724	-	60.483	-
Net Income	-	-	-	-	-	-	18.393	18.393	-	-	18.393
Translation adjustment	-	-	-	-	-	-	-	-	(308)	-	(308)
Result from holding nonmonetary assets	-	-	-	-	-	-	-	-	-	(1.110)	(1.110)
Balances as of november 30th, 2005	75.368	49.509	1.622	(113)	16.675	37.797	18.393	56.190	10.407	(1.110)	208.548

CORIMON, C. A. AND ITS AFFILIATES
Consolidated Statment of Cash Flows
Twelve-month period ended november 30th, 2005 and 2004
(Millions of constant bolivars as of november 31st, 2005)

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	18.393	15.940
Adjustments to reconcile net loss to cash provided by (used in) operating activities -		
Depreciation and amortization	13.944	14.778
Allowance for doubtful accounts and old inventory	-	3.625
Gain from net monetary position, net	-	(165)
Gain on property, plant and equipment sale	(34)	(86)
Accrual for employee termination benefits, net of advances and payments	363	249
Minority interests in consolidated affiliate	(323)	(258)
Current value of long-term accunts receivable	-	1.044
Changes in assets and liabilities		
Reduction (increase) in -		
Notes and accounts receivable	(25.047)	(23.331)
Inventories	(10.744)	(14.628)
Time deposits	370	5.517
Prepaid expenses	(415)	(718)
Deferred charges, other assets and goodwill	506	(1.428)
Increase (decrease) in -		
Notes and accounts payable	10.140	(1.975)
Income tax payable	(4.422)	4.813
Dividends payable	(369)	(543)
Other liabilities	(73)	(1.774)
Deferred tax income	(138)	2
Accrued expenses	(48)	(2.522)
Total adjustments	(16.290)	(17.400)
Net cash provided by (used in) operating activities	2.103	(1.460)
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisitions of property, plant and equipment	(5.693)	(2.952)
Proceeds from sale of property, plant and equipment	970	160
Time deposits	(707)	12.893
Investments in share	(3.498)	-
Long-term accounts receivable, net	1.812	1.297
Cash used in investing activities	(7.116)	11.398
CASH FLOWS FROM FINANCING ACTIVITIES		
Payments (income) on financial leasing	(2.430)	4.543
Loans and other financial accounts payable, net	11.363	(10.547)
Net cash provided by financing activities	8.933	(6.004)
Net increase in cash and cash equivalents	3.920	3.934
Cash and cash equivalents at the beginning of the year	14.401	10.467
Cash and cash equivalents at the end of the year	18.321	14.401
Breakdown activities of monetary cahnges		
Cash	1.908	1.386
Operating activities	(4.432)	(2.891)
Investing activities	(2.874)	(1.510)
Financing activities	4.123	(1.395)
	(1.275)	(4.410)

CORIMON, C. A. AND ITS AFFILIATES

Consolidated Statement of Income

Three-month period ended november 30th, 2005 and 2004

(Millions of constant bolivars as of november 30th, 2006)

	2005	2004
Net Sales	94.848	88.532
Cost of Sales	66.175	57.939
Gross income	28.673	30.593
Operating expenses		
Selling	11.152	7.645
Administrative and general	4.867	4.207
Total operating expenses	16.019	11.852
Operating Income	12.654	18.741
Integral financial cost (income)		
Interests expenses, net	1.566	2.527
Foreign exchange, net	-	-
Monetary result	(151)	(1.778)
Total integral financial cost	1.415	749
Other expenses, net	815	(560)
Net income before income taxes, and minority interests in the consolidated affiliate	10.424	18.552
Income Tax	(593)	3.797
Net income before minority interests in the consolidated affiliate	11.017	14.755
Minority interest participation in the consolidated affiliate's income	13	(128)
Net Income	11.004	14.883

CORIMON

RECEIVED

Caracas, 9 de febrero de 2006

Señor
Angel Godón
Gerente Agente de Traspaso
Banco Venezolano de Crédito
Ciudad.-

Estimado Sr. Godón

Anexamos copia de la convocatoria a la Asamblea General de Accionistas de Corimon C.A., que fue publicada hoy 9 de febrero de 2006 en los periódicos "El Universal" y "El Nacional".

De igual forma anexamos diez (10) ejemplares de los estados financieros auditados para el período fiscal que finalizó el 30 de noviembre de 2005.

Sin otro particular al cual hacer referencia, se despide de usted,

Atentamente,

Virginia Serra L.
Relaciones con Inversionistas

CORIMON, C.A., S.A.C.A., Calle Hans Neumann, Edif. Corimon, Los Cortijos de Lourdes, Caracas 1071, VENEZUELA
Telfs.: 400.55.55 Fax: 400.56.44. RIF: J-000256411- NIT: 0036613939
Capital Autorizado: Bs. 97.973.320.000,00 - Capital Suscrito y Pagado: Bs. 75.368.355.000,00 - www.corimon.com

"CORIMON, C.A."

CAPITAL AUTORIZADO: BS. 97.973.320.000,00
CAPITAL SUSCRITO Y PAGADO: BS. 75.368.355.000,00
CARACAS, VENEZUELA

CONVOCATORIA

Se convoca a los señores accionistas para la Asamblea General de Corimon, C.A., que se celebrará el día veinticuatro (24) de febrero de 2006, a las 9:00 a.m., en el Pent- House del edificio Corimon, ubicado en la calle Hans Neumann de Los Cortijos de Lourdes, en la ciudad de Caracas, Venezuela, a fin de tratar la siguiente agenda:

1. Considerar y resolver acerca de los estados financieros correspondientes al ejercicio económico terminado el 30 de noviembre de 2005, con vista del informe de los Comisarios, así como considerar y resolver acerca del informe de la Junta Directiva.

2. Considerar y resolver acerca del nombramiento de los Comisarios y sus suplentes, así como fijarles su remuneración; designar una firma independiente de contadores públicos para que emita su dictamen sobre los estados financieros anuales de la compañía.

3. Considerar y resolver, con vista al proyecto que presentará la Junta Directiva, sobre el decreto de un dividendo con cargo a la cuenta de Utilidades Retenidas.

Caracas, nueve (9) de febrero de 2006

La Junta Directiva

Nota: Se participa a los señores accionistas que la memoria y cuenta presentada por la Junta Directiva, los estados financieros auditados por contadores públicos, correspondientes al ejercicio económico finalizado el día 30 de noviembre de 2005, el informe de los Comisarios y demás documentación relacionada con esta convocatoria, se encuentran a su disposición en las oficinas de la compañía ubicadas en la calle Hans Neumann, edificio Corimon, Pent-House, Los Cortijos de Lourdes, Caracas, Venezuela y en el Venezolano de Crédito, Banco Universal, Departamento de Valores, en la Avenida Alameda, Piso 8, San Bernardino, Caracas, Venezuela.

"CORIMON, C.A."

CAPITAL AUTORIZADO: BS. 97.973.320.000,00
CAPITAL SUSCRITO Y PAGADO: BS. 75.368.355.000,00
CARACAS, VENEZUELA

CONVOCATORIA

Se convoca a los señores accionistas para la Asamblea General de Corimon, C.A., que se celebrará el día veinticuatro (24) de febrero de 2006, a las 9:00 a.m., en el Pent- House del edificio Corimon, ubicado en la calle Hans Neumann de Los Cortijos de Lourdes, en la ciudad de Caracas, Venezuela, a fin de tratar la siguiente agenda:

1. Considerar y resolver acerca de los estados financieros correspondientes al ejercicio económico terminado el 30 de noviembre de 2005, con vista del informe de los Comisarios, así como considerar y resolver acerca del informe de la Junta Directiva.

2. Considerar y resolver acerca del nombramiento de los Comisarios y sus suplentes, así como fijarles su remuneración; designar una firma independiente de contadores públicos para que emita su dictamen sobre los estados financieros anuales de la compañía.

3. Considerar y resolver, con vista al proyecto que presentará la Junta Directiva, sobre el decreto de un dividendo con cargo a la cuenta de Utilidades Retenidas.

Caracas, nueve (9) de febrero de 2006

La Junta Directiva

Nota: Se participa a los señores accionistas que la memoria y cuenta presentada por la Junta Directiva, los estados financieros auditados por contadores públicos, correspondientes al ejercicio económico finalizado el día 30 de noviembre de 2005, el informe de los Comisarios y demás documentación relacionada con esta convocatoria, se encuentran a su disposición en las oficinas de la compañía ubicadas en la calle Hans Neumann, edificio Corimon, Pent-House, Los Cortijos de Lourdes, Caracas, Venezuela y en el Venezolano de Crédito, Banco Universal, Departamento de Valores, en la Avenida Alameda, Piso 8, San Bernardino, Caracas, Venezuela.

CORIMON, C. A. Y COMPAÑÍAS FILIALES

Balances Generales Consolidados

30 de noviembre de 2005 y 2004

(Expresados en millones de bolívares constantes del 30 de noviembre de 2005)

Activos	2005	2004
Activos circulantes:		
Efectivo y equivalentes de efectivo	18.321	14.401
Depósito a plazo fijo	2.150	1.443
Documentos y cuentas por cobrar		
Comerciales	69.709	50.562
Impuestos retenidos	12.837	8.582
Inversiones Neuco, C. A.	1.432	1.474
Anticipo a proveedores	1.196	930
Funcionarios y empleados	327	243
Otras	2.318	955
	87.819	62.746
Menos estimación para cuentas de cobro dudoso	3.177	3.245
Total documentos y cuentas por cobrar	84.642	59.501
Inventarios, neto	54.355	43.611
Depósitos en garantía	5.147	5.517
Gastos pagados por anticipado	1.786	1.371
Total activos circulantes	166.401	125.844
Cuentas por cobrar a largo plazo	10.006	11.776
Inversiones en acciones	3.817	319
Propiedades, plantas y equipo, neto	136.168	145.411
Terrenos y otros activos para la venta	12.523	12.706
Cargos diferidos y otros activos	6.779	7.285
Plusvalía	446	1.761
	336.140	305.102

CORIMON, C. A. Y COMPAÑÍAS FILIALES

Balances Generales Consolidados, Continuación

30 de noviembre de 2005 y 2004

(Expresados en millones de bolívares constantes del 30 de noviembre de 2005)

Pasivos y Patrimonio	**2005**	**2004**
Pasivos circulantes:		
Préstamos y otras obligaciones financieras	34.828	20.383
Porción circulante de obligaciones bajo contratos de arrendamiento financiero	1.009	1.221
Documentos y cuentas por pagar		
Comerciales	51.717	41.554
Directores y accionistas	427	450
Total documentos y cuentas por pagar	52.144	42.004
Dividendos preferidos por pagar	2.415	-
Impuestos sobre la renta por pagar	772	5.194
Gastos acumulados por pagar	21.362	21.410
Total pasivos circulantes	112.530	90.212
Préstamos y otras obligaciones financieras a largo plazo	3.115	6.197
Obligaciones a largo plazo bajo contratos de arrendamiento financiero (nota 9)	1.104	3.322
Apartado para indemnizaciones laborales, neto de anticipos	5.423	5.060
Impuesto sobre la renta diferido	589	727
Dividendos preferidos por pagar	-	2.784
Otros pasivos	435	508
Total pasivos	123.196	108.810
Intereses minoritarios	4.396	4.719
Patrimonio, según estado adjunto	208.548	191.573
Total pasivos y patrimonio	336.140	305.102

CORIMON, C. A. Y COMPAÑÍAS FILIALES

Estados Consolidados de Ganancias y Pérdidas

Años terminados el 30 de noviembre de 2005 y 2004

(Expresados en millones de bolívares constantes del 30 de noviembre de 2005, excepto la utilidad neta por acción)

	2005	2004
Ventas netas	270.426	240.143
Costo de ventas	194.790	165.758
Utilidad bruta	75.636	74.385
Gastos de operaciones:		
De ventas	31.256	24.484
Administración y generales	20.024	21.139
Total gastos de operaciones	51.280	45.623
Utilidad en operaciones	24.356	28.762
Costo (ingreso) integral de financiamiento:		
Intereses gastos, neto	5.061	7.681
Diferencia en fluctuación cambiaria, neta	(1.022)	1.074
Resultado monetario del ejercicio	(1.275)	(4.410)
Total costo integral de financiamiento	2.764	4.345
Otros egresos, netos	705	2.146
Utilidad antes de impuesto sobre la renta y participación minoritaria en la utilidad de filial consolidada	20.887	22.271
Impuesto sobre la renta	2.817	6.589
Utilidad antes de participación minoritaria en la utilidad de filial consolidada	18.070	15.682
Participación minoritaria en la utilidad de filial consolidada	323	258
Utilidad neta	18.393	15.940
Utilidad neta por acción	1.220	1.057

CORIMON, C. A. Y COMPAÑÍAS FILIALES

Estados Consolidados de Movimiento de las Cuentas de Patrimonio
Años terminados el 31 de noviembre de 2005 y 2004
(Expresados en millones de bolívares constantes del 30 de noviembre de 2005)

	Capital social acciones comunes (nominal)	Actualización del capital social	Prima en emisión de acciones	Acciones en tesorería	Exceso del valor neto en libros sobre el costo de acciones de filial	Utilidades retenidas (déficit)			Ajuste acumulado por traducción monetaria	Resultado no relizado por tenencia de activos no monetarios (RETANM)	Total patrimonio
						Reserva legal	No distribuidas (déficit)	Total			
Saldos al 30 de noviembre de 2003, previamente informados	75.368	142.845	1.622	-	-	37.797	(53.984)	(16.187)	10.617	(69.502)	144.763
Ajuste de años anteriores	-	5.871	-	-	-	-	-	-	-	-	5.871
Saldos al 30 de noviembre de 2003, reestructurado	75.368	148.716	1.622	-	-	37.797	(53.984)	(16.187)	10.617	(69.502)	150.634
Acciones en poder de filiales	-	-	-	(113)	-	-	-	-	-	-	(113)
Exceso del valor neto en libros sobre el costo de las acciones de filial	-	-	-	-	16.675	-	-	-	-	-	16.675
Utilidad neta	-	-	-	-	-	-	15.940	15.940	-	-	15.940
Ajuste por traducción	-	-	-	-	-	-	-	-	98	-	98
Efecto por tenencia de activos no monetarios	-	-	-	-	-	-	(680)	(680)	-	9.019	8.339
Saldos al 30 de noviembre de 2004	75.368	148.716	1.622	(113)	16.675	37.797	(38.724)	(927)	10.715	(60.483)	191.573
Compensación de cuentas patrimoniales	-	(99.207)	-	-	-	-	38.724	38.724	-	60.483	-
Utilidad neta	-	-	-	-	-	-	18.393	18.393	-	-	18.393
Ajuste por traducción	-	-	-	-	-	-	-	-	(308)	-	(308)
Efecto por tenencia de activos no monetarios	-	-	-	-	-	-	-	-	-	(1.110)	(1.110)
Saldos al 30 de noviembre de 2005	75.368	49.509	1.622	(113)	16.675	37.797	18.393	56.190	10.407	(1.110)	208.548

CORIMON, C. A. Y COMPAÑÍAS FILIALES

Estados Consolidados de Movimiento del Efectivo

Años terminados el 30 de noviembre de 2005 y 2004

(Expresados en millones de bolívares constantes del 30 de noviembre de 2005)

	2005	2004
Movimiento del efectivo proveniente de las actividades operacionales:		
Utilidad neta	18.393	15.940
Ajuste para conciliar la utilidad neta con el efectivo neto provisto por (usado en) las actividades operacionales -		
Depreciación y amortización	13.944	14.778
Estimación para cuentas de cobro dudoso y obsolescencia de inventarios	-	3.625
Ganancia por posición monetaria neta, fluctuación cambiaria	-	(165)
Ganancia en venta de propiedades, plantas y equipo	(34)	(86)
Provisión para indemnizaciones laborales, neta de anticipos y pagos	363	249
Participación minoritaria en filial consolidada	(323)	(258)
Valoración de cuenta por cobrar a largo plazo	-	1.044
Cambios en activos y pasivos -		
Disminución (aumento) en -		
Documentos y cuentas por cobrar	(25.047)	(23.331)
Inventarios	(10.744)	(14.628)
Depósitos en garantía	370	5.517
Gastos pagados por anticipado	(415)	(718)
Cargos diferidos, otros activos y plusvalía	506	(1.428)
Aumento (disminución) en -		
Documentos y cuentas por pagar	10.140	(1.975)
Impuestos sobre la renta por pagar	(4.422)	4.813
Dividendos preferidos por pagar	(369)	(543)
Otros pasivos	(73)	(1.774)
Impuestos sobre la renta diferido	(138)	2
Gastos acumulados por pagar	(48)	(2.522)
Total ajustes	(16.290)	(17.400)
Efectivo neto provisto por (usado en) las actividades operacionales	2.103	(1.460)
Movimiento del efectivo proveniente de las actividades de inversión:		
Adquisiciones de propiedades, planta y equipo y terrenos y otros activos para la venta	(5.693)	(2.952)
Venta y retiros de propiedades, plantas y equipo	970	160
Depósitos a plazo fijo	(707)	12.893
Inversión en acciones	(3.498)	-
Cuentas por cobrar a largo plazo, neto	1.812	1.297
Efectivo neto provisto por (usado en) las actividades de inversión	(7.116)	11.398
Movimiento del efectivo proveniente de las actividades de financiamiento:		
(Pagos) contrataciones de arrendamiento financiero	(2.430)	4.543
Préstamos y otras obligaciones financieras, neto	11.363	(10.547)
Efectivo neto provisto por (usado en) las actividades de financiamiento	8.933	(6.004)
Aumento neto en el efectivo y equivalente de efectivo	3.920	3.934
Efectivo y equivalentes de efectivo al comienzo del año	14.401	10.467
Efectivo y equivalentes de efectivo al final del año	18.321	14.401
El resultado monetario del ejercicio corresponde a:		
Efectivo	1.908	1.386
Actividades operacionales	(4.432)	(2.891)
Actividades de inversión	(2.874)	(1.510)
Actividades de financiamiento	4.123	(1.395)
	(1.275)	(4.410)

CORIMON, C. A. Y COMPAÑÍAS FILIALES

Estados Consolidados de Ganancias y Pérdidas

Trimestres finalizados el 30 de noviembre de 2005 y 2004

(Expresados en millones de bolívares constantes del 30 de noviembre de 2005, excepto la utilidad neta por acción)

	2005	2004
Ventas netas	94.848	88.532
Costo de ventas	66.175	57.939
Utilidad bruta	28.673	30.593
Gastos de operaciones:		
De ventas	11.152	7.645
Administración y generales	4.867	4.207
Total gastos de operaciones	16.019	11.852
Utilidad en operaciones	12.654	18.741
Costo (ingreso) integral de financiamiento:		
Intereses gastos, neto	1.566	2.527
Diferencia en fluctuación cambiaria, neta	-	-
Resultado monetario del ejercicio	(151)	(1.778)
Total costo integral de financiamiento	1.415	749
Otros egresos (ingresos), netos	815	(560)
Utilidad antes de impuesto sobre la renta y participación minoritaria en la utilidad de filial consolidada	10.424	18.552
Impuesto sobre la renta	(593)	3.797
Utilidad antes de participación minoritaria en la utilidad de filial consolidada	11.017	14.755
Participación minoritaria en la utilidad de filial consolidada	13	(128)
Utilidad neta	11.004	14.883

Item #14

Caracas, February 24, 2006

To
Bolsa de Valores de Caracas
Fax: 905.5835

Attn. Mr. Nelson Ortiz
President

Dear Sirs:

We hereby inform you that the Regular Shareholders' Meeting of Corimon C.A. held on February twenty-four (24), 2006 and ending at 10:00 a.m., for purposes of resolving upon the project submitted by the Board of Directors of the company, declared a dividend for the total amount of four thousand five hundred twenty-two million one hundred two thousand one hundred bolivares (Bs. 4,522,102,100.00), from which the amount of one thousand five hundred seven million three hundred sixty-seven thousand one hundred bolivares (Bs. 1,507,367,100.00) will be paid in cash on the basis of one hundred bolivares (Bs. 100.00) per each one of the outstanding shares of the company as of such date and the amount of three thousand fourteen million seven hundred thirty-five thousand bolivares (Bs. 3,014,735,000.00) will be paid in shares on the basis of one share per each twenty-five (25) shares held, all of which will be charged to the account of Retained Earnings.

Likewise, the Shareholders' Meeting granted the Board of Directors the power to establish the method and date of payment for the cash portion of the dividends declared.

As a result of the payment of the dividend in shares, the company will issue six hundred two thousand nine hundred forty-seven (602,947) new shares having a par value of five thousand bolivares (Bs. 5,000.00) each, which payment will be charged, such as approved, to the account of Retained Earnings.

Regarding the fractional shares resulting from the distribution of the dividend in shares, shareholders of the company may negotiate them among themselves within a period of ten (10) business days following to the date of publication, in two (2) newspapers of nationwide distribution, of a notice informing those interested parties about the resolution of the Meeting regarding the declaration of the dividend in shares. Such notice will be published once the new shares are registered at the National Securities Registration (*Registro Nacional de Valores*) carried by the National Securities Commission (*Comisión Nacional de Valores*). Upon the expiration of the abovementioned period of ten (10) days, the fractional shares resulting from the distribution of the dividend in shares which have not been negotiated among shareholders shall be acquired by Inversiones Coremple, C.A., shareholder of Corimon C.A., and paid at the value of issue.

Being there no further matters to discuss, please receive our best regards.

Sincerely,

Angel Rodríguez Castro
Secretary
Corimon, C.A.

REPUBLICA BOLIVARIANA DE V... ...nes Morales Parra ...blico ...stellano G.O N° 37.475

CORIMON

BOLSA DE VALORES DE CARACAS, C.A. RECIBIDO 2 ... NO IMPLICA LA ACEPTACION DE SU CONTENIDO

Caracas, 24 de febrero de 2006

Sres.
Bolsa de Valores de Caracas
Presente.-
Fax: 905-5835

Attn. Señor Nelson Ortiz
Presidente

Estimados señores:

Por medio de la presente se les informa que la Asamblea General Ordinaria de Accionistas de Corimon, C.A., en su reunión del día veinticuatro (24) de febrero de 2006, finalizada a las 10:00 a.m., con vista del proyecto presentado por la Junta Directiva de la empresa, decretó un dividendo por un monto total de cuatro mil quinientos veintidós millones ciento dos mil cien bolívares (Bs. 4.522.102.100,00), de los cuales la cantidad de un mil quinientos siete millones trescientos sesenta y siete mil cien bolívares (Bs. 1.507.367.100,00) será pagada en efectivo, a razón de cien bolívares (Bs. 100) por cada una de las acciones en circulación de la compañía a esta fecha y la cantidad de tres mil catorce millones setecientos treinta y cinco mil bolívares (Bs. 3.014.735.000,00) que será pagada en acciones, a razón de una acción por cada veinticinco (25) acciones en tenencia, todo ello con cargo a la cuenta Utilidades No Distribuidas.

Asimismo, la Asamblea de Accionistas delegó en la Junta Directiva, la facultad de fijar la forma y la fecha de pago de la porción en efectivo de los dividendos decretados.

Como consecuencia del pago del dividendo en acciones, la empresa emitirá seiscientas dos mil novecientas cuarenta y siete (602.947) nuevas acciones, con un valor nominal de cinco mil bolívares (Bs. 5.000,00) cada una de ellas, cuyo pago será cargado, como quedó aprobado, a la cuenta de Utilidades No Distribuidas.

En cuanto a las fracciones de acciones que resultaren del decreto del dividendo en acciones, los accionistas de la compañía podrán negociarlas entre sí, dentro de un plazo de diez (10) días hábiles contados a partir de la fecha de publicación, en dos (2) diarios de circulación nacional, de un aviso donde se notifique a los interesados la decisión de la Asamblea sobre el decreto del

CORIMON, C.A., S.A.C.A., Calle Hans Neumann, Edif. Corimon, Los Cortijos de Lourdes, Caracas 1071, VENEZUELA
Telfs : 400.55.55 - 400.55.11 Fax: 400.00 02. RIF: J-000256411- NIT: 0036613939
Capital Autorizado Bs 97 973.322.800,00 - Capital Suscrito y Pagado: Bs. 75.368.354.800,00 - www.corimon.com

dividendo en acciones. Este aviso será publicado una vez sean inscritas las nuevas acciones por ante el Registro Nacional de Valores que lleva la Comisión Nacional de Valores. Vencido el mencionado lapso de diez (10) días, las fracciones resultantes del reparto del dividendo en acciones no negociadas por los accionistas, serán adquiridas por la sociedad mercantil Inversiones Coremple, C.A, accionista de Corimon, C.A. y pagadas al valor de emisión.

Sin más a que hacer referencia, aprovecho la oportunidad de enviarle un cordial saludo.

Atentamente,

Angel Rodríguez Castro
Secretario
Corimon, C.A.

Item #15

Caracas, February 24, 2006

To
Caja Venezolana de Valores
Fax: 952.0336

Attn. Karen Alvarado
Operations

Dear Sirs:

We hereby inform you that the Regular Shareholders' Meeting of Corimon C.A. held on February twenty-four (24), 2006 and ending at 10:00 a.m., for purposes of resolving upon the project submitted by the Board of Directors of the company, declared a dividend for the total amount of four thousand five hundred twenty-two million one hundred two thousand one hundred bolivares (Bs. 4,522,102,100.00), from which the amount of one thousand five hundred seven million three hundred sixty-seven thousand one hundred bolivares (Bs. 1,507,367,100.00) will be paid in cash on the basis of one hundred bolivares (Bs. 100.00) per each one of the outstanding shares of the company as of such date and the amount of three thousand fourteen million seven hundred thirty-five thousand bolivares (Bs. 3,014,735,000.00) will be paid in shares on the basis of one share per each twenty-five (25) shares held, all of which will be charged to the account of Retained Earnings.

Likewise, the Shareholders' Meeting granted the Board of Directors the power to establish the method and date of payment for the cash portion of the dividends declared.

As a result of the payment of the dividend in shares, the company will issue six hundred two thousand nine hundred forty-seven (602,947) new shares having a par value of five thousand bolivares (Bs. 5,000.00) each, which payment will be charged, such as approved, to the account of Retained Earnings.

Regarding the fractional shares resulting from the distribution of the dividend in shares, shareholders of the company may negotiate them among themselves within a period of ten (10) business days following to the date of publication, in two (2) newspapers of nationwide distribution, of a notice informing those interested parties about the resolution of the Meeting regarding the declaration of the dividend in shares. Such notice will be published once the new shares are registered at the National Securities Registration (*Registro Nacional de Valores*) carried by the National Securities Commission (*Comisión Nacional de Valores*). Upon the expiration of the abovementioned period of ten (10) days, the fractional shares resulting from the distribution of the dividend in shares which have not been negotiated among shareholders shall be acquired by Inversiones Coremple, C.A., shareholder of Corimon C.A., and paid at the value of issue.

Being there no further matters to discuss, please receive our best regards.

Sincerely,

Angel Rodríguez Castro
Secretary
Corimon, C.A.

CORIMON

Caracas, 24 de febrero de 2006

Sres.
Caja Venezolana de Valores
Presente.-
Fax: 952-0336

Attn. Karen Alvarado
Operaciones

Estimados señores:

Por medio de la presente se les informa que la Asamblea General Ordinaria de Accionistas de Corimon, C.A., en su reunión del día veinticuatro (24) de febrero de 2006, finalizada a las 10:00 a.m., con vista del proyecto presentado por la Junta Directiva de la empresa, decretó un dividendo por un monto total de cuatro mil quinientos veintidós millones ciento dos mil cien bolívares (Bs. 4.522.102.100,00), de los cuales la cantidad de un mil quinientos siete millones trescientos sesenta y siete mil cien bolívares (Bs. 1.507.367.100,00) será pagada en efectivo, a razón de cien bolívares (Bs. 100) por cada una de las acciones en circulación de la compañía a esta fecha y la cantidad de tres mil catorce millones setecientos treinta y cinco mil bolívares (Bs. 3.014.735.000,00) que será pagada en acciones, a razón de una acción por cada veinticinco (25) acciones en tenencia, todo ello con cargo a la cuenta Utilidades No Distribuidas.

Asimismo, la Asamblea de Accionistas delegó en la Junta Directiva, la facultad de fijar la forma y la fecha de pago de la porción en efectivo de los dividendos decretados.

Como consecuencia del pago del dividendo en acciones, la empresa emitirá seiscientas dos mil novecientas cuarenta y siete (602.947) nuevas acciones, con un valor nominal de cinco mil bolívares (Bs. 5.000,00) cada una de ellas, cuyo pago será cargado, como quedó aprobado, a la cuenta de Utilidades No Distribuidas.

En cuanto a las fracciones de acciones que resultaren del decreto del dividendo en acciones, los accionistas de la compañía podrán negociarlas entre sí, dentro de un plazo de diez (10) días hábiles contados a partir de la fecha de publicación, en dos (2) diarios de circulación nacional, de

un aviso donde se notifique a los interesados la decisión de la Asamblea sobre el decreto del dividendo en acciones. Este aviso será publicado una vez sean inscritas las nuevas acciones por ante el Registro Nacional de Valores que lleva la Comisión Nacional de Valores. Vencido el mencionado lapso de diez (10) días, las fracciones resultantes del reparto del dividendo en acciones no negociadas por los accionistas, serán adquiridas por la sociedad mercantil Inversiones Coremple, C.A, accionista de Corimon, C.A. y pagadas al valor de emisión.

Sin más a que hacer referencia, aprovecho la oportunidad de enviarle un cordial saludo.

Atentamente,

Angel Rodríguez Castro
Secretario
Corimon, C.A.

Item #16

Caracas, February 24, 2006

To
Comisión Nacional de Valores
Fax: 762.9975

To the attention of: Fernando de
Candia Ochoa
President

Dear Sirs:

We hereby inform you that the Regular Shareholders' Meeting of Corimon C.A. held on February twenty-four (24), 2006 and ending at 10:00 a.m., for purposes of resolving upon the project submitted by the Board of Directors of the company, declared a dividend for the total amount of four thousand five hundred twenty-two million one hundred two thousand one hundred bolivares (Bs. 4,522,102,100.00), from which the amount of one thousand five hundred seven million three hundred sixty-seven thousand one hundred bolivares (Bs. 1,507,367,100.00) will be paid in cash on the basis of one hundred bolivares (Bs. 100.00) per each one of the outstanding shares of the company as of such date and the amount of three thousand fourteen million seven hundred thirty-five thousand bolivares (Bs. 3,014,735,000.00) will be paid in shares on the basis of one share per each twenty-five (25) shares held, all of which will be charged to the account of Retained Earnings.

Likewise, the Shareholders' Meeting granted the Board of Directors the power to establish the method and date of payment for the cash portion of the dividends declared.

As a result of the payment of the dividend in shares, the company will issue six hundred two thousand nine hundred forty-seven (602,947) new shares having a par value of five thousand bolivares (Bs. 5,000.00) each, which payment will be charged, such as approved, to the account of Retained Earnings.

Regarding the fractional shares resulting from the distribution of the dividend in shares, shareholders of the company may negotiate them among themselves within a period of ten (10) business days following to the date of publication, in two (2) newspapers of nationwide distribution, of a notice informing those interested parties about the resolution of the Meeting regarding the declaration of the dividend in shares. Such notice will be published once the new shares are registered at the National Securities Registration (*Registro Nacional de Valores*) carried by the National Securities Commission (*Comisión Nacional de Valores*). Upon the expiration of the abovementioned period of ten (10) days, the fractional shares resulting from the distribution of the dividend in shares which have not

Being there no further matters to discuss, please receive our best regards.

Sincerely,

Angel Rodríguez Castro
Secretary
Corimon, C.A.

CORIMON

COMISION NACIONAL DE VALORES
2006 FEB 24 PM 3:40
ARCHIVO
RECIBIDO

Caracas, 24 de febrero de 2006

Sres.
Comisión Nacional de Valores
Presente.-
Fax: 762-9975

Attn. Doctor Fernando de Candia Ochoa
Presidente

Estimados señores:

Por medio de la presente se les informa que la Asamblea General Ordinaria de Accionistas de Corimon, C.A., en su reunión del día veinticuatro (24) de febrero de 2006, finalizada a las 10:00 a.m., con vista del proyecto presentado por la Junta Directiva de la empresa, decretó un dividendo por un monto total de cuatro mil quinientos veintidós millones ciento dos mil cien bolívares (Bs. 4.522.102.100,00), de los cuales la cantidad de un mil quinientos siete millones trescientos sesenta y siete mil cien bolívares (Bs. 1.507.367.100,00) será pagada en efectivo, a razón de cien bolívares (Bs. 100) por cada una de las acciones en circulación de la compañía a esta fecha y la cantidad de tres mil catorce millones setecientos treinta y cinco mil bolívares (Bs. 3.014.735.000,00) que será pagada en acciones, a razón de una acción por cada veinticinco (25) acciones en tenencia, todo ello con cargo a la cuenta Utilidades No Distribuidas.

Asimismo, la Asamblea de Accionistas delegó en la Junta Directiva, la facultad de fijar la forma y la fecha de pago de la porción en efectivo de los dividendos decretados.

Como consecuencia del pago del dividendo en acciones, la empresa emitirá seiscientas dos mil novecientas cuarenta y siete (602.947) nuevas acciones, con un valor nominal de cinco mil bolívares (Bs. 5.000,00) cada una de ellas, cuyo pago será cargado, como quedó aprobado, a la cuenta de Utilidades No Distribuidas.

En cuanto a las fracciones de acciones que resultaren del decreto del dividendo en acciones, los accionistas de la compañía podrán negociarlas entre sí, dentro de un plazo de diez (10) días hábiles contados a partir de la fecha de publicación, en dos (2) diarios de circulación nacional, de un aviso donde se notifique a los interesados la decisión de la Asamblea sobre el decreto del dividendo en acciones. Este aviso será publicado una vez sean inscritas las nuevas acciones por

CORIMON, C.A. S.A.C.A. Calle Hans Neumann, Edf. Corimon, Los Cortijos de Lourdes, Caracas 1071, VENEZUELA

ante el Registro Nacional de Valores que lleva la Comisión Nacional de Valores. Vencido el mencionado lapso de diez (10) días, las fracciones resultantes del reparto del dividendo en acciones no negociadas por los accionistas, serán adquiridas por la sociedad mercantil Inversiones Coremple, C.A, accionista de Corimon, C.A. y pagadas al valor de emisión.

Sin más a que hacer referencia, aprovecho la oportunidad de enviarle un cordial saludo.

Atentamente,

Angel Rodríguez Castro
Secretario
Corimon, C.A.

Item #17

Caracas, February 24, 2006

To
Venezolano de Crédito, Banco Universal
Fax: 806.6503

To the attention of: Angel Godon
Transfer Agent

Dear Sirs:

We hereby inform you that the Regular Shareholders' Meeting of Corimon C.A. held on February twenty-four (24), 2006 and ending at 10:00 a.m., for purposes of resolving upon the project submitted by the Board of Directors of the company, declared a dividend for the total amount of four thousand five hundred twenty-two million one hundred two thousand one hundred bolivares (Bs. 4,522,102,100.00), from which the amount of one thousand five hundred seven million three hundred sixty-seven thousand one hundred bolivares (Bs. 1,507,367,100.00) will be paid in cash on the basis of one hundred bolivares (Bs. 100.00) per each one of the outstanding shares of the company as of such date and the amount of three thousand fourteen million seven hundred thirty-five thousand bolivares (Bs. 3,014,735,000.00) will be paid in shares on the basis of one share per each twenty-five (25) shares held, all of which will be charged to the account of Retained Earnings.

Likewise, the Meeting of Shareholders granted the Board of Directors the power to establish the method and date of payment for the cash portion of the dividends declared.

As a result of the payment of the dividend in shares, the company will issue six hundred two thousand nine hundred forty-seven (602,947) new shares having a par value of five thousand bolivares (Bs. 5,000.00) each, which payment will be charged, such as approved, to the account of Retained Earnings.

Regarding the fractional shares resulting from the distribution of the dividend in shares, shareholders of the company may negotiate them among themselves within a period of ten (10) business days following to the date of publication, in two (2) newspapers of nationwide distribution, of a notice informing those interested parties about the resolution of the Meeting regarding the declaration of the dividend in shares. Such notice will be published once the new shares are registered at the National Securities Registration (*Registro Nacional de Valores*) carried by the National Securities Commission (*Comisión Nacional de Valores*). Upon the expiration of the abovementioned period of ten (10) days, the fractional shares resulting from the distribution of the dividend in shares which have not been negotiated among shareholders shall be acquired by Inversiones Coremple, C.A., shareholder of Corimon C.A., and paid at the value of issue.

Being there no further matters to discuss, please receive our best regards.

Sincerely,

Angel Rodríguez Castro
Secretary
Corimon, C.A.

CORIMON

Caracas, 24 de febrero de 2006

Sres.
Venezolano de Crédito, Banco Universal
Presente.-
Fax: 806-6503

Attn. Ángel Godón
Traspaso

Estimados señores:

Por medio de la presente se les informa que la Asamblea General Ordinaria de Accionistas de Corimon, C.A., en su reunión del día veinticuatro (24) de febrero de 2006, finalizada a las 10:00 a.m., con vista del proyecto presentado por la Junta Directiva de la empresa, decretó un dividendo por un monto total de cuatro mil quinientos veintidós millones ciento dos mil cien bolívares (Bs. 4.522.102.100,00), de los cuales la cantidad de un mil quinientos siete millones trescientos sesenta y siete mil cien bolívares (Bs. 1.507.367.100,00) será pagada en efectivo, a razón de cien bolívares (Bs. 100) por cada una de las acciones en circulación de la compañía a esta fecha y la cantidad de tres mil catorce millones setecientos treinta y cinco mil bolívares (Bs. 3.014.735.000,00) que será pagada en acciones, a razón de una acción por cada veinticinco (25) acciones en tenencia, todo ello con cargo a la cuenta Utilidades No Distribuidas.

Asimismo, la Asamblea de Accionistas delegó en la Junta Directiva, la facultad de fijar la forma y la fecha de pago de la porción en efectivo de los dividendos decretados.

Como consecuencia del pago del dividendo en acciones, la empresa emitirá seiscientas dos mil novecientas cuarenta y siete (602.947) nuevas acciones, con un valor nominal de cinco mil bolívares (Bs. 5.000,00) cada una de ellas, cuyo pago será cargado, como quedó aprobado, a la cuenta de Utilidades No Distribuidas.

En cuanto a las fracciones de acciones que resultaren del decreto del dividendo en acciones, los accionistas de la compañía podrán negociarlas entre sí, dentro de un plazo de diez (10) días hábiles contados a partir de la fecha de publicación, en dos (2) diarios de circulación nacional, de un aviso donde se notifique a los interesados la decisión de la Asamblea sobre el decreto del

dividendo en acciones. Este aviso será publicado una vez sean inscritas las nuevas acciones por ante el Registro Nacional de Valores que lleva la Comisión Nacional de Valores. Vencido el mencionado lapso de diez (10) días, las fracciones resultantes del reparto del dividendo en acciones no negociadas por los accionistas, serán adquiridas por la sociedad mercantil Inversiones Coremple, C.A, accionista de Corimon, C.A. y pagadas al valor de emisión.

Sin más a que hacer referencia, aprovecho la oportunidad de enviarle un cordial saludo.

Atentamente,

Angel Rodríguez Castro
Secretario
Corimon, C.A.

Item #18

Caracas, March 2, 2006

To the President and other Members of the National Securities Commission

Dear Sirs,

The undersigned, Angel Rodriguez Castro, Venezuelan, of legal age, domiciled in Caracas and bearer of the identity card No. 11.311.095, acting as Secretary of Corimon, C.A., company domiciled in Caracas and registered at the Second Mercantile Registry Office of the Judicial Circuit of the Federal District and the Miranda State in June fourteen (14), 1949, under No. 644, Volume 3-D, respectfully appear before you to declare:

For purposes of complying with the provisions of Article 5 of the "Standards on the Periodical or Eventual Information to be supplied by those Persons subject to the Control of the National Securities Commission" published in the Official Gazette of the Bolivarian Republic of Venezuela No. 36.502, on July twenty-three (23), 1998, attached herein you will find the original and five (5) copies of the following documents:

1. Certified copy of the Minutes of the General Meeting of Shareholders of Corimon, C.A. held on February twenty-four (24), 2006.
2. Consolidated financial statements audited by the Independent Certified Public Accountants appointed by the Meeting.
3. Report from the Statutory Auditors.
4. Presentation submitted by the board of directors and approved by the Meeting which includes a summary of the most relevant activities, plans and economical and financial operations performed and projected by the company during the fiscal period.
5. Form on the declaration and payment of dividends.
6. Form on the remuneration payable to directors, duly completed.
7. Copy of the publication of the Notice of Meeting made on February nine (9), 2006 and published in newspapers El Nacional and El Universal.
8. Copy of the Fiscal Information Registration Number (R.I.F.)

Finally, according to the provisions of Numeral 4 of Article 5 of the abovementioned Standards, I hereby inform as follows:

- That my client has not subscribed, modified or terminated agreements which may significantly affect the estimate of the company's revenues and expenses.
- That my client has not being subject, during the fiscal year, to litigations or claims, whether civil, mercantile, fiscal or labor, which significantly affect or may affect the economical or financial condition of the company.
- That my client has not approved, during the fiscal year, any relevant project which may affect its economical or financial condition.
- That my client has not made, during the fiscal year, changes to its credit and collecting policies which may affect its economical and financial condition.

- That no client held twenty percent (20%) or more net sales, nor obtained any profit equal to twenty percent (20%) or more of the total sales performed by a single client.

Being there no further matters to discuss, please receive my best regards.

Sincerely,

Angel Rodríguez Castro
Secretary
Corimon, C.A

Minutes of the Regular General Shareholders' Meeting of CORIMON, C.A.

Today, February twenty-four (24), 2006, at 9:00 p.m., at the penthouse of Edificio Corimon, located at Calle Hans Neumann of Los Cortijos de Lourdes in Caracas, the shareholders indicated at the end of this Minutes gathered for purposes of holding a Regular General Shareholders' Meeting of CORIMON, C.A., presided by Carlos Gill Ramírez, Chairman of the board of directors, accompanied by Angel Eduardo Gómez Sigala, Vice Chairman of the board of directors, Alberto Sosa, Ricardo París and Fernando Volante, Directors.

Upon verifying the presence of a number of attendants representing 78,23% of the shares from the capital subscribed and paid-in of the company, for purposes of complying with the quorum required by the company's bylaws, Carlos Gill Ramírez declared the Meeting as valid and proceeded to read the notice of meeting published in newspapers El Nacional and El Universal on February nine (9), 2006, transcribed as follows:

"CORIMON, C.A."
AUTHORIZED CAPITAL: Bs. 97.973.320.000,00
SUBSCRIBED AND PAID-IN CAPITAL: Bs. 75.368.355.000,00
CARACAS, VENEZUELA

NOTICE OF MEETING

The shareholders of Corimon, C.A. are called to a Regular Shareholders Meeting to be held on February 24th, 2006, at 9:00 a.m. in the Pent-House of the Corimon building, located at Calle Hans Neumann, Los Cortijos de Lourdes, in the city of Caracas, Venezuela, in order to deliberate on the following agenda:

1. Consider and resolve upon the financial statements for the year ended November 30th, 2005, considering the Statutory Auditors' Report, as well as consider and resolve upon the Board of Directors' Report.

2. Consider and resolve upon the appointment of the statutory auditors and their alternates and determine their remuneration. Appoint an independent public accounting firm to issue an opinion on the company's annual financial statements.

3. Consider and resolve upon the proposal submitted by the Board of Directors concerning a dividend payment against Retained Earnings.

The Board of Directors

Caracas, February 9th, 2006.

Note: The shareholders are informed that the statement and account submitted by the Board of Directors, the financial statements audited by public accountants for the fiscal year ended November 30th, 2005 and the Statutory Auditors report are available for your inspection at the Company's offices located at Calle Hans Neumann, Corimon building, penthouse, Los Cortijos de Lourdes, and at Venezolano de Crédito Banco Universal, Securities Department, at Avenida Alameda, 8th floor, San Bernardino, Caracas, Venezuela.

Subsequently, they proceeded to take into consideration and resolve upon the following items:

FIRST: To consider and resolve upon the financial statements corresponding to the fiscal year ended on November 30, 2005, based on the report from the Statutory Auditors, as well as to consider and resolve upon the report from the board of directors.
They read the Report from the Statutory Auditors and the Report from the Board of Directors.

The financial statements of Corimon for the fiscal year ended on November thirty (30), 2005 were submitted to the Meeting and showed as follows:
During the fiscal year ended on November thirty (30), 2005, consolidated sales reached the amount of Bs. 270.426,000,000, generating a gross profit of Bs. 75.636,000,000 and a net operative profit of Bs. 24.356,000,000, resulting in a net profit of Bs. 18.393,000,000. As of November thirty (30), 2005, the balance sheet of the company shows total assets in the amount of Bs. 336.140,000,000, total liabilities in the amount of Bs. 123.196,000,000, minority interests in the amount of Bs. 4.396,000,000 and shareholders' equity in the amount of Bs. 208.548,000,000.

Upon reviewing the Report from the Statutory Auditors and the Board of Directors, they approved the Financial Statements submitted to their consideration. They also approved the corresponding report and management of the Board of Directors.
It is hereby certified that voting was unanimous.

SECOND: To consider and resolve upon the appointment of the Statutory Auditors and their alternates, as well as to establish their remuneration and appoint a firm of independent certified public accountants to render their opinion on the annual financial statements of the company.

Based on the existing candidates and pursuant to the proceeding set forth by the legislation on Capital Markets, the Meeting appointed Henry Peñaloza, bearer of the identity card No. 7.955.377, C.P.A. No. 20.339, and Jorge Gómez, bearer of the identity card No. 5.407.975, C.P.A. 10.951, as Main Statutory Auditors, and Fernando Bravo, bearer of the identity card No. 8.721.037, C.P.A. 49.697 and William Granier, bearer of the identity card No. 5.170.010, C.P.A. 5.722, as the respective alternates of the former. The Meeting approved the remuneration equal to one hundred twenty (120) tax units per year for the acting Statutory Auditors.
The firm Alcaraz, Cabrera, Vázquez, members of KPMG, was appointed as Independent Certified Public Accountants for the company's next fiscal year.

The representative of the Fondo de Garantía de Depósitos y Protección Bancaria (FODADE) abstain herself from voting.

<u>THIRD:</u> To consider and resolve upon, based on the project to be submitted by the board of directors, the declaration of a dividend to be charged to the account of Non-distributed Earnings.
Upon considering the project submitted by the Board of Directors, the Shareholders' Meeting declared a dividend in cash for the amount of Four Thousand Five Hundred Twenty Two Million One Hundred Two Thousand One Hundred Bolivars (Bs. 4.522.102.100,00), payable on the basis of one hundred bolivars (Bs. 100.00) per each one of the outstanding shares of the company as of such date, and the amount of Three Thousand Fourteen Million Seven Hundred Thirty Five Thousand Bolivars (Bs. 3.014.735.000,00), payable on the basis of twenty-five (25) shares held, all charged to the account of Retained Earnings.
Likewise, the Shareholders' Meeting empowered the Board of Directors to set the method and date of payment of the dividends declared herein.

As a result of this dividend payment, the Company will issue six hundred two thousand nine hundred forty-seven (602,947) common nominative shares, having a par value of five thousand Bolivars (Bs. 5,000.00) each, all charged, as approved, to the account of Retained Earnings.
Regarding the fractional shares resulting from the distribution of the dividend in shares, shareholders of the company may negotiate them among themselves within a period of ten (10) business days from the Effective Date for the Registration of Profit. Upon the expiration of the abovementioned period of ten (10) days, the fractional shares resulting from the distribution of the dividend in shares which have not been negotiated among shareholders shall be acquired by Inversiones Coremple, C.A., shareholder of Corimon C.A., and paid at the value of issue.

In light of the share dividend, Article 5 of the Company's Bylaws is restated as follows:
Article 5.- The Company's authorized capital is ninety seven thousand nine hundred seventy three millions three hundred twenty thousand bolivars (Bs. 97.973.320.000,00). Paid-in capital is seventy eight thousand three hundred eighty three million ninety thousand bolivars (Bs. 78.383.090.000,00), represented in fifteen million six hundred seventy six thousand six hundred eighteen (15.676.618) common shares, with a par value of five thousand bolivars (Bs. 5.000,00) each

Lastly, the Shareholders' Meeting appointed the Company's Secretary, Angel Rodriguez Castro, lawyer, Venezuelan, of legal age, domiciled in Caracas, bearer of the identity card No. 11.311.095 and registered at the Venezuelan Social Security Institute for Lawyers (*Inpreabogado*) under No. 70.480, to certify the copies of this Minutes and to carry out all the proceedings necessary for notifying the resolutions of this Meeting to the corresponding authorities, as well as those necessary for making the payment of the dividend declared therein.

It is hereby certified that voting was unanimous.

Being there no further matters to discuss, the Meeting was adjourned and this Minutes was drafted.
(Signed) Karin Guada Rincón, representing 9.306.228 shares, María Elena Hernández, representing 112.302 shares, Francisco Hung Vaillant, representing 1.058.139 shares, Rafael Jove, representing 1.172 shares, Rosa Mari Lartitegui, representing 755 shares, Gabriela Meza Trocel, representing 55.943 shares, Héctor Páez, representing 87.782 shares, José Prats Jane, representing 96 shares, Angel Rodríguez Castro, representing 8.055 shares, Virginia Serra, representing 1.137.994, Jorge Hernán Caceres Flores, representing 1 share, José Da Silva, representing 21.000 shares, Jaime Da Silva, representing 64 shares, Rene Lenz, representing 10 shares, Juan López, representing 200 shares, María Peña, representing 672 shares, Giovanni Sanzone, representing 20 shares, Luis Serrano, representing 2.334 shares, Eduardo Simil, representing 653 shares.

Angel Rodríguez Castro, Venezuela, of legal age, domiciled in Caracas and bearer of the identity card No. 11.311.095, acting as Secretary of Corimon, C.A., company domiciled in Caracas and registered at the Second Mercantile Registry Office of the Judicial Circuit of the Federal District and the Miranda State on June fourteen (14), 1949, under No. 644, Volume 4-D, hereby certify that the above transcribed Minutes is true and exact copy of its original filed in the Book of Minutes of Meetings of the Company.

Angel Rodríguez Castro

CORIMON, C.A. AND ITS SUBSIDIARIES

Consolidated Balance Sheet

November 30th, 2005 and 2004

(Millions of constant bolivars as of november 30th, 2005)

Assets	2005	2004
Current Assets		
Cash	18.321	14.401
Time deposits	2.150	1.443
Notes and accounts receivables		
Trade	69.709	50.562
Retainde taxes	12.837	8.582
Inversiones Neuco, C. A.	1.432	1.474
Prepayment - Suppiers	1.196	930
Officials and employees	327	243
Other	2.318	955
	87.819	62.746
Less allowance for doubtful accounts	3.177	3.245
Notes and account receivables, net	84.642	59.501
Inventories, net	54.355	43.611
Deposits in guarantee	5.147	5.517
Prepaid expenses	1.786	1.371
Total current assets	166.401	125.844
Long.term account receivables	10.006	11.776
Investment in shares	3.817	319
Properrty, plant and equipment	136.168	145.411
Property and other asstes for sale	12.523	12.706
Deferred charges and other assets	6.779	7.285
Goodwill	446	1.761
	336.140	305.102

CORIMON, C.A. AND ITS SUBSIDIARIES
Consolidated Balance Sheet
November 30th, 2005 and 2004
(Millions of constant bolivars as of november 30th, 2005)

Liabilities and Shareholdres' Equity	2005	2004
Current liabilities		
Bank loans	34.828	20.383
Current portion of liabilities under contracts of financial lease	1.009	1.221
Notes and accounts payable		
Trade	51.717	41.554
Directors and shareholders	427	450
Total notes and accounts payable	52.144	42.004
Preferred dividends	2.415	-
Income tax	772	5.194
Accrued expenses	21.362	21.410
Total current assets	112.530	90.212
Long-term bank loans	3.115	6.197
Liabilities under contracts of financial lease	1.104	3.322
Accrual for employees termination benefits, net of advances	5.423	5.060
Deferred tax	589	727
Preferred dividends	-	2.784
Other liabilities	435	508
Total liabilities	123.196	108.810
Minority interests	4.396	4.719
Shareholdres' equity	208.548	191.573
Total liabilities and shareholders' equity	336.140	305.102

CORIMON, C. A. AND ITS AFFILIATES

Consolidated Statement of Income
Twelve-month period ended november 30th, 2005 and 2004
(Millions of constant bolivars as of november 30th, 2005,
except net income per share)

	2005	2004
Net Sales	270.426	240.143
Cost of Sales	194.790	165.758
Gross income	75.636	74.385
Operating expenses		
Selling	31.256	24.484
Administrative and general	20.024	21.139
Total operating expenses	51.280	45.623
Operating Income	24.356	28.762
Integral financial cost (income)		
Interests expenses, net	5.061	7.681
Foreign exchange, net	(1.022)	1.074
Monetary result	(1.275)	(4.410)
Total integral financial cost	2.764	4.345
Other expenses. net	705	2.146
Net income before income taxes, and minority interests in the consolidated affiliate	20.887	22.271
Income Tax	2.817	6.589
Net income before minority interests in the consolidated affiliate	18.070	15.682
Minority interest participation in the consolidated affiliate's income	323	258
Net Income	18.393	15.940
Net Income per share	1.220	1.057

CORIMON, C. A. AND ITS AFFILIATES
Consolidated Statment of Shareholders' Equity
Twelve-month period ended novemver 31st, 2005 and 2004
(Millions of constant bolivars as of november 31st, 2005)

	Capital stock common shares (nominal)	Capital stock adjustment	Premium on share issuance	Treasury stock	Premium on book value over the cost of subsidiaries' shares	Retained earnings (deficit) Legal reserve	Retained earnings (deficit) Not distributed (deficit)	Retained earnings (deficit) Total	Unrealized effect on investment valuation	Result from holding nonmonetary assets (RETANM)	Total Shareholders' equity
Balances as of november 30th, 2003, previously informados	75.368	142.845	1.622	-	-	37.797	(53.984)	(16.187)	10.617	(69.502)	144.763
Adjustment for previous years	-	5.871	-	-	-	-	-	-	-	-	5.871
Balances as of november 30th, 2003	75.368	148.716	1.622	-	-	37.797	(53.984)	(16.187)	10.617	(69.502)	150.634
Acciones en poder de filiales	-	-	-	(113)	-	-	-	-	-	-	(113)
Premium on book value over the cost of subsidiaries' shares	-	-	-	-	16.675	-	-	-	-	-	16.675
Net Income	-	-	-	-	-	-	15.940	15.940	-	-	15.940
Translation adjustment	-	-	-	-	-	-	-	-	98	-	98
Result from holding nonmonetary assets	-	-	-	-	-	-	(680)	(680)	-	9.019	8.339
Balances as of november 30th, 2004	75.368	148.716	1.622	(113)	16.675	37.797	(38.724)	(927)	10.715	(60.483)	191.573
Equity accounts compensation	-	(99.207)	-	-	-	-	38.724	38.724	-	60.483	-
Net Income	-	-	-	-	-	-	18.393	18.393	-	-	18.393
Translation adjustment	-	-	-	-	-	-	-	-	(308)	-	(308)
Result from holding nonmonetary assets	-	-	-	-	-	-	-	-	-	(1.110)	(1.110)
Balances as of november 30th, 2005	75.368	49.509	1.622	(113)	16.675	37.797	18.393	56.190	10.407	(1.110)	208.548

CORIMON, C. A. AND ITS AFFILIATES
Consolidated Statment of Cash Flows
Twelve-month period ended november 30th, 2005 and 2004
(Millions of constant bolivars as of november 31st, 2005)

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	18.393	15.940
Adjustments to reconcile net loss to cash provided by (used in) operating activities -		
Depreciation and amortization	13.944	14.778
Allowance for doubtful accounts and old inventory	-	3.625
Gain from net monetary position, net	-	(165)
Gain on property, plant and equipment sale	(34)	(86)
Accrual for employee termination benefits, net of advances and payments	363	249
Minority interests in consolidated affiliate	(323)	(258)
Current value of long-term accunts receivable	-	1.044
Changes in assets and liabilities		
Reduction (increase) in -		
Notes and accounts receivable	(25.047)	(23.331)
Inventories	(10.744)	(14.628)
Time deposits	370	5.517
Prepaid expenses	(415)	(718)
Deferred charges, other assets and goodwill	506	(1.428)
Increase (decrease) in -		
Notes and accounts payable	10.140	(1.975)
Income tax payable	(4.422)	4.813
Dividends payable	(369)	(543)
Other liabilities	(73)	(1.774)
Deferred tax income	(138)	2
Accrued expenses	(48)	(2.522)
Total adjustments	(16.290)	(17.400)
Net cash provided by (used in) operating activities	2.103	(1.460)
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisitions of property, plant and equipment	(5.693)	(2.952)
Proceeds from sale of property, plant and equipment	970	160
Time deposits	(707)	12.893
Investments in share	(3.498)	-
Long-term accounts receivable, net	1.812	1.297
Cash used in investing activities	(7.116)	11.398
CASH FLOWS FROM FINANCING ACTIVITIES		
Payments (income) on financial leasing	(2.430)	4.543
Loans and other financial accounts payable, net	11.363	(10.547)
Net cash provided by financing activities	8.933	(6.004)
Net increase in cash and cash equivalents	3.920	3.934
Cash and cash equivalents at the beginning of the year	14.401	10.467
Cash and cash equivalents at the end of the year	18.321	14.401
Breakdown activities of monetary cahnges		
Cash	1.908	1.386
Operating activities	(4.432)	(2.891)
Investing activities	(2.874)	(1.510)
Financing activities	4.123	(1.395)
	(1.275)	(4.410)

CORIMON, C. A. AND ITS AFFILIATES

Consolidated Statement of Income

Three-month period ended november 30th, 2005 and 2004

(Millions of constant bolivars as of november 30th, 2006)

	2005	2004
Net Sales	94.848	88.532
Cost of Sales	66.175	57.939
Gross income	28.673	30.593
Operating expenses		
Selling	11.152	7.645
Administrative and general	4.867	4.207
Total operating expenses	16.019	11.852
Operating Income	12.654	18.741
Integral financial cost (income)		
Interests expenses, net	1.566	2.527
Foreign exchange, net	-	-
Monetary result	(151)	(1.778)
Total integral financial cost	1.415	749
Other expenses, net	815	(560)
Net income before income taxes, and minority interests in the consolidated affiliate	10.424	18.552
Income Tax	(593)	3.797
Net income before minority interests in the consolidated affiliate	11.017	14.755
Minority interest participation in the consolidated affiliate's income	13	(128)
Net Income	11.004	14.883

Statutory Auditors' Report

February 2, 2006

To the Shareholders of Corimon, C.A.

We, acting as Statutory Auditors appointed by the General Shareholders' Meeting held on May 9, 2005 and according to the provisions of the Interpersonal Norms and Standards for exercising the role of Statutory Auditor, Articles 309 and 311 of the Venezuelan Commercial Code and other legal and regulatory dispositions, hereby inform you that we have analyzed the consolidated balance sheet of Corimon, C.A. and its affiliated companies for the year ended on November 30, 2005, the consolidated profit and loss statement, statement of changes in shareholders' equity and cash flows for the year ended on November 30, 2005, expressed in bolivares at the value effective as of such period and prepared by the administration of the Company.

Our analysis was made within the scope we deemed necessary according to the circumstances and the opinions issued by the external auditors of the Company, Alcaraz Cabrera Vazquez dated February 1, 2006, which is attached to this report as an integral part hereof. These indicate that the consolidated financial statements reasonably reflect, at all relevant aspects, the financial condition of Corimon, C.A. and its affiliated companies as of November 30, 2005, the consolidated results of its operations and the cash flow for the year ended on November 30, 2005, and that this analysis was made according to the generally accepted auditing norms.

The Company is subject to the control of the National Securities Commission (CNV, for its initials in Spanish) and, therefore, prepares its financial statements pursuant to the standards on preparing financial statements provided by such authority. Such standards differ on the application of the mixed method (*método mixto*) from the generally accepted accounting principles in Venezuela issued by the Venezuelan Certified Public Accountants Bar Association (*Federación de Colegios de Contadores Públicos de Venezuela*).

On December 2004, the CNV issued Resolution No. 157-2004 which set forth that those companies making public offers of securities according to the terms of the Law on Capital Markets shall obligatorily prepare and submit their financial statements subject to the International Standards on Financial Reporting (NIIF, for its initials in Spanish) from the fiscal years starting on January 1st, 2005. However, Resolution No. 177-2005 of the CNV, published on December 8, 2005, agreed to extend the date of final acceptance of such Resolution issued on December 2, 2004 until the Venezuelan Certified Public Accountants Bar Association adopted the International Standards on Financial Reporting and the International Accounting Standards (NIC, for its initials in Spanish) as the generally accepted accounting principles in Venezuela.

On January 21, 2003, the Local Government and the Central Bank of Venezuela (BCV, for its initials in Spanish) suspended all foreign currency transactions and, on February 5, 2003,

subscribed a foreign currency exchange agreement (*convenio cambiario*) which sets forth a control system for the administration of foreign currency. According to the abovementioned foreign currency exchange agreement, the BCV controls the purchase and sale of foreign currency within the country. The exchange rate for such purchase and sale of foreign currency is established by mutual agreement of the BCV and the Local Government and is then adjusted as these may deem convenient. Likewise, they created the Foreign Currency Administration Commission (CADIVI, for its initials in Spanish) which shall be responsible for the coordination, administration, control and definition of the requirements, processes and restrictions necessary for the performance of the foreign currency exchange agreement. As of November 30, 2005, the exchange rate in force was Bs. 2,144.60 per US$ 1.00 for purchasing and Bs. 2,150.00 per US$ 1.00 for selling.

On October 14, 2005, the law governing the supposed illicit foreign currency exchange transactions became effective, as well as the respective sanctions. This law applies to natural persons or legal entities, which, acting by their own behalf or as administrators, intermediaries, inspectors or beneficiaries, fail to comply with such law or with the agreements subscribed between the BCV and the Local Government on foreign currency exchange matters.

It is our opinion that, based on our analysis and the work done by the external auditors, Alcaraz Cabrear Vázquez y Asociados, the financial statements attached herein and the notes thereof, expressed in bolivares at the value effective by that moment, reasonably reflect the financial condition of Corimon, C.A. and its affiliated companies as of November 30, 2005, as well as the consolidated results of its operations and the cash flows for the year ended as of such date, pursuant to the Standards for preparing the financial statements of those companies subject to the National Securities Commission; therefore, we hereby submit them to the consideration of the General Shareholders' Meeting for their approval.

Sincerely,

Jorge Gómez C. Statutory Auditor CPA N° 10951	Henry Peñaloza R. Statutory Auditor CPA N° 20339

CORIMON, C.A.
REGULAR GENERAL SHAREHOLDERS' MEETING
Caracas, february 24th, 2006

The Board of Directors of Corimon, C.A. is pleased to inform that the fiscal year ended November 30, 2005 was a year of success for the company and its subsidiaries. All this is nothing but the result of the effort made by our shareholders and our personnel in general, during the previous years, with the goal of consolidating Corimon like a leader in the paintings and related products market, the packings and inks market, nationally as well as internationally.

Net sales in constant bolivars as of November 30th, 2005 were Bs. 270.426 millions, compared to Bs. 240.143 millions from last year. Consolidated net income in constant bolivars as of November 30th, 2005 was Bs. 18.393 millions, which is 15% up from that of November 2004. Total assets were Bs. 336.146 millions, which is 10% up in constant bolivars, from the previous year, while liabilities accounted for Bs. 123.196 millions, compared with Bs. 108.810 millions at the closing of last year, which yields an equity in constant bolivars as of November 30th, 2005 of Bs. 208.548, which is a growth of 9%.

After a successful structural reorganization process, the subsidiaries' purchasing and administration and finance departments were merged and given a corporate orientation, optimizing costs and increasing their operational capacity. These departments nowadays constitute functional and independent units of the productive processes, which allows their managers full dedication to creating efficiencies in the manufacturing process.

The Board of Directors reports the performance of Corimon, C.A. and their subsidiaries, during the economic period ended November 30, 2005, as follows:

In the economic period ended November 30, 2005, Corimon Pinturas fortified its commercialization strategy and increased the presence of its products in the market and reached sales for the period that surpass those of the last 10 years, considered annually. This fortification was possible thanks to the company's financial stability, which allowed opportune raw material procurement for the paintings and related products production and an effective distribution.

Corimon Pinturas surprised the market with the launching of innovating products such as Decomad, Montafix Hidroesmalte, inks for industrial products, Antifouling free of tin and water-based enamels, among others. With these launchings, Corimon reassumes its position of leader in the implementation of the last technologies, putting them to disposition of its clients.

The company, known by its brands Montana and Pinco, set a production record in its plant located in Valencia in the month of October of 2005, obtaining the amount

of 1 million 414 thousand gallons produced in the month. By gaining 250 new clients, a growth in every segment and every region was possible.

With an investment of Bs. 1.720 million the company launched an automated system of bulk material loads and color preparation in its latex plant (Colormix System), for the painting preparation; and it obtained again the certification of the quality management system under international norm QS-9000.

Regarding the advertising activity, Corimon Pinturas filled the TV and radio spaces with innovative advertising pieces, that generated a positive effect in the commercialization of their products, as well as excellent commentaries of the clients and related.

During the economic period ended November 30, 2005, Resimon experienced an important recovery as far as the manufacture and commercialization of its products; it increased his exports in 135% with respect to the previous exercise, and obtained the good pro in the process for the sale to 7,000 Pequiven of METRIC TON of UF85, by a period of two years.

Cerdex, the company that manufactures and commercializes brushes, rollers, painting accessories, held its leadership position in the national market, increasing its sales in 28% related to previous year. During this fiscal year, the subsidiary obtained again the certification of norm ISO 9001-2000 and launched a new line of 100% synthetic brushes to gain the economic segment of the market. In spite of having received product competition from Asian countries, Cerdex held its market position, offering products of excellent quality at accessible prices.

Tiendas Montana, the leader chain commercialization of painting and related products in Venezuela, ended its fiscal year 2005 with 109 operative stores under the franchise system. New franchises were promoted to serve geographic areas in which the company's products did not count with an appropriate distribution, such as Upata, El Vigía, Acarigua, Boca de Río, Antimano, San Juan de los Morros, Guatire, El Tigre, Juan Griego, Carora y Cantaura.

The franchise chain originally denominated "Tiendas Pinco", was discontinued and those stores in operation became part of the Tiendas Montana chain; all it with the intention of optimizing trade and advertising resources, as well as fortifying the original model of franchises.

Sissons Paints, our subsidiary in Trinidad and Tobago and Grenada continued its fortification strategy and ratified its presence in the market through the concept of "Colour Shop" stores. The company obtained one more time the certification ISO 9001-2000, in the paintings and brushes plant located in Trinidad

The economic activity in the Island of Grenada has recovered remarkably, whereas the workings of reconstruction after hurricane Ivan continued during 2005; this, combined with the quick recovery of the infrastructure of Sissons Paints Grenada,

allowed the company to replace most of the coverings used in the process of reconstruction of the island.

Montana Grafica, the subsidiary dedicated to the production of an ample variety of flexible and pliable packings for massive and industrial consumer goods and services of design and pre-press for the industry of the graphical arts, increased its sales in 16% with respect to the previous year. For the sake of improving the print server, as well as obtaining the reduction of the waste in plant, the company made important investments in peripheral and control equipment of last generation, which has allowed it to take care of its highly demanding markets. It is anticipated that important technological updates will have to be assumed by this subsidiary, with the intention of maintaining their standards of production, services and profit.

Grafis, the company that manufactures, commercializes and distributes inks for the graphical arts experienced a sales growth of 13%. It is necessary to emphasize the successful attempts the company made to attend the no related companies market, which will result in important profits in light of the economic period that will end November 30, 2006.

Regarding the Principles of Corporate Governance and abiding by the criteria adopted by the National Securities Commission, through Resolution N° 19-1-2005, the Company's Board of Directors has determined that over a fifth of its members can be deemed as independent. Likewise, the Board of Directors has appointed an Audit Committee, conformed by Independent Directors and whose main functions are: i) To know the Company's financial statements as a necessary condition fro them to be considered by the Board of Directors and later presented to the Shareholders Meeting for its approval; ii) To assist the Board of Directors in the implementation of the necessary measures to preserve the integrity of the Company's financial information; iii) To collaborate with the Board of Directors in its supervision function of the the internal audit and the external auditors processes; and, iv) To know and to analyze the content of the management letter with the purpose of making the recommendations that it considers necessary.

By the considerations before mentioned, in light of the Statutory Auditor's Report, Corimon's Board of Directors presents to the Shareholders' Meeting the Consolidated Financial statements of Corimon, C.A. and its subsidiaries, in constant bolivars, for the economic period ended November 30, 2005.

CORIMON, C.A.
Dividend Notification

This form is presented to the National Securities Commission whenever an issuer declares and/or pays dividends. It shows the following information:

- Company's Name: Corimon, C.A.
- Company's phone number: 0212-4005530
- Company's address: Los Cortijos de Lourdes, Caracas
- Main economic activity: Buy/sell shares
- Paid-in Capital: Bs. 75.368.355.000
- # of shareholders: approximately 5,200
- Dividend declared by: Shareholders Meeting
- Declaration date: February 24th, 2006
- Registration date: N/A
- First date of declaration: NO
- Type of Society: Anonymous society
- Income distribution:

	Period: Dec. 1, 2003 – Nov. 30, 2004	**Period:** Dec. 1, 2004 – Nov. 30, 2005
Net Income	22,529	21,210
Less Tax Income	(6,589)	(2,817)
Less Legal Reserve	15,590	18,393
Less Deficit compensation from previous years	(54,664)	-
Net Income (base for dividend calculation)	(38,724)	18,393

- Dividends declared and/or paid: Declared (**Period:** Dec. 1, 2004 – Nov. 30, 2005)

	Amount	%
Cash dividend – common shares	1,507	33
Cash dividend – total	1,507	33
Share dividends	3,015	67
Total Dividends	4,522	100

- Net Income (base for dividend calculation) is Bs. 9,012 millions according to the National Securities Commission notification CNV-OP-12-02
- Signed: Angel Rodriguez Castro
- Identity Card Number: 11.311.095
- Venezuelan: Yes

CORIMON, C. A.
DIRECTORS COMPENSATION
RELATED TO PERIOD: DECEMBER 01, 2004 -NOVEMBER 30, 2005
IN BOLIVARS

DIRECTORS AND EXECUTIVES NAME	YEARLY SALARY	LEGAL INCOME	STATUTORY INCOME	ALLOWANCE	OTHER COMPENSATION VACATIONS	TOTAL
ANGEL EDUARDO GOMEZ SIGALA	78.303.958,00	37.649.649,10		48.930.000,00	106.554.111,81	271.437.718,91
CARLOS GILL	84.500.676,00	33.800.221,95		38.580.000,00	92.164.091,81	249.044.989,76
WERNER BRASCHI				18.000.000,00		18.000.000,00
ALEJANDRO ALFONZO-LARRAIN				35.640.000,00		35.640.000,00
MANUEL SUCRE				18.000.000,00		18.000.000,00
NELSON ORTIZ				15.000.000,00		15.000.000,00
ANDRES LAPADULA				18.000.000,00		18.000.000,00
OMAR PERNÍA PACHECO				38.640.000,00		38.640.000,00
FERNANDO VOLANTE				32.760.000,00		32.760.000,00
ALBERTO SOSA	74.100.988,00	24.700.326,85		42.990.000,00	47.318.632,08	189.109.946,93
PEDRO MEZQUITA				21.000.000,00		21.000.000,00
NEIL MALLOY				18.000.000,00		18.000.000,00
GUILLERMO HERNANDEZ				9.000.000,00		9.000.000,00
OCTAVIO LARA				15.000.000,00		15.000.000,00
JOSE R. VELASQUEZ B.				21.000.000,00		21.000.000,00
CELESTINO DIAZ				26.520.000,00		26.520.000,00
DAVID TOMASELLO				20.640.000,00		20.640.000,00
OSWALDO CISNEROS				19.905.000,00		19.905.000,00
RAFAEL FONSECA				5.880.000,00		5.880.000,00
REINER VIETE				5.940.000,00		5.940.000,00
RICARDO MATA				3.000.000,00		3.000.000,00
RICARDO PARÍS				5.880.000,00		5.880.000,00
TOTALES	236.905.622,00	96.150.197,90	0,00	478.305.000,00	246.036.835,70	1.057.397.655,60

ANGEL RODRIGUEZ
CONSULTOR JURÍDICO

CORIMON, C. A.
DIRECTORS COMPENSATION
RELATED TO PERIOD: DECEMBER 01, 2004 -NOVEMBER 30, 2005
IN BOLIVARS

DIRECTORS AND EXECUTIVES NAME	YEARLY SALARY	LEGAL INCOME	STATUTORY INCOME	OTHER COMPENSATION VACATIONS	TOTAL
CORIMON, C. A.	236.905.622,00	96.150.197,90		724.341.835,70	1.057.397.655,60
TOTALES	236.905.622,00	96.150.197,90	0,00	724.341.835,70	1.057.397.655,60

ANGEL RODRIGUEZ
CONSULTOR JURÍDICO

CORIMON, C.A.
AUTHORIZED CAPITAL Bs. 97.973.320.000,00
SUBSCRIBED AND PAID-IN CAPITAL Bs. 75.368.355.000,00
CARACAS, VENEZUELA

NOTICE OF MEETING

The shareholders of Corimon, C.A. are called to a Regular Shareholders' Meeting to be held on February 24th, 2006, at 9:00 a.m. in the Pent-House of the Corimon building, located at Calle Hans Neumann, Los Cortijos de Lourdes, in the city of Caracas, Venezuela, in order to deliberate on the following agenda:

1. Consider and resolve upon the financial statements for the year ended November 30th, 2005, considering the Statutory Auditors' Report, as well as consider and resolve upon the Board of Directors' Report.

2. Consider and resolve upon the appointment of the statutory auditors and their alternates and determine their remuneration. Appoint an independent public accounting firm to issue an opinion on the company's annual financial statements.

3. Consider and resolve upon the proposal submitted by the Board of Directors concerning a dividend payment against Retained Earnings.

The Board of Directors

Caracas, February 9th, 2006.

Note: The shareholders are informed that the statement and account submitted by the Board of Directors, the financial statements audited by public accountants for the fiscal year ended November 30th, 2005 and the Statutory Auditors report are available for your inspection at the Company's offices located at Calle Hans Neumann, Corimon building, penthouse, Los Cortijos de Lourdes, and at Venezolano de Crédito Banco Universal, Securities Department, at Avenida Alameda, 8th floor, San Bernardino, Caracas, Venezuela.

CORIMON, C.A.
Fiscal Information Registration Number
(R.I.F.)

This form shows the following information:

- The Company's Tax ID: J-00025641-1
- Registration date: March 23rd, 1979
- Full name: Corimon, C.A.
- Fiscal address: Calle Hans Neumann, Urb. Los Cortijos de Lourdes. Edf. Corimon. Caracas.
- City: Caracas
- Issuance date: March 13th, 2006

CORIMON

Caracas, 2 de marzo de 2006

Señores
Presidente y demás Miembros
de la Comisión Nacional de Valores
Ciudad.-

Estimados señores:

Quien suscribe, Angel Rodríguez Castro, venezolano, mayor de edad, domiciliado en Caracas y titular de la cédula de identidad número 11.311.095, en mi carácter de Secretario de Corimon, C.A., sociedad mercantil domiciliada en Caracas e inscrita en el Registro Mercantil Segundo de la Circunscripción Judicial del Distrito Federal y Estado Miranda, en fecha catorce (14) de junio de 1949, bajo el número 644, Tomo 3-D, ante usted ocurro y expongo:

Con el fin de dar cumplimiento a lo establecido en el artículo 5 de las "Normas Relativas a la Información Periódica u Ocasional que deben Suministrar las Personas Sometidas al Control de la Comisión Nacional de Valores", publicada en la Gaceta Oficial de la República de Venezuela, número 36.502, de fecha veintitrés (23) de julio de 1998, adjunto a la presente encontrará, en original y cinco (5) copias, los siguientes documentos:

1. Copia certificada del Acta de Asamblea General de Accionistas de Corimon, C.A., celebrada el día veinticuatro (24) de febrero de 2006.

2. Estados Financieros Consolidados dictaminados por Contadores Públicos Independientes, aprobados por la Asamblea.

3. Informe de los Comisarios.

4. Presentación de la Junta Directiva aprobada por la Asamblea, la cual contiene un resumen de las actividades más significativas, planes y operaciones económicas y financieras realizadas o proyectadas por la compañía durante el ejercicio.

5. Formulario sobre el decreto y pago de dividendos.

6. Formulario sobre la remuneración de los directores, debidamente completado.

7. Copia de la publicación de la Convocatoria de la Asamblea del día nueve (9) de febrero de 2006, aparecida en los diarios El Nacional y El Universal.

8. Copia del Registro de Información Fiscal (R.I.F.).

Por último, y en concordancia con lo establecido en el numeral 4 del artículo 5 de las referidas Normas, le informo lo siguiente:

- Que mi representada no ha suscrito, modificado o rescindido contratos que incidan de manera sustancial en la determinación de los ingresos y gastos de la compañía.

- Que mi representada no ha tenido durante el ejercicio, litigios o reclamaciones civiles, mercantiles, fiscales o laborales que incidan o puedan incidir en forma significativa en la situación económica y financiera de la compañía.

- Que mi representada no ha aprobado durante el ejercicio económico, proyecto de importancia que pueda afectar su situación económica y financiera.

- Que mi representada no ha realizado durante el ejercicio económico cambios en su política de crédito y cobranzas que puedan afectar su situación económica y financiera.

- Que ningún cliente concentró el veinte por ciento (20%) o más de las ventas netas, ni se obtuvo una utilidad equivalente al veinte por ciento (20%) o más del total de las mismas en un mismo cliente.

Sin más a que hacer referencia, aprovecho la oportunidad de enviarle un cordial saludo.

Atentamente,

Angel Rodríguez Castro
Secretario
Corimon, C.A

Acta de la Asamblea General Ordinaria de Accionistas de
CORIMON, C.A.

El día de hoy veinticuatro (24) de febrero de 2006, siendo las 9:00 am., se reunieron en el Pent-House del Edificio Corimon, ubicado en la Calle Hans Neumann de Los Cortijos de Lourdes, en Caracas, a fin de celebrar la Asamblea General Ordinaria de Accionistas de CORIMON, C.A., los señores accionistas que se mencionan al pie de la presente acta, bajo la presidencia del doctor Carlos Gill Ramírez, Presidente de la Junta Directiva, quien estuvo igualmente acompañado por los señores Angel Eduardo Gómez Sigala, Vicepresidente de la Junta Directiva, Alberto Sosa, Ricardo París y Fernando Volante, Directores.

Comprobada la presencia de un número de asistentes que representa el setenta y ocho enteros con veintitrés centésimas por ciento (78,23 %) de las acciones que conforman el capital suscrito y pagado de la compañía, con lo cual se completa suficientemente el quórum estatutario, el doctor Carlos Gill Ramírez declaró válidamente constituida la Asamblea y fue leída la convocatoria, publicada en los diarios El Nacional y El Universal, el día nueve (9) de febrero de 2006, y de la cual se copia de seguidas:

"CORIMON, C.A."
CAPITAL AUTORIZADO: Bs. 97.973.320.000,00
CAPITAL SUSCRITO Y PAGADO: Bs. 75.368.355.000,00
CARACAS, VENEZUELA

CONVOCATORIA

Se convoca a los señores accionistas para la Asamblea General de Corimon, C.A., que se celebrará el día veinticuatro (24) de febrero de 2006, a las 9:00 a.m., en el Pent- House del edificio Corimon, ubicado en la calle Hans Neumann de Los Cortijos de Lourdes, en la ciudad de Caracas, Venezuela, a fin de tratar la siguiente agenda:

1. Considerar y resolver acerca de los estados financieros correspondientes al ejercicio económico terminado el 30 de noviembre de 2005, con vista del informe de los Comisarios, así como considerar y resolver acerca del informe de la Junta Directiva.

2. Considerar y resolver acerca del nombramiento de los Comisarios y sus suplentes, así como fijarles su remuneración; designar una firma independiente de contadores públicos para que emita su dictamen sobre los estados financieros anuales de la compañía.

3. Considerar y resolver, con vista al proyecto que presentará la Junta Directiva, sobre el decreto de un dividendo con cargo a la cuenta de Utilidades Retenidas.

Caracas, nueve (9) de febrero de 2006

La Junta Directiva

Nota: Se participa a los señores accionistas que la memoria y cuenta presentada por la Junta Directiva, los estados financieros auditados por contadores públicos, correspondientes al ejercicio económico finalizado el día 30 de noviembre de 2005, el informe de los Comisarios y demás documentación relacionada con esta convocatoria, se encuentran a su disposición en las oficinas de la compañía ubicadas en la calle Hans Neumann, edificio Corimon, Pent-House, Los Cortijos de Lourdes, Caracas, Venezuela y en el Venezolano de Crédito, Banco Universal, Departamento de Valores, en la Avenida Alameda, Piso 8, San Bernardino, Caracas, Venezuela.

Seguidamente se consideraron y decidieron los siguientes puntos:

PRIMERO: Considerar y resolver acerca de los estados financieros correspondientes al ejercicio económico terminado el 30 de noviembre de 2005, con vista del informe de los Comisarios, así como considerar y resolver acerca del informe de la Junta Directiva.

Fueron leídos el Informe de los Comisarios y el Informe de la Junta Directiva.

Se presentaron a la Asamblea los resultados financieros de Corimon para el ejercicio económico finalizado el día treinta (30) de noviembre de 2005, así:

Durante el ejercicio económico finalizado el 30 de noviembre de 2005, se realizaron ventas consolidadas por el orden de los Bs. 270.426 millones, obteniéndose una utilidad bruta de unos Bs. 75.636 millones y una utilidad operativa de unos Bs. 24.356 millones, resultando en una utilidad neta de Bs. 18.393 millones. Al treinta (30) de noviembre de 2005, el balance de la empresa refleja un total de activos por la cantidad de Bs. 336.140 millones, un

total de pasivos por la cantidad de Bs. 123.196 millones, intereses minoritarios por la cantidad de Bs. 4.396 millones y un patrimonio por la cantidad de Bs. 208.548 millones.

Con la totalidad de los votos de las acciones presentes o representadas en la asamblea, con vista del Informe de los Comisarios y de la Junta Directiva, se aprobaron los Estados Financieros presentados a su consideración, así como el correspondiente informe y gestión de la Junta Directiva.

SEGUNDO: Considerar y resolver acerca del nombramiento de los Comisarios y sus suplentes, así como fijarles su remuneración; designar una firma independiente de contadores públicos para que emita su dictamen sobre los estados financieros anuales de la compañía.

De las ternas presentadas y conforme al procedimiento que dispone la legislación sobre mercado de capitales, la Asamblea eligió a los señores Henry Peñaloza, titular de la cédula de identidad número 7.955.377, C.P.C. No. 20.339 y Jorge Gómez, titular de la cédula de identidad número 5.407.975, C.P.C. 10.951, como Comisarios Principales y como sus respectivos suplentes a los señores Fernando Bravo, titular de la cédula de identidad número 8.721.037, C.P.C. 49.697 y William Granier, titular de la cédula de identidad número 5.170.010, C.P.C. 5.722. La Asamblea aprobó una remuneración, en bolívares, equivalente a ciento veinte (120) unidades tributarias anuales, para los Comisarios que actúen.

Con la totalidad de los votos de las acciones presentes o representadas en la Asamblea, fue designada la firma Alcaraz, Cabrera, Vázquez, miembros de la firma KPMG, para el cargo de Contadores Públicos Independientes, para el próximo ejercicio económico de la sociedad.

La representante del Fondo de Garantía de Depósitos y Protección Bancaria (FODADE) se abstuvo de participar en la discusión y aprobación de este punto.

TERCERO: Considerar y resolver, con vista al proyecto que presentará la Junta Directiva, sobre el decreto de un dividendo con cargo a la cuenta de Utilidades Retenidas.

Con vista del proyecto presentado por la Junta Directiva, la Asamblea de Accionistas decretó un dividendo por un monto total de cuatro mil quinientos veintidós millones ciento dos mil cien bolívares (Bs. 4.522.102.100,00), de los cuales la cantidad de un mil quinientos siete millones trescientos sesenta y siete mil cien bolívares (Bs. 1.507.367.100,00) será pagada en efectivo, a razón de cien bolívares (Bs. 100) por cada una de las acciones en circulación de la compañía a esta fecha y la cantidad de tres mil catorce millones setecientos treinta y cinco mil bolívares (Bs. 3.014.735.000,00) que será pagada en acciones, a razón de una acción por cada veinticinco (25) acciones en tenencia, todo ello con cargo a la cuenta Utilidades No Distribuidas.

Asimismo, la Asamblea de Accionistas delegó en la Junta Directiva, la facultad de fijar la forma y la fecha de pago de la porción en efectivo de los dividendos aquí decretados.

Como consecuencia del pago del dividendo en acciones, la empresa emitirá seiscientas dos mil novecientas cuarenta y siete (602.947) nuevas acciones, con un valor nominal de cinco mil bolívares (Bs. 5.000,00) cada una de ellas, cuyo pago será cargado, como quedó aprobado, a la cuenta de Utilidades No Distribuidas.

En cuanto a las fracciones de acciones que resultaren del decreto del dividendo en acciones, los accionistas de la compañía podrán negociarlas entre sí, dentro de un plazo de diez (10) días hábiles contados a partir de la fecha de publicación, en dos (2) diarios de circulación nacional, de un aviso donde se notifique a los interesados la decisión de la Asamblea sobre el decreto del dividendo en acciones. Este aviso será publicado una vez sean inscritas las nuevas acciones por ante el Registro Nacional de Valores que lleva la Comisión Nacional de Valores. Vencido el mencionado lapso de diez (10) días, las fracciones resultantes del reparto del dividendo en acciones no negociadas por los accionistas, serán adquiridas por la sociedad mercantil Inversiones Coremple, C.A, accionista de Corimon, C.A. y pagadas al valor de emisión.

En vista del decreto del dividendo en acciones, queda modificado el artículo quinto de los estatutos sociales de la compañía, el cual quedará redactado de la siguiente manera:

Artículo 5.- El capital autorizado de la compañía es de noventa y siete mil novecientos setenta y tres millones trescientos veinte mil bolívares (Bs. 97.973.320.000,00). El capital suscrito y pagado de la compañía es de setenta y ocho mil trescientos ochenta y tres millones noventa mil bolívares (Bs. 78.383.090.000,00), representado en quince millones seiscientas setenta y seis mil seiscientas dieciocho (15.676.618) acciones, comunes nominativas no trasferibles al portador, con un valor de cinco mil bolívares (Bs. 5.000,00) cada una de ellas.

Por último, la Asamblea de Accionistas designó al Secretario de la sociedad, Angel Rodríguez Castro, abogado, venezolano, mayor de edad, domiciliado en Caracas y titular de la cédula de identidad número 11.311.095 e inscrito en el Inpreabogado bajo el No. 70.480, para que realice todas las actuaciones que sean necesarias a los efectos de participar las decisiones de esta Asamblea ante los entes respectivos, así como aquellas tendientes a la realización del pago del dividendo en ella decretado.

No habiendo más puntos que tratar, se terminó la asamblea y se levantó esta acta.

(fdo.) (Fdo.) Karin Guada Rincón, en representación de 9.306.228 acciones, María Elena Hernández, en representación de 112.302 acciones, Francisco Hung Vaillant, en representación de 1.058.139 acciones, Rafael Jove, en representación de 1.172 acciones, Rosa Mari Lartitegui, en representación de 755 acciones, Gabriela Meza Trocel, en representación de 55.943 acciones, Héctor Páez, en representación de 87.782 acciones, José Prats Jane, en representación de 96 acciones, Angel Rodríguez Castro, en representación de 8.055 acciones, Virginia Serra, en representación de 1.137.994, Jorge Hernán Caceres Flores, en representación de 1 acción, José Da Silva, en representación de 21.000 acciones, Jaime DaSilva, en representación de 64 acciones, Rene Lenz, en representación de 10 acciones, Juan López, en representación de 200 acciones, María Peña, en representación de 672 acciones, Giovanni Sanzone, en representación de 20 acciones, Luis Serrano, en representación de 2.334 acciones, Eduardo Simil, en representación de 653 acciones.

Angel Rodríguez Castro, venezolano, mayor de edad, domiciliado en Caracas y titular de la cédula de identidad número 11.311.095, actuando en mi carácter de Secretario de Corimon, C.A., sociedad mercantil domiciliada en Caracas e inscrita en el Registro Mercantil Segundo de la Circunscripción Judicial del Distrito Federal y Estado Miranda el día catorce (14) de junio de 1949, bajo el número 644, Tomo 3-D, certifico que el acta que antecede es traslado fiel y exacto de su original, el cual corre inserto en el Libro de Actas de Asambleas de la Compañía.

Angel Rodríguez Castro

CORIMON, C. A. Y COMPAÑÍAS FILIALES

Balances Generales Consolidados

30 de noviembre de 2005 y 2004

(Expresados en millones de bolívares constantes del 30 de noviembre de 2005)

Activos	2005	2004
Activos circulantes:		
Efectivo y equivalentes de efectivo	18.321	14.401
Depósito a plazo fijo	2.150	1.443
Documentos y cuentas por cobrar		
Comerciales	69.709	50.562
Impuestos retenidos	12.837	8.582
Inversiones Neuco, C. A.	1.432	1.474
Anticipo a proveedores	1.196	930
Funcionarios y empleados	327	243
Otras	2.318	955
	87.819	62.746
Menos estimación para cuentas de cobro dudoso	3.177	3.245
Total documentos y cuentas por cobrar	84.642	59.501
Inventarios, neto	54.355	43.611
Depósitos en garantía	5.147	5.517
Gastos pagados por anticipado	1.786	1.371
Total activos circulantes	166.401	125.844
Cuentas por cobrar a largo plazo	10.006	11.776
Inversiones en acciones	3.817	319
Propiedades, plantas y equipo, neto	136.168	145.411
Terrenos y otros activos para la venta	12.523	12.706
Cargos diferidos y otros activos	6.779	7.285
Plusvalía	446	1.761
	336.140	305.102

CORIMON, C. A. Y COMPAÑÍAS FILIALES

Balances Generales Consolidados, Continuación

30 de noviembre de 2005 y 2004

(Expresados en millones de bolívares constantes del 30 de noviembre de 2005)

Pasivos y Patrimonio	2005	2004
Pasivos circulantes:		
Préstamos y otras obligaciones financieras	34.828	20.383
Porción circulante de obligaciones bajo contratos de arrendamiento financiero	1.009	1.221
Documentos y cuentas por pagar		
Comerciales	51.717	41.554
Directores y accionistas	427	450
Total documentos y cuentas por pagar	52.144	42.004
Dividendos preferidos por pagar	2.415	-
Impuestos sobre la renta por pagar	772	5.194
Gastos acumulados por pagar	21.362	21.410
Total pasivos circulantes	112.530	90.212
Préstamos y otras obligaciones financieras a largo plazo	3.115	6.197
Obligaciones a largo plazo bajo contratos de arrendamiento financiero (nota 9)	1.104	3.322
Apartado para indemnizaciones laborales, neto de anticipos	5.423	5.060
Impuesto sobre la renta diferido	589	727
Dividendos preferidos por pagar	-	2.784
Otros pasivos	435	508
Total pasivos	123.196	108.810
Intereses minoritarios	4.396	4.719
Patrimonio, según estado adjunto	208.548	191.573
Total pasivos y patrimonio	336.140	305.102

CORIMON, C. A. Y COMPAÑÍAS FILIALES
Estados Consolidados de Ganancias y Pérdidas
Años terminados el 30 de noviembre de 2005 y 2004
(Expresados en millones de bolívares constantes del 30 de noviembre de 2005, excepto la utilidad neta por acción)

	2005	2004
Ventas netas	270.426	240.143
Costo de ventas	194.790	165.758
Utilidad bruta	75.636	74.385
Gastos de operaciones:		
De ventas	31.256	24.484
Administración y generales	20.024	21.139
Total gastos de operaciones	51.280	45.623
Utilidad en operaciones	24.356	28.762
Costo (ingreso) integral de financiamiento:		
Intereses gastos, neto	5.061	7.681
Diferencia en fluctuación cambiaria, neta	(1.022)	1.074
Resultado monetario del ejercicio	(1.275)	(4.410)
Total costo integral de financiamiento	2.764	4.345
Otros egresos, netos	705	2.146
Utilidad antes de impuesto sobre la renta y participación minoritaria en la utilidad de filial consolidada	20.887	22.271
Impuesto sobre la renta	2.817	6.589
Utilidad antes de participación minoritaria en la utilidad de filial consolidada	18.070	15.682
Participación minoritaria en la utilidad de filial consolidada	323	258
Utilidad neta	18.393	15.940
Utilidad neta por acción	1.220	1.057

CORIMON, C. A. Y COMPAÑÍAS FILIALES

Estados Consolidados de Movimiento de las Cuentas de Patrimonio

Años terminados el 31 de noviembre de 2005 y 2004

(Expresados en millones de bolívares constantes del 30 de noviembre de 2005)

	Capital social acciones comunes (nominal)	Actualización del capital social	Prima en emisión de acciones	Acciones en tesorería	Exceso del valor neto en libros sobre el costo de acciones de filial	Utilidades retenidas (déficit)			Ajuste acumulado por traducción monetaria	Resultado no relizado por tenencia de activos no monetarios (RETANM)	Total patrimonio
						Reserva legal	No distribuidas (déficit)	Total			
Saldos al 30 de noviembre de 2003, previamente informados	75.368	142.845	1.622	-	-	37.797	(53.984)	(16.187)	10.617	(69.502)	144.763
Ajuste de años anteriores	-	5.871	-	-	-	-	-	-	-	-	5.871
Saldos al 30 de noviembre de 2003, reestructurado	75.368	148.716	1.622	-	-	37.797	(53.984)	(16.187)	10.617	(69.502)	150.634
Acciones en poder de filiales	-	-	-	(113)	-	-	-	-	-	-	(113)
Exceso del valor neto en libros sobre el costo de las acciones de filial	-	-	-	-	16.675	-	-	-	-	-	16.675
Utilidad neta	-	-	-	-	-	-	15.940	15.940	-	-	15.940
Ajuste por traducción	-	-	-	-	-	-	-	-	98	-	98
Efecto por tenencia de activos no monetarios	-	-	-	-	-	-	(680)	(680)	-	9.019	8.339
Saldos al 30 de noviembre de 2004	75.368	148.716	1.622	(113)	16.675	37.797	(38.724)	(927)	10.715	(60.483)	191.573
Compensación de cuentas patrimoniales	-	(99.207)	-	-	-	-	38.724	38.724	-	60.483	-
Utilidad neta	-	-	-	-	-	-	18.393	18.393	-	-	18.393
Ajuste por traducción	-	-	-	-	-	-	-	-	(308)	-	(308)
Efecto por tenencia de activos no monetarios	-	-	-	-	-	-	-	-	-	(1.110)	(1.110)
Saldos al 30 de noviembre de 2005	75.368	49.509	1.622	(113)	16.675	37.797	18.393	56.190	10.407	(1.110)	208.548

CORIMON, C. A. Y COMPAÑÍAS FILIALES

Estados Consolidados de Movimiento del Efectivo

Años terminados el 30 de noviembre de 2005 y 2004

(Expresados en millones de bolívares constantes del 30 de noviembre de 2005)

	2005	2004
Movimiento del efectivo proveniente de las actividades operacionales:		
Utilidad neta	18.393	15.940
Ajuste para conciliar la utilidad neta con el efectivo neto provisto por (usado en) las actividades operacionales -		
Depreciación y amortización	13.944	14.778
Estimación para cuentas de cobro dudoso y obsolescencia de inventarios	-	3.625
Ganancia por posición monetaria neta, fluctuación cambiaria	-	(165)
Ganancia en venta de propiedades, plantas y equipo	(34)	(86)
Provisión para indemnizaciones laborales, neta de anticipos y pagos	363	249
Participación minoritaria en filial consolidada	(323)	(258)
Valoración de cuenta por cobrar a largo plazo	-	1.044
Cambios en activos y pasivos -		
Disminución (aumento) en -		
Documentos y cuentas por cobrar	(25.047)	(23.331)
Inventarios	(10.744)	(14.628)
Depósitos en garantía	370	5.517
Gastos pagados por anticipado	(415)	(718)
Cargos diferidos, otros activos y plusvalía	506	(1.428)
Aumento (disminución) en -		
Documentos y cuentas por pagar	10.140	(1.975)
Impuestos sobre la renta por pagar	(4.422)	4.813
Dividendos preferidos por pagar	(369)	(543)
Otros pasivos	(73)	(1.774)
Impuestos sobre la renta diferido	(138)	2
Gastos acumulados por pagar	(48)	(2.522)
Total ajustes	(16.290)	(17.400)
Efectivo neto provisto por (usado en) las actividades operacionales	2.103	(1.460)
Movimiento del efectivo proveniente de las actividades de inversión:		
Adquisiciones de propiedades, planta y equipo y terrenos y otros activos para la venta	(5.693)	(2.952)
Venta y retiros de propiedades, plantas y equipo	970	160
Depósitos a plazo fijo	(707)	12.893
Inversión en acciones	(3.498)	-
Cuentas por cobrar a largo plazo, neto	1.812	1.297
Efectivo neto provisto por (usado en) las actividades de inversión	(7.116)	11.398
Movimiento del efectivo proveniente de las actividades de financiamiento:		
(Pagos) contrataciones de arrendamiento financiero	(2.430)	4.543
Préstamos y otras obligaciones financieras, neto	11.363	(10.547)
Efectivo neto provisto por (usado en) las actividades de financiamiento	8.933	(6.004)
Aumento neto en el efectivo y equivalente de efectivo	3.920	3.934
Efectivo y equivalentes de efectivo al comienzo del año	14.401	10.467
Efectivo y equivalentes de efectivo al final del año	18.321	14.401
El resultado monetario del ejercicio corresponde a:		
Efectivo	1.908	1.386
Actividades operacionales	(4.432)	(2.891)
Actividades de inversión	(2.874)	(1.510)
Actividades de financiamiento	4.123	(1.395)
	(1.275)	(4.410)

CORIMON, C. A. Y COMPAÑÍAS FILIALES

Estados Consolidados de Ganancias y Pérdidas

Trimestres finalizados el 30 de noviembre de 2005 y 2004

(Expresados en millones de bolívares constantes del 30 de noviembre de 2005, excepto la utilidad neta por acción)

	2005	2004
Ventas netas	94.848	88.532
Costo de ventas	66.175	57.939
Utilidad bruta	28.673	30.593
Gastos de operaciones:		
De ventas	11.152	7.645
Administración y generales	4.867	4.207
Total gastos de operaciones	16.019	11.852
Utilidad en operaciones	12.654	18.741
Costo (ingreso) integral de financiamiento:		
Intereses gastos, neto	1.566	2.527
Diferencia en fluctuación cambiaria, neta	-	-
Resultado monetario del ejercicio	(151)	(1.778)
Total costo integral de financiamiento	1.415	749
Otros egresos (ingresos), netos	815	(560)
Utilidad antes de impuesto sobre la renta y participación minoritaria en la utilidad de filial consolidada	10.424	18.552
Impuesto sobre la renta	(593)	3.797
Utilidad antes de participación minoritaria en la utilidad de filial consolidada	11.017	14.755
Participación minoritaria en la utilidad de filial consolidada	13	(128)
Utilidad neta	11.004	14.883

Informe de los comisarios

2 de febrero de 2006

A los Accionistas de Corimon, C. A.

En nuestro carácter de Comisarios, nombrados por la Asamblea General de Accionistas del 9 de mayo de 2005; y de acuerdo a lo establecido en las Normas y Reglamentos Interpersonales para el ejercicio de la función del Comisario, los Artículos 309 y 311 del Código de Comercio de Venezuela y demás disposiciones legales y estatutarias, les informamos que hemos revisado el balance general consolidado de Corimon, C. A. y sus filiales al 30 de noviembre de 2005, los estados consolidados de resultados, de movimientos en las cuentas de patrimonio y de flujos de efectivo por el año finalizado el 30 de noviembre de 2005, expresados en bolívares constantes al 30 de noviembre de 2005, que han sido preparados por la administración de la Compañía.

Nuestra revisión se efectuó con el alcance que consideramos necesario de acuerdo con las circunstancias y con base al dictamen de los auditores externos de la Compañía, Alcaraz Cabrera Vázquez, fechado el 1 de febrero de 2006, y el cual forma parte integral de este informe; éstos indican que los estados financieros consolidados presentan razonablemente, en todos sus aspectos importantes, la situación financiera de Corimon, C. A. y sus filiales al 30 de noviembre de 2005, los resultados consolidados de sus operaciones y flujo de efectivo por el año finalizado el 30 de noviembre de 2005, expresado en bolívares constantes al 30 de noviembre de 2005, y que este examen se efectuó de acuerdo con las normas de auditoría de aceptación general.

La Compañía está sometida al control de la Comisión Nacional de Valores (CNV) y, por lo tanto, presenta sus estados financieros de conformidad con las Normas para la elaboración de estados financieros establecidas por dicho ente regulador. Dichas normas difieren en la aplicación del método Mixto de los principios de contabilidad de aceptación general en Venezuela emitidos por la Federación de Colegios de Contadores Públicos de Venezuela.

En diciembre de 2004 la CNV emitió la Resolución N° 157-2004 donde se estableció que las sociedades que hagan oferta pública de valores en los términos de la Ley de Mercado de Capitales, deberán preparar y presentar sus estados financieros ajustados a las Normas Internacionales de Información Financiera (NIIFs), en forma obligatoria, a partir de los ejercicios económicos que se inicien el 1° de enero de 2006, de conformidad con las NIIFs vigentes al 1° de enero de 2005. Sin embargo, en Resolución N° 177-2005 de la CNV, publicada el 8 de diciembre de 2005, se acordó diferir la fecha de aceptación definitiva de la Resolución

adopte las Normas Internacionales de Información Financiera (NIIFs) y la Normas Internacionales de Contabilidad (NICs), como los principios de contabilidad generalmente aceptados en Venezuela.

El 21 de enero de 2003 el Ejecutivo Nacional y el Banco Central de Venezuela (BCV) suspendieron todas las transacciones con divisas y, el 05 de febrero de 2003, suscribieron un convenio cambiario en el cual establece un régimen para la administración de divisas. De acuerdo con el mencionado régimen cambiario, el BCV centraliza la compra y venta de divisas en el país. El tipo de cambio para la compra y para la venta de divisas es fijado de común acuerdo entre el BCV y el Ejecutivo Nacional y, es ajustado según lo consideren conveniente. Igualmente, se creo la Comisión de Administración de Divisas (CADIVI), la cual tiene a su cargo la coordinación, administración, control y establecimiento de requisitos, procedimientos y restricciones que requiera la ejecución del convenio cambiario. Al 30 de noviembre de 2005 el tipo de cambio vigente era de Bs2.144, 60 por US$ 1 para la compra y Bs2.150, 00 por US$ 1 para la venta.

El 14 de octubre de 2005, entró en vigencia la ley que tiene por objeto establecer los supuestos de los hechos que constituyen ilícitos cambiarios y sus respectivas sanciones. Esta ley es aplicable a personas naturales o jurídicas, que actuando en nombre propio o como administradores, intermediarios, verificadores o beneficiarios contravengan lo establecido en la misma o en los convenios suscritos en materia cambiaria entre el BCV y el Ejecutivo Nacional.

En nuestra opinión, con base a nuestra revisión y al trabajo efectuado por los auditores externos, Alcaraz Cabrera Vázquez y Asociados, los estados financieros adjuntos y sus notas, expresados en bolívares constantes, reflejan razonablemente la situación financiera de Corimon, C.A., y sus filiales al 30 de noviembre de 2005 y los resultados consolidados de sus operaciones y flujos de efectivo por el año finalizado en esa fecha, de conformidad con las Normas para la elaboración de los estados financieros de las entidades sometidas al control de la Comisión Nacional de Valores, por lo que nos permitimos someter a la consideración de la Asamblea General de Accionistas su aprobación.

Muy atentamente,

Jorge Gómez C.	Henry Peñaloza R.
Comisario	Comisario
CPC N° 10951	CPC N° 20339

CORIMON, C.A.
ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS
Caracas, 24 de febrero de 2006

La Junta Directiva de Corimon, C.A. se complace en informar a los señores accionistas que el ejercicio fiscal terminado el 30 de noviembre de 2005 fue un año de logros y éxitos para la empresa y sus filiales. Todo esto no es sino el resultado del esfuerzo que han hecho tanto nuestros accionistas, como nuestro personal en general, durante los últimos años y con miras a consolidar a Corimon como un consorcio líder en el mercado de pinturas y productos relacionados, de empaques y tintas, tanto a nivel nacional como en los mercados internacionales donde participa.

Las ventas consolidadas en bolívares constantes al 30 de noviembre de 2005 fueron de Bs. 270.426 MM, comparadas favorablemente con Bs. 240.143 MM del ejercicio anterior. La utilidad neta consolidada, en bolívares constantes al 30 de noviembre de 2005, se ubicó en Bs. 18.393 MM, lo cual supera en un 15%, los obtenidos para el ejercicio finalizado el 30 de noviembre de 2004. Los activos totales de la compañía se elevaron a la cantidad de Bs. 336.146 millones, representando un crecimiento, en bolívares constantes, del 10% con respecto al ejercicio anterior, mientras que los pasivos totales de la compañía se encuentran en la cantidad de Bs. 123.196 millones, comparados con la cantidad de Bs. 108.810 millones al cierre del ejercicio anterior, lo cual arroja un patrimonio total, en bolívares constantes al 30 de noviembre de 2005, por la cantidad total de Bs. 208.548, representando un crecimiento del 9%.

Tras un exitoso proceso de reorganización estructural, los departamentos de compras y de administración y finanzas de las empresas filiales se fusionaron orientados a la función corporativa, optimizando costos y aumentando su capacidad operacional. Estos departamentos constituyen hoy día unidades funcionales e independientes de los procesos productivos, lo que permite a sus encargados una entera dedicación a la generación de eficiencias en la manufactura.

La Junta Directiva reseña a los señores accionistas el desempeño de Corimon, C.A. y sus filiales, durante el ejercicio económico finalizado el 30 de noviembre de 2005, de la siguiente manera:

En el ejercicio económico finalizado el 30 de noviembre de 2005, la filial Corimon Pinturas fortaleció su estrategia de comercialización, incrementando la presencia de sus productos en el mercado y alcanzando ventas para el período que superan aquéllas de los últimos 10 años, anualmente consideradas. Este fortalecimiento fue posible sólo gracias a la estabilidad financiera de la empresa, lo que permitió una oportuna procura de materia prima para la producción de pinturas y productos relacionados y una eficaz labor de distribución.

Corimon Pinturas sorprendió al mercado con el lanzamiento de innovadores productos como Decomad, Montafix Hidroesmalte, tintas universales para productos industriales, Antifouling libre de estaño y esmalte base agua en acabados brillantes, entre otros. Con estos lanzamientos, Corimon retoma su posición de líder en la implementación de las últimas tecnologías, poniéndolas a disposición de sus clientes.

La compañía, reconocida por sus marcas Montana y Pinco, marcó un récord de producción en su planta Valencia en el mes de octubre de 2005, logrando la cantidad de 1 millón 414 mil galones producidos en el mes. Mediante la captación de 250 nuevos clientes, fue posible un crecimiento en todos los segmentos y en todas las regiones.

Con una inversión aproximada de Bs. 1.720 millones se logró la puesta en marcha del sistema automatizado de cargas de materiales a granel y preparación de color en planta látex (Sistema Colormix), para la preparación de pinturas y se logró la recertificación del sistema de gestión de calidad bajo la norma internacional QS-9000.

En cuanto a la actividad publicitaria, Corimon Pinturas llenó los espacios televisivos y radiales con novísimas piezas publicitarias, que han generado un efecto positivo en la comercialización de sus productos, así como excelentes comentarios de los clientes y relacionados.

Durante el ejercicio económico finalizado el 30 de noviembre de 2005, la filial Resimon experimentó una recuperación importante en cuanto a la manufactura y comercialización de sus productos; incrementó sus exportaciones en un 135% con respecto al ejercicio anterior, y obtuvo la buena pro en el proceso licitatorio para la venta a Pequiven de 7.000 TM de UF85, por un periodo de dos años.

Cerdex, empresa que se dedica a la fabricación y comercialización de brochas, rodillos, cepillos y accesorios para el pintor, mantuvo su posición de liderazgo en el mercado nacional, incrementando sus ventas en un 28% en relación al año anterior. Durante este ejercicio fiscal, la filial obtuvo la recertificación de la norma ISO 9001-2000 y lanzó una nueva línea de brochas 100% sintéticas para captar el segmento económico del mercado. A pesar de haber recibido fuerte competencia de productos importados de países asiáticos, Cerdex ha sabido mantener su posición de mercado, ofreciendo productos de excelente calidad a precios accesibles.

Tiendas Montana, la cadena líder de comercialización de pinturas y productos relacionados en Venezuela, culminó el ejercicio fiscal 2005 con 109 tiendas operativas bajo el sistema de franquicia. Nuevas franquicias fueron promovidas para servir áreas geográficas en los que los productos de la empresa no contaban con una distribución apropiada, tales como Upata, El Vigía, Acarigua, Boca de Río, Antimano, San Juan de los Morros, Guatire, El Tigre, Juan Griego, Carora y Cantaura.

La cadena de tiendas en franquicia originalmente denominadas "Tiendas Pinco", fue descontinuada y las tiendas en operación pasaron a formar parte de la ya existente cadena Tiendas Montana; todo ello con el objeto de optimizar los recursos destinados a la publicidad y mercadeo de dichas tiendas, así como fortalecer el modelo original de franquicias.

Sissons Paints, nuestra filial en Trinidad y Tobago y Grenada continuó su estrategia de fortalecimiento y ratificó su presencia en el mercado a través del concepto de tiendas "Colour Shop". La empresa obtuvo la recertificación ISO 9001-2000, en la planta de pinturas y brochas ubicada en Trinidad.

La actividad económica en la Isla de Grenada se ha recuperado notablemente, mientras que las labores de reconstrucción tras el paso del huracán Iván continuaron durante el 2005 hacia una total recuperación; esto aunado a la pronta recuperación de la infraestructura de Sissons Paints Grenada, permitió a la empresa suplir la mayor parte de los recubrimientos utilizados en el proceso de reconstrucción de la isla.

La filial Montana Gráfica, dedicada a la producción de una amplia variedad de empaques flexibles y plegadizos para bienes de consumo masivo e industrial y la prestación de servicios de diseño y pre-prensa para la industria de las artes gráficas, incrementó sus ventas en 16% con respecto al año anterior. En aras de mejorar el servicio de impresión, así como lograr la reducción del desperdicio en planta, la compañía realizó importantes inversiones en equipos periféricos y de control de última generación, los cuales le ha permitido atender mercados altamente exigentes. Se prevé que importantes actualizaciones tecnológicas deberán ser asumidas por esta filial, con el objeto de mantener sus estándares de producción, servicio y rentabilidad.

Grafis, empresa que manufactura, comercializa y distribuye tintas para las artes gráficas a nivel nacional experimentó un crecimiento del 13% en sus ventas. Resulta necesario destacar los exitosos intentos que ha tenido la empresa en atender el mercado de empresas no relacionadas, lo que seguramente redundará en importantes logros con miras al ejercicio económico que finalizará el 30 de noviembre de 2006.

En relación con los Principios de Buen Gobierno Corporativo y acogiendo los criterios adoptados por la Comisión Nacional de Valores, mediante la Resolución No. 19-1-2005, la Junta Directiva de la empresa ha determinado que más de un quinto de los directores que la integran, pueden ser considerados independientes. Asimismo, la Junta Directiva ha designado un Comité de Auditoria, conformado por Directores Independientes y cuyas funciones principales son: i) Conocer previamente los estados financieros de la sociedad como condición necesaria para que los mismos sean considerados por la Junta Directiva y posteriormente presentados para su aprobación por la Asamblea de Accionistas; ii) Asistir a la Junta Directiva en cuanto a la implementación de las medidas necesarias para preservar la integridad de la información financiera de la sociedad; iii) Colaborar

con la Junta Directiva en su labor de supervisión de la actividad de la auditoria interna y de los auditores externos; y, iv) Conocer y analizar el contenido de la carta de gerencia con el fin de realizar las recomendaciones que estime necesarias.

Por las consideraciones antes expuestas, con vista del informe de los Comisarios, la Junta Directiva de Corimon, C.A., presenta a la consideración de los señores accionistas los Estados Financieros Consolidados de Corimon, C.A. y compañías filiales, en bolívares constantes para el ejercicio económico finalizado el día 30 de noviembre de 2005.

C.N.V. - FG008

REPUBLICA DE VENEZUELA
COMISION NACIONAL DE VALORES

Nº 0648

No. ______

TIPO DE DIVIDENDO DECRETADO

ORDINARIO ☐

EXTRAORDINARIO ☐

COMISION NACIONAL DE VALORES
2006 MAR -3 PM 2:58
RECIBIDO

DECLARACION SOBRE:
DECRETO Y/O PAGO DE DIVIDENDOS Y REMISION DE INFORMACION PERIODICA U OCASIONAL (EN CUMPLIMIENTO DE LOS ARTICULOS 21 Y 125 DE LA LEY DE MERCADO DE CAPITALES).

1. NOMBRE DE LA EMPRESA: CORIMON C.A

2. CODIGO:

3. NUMERO(S) DE TELEFONO: 0212-4005530

4. DIRECCION: LOS CORTIJOS DE LOURDES, CARACAS

5. PRINCIPAL ACTIVIDAD ECONOMICA: COMPRA Y VENTA DE ACCIONES

6. CAPITAL SOCIAL

SUSCRITO	PAGADO
75.368.355.000	75.368.355.000

7. NUMERO DE ACCIONISTAS: APROXIMADAMENTE 5.200

8. DIVIDENDO DECRETADO POR:
Asamblea Accionistas [X]
Junta Directiva ☐

FUNDAMENTO ESTATUTARIO:

9. FECHAS

DECRETO	REGISTRO	DE PAGOS			
24-02-2006	N/A				

10. PRIMERA VEZ QUE DECLARA SI ☐ NO [X]

11. FORMA DE SOCIEDAD: CIA. ANONIMA [X] SAICA ☐ FONDO MUTUAL ☐ SACA ☐
ADMINISTADORA DE FONDO MUTUAL ☐ OTRA: ______

EN MILLONES DE Bs.

12. DISTRIBUCION DE LA UTILIDAD:

		EJERCICIOS ANTERIOR			EJERCICIOS DECRETADO		
POR EL PERIODO	DESDE	01	12	2003	01	12	2004
	HASTA	30	11	2004	30	11	2005

	ANTERIOR	DECRETADO
I UTILIDAD NETA ANTES DE PARTICIPACION DE LA JUNTA ADMINISTRADORA	22.529	21.210
MENOS a) IMPUESTO SOBRE LA RENTA	(6.589)	(2.817)
b) RESERVA(S) LEGAL(ES)		
II UTILIDAD NETA DESPUES DE DEDUCCIONES (a. b.)	15.940	18.393
MENOS: COMPENSACION DEFICIT EJERCICIO(S) ANTERIOR(ES)	(54.664)	
III UTILIDAD NETA TOMADA COMO BASE PARA EL DECRETO	(38.724)	18.393

DIVIDENDOS DECRETADOS Y PAGADOS

	EJERCICIOS ECONOMICOS – INMEDIATO ANTERIOR – TOTAL DECRETADO		TOTAL PAGADO A LA FECHA DE ESTA DECLARACION		DECRETADO (01-12-2004 / 30-11-2005)	
POR EL EJERCICIO DESDE / HASTA						
	MONTO	%	MONTO	%	MONTO	%
IV. EFECTIVO ACCIONES PREFERIDAS						
V. EFECTIVO ACCIONES COMUNES					1.507	33
TOTAL DIVIDENDO EN EFECTIVO					1.507	33
VI. DIVIDENDO EN ACCIONES					3.015	67
VII. OTRO TIPO DE DIVIDENDO					4.522	100
TOTAL DIVIDENDO						

DIVIDENDO EN EFECTIVO	ACUMULADO ANTES DEL EJERCICIO ANTERIOR (A PARTIR DE 1969)	DEL EJERCICIO ANTERIOR	TOTAL ACUMULADO
a) Dividendo Decretado			
b) Dividendo Decretado no Pagado			
PORCENTAJE (a + b)			

EXPLIQUE SI FUERA EL CASO, POR QUE LA EMPRESA NO HA PAGADO TOTAL O PARCIALMENTE LOS DIVIDENDOS

LA BASE DEL CALCULO ES DE Bs. 9.102 MILLONES QUE SON LAS UTILIDADES NO DISTRIBUIDAS DE CORIMON SIN INCLUIR LA PARTICIPACION PATRIMONIAL. VER ACTA DE REUNION No. CNV-OP-12-02

13. SI LA EMPRESA FUE EXIMIDA POR LA COMISION DE VALORES EN ATENCION AL ARTICULO 126 DE LA LEY DE MERCADO DE CAPITALES SEÑALE Nº DE LA RESOLUCION ______ FECHA DE LA RESOLUCION ______

14. ¿DISFRUTA LA COMPAÑIA DE ALGUN INCENTIVO FISCAL? SI ☐ NO ☐ FECHA DE INICIO DEL INCENTIVO ______

INDIQUE EL TIPO Y FUENTE DEL INCENTIVO

RECEIVED
2007 AUG 15 A 10:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

15.	MANIFIESTO DE ENVIO DE INFORMACION PERIODICA U OCASIONAL	SEMESTRAL		ANUAL U OCASIONAL		NO APLICABLE
		SI	NO	SI	NO	
15. 1	BALANCE GENERAL					
15. 2	ESTADO DE GANACIAS Y PERDIDAS					
15. 3	ESTADO DE COSTO DE PRODUCCION					
15. 4	ESTADO DE COSTO DE VENTAS					
15. 5	ESTADO DE MOVIMIENTO DE LAS CUENTAS DE PATRIMONIO					
15. 6	ESTADO DE ORIGEN Y APLICACION DE FONDOS					
15. 7	CAMBIOS EN LOS COMPONENTES DEL CAPITAL DE TRABAJO					
15. 8	DICTAMEN SOBRE LOS ESTADOS FINANCIEROS EMITIDO POR EL CONTADOR PUBLICO EN EJERCICIO INDEPENDIENTE DE LA PROFESION.					
15. 9	INFORME DE LOS COMISARIOS SOBRE LOS ESTADOS FINANCIEROS					
15. 10	REMUNERACIONES JUNTA DIRECTIVA Y PERSONAL EJECUTIVO (MATRIZ Y FILIALES)					
15. 11	COPIA DE LA CONVOCATORIA PARA LA ASAMBLEA DE ACCIONISTAS					
15. 12	COPIA CERTIFICADA DEL ACTA DE ASAMBLEA DE ACCIONISTAS					
15. 13	RESUMEN DE LOS ASPECTOS IMPORTANTES RELACIONADOS CON PLANES, OPERACIONES Y PROYECTOS DE LA SOCIEDAD					
15. 14	MODIFICACIONES AL ACTA CONSTITUTIVA Y/O ESTATUTOS SOCIALES					
15. 15	NOMBRAMIENTO MIEMBROS DE LA JUNTA ADMINISTRADORA Y COMISARIOS					
15. 16	OPERACIONES DE LA SOCIEDAD CON MIEMBROS DE LA JUNTA ADMINISTRADORA Y/O ACCIONISTAS PRINCIPALES Y/O SOCIEDADES EN QUE AQUELLOS O ESTOS TUVIERAN INTERESES DETERMINANTES.					
15. 17	ACTOS O HECHOS TRASCENDENTES RELACIONADOS CON EL PRECIO DE LOS TITULOS VALORES EMITIDOS POR LA SOCIEDAD.					
15. 18	VARIACIONES DE LOS PRECIOS DE VENTA DE LAS PRINCIPALES LINEAS DE PRODUCCION Y/O SERVICIOS.					
15. 19	VARIACIONES DE LOS PRECIOS DE LAS PRINCIPALES MATERIAS Y/O SALARIOS					
15. 20	ESTADO DE ATRASO					
15. 21	DECLARACION DE QUIEBRA					
15. 22	VARIACIONES DEL CAPITAL SOCIAL					
15. 23	CAMBIO DE OBJETO SOCIAL					
15. 24	TRANSFORMACION O FUSION					
15. 25	DISOLUCION ANTICIPADA					

16. JURO QUE SON VERDADEROS LOS DATOS CONTENIDOS EN ESTE FORMULARIO, LOS CUALES HAN SIDO ELABORADOS (O EXAMINADOS) POR MI.

NOMBRES Y APELLIDOS DEL REPRESENTANTE LEGAL	CEDULA DE IDENTIDAD	V	X	FIRMA DEL REPRESENTANTE
Angel Rodriguez Castro	1131595	E		[signature]

17. OBSERVACIONES

CNV-FG-009

CORIMON, C.A.
REMUNERACION A DIRECTORES EJECUTIVOS
CORRESPONDIENTES AL EJERCICIO 01 DE DICIEMBRE DE 2004 AL 30 DE NOVIEMBRE DE 2005
EN BOLIVARES

DIRECTORES Y EJECUTIVOS NOMBRE	SUELDO ANUAL	UTILIDADES LEGALES	UTILIDADES ESTATUTARIAS	DIETAS	OTRAS REMUNERACIONES VACACIONES	TOTAL
Angel Eduardo Gómez Sigala	78.303.958,00	37.649.649,10		48.930.000,00	106.554.111,81	271.437.718,91
Carlos Gill	84.500.676,00	33.800.221,95		38.580.000,00	92.164.091,81	249.044.989,76
Werner Braschi				18.000.000,00		18.000.000,00
Alejandro Larrain				35.640.000,00		35.640.000,00
Manuel Sucre				18.000.000,00		18.000.000,00
Nelson Ortiz				15.000.000,00		15.000.000,00
Andrés Lapadula				18.000.000,00		18.000.000,00
Omar Pernía				38.640.000,00		38.640.000,00
Fernando Volante				32.760.000,00		32.760.000,00
Alberto Sosa	74.100.988,00	24.700.326,85		42.990.000,00	47.318.632,08	189.109.946,93
Pedro Mezquita				21.000.000,00		21.000.000,00
Neil Malloy				18.000.000,00		18.000.000,00
Guillermo Hernández				9.000.000,00		9.000.000,00
Octavio Lara				15.000.000,00		15.000.000,00
José Rafael Velásquez				21.000.000,00		21.000.000,00
Celestino Diaz				26.520.000,00		26.520.000,00
David Tomasello				20.640.000,00		20.640.000,00
Oswaldo Cisneros Fajardo				19.905.000,00		19.905.000,00
Rafael Fonseca				5.880.000,00		5.880.000,00
Rainer Viete				5.940.000,00		5.940.000,00
Ricardo Mata				3.000.000,00		3.000.000,00
Ricardo Paris				5.880.000,00		5.880.000,00
TOTAL	236.905.622,00	96.150.197,90	0,00	478.305.000,00	246.036.835,70	1.057.397.655,60

Angel Rodriguez
Consultor Jurídico

RECEIVED

CNV-FG-010

CORIMON, C.A.
RESUMEN DE REMUNERACION A DIRECTORES Y EJECUTIVOS
CORRESPONDIENTES AL EJERCICIO 01 DE DICIEMBRE DE 2004 AL 30 DE NOVIEMBRE DE 2005
EN BOLIVARES

EMPRESAS	SUELDO ANUAL	UTILIDADES LEGALES	UTILIDADES ESTATUTARIAS	OTRAS REMUNERACIONES	TOTAL
CORIMON, C.A.	236.905.622,00	96.150.197,90		724.341.835,70	1.057.397.655,60
TOTAL	236.905.622,00	96.150.197,90		724.341.835,70	1.057.397.655,60

Angel Rodriguez
Consultor Jurídico

"CORIMON, C.A."

CAPITAL AUTORIZADO: BS. 97.973.320.000,00
CAPITAL SUSCRITO Y PAGADO: BS. 75.368.355.000,00
CARACAS, VENEZUELA

CONVOCATORIA

Se convoca a los señores accionistas para la Asamblea General de Corimon, C.A., que se celebrará el día veinticuatro (24) de febrero de 2006, a las 9:00 a.m., en el Pent- House del edificio Corimon, ubicado en la calle Hans Neumann de Los Cortijos de Lourdes, en la ciudad de Caracas, Venezuela, a fin de tratar la siguiente agenda:

1. Considerar y resolver acerca de los estados financieros correspondientes al ejercicio económico terminado el 30 de noviembre de 2005, con vista del informe de los Comisarios, así como considerar y resolver acerca del informe de la Junta Directiva.

2. Considerar y resolver acerca del nombramiento de los Comisarios y sus suplentes, así como fijarles su remuneración; designar una firma independiente de contadores públicos para que emita su dictamen sobre los estados financieros anuales de la compañía.

3. Considerar y resolver, con vista al proyecto que presentará la Junta Directiva, sobre el decreto de un dividendo con cargo a la cuenta de Utilidades Retenidas.

Caracas, nueve (9) de febrero de 2006

La Junta Directiva

Nota: Se participa a los señores accionistas que la memoria y cuenta presentada por la Junta Directiva, los estados financieros auditados por contadores públicos, correspondientes al ejercicio económico finalizado el día 30 de noviembre de 2005, el informe de los Comisarios y demás documentación relacionada con esta convocatoria, se encuentran a su disposición en las oficinas de la compañía ubicadas en la calle Hans Neumann, edificio Corimon, Pent-House, Los Cortijos de Lourdes, Caracas, Venezuela y en el Venezolano de Crédito, Banco Universal, Departamento de Valores, en la Avenida Alameda, Piso 8, San Bernardino, Caracas, Venezuela.

"CORIMON, C.A."

CAPITAL AUTORIZADO: BS. 97.973.320.003,00
CAPITAL SUSCRITO Y PAGADO: BS. 75.368.355.000,00
CARACAS, VENEZUELA

CONVOCATORIA

Se convoca a los señores accionistas para la Asamblea General de Corimon, C.A., que se celebrará el día veinticuatro (24) de febrero de 2006, a las 9:00 a.m., en el Pent- House del edificio Corimon, ubicado en la calle Hans Neumann de Los Cortijos de Lourdes, en la ciudad de Caracas. Venezuela, a fin de tratar la siguiente agenda:

1. Considerar y resolver acerca de los estados financieros correspondientes al ejercicio económico terminado el 30 de noviembre de 2005, con vista del informe de los Comisarios, así como considerar y resolver acerca del informe de la Junta Directiva.

2. Considerar y resolver acerca del nombramiento de los Comisarios y sus suplentes, así como fijarles su remuneración; designar una firma independiente de contadores públicos para que emita su dictamen sobre los estados financieros anuales de la compañía.

3. Considerar y resolver, con vista al proyecto que presentará la Junta Directiva, sobre el decreto de un dividendo con cargo a la cuenta de Utilidades Retenidas.

Caracas, nueve (9) de febrero de 2006

La Junta Directiva

Nota: Se participa a los señores accionistas que la memoria y cuenta presentada por la Junta Directiva, los estados financieros auditados por contadores públicos, correspondientes al ejercicio económico finalizado el día 30 de noviembre de 2005, el informe de los Comisarios y demás documentación relacionada con esta convocatoria, se encuentran a su disposición en las oficinas de la compañía ubicadas en la calle Hans Neumann, edificio Corimon, Pent-House, Los Cortijos de Lourdes, Caracas, Venezuela y en el Venezolano de Crédito, Banco Universal, Departamento de Valores, en la Avenida Alameda, Piso 8, San Bernardino, Caracas, Venezuela.

FORMA SIR RIF 07

REPUBLICA BOLIVARIANA DE VENEZUELA

SENIAT

REGISTRO DE INFORMACION FISCAL (RIF)

EXPEDICION GRATUITA

CERTIFICADO DE INSCRIPCION (NUMERO DE RIF): J-00025[illegible] 1

FECHA DE INSCRIPCION: 23 03 19[illegible]

APELLIDOS Y NOMBRES - NOMBRE O RAZON SOCIAL: CORIMON C.A.

DIRECCION: CALLE HANS NEUMANN URB LOS CORTIJOS DE LOURDES EDF CORIMON CARACAS

ZONA POSTAL 107[illegible]

DE CONFORMIDAD CON LO PREVISTO EN EL ARTICULO 99 DE LA LEY DE IMPUESTO SOBRE LA RENTA Y SUS DISPOSICIONES REGLAMENTARIAS, SE EXPIDE EL PRESENTE CERTIFICADO.

CIUDAD: CARACAS

FECHA DE EXPEDICION: [illegible] 03 2006

GERENCIA REGIONAL: NORMATIVO

DOBLE AQUI

SENIAT

Nº 0870070

300025[illegible]411-HUO

FIRMA AUTORIZADA

Item #19

Caracas, March 21, 2006

To the National Securities Commission
Fax: 762-9975

To the attention of: Fernando De Candia Ochoa
President

Dear Sirs,

The undersigned, Angel Rodriguez Castro, Venezuelan, of legal age, domiciled in Caracas and bearer of the identity card No. 11.311.095, acting as Secretary of Corimon, C.A., company domiciled in Caracas and registered at the Second Mercantile Registry Office of the Judicial Circuit of the Federal District and the Miranda State on June fourteen (14), 1949, under No. 644, Volume 3-D, hereby respectfully appear before you, for purposes of complying with the legislation on Capital Markets, to declare that: As already informed to you, on February 24, 2006 was held a Regular General Shareholders' Meeting of Corimon, C.A., which, based on the project submitted by the board of directors of the company, declared a dividend for the total amount of Four Thousand Five Hundred Twenty-two Million One Hundred Two Thousand One Hundred bolivares (Bs. 4,522,102,100.00), from which the amount of One Thousand Five Hundred Seven Million Three Hundred Sixty-seven Thousand One Hundred bolivares (Bs. 1,507,367,100.00) will be paid in cash on the basis of One Hundred bolivares (Bs. 100) per each one of the outstanding shares of the company as of this date, and the amount of Three Thousand Fourteen Million Seven Hundred Thirty-five Thousand bolivares (Bs. 3,014,735,000.00) will be paid in shares on the basis of one share per each twenty-five (25) shares held, all charged to the account of Non-distributed Earnings.

Likewise, the Shareholders' Meeting granted the board of directors the power to set the method and date of payments for the cash portion over the dividends declared herein.

As a result of the payment of the dividend in shares, the company will issue six hundred two thousand nine hundred forty-seven (602,947) new shares having a par value of five thousand bolivares (Bs. 5,000.00) each, which payment will be charged, such as approved, to the account of Non-distributed Earnings.

Such Shareholders' Meeting was notified to the Second Mercantile Registry Office of the Judicial Circuit of the Capital District and the Miranda State on March thirteen (13), 2006, filed filed under No. 52, Volume 40-A-Sgdo., and being therefore legally issued such 602,947 new shares pursuant to the resolution of such Meeting of Shareholders. Attached herein you will find, identified as "A", a copy of such notification to the Mercantile Registry Office.

Nevertheless, for purposes of distributing the dividend in shares according to the resolution of the Shareholders' Meeting held on February twenty-four (24), 2005, I respectfully request you the registration of the six hundred two thousand nine hundred forty-seven (602,947) new shares issued by Corimon, C.A. at the National Securities Registration.

Regarding the fractional shares resulting from the distribution of the dividend in shares, shareholders of the company may negotiate them among themselves within a period of ten (10) business days following to the date of publication, in two (2) newspapers of nationwide distribution, of a notice informing those interested parties about the resolution of the Meeting regarding the declaration of the dividend in shares. Such notice will be published once the new shares are registered at the National Securities Registration (*Registro Nacional de Valores*) carried by the National Securities Commission (*Comisión Nacional de Valores*). Upon the expiration of the abovementioned period of ten (10) days, the fractional shares resulting from

the distribution of the dividend in shares which have not been negotiated among shareholders shall be acquired by Inversiones Coremple, C.A., shareholder of Corimon C.A., and paid at the value of issue, all pursuant to the resolution of the Shareholders' Meeting of February twenty-four (24), 2006.

Being there no further matters to discuss, please receive our best regards.

Sincerely,

Angel Rodríguez Castro
Secretary
Corimon, C.A.

File No. 2804

To the Second Mercantile Registrar of the Judicial Circuit of the Federal District and the Miranda State:

The undersigned, Angel Rodriguez Castro, lawyer, Venezuelan, of legal age, domiciled in Caracas, bearer of the identity card No. 11.311.095 and registered at the Venezuelan Social Security Institute for Lawyers (*Inpreabogado*) under No. 70.480, acting as Secretary of Corimon, C.A., company of this same domicile and registered at this Registry Office in June fourteen (14), 1949, under No. 644, Volume 3-D, duly authorized to act herein, respectfully appear before you to notify you about the Regular General Shareholders' Meeting of my client held on Friday, February twenty-four (24), 2006 and which resolved upon as follows:

1) Through the total votes of the shares present or represented at the Meeting, taking into consideration the report from the Statutory Auditors and the Board of Directors, were approved the Financial Statements submitted to the consideration of the Meeting, as well as the corresponding report and management of the Board of Directors.

2) Based on the existing candidates and pursuant to the proceeding set forth by the legislation on capital markets, the Meeting appointed Henry Peñaloza, bearer of the identity card No. 7.955.377, C.P.A. No. 20.339, and Jorge Gómez, bearer of the identity card No. 5.407.975, C.P.A. No. 10.951, as Main Statutory Auditors, as well as their respective alternates, Fernando Bravo, bearer of the identity card No. 8.721.037, C.P.A. No. 49.697, and William Granier, bearer of the identity card No. 5.170.010, C.P.A. 5.722. The Meeting approved the remuneration, in bolivares, equal to one hundred twenty (120) tax units per year for the acting Statutory Auditors.
Likewise, the Meeting appointed firm Alcaraz, Cabrera, Vázquez, member of KPMG, to act as Independent Certified Public Accountants for the company's next fiscal year.

3) Upon considering the project submitted by the board of directors, the Shareholders' Meeting declared a dividend for the total amount of Four Thousand Five Hundred Twenty-two Million One Hundred Two Thousand One Hundred bolivares (Bs. 4,522,102,100.00), from which the amount of One Thousand Five Hundred Seven Million Three Hundred Sixty-seven Thousand One Hundred bolivares (Bs. 1,507,367,100.00) will be paid in cash on the basis of One Hundred bolivares (Bs. 100) per each one of the outstanding shares of the company as of this date, and the amount of Three Thousand Fourteen Million Seven Hundred Thirty-five Thousand bolivares (Bs. 3,014,735,000.00) will be paid in shares on the basis of one share per each twenty-five (25) shares held, all charged to the account of Non-distributed Earnings.
Likewise, the Shareholders' Meeting granted the board of directors the power to set the method and date of payment for the cash portion over the dividends declared herein.
As a result of the payment of the dividend in shares, the company will issue six hundred two thousand nine hundred forty-seven (602,947) new shares having a par value of five thousand bolivares (Bs. 5,000.00) each, which payment will be charged, such as approved, to the account of Non-distributed Earnings.

Regarding the fractional shares resulting from the distribution of the dividend in shares, shareholders of the company may negotiate them among themselves within a period of ten (10) business days following to the date of publication, in two (2) newspapers of nationwide distribution, of a notice informing those interested parties about the resolution of the Meeting regarding the declaration of the dividend in shares. Such notice will be published once the new shares are registered at the National Securities Registration (*Registro Nacional de Valores*) carried by the National Securities Commission (*Comisión Nacional de Valores*). Upon the expiration of the abovementioned period of ten (10) days, the fractional shares resulting from the distribution of the dividend in shares which have not been negotiated among shareholders shall be acquired by Inversiones Coremple, C.A., shareholder of Corimon C.A., and paid at the value of issue.

In virtue of the declaration of a dividend in shares, Article Five of the company's bylaws will be drafted as follows:

Article 5 – The authorized capital of the company is Ninety-seven Thousand Nine Hundred Seventy-three Million Three Hundred Twenty Thousand Bolivares (Bs. 97,973,320,000.00). The capital subscribed and paid-in of the company is Seventy-eight Thousand Three Hundred Eighty-three Thousand Ninety Thousand Bolivares (Bs. 78,383,090,000.00), represented in Fifteen Million Six Hundred Seventy-six Thousand Six Hundred Eighteen (15,676,618) common nominative shares non transferable to the bearer, having a par value of Five Thousand Bolivares (Bs. 5,000.00) each.

Finally, the Shareholders' Meeting appointed, as Secretary of the company, Angel Rodrgiuez Castro, lawyer, Venezuelan, of legal age, domiciled in Caracas, bearer of the identity card No. 11.311.095 and registered at the Venezuelan Social Security Institute for Lawyers (*Inpreabogado*) under No. 70.480, in order that he carries out all the proceedings necessary for notifying the resolutions of this Meeting to the corresponding authorities, as well as those required for the payment of the dividend declared therein.

Attached herein you will find the certified Minutes of the Regular General Shareholders' Meeting of Corimon, C.A., held on February twenty-four (24), 2006, as well as a copy of the financial statements approved by the Meeting, in order that these documents be filed in the company record No. 2.804 carried by this Registry Office. I hereby make this notification for purposes of its registration, filing and publication and respectfully request the issue of three (3) certified copies hereof upon its registration. Caracas, at the date of submission hereof.

Angel Rodríguez Castro

CORIMON

RECEIVED

Caracas, 21 de marzo de 2006

Sres.
Comisión Nacional de Valores
Presente.-
Fax: 762-9975

Atn. Doctor Fernando de Candia Ochoa
Presidente

Estimados señores:

Quien suscribe, Angel Rodríguez Castro, venezolano, mayor de edad, domiciliado en Caracas y titular de la cédula de identidad número 11.311.095, actuando en mi carácter de Secretario de la empresa Corimon, C.A., sociedad mercantil domiciliada en Caracas e inscrita en el Registro Mercantil Segundo de la Circunscripción Judicial del Distrito Federal y Estado Miranda, en fecha catorce (14) de junio de 1.949, bajo el número 644, Tomo 3-D, por medio de la presente y a los fines de dar cumplimiento a la legislación sobre Mercado de Capitales, ante usted respetuosamente ocurro para exponer: Como es de su conocimiento el día 24 de de febrero de 2006, se celebró la Asamblea General Ordinaria de Accionistas de Corimon, C.A., la cual, con vista del proyecto presentado por la Junta Directiva de la empresa, decretó un dividendo por un monto total de cuatro mil quinientos veintidós millones ciento dos mil cien bolívares (Bs. 4.522.102.100,00), de los cuales la cantidad de un mil quinientos siete millones trescientos sesenta y siete mil cien bolívares (Bs. 1.507.367.100,00) será pagada en efectivo, a razón de cien bolívares (Bs. 100) por cada una de las acciones en circulación de la compañía a esta fecha y la cantidad de tres mil catorce millones setecientos treinta y cinco mil bolívares (Bs. 3.014.735.000,00) que será pagada en acciones, a razón de una acción por cada veinticinco (25) acciones en tenencia, todo ello con cargo a la cuenta Utilidades No Distribuidas.

Asimismo, la Asamblea de Accionistas delegó en la Junta Directiva, la facultad de fijar la forma y la fecha de pago de la porción en efectivo de los dividendos decretados.

Como consecuencia del decreto del dividendo en acciones, la empresa emitió seiscientas dos mil novecientas cuarenta y siete (602.947) nuevas acciones, con un valor nominal de cinco mil bolívares (Bs. 5.000,00) cada una de ellas, cuyo pago ha sido cargado, como fue aprobado, a la cuenta de Utilidades No Distribuidas.

La realización de la mencionada Asamblea de Accionistas fue participada al Registro Mercantil Segundo de la Circunscripción Judicial del Distrito Capital y Estado Miranda el día trece (13) de marzo de 2006, quedando anotada bajo el número 52, Tomo 40-A-Sgdo. , con lo cual quedaron legalmente emitidas las 602.947 nuevas acciones, según lo acordado por dicha Asamblea de Accionistas. Se acompaña a la presente marcada "A" copia de la participación al Registro Mercantil.

Ahora bien, a los efectos de realizar la repartición del dividendo en acciones, según lo acordado por la Asamblea de Accionistas del veinticuatro (24) de febrero de 2005, respetuosamente solicito a usted, que sean inscritas en el Registro Nacional de Valores las seiscientas dos mil novecientas cuarenta y siete (602.947) nuevas acciones emitidas por Corimon, C.A.

En cuanto a las fracciones de acciones resultantes de la repartición del dividendo en acciones, los accionistas de la compañía podrán negociarlas entre sí, dentro de un plazo de diez (10) días hábiles contados a partir de la fecha de publicación, en dos (2) diarios de circulación nacional, de un aviso donde se notifique a los interesados la decisión de la Asamblea sobre el decreto del dividendo en acciones. Este aviso será publicado una vez sean inscritas las nuevas acciones por ante el Registro Nacional de Valores que lleva la Comisión Nacional de Valores. Vencido el mencionado lapso de diez (10) días, las fracciones resultantes del reparto del dividendo en acciones no negociadas por los accionistas, serán adquiridas por la sociedad mercantil Inversiones Coremple, C.A, accionista de Corimon, C.A. y pagadas al valor de emisión, todo ello de acuerdo a la aprobado en la Asamblea de Accionistas del veinticuatro (24) de febrero de 2006.

Sin más a que hacer referencia, aprovecho la oportunidad de enviarle un cordial saludo.

Atentamente,

Angel Rodríguez Castro
Secretario
Corimon, C.A.

MINISTERIO DEL INTERIOR Y JUSTICIA
REGISTRO MERCANTIL SEGUNDO

DE LA CIRCUNSCRIPCION JUDICIAL DEL DTTO. CAPITAL Y EDO. MIRANDA

Dra. Carmen Aurora Marcano Marín, REGISTRADORA MERCANTIL SEGUNDA DE LA CIRCUNSCRIPCION JUDICIAL DEL DISTRITO CAPITAL Y ESTADO MIRANDA.

C E R T I F I C A

Que el asiento de Registro de Comercio transcrito a continuación, cuyo original está inscrito en el Tomo: 40-A Sdo... Número: 52 del año 2006 así como La Participación Y Nota que se copian de seguida son traslado fiel de sus originales, los cuales son del tenor siguiente

ESTE FOLIO PERTENECE A:
CORIMON C.A.
0/AR

REGISTRO MERCANTIL II DE LA CIRCUNSCRIPCION JUDICIAL DEL DISTRITO CAPITAL Y ESTADO MIRANDA
Recibido el: 10 MAR 2006
Planilla Nº: 101322
Fijado para el día: 15 MAR. 2006
Recibido por:
Teléfono: 4005553

Caras 4
Anexos 47
Monto Reg. 305/60
Fisco Nac. 30.261.340
Timbres F. 20/60

Angel Rodríguez Castro
INPREABOGADO Nº 70.480

Expediente Nro. 2804

Ciudadano

Registrador Mercantil Segundo

de la Circunscripción Judicial del Distrito Federal y Estado Miranda

Su Despacho.-

Angel Rodríguez Castro, abogado, venezolano, mayor de edad, domiciliado en Caracas, titular de la cédula de identidad número 11.311.095 e inscrito en Inpreabogado bajo el Nº 70.480, actuando en mi carácter de Secretario de Corimon C.A., sociedad mercantil de mi mismo domicilio e inscrita en esa oficina de registro en fecha catorce (14) de junio de 1949, bajo el Nro. 644, Tomo 3-D, suficientemente autorizado para este acto, respetuosamente acudo ante usted para participarle la realización de la Asamblea General Ordinaria de Accionistas de mi representada, celebrada el día viernes, veinticuatro (24) de febrero de 2006, en la cual se acordó lo siguiente: 1) Con la totalidad de los votos de las acciones presentes o representadas en la Asamblea, con vista del informe de los Comisarios y de la Junta Directiva, se aprobaron los Estados Financieros presentados a su consideración, así como el correspondiente informe y gestión de la Junta Directiva.

2) De las ternas presentadas y conforme al procedimiento que dispone la legislación sobre mercado de capitales, la Asamblea eligió a los señores Henry Peñaloza, titular de la cédula de identidad número 7.955.377, C.P.C. No. 20.339 y Jorge Gómez, titular de la cédula de identidad número 5.407.975, C.P.C. 10.951, como Comisarios Principales y como sus respectivos suplentes a los señores Fernando Bravo, titular de la cédula de identidad número 8.721.037, C.P.C. 49.697 y William Granier, titular de la cédula de identidad número 5.170.010, C.P.C. 5.722. La Asamblea aprobó una remuneración, en bolívares, equivalente a ciento veinte (120) unidades tributarias anuales para los Comisarios que actúen.

Asimismo, la Asamblea designó a la firma Alcaraz, Cabrera, Vázquez, miembros de la firma KPMG, para el cargo de Contadores Públicos Independientes, para el próximo ejercicio económico de la sociedad.

3) Con vista del proyecto presentado por la Junta Directiva, la Asamblea de Accionistas decretó un dividendo por un monto total de cuatro mil quinientos veintidós millones ciento dos mil cien bolívares (Bs. 4.522.102.100,00), de los cuales la cantidad de un mil quinientos siete millones trescientos sesenta y siete mil cien bolívares (Bs. 1.507.367.100,00) será pagada en efectivo, a

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☐ C. B.
☐ CARTA
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REGISTRO MERCANTIL II CANCELADO

REGISTRO MERCANTIL II Nº 6

razón de cien bolívares (Bs. 100) por cada una de las acciones en circulación de la compañía a esta fecha y la cantidad de tres mil catorce millones setecientos treinta y cinco mil bolívares (Bs. 3.014.735.000,00) que será pagada en acciones, a razón de una acción por cada veinticinco (25) acciones en tenencia, todo ello con cargo a la cuenta Utilidades No Distribuidas.

De igual manera, la Asamblea de Accionistas delegó en la Junta Directiva, la facultad de fijar la forma y la fecha de pago de la porción en efectivo de los dividendos aquí decretados.

Como consecuencia del pago del dividendo en acciones, la empresa emitirá seiscientas dos mil novecientas cuarenta y siete (602.947) nuevas acciones, con un valor nominal de cinco mil bolívares (Bs. 5.000,00) cada una de ellas, cuyo pago será cargado, como quedó aprobado, a la cuenta de Utilidades No Distribuidas.

En cuanto a las fracciones de acciones que resultaren del decreto del dividendo en acciones, los accionistas de la compañía podrán negociarlas entre sí, dentro de un plazo de diez (10) días hábiles contados a partir de la fecha de publicación, en dos (2) diarios de circulación nacional, de un aviso donde se notifique a los interesados la decisión de la Asamblea sobre el decreto del dividendo en acciones. Este aviso será publicado una vez sean inscritas las nuevas acciones por ante el Registro Nacional de Valores que lleva la Comisión Nacional de Valores. Vencido el mencionado lapso de diez (10) días, las fracciones resultantes del reparto del dividendo en acciones no negociadas por los accionistas, serán adquiridas por la sociedad mercantil Inversiones Coremple, C.A, accionista de Corimon, C.A. y pagadas al valor de emisión.

En vista del decreto del dividendo en acciones, queda modificado el artículo quinto de los estatutos sociales de la compañía, el cual quedará redactado de la siguiente manera:

Artículo 5.- El capital autorizado de la compañía es de noventa y siete mil novecientos setenta y tres millones trescientos veinte mil bolívares (Bs. 97.973.320.000,00). El capital suscrito y pagado de la compañía es de setenta y ocho mil trescientos ochenta y tres millones noventa mil bolívares (Bs. 78.383.090.000,00), representado en quince millones seiscientas setenta y seis mil seiscientas dieciocho (15.676.618) acciones, comunes nominativas no trasferibles al portador, con un valor de cinco mil bolívares (Bs. 5.000,00) cada una de ellas.

Por último, la Asamblea de Accionistas designó al Secretario de la sociedad, Angel Rodriguez Castro, abogado, venezolano, mayor de edad, domiciliado en Caracas y titular de la cédula de identidad número 11.311.095 e inscrito en el Inpreabogado bajo el No. 70.480, para que realice

todas las actuaciones que sean necesarias a los efectos de participar las decisiones de esta Asamblea ante los entes respectivos, así como aquellas tendientes a la realización del pago del dividendo en ella decretado.

Acompaño a esta participación el Acta certificada de la Asamblea General Ordinaria de Accionistas de Corimon, C.A., celebrada el día veinticuatro (24) de febrero 2006, así como un ejemplar de los estados financieros aprobados por la Asamblea, para ser agregados al expediente de la empresa Nro. 2.804, que se lleva en esa oficina de Registro. Hago esta participación a los fines de su registro, fijación y publicación y pido me sean expedidas tres (3) copias certificadas de ella, una vez inscrita. Caracas, a la fecha de su presentación.

Angel Rodríguez Castro

REGISTRO MERCANTIL SEGUNDO
Los Timbres Fiscales por el monto de Bs. 20.160 Han sido cancelados e inutilizados en el original del Documento gravado, artículo 35 de la Ley de Timbre Fiscal

MINISTERIO DEL INTERIOR Y JUSTICIA
REGISTRO MERCANTIL SEGUNDO
DE LA CIRCUNSCRIPCION JUDICIAL DEL DTTO. CAPITAL Y EDO. MIRANDA

Caracas, Trece (13) de Marzo del Año dos mil seis (2.006) (195 y 147). Por presentada la anterior participación por su FIRMANTE , para su inscripción en el Registro Mercantil, fijación y publicación. Hágase de conformidad y agreguese original al expediente de la Compañia junto con los recaudos acompañados. Expídase la copia de publicación. El anterior documento redactado por Dr. ANGEL RODRIGUEZ CASTRO, se inscribe en el Registro de Comercio bajo el N.:-52- TOMO -40-A- SDO.. Derechos pagados Bs.305160.00 Según Planilla RM N°137112, Banco N°FM02107322 Por Bs.:30261840.00. La identificación se efectuó así: ANGEL RODRIGUEZ CASTRO, C.I: V-11.311.095.

La inserción y otorgamiento fueron anticipados por urgencia justificada conforme al Artículo No. 31 de la Ley de Arancel Judicial.

La Registradora Mercantil que suscribe, hace constar que para este acto se trasladó y se constituyó el Registro en la siguiente direccion: AV Hans Neuman Edf Corimon P.H. Los Cortijos de Lourdes para ello autorizó al ciudadano (a) Filadelfio Rojas con C.I.N°. 1845483

La Registradora Mercantil Segunda
Fdo. Dra. Carmen Aurora Marcano Marín

ESTA PAGINA PERTENECE A:
CORIMON C.A.
MOD/ 0/AR

CARACAS, Trece (13) de Marzo

DEL AÑO DOS MIL SEIS (FDOS.) ANGEL RODRIGUEZ CASTRO, Dra. Carmen Aurora Marcano Marín SE EXPIDE LA PRESENTE COPIA CERTIFICADA DE PUBLICACION SEGUN PLANILLA N°· 137112

0/AR

Dra. Carmen Aurora Marcano Marín

REGISTRADORA MERCANTIL SEGUNDA

REPUBLICA BOLIVARIANA DE VENEZUELA REGISTRO MERCANTIL SEGUNDO

Item #20

CORIMON, C.A. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
February 28th, 2006 and 2005

(Millions of constant bolivars
as of February 28th, 2006)

	2006	2005
Assets		
Current Assets		
Cash and deposits	6,240	7,106
Time deposits	1,823	3,080
Notes and accounts receivable	65,873	48,470
Inventories	50,737	48,752
Deposits in guarantee	5,149	5,176
Prepaid expenses	1,682	1,427
Total currents assets	131,504	114,011
Fixed assets	148,184	177,094
Long-term account receivables	10,006	13,144
Deferred charges and other assets	10,964	9,733
Goodwill	119	1,658
	300,777	315,640
Liabilities and Shareholdres' Equity		
Current liabilities		
Short-term loans and debt	20,559	16,574
Notes and account payable	32,738	32,143
Accrued wages and salaries	2,539	3,301
Interest and other accruals	20,506	21,037
Declared dividends	4,552	-
Total current liabilities	80,894	73,055
Long-term loans and debt	4,115	9,629
Accrual for employees termination benefits, net of advances	5,675	5,911
Other liabilities and accruals	1,021	1,365
Preferred dividends	-	3,107
Total liabilities	91,705	93,067
Minority interests	4,357	5,342
Shareholders' equity	204,715	217,230
	300,777	315,639

CORIMON, C.A. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
Three-month period ended february 28th, 2006 and 2005

(Millions of constant bolivars as of february 28th, 2006)	2006	2005
Net sales	50,180	50,940
Cost of sales	39,631	38,833
Gross Income	10,549	12,107
Selling expenses	7,228	6,599
Administrative and general expenses	4,817	5,649
Operating loss en operaciones	(1,496)	(141)
Full financing expense		
Interest expense, net	(982)	(1,509)
Gain from net monetary position	214	560
	(768)	(949)
Other income, net	1,155	80
Loss before the following items	(1,109)	(1,010)
Minority interests	186	223
Taxes	(702)	(848)
Net loss	(1,625)	(1,635)

Corimon, C.A. and its subsidiaries
Consolidated Statment of Cash Flows
Three-month period ended february 28th, 2006 and 2005

(Millions of constant bolivars as of
february 28th, 2006)

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	(1,625)	(1,635)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities -		
Depreciation and amortization	3,678	4,073
Provisions for doubtful accounts and inventory obsolescence	(1,482)	307
Gain from net monetary position, exchange gains and losses	(801)	2,783
Accrual for employee termination benefits, net of advances and payments	252	261
Minority interests	(92)	(210)
Translation adjustment	(101)	(521)
	1,454	6,693
Net change in operating assets and liabilities -		
Notes and accounts receivable	20,263	21,571
Inventories	5,342	2,179
Time deposits	353	(1,410)
Prepaid expenses	126	160
Notes and accounts payable	(19,603)	(15,959)
Accrued wages and salaries, interest and other	(2,235)	(6,980)
Declared dividends	4,552	-
	8,798	(439)
Net cash provided by (used in) operating activities	8,627	4,619
CASH FLOWS FROM INVESTING ACTIVITIES		
Fixed assets	(376)	(661)
Net change in investments, receivables and other	4,344	(1)
Net cash provided by (used in) investing activities	3,968	(662)
CASH FLOWS FROM FINANCING ACTIVITIES		
Debt issuance	3,405	1,619
Debt payment	(18,841)	(10,154)
Net cash provided by (used in) financing activities	(15,436)	(8,535)
CASH AND CASH EQUIVALENTS		
Net increase (decrease)	(2,841)	(4,578)
At the beginning of the year	9,081	11,684
At the end of the year	6,240	7,106

Corimon, C.A. and its subsidiaries
Consolidated Statment of Shareholders' Equity
Three-month period ended february 28th, 2006

(Millions of constant bolivars as of february 28th, 2006)	Capital stock Nominal	Capital stock Inflation Adjustment	Treasury stock	Restated share premium	Premium on book value over the cost of subsidiaries' shares	Cumulative translation adjustment	Reuslt from holding nonmonetary assets (RETANM)	Legal Reserve	Déficit	Total
Balances as of november 30th, 2005	75,368	51,016	(115)	1,642	16,876	10,532	(1,123)	38,253	18,615	211,064
Dividends									(4,552)	(4,552)
Net Income									(1,625)	(1,625)
Translation adjustment						(101)				(101)
Result from holding nonmonetary assets							(71)			(71)
Balances as of february 28th, 2006	75,368	51,016	(115)	1,642	16,876	10,431	(1,194)	38,253	12,438	204,715

CORIMON, C.A. Y SUS FILIALES
BALANCE GENERAL CONSOLIDADO
28 de febrero de 2006 y 2005

(Millones de bolívares constantes
al 28 de febrero de 2006)

	2006	2005
Activo		
Activo circulante:		
Efectivo y colocaciones	6.240	7.106
Depósito a plazo fijo	1.823	3.080
Efectos y cuentas por cobrar, neto	65.873	48.470
Inventarios, neto	50.737	48.752
Depósitos en garantía	5.149	5.176
Gastos pagados por anticipado	1.682	1.427
Total activo circulante	131.504	114.011
Propiedades, plantas y equipos, neto	148.184	177.094
Cuentas por cobrar a largo plazo	10.006	13.144
Cargos diferidos y otros activos	10.964	9.733
Plusvalía	119	1.658
	300.777	315.640
Pasivo y patrimonio		
Pasivo circulante:		
Préstamos y obligaciones financieras a corto plazo	20.559	16.574
Efectos y cuentas por pagar	32.738	32.143
Acumulaciones para el personal	2.539	3.301
Intereses y otras acumulaciones	20.506	21.037
Dividendos decretados	4.552	-
Total pasivo circulante	80.894	73.055
Préstamos y obligaciones financieras a largo plazo	4.115	9.629
Acumulación para indemnizaciones laborales, neta de anticipos	5.675	5.911
Otros pasivos y acumulaciones	1.021	1.365
Dividendos preferidos	-	3.107
Total pasivo	91.705	93.067
Intereses minoritarios	4.357	5.342
Patrimonio	204.715	217.230
	300.777	315.639

CORIMON, C.A. Y SUS FILIALES
ESTADO CONSOLIDADO DE RESULTADOS
Tres meses finalizados el 28 de febrero de 2006 y 2005

(En millones de bolívares constantes
28 de febrero de 2006)

	2006	2005
Ventas netas	50.180	50.940
Costo de ventas	39.631	38.833
Utilidad bruta	10.549	12.107
Gastos de ventas	7.228	6.599
Gastos de administración y generales	4.817	5.649
Pérdida en operaciones	(1.496)	(141)
Costo integral de financiamiento:		
Gastos financieros, neto	(982)	(1.509)
Beneficio por posición monetaria neta	214	560
	(768)	(949)
Otros ingresos (egresos), neto	1.155	80
Pérdida antes de los siguientes renglones	(1.109)	(1.010)
Participación de accionistas minoritarios	186	223
Impuestos	(702)	(848)
Pérdida neta	(1.625)	(1.635)

Corimon, C.A. y sus filiales
Estado Consolidado de Flujos de Efectivo
Tres meses finalizados el 28 de febrero de 2006 y 2005

(En millones de bolívares constantes al
28 de febrero de 2006

	2006	2005
FLUJOS DE EFECTIVO POR ACTIVIDADES OPERACIONALES:		
Utilidad neta	(1.625)	(1.635)
Ajustes para conciliar la pérdida neta con el efectivo neto provisto por (usado en) actividades operacionales -		
Depreciación y amortización	3.678	4.073
Provisiones para cuentas de cobro dudoso y obsolescencia de inventarios	(1.482)	307
Ganancia por posición monetaria neta, fluctuación en cambio	(801)	2.783
Acumulación para indemnizaciones laborales, neto de anticipos y pagos	252	261
Participación de accionistas minoritarios	(92)	(210)
Ajuste por traducción	(101)	(521)
	1.454	6.693
Variación neta en los activos y pasivos operacionales -		
Efectos y cuentas por cobrar	20.263	21.571
Existencias	5.342	2.179
Depósitos a plazo fijo	353	(1.410)
Gastos pagados por anticipado	126	160
Efectos y cuentas por pagar	(19.603)	(15.959)
Acumulaciones para el personal, intereses y otras	(2.235)	(6.980)
Dividendos decretados	4.552	-
	8.798	(439)
Efectivo neto provisto por (usado en) actividades operacionales	8.627	4.619
FLUJOS DE EFECTIVO POR ACTIVIDADES DE INVERSION:		
Activo fijo neto	(376)	(661)
Variación neta en inversiones, cuentas por cobrar y otros	4.344	(1)
Efectivo neto (usado en) provisto por actividades de inversión	3.968	(662)
FLUJOS DE EFECTIVO DE ACTIVIDADES DE FINANCIAMIENTO:		
Nueva deuda	3.405	1.619
Pago de préstamos y obligaciones financiras, neto	(18.841)	(10.154)
Efectivo neto provisto por actividades de financiamiento	(15.436)	(8.535)
EFECTIVO Y SUS EQUIVALENTES		
Aumento (disminución) neto	(2.841)	(4.578)
Al principio del año	9.081	11.684
Al final del año	6.240	7.106

Corimon, C.A. y sus Filiales

Estado Consolidado de Movimientos en las Cuentas de Patrimonio

Tres meses finalizados el 28 de febrero de 2006

(En millones de bolívares constantes al 28 de febrero de 2006	Capital social: Valor Nominal y legal	Capital social: Actualización	Acciones en tesorería	Prima en emisión de acciones actualizada	Exceso del valor neto en libros sobre el costo de acciones de filiales	Ajuste acumulado por traducción	Resultado por tenencia de activos no monetarios (RETANM)	Reserva legal	Déficit
Saldos al 30 de noviembre de 2005	75.368	51.016	(115)	1.642	16.876	10.532	(1.123)	38.253	18.615
Dividendos									(4.552)
Utilidad neta									(1.625)
Ajuste por traducción						(101)			
Efecto por tenencia de activos no monetarios							(71)		
Saldos al 28 de febrero de 2006	75.368	51.016	(115)	1.642	16.876	10.431	(1.194)	38.253	12.438

Item #21

Caracas, April 25, 2006

To
Bolsa de Valores de Caracas
Fax: 905.5835

To the attention of: Mr. Nelson Ortiz
President

Dear Sirs:

We hereby inform you that the Board of Directors of Corimon, C.A., in its session held on April twenty-four (24), 2006 and ending at 6:00 p.m., in virtue of the power granted by the Shareholders' Meeting of the company held on February twenty-four (24), 2006 that declared a dividend in cash for the amount of Bs. 1,507,367,100.00 on the basis of Bs. 100.00 per share and, in compliance with Resolution No. 110-2004, dated August 11, 2004, issued by the National Securities Commission, established as follows regarding the date of payment of such dividend:

1) Deadline for Transaction with Profit: Tuesday, May 16, 2006.
2) Effective Date for the Registration of Profit: Wednesday, May 24, 2006.

Dividends will be paid from the Effective Date for the Registration of Profit at bank Venezolano de Crédito, Banco Universal, Transfer Agent of the company, Securities Department, located at Avenida Alameda, San Bernardino, Caracas, Venezuela.

A notice of this information will be published in newspapers El Nacional and El Universal on May 8, 2006.

Being there no further matters to discuss, please receive our best regards.

Sincerely,

Angel Rodríguez Castro
Secretary
Corimon, C.A.

CORIMON

Caracas, 25 de abril de 2006

Sres.
Bolsa de Valores de Caracas
Presente.-
Fax: 905-5835

Attn. Señor Nelson Ortiz
Presidente

Estimados señores:

Por medio de la presente se les informa que la Junta Directiva Corimon, C.A., en su sesión del día veinticuatro (24) de abril de 2006, finalizada a las 6:00 p.m., actuando por delegación de la Asamblea de Accionistas de la compañía celebrada el dia veinticuatro (24) de febrero de 2006, la cual decretó un dividendo en efectivo por la cantidad de Bs. 1.507.367.100, a razón de Bs. 100 por acción y dando cumplimiento a la Resolución No. 110-2004, de fecha 11 de agosto de 2004, emitida por la Comisión Nacional de Valores, fijó sobre la fecha de pago de dicho dividendo, lo siguiente:

1) Fecha Límite de Transacción con Beneficio: Martes, 16 de mayo de 2006
2) Fecha Efectiva de Registro del Beneficio: Miércoles, 24 de mayo de 2006

Los dividendos serán pagados a partir de la Fecha Efectiva de Registro del Beneficio en el Venezolano de Crédito, Banco Universal, Agente de Traspaso de la empresa, Departamento de Valores, en la Avenida Alameda, San Bernardino, Caracas, Venezuela.

Un aviso contentivo de la presente información será publicado en los diarios El Nacional y El Universal, el día 8 de mayo de 2006.

Sin más a que hacer referencia, aprovecho la oportunidad de enviarle un cordial saludo.

Atentamente,

Angel Rodríguez Castro
Secretario
Corimon, C.A.

CORIMON, C.A., S.A.C.A., Calle Hans Neumann, Edif. Corimon, Los Cortijos de Lourdes, Caracas 1071, VENEZUELA
Telfs.: 400.55.55 - 400.55.11. Fax: 400.00.02. RIF: J-000256411- NIT: 0036613939

Item #22

Caracas, April 25, 2006

To
Caja Venezolana de Valores
Fax: 952.0336

Attn. Karen Alvarado
Operations

Dear Sirs:

We hereby inform you that the Board of Directors of Corimon, C.A., in its session held on April twenty-four (24), 2006 and ending at 6:00 p.m., in virtue of the power granted by the Shareholders' Meeting of the company held on February twenty-four (24), 2006 that declared a dividend in cash for the amount of Bs. 1,507,367,100.00 on the basis of Bs. 100.00 per share and, in compliance with Resolution No. 110-2004, dated August 11, 2004, issued by the National Securities Commission, established as follows regarding the date of payment of such dividend:

1) Deadline for Transaction with Profit: Tuesday, May 16, 2006.
2) Effective Date for the Registration of Profit: Wednesday, May 24, 2006.

Dividends will be paid from the Effective Date for the Registration of Profit at bank Venezolano de Crédito, Banco Universal, Transfer Agent of the company, Securities Department, located at Avenida Alameda, San Bernardino, Caracas, Venezuela.

A notice of this information will be published in newspapers El Nacional and El Universal on May 8, 2006.

Being there no further matters to discuss, please receive our best regards.

Sincerely,

Angel Rodríguez Castro
Secretary
Corimon, C.A.

CORIMON

Caracas, 25 de abril de 2006

Sres.
Caja Venezolana de Valores
Presente.-
Fax: 952-0336

Attn. Karen Alvarado
Operaciones

Por medio de la presente se les informa que la Junta Directiva Corimon, C.A., en su sesión del día veinticuatro (24) de abril de 2006, finalizada a las 6:00 p.m., actuando por delegación de la Asamblea de Accionistas de la compañía celebrada el día veinticuatro (24) de febrero de 2006, la cual decretó un dividendo en efectivo por la cantidad de Bs. 1.507.367.100, a razón de Bs. 100 por acción y dando cumplimiento a la Resolución No. 110-2004, de fecha 11 de agosto de 2004, emitida por la Comisión Nacional de Valores, fijó sobre la fecha de pago de dicho dividendo, lo siguiente:

3) Fecha Límite de Transacción con Beneficio: Martes, 16 de mayo de 2006
4) Fecha Efectiva de Registro del Beneficio: Miércoles, 24 de mayo de 2006

Los dividendos serán pagados a partir de la Fecha Efectiva de Registro del Beneficio en el Venezolano de Crédito, Banco Universal, Agente de Traspaso de la empresa, Departamento de Valores, en la Avenida Alameda, San Bernardino, Caracas, Venezuela.

Un aviso contentivo de la presente información será publicado en los diarios El Nacional y El Universal, el día 8 de mayo de 2006.

Estimados señores:

Sin más a que hacer referencia, aprovecho la oportunidad de enviarle un cordial saludo.

Atentamente,

Angel Rodríguez Castro
Secretario
Corimon, C.A.

CORIMON, C.A., S.A.C.A., Calle Hans Neumann, Edif. Corimon, Los Cortijos de Lourdes, Caracas 1071, VENEZUELA
Telfs.: 400.55.55 - 400.55.11. Fax: 400.00.02. RIF: J-000256411- NIT: 0036613939
Capital Autorizado: Bs. 97.973.322.800,00 - Capital Suscrito y Pagado: Bs. 75.368.354.800,00 - www.corimon.com

Item #23

Caracas, April 25, 2006

To
Comisión Nacional de Valores
Fax: 762.9975

To the attention of: Fernando de Candia Ochoa
President

Dear Sirs:

We hereby inform you that the Board of Directors of Corimon, C.A., in its session held on April twenty-four (24), 2006 and ending at 6:00 p.m., in virtue of the power granted by the Shareholders' Meeting of the company held on February twenty-four (24), 2006 that declared a dividend in cash for the amount of Bs. 1,507,367,100.00 on the basis of Bs. 100.00 per share and, in compliance with Resolution No. 110-2004, dated August 11, 2004, issued by the National Securities Commission, established as follows regarding the date of payment of such dividend:

1) Deadline for Transaction with Profit: Tuesday, May 16, 2006.
2) Effective Date for the Registration of Profit: Wednesday, May 24, 2006.

Dividends will be paid from the Effective Date for the Registration of Profit at bank Venezolano de Crédito, Banco Universal, Transfer Agent of the company, Securities Department, located at Avenida Alameda, San Bernardino, Caracas, Venezuela.

A notice of this information will be published in newspapers El Nacional and El Universal on May 8, 2006.

Being there no further matters to discuss, please receive our best regards.

Sincerely,

Angel Rodríguez Castro
Secretary
Corimon, C.A.

CORIMON

RECEIVED

Caracas, 25 de abril 2006

Sres.
Comisión Nacional de Valores
Presente.-
Fax: 762-9975

Attn. Doctor Fernando de Candia Ochoa
Presidente

Estimados señores:

Por medio de la presente se les informa que la Junta Directiva Corimon, C.A., en su sesión del día veinticuatro (24) de abril de 2006, finalizada a las 6:00 p.m., actuando por delegación de la Asamblea de Accionistas de la compañía celebrada el día veinticuatro (24) de febrero de 2006, la cual decretó un dividendo en efectivo por la cantidad de Bs. 1.507.367.100, a razón de Bs. 100 por acción y dando cumplimiento a la Resolución No. 110-2004, de fecha 11 de agosto de 2004, emitida por la Comisión Nacional de Valores, fijó sobre la fecha de pago de dicho dividendo, lo siguiente:

1) Fecha Límite de Transacción con Beneficio: Martes, 16 de mayo de 2006
2) Fecha Efectiva de Registro del Beneficio: Miércoles, 24 de mayo de 2006

Los dividendos serán pagados a partir de la Fecha Efectiva de Registro del Beneficio en el Venezolano de Crédito, Banco Universal, Agente de Traspaso de la empresa, Departamento de Valores, en la Avenida Alameda, San Bernardino, Caracas, Venezuela.

Un aviso contentivo de la presente información será publicado en los diarios El Nacional y El Universal, el día 8 de mayo de 2006.

Sin más a que hacer referencia, aprovecho la oportunidad de enviarle un cordial saludo.

Atentamente,

Angel Rodríguez Castro
Secretario
Corimon, C.A.

Item #24

Caracas, April 25, 2006

To
Venezolano de Crédito, Banco Universal
Fax: 806.6503

Attn. Angel Godon
Transfer Agent

Dear Sirs:

We hereby inform you that the Board of Directors of Corimon, C.A., in its session held on April twenty-four (24), 2006 and ending at 6:00 p.m., in virtue of the power granted by the Shareholders' Meeting of the company held on February twenty-four (24), 2006 that declared a dividend in cash for the amount of Bs. 1,507,367,100.00 on the basis of Bs. 100.00 per share and, in compliance with Resolution No. 110-2004, dated August 11, 2004, issued by the National Securities Commission, established as follows regarding the date of payment of such dividend:

1) Deadline for Transaction with Profit: Tuesday, May 16, 2006.
2) Effective Date for the Registration of Profit: Wednesday, May 24, 2006.

Dividends will be paid from the Effective Date for the Registration of Profit at bank Venezolano de Crédito, Banco Universal, Transfer Agent of the company, Securities Department, located at Avenida Alameda, San Bernardino, Caracas, Venezuela.

A notice of this information will be published in newspapers El Nacional and El Universal on May 8, 2006.

Being there no further matters to discuss, please receive our best regards.

Sincerely,

Angel Rodríguez Castro
Secretary
Corimon, C.A.

CORIMON

Caracas, 25 de abril de 2006

Sres.
Venezolano de Crédito, Banco Universal
Presente.-
Fax: 806-6503

Attn. Angel Godón
Traspaso

Estimados señores:

Por medio de la presente se les informa que la Junta Directiva Corimon, C.A., en su sesión del día veinticuatro (24) de abril de 2006, finalizada a las 6:00 p.m., actuando por delegación de la Asamblea de Accionistas de la compañía celebrada el día veinticuatro (24) de febrero de 2006, la cual decretó un dividendo en efectivo por la cantidad de Bs. 1.507.367.100, a razón de Bs. 100 por acción y dando cumplimiento a la Resolución No. 110-2004, de fecha 11 de agosto de 2004, emitida por la Comisión Nacional de Valores, fijó sobre la fecha de pago de dicho dividendo, lo siguiente:

5) Fecha Límite de Transacción con Beneficio: Martes, 16 de mayo de 2006
6) Fecha Efectiva de Registro del Beneficio: Miércoles, 24 de mayo de 2006

Los dividendos serán pagados a partir de la Fecha Efectiva de Registro del Beneficio en el Venezolano de Crédito, Banco Universal, Agente de Traspaso de la empresa, Departamento de Valores, en la Avenida Alameda, San Bernardino, Caracas, Venezuela.

Un aviso contentivo de la presente información será publicado en los diarios El Nacional y El Universal, el día 8 de mayo de 2006.

Sin más a que hacer referencia, aprovecho la oportunidad de enviarle un cordial saludo.

Atentamente,

Angel Rodríguez Castro
Secretario
Corimon, C.A.

Venezolano de Crédito, S. A.
Banco Universal

CORIMON, C.A., S.A.C.A., Calle Hans Neumann, Edif. Corimon, Los Cortijos de Lourdes, Caracas 1071, VENEZUELA
Telfs.: 400.55.55 - 400.55.11. Fax: 400.00.02. RIF: J-000256411- NIT: 0036613939
Capital Autorizado: Bs. 97.973.322.800,00 - Capital Suscrito y Pagado: Bs. 75.368.354.800,00 - www.corimon.com

Item #25

Caracas, May 8, 2006

To
Nelson Ortiz
President
Bolsa de Valores de Caracas

Dear Mr. Ortiz

We attach herein a copy of the "Notice to Shareholders – Dividend" published today, May 8, 2006, in newspapers "El Universal" and "El Nacional", which reads as follows:

> The shareholders of Corimon, C.A. are hereby notified that the Board of Directors of the company, in its session held on April twenty-four (24), 2006, acting through delegation of the Shareholders' Meeting of the company held on February twenty-four (24), 2006 that declared a dividend in cash for the amount of Bs. 1,507,367,100.00 on the basis of Bs. 100.00 per share, in compliance with Resolution No. 110-2004, dated August 11, 2004, issued by the National Securities Commission, notifies as follows regarding the dates for the payment of such dividend:
>
> 1) Deadline for Transaction with Profit: Tuesday, May 16, 2006.
> 2) Effective Date for the Registration of Profit: Wednesday, May 24, 2006.
>
> Dividends will be paid from the Effective Date for the Registration of Profit at bank Venezolano de Crédito, Banco Universal, Transfer Agent of the company, Securities Department, located at Avenida Alameda, San Bernardino, Caracas, Venezuela.
>
> Note: The availability of the dividends to be paid to the holders of ADR will be subject to the approvals from official authorities being processed by the company.

Being there no further matters to discuss, our best regards.

Sincerely,

Virginia Serra L.
Investor Relations

"CORIMON, C.A."
SUBSCRIBED AND PAID-IN CAPITAL: Bs. 78,383,090,000.00
CARACAS, VENEZUELA

NOTICE TO SHAREHOLDERS
DIVIDEND

The shareholders of Corimon, C.A. are hereby notified that the Board of Directors of the company, in its session held on April twenty-four (24), 2006, acting through the delegation of the Shareholders' Meeting of the company held on February twenty-four (24), 2006 that declared a dividend in cash for the amount of Bs. 1,507,367,100.00 on the basis of Bs. 100.00 per share, in compliance with Resolution No. 110-2004, dated August 11, 2004, issued by the National Securities Commission, notifies as follows regarding the dates of payment of such dividend:

1) Deadline for Transaction with Profit: Tuesday, May 16, 2006.
2) Effective Date for the Registration of Profit: Wednesday, May 24, 2006.

Dividends will be paid from the Effective Date for the Registration of Profit at bank Venezolano de Crédito, Banco Universal, Transfer Agent of the company, Securities Department, located at Avenida Alameda, San Bernardino, Caracas, Venezuela.

Note: The availability of the dividends to be paid to the holders of ADR will be subject to the approvals from official authorities being processed by the company.

Caracas, May 8, 2006.

The Board of Directors

CORIMON

RECEIVED

2007 AUG 16 A 10:13

Caracas, 8 de mayo de 2006

Señor
Nelson Ortiz
Presidente
Bolsa de Valores de Caracas
Ciudad.-

Estimado Sr. Ortiz

Anexamos copia del "Aviso a los Accionistas – Dividendo", que fue publicado hoy 8 de mayo de 2006 en los periódicos "El Universal" y "El Nacional", en el que se lee lo siguiente:

> Se participa a los señores accionistas de Corimon, C.A., que la Junta Directiva de la empresa, en su sesión del día veinticuatro (24) de abril de 2006, actuando por delegación de la Asamblea de Accionistas de la compañía celebrada el día veinticuatro (24) de febrero de 2006, la cual decretó un dividendo en efectivo por la cantidad de Bs. 1.507.367.100, a razón de Bs. 100 por acción, dando cumplimiento a la Resolución No. 110-2004, de fecha 11 de agosto de 2004, emitida por la Comisión Nacional de Valores, sobre la fecha de pago de dicho dividendo, informa:
>
> 1) Fecha Límite de Transacción con Beneficio: Martes, 16 de mayo de 2006
> 2) Fecha Efectiva de Registro del Beneficio: Miércoles, 24 de mayo de 2006
>
> Los dividendos serán pagados a partir de la Fecha Efectiva de Registro del Beneficio en el Venezolano de Crédito, Banco Universal, Agente de Traspaso de la empresa, Departamento de Valores, en la Avenida Alameda, San Bernardino, Caracas, Venezuela.
>
> Nota: La disponibilidad de los dividendos a ser pagados a los tenedores de ADR, estará sujeta a las aprobaciones de los entes oficiales que están siendo gestionadas por la empresa.

Sin otro particular al cual hacer referencia, se despide de usted,

Atentamente,

RECIBIDO

Virginia Serra L.
Relaciones con Inversionistas

"CORIMON, C.A."

CAPITAL AUTORIZADO: BS. 97.973.320.000,00
CAPITAL SUSCRITO Y PAGADO: BS. 75.368.355.000,00
CARACAS, VENEZUELA

AVISO A LOS ACCIONISTAS
DIVIDENDO

Se participa a los señores accionistas de Corimon, C.A., que la Junta Directiva de la empresa, en su sesión del día veinticuatro (24) de abril de 2006, actuando por delegación de la Asamblea de Accionistas de la compañía celebrada el día veinticuatro (24) de febrero de 2006, la cual decretó un dividendo en efectivo por la cantidad de Bs. 1.507.367.100, a razón de Bs. 100 por acción, dando cumplimiento a la Resolución No. 110-2004, de fecha 11 de agosto de 2004, emitida por la Comisión Nacional de Valores, sobre la fecha de pago de dicho dividendo, informa:

1) Fecha Límite de Transacción con Beneficio: Martes, 16 de mayo de 2006
2) Fecha Efectiva de Registro del Beneficio: Miércoles, 24 de mayo de 2006

Los dividendos serán pagados a partir de la Fecha Efectiva de Registro del Beneficio en el Venezolano de Crédito, Banco Universal, Agente de Traspaso de la empresa, Departamento de Valores, en la Avenida Alameda, San Bernardino, Caracas, Venezuela.

Nota: La disponibilidad de los dividendos a ser pagados a los tenedores de ADR, estará sujeta a las aprobaciones de los entes oficiales que están siendo gestionadas por la empresa.

Caracas, 8 de mayo de 2006.

La Junta Directiva

"CORIMON, C.A."

CAPITAL AUTORIZADO: BS. 97.973.320.000,00
CAPITAL SUSCRITO Y PAGADO: BS. 75.368.355.000,00
CARACAS, VENEZUELA

AVISO A LOS ACCIONISTAS
DIVIDENDO

Se participa a los señores accionistas de Corimon, C.A., que la Junta Directiva de la empresa, en su sesión del día veinticuatro (24) de abril de 2006, actuando por delegación de la Asamblea de Accionistas de la compañía celebrada el día veinticuatro (24) de febrero de 2006, la cual decretó un dividendo en efectivo por la cantidad de Bs. 1.507.367.100, a razón de Bs. 100 por acción, dando cumplimiento a la Resolución No. 110-2004, de fecha 11 de agosto de 2004, emitida por la Comisión Nacional de Valores, sobre la fecha de pago de dicho dividendo, informa:

1) Fecha Límite de Transacción con Beneficio: Martes, 16 de mayo de 2006
2) Fecha Efectiva de Registro del Beneficio: Miércoles, 24 de mayo de 2006

Los dividendos serán pagados a partir de la Fecha Efectiva de Registro del Beneficio en el Venezolano de Crédito, Banco Universal, Agente de Traspaso de la empresa, Departamento de Valores, en la Avenida Alameda, San Bernardino, Caracas, Venezuela.

Nota: La disponibilidad de los dividendos a ser pagados a los tenedores de ADR, estará sujeta a las aprobaciones de los entes oficiales que están siendo gestionadas por la empresa.

Caracas, 8 de mayo de 2006.

La Junta Directiva

Item #26

RECEIVED

Ingles - Castellano G.O. Nº 37.475

Caracas, May 8, 2006

To
Karen Alvarado
Operations Manager
Caja Venezolana de Valores

Dear Mrs. Alvarado

We attach herein a copy of the "Notice to Shareholders – Dividend" published today, May 8, 2006, in newspapers "El Universal" and "El Nacional", which reads as follows:

> The shareholders of Corimon, C.A. are hereby notified that the Board of Directors of the company, in its session held on April twenty-four (24), 2006, acting through delegation of the Shareholders' Meeting of the company held on February twenty-four (24), 2006 that declared a dividend in cash for the amount of Bs. 1,507,367,100.00 on the basis of Bs. 100.00 per share, in compliance with Resolution No. 110-2004, dated August 11, 2004, issued by the National Securities Commission, notifies as follows regarding the dates for the payment of such dividend:
>
> 1) Deadline for Transaction with Profit: Tuesday, May 16, 2006.
> 2) Effective Date for the Registration of Profit: Wednesday, May 24, 2006.
>
> Dividends will be paid from the Effective Date for the Registration of Profit at bank Venezolano de Crédito, Banco Universal, Transfer Agent of the company, Securities Department, located at Avenida Alameda, San Bernardino, Caracas, Venezuela.
>
> Note: The availability of the dividends to be paid to the holders of ADR will be subject to the approvals from official authorities being processed by the company.

Being there no further matters to discuss, our best regards.

Sincerely,

Virginia Serra L.
Investor Relations

"CORIMON, C.A."
SUBSCRIBED AND PAID-IN CAPITAL: Bs. 78,383,090,000.00
CARACAS, VENEZUELA

NOTICE TO SHAREHOLDERS
DIVIDEND

The shareholders of Corimon, C.A. are hereby notified that the Board of Directors of the company, in its session held on April twenty-four (24), 2006, acting through the delegation of the Shareholders' Meeting of the company held on February twenty-four (24), 2006 that declared a dividend in cash for the amount of Bs. 1,507,367,100.00 on the basis of Bs. 100.00 per share, in compliance with Resolution No. 110-2004, dated August 11, 2004, issued by the National Securities Commission, notifies as follows regarding the dates of payment of such dividend:

1) Deadline for Transaction with Profit: Tuesday, May 16, 2006.
2) Effective Date for the Registration of Profit: Wednesday, May 24, 2006.

Dividends will be paid from the Effective Date for the Registration of Profit at bank Venezolano de Crédito, Banco Universal, Transfer Agent of the company, Securities Department, located at Avenida Alameda, San Bernardino, Caracas, Venezuela.

Note: The availability of the dividends to be paid to the holders of ADR will be subject to the approvals from official authorities being processed by the company.

Caracas, May 8, 2006.

The Board of Directors

CORIMON

RECEIVED

2006 MAY 15 A 10:10

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Caracas, 8 de mayo de 2006

C. V. V.
Caja Venezolana de Valores S.A.
09 MAY 2006
La recepción de este documento no implica aceptación de su contenido

Señora
Karen Alvarado
Gerente de Operaciones
Caja Venezolana de Valores
Ciudad.-

Estimada Sra. Alvarado

Anexamos copia del "Aviso a los Accionistas – Dividendo", que fue publicado hoy 8 de mayo de 2006 en los periódicos "El Universal" y "El Nacional", en el que se lee lo siguiente:

> Se participa a los señores accionistas de Corimon, C.A., que la Junta Directiva de la empresa, en su sesión del día veinticuatro (24) de abril de 2006, actuando por delegación de la Asamblea de Accionistas de la compañía celebrada el día veinticuatro (24) de febrero de 2006, la cual decretó un dividendo en efectivo por la cantidad de Bs. 1.507.367.100, a razón de Bs. 100 por acción, dando cumplimiento a la Resolución No. 110-2004, de fecha 11 de agosto de 2004, emitida por la Comisión Nacional de Valores, sobre la fecha de pago de dicho dividendo, informa:
>
> 1) Fecha Límite de Transacción con Beneficio: Martes, 16 de mayo de 2006
> 2) Fecha Efectiva de Registro del Beneficio: Miércoles, 24 de mayo de 2006
>
> Los dividendos serán pagados a partir de la Fecha Efectiva de Registro del Beneficio en el Venezolano de Crédito, Banco Universal, Agente de Traspaso de la empresa, Departamento de Valores, en la Avenida Alameda, San Bernardino, Caracas, Venezuela.
>
> Nota: La disponibilidad de los dividendos a ser pagados a los tenedores de ADR, estará sujeta a las aprobaciones de los entes oficiales que están siendo gestionadas por la empresa.

Sin otro particular al cual hacer referencia, se despide de usted,

Atentamente,

Virginia Serra

Virginia Serra L.
Relaciones con Inversionistas

CORIMON, C.A., S.A.C.A., Calle Hans Neumann, Edif. Corimon, Los Cortijos de Lourdes, Caracas 1071, VENEZUELA
Telfs.: 400.55.55 Fax: 400.56.44. RIF: J-000256411- NIT: 0036613939
Capital Autorizado: Bs. 97.973.320.000,00 - Capital Suscrito y Pagado: Bs. 75.368.355.000,00 - www.corimon.com

"CORIMON, C.A."

CAPITAL AUTORIZADO: BS. 97.973.320.000,00
CAPITAL SUSCRITO Y PAGADO: BS. 75.368.355.000,00
CARACAS, VENEZUELA

AVISO A LOS ACCIONISTAS
DIVIDENDO

Se participa a los señores accionistas de Corimon C.A. que la Junta Directiva de la empresa, en su sesión del día veinticuatro (24) de abril de 2006, actuando por delegación de la Asamblea de Accionistas de la compañía celebrada el día veinticuatro (24) de febrero de 2006, la cual decretó un dividendo en efectivo por la cantidad de Bs. 1.507.367.100, a razón de Bs. 100 por acción, dando cumplimiento a la Resolución No. 110-2004, de fecha 11 de agosto de 2004, emitida por la Comisión Nacional de Valores, sobre la fecha de pago de dicho dividendo, informa:

1) Fecha Límite de Transacción con Beneficio: Martes, 16 de mayo de 2006
2) Fecha Efectiva de Registro del Beneficio: Miércoles, 24 de mayo de 2006

Los dividendos serán pagados a partir de la Fecha Efectiva de Registro del Beneficio en el Venezolano de Crédito, Banco Universal, Agente de Traspaso de la empresa, Departamento de Valores, en la Avenida Alameda, San Bernardino, Caracas, Venezuela.

Nota: La disponibilidad de los dividendos a ser pagados a los tenedores de ADR, estará sujeta a las aprobaciones de los entes oficiales que están siendo gestionadas por la empresa.

Caracas, 8 de mayo de 2006

La Junta Directiva

"CORIMON, C.A."

CAPITAL AUTORIZADO: BS. 97.973.320.000,00
CAPITAL SUSCRITO Y PAGADO: BS. 75.368.355.000,00
CARACAS, VENEZUELA

AVISO A LOS ACCIONISTAS
DIVIDENDO

Se participa a los señores accionistas de Corimon, C.A., que la Junta Directiva de la empresa, en su sesión del día veinticuatro (24) de abril de 2006, actuando por delegación de la Asamblea de Accionistas de la compañía celebrada el día veinticuatro (24) de febrero de 2006, la cual decretó un dividendo en efectivo por la cantidad de Bs. 1.507.367.100, a razón de Bs. 100 por acción, dando cumplimiento a la Resolución No. 110-2004, de fecha 11 de agosto de 2004, emitida por la Comisión Nacional de Valores, sobre la fecha de pago de dicho dividendo, informa:

1) Fecha Límite de Transacción con Beneficio: Martes, 16 de mayo de 2006
2) Fecha Efectiva de Registro del Beneficio: Miércoles, 24 de mayo de 2006

Los dividendos serán pagados a partir de la Fecha Efectiva de Registro del Beneficio en el Venezolano de Crédito, Banco Universal, Agente de Traspaso de la empresa, Departamento de Valores, en la Avenida Alameda, San Bernardino, Caracas, Venezuela.

Nota: La disponibilidad de los dividendos a ser pagados a los tenedores de ADR, estará sujeta a las aprobaciones de los entes oficiales que están siendo gestionadas por la empresa.

Caracas, 8 de mayo de 2006.

La Junta Directiva

Item #27

RECEIVED

2007 AUG 16 A 10:19

Caracas, May 8, 2006

To
Fernando De Candia Ochoa
President
Comisión Nacional de Valores (National Securities Commission)

Dear Mr. De Candia:

We attach herein a copy of the "Notice to Shareholders – Dividend" published today, May 8, 2006, in newspapers "El Universal" and "El Nacional", which reads as follows:

> The shareholders of Corimon, C.A. are hereby notified that the Board of Directors of the company, in its session held on April twenty-four (24), 2006, acting through delegation of the Shareholders' Meeting of the company held on February twenty-four (24), 2006 that declared a dividend in cash for the amount of Bs. 1,507,367,100.00 on the basis of Bs. 100.00 per share, in compliance with Resolution No. 110-2004, dated August 11, 2004, issued by the National Securities Commission, notifies as follows regarding the dates for the payment of such dividend:
>
> 1) Deadline for Transaction with Profit: Tuesday, May 16, 2006.
> 2) Effective Date for the Registration of Profit: Wednesday, May 24, 2006.
>
> Dividends will be paid from the Effective Date for the Registration of Profit at bank Venezolano de Crédito, Banco Universal, Transfer Agent of the company, Securities Department, located at Avenida Alameda, San Bernardino, Caracas, Venezuela.
>
> Note: The availability of the dividends to be paid to the holders of ADR will be subject to the approvals from official authorities being processed by the company.

Being there no further matters to discuss, our best regards.

Sincerely,

Virginia Serra L.
Investor Relations

"CORIMON, C.A."
SUBSCRIBED AND PAID-IN CAPITAL: BS. 78,383,090,000.00
CARACAS, VENEZUELA

NOTICE TO SHAREHOLDERS
DIVIDEND

The shareholders of Corimon, C.A. are hereby notified that the Board of Directors of the company, in its session held on April twenty-four (24), 2006, acting through the delegation of the Shareholders' Meeting of the company held on February twenty-four (24), 2006 that declared a dividend in cash for the amount of Bs. 1,507,367,100.00 on the basis of Bs. 100.00 per share, in compliance with Resolution No. 110-2004, dated August 11, 2004, issued by the National Securities Commission, notifies as follows regarding the dates of payment of such dividend:

1) Deadline for Transaction with Profit: Tuesday, May 16, 2006.
2) Effective Date for the Registration of Profit: Wednesday, May 24, 2006.

Dividends will be paid from the Effective Date for the Registration of Profit at bank Venezolano de Crédito, Banco Universal, Transfer Agent of the company, Securities Department, located at Avenida Alameda, San Bernardino, Caracas, Venezuela.

Note: The availability of the dividends to be paid to the holders of ADR will be subject to the approvals from official authorities being processed by the company.

Caracas, May 8, 2006.

The Board of Directors

CORIMON

RECEIVED

2007 AUG 16 A 10:19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Caracas, 8 de mayo de 2006

Doctor
Fernando José De Candia Ochoa
Presidente
Comisión Nacional de Valores
Ciudad.-

Estimado Dr. De Candia:

Anexamos copia del "Aviso a los Accionistas – Dividendo", que fue publicado hoy 8 de mayo de 2006 en los periódicos "El Universal" y "El Nacional", en el que se lee lo siguiente:

> Se participa a los señores accionistas de Corimon, C.A., que la Junta Directiva de la empresa, en su sesión del día veinticuatro (24) de abril de 2006, actuando por delegación de la Asamblea de Accionistas de la compañía celebrada el día veinticuatro (24) de febrero de 2006, la cual decretó un dividendo en efectivo por la cantidad de Bs. 1.507.367.100, a razón de Bs. 100 por acción, dando cumplimiento a la Resolución No. 110-2004, de fecha 11 de agosto de 2004, emitida por la Comisión Nacional de Valores, sobre la fecha de pago de dicho dividendo, informa:
>
> 1) Fecha Límite de Transacción con Beneficio: Martes, 16 de mayo de 2006
> 2) Fecha Efectiva de Registro del Beneficio: Miércoles, 24 de mayo de 2006
>
> Los dividendos serán pagados a partir de la Fecha Efectiva de Registro del Beneficio en el Venezolano de Crédito, Banco Universal, Agente de Traspaso de la empresa, Departamento de Valores, en la Avenida Alameda, San Bernardino, Caracas, Venezuela.
>
> Nota: La disponibilidad de los dividendos a ser pagados a los tenedores de ADR, estará sujeta a las aprobaciones de los entes oficiales que están siendo gestionadas por la empresa.

Sin otro particular al cual hacer referencia, se despide de usted,

Atentamente,

Virginia Serra L.
Relaciones con Inversionistas

"CORIMON, C.A."

CAPITAL AUTORIZADO: BS. 97.973.320.000,00
CAPITAL SUSCRITO Y PAGADO: BS. 75.368.355.000,00
CARACAS, VENEZUELA

AVISO A LOS ACCIONISTAS
DIVIDENDO

Se participa a los señores accionistas de Corimon, C.A. que la Junta Directiva de la empresa, en su sesión del día veinticuatro (24) de abril de 2006, actuando por delegación de la Asamblea de Accionistas de la compañía celebrada el día veinticuatro (24) de febrero de 2006, la cual decretó un dividendo en efectivo por la cantidad de Bs. 1.507.367.100, a razón de Bs. 100 por acción, dando cumplimiento a la Resolución No. 110-2004, de fecha 11 de agosto de 2004, emitida por la Comisión Nacional de Valores, sobre la fecha de pago de dicho dividendo, informa:

1) Fecha Límite de Transacción con Beneficio: Martes, 16 de mayo de 2006
2) Fecha Efectiva de Registro del Beneficio: Miércoles, 24 de mayo de 2006

Los dividendos serán pagados a partir de la Fecha Efectiva de Registro del Beneficio en el Venezolano de Crédito, Banco Universal, Agente de Traspaso de la empresa, Departamento de Valores, en la Avenida Alameda, San Bernardino, Caracas, Venezuela.

Nota: La disponibilidad de los dividendos a ser pasados a los tenedores de ADR, estará sujeta a las aprobaciones de los entes oficiales que están siendo gestionadas por la empresa.

Caracas, 8 de mayo de 2006

La Junta Directiva

"CORIMON, C.A."

CAPITAL AUTORIZADO: BS. 97.973.320.000,00
CAPITAL SUSCRITO Y PAGADO: BS. 75.368.355.000,00
CARACAS, VENEZUELA

AVISO A LOS ACCIONISTAS
DIVIDENDO

Se participa a los señores accionistas de Corimon, C.A., que la Junta Directiva de la empresa, en su sesión del día veinticuatro (24) de abril de 2006, actuando por delegación de la Asamblea de Accionistas de la compañía celebrada el día veinticuatro (24) de febrero de 2006, la cual decretó un dividendo en efectivo por la cantidad de Bs. 1.507.367.100, a razón de Bs. 100 por acción, dando cumplimiento a la Resolución No. 110-2004, de fecha 11 de agosto de 2004, emitida por la Comisión Nacional de Valores, sobre la fecha de pago de dicho dividendo, informa:

1) Fecha Límite de Transacción con Beneficio: Martes, 16 de mayo de 2006
2) Fecha Efectiva de Registro del Beneficio: Miércoles, 24 de mayo de 2006

Los dividendos serán pagados a partir de la Fecha Efectiva de Registro del Beneficio en el Venezolano de Crédito, Banco Universal, Agente de Traspaso de la empresa, Departamento de Valores, en la Avenida Alameda, San Bernardino, Caracas, Venezuela.

Nota: La disponibilidad de los dividendos a ser pagados a los tenedores de ADR, estará sujeta a las aprobaciones de los entes oficiales que están siendo gestionadas por la empresa.

Caracas, 8 de mayo de 2006.

La Junta Directiva

Item #28

Caracas, May 8, 2006

To
Angel Godón
Transfer Agent Manager
Banco Venezolano de Crédito

Dear Mr. Godón

We attach herein a copy of the "Notice to Shareholders – Dividend" published today, May 8, 2006, in newspapers "El Universal" and "El Nacional", which reads as follows:

> The shareholders of Corimon, C.A. are hereby notified that the Board of Directors of the company, in its session held on April twenty-four (24), 2006, acting through delegation of the Shareholders' Meeting of the company held on February twenty-four (24), 2006 that declared a dividend in cash for the amount of Bs. 1,507,367,100.00 on the basis of Bs. 100.00 per share, in compliance with Resolution No. 110-2004, dated August 11, 2004, issued by the National Securities Commission, notifies as follows regarding the dates for the payment of such dividend:
>
> 1) Deadline for Transaction with Profit: Tuesday, May 16, 2006.
> 2) Effective Date for the Registration of Profit: Wednesday, May 24, 2006.
>
> Dividends will be paid from the Effective Date for the Registration of Profit at bank Venezolano de Crédito, Banco Universal, Transfer Agent of the company, Securities Department, located at Avenida Alameda, San Bernardino, Caracas, Venezuela.
>
> Note: The availability of the dividends to be paid to the holders of ADR will be subject to the approvals from official authorities being processed by the company.

Being there no further matters to discuss, our best regards.

Sincerely,

Virginia Serra L.
Investor Relations

"CORIMON, C.A."

SUBSCRIBED AND PAID-IN CAPITAL: BS. 78,383,090,000.00

CARACAS, VENEZUELA

NOTICE TO SHAREHOLDERS

DIVIDEND

The shareholders of Corimon, C.A. are hereby notified that the Board of Directors of the company, in its session held on April twenty-four (24), 2006, acting through the delegation of the Shareholders' Meeting of the company held on February twenty-four (24), 2006 that declared a dividend in cash for the amount of Bs. 1,507,367,100.00 on the basis of Bs. 100.00 per share, in compliance with Resolution No. 110-2004, dated August 11, 2004, issued by the National Securities Commission, notifies as follows regarding the dates of payment of such dividend:

1) Deadline for Transaction with Profit: Tuesday, May 16, 2006.
2) Effective Date for the Registration of Profit: Wednesday, May 24, 2006.

Dividends will be paid from the Effective Date for the Registration of Profit at bank Venezolano de Crédito, Banco Universal, Transfer Agent of the company, Securities Department, located at Avenida Alameda, San Bernardino, Caracas, Venezuela.

Note: The availability of the dividends to be paid to the holders of ADR will be subject to the approvals from official authorities being processed by the company.

Caracas, May 8, 2006.

The Board of Directors

CORIMON

RECEIVED

2007 AUG 16 A 9:17

Caracas, 8 de mayo de 2006

Señor
Angel Godón
Gerente Agente de Traspaso
Banco Venezolano de Crédito
Ciudad.-

Estimado Sr. Godón

Anexamos copia del "Aviso a los Accionistas – Dividendo", que fue publicado hoy 8 de mayo de 2006 en los periódicos "El Universal" y "El Nacional", en el que se lee lo siguiente:

> Se participa a los señores accionistas de Corimon, C.A., que la Junta Directiva de la empresa, en su sesión del día veinticuatro (24) de abril de 2006, actuando por delegación de la Asamblea de Accionistas de la compañía celebrada el día veinticuatro (24) de febrero de 2006, la cual decretó un dividendo en efectivo por la cantidad de Bs. 1.507.367.100, a razón de Bs. 100 por acción, dando cumplimiento a la Resolución No. 110-2004, de fecha 11 de agosto de 2004, emitida por la Comisión Nacional de Valores, sobre la fecha de pago de dicho dividendo, informa:
>
> 1) Fecha Límite de Transacción con Beneficio: Martes, 16 de mayo de 2006
> 2) Fecha Efectiva de Registro del Beneficio: Miércoles, 24 de mayo de 2006
>
> Los dividendos serán pagados a partir de la Fecha Efectiva de Registro del Beneficio en el Venezolano de Crédito, Banco Universal, Agente de Traspaso de la empresa, Departamento de Valores, en la Avenida Alameda, San Bernardino, Caracas, Venezuela.
>
> Nota: La disponibilidad de los dividendos a ser pagados a los tenedores de ADR, estará sujeta a las aprobaciones de los entes oficiales que están siendo gestionadas por la empresa.

Sin otro particular al cual hacer referencia, se despide de usted,

Atentamente,

Virginia Serra L.
Relaciones con Inversionistas

CORIMON, C.A., S.A.C.A., Calle Hans Neumann, Edif. Corimon, Los Cortijos de Lourdes, Caracas 1071, VENEZUELA
Telfs.: 400.55.55 Fax: 400.56.44. RIF: J-000256411- NIT: 0036613939
Capital Autorizado: Bs. 97.973.320.000,00 - Capital Suscrito y Pagado: Bs. 75.368.355.000,00 - www.corimon.com

"CORIMON, C.A."

CAPITAL AUTORIZADO: BS. 97.973.320.000,00
CAPITAL SUSCRITO Y PAGADO: BS. 75.368.355.000,00
CARACAS, VENEZUELA

AVISO A LOS ACCIONISTAS
DIVIDENDO

Se participa a los señores accionistas de Corimon, C.A. que la Junta Directiva de la empresa, en su sesión del día veinticuatro (24) de abril de 2006, actuando por delegación de la Asamblea de Accionistas de la compañía celebrada el día veinticuatro (24) de febrero de 2006, la cual decretó un dividendo en efectivo por la cantidad de Bs. 1.507.367.100, a razón de Bs. 100 por acción, dando cumplimiento a la Resolución No. 110-2004, de fecha 11 de agosto de 2004, emitida por la Comisión Nacional de Valores, sobre la fecha de pago de dicho dividendo, informa:

1) Fecha Límite de Transacción con Beneficio: Martes, 16 de mayo de 2006
2) Fecha Efectiva de Registro del Beneficio: Miércoles, 24 de mayo de 2006

Los dividendos serán pagados a partir de la Fecha Efectiva de Registro del Beneficio en el Venezolano de Crédito, Banco Universal, Agente de Traspaso de la empresa, Departamento de Valores, en la Avenida Alameda, San Bernardino, Caracas, Venezuela.

Nota: La disponibilidad de los dividendos a ser pagados a los tenedores de ADR, estará sujeta a las aprobaciones de los entes oficiales que están siendo gestionadas por la empresa.

Caracas, 8 de mayo de 2006

La Junta Directiva

"CORIMON, C.A."

CAPITAL AUTORIZADO: BS. 97.973.320.000,00
CAPITAL SUSCRITO Y PAGADO: BS. 75.368.355.000,00
CARACAS, VENEZUELA

AVISO A LOS ACCIONISTAS
DIVIDENDO

Se participa a los señores accionistas de Corimon, C.A., que la Junta Directiva de la empresa, en su sesión del día veinticuatro (24) de abril de 2006, actuando por delegación de la Asamblea de Accionistas de la compañía celebrada el día veinticuatro (24) de febrero de 2006, la cual decretó un dividendo en efectivo por la cantidad de Bs. 1.507.367.100, a razón de Bs. 100 por acción, dando cumplimiento a la Resolución No. 110-2004, de fecha 11 de agosto de 2004, emitida por la Comisión Nacional de Valores, sobre la fecha de pago de dicho dividendo, informa:

1) Fecha Límite de Transacción con Beneficio: Martes, 16 de mayo de 2006
2) Fecha Efectiva de Registro del Beneficio: Miércoles, 24 de mayo de 2006

Los dividendos serán pagados a partir de la Fecha Efectiva de Registro del Beneficio en el Venezolano de Crédito, Banco Universal, Agente de Traspaso de la empresa, Departamento de Valores, en la Avenida Alameda, San Bernardino, Caracas, Venezuela.

Nota: La disponibilidad de los dividendos a ser pagados a los tenedores de ADR, estará sujeta a las aprobaciones de los entes oficiales que están siendo gestionadas por la empresa.

Caracas, 8 de mayo de 2006.

La Junta Directiva

Item #29

"CORIMON, C.A."
SUBSCRIBED AND PAID-IN CAPITAL: Bs. 78,383,090,000.00
CARACAS, VENEZUELA

NOTICE TO SHAREHOLDERS
DIVIDEND

The shareholders of Corimon, C.A. are hereby notified that the Board of Directors of the company, in its session held on April twenty-four (24), 2006, acting through the delegation of the Shareholders' Meeting of the company held on February twenty-four (24), 2006 that declared a dividend in cash for the amount of Bs. 1,507,367,100.00 on the basis of Bs. 100.00 per share, in compliance with Resolution No. 110-2004, dated August 11, 2004, issued by the National Securities Commission, notifies as follows regarding the dates of payment of such dividend:

1) Deadline for Transaction with Profit: Tuesday, May 16, 2006.
2) Effective Date for the Registration of Profit: Wednesday, May 24, 2006.

Dividends will be paid from the Effective Date for the Registration of Profit at bank Venezolano de Crédito, Banco Universal, Transfer Agent of the company, Securities Department, located at Avenida Alameda, San Bernardino, Caracas, Venezuela.

Note: The availability of the dividends to be paid to the holders of ADR will be subject to the approvals from official authorities being processed by the company.

Caracas, May 8, 2006.

The Board of Directors

"CORIMON, C.A."

CAPITAL AUTORIZADO: BS. 97.973.320.000,00
CAPITAL SUSCRITO Y PAGADO: BS. 75.368.355.000,00
CARACAS, VENEZUELA

AVISO A LOS ACCIONISTAS
DIVIDENDO

Se participa a los señores accionistas de Corimon, C.A., que la Junta Directiva de la empresa, en su sesión del día veinticuatro (24) de abril de 2006, actuando por delegación de la Asamblea de Accionistas de la compañía celebrada el día veinticuatro (24) de febrero de 2006, la cual decretó un dividendo en efectivo por la cantidad de Bs. 1.507.367.100, a razón de Bs. 100 por acción, dando cumplimiento a la Resolución No. 110-2004, de fecha 11 de agosto de 2004, emitida por la Comisión Nacional de Valores, sobre la fecha de pago de dicho dividendo, informa:

1) Fecha Límite de Transacción con Beneficio: Martes, 16 de mayo de 2006
2) Fecha Efectiva de Registro del Beneficio: Miércoles, 24 de mayo de 2006

Los dividendos serán pagados a partir de la Fecha Efectiva de Registro del Beneficio en el Venezolano de Crédito, Banco Universal, Agente de Traspaso de la empresa, Departamento de Valores, en la Avenida Alameda, San Bernardino, Caracas, Venezuela.

Nota: La disponibilidad de los dividendos a ser pagados a los tenedores de ADR, estará sujeta a las aprobaciones de los entes oficiales que están siendo gestionadas por la empresa.

Caracas, 8 de mayo de 2006.

La Junta Directiva

"CORIMON, C.A."

CAPITAL AUTORIZADO: BS. 97.973.320.000,00
CAPITAL SUSCRITO Y PAGADO: BS. 75.368.355.000,00
CARACAS, VENEZUELA

AVISO A LOS ACCIONISTAS
DIVIDENDO

Se participa a los señores accionistas de Corimon, C.A., que la Junta Directiva de la empresa, en su sesión del día veinticuatro (24) de abril de 2006, actuando por delegación de la Asamblea de Accionistas de la compañía celebrada el día veinticuatro (24) de febrero de 2006, la cual decretó un dividendo en efectivo por la cantidad de Bs. 1.507.367.100, a razón de Bs. 100 por acción, dando cumplimiento a la Resolución No. 110-2004, de fecha 11 de agosto de 2004, emitida por la Comisión Nacional de Valores, sobre la fecha de pago de dicho dividendo, informa:

1) Fecha Límite de Transacción con Beneficio: Martes, 16 de mayo de 2006
2) Fecha Efectiva de Registro del Beneficio: Miércoles, 24 de mayo de 2006

Los dividendos serán pagados a partir de la Fecha Efectiva de Registro del Beneficio en el Venezolano de Crédito, Banco Universal, Agente de Traspaso de la empresa, Departamento de Valores, en la Avenida Alameda, San Bernardino, Caracas, Venezuela.

Nota: La disponibilidad de los dividendos a ser pagados a los tenedores de ADR, estará sujeta a las aprobaciones de los entes oficiales que están siendo gestionadas por la empresa.

Caracas, 8 de mayo de 2006.

La Junta Directiva

Item #30

Caracas, May 19, 2006

To
Angel Godón
Manager – Transfer Agent
Banco Venezolano de Crédito

Dear Mr. Godón

On February twenty-four (24), 2006, the Shareholders' Meeting of Corimon, C.A. declared a dividend in cash for the amount of Bs. 1,507,367,100 to be paid on the basis of Bs. 100.00 per share. The Board of Directors of the company, in a session held on April twenty-four (24), 2006 and acting through the delegation of the Meeting, established that the deadline for the transaction with profit would be Tuesday, May 16, 2006, and that the effective date for the registration of profit would be Wednesday, May 24, 2006.

Since dividends will be paid from the effective date of registration of profits at bank Venezolano de Crédito, Banco Universal, transfer agent of the company; Corimon, C.A. will deposit the amount of Bs. 1,168,701,855.00 at a bank account opened for such purposes.

This amount corresponds to the total amount declared after making the respective income tax withholding as per the following distribution:

DESCRIPTION	Dividend prior to withholding	Dividend after withholding
Dividends corresponding to Moxley and Co. (Shares - ADRs)	914,945,100.00	777,703,335.00*
Dividends corresponding to common shares	592,422,000.00	390,998,520.00**
TOTAL	**1,507,367,100.00**	**1,168,701,855.00**

* Represents a 15% withholding
** Represents a 34% withholding

Being there no further matters to discuss, our best regards.

Sincerely,

Ángel Rodríguez
Legal Consultant

CORIMON

Caracas, 19 de mayo de 2006

Señor
Angel Godón
Gerente Agente de Traspaso
Banco Venezolano de Crédito
Ciudad.-

Estimado Sr. Godón

En fecha veinticuatro (24) de febrero de 2006, la Asamblea de Accionistas de Corimon, C.A. decretó un dividendo en efectivo por la cantidad de Bs. 1.507.367.100, que será pagado a razón de Bs. 100 por acción. La Junta Directiva de la empresa, en su sesión del día veinticuatro (24) de abril de 2006, actuando por delegación de la Asamblea, estableció que la fecha límite de transacción con beneficio sería el Martes 16 de mayo de 2006 y la fecha efectiva de registro del beneficio sería el Miércoles 24 de mayo de 2006.

En vista de que los dividendos serán pagados a partir de la fecha efectiva de registro del beneficio en el Venezolano de Crédito, Banco Universal, agente de traspaso de la empresa; Corimon, C.A. depositará en una cuenta bancaria abierta para tal fin, la cantidad de Bs. 1.168.701.855,00.

Este monto corresponde al total decretado, luego de la retención del Impuesto Sobre La Renta hecha según la siguiente distribución::

CONCEPTO	Dividendo sin retención	Dividendo después de la retención
Dividendos correspondientes a Moxley and Co. (Acciones - ADRs)	914.945.100,00	777.703.335,00*
Dividendos correspondientes a las acciones comunes	592.422.000,00	390.998.520,00**
TOTAL	**1.507.367.100,00**	**1.168.701.855,00**

* Contempla una deducción del 15%
** Contempla una deducción del 34%

Sin otro particular al cual hacer referencia, se despide de usted,
Atentamente,

Angel Rodríguez
Consultor Jurídico

CORIMON, C.A., S.A.C.A., Calle Hans Neumann, Edif Corimon, Los Cortijos de Lourdes, Caracas 1071, VENEZUELA
Telfs.: 400.55.55. Fax: 400.00 02.RIF. J-000256411- NIT 0036613939
Capital Autorizado: Bs. 97.973.322.800,00 - Capital Suscrito y Pagado Bs 75 368 354.800,00 - www.corimon.com

Item #31

Caracas, May 22, 2006

To
Angel Godón
Manager – Transfer Agent
Banco Venezolano de Crédito

Dear Mr. Godón

The Shareholders' Meeting of Corimon, C.A. held on February twenty-four (24), 2006 declared a dividend in cash for the amount of Bs. 1,507,367,100 to be paid on the basis of Bs. 100 per share.

Once made the respective income tax withholding, the net amount payable per share shall be:

DESCRIPTION	Dividend prior to withholding	Dividend after withholding
Dividends corresponding to Moxley and Co. (Shares - ADRs)	Bs. 100 per share	Bs. 85 per share *
Dividends corresponding to common shares	Bs. 100 per share	Bs. 66 per share **

* Represents a 15% withholding
** Represents a 34% withholding

The withholding percentage on account of income tax may vary according to the fiscal domicile of the shareholder.

Being there no further matters to discuss, our best regards.

Sincerely,

Ángel Rodríguez
Legal Consultant

CORIMON

Caracas, 22 de mayo de 2006

Señor
Angel Godón
Gerente Agente de Traspaso
Banco Venezolano de Crédito
Ciudad.-

Estimado Sr. Godón

La Asamblea de Accionistas de Corimon, C.A. celebrada el veinticuatro (24) de febrero de 2006, decretó un dividendo en efectivo por la cantidad de Bs. 1.507.367.100, que será pagado a razón de Bs. 100 por acción.

Una vez realizada la retención del Impuesto sobre la Renta, la cantidad neta a pagar por acción será la siguiente:

CONCEPTO	**Dividendo sin retención**	**Dividendo después de la retención**
Dividendos correspondientes a Moxley and Co. (Acciones - ADRs)	Bs. 100 por acción	Bs. 85 por acción *
Dividendos correspondientes a las acciones comunes	Bs. 100 por acción	Bs. 66 por acción **

* Contempla una retención del 15%
** Contempla una retención del 34%

El porcentaje de retención por concepto del Impuesto sobre la Renta puede variar según el domicilio fiscal del accionista.

Sin otro particular al cual hacer referencia, se despide de usted,
Atentamente,

Angel Rodríguez
Consultor Jurídico

Item #32

RECEIVED

2007 AUG 15 A 10:10

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CORIMON, C.A. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
May 31st, 2006 and 2005

(Millions of constant bolivars
as of May 31st, 2006)

	2006	2005
Assets		
Current Assets		
Cash and deposits	10,488	7,668
Time deposits	956	2,615
Notes and accounts receivable	59,408	48,530
Inventories	54,565	48,467
Deposits in guarantee	4,448	5,159
Prepaid expenses	1,920	2,284
Total currents assets	131,785	114,723
Fixed assets	149,189	163,172
Long-term account receivables	10,006	12,626
Deferred charges and other assets	13,872	9,434
Goodwill	466	1,152
	305,318	301,107
Liabilities and Shareholdres' Equity		
Current liabilities		
Short-term loans and debt	21,216	12,290
Notes and account payable	34,194	37,903
Accrued wages and salaries	3,857	3,749
Interest and other accruals	19,559	21,104
Declared dividends	963	-
Total current liabilities	79,789	75,046
Long-term loans and debt	2,952	6,261
Accrual for employees termination benefits, net of advances	5,545	5,180
Other liabilities and accruals	1,934	1,202
Preferred dividends	-	2,666
Total liabilities	90,220	90,355
Minority interests	4,324	4,923
Shareholders' equity	210,774	205,829
	305,318	301,107

CORIMON, C.A. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
Six-month period ended may 31st, 2006 and 2005

(Millions of constant bolivars as of may 31st, 2006)

	2006	2005
Net sales	109,937	105,614
Cost of sales	87,689	78,499
Gross income	22,248	27,115
Selling expenses	14,639	12,520
Administrative and general expenses	8,930	9,829
Operating income (loss)	(1,321)	4,766
Full financing expense		
Interest expense, net	(1,939)	(2,684)
Exchange gain, net	-	704
Gain from net monetary position	(405)	1,132
	(2,344)	(848)
Other income, net	1,447	96
Income (loss) before the following items	(2,218)	4,014
Minority interests	340	291
Taxes	(2,217)	(3,096)
Net Income (loss)	(4,095)	1,209

Corimon, C.A. and its subsidiaries
Consolidated Statment of Cash Flows
Six-month period ended may 31st, 2006 and 2005

(Millions of constant bolivars as of
may 31st, 2006)

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	(4,095)	1,209
Adjustments to reconcile net loss to net cash provided by (used in) operating activities -		
Depreciation and amortization	6,923	7,639
Provisions for doubtful accounts and inventory obsolescence	(1,847)	343
Gain from net monetary position, exchange gains and losses	(228)	(896)
Accrual for employee termination benefits, net of advances and payments	123	333
Minority interests	(266)	(121)
Translation adjustment	(535)	458
	4,170	7,756
Net change in operating assets and liabilities -		
Notes and accounts receivable	30,403	14,004
Inventories	3,549	(2,458)
Time deposits	1,289	(1,108)
Prepaid expenses	(55)	(853)
Notes and accounts payable	(19,812)	(5,491)
Accrued wages and salaries, interest and other	(2,668)	(3,399)
Declared dividends	4,666	116
	17,372	811
Net cash provided by (used in) operating activities	17,447	9,776
CASH FLOWS FROM INVESTING ACTIVITIES		
Fixed assets	1,021	(901)
Net change in investments, receivables and other	(1,119)	(2)
Net cash provided by (used in) investing activities	(98)	(903)
CASH FLOWS FROM FINANCING ACTIVITIES		
Debt issuance	15,505	4,552
Debt payment	(31,447)	(15,780)
Net cash provided by (used in) financing activities	(15,942)	(11,228)
CASH AND CASH EQUIVALENTS		
Net increase (decrease)	1,407	(2,355)
At the beginning of the year	9,081	10,023
At the end of the year	10,488	7,668

Corimon, C.A. and its subsidiaries

Consolidated Statment of Shareholders' Equity

Six-month period ended may 31st, 2006

(Millions of constant bolivars as of may 31st, 2006)	Capital stock									
	Nominal	Inflation Adjustment	Treasury stock	Restated share premium	Premium on book value over the cost of subsidiaries' shares	Cumulative translation adjustment	Reuslt from holding nonmonetary assets (RETANM)	Legal Reserve	Déficit	Total
Balances as of november 30th, 2006	75,368	55,040	(118)	1,694	17,413	10,868	(1,159)	39,470	19,207	217,783
Capital increase	3,083									3,083
Dividends									(4,666)	(4,666)
Net Income									(4,095)	(4,095)
Translation adjustment						(535)				(535)
Result from holding nonmonetary assets							(796)			(796)
Balances as of may 31st, 2006	78,451	55,040	(118)	1,694	17,413	10,333	(1,955)	39,470	10,446	210,774

CORIMON, C.A. Y SUS FILIALES
BALANCE GENERAL CONSOLIDADO
31 de mayo de 2006 y 2005

(Millones de bolívares constantes
al 31 de mayo de 2006)

	2006	2005 *
Activo		
Activo circulante:		
Efectivo y colocaciones	10.488	7.668
Depósito a plazo fijo	956	2.615
Efectos y cuentas por cobrar, neto	59.408	48.530
Inventarios, neto	54.565	48.467
Depósitos en garantía	4.448	5.159
Gastos pagados por anticipado	1.920	2.284
Total activo circulante	131.785	114.723
Propiedades, plantas y equipos, neto	149.189	163.172
Cuentas por cobrar a largo plazo	10.006	12.626
Cargos diferidos y otros activos	13.872	9.434
Plusvalía	466	1.152
	305.318	301.107
Pasivo y patrimonio		
Pasivo circulante:		
Préstamos y obligaciones financieras a corto plazo	21.216	12.290
Efectos y cuentas por pagar	34.194	37.903
Acumulaciones para el personal	3.857	3.749
Intereses y otras acumulaciones	19.559	21.104
Dividendos decretados	963	-
Total pasivo circulante	79.789	75.046
Préstamos y obligaciones financieras a largo plazo	2.952	6.261
Acumulación para indemnizaciones laborales, neta de anticipos	5.545	5.180
Otros pasivos y acumulaciones	1.934	1.202
Dividendos preferidos	-	2.666
Total pasivo	90.220	90.355
Intereses minoritarios	4.324	4.923
Patrimonio	210.774	205.829
	305.318	301.107

CORIMON, C.A. Y SUS FILIALES

ESTADO CONSOLIDADO DE RESULTADOS

Seis meses finalizados el 31 de mayo de 2006 y 2005

(En millones de bolívares constantes
31 de mayo de 2006)

	2006	2005
Ventas netas	109.937	105.614
Costo de ventas	87.689	78.499
Utilidad bruta	22.248	27.115
Gastos de ventas	14.639	12.520
Gastos de administración y generales	8.930	9.829
Utilidad (pérdida) en operaciones	(1.321)	4.766
Costo integral de financiamiento:		
Gastos financieros, neto	(1.939)	(2.684)
Utilidad en cambio, neta	-	704
Beneficio (pérdida) por posición monetaria neta	(405)	1.132
	(2.344)	(848)
Otros ingresos, neto	1.447	96
Utilidad (pérdida) antes de los siguientes renglones	(2.218)	4.014
Participación de accionistas minoritarios	340	291
Impuestos	(2.217)	(3.096)
Utilidad (pérdida) neta	(4.095)	1.209

* Reestruturado para fines comparativos

Corimon, C.A. y sus filiales
Estado Consolidado de Flujos de Efectivo
Seis meses finalizados el 31 de mayo de 2006 y 2005

(En millones de bolívares constantes al
31 de mayo de 2006)

	2006	2005 *
FLUJOS DE EFECTIVO POR ACTIVIDADES OPERACIONALES:		
Utilidad neta	(4.095)	1.209
Ajustes para conciliar la pérdida neta con el efectivo neto provisto por (usado en) actividades operacionales -		
Depreciación y amortización	6.923	7.639
Provisiones para cuentas de cobro dudoso y obsolescencia de inventarios	(1.847)	343
Ganancia por posición monetaria neta, fluctuación en cambio	(228)	(896)
Acumulación para indemnizaciones laborales, neto de anticipos y pagos	123	333
Participación de accionistas minoritarios	(266)	(121)
Ajuste por traducción	(535)	458
	4.170	7.756
Variación neta en los activos y pasivos operacionales -		
Efectos y cuentas por cobrar	30.403	14.004
Existencias	3.549	(2.458)
Depósitos a plazo fijo	1.289	(1.108)
Gastos pagados por anticipado	(55)	(853)
Efectos y cuentas por pagar	(19.812)	(5.491)
Acumulaciones para el personal, intereses y otras	(2.668)	(3.399)
Dividendos decretados	4.666	116
	17.372	811
Efectivo neto provisto por (usado en) actividades operacionales	17.447	9.776
FLUJOS DE EFECTIVO POR ACTIVIDADES DE INVERSION:		
Activo fijo neto	1.021	(901)
Variación neta en inversiones, cuentas por cobrar y otros	(1.119)	(2)
Efectivo neto (usado en) provisto por actividades de inversión	(98)	(903)
FLUJOS DE EFECTIVO DE ACTIVIDADES DE FINANCIAMIENTO:		
Nueva deuda	15.505	4.552
Pago de préstamos y obligaciones financiras, neto	(31.447)	(15.780)
Efectivo neto provisto por actividades de financiamiento	(15.942)	(11.228)
EFECTIVO Y SUS EQUIVALENTES		
Aumento (disminución) neto	1.407	(2.355)
Al principio del año	9.081	10.023
Al final del año	10.488	7.668

* Reestructurado para fines comparativos

Corimon, C.A. y sus Filiales

Estado Consolidado de Movimientos en las Cuentas de Patrimonio

Seis meses finalizados el 31 de mayo de 2006

	Capital social				Exceso del valor neto en libros sobre el costo de acciones de filiales	Ajuste acumulado por traducción	Resultado por tenencia de activos no monetarios (RETANM)	Reserva legal	Déficit	Total
(En millones de bolívares constantes al 31 de mayo de 2006	Valor Nominal y legal	Actualización	Acciones en tesorería	Prima en emisión de acciones actualizada						
Saldos al 30 de noviembre de 2005	75.368	55.040	(118)	1.694	17.413	10.868	(1.159)	39.470	19.207	217.783
Aumento de capital	3.083									3.083
Dividendos									(4.666)	(4.666)
Utilidad neta									(4.095)	(4.095)
Ajuste por traducción						(535)				(535)
Efecto por tenencia de activos no monetarios							(796)			(796)
Saldos al 31 de mayo de 2006	78.451	55.040	(118)	1.694	17.413	10.333	(1.955)	39.470	10.446	210.774

Item #33

RECEIVED

Caracas, September 25, 2006

REPUBLICA BOLIVARIANA DE VENEZUELA
Inglés - Castellano
G.O. N° 37.475

To
Bolsa de Valores de Caracas
Fax: 905.5835

Attn. Mr Nelson Ortiz
President

Dear Sirs:

We hereby inform you that the Board of Directors of Corimon, C.A., in its session held on September twenty-five (25), 2006 and ending at 6:00 p.m., in virtue of the power granted by the Shareholders' Meeting of the company held on February twenty-four (24), 2006 that declared a dividend in shares on the basis of twenty-five (25) shares held, all charged to the account of Retained Earnings, in compliance with Resolution No. 110-2004, dated August 11, 2004, issued by the National Securities Commission, established as follows regarding the dates of payment of such dividend:

1) Deadline for Transaction with Profit: Thursday, October 5, 2006.
2) Effective Date for the Registration of Profit: Wednesday, October 11, 2006.

Such dividend in shares will be assigned to each shareholder in proportion to the number of shares they held, from the Effective Date for the Registration of Profit at bank Venezolano de Crédito, Banco Universal, Transfer Agent of the company, Securities Department, located at Avenida Alameda, San Bernardino, Caracas, Venezuela.

Regarding the fractional shares resulting from the distribution of the dividend in shares, shareholders of the company may negotiate them among themselves within a period of ten (10) business days from the Effective Date for the Registration of Profit. Upon the expiration of the abovementioned period of ten (10) days, the fractional shares resulting from the distribution of the dividend in shares which have not been negotiated among shareholders shall be acquired by Inversiones Coremple, C.A., shareholder of Corimon C.A., and paid at the value of issue.

A notice of this information will be published in newspapers El Nacional and El Universal on May 8, 2006.

Being there no further matters to discuss, please receive our best regards.

Sincerely,

Angel Rodríguez Castro
Secretary
Corimon, C.A.

REPUBLICA BOLIVARIANA DE VENEZUELA
Ingles - Castellano
G.O. Nº 37.475

CORIMON

Caracas, 25 de septiembre de 2006

Sres.
Bolsa de Valores de Caracas
Presente.-
Fax: 905-5835

Attn. Señor Nelson Ortiz
Presidente

Estimados señores:

Por medio de la presente se les informa que la Junta Directiva de Corimon, C.A., en su sesión del día veinticinco (25) de septiembre de 2006, finalizada a las 6:00 p.m., actuando por delegación de la Asamblea de Accionistas de la compañía celebrada el día veinticuatro (24) de febrero de 2006, la cual decretó un dividendo en acciones a razón de una acción por cada veinticinco (25) acciones en tenencia, todo ello con cargo a la cuenta Utilidades No Distribuidas, dando cumplimiento a la Resolución No. 110-2004, de fecha 11 de agosto de 2004, emitida por la Comisión Nacional de Valores, fijó sobre la fecha de pago de dicho dividendo, lo siguiente:

1) Fecha Límite de Transacción con Beneficio: Jueves, 5 de octubre de 2006
2) Fecha Efectiva de Registro del Beneficio: Miércoles, 11 de octubre de 2006

El dividendo en acciones será adjudicado a cada uno de los accionistas de la empresa, en proporción al número de acciones en tenencia, a partir de la Fecha Efectiva de Registro del Beneficio por el Venezolano de Crédito, S.A, Banco Universal, Agente de Traspaso de la empresa, en la Avenida Alameda, Torre EDC, Nivel AP-3, San Bernardino, Caracas, Venezuela.

En cuanto a las fracciones de acciones que resultaren del decreto del dividendo en acciones, los accionistas de la compañía podrán negociarlas entre sí, dentro de un plazo de diez (10) días hábiles contados a partir de la Fecha Efectiva de Registro del Beneficio. Vencido el mencionado lapso de diez (10) días, las fracciones resultantes del reparto del dividendo en acciones, no negociadas entre sí por los accionistas, serán adquiridas por la sociedad mercantil Inversiones Coremple, C.A, accionista de Corimon, C.A. y pagadas al valor de emisión.

Un aviso contentivo de la presente información será publicado en los diarios El Nacional y El Universal, el día 27 de septiembre de 2006.

Sin más a que hacer referencia, aprovecho la oportunidad de enviarle un cordial saludo.

Atentamente,

Angel Rodríguez Castro
Secretario
Corimon, C.A.

CORIMON, C.A., S.A.C.A., Calle Hans Neumann, Edif. Corimon, Los Cortijos de Lourdes, Caracas 1071, VENEZUELA
Telfs.: 400.55.55. Fax: 400.00.02.RIF: J-000256411- NIT: 0036613939
Capital Autorizado: Bs. 97.973.322.800,00 - Capital Suscrito y Pagado: Bs.75.368.354.800,00 - www.corimon.com

Item #34

Caracas, September 25, 2006

To
Caja Venezolana de Valores
Fax: 952.0336

Attn. Karen Alvarado
Operations

Dear Sirs:

We hereby inform you that the Board of Directors of Corimon, C.A., in its session held on September twenty-five (25), 2006 and ending at 6:00 p.m., in virtue of the power granted by the Shareholders' Meeting of the company held on February twenty-four (24), 2006 that declared a dividend in shares on the basis of twenty-five (25) shares held, all charged to the account of Retained Earnings, in compliance with Resolution No. 110-2004, dated August 11, 2004, issued by the National Securities Commission, established as follows regarding the dates of payment of such dividend:

1) Deadline for Transaction with Profit: Thursday, October 5, 2006.
2) Effective Date for the Registration of Profit: Wednesday, October 11, 2006.

Such dividend in shares will be assigned to each shareholder in proportion to the number of shares they held, from the Effective Date for the Registration of Profit at bank Venezolano de Crédito, Banco Universal, Transfer Agent of the company, Securities Department, located at Avenida Alameda, San Bernardino, Caracas, Venezuela.

Regarding the fractional shares resulting from the distribution of the dividend in shares, shareholders of the company may negotiate them among themselves within a period of ten (10) business days from the Effective Date for the Registration of Profit. Upon the expiration of the abovementioned period of ten (10) days, the fractional shares resulting from the distribution of the dividend in shares which have not been negotiated among shareholders shall be acquired by Inversiones Coremple, C.A., shareholder of Corimon C.A., and paid at the value of issue.

A notice of this information will be published in newspapers El Nacional and El Universal on May 8, 2006.

Being there no further matters to discuss, please receive our best regards.

Sincerely,

Angel Rodríguez Castro
Secretary
Corimon, C.A.

REPUBLICA BOLIVARIANA DE VENEZUELA
Morales Parra
Ingles - Castellano
G.O. N° 37.475

CORIMON

Caracas, 25 de septiembre de 2006

Sres.
Caja Venezolana de Valores
Presente.-
Fax: 952-0336

Attn. Karen Alvarado
Operaciones

Por medio de la presente se les informa que la Junta Directiva de Corimon, C.A., en su sesión del día veinticinco (25) de septiembre de 2006, finalizada a las 6:00 p.m., actuando por delegación de la Asamblea de Accionistas de la compañía celebrada el día veinticuatro (24) de febrero de 2006, la cual decretó un dividendo en acciones a razón de una acción por cada veinticinco (25) acciones en tenencia, todo ello con cargo a la cuenta Utilidades No Distribuidas, dando cumplimiento a la Resolución No. 110-2004, de fecha 11 de agosto de 2004, emitida por la Comisión Nacional de Valores, fijó sobre la fecha de pago de dicho dividendo, lo siguiente:

1) Fecha Límite de Transacción con Beneficio: Jueves, 5 de octubre de 2006
2) Fecha Efectiva de Registro del Beneficio: Miércoles, 11 de octubre de 2006

El dividendo en acciones será adjudicado a cada uno de los accionistas de la empresa, en proporción al número de acciones en tenencia, a partir de la Fecha Efectiva de Registro del Beneficio por el Venezolano de Crédito, S.A, Banco Universal, Agente de Traspaso de la empresa, en la Avenida Alameda, Torre EDC, Nivel AP-3, San Bernardino, Caracas, Venezuela.

En cuanto a las fracciones de acciones que resultaren del decreto del dividendo en acciones, los accionistas de la compañía podrán negociarlas entre sí, dentro de un plazo de diez (10) días hábiles contados a partir de la Fecha Efectiva de Registro del Beneficio. Vencido el mencionado lapso de diez (10) días, las fracciones resultantes del reparto del dividendo en acciones, no negociadas entre sí por los accionistas, serán adquiridas por la sociedad mercantil Inversiones Coremple, C.A, accionista de Corimon, C.A. y pagadas al valor de emisión.

Un aviso contentivo de la presente información será publicado en los diarios El Nacional y El Universal, el día 27 de septiembre de 2006.

Sin más a que hacer referencia, aprovecho la oportunidad de enviarle un cordial saludo.

Atentamente,

Angel Rodríguez Castro
Secretario
Corimon, C.A.

CORIMON, C.A., S.A.C.A., Calle Hans Neumann, Edif. Corimon, Los Cortijos de Lourdes, Caracas 1071, VENEZUELA
Telfs.: 400.55.55. Fax: 400.00.02.RIF: J-000256411- NIT: 0036613939
Capital Autorizado: Bs. 97.973.322.800,00 - Capital Suscrito y Pagado: Bs.75.368.354.800,00 - www.corimon.com

Item #35

RECEIVED

2007 AUG 16 A 10: 07

Caracas, September 25, 2006

To
Comisión Nacional de Valores
Fax: 762.9975

Attn. Fernando de Candia Ochoa
President

Dear Sirs:

We hereby inform you that the Board of Directors of Corimon, C.A., in its session held on September twenty-five (25), 2006 and ending at 6:00 p.m., in virtue of the power granted by the Shareholders' Meeting of the company held on February twenty-four (24), 2006 that declared a dividend in shares on the basis of twenty-five (25) shares held, all charged to the account of Retained Earnings, in compliance with Resolution No. 110-2004, dated August 11, 2004, issued by the National Securities Commission, established as follows regarding the dates of payment of such dividend:

1) Deadline for Transaction with Profit: Thursday, October 5, 2006.
2) Effective Date for the Registration of Profit: Wednesday, October 11, 2006.

Such dividend in shares will be assigned to each shareholder in proportion to the number of shares they held, from the Effective Date for the Registration of Profit at bank Venezolano de Crédito, Banco Universal, Transfer Agent of the company, Securities Department, located at Avenida Alameda, San Bernardino, Caracas, Venezuela.

Regarding the fractional shares resulting from the distribution of the dividend in shares, shareholders of the company may negotiate them among themselves within a period of ten (10) business days from the Effective Date for the Registration of Profit. Upon the expiration of the abovementioned period of ten (10) days, the fractional shares resulting from the distribution of the dividend in shares which have not been negotiated among shareholders shall be acquired by Inversiones Coremple, C.A., shareholder of Corimon C.A., and paid at the value of issue.

A notice of this information will be published in newspapers El Nacional and El Universal on May 8, 2006.

Being there no further matters to discuss, please receive our best regards.

Sincerely,

Angel Rodríguez Castro
Secretary
Corimon, C.A.

CORIMON

COMISIÓN NACIONAL DE VALORES

2006 SEP 26 PM 2: 17

RECIBIDO

Caracas, 25 de septiembre de 2006

Sres.
Comisión Nacional de Valores
Presente.-
Fax: 762-9975

Attn. Doctor Fernando de Candia Ochoa
Presidente

Estimados señores:

Por medio de la presente se les informa que la Junta Directiva de Corimon, C.A., en su sesión del día veinticinco (25) de septiembre de 2006, finalizada a las 6:00 p.m., actuando por delegación de la Asamblea de Accionistas de la compañía celebrada el día veinticuatro (24) de febrero de 2006, la cual decretó un dividendo en acciones a razón de una acción por cada veinticinco (25) acciones en tenencia, todo ello con cargo a la cuenta Utilidades No Distribuidas, dando cumplimiento a la Resolución No. 110-2004, de fecha 11 de agosto de 2004, emitida por la Comisión Nacional de Valores, fijó sobre la fecha de pago de dicho dividendo, lo siguiente:

1) Fecha Límite de Transacción con Beneficio: Jueves, 5 de octubre de 2006
2) Fecha Efectiva de Registro del Beneficio: Miércoles, 11 de octubre de 2006

El dividendo en acciones será adjudicado a cada uno de los accionistas de la empresa, en proporción al número de acciones en tenencia, a partir de la Fecha Efectiva de Registro del Beneficio por el Venezolano de Crédito, S.A, Banco Universal, Agente de Traspaso de la empresa, en la Avenida Alameda, Torre EDC, Nivel AP-3, San Bernardino, Caracas, Venezuela.

En cuanto a las fracciones de acciones que resultaren del decreto del dividendo en acciones, los accionistas de la compañía podrán negociarlas entre sí, dentro de un plazo de diez (10) días hábiles contados a partir de la Fecha Efectiva de Registro del Beneficio. Vencido el mencionado lapso de diez (10) días, las fracciones resultantes del reparto del dividendo en acciones, no negociadas entre sí por los accionistas, serán adquiridas por la sociedad mercantil Inversiones Coremple, C.A, accionista de Corimon, C.A. y pagadas al valor de emisión.

Un aviso contentivo de la presente información será publicado en los diarios El Nacional y El Universal, el día 27 de septiembre de 2006.

Sin más a que hacer referencia, aprovecho la oportunidad de enviarle un cordial saludo.

Atentamente,

Angel Rodríguez Castro
Secretario
Corimon, C.A.

Item #36

RECEIVED Caracas, September 25, 2006

2007 AUG 16 A 10:40

To
Venezolano de Crédito, Banco Universal
Fax: 806.6503

To the attention of: Angel Godon
Transfer Agent

Dear Sirs:

We hereby inform you that the Board of Directors of Corimon, C.A., in its session held on September twenty-five (25), 2006 and ending at 6:00 p.m., in virtue of the power granted by the Shareholders' Meeting of the company held on February twenty-four (24), 2006 that declared a dividend in shares on the basis of twenty-five (25) shares held, all charged to the account of Retained Earnings, in compliance with Resolution No. 110-2004, dated August 11, 2004, issued by the National Securities Commission, established as follows regarding the dates of payment of such dividend:

1) Deadline for Transaction with Profit: Thursday, October 5, 2006.
2) Effective Date for the Registration of Profit: Wednesday, October 11, 2006.

Such dividend in shares will be assigned to each shareholder in proportion to the number of shares they held, from the Effective Date for the Registration of Profit at bank Venezolano de Crédito, Banco Universal, Transfer Agent of the company, Securities Department, located at Avenida Alameda, San Bernardino, Caracas, Venezuela.

Regarding the fractional shares resulting from the distribution of the dividend in shares, shareholders of the company may negotiate them among themselves within a period of ten (10) business days from the Effective Date for the Registration of Profit. Upon the expiration of the abovementioned period of ten (10) days, the fractional shares resulting from the distribution of the dividend in shares which have not been negotiated among shareholders shall be acquired by Inversiones Corempie, C.A., shareholder of Corimon C.A., and paid at the value of issue.

A notice of this information will be published in newspapers El Nacional and El Universal on May 8, 2006.

Being there no further matters to discuss, please receive our best regards.

Sincerely,

Angel Rodríguez Castro
Secretary
Corimon, C.A.

REPUBLICA BOLIVARIANA DE VENEZUELA
Morales Parra
Ingles - Castellano
G.O. N° 37.475

CORIMON

Caracas, 25 de septiembre de 2006

Srcs.
Venezolano de Crédito, Banco Universal
Presente.-
Fax: 806-6503

Attn. Angel Godón
Traspaso

Estimados señores:

Por medio de la presente se les informa que la Junta Directiva de Corimon, C.A., en su sesión del día veinticinco (25) de septiembre de 2006, finalizada a las 6:00 p.m., actuando por delegación de la Asamblea de Accionistas de la compañía celebrada el día veinticuatro (24) de febrero de 2006, la cual decretó un dividendo en acciones a razón de una acción por cada veinticinco (25) acciones en tenencia, todo ello con cargo a la cuenta Utilidades No Distribuidas, dando cumplimiento a la Resolución No. 110-2004, de fecha 11 de agosto de 2004, emitida por la Comisión Nacional de Valores, fijó sobre la fecha de pago de dicho dividendo, lo siguiente:

1) Fecha Límite de Transacción con Beneficio: Jueves, 5 de octubre de 2006
2) Fecha Efectiva de Registro del Beneficio: Miércoles, 11 de octubre de 2006

El dividendo en acciones será adjudicado a cada uno de los accionistas de la empresa, en proporción al número de acciones en tenencia, a partir de la Fecha Efectiva de Registro del Beneficio por el Venezolano de Crédito, S.A, Banco Universal, Agente de Traspaso de la empresa, en la Avenida Alameda, Torre EDC, Nivel AP-3, San Bernardino, Caracas, Venezuela.

En cuanto a las fracciones de acciones que resultaren del decreto del dividendo en acciones, los accionistas de la compañía podrán negociarlas entre sí, dentro de un plazo de diez (10) días hábiles contados a partir de la Fecha Efectiva de Registro del Beneficio. Vencido el mencionado lapso de diez (10) días, las fracciones resultantes del reparto del dividendo en acciones, no negociadas entre sí por los accionistas, serán adquiridas por la sociedad mercantil Inversiones Coremple, C.A, accionista de Corimon, C.A. y pagadas al valor de emisión.

Un aviso contentivo de la presente información será publicado en los diarios El Nacional y El Universal, el día 27 de septiembre de 2006.

Sin más a que hacer referencia, aprovecho la oportunidad de enviarle un cordial saludo.

Atentamente,

Angel Rodríguez Castro
Secretario
Corimon, C.A.

Item #37

"CORIMON, C.A."
SUBSCRIBED AND PAID-IN CAPITAL: BS. 78,383,090,000.00
CARACAS, VENEZUELA

NOTICE TO SHAREHOLDERS
DIVIDEND

The shareholders of Corimon, C.A. are hereby notified that the board of directors of the company, in its session held on September twenty-five (25), 2006, in virtue of the power granted by the Shareholders' Meeting of the company held on February twenty-four (24), 2006 that declared a dividend in shares on the basis of twenty-five (25) shares held, all charged to the account of Retained Earnings, in compliance with Resolution No. 110-2004, dated August 11, 2004, issued by the National Securities Commission, notifies as follows regarding the dates of payment of such dividend:

1) Deadline for Transaction with Profit: Thursday, October 5, 2006.
2) Effective Date for the Registration of Profit: Wednesday, October 11, 2006.

The dividend in shares will be assigned to each shareholder of the company in proportion to the shares they held, from the Effective Date for the Registration of Profit at bank Venezolano de Crédito, Banco Universal, Transfer Agent of the company, Securities Department, located at Avenida Alameda, San Bernardino, Caracas, Venezuela.

Regarding the fractional shares resulting from the distribution of the dividend in shares, shareholders of the company may negotiate them among themselves within a period of ten (10) business days from the Effective Date for the Registration of Profit. Upon the expiration of the abovementioned period of ten (10) days, the fractional shares resulting from the distribution of the dividend in shares which have not been negotiated among shareholders shall be acquired by Inversiones Coremple, C.A., shareholder of Corimon C.A., and paid at the value of issue.

Note: The National Securities Commission, through its Resolution No. 043-2006, approved the registration at the National Securities Registration of six hundred two thousand nine hundred forty-seven (602,947) common nominative shares, having a par value of five thousand bolivares (Bs. 5,000.00) each, for increasing the company's capital stock to the amount of three thousand fourteen million seven hundred thirty-five thousand bolivares (Bs. 3,014,735,000.00), pursuant to the approval of the Regular Meeting of Shareholders held on February 24, 2006.

Caracas, September 27, 2006.

By the Board of Directors
Carlos Gill Ramírez
Chairman of the Board of Directors

CORIMON, C.A.

CAPITAL SUSCRITO Y PAGADO: BS. 78.383.090.000,00
CARACAS, VENEZUELA

AVISO A LOS ACCIONISTAS
DIVIDENDO

Se participa a los señores accionistas de Corimon, C.A., que la Junta Directiva de la empresa, en su sesión del día veinticinco (25) de septiembre de 2006, actuando por delegación de la Asamblea de Accionistas de la compañía celebrada el día veinticuatro (24) de febrero de 2006, la cual decretó un dividendo en acciones a razón de una acción por cada veinticinco (25) acciones en tenencia, todo ello con cargo a la cuenta Utilidades No Distribuidas, dando cumplimiento a la Resolución No. 110-2004, de fecha 11 de agosto de 2004, emitida por la Comisión Nacional de Valores, sobre la fecha de pago de dicho dividendo, informa:

1) Fecha Límite de Transacción con Beneficio:
Jueves, 5 de octubre de 2006
2) Fecha Efectiva de Registro del Beneficio:
Miércoles, 11 de octubre de 2006

El dividendo en acciones será adjudicado a cada uno de los accionistas de la empresa, en proporción al número de acciones en tenencia, a partir de la Fecha Efectiva de Registro del Beneficio por el Venezolano de Crédito, S.A, Banco Universal, Agente de Traspaso de la empresa, en la Avenida Alameda, Torre EDC, Nivel AP-3, San Bernardino, Caracas, Venezuela.

En cuanto a las fracciones de acciones que resultaren del decreto del dividendo en acciones, los accionistas de la compañía podrán negociarlas entre sí, dentro de un plazo de diez (10) días hábiles contados a partir de la Fecha Efectiva de Registro del Beneficio. Vencido el mencionado lapso de diez (10) días, las fracciones resultantes del reparto del dividendo en acciones, no negociadas entre sí por los accionistas, serán adquiridas por la sociedad mercantil Inversiones Corempie, C.A, accionista de Corimon, C.A. y pagadas al valor de emisión.

Nota: La Comisión Nacional de Valores, en su Resolución N° 043-2006, aprobó la inscripción en el Registro Nacional de Valores de las seiscientas dos mil novecientas cuarenta y siete (602.947) acciones comunes nominativas, con un valor nominal de cinco mil bolívares (Bs. 5.000,00) cada una, destinadas al aumento de capital social de la empresa, por un monto de tres mil catorce millones setecientos treinta y cinco mil bolívares (Bs. 3.014.735.000,00), conforme a lo aprobado en la Asamblea General Ordinaria de Accionistas celebrada 24 de febrero de 2006.

Caracas, 27 de septiembre de 2006.

Por la Junta Directiva
Carlos Gill Ramírez
Presidente de la Junta Directiva

Item #38

CORIMON, C.A. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
August 31st, 2006 and 2005

(Millions of constant bolivars
as of August 31st, 2006)

	2006	2005
Assets		
Current Assets		
Cash and deposits	6,878	10,703
Time deposits	1,032	2,825
Notes and accounts receivable	87,266	86,973
Inventories	58,019	60,679
Deposits in guarantee	5,674	6,388
Prepaid expenses	2,751	3,356
Total currents assets	161,620	170,924
Fixed assets	150,697	177,548
Long-term account receivables	10,006	13,666
Deferred charges and other assets	13,666	10,334
Goodwill	252	897
	336,241	373,369
Liabilities and Shareholdres' Equity		
Current liabilities		
Short-term loans and debt	25,656	30,097
Notes and account payable	43,408	53,705
Accrued wages and salaries	5,545	5,198
Interest and other accruals	25,873	29,646
Declared dividends	963	-
Total current liabilities	101,445	118,646
Long-term loans and debt	3,770	6,777
Accrual for employees termination benefits, net of advances	5,590	5,828
Other liabilities and accruals	1,028	1,217
Preferred dividends	-	2,885
Total liabilities	111,833	135,353
Minority interests	4,336	5,232
Shareholders' equity	220,072	232,786
	336,241	373,371

CORIMON, C.A. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

Nine-month period ended august 31st, 2006 and 2005

(Millions of constant bolivars as of august 31st, 2006)

	2006	2005
Net sales	203,123	195,434
Cost of sales	159,170	143,897
Gross income	43,953	51,537
Selling expenses	25,799	22,378
Administrative and general expenses	14,369	16,871
Operating income (loss)	3,785	12,288
Full financing expense		
Interest expense, net	(2,829)	(3,890)
Utilidad en cambio, neta	-	750
Gain from net monetary position	(959)	1,638
	(3,788)	(1,502)
Other income, net	851	123
Income (loss) before the following items	848	10,909
Minority interests	505	375
Taxes	(3,455)	(3,796)
Net Income (loss)	(2,102)	7,488

Corimon, C.A. and its subsidiaries

Consolidated Statment of Shareholders' Equity

Nine-month period ended august 31st, 2006

(Millions of constant bolivars as of august 31st, 2006)	Capital stock Nominal	Capital stock Inflation Adjustment	Treasury stock	Restated share premium	Premium on book value over the cost of subsidiaries' shares	Cumulative translation adjustment	Reuslt from holding nonmonetary assets (RETANM)	Legal Reserve	Déficit	Total
Balances as of november 30th, 2006	75,368	69,186	(131)	1,878	19,303	12,047	(1,285)	43,753	21,291	241,410
Capital increase	3,286									3,286
Dividends									(4,974)	(4,974)
Net Income									(2,102)	(2,102)
Translation adjustment						(1,499)				(1,499)
Result from holding nonmonetary assets							(6,771)			(6,771)
Balances as of august 31st, 2006	78,654	69,186	(131)	1,878	19,303	10,548	(8,056)	43,753	14,215	229,350

Corimon, C.A. and its subsidiaries
Consolidated Statment of Cash Flows
Nine-month period ended august 31st, 2006 and 2005

(Millions of constant bolivars as of
august 31st, 2006)

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	(2.102)	7.488
Adjustments to reconcile net loss to net cash provided by (used in) operating activities -		
Depreciation and amortization	10.299	12.012
Provisions for doubtful accounts and inventory obsolescence	(2.127)	479
Gain from net monetary position, exchange gains and losses	(7.406)	1.790
Accrual for employee termination benefits, net of advances and payments	167	561
Minority interests	(558)	(223)
Translation adjustment	(1.499)	106
	(1.124)	14.725
Net change in operating assets and liabilities -		
Notes and accounts receivable	7.318	(17.796)
Inventories	3.496	(9.891)
Time deposits	1.361	(1.111)
Prepaid expenses	(763)	(1.701)
Notes and accounts payable	(14.158)	6.124
Accrued wages and salaries, interest and other	3.619	2.681
	873	(21.694)
Net cash provided by (used in) operating activities	(2.353)	519
CASH FLOWS FROM INVESTING ACTIVITIES		
Fixed assets	(1.684)	(1.714)
Net change in investments, receivables and other	(536)	(2.806)
Net cash provided by (used in) investing activities	(2.220)	(4.520)
CASH FLOWS FROM FINANCING ACTIVITIES		
Debt issuance	23.085	23.739
Debt payment	(33.715)	(19.878)
Capital raise	(3.286)	-
Dividends declared	4.974	-
Net cash provided by (used in) financing activities	(8.942)	3.861
CASH AND CASH EQUIVALENTS		
Net increase (decrease)	(13.515)	(140)
At the beginning of the year	20.393	10.432
At the end of the year	6.878	10.292

CORIMON, C.A. Y SUS FILIALES

BALANCE GENERAL CONSOLIDADO

31 de agosto de 2006 y 2005

(Millones de bolívares constantes
al 31 de agosto de 2006)

	2006	2005 *
Activo		
Activo circulante:		
Efectivo y colocaciones	6,878	10,292
Depósito a plazo fijo	1,032	2,717
Efectos y cuentas por cobrar, neto	87,266	83,631
Inventarios, neto	58,019	58,347
Depósitos en garantía	5,674	6,143
Gastos pagados por anticipado	2,751	3,227
Total activo circulante	161,620	164,357
Propiedades, plantas y equipos, neto	150,697	170,724
Cuentas por cobrar a largo plazo	10,006	13,141
Cargos diferidos y otros activos	13,666	9,937
Plusvalía	252	863
	336,241	359,022
Pasivo y patrimonio		
Pasivo circulante:		
Préstamos y obligaciones financieras a corto plazo	25,656	28,940
Efectos y cuentas por pagar	43,408	51,641
Acumulaciones para el personal	5,545	4,998
Intereses y otras acumulaciones	25,873	28,535
Dividendos decretados	963	-
Total pasivo circulante	101,445	114,114
Préstamos y obligaciones financieras a largo plazo	3,770	6,517
Acumulación para indemnizaciones laborales, neta de anticipos	5,590	5,604
Otros pasivos y acumulaciones	1,028	1,171
Dividendos preferidos	-	2,774
Total pasivo	111,833	130,180
Intereses minoritarios	4,336	5,031
Patrimonio	220,072	223,811
	336,241	359,022

* Reestructurado para fines comparativos

CORIMON, C.A. Y SUS FILIALES
ESTADO CONSOLIDADO DE RESULTADOS
Nueve meses finalizados el 31 de agosto de 2006 y 2005

(En millones de bolívares constantes
31 de agosto de 2006)

	2006	2005
Ventas netas	203,123	195,434
Costo de ventas	159,170	143,897
Utilidad bruta	43,953	51,537
Gastos de ventas	25,799	22,378
Gastos de administración y generales	14,369	16,871
Utilidad en operaciones	3,785	12,288
Costo integral de financiamiento:		
Gastos financieros, neto	(2,829)	(3,890)
Utilidad en cambio, neta	-	750
Beneficio por posición monetaria neta	(959)	1,638
	(3,788)	(1,502)
Otros ingresos, neto	851	123
Utilidad antes de los siguientes renglones	848	10,909
Participación de accionistas minoritarios	505	375
Impuestos	(3,455)	(3,796)
Utilidad (pérdida) neta	(2,102)	7,488

* Reestruturado para fines comparativos

Corimon, C.A. y sus Filiales
Estado Consolidado de Movimientos en las Cuentas de Patrimonio
Nueve meses finalizados el 31 de agosto de 2006

(En millones de bolívares constantes al 31 de agosto de 2006	Capital social: Valor Nominal y legal	Capital social: Actualización	Acciones en tesorería	Prima en emisión de acciones actualizada	Exceso del valor neto en libros sobre el costo de acciones de filiales	Ajuste acumulado por traducción	Resultado por tenencia de activos no monetarios (RETANM)	Reserva legal	Déficit	Total
Saldos al 30 de noviembre de 2005	75,368	63,631	(126)	1,805	18,561	11,584	(1,236)	42,072	20,473	232.132
Aumento de capital	3,286									3,286
Dividendos									(4,974)	(4,974)
Pérdida neta									(2,102)	(2,102)
Ajuste por traducción						(1,499)				(1,499)
Efecto por tenencia de activos no monetarios							(6,771)			(6,771)
Saldos al 31 de agosto de 2006	78,654	63,631	(126)	1,805	18,561	10,085	(8,007)	42,072	13,397	220,072

FAVOR DEVOLVER FIRMADA Y ... CORIMON

Corimon, C.A. y sus filiales
Estado Consolidado de Flujos de Efectivo
Nueve meses finalizados el 31 de agosto de 2006 y 2005

(En millones de bolívares constantes al
31 de agosto de 2006)

	2006	2005 *
FLUJOS DE EFECTIVO POR ACTIVIDADES OPERACIONALES:		
Utilidad (pérdida) neta	(2,102)	7,488
Ajustes para conciliar la pérdida neta con el efectivo neto provisto por (usado en) actividades operacionales -		
Depreciación y amortización	10,299	12,012
Provisiones para cuentas de cobro dudoso y obsolescencia de inventarios	(2,127)	479
Ganancia por posición monetaria neta, fluctuación en cambio y retanm	(7,406)	1,790
Acumulación para indemnizaciones laborales, neto de anticipos y pagos	167	561
Participación de accionistas minoritarios	(558)	(223)
Ajuste por traducción	(1,499)	106
	(1,124)	14,725
Variación neta en los activos y pasivos operacionales -		
Efectos y cuentas por cobrar	7,318	(17,796)
Existencias	3,496	(9,891)
Depósitos a plazo fijo	1,361	(1,111)
Gastos pagados por anticipado	(763)	(1,701)
Efectos y cuentas por pagar	(14,158)	6,124
Acumulaciones para el personal, intereses y otras	3,619	2,681
	873	(21,694)
Efectivo neto provisto por (usado en) actividades operacionales	(2,353)	519
FLUJOS DE EFECTIVO POR ACTIVIDADES DE INVERSION:		
Activo fijo neto	(1,684)	(1,714)
Variación neta en inversiones, cuentas por cobrar y otros	(536)	(2,806)
Efectivo neto (usado en) provisto por actividades de inversión	(2,220)	(4,520)
FLUJOS DE EFECTIVO DE ACTIVIDADES DE FINANCIAMIENTO:		
Nueva deuda	23,085	23,739
Pago de préstamos y obligaciones financiras, neto	(33,715)	(19,878)
Aumento de capital	(3,286)	-
Dividendos decretados	4,974	-
Efectivo neto provisto por actividades de financiamiento	(8,942)	3,861
EFECTIVO Y SUS EQUIVALENTES		
Aumento (disminución) neto	(13,515)	(140)
Al principio del año	20,393	10,432
Al final del año	6,878	10,292

* Reestructurado para fines comparativos

Item #39

Caracas, November 2, 2006

To
Nelson Ortiz
President
Bolsa de Valores de Caracas

Dear Mr. Ortiz

For purposes of complying with the Capital Markets Law, we hereby submit the notice of meeting for the Special Shareholders' Meeting of Corimon, C.A. to be published on November 3, 2006 in newspapers "El Universal" and "El Nacional". Such Meeting will have the following agenda:

> Sole item: To consider and resolve upon modifying the company's fiscal year and, consequently, consider and resolve upon modifying Article 26 of the company's Bylaws.

Being there no further matters to discuss, we expect your attendance to the meeting, our best regards.

Sincerely,

Angel Rodríguez Castro
Secretary

CORIMON, C.A.
AUTHORIZED CAPITAL Bs. 97.973.320.000,00
PAID-IN CAPITAL Bs. 78.383.090.000,00
CARACAS, VENEZUELA

NOTICE OF MEETING

The shareholders of Corimon, C.A. are called to an Extraordinary Shareholders' Meeting to be held on November 20th, 2006, at 9:00 a.m. at the Pent-House of the Corimon building, located in Calle Hans Neumann, Los Cortijos de Lourdes, of the city of Caracas, Venezuela, in order to deliberate on the following agenda:

> Consider and resolve upon the change the Company's fiscal year, and based on this result, consider and resolve upon an amendment to Article 26 of the Company's Bylaws.

Caracas, November 3rd, 2006

For the Board of Directors

Carlos Gill Ramírez
President of the Board of Directors

CORIMON

Caracas, 02 de noviembre de 2006

Señor
Nelson Ortiz
Presidente
Bolsa de Valores de Caracas
Ciudad.-

Estimado Sr. Ortiz

A los fines de dar cumplimiento a la Ley de Mercado de Capitales, anexo a la presente le hacemos llegar la convocatoria para la Asamblea General Extraordinaria de Accionistas de Corimon C.A., que será publicada el día 3 de noviembre de 2006 en los periódicos "El Universal" y "El Nacional". En dicha Asamblea se tratará la siguiente agenda:

Unico: Considerar y resolver sobre el cambio del ejercicio fiscal de la sociedad; en consecuencia considerar y resolver sobre la modificación del artículo 26 de los estatutos sociales de la empresa.

Sin otro particular al cual hacer referencia, y esperando contar con su grata presencia, se despide de usted,

Atentamente,

Angel Rodríguez Castro
Secretario

CORIMON, C.A., S.A.C.A., Calle Hans Neumann, Edif. Corimon, Los Cortijos de Lourdes, Caracas 1071, VENEZUELA
Telfs.: 400.55.55. Fax: 400.00.02.RIF: J-000256411- NIT: 0036613939
Capital Autorizado: Bs. 97.973.322.800,00 - Capital Suscrito y Pagado: Bs.75.368.354.800,00 - www.corimon.com

"CORIMON, C.A."
CAPITAL AUTORIZADO: Bs. 97.973.320.000,00
CAPITAL SUSCRITO Y PAGADO: Bs. 78.383.090.000
CARACAS, VENEZUELA

CONVOCATORIA

Se convoca a los señores accionistas para una Asamblea General Extraordinaria de Corimon, C.A., que se celebrará el día veinte (20) de noviembre de 2006, a las 9:00 a.m., en el Pent- House del edificio Corimon, ubicado en la calle Hans Neumann de Los Cortijos de Lourdes, en la ciudad de Caracas, Venezuela, a fin de tratar la siguiente agenda:

Unico: Considerar y resolver sobre el cambio del ejercicio fiscal de la sociedad; en consecuencia considerar y resolver sobre la modificación del artículo 26 de los estatutos sociales de la empresa.

Caracas, tres (3) de noviembre de 2006

Por la Junta Directiva

Carlos Gill Ramírez

Presidente de la Junta Directiva

Item #40

Caracas, November 2, 2006

To
Karen Alvarado
Operations Manager
Caja Venezolana de Valores

Dear Mrs. Alvarado

For purposes of complying with the Capital Markets Law, we hereby submit the notice of meeting for the Special Shareholders' Meeting of Corimon, C.A. to be published on November 3, 2006 in newspapers "El Universal" and "El Nacional". Such Meeting will have the following agenda:

> Sole item: To consider and resolve upon modifying the company's fiscal year and, consequently, consider and resolve upon modifying Article 26 of the company's Bylaws.

Being there no further matters to discuss, we expect your attendance to the meeting, our best regards.

Sincerely,

Angel Rodríguez Castro
Secretary

CORIMON, C.A.
AUTHORIZED CAPITAL Bs. 97.973.320.000,00
PAID-IN CAPITAL Bs. 78.383.090.000,00
CARACAS, VENEZUELA

NOTICE OF MEETING

The shareholders of Corimon, C.A. are called to an Extraordinary Shareholders' Meeting to be held on November 20th, 2006, at 9:00 a.m. at the Pent-House of the Corimon building, located in Calle Hans Neumann, Los Cortijos de Lourdes, of the city of Caracas, Venezuela, in order to deliberate on the following agenda:

> Consider and resolve upon the change the Company's fiscal year, and based on this result, consider and resolve upon an amendment to Article 26 of the Company's Bylaws.

Caracas, November 3rd, 2006

For the Board of Directors

Carlos Gill Ramírez
President of the Board of Directors

CORIMON

Caracas, 02 de noviembre de 2006

Señora
Karen Alvarado
Gerente de Operaciones
Caja Venezolana de Valores
Ciudad.-

C. V. V.
S.A.
03 NOV 2006
La recepción de este documento no implica la aceptación de su contenido.

Estimada Sra. Alvarado

A los fines de dar cumplimiento a la Ley de Mercado de Capitales, anexo a la presente le hacemos llegar la convocatoria para la Asamblea General Extraordinaria de Accionistas de Corimon C.A., que será publicada el día 3 de noviembre de 2006 en los periódicos "El Universal" y "El Nacional". En dicha Asamblea se tratará la siguiente agenda:

Unico: Considerar y resolver sobre el cambio del ejercicio fiscal de la sociedad; en consecuencia considerar y resolver sobre la modificación del artículo 26 de los estatutos sociales de la empresa.

Sin otro particular al cual hacer referencia, y esperando contar con su grata presencia, se despide de usted,

Atentamente,

Angel Rodríguez Castro
Secretario

"CORIMON, C.A."
CAPITAL AUTORIZADO: Bs. 97.973.320.000,00
CAPITAL SUSCRITO Y PAGADO: Bs. 78.383.090.000
CARACAS, VENEZUELA

CONVOCATORIA

Se convoca a los señores accionistas para una Asamblea General Extraordinaria de Corimon, C.A., que se celebrará el día veinte (20) de noviembre de 2006, a las 9:00 a.m., en el Pent- House del edificio Corimon, ubicado en la calle Hans Neumann de Los Cortijos de Lourdes, en la ciudad de Caracas, Venezuela, a fin de tratar la siguiente agenda:

Unico: Considerar y resolver sobre el cambio del ejercicio fiscal de la sociedad; en consecuencia considerar y resolver sobre la modificación del artículo 26 de los estatutos sociales de la empresa.

Caracas, tres (3) de noviembre de 2006

Por la Junta Directiva

Carlos Gill Ramírez

Presidente de la Junta Directiva

Item #41

Caracas, November 2, 2006

To
Fernando José De Candia Ochoa
President
Comisión Nacional de Valores

Dear Mr. De Candia

For purposes of complying with the Capital Markets Law, we hereby submit the notice of meeting for the Special Shareholders' Meeting of Corimon, C.A. to be published on November 3, 2006 in newspapers "El Universal" and "El Nacional". Such Meeting will have the following agenda:

> Sole item: To consider and resolve upon modifying the company's fiscal year and, consequently, consider and resolve upon modifying Article 26 of the company's Bylaws.

Being there no further matters to discuss, we expect your attendance to the meeting, our best regards.

Sincerely,

Angel Rodríguez Castro
Secretary

CORIMON, C.A.
AUTHORIZED CAPITAL Bs. 97.973.320.000,00
PAID-IN CAPITAL Bs. 78.383.090.000,00
CARACAS, VENEZUELA

NOTICE OF MEETING

The shareholders of Corimon, C.A. are called to an Extraordinary Shareholders' Meeting to be held on November 20th, 2006, at 9:00 a.m. at the Pent-House of the Corimon building, located in Calle Hans Neumann, Los Cortijos de Lourdes, of the city of Caracas, Venezuela, in order to deliberate on the following agenda:

> Consider and resolve upon the change the Company's fiscal year, and based on this result, consider and resolve upon an amendment to Article 26 of the Company's Bylaws.

Caracas, November 3rd, 2006

For the Board of Directors

Carlos Gill Ramírez
President of the Board of Directors

CORIMON

Caracas, 02 de noviembre de 2006

Doctor
Fernando José De Candia Ochoa
Presidente
Comisión Nacional de Valores
Ciudad.-

Estimado Dr. De Candia:

A los fines de dar cumplimiento a la Ley de Mercado de Capitales, anexo a la presente le hacemos llegar la convocatoria para la Asamblea General Extraordinaria de Accionistas de Corimon C.A., que será publicada el día 3 de noviembre de 2006 en los periódicos "El Universal" y "El Nacional". En dicha Asamblea se tratará la siguiente agenda:

Unico: Considerar y resolver sobre el cambio del ejercicio fiscal de la sociedad; en consecuencia considerar y resolver sobre la modificación del artículo 26 de los estatutos sociales de la empresa.

Sin otro particular al cual hacer referencia, y esperando contar con su grata presencia, se despide de usted,

Atentamente,

Angel Rodríguez Castro
Secretario

CORIMON, C.A., S.A.C.A., Calle Hans Neumann, Edif. Corimon, Los Cortijos de Lourdes, Caracas 1071, VENEZUELA
Telfs.: 400.55.55. Fax: 400.00.02.RIF: J-000256411- NIT: 0036613939
Capital Autorizado: Bs. 97.973.322.800,00 - Capital Suscrito y Pagado: Bs.75.368.354.800,00 - www.corimon.com

"CORIMON, C.A."
CAPITAL AUTORIZADO: Bs. 97.973.320.000,00
CAPITAL SUSCRITO Y PAGADO: Bs. 78.383.090.000
CARACAS, VENEZUELA

CONVOCATORIA

Se convoca a los señores accionistas para una Asamblea General Extraordinaria de Corimon, C.A., que se celebrará el día veinte (20) de noviembre de 2006, a las 9:00 a.m., en el Pent- House del edificio Corimon, ubicado en la calle Hans Neumann de Los Cortijos de Lourdes, en la ciudad de Caracas, Venezuela, a fin de tratar la siguiente agenda:

Unico: Considerar y resolver sobre el cambio del ejercicio fiscal de la sociedad; en consecuencia considerar y resolver sobre la modificación del artículo 26 de los estatutos sociales de la empresa.

Caracas, tres (3) de noviembre de 2006

Por la Junta Directiva

Carlos Gill Ramírez

Presidente de la Junta Directiva

Item #42

Caracas, November 2, 2006

To
Angel Godón
Transfer Agent Manager
Banco Venezolano de Crédito

Dear Mr. Godón

For purposes of complying with the Capital Markets Law, we hereby submit the notice of meeting for the Special Shareholders' Meeting of Corimon, C.A. to be published on November 3, 2006 in newspapers "El Universal" and "El Nacional". Such Meeting will have the following agenda:

> Sole item: To consider and resolve upon modifying the company's fiscal year and, consequently, consider and resolve upon modifying Article 26 of the company's Bylaws.

Being there no further matters to discuss, we expect your attendance to the meeting, our best regards.

Sincerely,

Angel Rodríguez Castro
Secretary

CORIMON, C.A.
AUTHORIZED CAPITAL Bs. 97.973.320.000,00
PAID-IN CAPITAL Bs. 78.383.090.000,00
CARACAS, VENEZUELA

NOTICE OF MEETING

The shareholders of Corimon, C.A. are called to an Extraordinary Shareholders' Meeting to be held on November 20th, 2006, at 9:00 a.m. at the Pent-House of the Corimon building, located in Calle Hans Neumann, Los Cortijos de Lourdes, of the city of Caracas, Venezuela, in order to deliberate on the following agenda:

> Consider and resolve upon the change the Company's fiscal year, and based on this result, consider and resolve upon an amendment to Article 26 of the Company's Bylaws.

Caracas, November 3rd, 2006

For the Board of Directors

Carlos Gill Ramírez
President of the Board of Directors

CORIMON

VENEZOLANO DE CREDITO S.A
BANCO UNIVERSAL
GCIA. AGENTE DE TRASPASO
2006 NOV -2 P 4:0
RECIBIDO
NO IMPLICA ACEPTACION
DE SU CONTENIDO

Caracas, 02 de noviembre de 2006

Señor
Angel Godón
Gerente Agente de Traspaso
Banco Venezolano de Crédito
Ciudad.-

Estimado Sr. Godón

A los fines de dar cumplimiento a la Ley de Mercado de Capitales, anexo a la presente le hacemos llegar la convocatoria para la Asamblea General Extraordinaria de Accionistas de Corimon C.A., que será publicada el día 3 de noviembre de 2006 en los periódicos "El Universal" y "El Nacional". En dicha Asamblea se tratará la siguiente agenda:

Unico: Considerar y resolver sobre el cambio del ejercicio fiscal de la sociedad; en consecuencia considerar y resolver sobre la modificación del artículo 26 de los estatutos sociales de la empresa.

Sin otro particular al cual hacer referencia, y esperando contar con su grata presencia, se despide de usted,

Atentamente,

Angel Rodríguez Castro
Secretario

RECEIVED
2007 JAN 16 A 10:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CORIMON, C.A., S.A.C.A., Calle Hans Neumann, Edif. Corimon, Los Cortijos de Lourdes, Caracas 1071, VENEZUELA
Telfs.: 400.55.55. Fax: 400.00.02.RIF: J-000256411- NIT: 0036613939
Capital Autorizado: Bs. 97.973.322.800,00 - Capital Suscrito y Pagado: Bs.75.368.354.800,00 - www.corimon.com

"CORIMON, C.A."
CAPITAL AUTORIZADO: Bs. 97.973.320.000,00
CAPITAL SUSCRITO Y PAGADO: Bs. 78.383.090.000
CARACAS, VENEZUELA

CONVOCATORIA

Se convoca a los señores accionistas para una Asamblea General Extraordinaria de Corimon, C.A., que se celebrará el día veinte (20) de noviembre de 2006, a las 9:00 a.m., en el Pent- House del edificio Corimon, ubicado en la calle Hans Neumann de Los Cortijos de Lourdes, en la ciudad de Caracas, Venezuela, a fin de tratar la siguiente agenda:

Unico: Considerar y resolver sobre el cambio del ejercicio fiscal de la sociedad; en consecuencia considerar y resolver sobre la modificación del artículo 26 de los estatutos sociales de la empresa.

Caracas, tres (3) de noviembre de 2006

Por la Junta Directiva

Carlos Gill Ramírez

Presidente de la Junta Directiva

Item #43

REPUBLICA BOLIVARIANA DE VENEZUELA
Morales Parra
Castellano
G.O N° 37.475

Caracas, November 3, 2006

To
Nelson Ortiz
President
Bolsa de Valores de Caracas

Dear Mr. Ortiz:

We hereby attach the notice of meeting for the Special Shareholders' Meeting of Corimon, C.A. published today, November 3, 2006, in newspapers "El Universal" and "El Nacional".

Being there no further matters to discuss, our best regards.

Sincerely,

Virginia Serra L.
Investor Relations

CORIMON, C.A.
AUTHORIZED CAPITAL Bs. 97.973.320.000,00
PAID-IN CAPITAL Bs. 78.383.090.000,00
CARACAS, VENEZUELA

NOTICE OF MEETING

The shareholders of Corimon, C.A. are called to an Extraordinary Shareholders' Meeting to be held on November 20th, 2006, at 9:00 a.m. at the Pent-House of the Corimon building, located in Calle Hans Neumann, Los Cortijos de Lourdes, of the city of Caracas, Venezuela, in order to deliberate on the following agenda:

> Consider and resolve upon the change the Company's fiscal year, and based on this result, consider and resolve upon an amendment to Article 26 of the Company's Bylaws.

Caracas, November 3rd, 2006

For the Board of Directors

Carlos Gill Ramírez
President of the Board of Directors

CORIMON

Caracas, 3 de noviembre de 2006

Señor
Nelson Ortiz
Presidente
Bolsa de Valores de Caracas
Ciudad.-

Estimado Sr. Ortiz

Anexamos copia de la convocatoria a la Asamblea General Extraordinaria de Accionistas de Corimon C.A., que fue publicada hoy 3 de noviembre de 2006 en los periódicos "El Universal" y "El Nacional".

Sin otro particular al cual hacer referencia, se despide de usted,

Atentamente,

Virginia Serra L.
Relaciones con Inversionistas

RECEIVED
2007 AUG 16 A 10: 21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

“CORIMON, C.A.”
CAPITAL AUTORIZADO: Bs. 97.973.320.000,00
CAPITAL SUSCRITO Y PAGADO: Bs. 78.383.090.000
CARACAS, VENEZUELA

CONVOCATORIA

Se convoca a los señores accionistas para una Asamblea General Extraordinaria de Corimon, C.A., que se celebrará el día veinte (20) de noviembre de 2006, a las 9:00 a.m., en el Pent- House del edificio Corimon, ubicado en la calle Hans Neumann de Los Cortijos de Lourdes, en la ciudad de Caracas, Venezuela, a fin de tratar la siguiente agenda:

Unico: Considerar y resolver sobre el cambio del ejercicio fiscal de la sociedad; en consecuencia considerar y resolver sobre la modificación del artículo 26 de los estatutos sociales de la empresa.

Caracas, tres (3) de noviembre de 2006

Por la Junta Directiva

Carlos Gill Ramírez

Presidente de la Junta Directiva

Item #44

Caracas, November 3, 2006

To
Karen Alvarado
Operations Manager
Caja Venezolana de Valores

Dear Mrs. Alvarado:

We hereby attach the notice of meeting for the Special Shareholders' Meeting of Corimon, C.A. published today, November 3, 2006, in newspapers "El Universal" and "El Nacional".

Being there no further matters to discuss, our best regards.

Sincerely,

Virginia Serra L.
Investor Relations

CORIMON, C.A.
AUTHORIZED CAPITAL Bs. 97.973.320.000,00
PAID-IN CAPITAL Bs. 78.383.090.000,00
CARACAS, VENEZUELA

NOTICE OF MEETING

The shareholders of Corimon, C.A. are called to an Extraordinary Shareholders' Meeting to be held on November 20th, 2006, at 9:00 a.m. at the Pent-House of the Corimon building, located in Calle Hans Neumann, Los Cortijos de Lourdes, of the city of Caracas, Venezuela, in order to deliberate on the following agenda:

Consider and resolve upon the change the Company's fiscal year, and based on this result, consider and resolve upon an amendment to Article 26 of the Company's Bylaws.

Caracas, November 3rd, 2006

For the Board of Directors

Carlos Gill Ramírez
President of the Board of Directors

CORIMON

Caracas, 3 de noviembre de 2006

Señora
Karen Alvarado
Gerente de Operaciones
Caja Venezolana de Valores
Ciudad.-

Estimada Sra. Alvarado

Anexamos copia de la convocatoria a la Asamblea General Extraordinaria de Accionistas de Corimon C.A., que fue publicada hoy 3 de noviembre de 2006 en los periódicos "El Universal" y "El Nacional".

Sin otro particular al cual hacer referencia, se despide de usted,

Atentamente,

Virginia Serra L.
Relaciones con Inversionistas

C. V. V.
Caja V[illegible]alores S.A.
07 NOV 2006
La recepción de este documento no implica su aceptación de su contenido

CORIMON, C.A., S.A.C.A., Calle Hans Neumann, Edif. Corimon, Los Cortijos de Lourdes, Caracas 1071, VENEZUELA
Telfs.: 400.55.55. Fax: 400.00.02.RIF: J-000256411- NIT: 0036613939
Capital Autorizado: Bs. 97.973.322.800,00 - Capital Suscrito y Pagado: Bs.75.368.354.800,00 - www.corimon.com

"CORIMON, C.A."
CAPITAL AUTORIZADO: Bs. 97.973.320.000,00
CAPITAL SUSCRITO Y PAGADO: Bs. 78.383.090.000
CARACAS, VENEZUELA

CONVOCATORIA

Se convoca a los señores accionistas para una Asamblea General Extraordinaria de Corimon, C.A., que se celebrará el día veinte (20) de noviembre de 2006, a las 9:00 a.m., en el Pent- House del edificio Corimon, ubicado en la calle Hans Neumann de Los Cortijos de Lourdes, en la ciudad de Caracas, Venezuela, a fin de tratar la siguiente agenda:

Unico: Considerar y resolver sobre el cambio del ejercicio fiscal de la sociedad; en consecuencia considerar y resolver sobre la modificación del artículo 26 de los estatutos sociales de la empresa.

Caracas, tres (3) de noviembre de 2006

Por la Junta Directiva

Carlos Gill Ramírez

Presidente de la Junta Directiva

Item #45

Caracas, November 3, 2006

To
Fernando José De Candia Ochoa
President
Comisión Nacional de Valores (National Securities Commission)

Dear Mr. De Candia:

We hereby attach the notice of meeting for the Special Shareholders' Meeting of Corimon, C.A. published today, November 3, 2006, in newspapers "El Universal" and "El Nacional".

Being there no further matters to discuss, our best regards.

Sincerely,

Virginia Serra L.
Investor Relations

CORIMON, C.A.
AUTHORIZED CAPITAL Bs. 97.973.320.000,00
PAID-IN CAPITAL Bs. 78.383.090.000,00
CARACAS, VENEZUELA

NOTICE OF MEETING

The shareholders of Corimon, C.A. are called to an Extraordinary Shareholders' Meeting to be held on November 20th, 2006, at 9:00 a.m. at the Pent-House of the Corimon building, located in Calle Hans Neumann, Los Cortijos de Lourdes, of the city of Caracas, Venezuela, in order to deliberate on the following agenda:

> Consider and resolve upon the change the Company's fiscal year, and based on this result, consider and resolve upon an amendment to Article 26 of the Company's Bylaws.

Caracas, November 3rd, 2006

For the Board of Directors

Carlos Gill Ramírez
President of the Board of Directors

CORIMON

Caracas, 3 de noviembre de 2006

Doctor
Fernando José De Candia Ochoa
Presidente
Comisión Nacional de Valores
Ciudad.-

Estimado Dr. De Candia:

Anexamos copia de la convocatoria a la Asamblea General Extraordinaria de Accionistas de Corimon C.A., que fue publicada hoy 3 de noviembre de 2006 en los periódicos "El Universal" y "El Nacional".

Sin otro particular al cual hacer referencia, se despide de usted,

Atentamente,

Virginia Serra L.
Relaciones con Inversionistas

CORIMON, C.A., S.A.C.A., Calle Hans Neumann, Edif. Corimon, Los Cortijos de Lourdes, Caracas 1071, VENEZUELA
Telfs.: 400.55.55. Fax: 400.00.02.RIF: J-000256411- NIT: 0036613939
Capital Autorizado: Bs. 97.973.322.800,00 - Capital Suscrito y Pagado: Bs.75.368.354.800,00 - www.corimon.com

RECEIVED

2007 JUN 15 A 9:21

"CORIMON, C.A."
CAPITAL AUTORIZADO: Bs. 97.973.320.000,00
CAPITAL SUSCRITO Y PAGADO: Bs. 78.383.090.000
CARACAS, VENEZUELA

CONVOCATORIA

Se convoca a los señores accionistas para una Asamblea General Extraordinaria de Corimon, C.A., que se celebrará el día veinte (20) de noviembre de 2006, a las 9:00 a.m., en el Pent- House del edificio Corimon, ubicado en la calle Hans Neumann de Los Cortijos de Lourdes, en la ciudad de Caracas, Venezuela, a fin de tratar la siguiente agenda:

Unico: Considerar y resolver sobre el cambio del ejercicio fiscal de la sociedad; en consecuencia considerar y resolver sobre la modificación del artículo 26 de los estatutos sociales de la empresa.

Caracas, tres (3) de noviembre de 2006

Por la Junta Directiva

Carlos Gill Ramírez

Presidente de la Junta Directiva

Item #46

Caracas, November 3, 2006

To
Angel Godón
Transfer Agent Manager
Banco Venezolano de Crédito

Dear Mr. Godón:

We hereby attach the notice of meeting for the Special Shareholders' Meeting of Corimon, C.A. published today, November 3, 2006, in newspapers "El Universal" and "El Nacional".

Being there no further matters to discuss, our best regards.

Sincerely,

Virginia Serra L.
Investor Relations

CORIMON, C.A.
AUTHORIZED CAPITAL Bs. 97.973.320.000,00
PAID-IN CAPITAL Bs. 78.383.090.000,00
CARACAS, VENEZUELA

NOTICE OF MEETING

The shareholders of Corimon, C.A. are called to an Extraordinary Shareholders' Meeting to be held on November 20th, 2006, at 9:00 a.m. at the Pent-House of the Corimon building, located in Calle Hans Neumann, Los Cortijos de Lourdes, of the city of Caracas, Venezuela, in order to deliberate on the following agenda:

> Consider and resolve upon the change the Company's fiscal year, and based on this result, consider and resolve upon an amendment to Article 26 of the Company's Bylaws.

Caracas, November 3rd, 2006

For the Board of Directors

Carlos Gill Ramírez
President of the Board of Directors

CORIMON

Caracas, 3 de noviembre de 2006

Señor
Angel Godón
Gerente Agente de Traspaso
Banco Venezolano de Crédito
Ciudad.

Estimado Sr. Godón

Anexamos copia de la convocatoria a la Asamblea General Extraordinaria de Accionistas de Corimon C.A., que fue publicada hoy 3 de noviembre de 2006 en los periódicos "El Universal" y "El Nacional".

Sin otro particular al cual hacer referencia, se despide de usted,

Atentamente,

Virginia Serra L.
Relaciones con Inversionistas

CORIMON, C.A., S.A.C.A., Calle Hans Neumann, Edif. Corimon, Los Cortijos de Lourdes, Caracas 1071, VENEZUELA
Telfs.: 400.55.55. Fax: 400.00.02.RIF: J-000256411- NIT: 0036613939
Capital Autorizado: Bs. 97.973.322.800,00 - Capital Suscrito y Pagado: Bs.75.368.354.800,00 - www.corimon.com

"CORIMON, C.A."
CAPITAL AUTORIZADO: Bs. 97.973.320.000,00
CAPITAL SUSCRITO Y PAGADO: Bs. 78.383.090.000
CARACAS, VENEZUELA

CONVOCATORIA

Se convoca a los señores accionistas para una Asamblea General Extraordinaria de Corimon, C.A., que se celebrará el día veinte (20) de noviembre de 2006, a las 9:00 a.m., en el Pent- House del edificio Corimon, ubicado en la calle Hans Neumann de Los Cortijos de Lourdes, en la ciudad de Caracas, Venezuela, a fin de tratar la siguiente agenda:

Unico: Considerar y resolver sobre el cambio del ejercicio fiscal de la sociedad; en consecuencia considerar y resolver sobre la modificación del artículo 26 de los estatutos sociales de la empresa.

Caracas, tres (3) de noviembre de 2006

Por la Junta Directiva

Carlos Gill Ramírez

Presidente de la Junta Directiva

Item #47

CORIMON, C.A.
AUTHORIZED CAPITAL Bs. 97.973.320.000,00
PAID-IN CAPITAL Bs. 78.383.090.000,00
CARACAS, VENEZUELA

NOTICE OF MEETING

The shareholders of Corimon, C.A. are called to an Extraordinary Shareholders' Meeting to be held on November 20th, 2006, at 9:00 a.m. at the Pent-House of the Corimon building, located in Calle Hans Neumann, Los Cortijos de Lourdes, of the city of Caracas, Venezuela, in order to deliberate on the following agenda:

> Consider and resolve upon the change the Company's fiscal year, and based on this result, consider and resolve upon an amendment to Article 26 of the Company's Bylaws.

Caracas, November 3rd, 2006

For the Board of Directors

Carlos Gill Ramírez
President of the Board of Directors

"CORIMON, C.A."
CAPITAL AUTORIZADO: Bs. 97.973.320.000,00
CAPITAL SUSCRITO Y PAGADO: Bs. 78.383.090.000
CARACAS, VENEZUELA

CONVOCATORIA

Se convoca a los señores accionistas para una Asamblea General Extraordinaria de Corimon, C.A., que se celebrará el día veinte (20) de noviembre de 2006, a las 9:00 a.m., en el Pent- House del edificio Corimon, ubicado en la calle Hans Neumann de Los Cortijos de Lourdes, en la ciudad de Caracas, Venezuela, a fin de tratar la siguiente agenda:

Unico: Considerar y resolver sobre el cambio del ejercicio fiscal de la sociedad; en consecuencia considerar y resolver sobre la modificación del artículo 26 de los estatutos sociales de la empresa.

Caracas, tres (3) de noviembre de 2006

Por la Junta Directiva

Carlos Gill Ramírez

Presidente de la Junta Directiva

Item #48

Caracas, November 27, 2006

To the President and other Members of the National Securities Commission

To the attention of: Fernando De Candia Ochoa
President

Dear Sirs:

The undersigned, Angel Rodriguez Castro, Venezuelan, of legal age, domiciled in Caracas and bearer of the identity card No. 11.311.095, acting as Secretary of Corimon, C.A., company domiciled in Caracas and registered at the Second Mercantile Registry Office of the Judicial Circuit of Federal District and the Miranda State on June fourteen (14), 1949, under No. 644, Volume 3-D, respectfully appear before you to declare that:

For purposes of complying with the provisions of the reform to the "Standards on the Periodical or Eventual Information to be supplied by those Persons subject to the Control of the National Securities Commission", published in the Official Gazette of the Bolivarian Republic of Venezuela No. 5.802 Special, on March eight (8), 2006, we hereby inform you about the Special General Shareholders' Meeting of Corimon, C.A. held November twenty (20), 2006, which resolved upon changing the company's fiscal year for the period beginning on May first (1st) of each year and ending on April thirty (30) of the following year.

As a consequence of such modification, the next fiscal year of the company, which shall be a special period lasting five (5) months, shall begin on December first (1st), 2006 and end on April thirty (30), 2007; the subsequent periods shall begin on May first (1st) of each year and end on April thirty (30) of the following year, as resolved by the Meeting. Likewise, the Meeting resolved upon modifying Article Twenty-Sixth of the company's bylaws, which remained drafted as follows:

Article 26 – The fiscal year of the company shall be comprised between May first (1st) of each year to April thirty (30) of the following year. At the closing of each fiscal period, an inventory, a profit and loss statement and an annual balance sheet shall be prepared according to the provisions of the Commercial Code and the generally accepted and regularly applied accounting principles.

Finally, the Meeting appointed, as the Secretary of the company, Angel Rodriguez Castro, lawyer, Venezuelan, of legal age, domiciled in Caracas, bearer of the identity card No. 11.311.095 and registered at the Venezuelan Social Security Institute for Lawyers (*Inpreabogado*) under No. 70.480, in order that he carries out all the proceedings necessary for notifying the resolutions of this Meeting to the corresponding authorities.

Attached herein you will find a certified copy of the abovementioned Meeting, as well as copy of the notification thereof at the corresponding Mercantile Registry Office.

Being there no further matters to discuss, receive our best regards.

Sincerely,

Angel Rodríguez Castro
Secretary
Corimon, C.A

Caracas, 27 de noviembre de 2006

Señores
Presidente y demás Miembros
de la Comisión Nacional de Valores
Ciudad.-

Attn. Fernando De Candia Ochoa
Presidente

Estimados señores:

Quien suscribe, Angel Rodríguez Castro, venezolano, mayor de edad, domiciliado en Caracas y titular de la cédula de identidad número 11.311.095, en mi carácter de Secretario de Corimon, C.A., sociedad mercantil domiciliada en Caracas e inscrita en el Registro Mercantil Segundo de la Circunscripción Judicial del Distrito Federal y Estado Miranda, en fecha catorce (14) de junio de 1949, bajo el número 644, Tomo 3-D, ante usted ocurro y expongo:

Con el fin de dar cumplimiento a lo establecido en la reforma de las "Normas Relativas a la Información Periódica u Ocasional que deben Suministrar las Personas Sometidas al Control de la Comisión Nacional de Valores", publicada en la Gaceta Oficial Extraordinaria de la República Bolivariana de Venezuela, número 5.802, de fecha ocho (8) de marzo de 2006, por medio de la presente deseamos comunicarle la celebración de la Asamblea General Extraordinaria de Accionistas de Corimon, C.A., en fecha veinte (20) de noviembre de 2006, en la cual se acordó el cambio del ejercicio fiscal de la compañía, el cual estará comprendido entre el primero (1) de mayo de cada año y el treinta (30) de abril del año siguiente.

Como consecuencia de este cambio, el próximo ejercicio fiscal de la empresa, que será un ejercicio especial de cinco (5) meses de duración, se iniciará el primero (1) de diciembre de 2006 y finalizará el día treinta (30) de abril de 2007; los ejercicios subsiguientes, se iniciarán el primero (1) de mayo de cada año y finalizarán el 30 de abril del año siguiente, según fue decidido por la Asamblea. Igualmente, la Asamblea acordó la modificación del Artículo Vigésimo Sexto de los estatutos sociales de la compañía, el cual quedó redactado de la siguiente manera:

Artículo 26.- El ejercicio fiscal de la compañía está comprendido entre el primero (1°) de mayo de cada año al treinta (30) de abril del año siguiente. Al cierre de cada ejercicio fiscal se preparará un inventario, un estado de ganancias y pérdidas y un balance anual de acuerdo con las disposiciones del Código de Comercio y principios de contabilidad generalmente aceptados y consistentemente aplicados.

Por último, la Asamblea designó al Secretario de la sociedad, Angel Rodríguez Castro, abogado, venezolano, mayor de edad, domiciliado en Caracas y titular de la cédula de identidad número 11.311.095 e inscrito en el Inpreabogado bajo el No. 70.480, para que realice todas las actuaciones que sean necesarias a los efectos de participar las decisiones de esta Asamblea ante los entes respectivos.

Adjunto encontrará copia certificada de la Asamblea objeto de la presente, así como copia de su participación al Registro Mercantil respectivo.

Sin más a que hacer referencia, aprovecho la oportunidad de enviarle un cordial saludo.

Atentamente,

Angel Rodríguez Castro
Secretario
Corimon, C.A

Item #49

Caracas, December 5, 2006

To the President and other Members of the National Securities Commission

To the attention of: Fernando De Candia Ochoa
President

Dear Sirs,

The undersigned, Angel Rodriguez Castro, Venezuelan, of legal age, domiciled in Caracas and bearer of the identity card No. 11.311.095, acting as Secretary of Corimon, C.A., company domiciled in Caracas and registered at the Second Mercantile Registry Office of the Judicial Circuit of the Federal District and the Miranda State on June fourteen (14), 1949, under No. 644, Volume 3-D, hereby notify that, on November thirty (30), 2006, our affiliated company, Cerdex, C.A., company domiciled in Caracas and registered at the Second Mercantile Registry Office of the Judicial Circuit of the Federal District and the Miranda State on August seven (7), 1962, under No. 80, Volume 26-A, subscribed and paid-in Seven Hundred Thousand (700,000) preferred shares, having a par value of One Thousand Bolivares (Bs. 1,000.00) each, issued by Complejo Metalúrgico de Cumana, C.A. (Commetasa), company registered at the Mercantile Registry Office of the Judicial Circuit of the Sucre State on January eight (8), 1980, under No. 1, Folios 147 to 152 Vto., Book of Mercantile Registrations No. 2.

Being there no further matters to discuss, receive my best regards

Sincerely,

Angel Rodríguez Castro
Secretary
Corimon, C.A

CORIMON

RECEIVED

Caracas, 5 de diciembre de 2006

Señores
Presidente y demás Miembros
de la Comisión Nacional de Valores
Ciudad.-

Attn. Fernando De Candia Ochoa
Presidente

Estimados señores:

Quien suscribe, Angel Rodríguez Castro, venezolano, mayor de edad, domiciliado en Caracas y titular de la cédula de identidad número 11.311.095, en mi carácter de Secretario de Corimon, C.A., sociedad mercantil domiciliada en Caracas e inscrita en el Registro Mercantil Segundo de la Circunscripción Judicial del Distrito Federal y Estado Miranda, en fecha catorce (14) de junio de 1949, bajo el número 644, Tomo 3-D, por medio de la presente le notifico que, en fecha treinta (30) de noviembre de 2006, nuestra filial Cerdex, C.A., sociedad mercantil domiciliada en Caracas e inscrita en el Registro Mercantil Segundo de la Circunscripción Judicial del Distrito Federal y Estado Miranda el día siete (7) de agosto de 1962, bajo el No. 80, Tomo 26-A, suscribió y pagó setecientas mil (700.000) acciones preferidas, con un valor de mil bolívares (Bs. 1.000) cada una de ellas, emitidas por la empresa Complejo Metalúrgico de Cumana, C.A. (Commetasa), sociedad mercantil inscrita en el Registro Mercantil de la Circunscripción Judicial del Estado Sucre, en fecha ocho (8) de enero de 1980, bajo el número 1, folios 147 vto. al 152, Libro de Comercio No. 2.

Sin más a que hacer referencia, aprovecho la oportunidad de enviarle un cordial saludo.

Atentamente,

Angel Rodríguez Castro
Secretario
Corimon, C.A

Item #50

Caracas, December 21, 2006

To the President and other Members of the National Securities Commission

To the attention of: Fernando De Candia Ochoa
President

Dear Sirs,

The undersigned, Angel Rodriguez Castro, Venezuelan, of legal age, domiciled in Caracas and bearer of the identity card No. 11.311.095, acting as Secretary of Corimon, C.A., company domiciled in Caracas and registered at the Second Mercantile Registry Office of the Judicial Circuit of the Federal District and the Miranda State on June fourteen (14), 1949, under No. 644, Volume 3-D, respectfully appear before you to declare that: For purposes of complying with the provisions of Numeral 3 of Article 7 of the reform of the "Standards on the Periodical or Eventual Information to be supplied by those Persons subject to the Control of the National Securities Commission", published in the Official Gazette of the Bolivarian Republic of Venezuela No. 5.802 Special, on March eight (8), 2006, I hereby notify that, on December twenty (20), 2006, our affiliated company CORIMON PINTURAS, C.A., company domiciled in Caracas and registered at the Second Mercantile Registry Office of the Judicial Circuit of the Capital District and the Miranda State on May sixteen (16), 1962, under No. 03, Volume 18-A, upon the approval of its board of directors granted in December 12, 2006, sold to CORPORACIÓN DGITEL, C.A., company domiciled in Caracas and registered at the Fifth Mercantile Registry Office of the Judicial Circuit of the Federal District (currently Capital District) and the Miranda State on August 20, 1997, under No. 73, Volume 143-A-QTO., through a pure, simple, perfect and irrevocable sale, a real estate property represented by the property known as "La Lagunita" and the buildings constructed thereon, having currently an area of approximately one hundred thousand square meters (100,000 M2) and being located at Km. 0 of Carretera Charallave Cúa, Charallave, Miranda State, for the amount of seven billion bolivares (Bs. 7,000,000,000.00). Such real estate property belonged to Corimon Pinturas, C.A., as evidenced by the document registered at the Auxiliary Public Registry Office of Municipalities Urdaneta and Cristóbal Rojas on May eleven (11), 1966, under No. 46, Folios 104 to 106 Vto., First Protocol, and its boundaries and other characteristics are sufficiently specified in the purchase-sale document.

Being there no further matters to discuss, please receive our best regards.

Sincerely,

Angel Rodríguez Castro
Secretary
Corimon, C.A

CORIMON

RECEIVED

Caracas, 21 de diciembre de 2006

Señores
Presidente y demás Miembros
de la Comisión Nacional de Valores
Ciudad.-

Attn. Fernando De Candia Ochoa
Presidente

Estimados señores:

Quien suscribe, Angel Rodríguez Castro, venezolano, mayor de edad, domiciliado en Caracas y titular de la cédula de identidad número 11.311.095, actuando en mi carácter de Secretario de Corimon, C.A., sociedad mercantil domiciliada en Caracas e inscrita en el Registro Mercantil Segundo de la Circunscripción Judicial del Distrito Federal y Estado Miranda, en fecha catorce (14) de junio de 1949, bajo el número 644, Tomo 3-D, ante usted respetuosamente ocurro para exponer: A los fines de dar cumplimiento con lo establecido en el numeral tercero del artículo 7, de la reforma de las "Normas Relativas a la Información Periódica u Ocasional que deben Suministrar las Personas Sometidas al Control de la Comisión Nacional de Valores", publicada en la Gaceta Oficial Extraordinaria de la República Bolivariana de Venezuela, número 5.802, de fecha ocho (8) de marzo de 2006, por medio de la presente le notifico que, en fecha veinte (20) de diciembre de 2006, nuestra filial CORIMON PINTURAS, C.A., sociedad mercantil domiciliada en Caracas e inscrita en el Registro Mercantil Segundo de la Circunscripción Judicial del Distrito Capital y Estado Miranda, en fecha dieciséis (16) de mayo de 1962, bajo el N° 03, Tomo 18-A, previa aprobación de su Junta Directiva en su sesión del día 12 de diciembre de 2006, dió en venta pura y simple, perfecta e irrevocable a CORPORACIÓN DIGITEL, C.A., sociedad mercantil domiciliada en Caracas e inscrita en

CORIMON, C.A., S.A.C.A., Calle Hans Neumann, Edif. Corimon, Los Cortijos de Lourdes, Caracas 1071, VENEZUELA
Telfs.: 400 55 55 - 400 55 11. Fax: 400.00 02. RIF J-000256411- NIT 0036613939

el Registro Mercantil Quinto de la Circunscripción Judicial del Distrito Federal (hoy Capital) y Estado Miranda, el 20 de agosto de 1997, anotada bajo el No. 73, Tomo 143-A QTO., un inmueble de su propiedad, constituido por el fundo denominado "La Lagunita" y las construcciones edificadas sobre el mismo, el cual tiene actualmente una superficie de cien mil metros cuadrados (100.000 M2) aproximadamente y está ubicado en el Km. 0 de la Carretera Charallave Cúa, Charallave, Estado Miranda, por la cantidad de siete mil millones de bolívares (Bs. 7.000.000.000,00). Dicho inmueble pertenecía a Corimon Pinturas, C.A., según consta de documento protocolizado en la Oficina Subalterna de Registro Público de los Municipios Urdaneta y Cristóbal Rojas, el once (11) de Mayo de 1966, bajo el N° 46, Folios 104 al 106 Vto., Protocolo Primero y sus linderos y demás determinaciones se encuentran suficientemente señalados en el documento de venta.

Sin más a que hacer referencia, aprovecho la oportunidad de enviarle un cordial saludo.

Atentamente,

Angel Rodríguez Castro
Secretario
Corimon, C.A

Item #51

RECEIVED

2007 FEB 16 A 10:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Caracas, February 9, 2007

To
Bolsa de Valores de Caracas
Fax: (212) 905.5835

Att. Mr. Nelson Ortiz

Dear Sirs:

We hereby inform you that the Board of Directors of Corimon, C.A., in its session held on February eight (8), 2007 and ending at 6:30 p.m., agreed to submit to the consideration and approval of the Regular Shareholders' Meeting to be held on February twenty-eight (28), 2007 for discussing the financial statements of the company for the fiscal year ended on November 30, 2006, the declaration of a dividend for the total amount of nine thousand four hundred five million nine hundred seventy thousand eight hundred bolivares (Bs. 9,405,970,800.00) to be paid in cash on the basis of six hundred bolivares (Bs. 600.00) per each outstanding share of the company as of the date of payment, all of which will be charged to the account of Retained Earnings.

Likewise, the Board of Directors resolved upon requesting the Meeting of Shareholders to grant it the power to establish the method and date of payment of such dividends.

Being there no further matters to discuss, please receive our best regards.

Sincerely,

Angel Rodríguez Castro
Secretary

CORIMON

Caracas, 09 de febrero de 2007

Señores
Bolsa de Valores de Caracas
Presente.-
Fax: (212) 905.5835

BOLSA DE VALORES DE CARACAS, C.A.
RECIBIDO
09 FEB 2007
NO IMPLICA LA ACEPTACION DE SU CONTENIDO

Atn. Sr. Nelson Ortiz

Estimados señores:

Por medio de la presente se les informa que la Junta Directiva de Corimon, C.A. en su sesión del día ocho (8) de febrero de 2007, finalizada a las 6:30 p.m. acordó someter a la consideración y aprobación de la Asamblea General Ordinaria de Accionistas, que conocerá de los estados financieros de la empresa para el ejercicio económico finalizado el 30 de noviembre de 2006, la cual será convocada para el veintiocho (28) de febrero de 2007, el decreto de un dividendo por un monto total de nueve mil cuatrocientos cinco millones novecientos setenta mil ochocientos bolívares (Bs. 9.405.970.800,00), el cual será pagado en efectivo a razón de seiscientos bolívares (Bs. 600,00) por cada una de las acciones en circulación de la compañía en la fecha de pago, todo ello con cargo a la cuenta de Utilidades No Distribuidas.

Asimismo, la Junta Directiva decidió solicitar a la Asamblea de Accionistas, que se delegue en ella la facultad de fijar la forma y fecha de pago de los dividendos.

Sin más a que hacer referencia, aprovecho la oportunidad de enviarle un cordial saludo.

Atentamente,

Angel Rodríguez Castro
Secretario

Item #52

RECEIVED

2007 AUG 16 A 10:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Caracas, February 9, 2007

To
Caja de Valores de Venezuela
Fax: (212) 951.0801

Att. Mrs. Karen Alvarado

Dear Sirs:

We hereby inform you that the Board of Directors of Corimon, C.A., in its session held on February eight (8), 2007 and ending at 6:30 p.m., agreed to submit to the consideration and approval of the Regular Shareholders' Meeting to be held on February twenty-eight (28), 2007 for discussing the financial statements of the company for the fiscal year ended on November 30, 2006, the declaration of a dividend for the total amount of nine thousand four hundred five million nine hundred seventy thousand eight hundred bolivares (Bs. 9,405,970,800.00) to be paid in cash on the basis of six hundred bolivares (Bs. 600.00) per each outstanding share of the company as of the date of payment, all of which will be charged to the account of Retained Earnings.

Likewise, the Board of Directors resolved upon requesting the Meeting of Shareholders to grant it the power to establish the method and date of payment of such dividends.

Being there no further matters to discuss, please receive our best regards.

Sincerely,

Angel Rodriguez Castro
Secretary

CORIMON

RECEIVED

2007 AUG 16 A 10:03

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Caracas, 09 de febrero de 2007

Señores
Caja de Valores de Venezuela
Presente.-
Fax: (212) 951.0801

Atn. Sra. Karen Alvarado

Estimados señores:

Por medio de la presente se les informa que la Junta Directiva de Corimon, C.A. en su sesión del dia ocho (8) de febrero de 2007, finalizada a las 6:30 p.m. acordó someter a la consideración y aprobación de la Asamblea General Ordinaria de Accionistas, que conocerá de los estados financieros de la empresa para el ejercicio económico finalizado el 30 de noviembre de 2006, la cual será convocada para el veintiocho (28) de febrero de 2007, el decreto de un dividendo por un monto total de nueve mil cuatrocientos cinco millones novecientos setenta mil ochocientos bolívares (Bs. 9.405.970.800,00), el cual será pagado en efectivo a razón de seiscientos bolívares (Bs. 600,00) por cada una de las acciones en circulación de la compañía en la fecha de pago, todo ello con cargo a la cuenta de Utilidades No Distribuidas.

Asimismo, la Junta Directiva decidió solicitar a la Asamblea de Accionistas, que se delegue en ella la facultad de fijar la forma y fecha de pago de los dividendos.

Sin más a que hacer referencia, aprovecho la oportunidad de enviarle un cordial saludo.

Atentamente,

Angel Rodríguez Castro
Secretario

CORIMON, C.A., S.A.C.A., Calle Hans Neumann, Edif. Corimon, Los Cortijos de Lourdes Caracas 1071 VENEZUELA
Telfs 400.55 55 Fax. 400 56 44. RIF. J-000256411- NIT. 0036613939
Capital Autorizado: Bs 97.973.320.000,00 - Capital Suscrito y Pagado: Bs. 75 368 355.000 00 www.corimon.com

Item #53

Caracas, February 9, 2007

To
Comisión Nacional de Valores (National Securities Commission)
Fax: (212) 762.9975

To the attention of: Mr. Fernando De Candia Ochoa

Dear Sirs:

We hereby inform you that the Board of Directors of Corimon, C.A., in its session held on February eight (8), 2007 and ending at 6:30 p.m., agreed to submit to the consideration and approval of the Regular Shareholders' Meeting to be held on February twenty-eight (28), 2007 for discussing the financial statements of the company for the fiscal year ended on November 30, 2006, the declaration of a dividend for the total amount of nine thousand four hundred five million nine hundred seventy thousand eight hundred bolivares (Bs. 9,405,970,800.00) to be paid in cash on the basis of six hundred bolivares (Bs. 600.00) per each outstanding share of the company as of the date of payment, all of which will be charged to the account of Retained Earnings.

Likewise, the Board of Directors resolved upon requesting the Meeting of Shareholders to grant it the power to establish the method and date of payment of such dividends.

Being there no further matters to discuss, please receive our best regards.

Sincerely,

Angel Rodríguez Castro
Secretary

CORIMON

RECEIVED

Caracas, 09 de febrero de 2007

Señores
Comisión Nacional de Valores
Presente.-
Fax: (212) 762.9975

Atn. Doctor Fernando de Candia Ochoa

Estimados señores:

Por medio de la presente se les informa que la Junta Directiva de Corimon, C.A. en su sesión del día ocho (8) de febrero de 2007, finalizada a las 6:30 p.m. acordó someter a la consideración y aprobación de la Asamblea General Ordinaria de Accionistas, que conocerá de los estados financieros de la empresa para el ejercicio económico finalizado el 30 de noviembre de 2006, la cual será convocada para el veintiocho (28) de febrero de 2007, el decreto de un dividendo por un monto total de nueve mil cuatrocientos cinco millones novecientos setenta mil ochocientos bolívares (Bs. 9.405.970.800,00), el cual será pagado en efectivo a razón de seiscientos bolívares (Bs. 600,00) por cada una de las acciones en circulación de la compañía en la fecha de pago, todo ello con cargo a la cuenta de Utilidades No Distribuidas.

Asimismo, la Junta Directiva decidió solicitar a la Asamblea de Accionistas, que se delegue en ella la facultad de fijar la forma y fecha de pago de los dividendos.

Sin más a que hacer referencia, aprovecho la oportunidad de enviarle un cordial saludo.

Atentamente,

Angel Rodríguez Castro
Secretario

Item #54

Caracas, February 9, 2007

To
Venezolano de Crédito, Banco Universal
Fax: (212) 806.6503

Att. Mr. Angel Godón

Dear Sirs:

We hereby inform you that the Board of Directors of Corimon, C.A., in its session held on February eight (8), 2007 and ending at 6:30 p.m., agreed to submit to the consideration and approval of the Regular Shareholders' Meeting to be held on February twenty-eight (28), 2007 for discussing the financial statements of the company for the fiscal year ended on November 30, 2006, the declaration of a dividend for the total amount of nine thousand four hundred five million nine hundred seventy thousand eight hundred bolivares (Bs. 9,405,970,800.00) to be paid in cash on the basis of six hundred bolivares (Bs. 600.00) per each outstanding share of the company as of the date of payment, all of which will be charged to the account of Retained Earnings.

Likewise, the Board of Directors resolved upon requesting the Meeting of Shareholders to grant it the power to establish the method and date of payment of such dividends.

Being there no further matters to discuss, please receive our best regards.

Sincerely,

Angel Rodríguez Castro
Secretary

CORIMON

Caracas, 09 de febrero de 2007

Señores
Venezolano de Crédito, Banco Universal
Presente.-
Fax: (212) 806.6503

Atn. Sr. Angel Godón

Estimados señores:

Por medio de la presente se les informa que la Junta Directiva de Corimon, C.A. en su sesión del día ocho (8) de febrero de 2007, finalizada a las 6:30 p.m. acordó someter a la consideración y aprobación de la Asamblea General Ordinaria de Accionistas, que conocerá de los estados financieros de la empresa para el ejercicio económico finalizado el 30 de noviembre de 2006, la cual será convocada para el veintiocho (28) de febrero de 2007, el decreto de un dividendo por un monto total de nueve mil cuatrocientos cinco millones novecientos setenta mil ochocientos bolívares (Bs. 9.405.970.800,00), el cual será pagado en efectivo a razón de seiscientos bolívares (Bs. 600,00) por cada una de las acciones en circulación de la compañía en la fecha de pago, todo ello con cargo a la cuenta de Utilidades No Distribuidas.

Asimismo, la Junta Directiva decidió solicitar a la Asamblea de Accionistas, que se delegue en ella la facultad de fijar la forma y fecha de pago de los dividendos.

Sin más a que hacer referencia, aprovecho la oportunidad de enviarle un cordial saludo.

Atentamente,

Angel Rodríguez Castro
Secretario

VENEZOLANO DE CREDITO S.A.
BANCO UNIVERSAL
CCIA. AGENTE DE TRASPASO
2007 FEB -9 P 2:52
RECIBIDO

CORIMON C.A., S.A.C.A., Calle Hans Neumann, Edif. Corimon, Los Cortijos de Lourdes Caracas 1071, VENEZUELA
Telfs . 400.55.55 Fax. 400.56.44. RIF: J-000256411- NIT: 0036613939
Capital Autorizado: Bs 97.973.320.000,00 - Capital Suscrito y Pagado: Bs. 75.368.355.000,00 - www.corimon.com

Item #55

Caracas, February 12, 2007

To
Nelson Ortiz
President
Bolsa de Valores de Caracas

Dear Mr. Ortiz

For purposes of complying with the Capital Markets Law, we hereby submit the notice of meeting for the Regular Shareholders' Meeting of Corimon, C.A. to be published on February 13, 2007 in newspapers "El Universal" and "El Nacional". Such Meeting shall discuss on the following items:

1. To consider and resolve upon the financial statements corresponding to the fiscal year ended on November 30, 2006, review the report from the Statutory Auditors, as well as to consider and resolve upon the report from the Board of Directors.

2. To consider and resolve upon the appointment of the Board of Directors, the Executive Committee and the Chairman and Vice Chairman of the Board of Directors.

3. To consider and resolve upon the appointment of the Statutory Auditors and their alternates, as well as to establish their remuneration; to appoint an independent firm of certified public accountants in order that they render their expert opinion regarding the annual financial statements of the company

4. To consider and resolve upon, based on the project to be submitted by the Board of Directors, the declaration of a dividend to be charged to the account of Retained Earnings.

Being there no further matters to discuss, we expect your attendance to the meeting, our best regards.

Sincerely,

Virginia Serra L.
Investor Relations

c Vieft

CORIMON, C.A.
AUTHORIZED CAPITAL BS. 97.973.320.000,00
SUBSCRIBED AND PAID-IN CAPITAL BS. 78.383.090.000,00
CARACAS, VENEZUELA

NOTICE OF MEETING

The shareholders of Corimon, C.A. are called to a Regular Shareholders Meeting to be held on February 28th, 2006, at 12:30 a.m. in the Pent-House of the Corimon building, located at Calle Hans Neumann, Los Cortijos de Lourdes, in the city of Caracas, Venezuela, in order to deliberate on the following agenda:

1. Consider and resolve upon the financial statements for the year ended November 30th, 2006, considering the Statutory Auditors' Report, as well as consider and resolve upon the Board of Directors' Report.

2. Consider and resolve upon appointment of members to the Board of Directors, the Executive Committee, as well as the Chairman and Vice Chairman of the Board of Directors, should the previous item be approved.

3. Consider and resolve upon the appointment of the statutory auditors and their alternates and determine their remuneration. Appoint an independent public accounting firm to issue an opinion on the company's annual financial statements.

4. Consider and resolve upon the proposal submitted by the Board of Directors concerning a dividend payment against Retained Earnings.

5. Consider and resolve upon the remuneration for members of the Board of Directors and the Executive Committee.

The Board of Directors

Caracas, February 13th, 2007

Note: The shareholders are informed that the statement and account submitted by the Board of Directors, the financial statements audited by public accountants for the fiscal year ended November 30th, 2006 and the Statutory Auditors report are available for your inspection at the Company's offices located at Calle Hans Neumann, Corimon building, penthouse, Los Cortijos de Lourdes, and at Venezolano de Crédito Banco Universal, Securities Department, at Avenida Alameda, 8th floor, San Bernardino, Caracas, Venezuela.

CORIMON

RECEIVED
2007 FEB 15 A 9:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Caracas, 12 de febrero de 2007

Señor
Nelson Ortiz
Presidente
Bolsa de Valores de Caracas
Ciudad.-

BOLSA DE VALORES DE CARACAS, C.A.
RECIBIDO
13 FEB. 2007
NO IMPLICA LA ACEPTACION DE SU CONTENIDO

Estimado Sr. Ortiz

A los fines de dar cumplimiento a la Ley de Mercado de Capitales, anexo a la presente le hacemos llegar la convocatoria para la Asamblea General Ordinaria de Accionistas de Corimon C.A., que será publicada el día 13 de febrero de 2007 en los periódicos "El Universal" y "El Nacional". En dicha Asamblea se tratarán los siguientes puntos:

1. Considerar y resolver acerca de los estados financieros correspondientes al ejercicio económico terminado el 30 de noviembre de 2006, con vista del informe de los Comisarios, así como considerar y resolver acerca del informe de la Junta Directiva.

2. Considerar y resolver sobre el nombramiento de los miembros de la Junta Directiva, del Comité Ejecutivo, del Presidente y Vicepresidente de la Junta Directiva.

3. Considerar y resolver acerca del nombramiento de los Comisarios y sus suplentes, así como fijarles su remuneración; designar una firma independiente de contadores públicos para que emita su dictamen sobre los estados financieros anuales de la compañía.

4. Considerar y resolver, con vista al proyecto que presentará la Junta Directiva, sobre el decreto de un dividendo con cargo a la cuenta de Utilidades No Distribuidas.

5. Considerar y resolver sobre la remuneración de los miembros de la Junta Directiva y del Comité Ejecutivo.

Sin otro particular al cual hacer referencia, y esperando contar con su grata presencia, se despide de usted,

Atentamente,

Virginia Serra L.
Relaciones con Inversionistas

"CORIMON, C.A."
CAPITAL AUTORIZADO: Bs. 97.973.320.000,00
CAPITAL SUSCRITO Y PAGADO: Bs. 78.383.090.000,00
CARACAS, VENEZUELA

CONVOCATORIA

Se convoca a los señores accionistas para la Asamblea General de Corimon, C.A., que se celebrará el día veintiocho (28) de febrero de 2007, a las 12:30 p.m., en el Pent- House del edificio Corimon, ubicado en la calle Hans Neumann de Los Cortijos de Lourdes, en la ciudad de Caracas, Venezuela, a fin de tratar la siguiente agenda:

1. Considerar y resolver acerca de los estados financieros correspondientes al ejercicio económico terminado el 30 de noviembre de 2006, con vista del informe de los Comisarios, así como considerar y resolver acerca del informe de la Junta Directiva.

2. Considerar y resolver sobre el nombramiento de los miembros de la Junta Directiva, del Comité Ejecutivo, del Presidente y Vicepresidente de la Junta Directiva.

3. Considerar y resolver acerca del nombramiento de los Comisarios y sus suplentes, así como fijarles su remuneración; designar una firma independiente de contadores públicos para que emita su dictamen sobre los estados financieros anuales de la compañía.

4. Considerar y resolver, con vista al proyecto que presentará la Junta Directiva, sobre el decreto de un dividendo con cargo a la cuenta de Utilidades No Distribuidas.

5. Considerar y resolver sobre la remuneración de los miembros de la Junta Directiva y del Comité Ejecutivo.

Caracas, trece (13) de febrero de 2007

La Junta Directiva

Nota: Se participa a los señores accionistas que la memoria y cuenta presentada por la Junta Directiva, los estados financieros auditados por contadores públicos, correspondientes al ejercicio económico finalizado el día 30 de noviembre de 2006, el informe de los Comisarios y demás documentación relacionada con esta convocatoria, se encuentran a su disposición en las oficinas de la compañía ubicadas en la calle Hans Neumann, edificio Corimon, Pent-House, Los Cortijos de Lourdes, Caracas, Venezuela y en el Venezolano de Crédito, Banco Universal, Departamento de Valores, en la Avenida Alameda, Piso 8, San Bernardino, Caracas, Venezuela.

Item #56

Caracas, February 12, 2007

To
Karen Alvarado
Operations Managers
Caja Venezolana de Valores

Dear Mrs. Alvarado

For purposes of complying with the Capital Markets Law, we hereby submit the notice of meeting for the Regular Meeting of Shareholders of Corimon, C.A. to be published on February 13, 2007 in newspapers "El Universal" and "El Nacional". Such Meeting shall discuss on the following items:

1. To consider and resolve upon the financial statements corresponding to the fiscal year ended on November 30, 2006, review the report from the Statutory Auditors, as well as to consider and resolve upon the report from the Board of Directors.

2. To consider and resolve upon the appointment of the Board of Directors, the Executive Committee and the Chairman and Vice Chairman of the Board of Directors.

3. To consider and resolve upon the appointment of the Statutory Auditors and their alternates, as well as to establish their remuneration; to appoint an independent firm of certified public accountants in order that they render their expert opinion regarding the annual financial statements of the company

4. To consider and resolve upon, based on the project to be submitted by the Board of Directors, the declaration of a dividend to be charged to the account of Retained Earnings.

Being there no further matters to discuss, we expect your attendance to the meeting, our best regards.

Sincerely,

Virginia Serra L.
Investor Relations

CORIMON, C.A.
AUTHORIZED CAPITAL Bs. 97.973.320.000,00
SUBSCRIBED AND PAID-IN CAPITAL Bs. 78.383.090.000,00
CARACAS, VENEZUELA

NOTICE OF MEETING

The shareholders of Corimon, C.A. are called to a Regular Shareholders Meeting to be held on February 28th, 2006, at 12:30 a.m. in the Pent-House of the Corimon building, located at Calle Hans Neumann, Los Cortijos de Lourdes, in the city of Caracas, Venezuela, in order to deliberate on the following agenda:

1. Consider and resolve upon the financial statements for the year ended November 30th, 2006, considering the Statutory Auditors' Report, as well as consider and resolve upon the Board of Directors' Report.

2. Consider and resolve upon appointment of members to the Board of Directors, the Executive Committee, as well as the Chairman and Vice Chairman of the Board of Directors, should the previous item be approved.

3. Consider and resolve upon the appointment of the statutory auditors and their alternates and determine their remuneration. Appoint an independent public accounting firm to issue an opinion on the company's annual financial statements.

4. Consider and resolve upon the proposal submitted by the Board of Directors concerning a dividend payment against Retained Earnings.

5. Consider and resolve upon the remuneration for members of the Board of Directors and the Executive Committee.

The Board of Directors

Caracas, February 13th, 2007

Note: The shareholders are informed that the statement and account submitted by the Board of Directors, the financial statements audited by public accountants for the fiscal year ended November 30th, 2006 and the Statutory Auditors report are available for your inspection at the Company's offices located at Calle Hans Neumann, Corimon building, penthouse, Los Cortijos de Lourdes, and at Venezolano de Crédito Banco Universal, Securities Department, at Avenida Alameda, 8th floor, San Bernardino, Caracas, Venezuela.

CORIMON

RECEIVED

2007 FEB 15 A 10:23

Caracas, 12 de febrero de 2007

Señora
Karen Alvarado
Gerente de Operaciones
Caja Venezolana de Valores
Ciudad.-

Estimada Sra. Alvarado

A los fines de dar cumplimiento a la Ley de Mercado de Capitales, anexo a la presente le hacemos llegar la convocatoria para la Asamblea General Ordinaria de Accionistas de Corimon C.A., que será publicada el día 13 de febrero de 2007 en los periódicos "El Universal" y "El Nacional". En dicha Asamblea se tratarán los siguientes puntos:

1. Considerar y resolver acerca de los estados financieros correspondientes al ejercicio económico terminado el 30 de noviembre de 2006, con vista del informe de los Comisarios, así como considerar y rèsolver acerca del informe de la Junta Directiva.

2. Considerar y resolver sobre el nombramiento de los miembros de la Junta Directiva, del Comité Ejecutivo, del Presidente y Vicepresidente de la Junta Directiva.

3. Considerar y resolver acerca del nombramiento de los Comisarios y sus suplentes. así como fijarles su remuneración; designar una firma independiente de contadores públicos para que emita su dictamen sobre los estados financieros anuales de la compañía.

4. Considerar y resolver, con vista al proyecto que presentará la Junta Directiva, sobre el decreto de un dividendo con cargo a la cuenta de Utilidades No Distribuidas.

5. Considerar y resolver sobre la remuneración de los miembros de la Junta Directiva y del Comité Ejecutivo.

Sin otro particular al cual hacer referencia, y esperando contar con su grata presencia, se despide de usted,

Atentamente,

Virginia Serra L.
Relaciones con Inversionistas

CORIMON C.A. S.A.C.A., Calle Hans Neumann, Edif. Corimon, Los Cortijos de Lourdes, Caracas 1071 VENEZUELA
Telfs.: 400.55.55 Fax. 400.56.44. RIF. J-00025641-1- NIT: 0036613939
Capital Autorizado Bs. 97.973.320.000,00 - Capital Suscrito y Pagado: Bs. 75.368.335.000,00 - www.corimon.com

"CORIMON, C.A."
CAPITAL AUTORIZADO: Bs. 97.973.320.000,00
CAPITAL SUSCRITO Y PAGADO: Bs. 78.383.090.000,00
CARACAS, VENEZUELA

CONVOCATORIA

Se convoca a los señores accionistas para la Asamblea General de Corimon, C.A., que se celebrará el dia veintiocho (28) de febrero de 2007, a las 12:30 p.m., en el Pent- House del edificio Corimon, ubicado en la calle Hans Neumann de Los Cortijos de Lourdes, en la ciudad de Caracas, Venezuela, a fin de tratar la siguiente agenda:

1. Considerar y resolver acerca de los estados financieros correspondientes al ejercicio económico terminado el 30 de noviembre de 2006, con vista del informe de los Comisarios, así como considerar y resolver acerca del informe de la Junta Directiva.

2. Considerar y resolver sobre el nombramiento de los miembros de la Junta Directiva, del Comité Ejecutivo, del Presidente y Vicepresidente de la Junta Directiva.

3. Considerar y resolver acerca del nombramiento de los Comisarios y sus suplentes, así como fijarles su remuneración; designar una firma independiente de contadores públicos para que emita su dictamen sobre los estados financieros anuales de la compañía.

4. Considerar y resolver, con vista al proyecto que presentará la Junta Directiva, sobre el decreto de un dividendo con cargo a la cuenta de Utilidades No Distribuidas.

5. Considerar y resolver sobre la remuneración de los miembros de la Junta Directiva y del Comité Ejecutivo.

Caracas, trece (13) de febrero de 2007

La Junta Directiva

Nota: Se participa a los señores accionistas que la memoria y cuenta presentada por la Junta Directiva, los estados financieros auditados por contadores públicos, correspondientes al ejercicio económico finalizado el día 30 de noviembre de 2006, el informe de los Comisarios y [illegible] relacionada con esta convocatoria, se encuentran a su disposición en las oficinas de la compañía ubicadas en la calle Hans Neumann, edificio Corimon, Pent House, Los Cortijos de Lourdes, Caracas, Venezuela y en el Venezolano de Crédito, Banco Universal, Departamento de Valores, en la Avenida Alameda, Piso 8, San Bernardino, Caracas, Venezuela.

Item #57

REPUBLICA BOLIVARIANA DE VENEZUELA
Inés Morales Parra
Ingles - Castellano
G.O. N° 37.475

Caracas, February 12, 2007

To
Fernando José De Candia Ochoa
President
Comisión Nacional de Valores

Dear Mr. De Candia:

For purposes of complying with the Capital Markets Law, we hereby submit the notice of meeting for the Regular Shareholders' Meeting of Corimon, C.A. to be published on February 13, 2007 in newspapers "El Universal" and "El Nacional". Such Meeting shall discuss on the following items:

1. To consider and resolve upon the financial statements corresponding to the fiscal year ended on November 30, 2006, review the report from the Statutory Auditors, as well as to consider and resolve upon the report from the Board of Directors.

2. To consider and resolve upon the appointment of the Board of Directors, the Executive Committee and the Chairman and Vice Chairman of the Board of Directors.

3. To consider and resolve upon the appointment of the Statutory Auditors and their alternates, as well as to establish their remuneration; to appoint an independent firm of certified public accountants in order that they render their expert opinion regarding the annual financial statements of the company

4. To consider and resolve upon, based on the project to be submitted by the Board of Directors, the declaration of a dividend to be charged to the account of Retained Earnings.

Being there no further matters to discuss, we expect your attendance to the meeting, our best regards.

Sincerely,

Virginia Serra L.
Investor Relations

CORIMON, C.A.
AUTHORIZED CAPITAL Bs. 97.973.320.000,00
SUBSCRIBED AND PAID-IN CAPITAL Bs. 78.383.090.000,00
CARACAS, VENEZUELA

NOTICE OF MEETING

The shareholders of Corimon, C.A. are called to a Regular Shareholders Meeting to be held on February 28th, 2006, at 12:30 a.m. in the Pent-House of the Corimon building, located at Calle Hans Neumann, Los Cortijos de Lourdes, in the city of Caracas, Venezuela, in order to deliberate on the following agenda:

1. Consider and resolve upon the financial statements for the year ended November 30th, 2006, considering the Statutory Auditors' Report, as well as consider and resolve upon the Board of Directors' Report.

2. Consider and resolve upon appointment of members to the Board of Directors, the Executive Committee, as well as the Chairman and Vice Chairman of the Board of Directors, should the previous item be approved.

3. Consider and resolve upon the appointment of the statutory auditors and their alternates and determine their remuneration. Appoint an independent public accounting firm to issue an opinion on the company's annual financial statements.

4. Consider and resolve upon the proposal submitted by the Board of Directors concerning a dividend payment against Retained Earnings.

5. Consider and resolve upon the remuneration for members of the Board of Directors and the Executive Committee.

The Board of Directors

Caracas, February 13th, 2007

Note: The shareholders are informed that the statement and account submitted by the Board of Directors, the financial statements audited by public accountants for the fiscal year ended November 30th, 2006 and the Statutory Auditors report are available for your inspection at the Company's offices located at Calle Hans Neumann, Corimon building, penthouse, Los Cortijos de Lourdes, and at Venezolano de Crédito Banco Universal, Securities Department, at Avenida Alameda, 8th floor, San Bernardino, Caracas, Venezuela.

CORIMON

COMISIÓN NACIONAL DE VALORES
2007 FEB 13 PM
RECIBIDO

Caracas, 12 de febrero de 2007

Doctor
Fernando José De Candia Ochoa
Presidente
Comisión Nacional de Valores
Ciudad.-

Estimado Dr. De Candia:

A los fines de dar cumplimiento a la Ley de Mercado de Capitales, anexo a la presente le hacemos llegar la convocatoria para la Asamblea General Ordinaria de Accionistas de Corimon C.A., que será publicada el dia 13 de febrero de 2007 en los periódicos "El Universal" y "El Nacional". En dicha Asamblea se tratarán los siguientes puntos:

1. Considerar y resolver acerca de los estados financieros correspondientes al ejercicio económico terminado el 30 de noviembre de 2006, con vista del informe de los Comisarios, así como considerar y resolver acerca del informe de la Junta Directiva.

2. Considerar y resolver sobre el nombramiento de los miembros de la Junta Directiva, del Comité Ejecutivo, del Presidente y Vicepresidente de la Junta Directiva.

3. Considerar y resolver acerca del nombramiento de los Comisarios y sus suplentes, así como fijarles su remuneración; designar una firma independiente de contadores públicos para que emita su dictamen sobre los estados financieros anuales de la compañía.

4. Considerar y resolver, con vista al proyecto que presentará la Junta Directiva, sobre el decreto de un dividendo con cargo a la cuenta de Utilidades No Distribuidas.

5. Considerar y resolver sobre la remuneración de los miembros de la Junta Directiva y del Comité Ejecutivo.

Sin otro particular al cual hacer referencia, y esperando contar con su grata presencia, se despide de usted.

Atentamente.

Virginia Serra L.
Relaciones con Inversionistas

CORIMON, C.A., S.A.C.A., Calle Hans Neumann, Edif. Corimon, Los Cortijos de Lourdes, Caracas 1071, VENEZUELA
Telfs. 400.55.55 Fax. 400.56.44. RIF: J-00025641-1- NIT: 0036613939
Capital Autorizado Bs. 97.973.320.000,00 - Capital Suscrito y Pagado Bs. 75.368.355.000,00 - www.corimon.com

"CORIMON, C.A."
CAPITAL AUTORIZADO: Bs. 97.973.320.000,00
CAPITAL SUSCRITO Y PAGADO: Bs. 78.383.090.000,00
CARACAS, VENEZUELA

CONVOCATORIA

Se convoca a los señores accionistas para la Asamblea General de Corimon, C.A., que se celebrará el día veintiocho (28) de febrero de 2007, a las 12:30 p.m., en el Pent- House del edificio Corimon, ubicado en la calle Hans Neumann de Los Cortijos de Lourdes, en la ciudad de Caracas, Venezuela, a fin de tratar la siguiente agenda:

1. Considerar y resolver acerca de los estados financieros correspondientes al ejercicio económico terminado el 30 de noviembre de 2006, con vista del informe de los Comisarios, así como considerar y resolver acerca del informe de la Junta Directiva.

2. Considerar y resolver sobre el nombramiento de los miembros de la Junta Directiva, del Comité Ejecutivo, del Presidente y Vicepresidente de la Junta Directiva.

3. Considerar y resolver acerca del nombramiento de los Comisarios y sus suplentes, así como fijarles su remuneración; designar una firma independiente de contadores públicos para que emita su dictamen sobre los estados financieros anuales de la compañía.

4. Considerar y resolver, con vista al proyecto que presentará la Junta Directiva, sobre el decreto de un dividendo con cargo a la cuenta de Utilidades No Distribuidas.

5. Considerar y resolver sobre la remuneración de los miembros de la Junta Directiva y del Comité Ejecutivo.

Caracas, trece (13) de febrero de 2007

La Junta Directiva

Nota. Se participa a los señores accionistas que la memoria y cuenta presentada por la Junta Directiva, los estados financieros auditados por contadores públicos, correspondientes al ejercicio económico finalizado el día 30 de noviembre de 2006, el informe de los Comisari[illegible] relacionada con esta convocatoria, se encuentran a su disposición en las oficinas de la compañía [illegible] ubicadas en la calle Hans Neumann, edificio Corimon, Pent House, Los Cortijos de Lourdes, Caracas, Venezuela y en el Venezolano de Crédito, Banco Universal, Departamento de Valores en la Avenida Mamed[illegible] [illegible] Caracas, Venezuela.

Item #58

RECEIVED

2007 AUG 15 A 10: 23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

REPUBLICA BOLIVARIANA DE VENEZUELA ... Morales Parra ... Público ... Castellano ... N° 37.475

Caracas, February 12, 2007

To
Angel Godón
Transfer Agent Manager
Banco Venezolano de Crédito

Dear Mr. Godón

For purposes of complying with the Capital Markets Law, we hereby submit the notice of meeting for the Regular Shareholders' Meeting of Corimon, C.A. to be published on February 13, 2007 in newspapers "El Universal" and "El Nacional". Such Meeting shall discuss on the following items:

1. To consider and resolve upon the financial statements corresponding to the fiscal year ended on November 30, 2006, review the report from the Statutory Auditors, as well as to consider and resolve upon the report from the Board of Directors.

2. To consider and resolve upon the appointment of the Board of Directors, the Executive Committee and the Chairman and Vice Chairman of the Board of Directors.

3. To consider and resolve upon the appointment of the Statutory Auditors and their alternates, as well as to establish their remuneration; to appoint an independent firm of certified public accountants in order that they render their expert opinion regarding the annual financial statements of the company

4. To consider and resolve upon, based on the project to be submitted by the Board of Directors, the declaration of a dividend to be charged to the account of Retained Earnings.

Being there no further matters to discuss, we expect your attendance to the meeting, our best regards.

Sincerely,

Virginia Serra L.
Investor Relations

CORIMON, C.A.
AUTHORIZED CAPITAL Bs. 97.973.320.000,00
SUBSCRIBED AND PAID-IN CAPITAL Bs. 78.383.090.000,00
CARACAS, VENEZUELA

NOTICE OF MEETING

The shareholders of Corimon, C.A. are called to a Regular Shareholders Meeting to be held on February 28th, 2006, at 12:30 a.m. in the Pent-House of the Corimon building, located at Calle Hans Neumann, Los Cortijos de Lourdes, in the city of Caracas, Venezuela, in order to deliberate on the following agenda:

1. Consider and resolve upon the financial statements for the year ended November 30th, 2006, considering the Statutory Auditors' Report, as well as consider and resolve upon the Board of Directors' Report.

2. Consider and resolve upon appointment of members to the Board of Directors, the Executive Committee, as well as the Chairman and Vice Chairman of the Board of Directors, should the previous item be approved.

3. Consider and resolve upon the appointment of the statutory auditors and their alternates and determine their remuneration. Appoint an independent public accounting firm to issue an opinion on the company's annual financial statements.

4. Consider and resolve upon the proposal submitted by the Board of Directors concerning a dividend payment against Retained Earnings.

5. Consider and resolve upon the remuneration for members of the Board of Directors and the Executive Committee.

The Board of Directors

Caracas, February 13th, 2007

Note: The shareholders are informed that the statement and account submitted by the Board of Directors, the financial statements audited by public accountants for the fiscal year ended November 30th, 2006 and the Statutory Auditors report are available for your inspection at the Company's offices located at Calle Hans Neumann, Corimon building, penthouse, Los Cortijos de Lourdes, and at Venezolano de Crédito Banco Universal, Securities Department, at Avenida Alameda, 8th floor, San Bernardino, Caracas, Venezuela.

CORIMON

Caracas, 12 de febrero de 2007

Señor
Angel Godón
Gerente Agente de Traspaso
Banco Venezolano de Crédito
Ciudad.-

Estimado Sr. Godón

A los fines de dar cumplimiento a la Ley de Mercado de Capitales, anexo a la presente le hacemos llegar la convocatoria para la Asamblea General Ordinaria de Accionistas de Corimon C.A., que será publicada el día 13 de febrero de 2007 en los periódicos "El Universal" y "El Nacional". En dicha Asamblea se tratarán los siguientes puntos:

1. Considerar y resolver acerca de los estados financieros correspondientes al ejercicio económico terminado el 30 de noviembre de 2006, con vista del informe de los Comisarios, así como considerar y resolver acerca del informe de la Junta Directiva.

2. Considerar y resolver sobre el nombramiento de los miembros de la Junta Directiva, del Comité Ejecutivo, del Presidente y Vicepresidente de la Junta Directiva.

3. Considerar y resolver acerca del nombramiento de los Comisarios y sus suplentes, así como fijarles su remuneración; designar una firma independiente de contadores públicos para que emita su dictamen sobre los estados financieros anuales de la compañía.

4. Considerar y resolver, con vista al proyecto que presentará la Junta Directiva, sobre el decreto de un dividendo con cargo a la cuenta de Utilidades No Distribuidas.

5. Considerar y resolver sobre la remuneración de los miembros de la Junta Directiva y del Comité Ejecutivo.

Sin otro particular al cual hacer referencia, y esperando contar con su grata presencia, se despide de usted,

Atentamente,

Virginia Serra L.
Relaciones con Inversionistas

CORIMON, C.A., S.A.C.A., Calle Hans Neumann, Edif. Corimon, Los Cortijos de Lourdes, Caracas 1071. VENEZUELA
Telfs.: 400.55.55 Fax: 400.56.44. RIF: J-000256411- NIT: 0035613939
Capital Autorizado: Bs 97.973.320.000,00 - Capital Suscrito y Pagado: Bs 75.368.355.000,00 - www.corimon.com

"CORIMON, C.A."
CAPITAL AUTORIZADO: Bs. 97.973.320.000,00
CAPITAL SUSCRITO Y PAGADO: Bs. 78.383.090.000,00
CARACAS, VENEZUELA

CONVOCATORIA

Se convoca a los señores accionistas para la Asamblea General de Corimon, C.A., que se celebrará el dia veintiocho (28) de febrero de 2007, a las 12:30 p.m., en el Pent- House del edificio Corimon, ubicado en la calle Hans Neumann de Los Cortijos de Lourdes, en la ciudad de Caracas, Venezuela, a fin de tratar la siguiente agenda:

1. Considerar y resolver acerca de los estados financieros correspondientes al ejercicio económico terminado el 30 de noviembre de 2006, con vista del informe de los Comisarios, así como considerar y resolver acerca del informe de la Junta Directiva.

2. Considerar y resolver sobre el nombramiento de los miembros de la Junta Directiva, del Comité Ejecutivo, del Presidente y Vicepresidente de la Junta Directiva.

3. Considerar y resolver acerca del nombramiento de los Comisarios y sus suplentes, así como fijarles su remuneración; designar una firma independiente de contadores públicos para que emita su dictamen sobre los estados financieros anuales de la compañía.

4. Considerar y resolver, con vista al proyecto que presentará la Junta Directiva, sobre el decreto de un dividendo con cargo a la cuenta de Utilidades No Distribuidas.

5. Considerar y resolver sobre la remuneración de los miembros de la Junta Directiva y del Comité Ejecutivo.

Caracas, trece (13) de febrero de 2007

La Junta Directiva

Nota. Se participa a los señores accionistas que la memoria y cuenta presentada por la Junta Directiva, los estados financieros auditados por contadores públicos, correspondientes al ejercicio económico finalizado el día 30 de noviembre de 2006, el informe de los Comisarios y demás [illegible] relacionada con esta convocatoria, se encuentran a su disposición en las oficinas de la compañía ubicadas en la calle Hans Neumann, edificio Corimon, Pent House, Los Cortijos de Lourdes, Caracas, Venezuela y en el Venezolano de Crédito, Banco Universal, Departamento de Valores, en la Avenida Alameda, Piso 8, San Bernardino, Caracas, Venezuela.

Item #59

REPUBLICA BOLIVARIANA DE VENEZUELA
Ingles - Castellano
G.O. N° 37.475

RECEIVED

Caracas, February 13, 2007

To
Nelson Ortiz
President
Bolsa de Valores de Caracas (Caracas Stock Exchange)

Dear Mr. Ortiz

We attach herein a copy of the notice of meeting for the General Shareholders' Meeting of Corimon, C.A. published today, February 13, 2007, in newspapers "El Universal" and "El Nacional".

We also attach two (2) copies of the audited financial statements for the fiscal year ended on November 30, 2006.

Being there no further matters to discuss, our best regards.

Sincerely,

Virginia Serra L.
Investor Relations

CORIMON, C.A.
AUTHORIZED CAPITAL Bs. 97.973.320.000,00
SUBSCRIBED AND PAID-IN CAPITAL Bs. 78.383.090.000,00
CARACAS, VENEZUELA

NOTICE OF MEETING

The shareholders of Corimon, C.A. are called to a Regular Shareholders Meeting to be held on February 28th, 2006, at 12:30 a.m. in the Pent-House of the Corimon building, located at Calle Hans Neumann, Los Cortijos de Lourdes, in the city of Caracas, Venezuela, in order to deliberate on the following agenda:

1. Consider and resolve upon the financial statements for the year ended November 30th, 2006, considering the Statutory Auditors' Report, as well as consider and resolve upon the Board of Directors' Report.

2. Consider and resolve upon appointment of members to the Board of Directors, the Executive Committee, as well as the Chairman and Vice Chairman of the Board of Directors, should the previous item be approved.

3. Consider and resolve upon the appointment of the statutory auditors and their alternates and determine their remuneration. Appoint an independent public accounting firm to issue an opinion on the company's annual financial statements.

4. Consider and resolve upon the proposal submitted by the Board of Directors concerning a dividend payment against Retained Earnings.

5. Consider and resolve upon the remuneration for members of the Board of Directors and the Executive Committee.

The Board of Directors

Caracas, February 13th, 2007

Note: The shareholders are informed that the statement and account submitted by the Board of Directors, the financial statements audited by public accountants for the fiscal year ended November 30th, 2006 and the Statutory Auditors report are available for your inspection at the Company's offices located at Calle Hans Neumann, Corimon building, penthouse, Los Cortijos de Lourdes, and at Venezolano de Crédito Banco Universal, Securities Department, at Avenida Alameda, 8th floor, San Bernardino, Caracas, Venezuela.

CORIMON, C.A. AND ITS SUBSIDIARIES

Consolidated Balance Sheet

November 30th, 2006 and 2005

(Millions of constant bolivars as of november 30th, 2006)

Assets	**2006**	**2005**
Current Assets		
Cash	16.299	21.208
Time deposits	645	2.489
Notes and accounts receivables		
Trade	115.806	80.694
Retainde taxes	12.345	14.860
Inversiones Neuco, C. A.	1.432	1.658
Prepayment - Suppiers	1.929	1.384
Officials and employees	488	379
Other	2.257	2.683
	134.257	101.658
Less allowance for doubtful accounts	3.967	3.678
Notes and account receivables, net	130.290	97.980
Inventories, net	56.867	62.920
Deposits in guarantee	6.511	5.958
Prepaid expenses	1.924	2.067
Deferred taxes	3.134	2.560
Total current assets	215.670	195.182
Long.term account receivables	9.466	11.583
Investment in shares	4.106	4.418
Fixed assets	140.282	157.625
Properrty, plant and equipment	15.234	14.496
Long-term deferred taxes	1.552	1.025
Deferred charges and other assets	4.546	7.847
Goodwill	-	516
Total assets	390.856	392.692

CORIMON, C.A. AND ITS SUBSIDIARIES

Consolidated Balance Sheet

November 30th, 2006 and 2005

(Millions of constant bolivars as of november 30th, 2006)

Liabilities and Shareholdres' Equity	**2006**	**2005**
Current liabilities		
Bank loans	50.483	40.316
Current portion of liabilities under contracts of financial lease	-	1.168
Notes and accounts payable		-
Trade	57.750	59.866
Directors and shareholders	427	494
Total notes and accounts payable	58.177	60.360
Preferred dividends	846	2.796
Income tax	-	894
Accrued expenses	28.541	24.727
Total current assets	138.047	130.261
Long-term bank loans	2.031	3.605
Liabilities under contracts of financial lease	-	1.278
Accrual for employees termination benefits, net of advances	5.675	6.277
Deferred tax	802	1.089
Preferred dividends	-	-
Other liabilities	1.348	504
Total liabilities	147.903	143.014
Minority interests	4.165	5.089
Shareholdres' equity	238.788	244.589
Total liabilities and shareholders' equity	390.856	392.692

CORIMON, C. A. AND ITS AFFILIATES

Consolidated Statement of Income

Three-month period ended november 30th, 2006 and 2005

(Millions of constant bolivars as of november 30th, 2006)

	2006	2005
Net Sales	99.204	86.810
Cost of Sales	60.651	58.913
Gross income	38.553	27.897
Operating expenses		
Selling	10.598	10.277
Administrative and general	3.259	3.649
Total operating expenses	13.856	13.926
Operating Income	24.697	13.971
Integral financial cost (income)		
Interests expenses, net	1.060	1.356
Foreign exchange, net	(24)	(315)
Monetary result	2.345	826
Total integral financial cost	3.381	1.867
Other expenses, net	2.715	958
Net income before income taxes, extraordinary account and minority interests in the consolidated affialiate net income	18.601	11.146
Current	4.770	(822)
Deferred	(1.558)	593
Total taxes	3.212	(229)
Net income before extraordinary account and minority interest in the consolidated affiliate	15.389	11.375
Extraordinary account - fiscal benefit for the use of previous years' fiscal losses, discounts for new investments and credit to business assets	5.842	311
Net income before minority interest in the consolidated affiliate net income	21.231	11.686
Minority interest participation in the consolidated affiliate's income	85	60
Net Income	21.146	11.626

CORIMON, C. A. AND ITS AFFILIATES
Consolidated Statment of Shareholders' Equity
Twelve-month period ended novemver 31st, 2006 and 2005
(Millions of constant bolivars as of november 31st, 2006)

	Capital stock common shares (nominal)	Capital stock adjustment	Premium on share issuance	Treasury stock	Premium on book value over the cost of subsidiaries' shares	Retained earnings (deficit) Legal reserve	Retained earnings (deficit) Not distributed (deficit)	Retained earnings (deficit) Total	Unrealized effect on investment valuation	Cumulative translation adjustment	Reuslt from holding nonmonetary assets (RETANM)	Total Shareholders' equity
ılances as of november 30th, 2004, previously reported	75,368	184,027	1,878	(131)	19,303	43,753	(44,826)	(1,073)	-	12,403	(70,014)	221,761
Adjustment for realization of deferred taxes from previous years	-	-	-	-	-	-	4,177	4,177	-	-	-	4,177
lances as of november 30th, 2004, restructu	75,368	184,027	1,878	(131)	19,303	43,753	(40,649)	3,104	-	12,403	(70,014)	225,938
areholders' Equity accounts compensation	-	(114,840)	-	-	-	-	44,826	44,826	-	-	70,014	-
t Income, restructured	-	-	-	-	-	-	11,626	11,626	-	-	-	11,626
anslation adjustment	-	-	-	-	-	-	-	-	-	(357)	-	(357)
sult from holding nonmonetary assets	-	-	-	-	-	-	-	-	-	-	(1,285)	(1,285)
lances as of november 30th, 2005, restructu	75,368	69,187	1,878	(131)	19,303	43,753	15,803	59,556	-	12,046	(1,285)	235,922
vidends declared												
Stick dividend	3,015	402	-	-	-	-	(3,417)	(3,417)	-	-	-	-
Cash dividend	-	-	-	-	-	-	(1,755)	(1,755)	-	-	-	(1,755)
t Income	-	-	-	-	-	-	21,146	21,146	-	-	-	21,146
anslation adjustment	-	-	-	-	-	-	-	-	-	-	-	-
ect on investment valuation	-	-	-	-	-	-	-	-	(253)	-	-	(253)
sult from holding nonmonetary assets	-	-	-	-	-	-	(891)	(891)	-	(2,085)	(19,530)	(22,506)
lances as of november 30th, 2006	78,383	69,589	1,878	(131)	19,303	43,753	30,886	74,639	(253)	9,961	(20,815)	232,554

CORIMON, C. A. AND ITS AFFILIATES

Consolidated Statment of Cash Flows

Twelve-month period ended november 30th, 2006

(Millions of constant bolivars as of november 31st, 2006)

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	21,146	20,293
Adjustments to reconcile net loss to cash provided by (used in) operating activities -		
Depreciation	6,749	14,410
Amortization	550	1,731
Gain on property, plant and equiipment sale	(65)	(191)
Gain from net monetary position, net	749	753
Deferred taxes	(1,558)	593
Allowance for loss in current value of long-term accunts receivable	(1,179)	(63)
Accrual for employee termination benefits, net of advances and payments	(602)	420
Minority interests in consolidated affiliate	500	(374)
Changes in assets and liabilities		
Reducción (increase) in -		
Notes and accounts receivable	(33,114)	(28,994)
Inventories	6,053	(12,437)
Time deposits	(553)	428
Prepaid expenses	143	(480)
Deferred charges, other assets and goodwill	311	586
Increase (decrease) in -		
Notes and accounts payable	(2,183)	11,738
Income tax payable	(894)	(5,119)
Dividends payable	(1,950)	(427)
Other liabilities	844	(85)
Accrued expenses	3,814	(56)
Total adjustments	(22,385)	(17,567)
Net cash provided by (used in) operating activities	(1,239)	2,726
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisitions of property, plant and equipment	(9,272)	(6,589)
Proceeds from sale of property, plant and equipment	50	1,123
Time deposits	1,844	(818)
Investments in share	312	(4,049)
Long-term accounts receivable, net	3,522	2,161
Cash used in investing activities	(3,544)	(8,172)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends payments	(1,755)	-
Payments on financial leasing	(2,446)	(2,813)
Loans and other financial accounts payable, net	8,593	13,154
Net cash provided by financing activities	4,392	10,341
'ranslation adjustment	(2,085)	(357)
Net decrease (increase) in cash and cash equivalents	(2,476)	4,538
:ash and cash equivalents at the beginning of the year	21,208	16,670
:ash and cash equivalents at the end of the year	18,732	21,208
;reakdown activities of monetary cahnges		
Cash	2,887	2,209
Operating activities	8,358	(4,725)
Investing activities	(1,262)	(3,327)
Financing activities	(6,528)	4,773
	3,455	(1,070)

CORIMON

Caracas, 13 de febrero de 2007

BOLSA DE VALORES DE CARACAS, C.A.
RECIBIDO
13 FEB. 2007
NO IMPLICA LA ACEPTACION DE SU CONTENIDO

Señor
Nelson Ortiz
Presidente
Bolsa de Valores de Caracas
Ciudad.-

Estimado Sr. Ortiz

Anexamos copia de la convocatoria a la Asamblea General de Accionistas de Corimon C.A., que fue publicada hoy 13 de febrero de 2007 en los periódicos "El Universal" y "El Nacional".

De igual forma anexamos dos (2) ejemplares de los estados financieros auditados para el período fiscal que finalizó el 30 de noviembre de 2006.

Sin otro particular al cual hacer referencia, se despide de usted,

Atentamente,

Virginia Serra L.
Relaciones con Inversionistas

CORIMON, C.A., S.A.C.A., Calle Hans Neumann, Edif. Corimon, Los Cortijos de Lourdes, Caracas 1071, VENEZUELA
Telfs.: 400.55.55 Fax: 400.56.44. RIF: J-000256411- NIT: 0036613939
Capital Autorizado: Bs. 97.973.320.000,00 - Capital Suscrito y Pagado: Bs. 75.368.355.000,00 - www.corimon.com

CORIMON, C.A.

CAPITAL AUTORIZADO: BS. 97.973.320.000,00
CAPITAL SUSCRITO Y PAGADO: BS. 78.383.090.000,00
CARACAS, VENEZUELA

CONVOCATORIA

[illegible] para la Asamblea General de [illegible] veintiocho (28) de febrero de [illegible] del edificio Corimon, ubicado en [illegible] de Los Cortijos de Lourdes, en la ciudad de Caracas [illegible] agenda:

[illegible] Estados Financieros [illegible] terminado el 30 de noviembre de 2006 [illegible] de los Comisarios, así como considerar y resolver [illegible]

[illegible] de los miembros de la Junta [illegible] del Presidente y Vicepresidente de [illegible]

[illegible] nombramiento de los Comisarios y sus suplentes [illegible] fijarles su remuneración, designar una firma [illegible] de la Compañía.

[illegible] que presentará la Junta Directiva [illegible] con cargo a la cuenta de Utilidades [illegible]

[illegible]

[illegible]

[illegible]

1-13

MARTES 13 DE FEBRERO DE 2007
www.eluniversal.com

CORIMON, C.A.

CAPITAL AUTORIZADO: BS. 97.973.320.000,00
CAPITAL SUSCRITO Y PAGADO: BS. 78.383.090.000,00
CARACAS, VENEZUELA

CONVOCATORIA

Se convoca a los señores accionistas para la Asamblea General de Corimon, C.A., que se celebrará el día veintiocho (28) de febrero de 2007, a las 12:30 p.m., en el Pen - House del edificio Corimon, ubicado en la calle Hans Neumann de Los Cortijos de Lourdes, en la ciudad de Caracas, Venezuela [illegible] fin de tratar la siguiente agenda:

1. Considerar y resolver acerca de los estados financieros correspondientes al ejercicio económico terminado el 30 de noviembre de 2006, con vista del informe de los Comisarios, así como considerar y resolver acerca del informe de la Junta Directiva.

2. Considerar y resolver sobre el nombramiento de los miembros de la Junta Directiva, del Comité Ejecutivo, del Presidente y Vicepresidente de la Junta Directiva.

3. Considerar y resolver acerca del nombramiento de los Comisarios y sus suplentes, así como fijarles su remuneración; designar una firma independiente de contadores públicos para que emita su dictamen sobre los estados financieros anuales de la compañía.

4. Considerar y resolver, con vista al proyecto que presentará la Junta Directiva, sobre el decreto de un dividendo con cargo a la cuenta de Utilidades No Distribuidas.

5. Considerar y resolver sobre la remuneración de los miembros de la Junta Directiva y del Comité Ejecutivo.

Caracas, trece (13) de febrero de 2007

[illegible]

Nota: Se participa a los señores accionistas que la memoria y cuenta presentada por la Junta Directiva, los estados financieros auditados por contadores públicos, correspondientes al ejercicio económico finalizado el día 30 de noviembre de 2006, el informe de los Comisarios y demás documentación relacionada con esta convocatoria [illegible] a su disposición en las oficinas [illegible] Corimon, Pent-House [illegible] Crédito [illegible] Alameda, [illegible]

CORIMON, C. A. Y COMPAÑÍAS FILIALES

Balances Generales Consolidados

30 de noviembre de 2006 y 2005

(Expresados en millones de bolivares constantes del 30 de noviembre de 2006)

Activos	2006	2005
Activos circulantes:		
Efectivo y equivalentes de efectivo	16.299	21.208
Depósito a plazo fijo	645	2.489
Documentos y cuentas por cobrar		
Comerciales	115.806	80.694
Impuestos retenidos	12.345	14.860
Inversiones Neuco, C. A.	1.432	1.658
Anticipo a proveedores	1.929	1.384
Funcionarios y empleados	488	379
Otras	2.257	2.683
	134.257	101.658
Menos estimación para cuentas de cobro dudoso	3.967	3.678
Total documentos y cuentas por cobrar	130.290	97.980
Inventarios, neto	56.867	62.920
Depósitos en garantía	6.511	5.958
Gastos pagados por anticipado	1.924	2.067
Impuesto diferido	3.134	2.560
Total activos circulantes	215.670	195.182
Cuentas por cobrar a largo plazo	9.466	11.583
Inversiones en acciones	4.106	4.418
Propiedades, plantas y equipo, neto	140.282	157.625
Terrenos y otros activos para la venta	15.234	14.496
Impuesto diferido a largo plazo	1.552	1.025
Cargos diferidos y otros activos	4.546	7.847
Plusvalía	-	516
Total activos	390.856	392.692

CORIMON, C. A. Y COMPAÑÍAS FILIALES

Balances Generales Consolidados, Continuación

30 de noviembre de 2006 y 2005

(Expresados en millones de bolívares constantes del 30 de noviembre de 2006)

Pasivos y Patrimonio	**2006**	**2005**
Pasivos circulantes:		
Préstamos y otras obligaciones financieras	50.483	40.316
Porción circulante de obligaciones bajo contratos de arrendamiento financiero	-	1.168
Documentos y cuentas por pagar		-
Comerciales	57.750	59.866
Directores y accionistas	427	494
Total documentos y cuentas por pagar	58.177	60.360
Dividendos preferidos por pagar	846	2.796
Impuestos sobre la renta por pagar	-	894
Gastos acumulados por pagar	28.541	24.727
Total pasivos circulantes	138.047	130.261
Préstamos y otras obligaciones financieras a largo plazo	2.031	3.605
Obligaciones a largo plazo bajo contratos de arrendamiento financiero	-	1.278
Apartado para indemnizaciones laborales, neto de anticipos	5.675	6.277
Impuesto diferido	802	1.089
Dividendos preferidos por pagar	-	-
Otros pasivos	1.348	504
Total pasivos	147.903	143.014
Intereses minoritarios	4.165	5.089
Patrimonio, según estado adjunto	238.788	244.589
Total pasivos y patrimonio	390.856	392.692

Las notas que se acompañan forman parte de los estados financieros consolida - -

CORIMON, C. A. Y COMPAÑÍAS FILIALES

Estados Consolidados de Ganancias y Pérdidas

Trimestres finalizados el 30 de noviembre de 2006 y 2005

(Expresados en millones de bolívares constantes del 30 de noviembre de 2006)

	2006	2005
Ventas netas	99.204	86.810
Costo de ventas	60.651	58.913
Utilidad bruta	38.553	27.897
Gastos de operaciones:		
De ventas	10.598	10.277
Administración y generales	3.259	3.649
Total gastos de operaciones	13.856	13.926
Utilidad en operaciones	24.697	13.971
Costo (ingreso) integral de financiamiento:		
Intereses gastos, neto	1.060	1.356
Diferencia en fluctuación cambiaria, neta	(24)	(315)
Resultado monetario del ejercicio	2.345	826
Total costo integral de financiamiento	3.381	1.867
Otros egresos, netos	2.715	958
Utilidad antes de impuesto sobre la renta, partida extraordinaria y participación minoritaria en y participación minoritaria en la utilidad de filial consolidada	18.601	11.146
Corriente	4.770	(822)
Diferido	(1.558)	593
Total impuestos	3.212	(229)
Utilidad antes de partida extraordinaria y participación minoritaria en la utilidad de filial consolidada	15.389	11.375
Partida extraordinaria - beneficio fiscal por la utilización de pérdida fiscal de años anteriores, rebajas por nuevas inversiones y créditos a los activos empresariales	5.842	311
Utilidad antes de participación minoritaria en la utilidad de filial consolidada	21.231	11.686
Participación minoritaria en la utilidad de filial consolidada	85	60
Utilidad neta	21.146	11.626

CORIMON, C. A. Y COMPAÑÍAS FILIALES

Estados Consolidados de Movimiento de las Cuentas de Patrimonio

Años terminados el 31 de noviembre de 2006 y 2005

(Expresados en millones de bolívares constantes del 30 de noviembre de 2006)

	Capital social acciones comunes (nominal)	Actualización del capital social	Prima en emisión de acciones	Acciones en tesorería	Exceso del valor neto en libros sobre el costo de acciones de filial	Utilidades retenidas (déficit)			Efecto no realizado en valuación de inversión	Ajuste acumulado por traducción monetaria	Resultado no relizado por tenencia de activos no monetarios (RETANM)	Total patrimonio
						Reserva legal	No distribuidas (déficit)	Total				
Saldos al 30 de noviembre de 2004, previamente informados	75.368	184.027	1.878	(131)	19.303	43.753	(44.826)	(1.073)	-	12.403	(70.014)	221.761
Ajuste por el reconocimiento de impuesto diferido de años anteriores	-	-	-	-	-	-	4.177	4.177	-	-	-	4.177
Saldos al 30 de noviembre de 2004, reestructurados	75.368	184.027	1.878	(131)	19.303	43.753	(40.649)	3.104	-	12.403	(70.014)	225.938
Compensación de cuentas patrimoniales	-	(114.840)	-	-	-	-	44.826	44.826	-	-	70.014	-
Utilidad neta, reestructurada	-	-	-	-	-	-	11.626	11.626	-	-	-	11.626
Ajuste por traducción	-	-	-	-	-	-	-	-	-	(357)	-	(357)
Efecto por tenencia de activos no monetarios	-	-	-	-	-	-	-	-	-	-	(1.285)	(1.285)
Saldos al 30 de noviembre de 2005, reestructurados	75.368	69.187	1.878	(131)	19.303	43.753	15.803	59.556	-	12.046	(1.285)	235.922
Decreto de dividendos												
En acciones	3.015	402	-	-	-	-	(3.417)	(3.417)	-	-	-	-
En efectivo	-	-	-	-	-	-	(1.755)	(1.755)	-	-	-	(1.755)
Utilidad neta	-	-	-	-	-	-	21.146	21.146	-	-	-	21.146
Ajuste por traducción	-	-	-	-	-	-	-	-	-	-	-	-
Efecto de valuación de inversiones	-	-	-	-	-	-	-	-	(253)	-	-	(253)
Efecto por tenencia de activos no monetarios	-	-	-	-	-	-	(891)	(891)	-	(2.085)	(19.530)	(22.506)
Saldos al 30 de noviembre de 2006	78.383	69.589	1.878	(131)	19.303	43.753	30.886	74.639	(253)	9.961	(20.815)	232.554

Las notas que se acompañan forman parte de los estados financieros consolidados.

CORIMON, C. A. Y COMPAÑÍAS FILIALES

Estados Consolidados de Movimiento del Efectivo

Años terminados el 30 de noviembre de 2006 y 2005

(Expresados en millones de bolívares constantes del 30 de noviembre de 2006)

	2006	2005
Movimiento del efectivo proveniente de las actividades operacionales:		
Utilidad neta	21.146	20.293
Ajuste para conciliar la utilidad neta con el efectivo neto (usado en) provisto por las actividades operacionales -		
Depreciación	6.749	14.410
Amortización	550	1.731
Ganancia en venta de propiedades, plantas y equipo	(65)	(191)
Ganancia por posición monetaria, neta	749	753
Impuesto diferido	(1.558)	593
Ajuste de estimación para pérdida de valor actual de cuentas por cobrar a largo plazo	(1.179)	(63)
Provisión para indemnizaciones laborales, neta de anticipos y pagos	(602)	420
Participación minoritaria en filial consolidada	500	(374)
Cambios en activos y pasivos -		
Disminución (aumento) en -		
Documentos y cuentas por cobrar	(33.114)	(28.994)
Inventarios	6.053	(12.437)
Depósitos en garantía	(553)	428
Gastos pagados por anticipado	143	(480)
Cargos diferidos, otros activos y plusvalía	311	586
Aumento (disminución) en -		
Documentos y cuentas por pagar	(2.183)	11.738
Impuestos sobre la renta por pagar	(894)	(5.119)
Dividendos por pagar	(1.950)	(427)
Otros pasivos	844	(85)
Gastos acumulados	3.814	(56)
Total ajustes	(22.385)	(17.567)
Efectivo neto (usado en) provisto por las actividades operacionales	(1.239)	2.726
Movimiento del efectivo proveniente de las actividades de inversión:		
Adquisiciones de propiedades, planta y equipo y terrenos y otros activos para la venta	(9.272)	(6.589)
Venta y retiros de propiedades, plantas y equipo	50	1.123
Depósitos a plazo fijo	1.844	(818)
Inversión en acciones	312	(4.049)
Cuentas por cobrar a largo plazo, neto	3.522	2.161
Efectivo neto usado en las actividades de inversión	(3.544)	(8.172)
Movimiento del efectivo proveniente de las actividades de financiamiento:		
Pago de dividendos	(1.755)	-
Pagos de obligaciones por arrendamiento financiero	(2.446)	(2.813)
Préstamos y otras obligaciones financieras, neto	8.593	13.154
Efectivo neto provisto por las actividades de financiamiento	4.392	10.341
Ajuste por traducción	(2.085)	(357)
Disminución aumento neto en el efectivo y equivalente de efectivo	(2.476)	4.538
Efectivo y equivalentes de efectivo al comienzo del año	21.208	16.670
Efectivo y equivalentes de efectivo al final del año	18.732	21.208
El resultado monetario del ejercicio corresponde a:		
Efectivo	2.887	2.209
Actividades operacionales	8.358	(4.725)
Actividades de inversión	(1.262)	(3.327)
Actividades de financiamiento	(6.528)	4.773
	3.455	(1.070)

Las notas que se acompañan forman parte de los estados financieros consolidados.

Item #60

RECEIVED
2007 AUG 16 A 10:41
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

REPUBLICA BOLIVARIANA DE VENEZUELA
G.O. N° 37.475

Caracas, February 13, 2007

To
Karen Alvarado
Operations Manager
Caja Venezolana de Valores

Dear Mrs. Alvarado

We attach herein a copy of the notice of meeting for the General Shareholders' Meeting of Corimon, C.A. published today, February 13, 2007, in newspapers "El Universal" and "El Nacional".

We also attach two (2) copies of the audited financial statements for the fiscal year ended on November 30, 2006.

Being there no further matters to discuss, our best regards.

Sincerely,

Virginia Serra L.
Investor Relations

CORIMON, C.A.
AUTHORIZED CAPITAL Bs. 97.973.320.000,00
SUBSCRIBED AND PAID-IN CAPITAL Bs. 78.383.090.000,00
CARACAS, VENEZUELA

NOTICE OF MEETING

The shareholders of Corimon, C.A. are called to a Regular Shareholders Meeting to be held on February 28th, 2006, at 12:30 a.m. in the Pent-House of the Corimon building, located at Calle Hans Neumann, Los Cortijos de Lourdes, in the city of Caracas, Venezuela, in order to deliberate on the following agenda:

1. Consider and resolve upon the financial statements for the year ended November 30th, 2006, considering the Statutory Auditors' Report, as well as consider and resolve upon the Board of Directors' Report.

2. Consider and resolve upon appointment of members to the Board of Directors, the Executive Committee, as well as the Chairman and Vice Chairman of the Board of Directors, should the previous item be approved.

3. Consider and resolve upon the appointment of the statutory auditors and their alternates and determine their remuneration. Appoint an independent public accounting firm to issue an opinion on the company's annual financial statements.

4. Consider and resolve upon the proposal submitted by the Board of Directors concerning a dividend payment against Retained Earnings.

5. Consider and resolve upon the remuneration for members of the Board of Directors and the Executive Committee.

The Board of Directors

Caracas, February 13th, 2007

Note: The shareholders are informed that the statement and account submitted by the Board of Directors, the financial statements audited by public accountants for the fiscal year ended November 30th, 2006 and the Statutory Auditors report are available for your inspection at the Company's offices located at Calle Hans Neumann, Corimon building, penthouse, Los Cortijos de Lourdes, and at Venezolano de Crédito Banco Universal, Securities Department, at Avenida Alameda, 8th floor, San Bernardino, Caracas, Venezuela.

CORIMON

RECEIVED

2007 FEB 16 A 10:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Caracas, 13 de febrero de 2007

Señora
Karen Alvarado
Gerente de Operaciones
Caja Venezolana de Valores
Ciudad.-

Estimada Sra. Alvarado

Anexamos copia de la convocatoria a la Asamblea General de Accionistas de Corimon C.A., que fue publicada hoy 13 de febrero de 2007 en los periódicos "El Universal" y "El Nacional".

De igual forma anexamos dos (2) ejemplares de los estados financieros auditados para el período fiscal que finalizó el 30 de noviembre de 2006.

Sin otro particular al cual hacer referencia, se despide de usted,

Atentamente,

Virginia Serra L.
Relaciones con Inversionistas

CORIMON, C.A. S.A.C.A., Calle Hans Neumann, Edif. Corimon, Los Cortijos de Lourdes, Caracas 1071 VENEZUELA
Telfs. 400 55 55 Fax 400.56.44. RIF. J-000256411- NIT: 0036613939
Capital Autorizado Bs. 97.973.320 000,00 - Capital Suscrito y Pagado Bs. 75 368 355 000,00 - www.corimon.com

CORIMON, C.A.

CAPITAL AUTORIZADO: BS. 97.973.320.000,00
CAPITAL SUSCRITO Y PAGADO: BS. 78.383.090.000,00
CARACAS, VENEZUELA

CONVOCATORIA

[illegible] convocados para la Asamblea [illegible] de [illegible] celebrará [illegible] día veintiocho (28) de febrero de 2007 [illegible] Pent House del edificio Corimon, ubicado [illegible] de Los Cortijos de Lourdes, en la ciudad de [illegible] orden del día [illegible]

[illegible] Estados Financieros [illegible] terminado el 30 de noviembre de 2006 [illegible] de los Comisarios, así como considerar y resolver [illegible] Junta Directiva.

[illegible] de los miembros de la Junta Directiva [illegible] Comité Ejecutivo [illegible] del Presidente y Vicepresidente de [illegible]

[illegible] de los Comisarios y sus suplentes, así como fijarles su remuneración, designar una firma [illegible] que [illegible] sobre los estados financieros anuales de la Compañía.

[illegible] que presentará la Junta Directiva [illegible] con cargo a la cuenta de [illegible]

[illegible]

[illegible] de 2007

[illegible]

[illegible]

[illegible] 13 DE FEBRERO DE 2007
www.eluniversal.com

CORIMON, C.A.

CAPITAL AUTORIZADO: BS. 97.973.320.000,00
CAPITAL SUSCRITO Y PAGADO: BS. 78.383.090.000,00
CARACAS, VENEZUELA

CONVOCATORIA

Se convoca a los señores accionistas para la Asamblea General de Corimon, C.A., que se celebrará el día veintiocho (28) de febrero de 2007, a las 12:30 p.m., en el Pen - House del edificio Corimon, ubicado en la calle Hans Neumann de Los Cortijos de Lourdes, en la ciudad de Caracas, Venezuela [illegible] fin de tratar la siguiente agenda:

1. Considerar y resolver acerca de los estados financieros correspondientes al ejercicio económico terminado el 30 de noviembre de 2006, con vista del informe de los Comisarios, así como considerar y resolver acerca del informe de la Junta Directiva.

2. Considerar y resolver sobre el nombramiento de los miembros de la Junta Directiva, del Comité Ejecutivo, del Presidente y Vicepresidente de la Junta Directiva.

3. Considerar y resolver acerca del nombramiento de los Comisarios y sus suplentes, así como fijarles su remuneración; designar una firma independiente de contadores públicos para que emita su dictamen sobre los estados financieros anuales de la compañía.

4. Considerar y resolver, con vista al proyecto que presentará la Junta Directiva, sobre el decreto de un dividendo con cargo a la cuenta de Utilidades No Distribuidas.

5. Considerar y resolver sobre la remuneración de los miembros de la Junta Directiva y del Comité Ejecutivo.

Caracas, trece (13) de febrero de 2007

[illegible]

Nota: Se participa a los señores accionistas que la memoria y cuenta presentada por la Junta Directiva, los estados financieros auditados por contadores públicos, correspondientes al ejercicio económico finalizado el día 30 de noviembre de 2006, el informe de los Comisarios y demás documentación relacionada con esta convocatoria se encuentran a su disposición en las oficinas de [illegible] Corimon, Pent-house Los Cortijos [illegible] de [illegible]

CORIMON, C. A. Y COMPAÑÍAS FILIALES

Balances Generales Consolidados

30 de noviembre de 2006 y 2005

(Expresados en millones de bolívares constantes del 30 de noviembre de 2006)

Activos	**2006**	**2005**
Activos circulantes:		
Efectivo y equivalentes de efectivo	16.299	21.208
Depósito a plazo fijo	645	2.489
Documentos y cuentas por cobrar		
Comerciales	115.806	80.694
Impuestos retenidos	12.345	14.860
Inversiones Neuco, C. A.	1.432	1.658
Anticipo a proveedores	1.929	1.384
Funcionarios y empleados	488	379
Otras	2.257	2.683
	134.257	101.658
Menos estimación para cuentas de cobro dudoso	3.967	3.678
Total documentos y cuentas por cobrar	130.290	97.980
Inventarios, neto	56.867	62.920
Depósitos en garantía	6.511	5.958
Gastos pagados por anticipado	1.924	2.067
Impuesto diferido	3.134	2.560
Total activos circulantes	215.670	195.182
Cuentas por cobrar a largo plazo	9.466	11.583
Inversiones en acciones	4.106	4.418
Propiedades, plantas y equipo, neto	140.282	157.625
Terrenos y otros activos para la venta	15.234	14.496
Impuesto diferido a largo plazo	1.552	1.025
Cargos diferidos y otros activos	4.546	7.847
Plusvalía	-	516
Total activos	390.856	392.692

CORIMON, C. A. Y COMPAÑÍAS FILIALES

Balances Generales Consolidados, Continuación

30 de noviembre de 2006 y 2005

(Expresados en millones de bolivares constantes del 30 de noviembre de 2006)

Pasivos y Patrimonio	**2006**	**2005**
Pasivos circulantes:		
Préstamos y otras obligaciones financieras	50.483	40.316
Porción circulante de obligaciones bajo contratos de arrendamiento financiero	-	1.168
Documentos y cuentas por pagar		-
Comerciales	57.750	59.866
Directores y accionistas	427	494
Total documentos y cuentas por pagar	58.177	60.360
Dividendos preferidos por pagar	846	2.796
Impuestos sobre la renta por pagar	-	894
Gastos acumulados por pagar	28.541	24.727
Total pasivos circulantes	138.047	130.261
Préstamos y otras obligaciones financieras a largo plazo	2.031	3.605
Obligaciones a largo plazo bajo contratos de arrendamiento financiero	-	1.278
Apartado para indemnizaciones laborales, neto de anticipos	5.675	6.277
Impuesto diferido	802	1.089
Dividendos preferidos por pagar	-	-
Otros pasivos	1.348	504
Total pasivos	147.903	143.014
Intereses minoritarios	4.165	5.089
Patrimonio, según estado adjunto	238.788	244.589
Total pasivos y patrimonio	390.856	392.692

Las notas que se acompañan forman parte de los estados financieros consolida - -

CORIMON, C. A. Y COMPAÑÍAS FILIALES

Estados Consolidados de Ganancias y Pérdidas

Trimestres finalizados el 30 de noviembre de 2006 y 2005

(Expresados en millones de bolívares constantes del 30 de noviembre de 2006)

	2006	2005
Ventas netas	99.204	86.810
Costo de ventas	60.651	58.913
Utilidad bruta	38.553	27.897
Gastos de operaciones:		
De ventas	10.598	10.277
Administración y generales	3.259	3.649
Total gastos de operaciones	13.856	13.926
Utilidad en operaciones	24.697	13.971
Costo (ingreso) integral de financiamiento:		
Intereses gastos, neto	1.060	1.356
Diferencia en fluctuación cambiaria, neta	(24)	(315)
Resultado monetario del ejercicio	2.345	826
Total costo integral de financiamiento	3.381	1.867
Otros egresos, netos	2.715	958
Utilidad antes de impuesto sobre la renta, partida extraordinaria y participación minoritaria en y participación minoritaria en la utilidad de filial consolidada	18.601	11.146
Corriente	4.770	(822)
Diferido	(1.558)	593
Total impuestos	3.212	(229)
Utilidad antes de partida extraordinaria y participación minoritaria en la utilidad de filial consolidada	15.389	11.375
Partida extraordinaria - beneficio fiscal por la utilización de pérdida fiscal de años anteriores, rebajas por nuevas inversiones y créditos a los activos empresariales	5.842	311
Utilidad antes de participación minoritaria en la utilidad de filial consolidada	21.231	11.686
Participación minoritaria en la utilidad de filial consolidada	85	60
Utilidad neta	21.146	11.626

CORIMON, C. A. Y COMPAÑÍAS FILIALES

Estados Consolidados de Movimiento de las Cuentas de Patrimonio

Años terminados el 31 de noviembre de 2006 y 2005

(Expresados en millones de bolívares constantes del 30 de noviembre de 2006)

	Capital social acciones comunes (nominal)	Actualización del capital social	Prima en emisión de acciones	Acciones en tesorería	Exceso del valor neto en libros sobre el costo de acciones de filial	Utilidades retenidas (déficit)			Efecto no realizado en valuación de inversión	Ajuste acumulado por traducción monetaria	Resultado no relizado por tenencia de activos no monetarios (RETANM)	Total patrimonio
						Reserva legal	No distribuidas (déficit)	Total				
Saldos al 30 de noviembre de 2004, previamente informados	75.368	184.027	1.878	(131)	19.303	43.753	(44.826)	(1.073)	-	12.403	(70.014)	221.761
Ajuste por el reconocimiento de impuesto diferido de años anteriores	-	-	-	-	-	-	4.177	4.177	-	-	-	4.177
Saldos al 30 de noviembre de 2004, reestructurados	75.368	184.027	1.878	(131)	19.303	43.753	(40.649)	3.104	-	12.403	(70.014)	225.938
Compensación de cuentas patrimoniales	-	(114.840)	-	-	-	-	44.826	44.826	-	-	70.014	-
Utilidad neta, reestructurada	-	-	-	-	-	-	11.626	11.626	-	-	-	11.626
Ajuste por traducción	-	-	-	-	-	-	-	-	-	(357)	-	(357)
Efecto por tenencia de activos no monetarios	-	-	-	-	-	-	-	-	-	-	(1.285)	(1.285)
Saldos al 30 de noviembre de 2005, reestructurados	75.368	69.187	1.878	(131)	19.303	43.753	15.803	59.556	-	12.046	(1.285)	235.922
Decreto de dividendos												
En acciones	3.015	402	-	-	-	-	(3.417)	(3.417)	-	-	-	-
En efectivo	-	-	-	-	-	-	(1.755)	(1.755)	-	-	-	(1.755)
Utilidad neta	-	-	-	-	-	-	21.146	21.146	-	-	-	21.146
Ajuste por traducción	-	-	-	-	-	-	-	-	-	-	-	-
Efecto de valuación de inversiones	-	-	-	-	-	-	-	-	(253)	-	-	(253)
Efecto por tenencia de activos no monetarios	-	-	-	-	-	-	(891)	(891)	-	(2.085)	(19.530)	(22.506)
Saldos al 30 de noviembre de 2006	78.383	69.589	1.878	(131)	19.303	43.753	30.886	74.639	(253)	9.961	(20.815)	232.554

Las notas que se acompañan forman parte de los estados financieros consolidados.

CORIMON, C. A. Y COMPAÑÍAS FILIALES

Estados Consolidados de Movimiento del Efectivo

Años terminados el 30 de noviembre de 2006 y 2005

(Expresados en millones de bolívares constantes del 30 de noviembre de 2006)

	2006	2005
Movimiento del efectivo proveniente de las actividades operacionales:		
Utilidad neta	21.146	20.293
Ajuste para conciliar la utilidad neta con el efectivo neto (usado en) provisto por las actividades operacionales -		
Depreciación	6.749	14.410
Amortización	550	1.731
Ganancia en venta de propiedades, plantas y equipo	(65)	(191)
Ganancia por posición monetaria, neta	749	753
Impuesto diferido	(1.558)	593
Ajuste de estimación para pérdida de valor actual de cuentas por cobrar a largo plazo	(1.179)	(63)
Provisión para indemnizaciones laborales, neta de anticipos y pagos	(602)	420
Participación minoritaria en filial consolidada	500	(374)
Cambios en activos y pasivos -		
Disminución (aumento) en -		
Documentos y cuentas por cobrar	(33.114)	(28.994)
Inventarios	6.053	(12.437)
Depósitos en garantía	(553)	428
Gastos pagados por anticipado	143	(480)
Cargos diferidos, otros activos y plusvalía	311	586
Aumento (disminución) en -		
Documentos y cuentas por pagar	(2.183)	11.738
Impuestos sobre la renta por pagar	(894)	(5.119)
Dividendos por pagar	(1.950)	(427)
Otros pasivos	844	(85)
Gastos acumulados	3.814	(56)
Total ajustes	(22.385)	(17.567)
Efectivo neto (usado en) provisto por las actividades operacionales	(1.239)	2.726
Movimiento del efectivo proveniente de las actividades de inversión.		
Adquisiciones de propiedades, planta y equipo y terrenos y otros activos para la venta	(9.272)	(6.589)
Venta y retiros de propiedades, plantas y equipo	50	1.123
Depósitos a plazo fijo	1.844	(818)
Inversión en acciones	312	(4.049)
Cuentas por cobrar a largo plazo, neto	3.522	2.161
Efectivo neto usado en las actividades de inversión	(3.544)	(8.172)
Movimiento del efectivo proveniente de las actividades de financiamiento:		
Pago de dividendos	(1.755)	-
Pagos de obligaciones por arrendamiento financiero	(2.446)	(2.813)
Préstamos y otras obligaciones financieras, neto	8.593	13.154
Efectivo neto provisto por las actividades de financiamiento	4.392	10.341
Ajuste por traducción	(2.085)	(357)
Disminución aumento neto en el efectivo y equivalente de efectivo	(2.476)	4.538
Efectivo y equivalentes de efectivo al comienzo del año	21.208	16.670
Efectivo y equivalentes de efectivo al final del año	18.732	21.208
El resultado monetario del ejercicio corresponde a:		
Efectivo	2.887	2.209
Actividades operacionales	8.358	(4.725)
Actividades de inversión	(1.262)	(3.327)
Actividades de financiamiento	(6.528)	4.773
	3.455	(1.070)

Las notas que se acompañan forman parte de los estados financieros consolidados.

Item #61

RECEIVED

2007 AUG 16 A 10:14

Caracas, February 13, 2007

To
Fernando José De Candia Ochoa
President
Comisión Nacional de Valores (National Securities Commission)

Dear Mr. De Candia:

We attach herein a copy of the notice of meeting for the General Shareholders' Meeting of Corimon, C.A. published today, February 13, 2007, in newspapers "El Universal" and "El Nacional".

We also attach five (5) copies of the audited financial statements for the fiscal year ended on November 30, 2006.

Being there no further matters to discuss, our best regards.

Sincerely,

Virginia Serra L.
Investor Relations

REPUBLICA BOLIVARIANA DE VENEZUELA
Interprete Publico
Ingles - Castellano
G.O. N° 37:475

CORIMON, C.A.
AUTHORIZED CAPITAL Bs. 97.973.320.000,00
SUBSCRIBED AND PAID-IN CAPITAL Bs. 78.383.090.000,00
CARACAS, VENEZUELA

NOTICE OF MEETING

The shareholders of Corimon, C.A. are called to a Regular Shareholders Meeting to be held on February 28th, 2006, at 12:30 a.m. in the Pent-House of the Corimon building, located at Calle Hans Neumann, Los Cortijos de Lourdes, in the city of Caracas, Venezuela, in order to deliberate on the following agenda:

1. Consider and resolve upon the financial statements for the year ended November 30th, 2006, considering the Statutory Auditors' Report, as well as consider and resolve upon the Board of Directors' Report.

2. Consider and resolve upon appointment of members to the Board of Directors, the Executive Committee, as well as the Chairman and Vice Chairman of the Board of Directors, should the previous item be approved.

3. Consider and resolve upon the appointment of the statutory auditors and their alternates and determine their remuneration. Appoint an independent public accounting firm to issue an opinion on the company's annual financial statements.

4. Consider and resolve upon the proposal submitted by the Board of Directors concerning a dividend payment against Retained Earnings.

5. Consider and resolve upon the remuneration for members of the Board of Directors and the Executive Committee.

The Board of Directors

Caracas, February 13th, 2007

Note: The shareholders are informed that the statement and account submitted by the Board of Directors, the financial statements audited by public accountants for the fiscal year ended November 30th, 2006 and the Statutory Auditors report are available for your inspection at the Company's offices located at Calle Hans Neumann, Corimon building, penthouse, Los Cortijos de Lourdes, and at Venezolano de Crédito Banco Universal, Securities Department, at Avenida Alameda, 8th floor, San Bernardino, Caracas, Venezuela.

CORIMON, C.A. AND ITS SUBSIDIARIES

Consolidated Balance Sheet

November 30th, 2006 and 2005

(Millions of constant bolivars as of november 30th, 2006)

Assets	2006	2005
Current Assets		
Cash	16.299	21.208
Time deposits	645	2.489
Notes and accounts receivables		
Trade	115.806	80.694
Retainde taxes	12.345	14.860
Inversiones Neuco, C. A.	1.432	1.658
Prepayment - Suppiers	1.929	1.384
Officials and employees	488	379
Other	2.257	2.683
	134.257	101.658
Less allowance for doubtful accounts	3.967	3.678
Notes and account receivables, net	130.290	97.980
Inventories, net	56.867	62.920
Deposits in guarantee	6.511	5.958
Prepaid expenses	1.924	2.067
Deferred taxes	3.134	2.560
Total current assets	215.670	195.182
Long.term account receivables	9.466	11.583
Investment in shares	4.106	4.418
Fixed assets	140.282	157.625
Properrty, plant and equipment	15.234	14.496
Long-term deferred taxes	1.552	1.025
Deferred charges and other assets	4.546	7.847
Goodwill	-	516
Total assets	390.856	392.692

CORIMON, C.A. AND ITS SUBSIDIARIES

Consolidated Balance Sheet

November 30th, 2006 and 2005

(Millions of constant bolivars as of november 30th, 2006)

Liabilities and Shareholdres' Equity	**2006**	**2005**
Current liabilities		
Bank loans	50.483	40.316
Current portion of liabilities under contracts of financial lease	-	1.168
Notes and accounts payable		-
Trade	57.750	59.866
Directors and shareholders	427	494
Total notes and accounts payable	58.177	60.360
Preferred dividends	846	2.796
Income tax	-	894
Accrued expenses	28.541	24.727
Total current assets	138.047	130.261
Long-term bank loans	2.031	3.605
Liabilities under contracts of financial lease	-	1.278
Accrual for employees termination benefits, net of advances	5.675	6.277
Deferred tax	802	1.089
Preferred dividends	-	-
Other liabilities	1.348	504
Total liabilities	147.903	143.014
Minority interests	4.165	5.089
Shareholdres' equity	238.788	244.589
Total liabilities and shareholders' equity	390.856	392.692

CORIMON, C. A. AND ITS AFFILIATES

Consolidated Statement of Income

Three-month period ended november 30th, 2006 and 2005

(Millions of constant bolivars as of november 30th, 2006)

	2006	2005
Net Sales	99.204	86.810
Cost of Sales	60.651	58.913
Gross income	38.553	27.897
Operating expenses		
Selling	10.598	10.277
Administrative and general	3.259	3.649
Total operating expenses	13.856	13.926
Operating Income	24.697	13.971
Integral financial cost (income)		
Interests expenses, net	1.060	1.356
Foreign exchange, net	(24)	(315)
Monetary result	2.345	826
Total integral financial cost	3.381	1.867
Other expenses, net	2.715	958
Net income before income taxes, extraordinary account and minority interests in the consolidated affialiate net income	18.601	11.146
Current	4.770	(822)
Deferred	(1.558)	593
Total taxes	3.212	(229)
Net income before extraordinary account and minority interest in the consolidated affiliate	15.389	11.375
Extraordinary account - fiscal benefit for the use of previous years' fiscal losses, discounts for new investments and credit to business assets	5.842	311
Net income before minority interest in the consolidated affiliate net income	21.231	11.686
Minority interest participation in the consolidated affiliate's income	85	60
Net Income	21.146	11.626

CORIMON, C. A. AND ITS AFFILIATES
Consolidated Statment of Shareholders' Equity
Twelve-month period ended novemver 31st, 2006 and 2005
(Millions of constant bolivars as of november 31st, 2006)

	Capital stock common shares (nominal)	Capital stock adjustment	Premium on share issuance	Treasury stock	Premium on book value over the cost of subsidiaries' shares	Retained earnings (deficit)			Unrealized effect on investment valuation	Cumulative translation adjustment	Reuslt from holding nonmonetary assets (RETANM)	Total Shareholders' equity
						Legal reserve	Not distributed (deficit)	Total				
llances as of november 30th, 2004, previously reported	75,368	184,027	1,878	(131)	19,303	43,753	(44,826)	(1,073)	-	12,403	(70,014)	221,761
Adjustment for realization of deferred taxes from previous years	-	-	-	-	-	-	4,177	4,177	-	-	-	4,177
lances as of november 30th, 2004, restructu	75,368	184,027	1,878	(131)	19,303	43,753	(40,649)	3,104	-	12,403	(70,014)	225,938
areholders' Equity accounts compensation	-	(114,840)	-	-	-	-	44,826	44,826	-	-	70,014	-
t Income, restructured	-	-	-	-	-	-	11,626	11,626	-	-	-	11,626
anslation adjustment	-	-	-	-	-	-	-	-	-	(357)	-	(357)
sult from holding nonmonetary assets	-	-	-	-	-	-	-	-	-	-	(1,285)	(1,285)
lances as of november 30th, 2005, restructu	75,368	69,187	1,878	(131)	19,303	43,753	15,803	59,556	-	12,046	(1,285)	235,922
vidends declared												
Stick dividend	3,015	402	-	-	-	-	(3,417)	(3,417)	-	-	-	-
Cash dividend	-	-	-	-	-	-	(1,755)	(1,755)	-	-	-	(1,755)
t Income	-	-	-	-	-	-	21,146	21,146	-	-	-	21,146
anslation adjustment	-	-	-	-	-	-	-	-	-	-	-	-
ect on investment valuation	-	-	-	-	-	-	-	-	(253)	-	-	(253)
sult from holding nonmonetary assets	-	-	-	-	-	-	(891)	(891)	-	(2,085)	(19,530)	(22,506)
lances as of november 30th, 2006	78,383	69,589	1,878	(131)	19,303	43,753	30,886	74,639	(253)	9,961	(20,815)	232,554

CORIMON, C. A. AND ITS AFFILIATES

Consolidated Statment of Cash Flows

Twelve-month period ended november 30th, 2006

(Millions of constant bolivars as of november 31st, 2006)

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	21,146	20,293
Adjustments to reconcile net loss to cash provided by (used in) operating activities -		
Depreciation	6,749	14,410
Amortization	550	1,731
Gain on property, plant and equiipment sale	(65)	(191)
Gain from net monetary position, net	749	753
Deferred taxes	(1,558)	593
Allowance for loss in current value of long-term accunts receivable	(1,179)	(63)
Accrual for employee termination benefits, net of advances and payments	(602)	420
Minority interests in consolidated affiliate	500	(374)
Changes in assets and liabilities		
Reducción (increase) in -		
Notes and accounts receivable	(33,114)	(28,994)
Inventories	6,053	(12,437)
Time deposits	(553)	428
Prepaid expenses	143	(480)
Deferred charges, other assets and goodwill	311	586
Increase (decrease) in -		
Notes and accounts payable	(2,183)	11,738
Income tax payable	(894)	(5,119)
Dividends payable	(1,950)	(427)
Other liabilities	844	(85)
Accrued expenses	3,814	(56)
Total adjustments	(22,385)	(17,567)
Net cash provided by (used in) operating activities	(1,239)	2,726
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisitions of property, plant and equipment	(9,272)	(6,589)
Proceeds from sale of property, plant and equipment	50	1,123
Time deposits	1,844	(818)
Investments in share	312	(4,049)
Long-term accounts receivable, net	3,522	2,161
Cash used in investing activities	(3,544)	(8,172)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends payments	(1,755)	-
Payments on financial leasing	(2,446)	(2,813)
Loans and other financial accounts payable, net	8,593	13,154
Net cash provided by financing activities	4,392	10,341
ranslation adjustment	(2,085)	(357)
Net decrease (increase) in cash and cash equivalents	(2,476)	4,538
ash and cash equivalents at the beginning of the year	21,208	16,670
ash and cash equivalents at the end of the year	18,732	21,208
reakdown activities of monetary cahnges		
Cash	2,887	2,209
Operating activities	8,358	(4,725)
Investing activities	(1,262)	(3,327)
Financing activities	(6,528)	4,773
	3,455	(1,070)

CORIMON

Caracas, 13 de febrero de 2007

Doctor
Fernando José De Candia Ochoa
Presidente
Comisión Nacional de Valores
Ciudad.-

Estimado Dr. De Candia:

Anexamos copia de la convocatoria a la Asamblea General de Accionistas de Corimon C.A., que fue publicada hoy 13 de febrero de 2007 en los periódicos "El Universal" y "El Nacional".

De igual forma anexamos cinco (5) ejemplares de los estados financieros auditados para el período fiscal que finalizó el 30 de noviembre de 2006.

Sin otro particular al cual hacer referencia, se despide de usted,

Atentamente,

Virginia Serra L.
Relaciones con Inversionistas

CORIMON, C.A., S.A.C.A. Calle Hans Neumann, Edif. Corimon, Los Cortijos de Lourdes, Caracas 1071 VENEZUELA
Telfs. 400 55 55 Fax 400.56.44 RIF. J-000256411- NIT: 0036613939
Capital Autorizado Bs. 97.973.320.000,00 - Capital Suscrito y Pagado: Bs. 75.368.355.000,00 - www.corimon.com

CORIMON, C.A

CAPITAL AUTORIZADO: BS. 97.973.320.000,00
CAPITAL SUSCRITO Y PAGADO: BS. 78.383.090.000,00
CARACAS, VENEZUELA

CONVOCATORIA

[illegible] la Asamblea General de [illegible] veintiocho (28) de febrero de [illegible] en el edificio Corimon, ubicado [illegible] de Los Cortijos de Lourdes, en la ciudad de Caracas [illegible] agenda:

[illegible] 31 de diciembre de 2006 [illegible] Comisarios, así como considerar y resolver [illegible]

[illegible] de los miembros de la Junta Directiva [illegible] Presidente y Vicepresidente de la Junta Directiva [illegible]

[illegible] Comisarios y sus suplentes [illegible] remuneración; designar una firma [illegible] de la Compañía.

[illegible] que presentará la Junta Directiva [illegible]

[illegible]

RECEIVED
2007 ..5 15 A 10:24

CORIMON, C.A.

CAPITAL AUTORIZADO: BS. 97.973.320.000,00
CAPITAL SUSCRITO Y PAGADO: BS. 78.383.090.000,00
CARACAS, VENEZUELA

CONVOCATORIA

Se convoca a los señores accionistas para la Asamblea General de Corimon, C.A., que se celebrará el día veintiocho (28) de febrero de 2007, a las 12:30 p.m., en el Pen - House del edificio Corimon, ubicado en la calle Hans Neumann de Los Cortijos de Lourdes, en la ciudad de Caracas, Venezuela, a fin de tratar la siguiente agenda:

1. Considerar y resolver acerca de los estados financieros correspondientes al ejercicio económico terminado el 30 de noviembre de 2006, con vista del informe de los Comisarios, así como considerar y resolver acerca del informe de la Junta Directiva.

2. Considerar y resolver sobre el nombramiento de los miembros de la Junta Directiva, del Comité Ejecutivo, del Presidente y Vicepresidente de la Junta Directiva.

3. Considerar y resolver acerca del nombramiento de los Comisarios y sus suplentes, así como fijarles su remuneración; designar una firma independiente de contadores públicos para que emita su dictamen sobre los estados financieros anuales de la compañía.

4. Considerar y resolver, con vista al proyecto que presentará la Junta Directiva, sobre el decreto de un dividendo con cargo a la cuenta de Utilidades No Distribuidas.

5. Considerar y resolver sobre la remuneración de los miembros de la Junta Directiva y del Comité Ejecutivo.

Caracas, trece (13) de febrero de 2007

[illegible]

Nota. Se participa a los señores accionistas que la memoria y cuenta presentada por la Junta Directiva, los estados financieros auditados por contadores públicos, correspondientes al ejercicio económico finalizado el día 30 de noviembre de 2005, el informe de los Comisarios y demás documentación relacionada con esta convocatoria se encuentran a su disposición en las oficinas de [illegible] Pent-house Los Cortijos [illegible] [illegible]

RECEIVED

2007 ... 15 A 10:21

CORIMON, C. A. Y COMPAÑÍAS FILIALES

Balances Generales Consolidados

30 de noviembre de 2006 y 2005

(Expresados en millones de bolívares constantes del 30 de noviembre de 2006)

Activos	**2006**	**2005**
Activos circulantes:		
Efectivo y equivalentes de efectivo	16.299	21.208
Depósito a plazo fijo	645	2.489
Documentos y cuentas por cobrar		
Comerciales	115.806	80.694
Impuestos retenidos	12.345	14.860
Inversiones Neuco, C. A.	1.432	1.658
Anticipo a proveedores	1.929	1.384
Funcionarios y empleados	488	379
Otras	2.257	2.683
	134.257	101.658
Menos estimación para cuentas de cobro dudoso	3.967	3.678
Total documentos y cuentas por cobrar	130.290	97.980
Inventarios, neto	56.867	62.920
Depósitos en garantía	6.511	5.958
Gastos pagados por anticipado	1.924	2.067
Impuesto diferido	3.134	2.560
Total activos circulantes	215.670	195.182
Cuentas por cobrar a largo plazo	9.466	11.583
Inversiones en acciones	4.106	4.418
Propiedades, plantas y equipo, neto	140.282	157.625
Terrenos y otros activos para la venta	15.234	14.496
Impuesto diferido a largo plazo	1.552	1.025
Cargos diferidos y otros activos	4.546	7.847
Plusvalía	-	516
Total activos	390.856	392.692

CORIMON, C. A. Y COMPAÑÍAS FILIALES

Balances Generales Consolidados, Continuación

30 de noviembre de 2006 y 2005

(Expresados en millones de bolívares constantes del 30 de noviembre de 2006)

Pasivos y Patrimonio	2006	2005
Pasivos circulantes:		
Préstamos y otras obligaciones financieras	50.483	40.316
Porción circulante de obligaciones bajo contratos de arrendamiento financiero	-	1.168
Documentos y cuentas por pagar		-
Comerciales	57.750	59.866
Directores y accionistas	427	494
Total documentos y cuentas por pagar	58.177	60.360
Dividendos preferidos por pagar	846	2.796
Impuestos sobre la renta por pagar	-	894
Gastos acumulados por pagar	28.541	24.727
Total pasivos circulantes	138.047	130.261
Préstamos y otras obligaciones financieras a largo plazo	2.031	3.605
Obligaciones a largo plazo bajo contratos de arrendamiento financiero	-	1.278
Apartado para indemnizaciones laborales, neto de anticipos	5.675	6.277
Impuesto diferido	802	1.089
Dividendos preferidos por pagar	-	-
Otros pasivos	1.348	504
Total pasivos	147.903	143.014
Intereses minoritarios	4.165	5.089
Patrimonio, según estado adjunto	238.788	244.589
Total pasivos y patrimonio	390.856	392.692

Las notas que se acompañan forman parte de los estados financieros consolida -   -

CORIMON, C. A. Y COMPAÑÍAS FILIALES

Estados Consolidados de Ganancias y Pérdidas

Trimestres finalizados el 30 de noviembre de 2006 y 2005

(Expresados en millones de bolívares constantes del 30 de noviembre de 2006)

	2006	**2005**
Ventas netas	99.204	86.810
Costo de ventas	60.651	58.913
Utilidad bruta	38.553	27.897
Gastos de operaciones:		
De ventas	10.598	10.277
Administración y generales	3.259	3.649
Total gastos de operaciones	13.856	13.926
Utilidad en operaciones	24.697	13.971
Costo (ingreso) integral de financiamiento:		
Intereses gastos, neto	1.060	1.356
Diferencia en fluctuación cambiaria, neta	(24)	(315)
Resultado monetario del ejercicio	2.345	826
Total costo integral de financiamiento	3.381	1.867
Otros egresos, netos	2.715	958
Utilidad antes de impuesto sobre la renta, partida extraordinaria y participación minoritaria en y participación minoritaria en la utilidad de filial consolidada	18.601	11.146
Corriente	4.770	(822)
Diferido	(1.558)	593
Total impuestos	3.212	(229)
Utilidad antes de partida extraordinaria y participación minoritaria en la utilidad de filial consolidada	15.389	11.375
Partida extraordinaria - beneficio fiscal por la utilización de pérdida fiscal de años anteriores, rebajas por nuevas inversiones y créditos a los activos empresariales	5.842	311
Utilidad antes de participación minoritaria en la utilidad de filial consolidada	21.231	11.686
Participación minoritaria en la utilidad de filial consolidada	85	60
Utilidad neta	21.146	11.626

CORIMON, C. A. Y COMPAÑÍAS FILIALES

Estados Consolidados de Movimiento de las Cuentas de Patrimonio

Años terminados el 31 de noviembre de 2006 y 2005

(Expresados en millones de bolívares constantes del 30 de noviembre de 2006)

	Capital social acciones comunes (nominal)	Actualización del capital social	Prima en emisión de acciones	Acciones en tesorería	Exceso del valor neto en libros sobre el costo de acciones de filial	Utilidades retenidas (déficit)			Efecto no realizado en valuación de inversión	Ajuste acumulado por traducción monetaria	Resultado no relizado por tenencia de activos no monetarios (RETANM)	Total patrimonio
						Reserva legal	No distribuidas (déficit)	Total				
Saldos al 30 de noviembre de 2004, previamente informados	75.368	184.027	1.878	(131)	19.303	43.753	(44.826)	(1.073)	-	12.403	(70.014)	221.761
Ajuste por el reconocimiento de impuesto diferido de años anteriores	-	-	-	-	-	-	4.177	4.177	-	-	-	4.177
Saldos al 30 de noviembre de 2004, reestructurados	75.368	184.027	1.878	(131)	19.303	43.753	(40.649)	3.104	-	12.403	(70.014)	225.938
Compensación de cuentas patrimoniales	-	(114.840)	-	-	-	-	44.826	44.826	-	-	70.014	-
Utilidad neta, reestructurada	-	-	-	-	-	-	11.626	11.626	-	-	-	11.626
Ajuste por traducción	-	-	-	-	-	-	-	-	-	(357)	-	(357)
Efecto por tenencia de activos no monetarios	-	-	-	-	-	-	-	-	-	-	(1.285)	(1.285)
Saldos al 30 de noviembre de 2005, reestructurados	75.368	69.187	1.878	(131)	19.303	43.753	15.803	59.556	-	12.046	(1.285)	235.922
Decreto de dividendos												
En acciones	3.015	402	-	-	-	-	(3.417)	(3.417)	-	-	-	-
En efectivo	-	-	-	-	-	-	(1.755)	(1.755)	-	-	-	(1.755)
Utilidad neta	-	-	-	-	-	-	21.146	21.146	-	-	-	21.146
Ajuste por traducción	-	-	-	-	-	-	-	-	-	-	-	-
Efecto de valuación de inversiones	-	-	-	-	-	-	-	-	(253)	-	-	(253)
Efecto por tenencia de activos no monetarios	-	-	-	-	-	-	(891)	(891)	-	(2.085)	(19.530)	(22.506)
Saldos al 30 de noviembre de 2006	78.383	69.589	1.878	(131)	19.303	43.753	30.886	74.639	(253)	9.961	(20.815)	232.554

Las notas que se acompañan forman parte de los estados financieros consolidados.

CORIMON, C. A. Y COMPAÑÍAS FILIALES

Estados Consolidados de Movimiento del Efectivo

Años terminados el 30 de noviembre de 2006 y 2005

(Expresados en millones de bolívares constantes del 30 de noviembre de 2006)

	2006	2005
Movimiento del efectivo proveniente de las actividades operacionales:		
Utilidad neta	21.146	20.293
Ajuste para conciliar la utilidad neta con el efectivo neto (usado en) provisto por las actividades operacionales -		
Depreciación	6.749	14.410
Amortización	550	1.731
Ganancia en venta de propiedades, plantas y equipo	(65)	(191)
Ganancia por posición monetaria, neta	749	753
Impuesto diferido	(1.558)	593
Ajuste de estimación para pérdida de valor actual de cuentas por cobrar a largo plazo	(1.179)	(63)
Provisión para indemnizaciones laborales, neta de anticipos y pagos	(602)	420
Participación minoritaria en filial consolidada	500	(374)
Cambios en activos y pasivos -		
Disminución (aumento) en -		
Documentos y cuentas por cobrar	(33.114)	(28.994)
Inventarios	6.053	(12.437)
Depósitos en garantía	(553)	428
Gastos pagados por anticipado	143	(480)
Cargos diferidos, otros activos y plusvalía	311	586
Aumento (disminución) en -		
Documentos y cuentas por pagar	(2.183)	11.738
Impuestos sobre la renta por pagar	(894)	(5.119)
Dividendos por pagar	(1.950)	(427)
Otros pasivos	844	(85)
Gastos acumulados	3.814	(56)
Total ajustes	(22.385)	(17.567)
Efectivo neto (usado en) provisto por las actividades operacionales	(1.239)	2.726
Movimiento del efectivo proveniente de las actividades de inversión:		
Adquisiciones de propiedades, planta y equipo y terrenos y otros activos para la venta	(9.272)	(6.589)
Venta y retiros de propiedades, plantas y equipo	50	1.123
Depósitos a plazo fijo	1.844	(818)
Inversión en acciones	312	(4.049)
Cuentas por cobrar a largo plazo, neto	3.522	2.161
Efectivo neto usado en las actividades de inversión	(3.544)	(8.172)
Movimiento del efectivo proveniente de las actividades de financiamiento:		
Pago de dividendos	(1.755)	-
Pagos de obligaciones por arrendamiento financiero	(2.446)	(2.813)
Préstamos y otras obligaciones financieras, neto	8.593	13.154
Efectivo neto provisto por las actividades de financiamiento	4.392	10.341
Ajuste por traducción	(2.085)	(357)
Disminución aumento neto en el efectivo y equivalente de efectivo	(2.476)	4.538
Efectivo y equivalentes de efectivo al comienzo del año	21.208	16.670
Efectivo y equivalentes de efectivo al final del año	18.732	21.208
El resultado monetario del ejercicio corresponde a:		
Efectivo	2.887	2.209
Actividades operacionales	8.358	(4.725)
Actividades de inversión	(1.262)	(3.327)
Actividades de financiamiento	(6.528)	4.773
	3.455	(1.070)

Las notas que se acompañan forman parte de los estados financieros consolidados.

Item #62

RECEIVED
2007 AUG 16 A 10:54
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Caracas, February 13, 2007

To
Angel Godón
Manager – Transfer Agent
Banco Venezolano de Crédito

Dear Mr. Godón

We attach herein a copy of the notice of meeting for the General Shareholders' Meeting of Corimon, C.A. published today, February 13, 2007, in newspapers "El Universal" and "El Nacional".

We also attach ten (10) copies of the audited financial statements for the fiscal year ended on November 30, 2006.

Being there no further matters to discuss, our best regards.

Sincerely,

Virginia Serra L.
Investor Relations

CORIMON, C.A.
AUTHORIZED CAPITAL BS. 97.973.320.000,00
SUBSCRIBED AND PAID-IN CAPITAL BS. 78.383.090.000,00
CARACAS, VENEZUELA

NOTICE OF MEETING

The shareholders of Corimon, C.A. are called to a Regular Shareholders Meeting to be held on February 28th, 2006, at 12:30 a.m. in the Pent-House of the Corimon building, located at Calle Hans Neumann, Los Cortijos de Lourdes, in the city of Caracas, Venezuela, in order to deliberate on the following agenda:

1. Consider and resolve upon the financial statements for the year ended November 30th, 2006, considering the Statutory Auditors' Report, as well as consider and resolve upon the Board of Directors' Report.

2. Consider and resolve upon appointment of members to the Board of Directors, the Executive Committee, as well as the Chairman and Vice Chairman of the Board of Directors, should the previous item be approved.

3. Consider and resolve upon the appointment of the statutory auditors and their alternates and determine their remuneration. Appoint an independent public accounting firm to issue an opinion on the company's annual financial statements.

4. Consider and resolve upon the proposal submitted by the Board of Directors concerning a dividend payment against Retained Earnings.

5. Consider and resolve upon the remuneration for members of the Board of Directors and the Executive Committee.

The Board of Directors

Caracas, February 13th, 2007

Note: The shareholders are informed that the statement and account submitted by the Board of Directors, the financial statements audited by public accountants for the fiscal year ended November 30th, 2006 and the Statutory Auditors report are available for your inspection at the Company's offices located at Calle Hans Neumann, Corimon building, penthouse, Los Cortijos de Lourdes, and at Venezolano de Crédito Banco Universal, Securities Department, at Avenida Alameda, 8th floor, San Bernardino, Caracas, Venezuela.

CORIMON, C.A. AND ITS SUBSIDIARIES

Consolidated Balance Sheet

November 30th, 2006 and 2005

(Millions of constant bolivars as of november 30th, 2006)

Assets	**2006**	**2005**
Current Assets		
Cash	16.299	21.208
Time deposits	645	2.489
Notes and accounts receivables		
Trade	115.806	80.694
Retainde taxes	12.345	14.860
Inversiones Neuco, C. A.	1.432	1.658
Prepayment - Suppiers	1.929	1.384
Officials and employees	488	379
Other	2.257	2.683
	134.257	101.658
Less allowance for doubtful accounts	3.967	3.678
Notes and account receivables, net	130.290	97.980
Inventories, net	56.867	62.920
Deposits in guarantee	6.511	5.958
Prepaid expenses	1.924	2.067
Deferred taxes	3.134	2.560
Total current assets	215.670	195.182
Long.term account receivables	9.466	11.583
Investment in shares	4.106	4.418
Fixed assets	140.282	157.625
Properrty, plant and equipment	15.234	14.496
Long-term deferred taxes	1.552	1.025
Deferred charges and other assets	4.546	7.847
Goodwill	-	516
Total assets	390.856	392.692

CORIMON, C.A. AND ITS SUBSIDIARIES

Consolidated Balance Sheet

November 30th, 2006 and 2005

(Millions of constant bolivars as of november 30th, 2006)

Liabilities and Shareholdres' Equity	**2006**	**2005**
Current liabilities		
Bank loans	50.483	40.316
Current portion of liabilities under contracts of financial lease	-	1.168
Notes and accounts payable		-
Trade	57.750	59.866
Directors and shareholders	427	494
Total notes and accounts payable	58.177	60.360
Preferred dividends	846	2.796
Income tax	-	894
Accrued expenses	28.541	24.727
Total current assets	138.047	130.261
Long-term bank loans	2.031	3.605
Liabilities under contracts of financial lease	-	1.278
Accrual for employees termination benefits, net of advances	5.675	6.277
Deferred tax	802	1.089
Preferred dividends	-	-
Other liabilities	1.348	504
Total liabilities	147.903	143.014
Minority interests	4.165	5.089
Shareholdres' equity	238.788	244.589
Total liabilities and shareholders' equity	390.856	392.692

CORIMON, C. A. AND ITS AFFILIATES

Consolidated Statement of Income

Three-month period ended november 30th, 2006 and 2005

(Millions of constant bolivars as of november 30th, 2006)

	2006	2005
Net Sales	99.204	86.810
Cost of Sales	60.651	58.913
Gross income	38.553	27.897
Operating expenses		
Selling	10.598	10.277
Administrative and general	3.259	3.649
Total operating expenses	13.856	13.926
Operating Income	24.697	13.971
Integral financial cost (income)		
Interests expenses, net	1.060	1.356
Foreign exchange, net	(24)	(315)
Monetary result	2.345	826
Total integral financial cost	3.381	1.867
Other expenses, net	2.715	958
Net income before income taxes, extraordinary account and minority interests in the consolidated affialiate net income	18.601	11.146
Current	4.770	(822)
Deferred	(1.558)	593
Total taxes	3.212	(229)
Net income before extraordinary account and minority interest in the consolidated affiliate	15.389	11.375
Extraordinary account - fiscal benefit for the use of previous years' fiscal losses, discounts for new investments and credit to business assets	5.842	311
Net income before minority interest in the consolidated affiliate net income	21.231	11.686
Minority interest participation in the consolidated affiliate's income	85	60
Net Income	21.146	11.626

CORIMON, C. A. AND ITS AFFILIATES

Consolidated Statment of Shareholders' Equity

Twelve-month period ended novemver 31st, 2006 and 2005

(Millions of constant bolivars as of november 31st, 2006)

	Capital stock common shares (nominal)	Capital stock adjustment	Premium on share issuance	Treasury stock	Premium on book value over the cost of subsidiaries' shares	Retained earnings (deficit) Legal reserve	Retained earnings (deficit) Not distributed (deficit)	Retained earnings (deficit) Total	Unrealized effect on investment valuation	Cumulative translation adjustment	Reusit from holding nonmonetary assets (RETANM)	Total Shareholders' equity
lances as of november 30th, 2004, previously eported	75,368	184,027	1,878	(131)	19,303	43,753	(44,826)	(1,073)	-	12,403	(70,014)	221,76[illegible]
\djustment for realization of deferred taxes from previous years	-	-	-	-	-	-	4,177	4,177	-	-	-	4,177
ances as of november 30th, 2004, restructu	75,368	184,027	1,878	(131)	19,303	43,753	(40,649)	3,104	-	12,403	(70,014)	225,938
ireholders' Equity accounts compensation	-	(114,840)	-	-	-	-	44,826	44,826	-	-	70,014	-
Income, restructured	-	-	-	-	-	-	11,626	11,626	-	-	-	11,626
nslation adjustment	-	-	-	-	-	-	-	-	-	(357)	-	(357)
ult from holding nonmonetary assets	-	-	-	-	-	-	-	-	-	-	(1,285)	(1,285)
ances as of november 30th, 2005, restructu	75,368	69,187	1,878	(131)	19,303	43,753	15,803	59,556	-	12,046	(1,285)	235,922
idends declared												
tick dividend	3,015	402	-	-	-	-	(3,417)	(3,417)	-	-	-	-
'ash dividend	-	-	-	-	-	-	(1,755)	(1,755)	-	-	-	(1,755)
Income	-	-	-	-	-	-	21,146	21,146	-	-	-	21,146
nslation adjustment	-	-	-	-	-	-	-	-	-	-	-	-
:ct on investment valuation	-	-	-	-	-	-	-	-	(253)	-	-	(253)
ult from holding nonmonetary assets	-	-	-	-	-	-	(891)	(891)	-	(2,085)	(19,530)	(22,506)
ances as of november 30th, 2006	78,383	69,589	1,878	(131)	19,303	43,753	30,886	74,639	(253)	9,961	(20,815)	232,554

CORIMON, C. A. AND ITS AFFILIATES

Consolidated Statment of Cash Flows

Twelve-month period ended november 30th, 2006

(Millions of constant bolivars as of november 31st, 2006)

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	21,146	20,293
Adjustments to reconcile net loss to cash provided by (used in) operating activities -		
Depreciation	6,749	14,410
Amortization	550	1,731
Gain on property, plant and equiipment sale	(65)	(191)
Gain from net monetary position, net	749	753
Deferred taxes	(1,558)	593
Allowance for loss in current value of long-term accounts receivable	(1,179)	(63)
Accrual for employee termination benefits, net of advances and payments	(602)	420
Minority interests in consolidated affiliate	500	(374)
Changes in assets and liabilities		
Reducción (increase) in -		
Notes and accounts receivable	(33,114)	(28,994)
Inventories	6,053	(12,437)
Time deposits	(553)	428
Prepaid expenses	143	(480)
Deferred charges, other assets and goodwill	311	586
Increase (decrease) in -		
Notes and accounts payable	(2,183)	11,738
Income tax payable	(894)	(5,119)
Dividends payable	(1,950)	(427)
Other liabilities	844	(85)
Accrued expenses	3,814	(56)
Total adjustments	(22,385)	(17,567)
Net cash provided by (used in) operating activities	(1,239)	2,726
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisitions of property, plant and equipment	(9,272)	(6,589)
Proceeds from sale of property, plant and equipment	50	1,123
Time deposits	1,844	(818)
Investments in share	312	(4,049)
Long-term accounts receivable, net	3,522	2,161
Cash used in investing activities	(3,544)	(8,172)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends payments	(1,755)	-
Payments on financial leasing	(2,446)	(2,813)
Loans and other financial accounts payable, net	8,593	13,154
Net cash provided by financing activities	4,392	10,341
ˈranslation adjustment	(2,085)	(357)
Net decrease (increase) in cash and cash equivalents	(2,476)	4,538
ˈash and cash equivalents at the beginning of the year	21,208	16,670
ˈash and cash equivalents at the end of the year	18,732	21,208
ˈreakdown activities of monetary cahnges		
Cash	2,887	2,209
Operating activities	8,358	(4,725)
Investing activities	(1,262)	(3,327)
Financing activities	(6,528)	4,773
	3,455	(1,070)

CORIMON

Caracas, 13 de febrero de 2007

Señor
Angel Godón
Gerente Agente de Traspaso
Banco Venezolano de Crédito
Ciudad.-

Estimado Sr. Godón

Anexamos copia de la convocatoria a la Asamblea General de Accionistas de Corimon C.A., que fue publicada hoy 13 de febrero de 2007 en los periódicos "El Universal" y "El Nacional".

De igual forma anexamos diez (10) ejemplares de los estados financieros auditados para el período fiscal que finalizó el 30 de noviembre de 2006.

Sin otro particular al cual hacer referencia, se despide de usted,

Atentamente,

Virginia Serra L.
Relaciones con Inversionistas

VENEZOLANO DE CRÉDITO S.A.
BANCO UNIVERSAL
GCIA. AGENTE DE TRASPASO
2007 FEB 13 A 9:17
RECIBIDO

CORIMON, C.A., S.A.C.A., Calle Hans Neumann, Edif. Corimon, Los Cortijos de ...

CORIMON, C.A.

CAPITAL AUTORIZADO: BS. 97.973.320.000,00
CAPITAL SUSCRITO Y PAGADO: BS. 78.383.090.000,00
CARACAS, VENEZUELA

CONVOCATORIA

[illegible] para la Asamblea General [illegible] de veintiocho (28) de febrero de [illegible] del edificio Corimon, ubicado en [illegible] Los Cortijos de Lourdes, en la ciudad de Caracas [illegible] agenda:

[illegible] terminado el [illegible] de noviembre de 2006 [illegible] Comisarios, así como considerar y resolver [illegible]

[illegible] los miembros de la Junta [illegible] Presidente y Vicepresidente de la Junta [illegible]

[illegible] de los Comisarios y sus Suplentes [illegible] remuneración, designar una firma [illegible] de la Compañía.

[illegible] que presentará la Junta [illegible]

[illegible]

MARTES 13 DE FEBRERO DE 2007
www.eluniversal.com

CORIMON, C.A.

CAPITAL AUTORIZADO: BS. 97.973.320.000,00
CAPITAL SUSCRITO Y PAGADO: BS. 78.383.090.000,00
CARACAS, VENEZUELA

CONVOCATORIA

Se convoca a los señores accionistas para la Asamblea General de Corimon, C.A., que se celebrará el día veintiocho (28) de febrero de 2007, a las 12:30 p.m., en el Pen - House del edificio Corimon, ubicado en la calle Hans Neuma[illegible]n de Los Cortijos de Lourdes, en la ciudad de Caracas, Venezuela [illegible] fin de tratar la siguiente agenda:

1. Considerar y resolver acerca de los estados financieros correspondientes al ejercicio económico terminado el 30 de noviembre de 2006, con vista del informe de los Comisarios, así como considerar y resolver acerca del informe de la Junta Directiva.

2. Considerar y resolver sobre el nombramiento de los miembros de la Junta Directiva, del Comité Ejecutivo, del Presidente y Vicepresidente de la Junta Directiva.

3. Considerar y resolver acerca del nombramiento de los Comisarios y sus suplentes, así como fijarles su remuneración; designar una firma independiente de contadores públicos para que emita su dictamen sobre los estados financieros anuales de la compañía.

4. Considerar y resolver, con vista al proyecto que presentará la Junta Directiva, sobre el decreto de un dividendo con cargo a la cuenta de Utilidades No Distribuidas

5. Considerar y resolver sobre la remuneración de los miembros de la Junta Directiva y del Comité Ejecutivo

Caracas, trece (13) de febrero de 2007

[illegible]

Nota. Se participa a los señores accionistas que la memoria y cuenta presentada por la Junta Directiva, los estados financieros auditados por contadores públicos, correspondientes al ejercicio económico finalizado el día 30 de noviembre de 2006, el informe de los Comisarios y demás documentación relacionada con esta convocatoria [illegible] se encuentran a su disposición en las oficinas de [illegible] edificio Corimon, Pent-House, Los Cortijos [illegible] [illegible]

CORIMON, C. A. Y COMPAÑÍAS FILIALES

Balances Generales Consolidados

30 de noviembre de 2006 y 2005

(Expresados en millones de bolívares constantes del 30 de noviembre de 2006)

Activos	2006	2005 (reestructurado)
Activos circulantes:		
Efectivo y equivalentes de efectivo	16.299	21.208
Depósito a plazo fijo	645	2.489
Documentos y cuentas por cobrar		
Comerciales	115.806	80.694
Impuestos retenidos	12.345	14.860
Inversiones Neuco, C. A.	1.432	1.658
Anticipo a proveedores	1.929	1.384
Funcionarios y empleados	488	379
Otras	2.257	2.683
	134.257	101.658
Menos estimación para cuentas de cobro dudoso	3.967	3.678
Total documentos y cuentas por cobrar	130.290	97.980
Inventarios, neto	56.867	62.920
Depósitos en garantía	6.511	5.958
Gastos pagados por anticipado	1.924	2.067
Impuesto diferido	3.134	2.560
Total activos circulantes	215.670	195.182
Cuentas por cobrar a largo plazo	9.466	11.583
Inversiones en acciones	4.106	4.418
Propiedades, plantas y equipo, neto	140.282	157.625
Terrenos y otros activos para la venta	15.234	14.496
Impuesto diferido a largo plazo	1.552	1.025
Cargos diferidos y otros activos	4.546	7.847
Plusvalía	-	516
Total activos	390.856	392.692

CORIMON, C. A. Y COMPAÑÍAS FILIALES

Balances Generales Consolidados, Continuación

30 de noviembre de 2006 y 2005

(Expresados en millones de bolívares constantes del 30 de noviembre de 2006)

Pasivos y Patrimonio	**2006**	**2005 (reestructurado)**
Pasivos circulantes:		
Préstamos y otras obligaciones financieras	50.483	40.316
Porción circulante de obligaciones bajo contratos de arrendamiento financiero	-	1.168
Documentos y cuentas por pagar		-
Comerciales	57.750	59.866
Directores y accionistas	427	494
Total documentos y cuentas por pagar	58.177	60.360
Dividendos preferidos por pagar	846	2.796
Impuestos sobre la renta por pagar	-	894
Gastos acumulados por pagar	28.541	24.727
Total pasivos circulantes	138.047	130.261
Préstamos y otras obligaciones financieras a largo plazo	2.031	3.605
Obligaciones a largo plazo bajo contratos de arrendamiento financiero	-	1.278
Apartado para indemnizaciones laborales, neto de anticipos	5.675	6.277
Impuesto diferido	802	1.089
Dividendos preferidos por pagar	-	-
Otros pasivos	1.348	504
Total pasivos	147.903	143.014
Intereses minoritarios	4.165	5.089
Patrimonio, según estado adjunto	238.788	244.589
Total pasivos y patrimonio	390.856	392.692

Las notas que se acompañan forman parte de los estados financieros consolid - -

CORIMON, C. A. Y COMPAÑÍAS FILIALES

Estados Consolidados de Ganancias y Pérdidas

Trimestres finalizados el 30 de noviembre de 2006 y 2005

(Expresados en millones de bolívares constantes del 30 de noviembre de 2006)

	2006	2005
Ventas netas	99.204	86.810
Costo de ventas	60.651	58.913
Utilidad bruta	38.553	27.897
Gastos de operaciones:		
De ventas	10.598	10.277
Administración y generales	3.259	3.649
Total gastos de operaciones	13.856	13.926
Utilidad en operaciones	24.697	13.971
Costo (ingreso) integral de financiamiento:		
Intereses gastos, neto	1.060	1.356
Diferencia en fluctuación cambiaria, neta	(24)	(315)
Resultado monetario del ejercicio	2.345	826
Total costo integral de financiamiento	3.381	1.867
Otros egresos, netos	2.715	958
Utilidad antes de impuesto sobre la renta, partida extraordinaria y participación minoritaria en y participación minoritaria en la utilidad de filial consolidada	18.601	11.146
Corriente	4.770	(822)
Diferido	(1.558)	593
Total impuestos	3.212	(229)
Utilidad antes de partida extraordinaria y participación minoritaria en la utilidad de filial consolidada	15.389	11.375
Partida extraordinaria - beneficio fiscal por la utilización de pérdida fiscal de años anteriores, rebajas por nuevas inversiones y créditos a los activos empresariales	5.842	311
Utilidad antes de participación minoritaria en la utilidad de filial consolidada	21.231	11.686
Participación minoritaria en la utilidad de filial consolidada	85	60
Utilidad neta	21.146	11.626

CORIMON, C. A. Y COMPAÑÍAS FILIALES

Estados Consolidados de Movimiento de las Cuentas de Patrimonio

Años terminados el 31 de noviembre de 2006 y 2005

(Expresados en millones de bolívares constantes del 30 de noviembre de 2006)

	Capital social acciones comunes (nominal)	Actualización del capital social	Prima en emisión de acciones	Acciones en tesorería	Exceso del valor neto en libros sobre el costo de acciones de filial	Utilidades retenidas (déficit) Reserva legal	Utilidades retenidas (déficit) No distribuidas (déficit)	Utilidades retenidas (déficit) Total	Efecto no realizado en valuación de inversión	Ajuste acumulado por traducción monetaria	Resultado no relizado por tenencia de activos no monetarios (RETANM)	Total patrimonio
Saldos al 30 de noviembre de 2004, previamente informados	75.368	184.027	1.878	(131)	19.303	43.753	(44.826)	(1.073)	-	12.403	(70.014)	221.761
Ajuste por el reconocimiento de impuesto diferido de años anteriores	-	-	-	-	-	-	4.177	4.177	-	-	-	4.177
Saldos al 30 de noviembre de 2004, reestructurados	75.368	184.027	1.878	(131)	19.303	43.753	(40.649)	3.104	-	12.403	(70.014)	225.938
Compensación de cuentas patrimoniales	-	(114.840)	-	-	-	-	44.826	44.826	-	-	70.014	-
Utilidad neta, reestructurada	-	-	-	-	-	-	11.626	11.626	-	-	-	11.626
Ajuste por traducción	-	-	-	-	-	-	-	-	-	(357)	-	(357)
Efecto por tenencia de activos no monetarios	-	-	-	-	-	-	-	-	-	-	(1.285)	(1.285)
Saldos al 30 de noviembre de 2005, reestructurados	75.368	69.187	1.878	(131)	19.303	43.753	15.803	59.556	-	12.046	(1.285)	235.922
Decreto de dividendos												
En acciones	3.015	402	-	-	-	-	(3.417)	(3.417)	-	-	-	-
En efectivo	-	-	-	-	-	-	(1.755)	(1.755)	-	-	-	(1.755)
Utilidad neta	-	-	-	-	-	-	21.146	21.146	-	-	-	21.146
Ajuste por traducción	-	-	-	-	-	-	-	-	-	-	-	-
Efecto de valuación de inversiones	-	-	-	-	-	-	-	-	(253)	-	-	(253)
Efecto por tenencia de activos no monetarios	-	-	-	-	-	-	(891)	(891)	-	(2.085)	(19.530)	(22.506)
Saldos al 30 de noviembre de 2006	78.383	69.589	1.878	(131)	19.303	43.753	30.886	74.639	(253)	9.961	(20.815)	232.554

Las notas que se acompañan forman parte de los estados financieros consolidados.

CORIMON, C. A. Y COMPAÑÍAS FILIALES

Estados Consolidados de Movimiento del Efectivo

Años terminados el 30 de noviembre de 2006 y 2005

(Expresados en millones de bolívares constantes del 30 de noviembre de 2006)

	2006	2005 (reestructurado)
Movimiento del efectivo proveniente de las actividades operacionales:		
Utilidad neta	21.146	20.293
Ajuste para conciliar la utilidad neta con el efectivo neto (usado en) provisto por las actividades operacionales -		
Depreciación	6.749	14.410
Amortización	550	1.731
Ganancia en venta de propiedades, plantas y equipo	(65)	(191)
Ganancia por posición monetaria, neta	749	753
Impuesto diferido	(1.558)	593
Ajuste de estimación para pérdida de valor actual de cuentas por cobrar a largo plazo	(1.179)	(63)
Provisión para indemnizaciones laborales, neta de anticipos y pagos	(602)	420
Participación minoritaria en filial consolidada	500	(374)
Cambios en activos y pasivos -		
Disminución (aumento) en -		
Documentos y cuentas por cobrar	(33.114)	(28.994)
Inventarios	6.053	(12.437)
Depósitos en garantía	(553)	428
Gastos pagados por anticipado	143	(480)
Cargos diferidos, otros activos y plusvalía	311	586
Aumento (disminución) en -		
Documentos y cuentas por pagar	(2.183)	11.738
Impuestos sobre la renta por pagar	(894)	(5.119)
Dividendos por pagar	(1.950)	(427)
Otros pasivos	844	(85)
Gastos acumulados	3.814	(56)
Total ajustes	(22.385)	(17.567)
Efectivo neto (usado en) provisto por las actividades operacionales	(1.239)	2.726
Movimiento del efectivo proveniente de las actividades de inversión:		
Adquisiciones de propiedades, planta y equipo y terrenos y otros activos para la venta	(9.272)	(6.589)
Venta y retiros de propiedades, plantas y equipo	50	1.123
Depósitos a plazo fijo	1.844	(818)
Inversión en acciones	312	(4.049)
Cuentas por cobrar a largo plazo, neto	3.522	2.161
Efectivo neto usado en las actividades de inversión	(3.544)	(8.172)
Movimiento del efectivo proveniente de las actividades de financiamiento:		
Pago de dividendos	(1.755)	-
Pagos de obligaciones por arrendamiento financiero	(2.446)	(2.813)
Préstamos y otras obligaciones financieras, neto	8.593	13.154
Efectivo neto provisto por las actividades de financiamiento	4.392	10.341
Ajuste por traducción	(2.085)	(357)
Disminución aumento neto en el efectivo y equivalente de efectivo	(2.476)	4.538
Efectivo y equivalentes de efectivo al comienzo del año	21.208	16.670
Efectivo y equivalentes de efectivo al final del año	18.732	21.208
El resultado monetario del ejercicio corresponde a:		
Efectivo	2.887	2.209
Actividades operacionales	8.358	(4.725)
Actividades de inversión	(1.262)	(3.327)
Actividades de financiamiento	(6.528)	4.773
	3.455	(1.070)

Las notas que se acompañan forman parte de los estados financieros consolidados.

Item #63

CORIMON, C.A.
AUTHORIZED CAPITAL Bs. 97.973.320.000,00
SUBSCRIBED AND PAID-IN CAPITAL Bs. 78.383.090.000,00
CARACAS, VENEZUELA

NOTICE OF MEETING

The shareholders of Corimon, C.A. are called to a Regular Shareholders Meeting to be held on February 28th, 2006, at 12:30 a.m. in the Pent-House of the Corimon building, located at Calle Hans Neumann, Los Cortijos de Lourdes, in the city of Caracas, Venezuela, in order to deliberate on the following agenda:

1. Consider and resolve upon the financial statements for the year ended November 30th, 2006, considering the Statutory Auditors' Report, as well as consider and resolve upon the Board of Directors' Report.

2. Consider and resolve upon appointment of members to the Board of Directors, the Executive Committee, as well as the Chairman and Vice Chairman of the Board of Directors, should the previous item be approved.

3. Consider and resolve upon the appointment of the statutory auditors and their alternates and determine their remuneration. Appoint an independent public accounting firm to issue an opinion on the company's annual financial statements.

4. Consider and resolve upon the proposal submitted by the Board of Directors concerning a dividend payment against Retained Earnings.

5. Consider and resolve upon the remuneration for members of the Board of Directors and the Executive Committee.

The Board of Directors

Caracas, February 13th, 2007

Note: The shareholders are informed that the statement and account submitted by the Board of Directors, the financial statements audited by public accountants for the fiscal year ended November 30th, 2006 and the Statutory Auditors report are available for your inspection at the Company's offices located at Calle Hans Neumann, Corimon building, penthouse, Los Cortijos de Lourdes, and at Venezolano de Crédito Banco Universal, Securities Department, at Avenida Alameda, 8th floor, San Bernardino, Caracas, Venezuela.

CORIMON, C.A.

CAPITAL AUTORIZADO: BS. 97.973.320.000,00
CAPITAL SUSCRITO Y PAGADO: BS. 78.383.090.000,00
CARACAS, VENEZUELA

CONVOCATORIA

Se [illegible] señores accionistas para la Asamblea General de Corimon, C.A. que se celebrará el día veintiocho (28) de febrero de 2007 a las [illegible] p.m. en el Pent-House del edificio Corimon, ubicado en la calle Hans Neumann de Los Cortijos de Lourdes, en la ciudad de Caracas, Venezuela, a fin de tratar la siguiente agenda:

1. [illegible] acerca de los estados financieros correspondientes al ejercicio económico terminado el 30 de noviembre de 2006 con vista del informe de los Comisarios, así como considerar y resolver acerca [illegible] de la Junta Directiva.

2. Considerar y resolver sobre el nombramiento de los miembros de la Junta Directiva, del Comité Ejecutivo, del Presidente y Vicepresidente de la Junta Directiva.

3. Considerar y resolver acerca del nombramiento de los Comisarios y sus suplentes, así como fijarles su remuneración; designar una firma independiente de contadores públicos para que emita su dictamen sobre los estados financieros anuales de la compañía.

4. Considerar y resolver con vista al proyecto que presentará la Junta Directiva, sobre el decreto de un dividendo con cargo a la cuenta de Utilidades No Distribuidas.

5. Considerar y resolver sobre la remuneración de los miembros de la Junta Directiva y del Comité Ejecutivo.

Caracas, [illegible] de febrero de 2007

La Junta Directiva

[illegible] presentada por la Junta Directiva, los estados financieros auditados por contadores públicos, correspondientes al ejercicio económico finalizado el día 30 de noviembre de 2006, [illegible] relacionada con esta convo[illegible] de la compañía ubicadas en [illegible] Venezuela.

CORIMON, C.A.

CAPITAL AUTORIZADO: BS. 97.973.320.000,00
CAPITAL SUSCRITO Y PAGADO: BS. 78.383.090.000,00
CARACAS, VENEZUELA

CONVOCATORIA

Se convoca a los señores accionistas para la Asamblea General de Corimon, C.A., que se celebrará el día veintiocho (28) de febrero de 2007, a las 12:30 p.m., en el Pent- House del edificio Corimon, ubicado en la calle Hans Neumann de Los Cortijos de Lourdes, en la ciudad de Caracas, Venezuela, a fin de tratar la siguiente agenda:

1. Considerar y resolver acerca de los estados financieros correspondientes al ejercicio económico terminado el 30 de noviembre de 2006, con vista del informe de los Comisarios, así como considerar y resolver acerca del informe de la Junta Directiva.

2. Considerar y resolver sobre el nombramiento de los miembros de la Junta Directiva, del Comité Ejecutivo, del Presidente y Vicepresidente de la Junta Directiva.

3. Considerar y resolver acerca del nombramiento de los Comisarios y sus suplentes, así como fijarles su remuneración; designar una firma independiente de contadores públicos para que emita su dictamen sobre los estados financieros anuales de la compañía.

4. Considerar y resolver, con vista al proyecto que presentará la Junta Directiva, sobre el decreto de un dividendo con cargo a la cuenta de Utilidades No Distribuidas.

5. Considerar y resolver sobre la remuneración de los miembros de la Junta Directiva y del Comité Ejecutivo.

Caracas, trece (13) de febrero de 2007

La Junta Directiva

Nota: Se participa a los señores accionistas que la memoria y cuenta presentada por la Junta Directiva, los estados financieros auditados por contadores públicos, correspondientes al ejercicio económico finalizado el día 30 de noviembre de 2006, el informe de los Comisarios y demás documentación relacionada con esta convocatoria se encuentran a su disposición en las oficinas de la compañía ubicadas en la calle Hans Neumann, edificio Corimon, Pent-House, Los Cortijos de Lourdes, Caracas, Venezuela y en el Venezolano de Crédito, Banco Universal, Departamento de Valores en la Avenida Alameda, Piso 8, San Bernardino, Caracas Venezuela.

Item #64

Caracas, February 28, 2007

To
Bolsa de Valores de Caracas (Caracas Stock Exchange)
Fax: (212) 905.5835

To the attention of: Mr. Nelson Ortiz

Dear Sirs:

We hereby inform you that the General Shareholders' Meeting of Corimon, C.A. held on February twenty-eight (28), 2007 and ending at 1:45 p.m. declared the payment of a dividend for the total amount of nine thousand four hundred five million nine hundred seventy thousand eight hundred bolivares (Bs. 9,405,970,800.00) to be paid in cash on the basis of six hundred bolivares (Bs. 600.00) per each outstanding share of the company as of the date of payment, all charged to the account of Retained Earnings.

Likewise, the General Meeting of Shareholders of Corimon, C.A. granted the Board of Directors the power to establish the method and date of payment of such dividends.

Being there no further matters to discuss, please receive our best regards.

Sincerely,

Juan Carlos Bracho
Legal Consultant

CORIMON

RECEIVED

Caracas, 28 de febrero de 2007

Señores
Bolsa de Valores de Caracas
Presente.-
Fax: (212) 905.5835

Atn. Sr. Nelson Ortiz

Estimados señores:

Por medio de la presente se les informa que la Asamblea General de Accionistas de Corimon, C.A. en su sesión del día veintiocho (28) de febrero de 2007, finalizada a las 1:45 p.m. decretó el pago de un dividendo por un monto total de nueve mil cuatrocientos cinco millones novecientos setenta mil ochocientos bolívares (Bs. 9.405.970.800,00), el cual será pagado en efectivo a razón de seiscientos bolívares (Bs. 600,00) por cada una de las acciones en circulación de la compañía en la fecha de pago, todo ello con cargo a la cuenta de Utilidades No Distribuidas.

Asimismo, la Asamblea General de Accionistas de Corimon, C.A. delegó en la Junta Directiva la facultad de fijar la forma y fecha de pago de los dividendos.

Sin más a que hacer referencia, aprovecho la oportunidad de enviarle un cordial saludo.

Atentamente,

Juan Carlos Bracho
Consultor Jurídico

BOLSA DE VALORES
DE CARACAS, C.A.
RECIBIDO
01 MAR 2007
NO IMPLICA LA ACEPTACION
DE SU CONTENIDO

CORIMON, C.A., S.A.C.A., Calle Hans Neumann, Edif. Corimon, Los Cortijos de Lourdes, Caracas 1071, VENEZUELA
Telfs.: 400 55 55 Fax: 400 56 44 RIF J-000256411 NIT 0036613939
Capital Autorizado: Bs. 97.973.320.000,00 - Capital Suscrito y Pagado: Bs 75.368.355.000,00 - www.corimon.com

Item #65

Caracas, February 28, 2007

To
Caja de Valores de Venezuela
Fax: (212) 951.0801

Att. Mrs. Karen Alvarado

Dear Sirs:

We hereby inform you that the General Shareholders' Meeting of Corimon, C.A. held on February twenty-eight (28), 2007 and ending at 1:45 p.m. declared the payment of a dividend for the total amount of nine thousand four hundred five million nine hundred seventy thousand eight hundred bolivares (Bs. 9,405,970,800.00) to be paid in cash on the basis of six hundred bolivares (Bs. 600.00) per each outstanding share of the company as of the date of payment, all charged to the account of Retained Earnings.

Likewise, the General Meeting of Shareholders of Corimon, C.A. granted the Board of Directors the power to establish the method and date of payment of such dividends.

Being there no further matters to discuss, please receive our best regards.

Sincerely,

Juan Carlos Bracho
Legal Consultant

CORIMON

Caracas, 28 de febrero de 2007

Señores
Caja de Valores de Venezuela
Presente.-
Fax: (212) 951.0801

Atn. Sra. Karen Alvarado

Estimados señores:

Por medio de la presente se les informa que la Asamblea General de Accionistas de Corimon, C.A. en su sesión del día veintiocho (28) de febrero de 2007, finalizada a las 1:45 p.m. decretó el pago de un dividendo por un monto total de nueve mil cuatrocientos cinco millones novecientos setenta mil ochocientos bolívares (Bs. 9.405.970.800,00), el cual será pagado en efectivo a razón de seiscientos bolívares (Bs. 600,00) por cada una de las acciones en circulación de la compañía en la fecha de pago, todo ello con cargo a la cuenta de Utilidades No Distribuidas.

Asimismo, la Asamblea General de Accionistas de Corimon, C.A. delegó en la Junta Directiva la facultad de fijar la forma y fecha de pago de los dividendos.

Sin más a que hacer referencia, aprovecho la oportunidad de enviarle un cordial saludo.

Atentamente,

Juan Carlos Bracho
Consultor Jurídico

CORIMON, C.A., S.A.C.A., Calle Hans Neumann, Edif. Corimon, Los Cortijos de Lourdes, Caracas 1071, VENEZUELA
Telfs.: 400.55.55 Fax. 400.56.44 RIF: J-000256411- NIT 0036613939
Capital Autorizado: Bs. 97.973.320.000,00 - Capital Suscrito y Pagado: Bs. 75.368.355.000,00 - www.corimon.com

Item #66

Caracas, February 28, 2007

To
Comisión Nacional de Valores
Fax: (212) 762.9975

Att. Doctor Fernando de Candia Ochoa

Dear Sirs:

We hereby inform you that the General Shareholders' Meeting of Corimon, C.A. held on February twenty-eight (28), 2007 and ending at 1:45 p.m. declared the payment of a dividend for the total amount of nine thousand four hundred five million nine hundred seventy thousand eight hundred bolivares (Bs. 9,405,970,800.00) to be paid in cash on the basis of six hundred bolivares (Bs. 600.00) per each outstanding share of the company as of the date of payment, all charged to the account of Retained Earnings.

Likewise, the General Meeting of Shareholders of Corimon, C.A. granted the Board of Directors the power to establish the method and date of payment of such dividends.

Being there no further matters to discuss, please receive our best regards.

Sincerely,

Juan Carlos Bracho
Legal Consultant

CORIMON

COMISION NACIONAL DE VALORES

2007 MAR -1

RECIBIDO

Caracas, 28 de febrero de 2007

Señores
Comisión Nacional de Valores
Presente.-
Fax: (212) 762.9975

Atn. Doctor Fernando de Candia Ochoa

Estimados señores:

Por medio de la presente se les informa que la Asamblea General de Accionistas de Corimon, C.A. en su sesión del día veintiocho (28) de febrero de 2007, finalizada a las 1:45 p.m. decretó el pago de un dividendo por un monto total de nueve mil cuatrocientos cinco millones novecientos setenta mil ochocientos bolívares (Bs. 9.405.970.800,00), el cual será pagado en efectivo a razón de seiscientos bolívares (Bs. 600,00) por cada una de las acciones en circulación de la compañía en la fecha de pago, todo ello con cargo a la cuenta de Utilidades No Distribuidas.

Asimismo, la Asamblea General de Accionistas de Corimon, C.A. delegó en la Junta Directiva la facultad de fijar la forma y fecha de pago de los dividendos.

Sin más a que hacer referencia, aprovecho la oportunidad de enviarle un cordial saludo.

Atentamente,

Juan Carlos Bracho
Consultor Jurídico

CORIMON, C.A., S.A.C.A., Calle Hans Neumann, Edif. Corimon, Los Cortijos de Lourdes, Caracas 1071, VENEZUELA
Telfs.: 400.55.55 Fax: 400.56.44. RIF: J-000256411- NIT: 0036613939
Capital Autorizado: Bs. 97.973.320.000,00 - Capital Suscrito y Pagado: Bs. 75.368.355.000,00 - www.corimon.com

Item #67


REPUBLICA BOLIVARIANA DE VENEZUELA
Morales Parra

Caracas, February 28, 2007

To
Venezolano de Crédito, Banco Universal
Fax: (212) 806.6503

Atn. Sr. Angel Godón
Dear Sirs:

We hereby inform you that the General Shareholders' Meeting of Corimon, C.A. held on February twenty-eight (28), 2007 and ending at 1:45 p.m. declared the payment of a dividend for the total amount of nine thousand four hundred five million nine hundred seventy thousand eight hundred bolivares (Bs. 9,405,970,800.00) to be paid in cash on the basis of six hundred bolivares (Bs. 600.00) per each outstanding share of the company as of the date of payment, all charged to the account of Retained Earnings.

Likewise, the General Meeting of Shareholders of Corimon, C.A. granted the Board of Directors the power to establish the method and date of payment of such dividends.

Being there no further matters to discuss, please receive our best regards.

Sincerely,

Juan Carlos Bracho
Legal Consultant

CORIMON

RECEIVED

2007 AUG 15 A 10:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Caracas, 28 de febrero de 2007

Señores
Venezolano de Crédito, Banco Universal
Presente.-
Fax: (212) 806.6503

Atn. Sr. Angel Godón

Estimados señores:

Por medio de la presente se les informa que la Asamblea General de Accionistas de Corimon, C.A. en su sesión del día veintiocho (28) de febrero de 2007, finalizada a las 1:45 p.m. decretó el pago de un dividendo por un monto total de nueve mil cuatrocientos cinco millones novecientos setenta mil ochocientos bolívares (Bs. 9.405.970.800,00), el cual será pagado en efectivo a razón de seiscientos bolívares (Bs. 600,00) por cada una de las acciones en circulación de la compañía en la fecha de pago, todo ello con cargo a la cuenta de Utilidades No Distribuidas.

Asimismo, la Asamblea General de Accionistas de Corimon. C.A. delegó en la Junta Directiva la facultad de fijar la forma y fecha de pago de los dividendos.

Sin más a que hacer referencia, aprovecho la oportunidad de enviarle un cordial saludo.

Atentamente,

Juan Carlos Bracho
Consultor Jurídico

VENEZOLANO DE CREDITO S.A.
BANCO UNIVERSAL
GCIA. AGENTE DE TRASPASO
2007 FEB 28 A 11:57
RECIBIDO

CORIMON, C.A., S.A.C.A. Calle Hans Neumann, Edif. Corimon, Los Cortijos de Lourdes, Caracas 1071. VENEZUELA
Telfs.: 400 55.55 Fax: 400 56 44 RIF: J-000256411- NIT: 0036613939
Capital Autorizado: Bs 97.973.320.000,00 - Capital Suscrito y Pagado: Bs 75.368.355.000,00 - www.corimon.com

Item #68

Caracas, March 6, 2007

To the President and other Members of the National Securities Commission

Dear Sirs,

The undersigned, Juan Carlos Bracho Ghersi, Venezuelan, of legal age, domiciled in Caracas and bearer of the identity card No. 11.563.119, duly authorized to carry out this notification as evidenced by the Minutes of the Regular Shareholders' Meeting of Corimon, .C.A, held on February 28, 2007, being such company domiciled in Caracas and registered at the Second Mercantile Registry Office of the Judicial Circuit of the Federal District and the Miranda State in June fourteen (14), 1949, under No. 644, Volume 3-D, respectfully appear before you to declare:

For purposes of complying with the provisions of Article 5 of the "Standards on the Periodical or Eventual Information to be supplied by those Persons subject to the Control of the National Securities Commission" published in the Official Gazette of the Bolivarian Republic of Venezuela No. 5.802 Special, on March eight (8), 2006, attached herein you will find the original and five (5) copies of the following documents:

1. Certified copy of the Minutes of the General Shareholders' Meeting of Corimon, C.A. held on February twenty-eight (28), 2007.
2. Consolidated financial statements audited by the Independent Certified Public Accountants appointed by the Meeting.
3. Report from the Statutory Auditors.
4. Presentation submitted by the board of directors and approved by the Meeting which includes a summary of the most relevant activities, plans and economical and financial operations performed and projected by the company during the fiscal period.
5. Form on the declaration and payment of dividends.
6. Form on the remuneration payable to directors, duly completed.
7. Copy of the publication of the Notice of Meeting made on February thirteen (13), 2007 and published in newspapers El Nacional and El Universal.
8. Copy of the Fiscal Information Registration Number (R.I.F.)

Finally, according to the provisions of Numeral 4 of Article 5 of the abovementioned Standards, I hereby inform as follows:

- That my client has not subscribed, modified or terminated agreements which may significantly affect the estimate of the company's revenues and expenses.
- That my client has not being subject, during the fiscal year, to litigations or claims, whether civil, mercantile, fiscal or labor, which significantly affect or may affect the economical or financial condition of the company.
- That my client has not approved, during the fiscal year, any relevant project which may affect its economical or financial condition.
- That my client has not made, during the fiscal year, changes to its credit and collecting policies which may affect its economical and financial condition.
- That no client held twenty percent (20%) or more net sales, nor obtained any profit equal to twenty percent (20%) or more of the total sales performed by a single client.

Being there no further matters to discuss, please receive my best regards.

Sincerely,

Juan Carlos Bracho Ghersi
Secretary
Corimon, C.A

Minutes of the Regular General Shareholders' Meeting of CORIMON, C.A.

Today, February twenty-eight (28), 2007, at 12:30 p.m., at the penthouse of Edificio Corimon, located at Calle Hans Neumann of Los Cortijos de Lourdes in Caracas, the shareholders indicated at the end of this Minutes gathered for purposes of holding a Regular General Shareholders' Meeting of CORIMON, C.A., presided by Carlos Gill Ramírez, Chairman of the board of directors, accompanied by Angel Eduardo Gómez Sigala, Vice Chairman of the board of directors, Alberto Sosa, Omar Pernía, Celestino Díaz, David Tomasello, Alejandro Alfonzo-Larrain and Fernando Volante, Directors.

Upon verifying the presence of a number of attendants representing eighty five percent (85%) of the shares from the capital subscribed and paid-in of the company, for purposes of complying with the quorum required by the company's bylaws, Carlos Gill Ramírez declared the Meeting as valid and proceeded to read the notice of meeting published in newspapers El Nacional and El Universal on February thirteen (13), 2007, transcribed as follows:

"CORIMON, C.A."
AUTHORIZED CAPITAL: Bs. 97,973,320,000.00
SUBSCRIBED AND PAID-IN CAPITAL: Bs. 78,383,090,000.00

NOTICE OF MEETING

The shareholders are hereby called to a General Meeting of Corimon, .C.A to be held on February twenty-eight (28), 2007, at 12:30 p.m., at the penthouse of Edificio Corimon, located at Calle Hans Neumann of Los Cortijos de Lourdes in Caracas, Venezuela, for purposes of discussing the following agenda:

1. To consider and resolve upon the financial statements corresponding to the fiscal year ended on November 30, 2006, based on the report from the Statutory Auditors, as well as to consider and resolve upon the report from the board of directors.
2. To consider and resolve upon the appointment of the members of the board of directors, the executive committee, the chairman and vice chairman of the board of directors.
3. To consider and resolve upon the appointment of the Statutory Auditors and their alternates, as well as to establish their remuneration and appoint a firm of independent certified public accountants to render their opinion on the annual financial statements of the company.
4. To consider and resolve upon, based on the project to be submitted by the board of directors, the declaration of a dividend to be charged to the account of Non-distributed Earnings.
5. To consider and resolve upon the remuneration of the members of the board of directors and the executive committee.

REPUBLICA BOLIVARIANA DE VENEZUELA ... Inglés - Castellano G.O. Nº 37.475

Caracas, February 13, 2007

The Board of Directors

<u>Note</u>: The shareholders are hereby notified that the report and accounts submitted by the board of directors and the financial statements audited by certified public accountants corresponding to the fiscal year ended on November 30, 2006, the report from the Statutory Auditors and other documents related to this notice of meeting, are available at the offices of the company located at Calle Hans Neumann, Edificio Corimon, Penthouse, Los Cortijos de Lourdes, Caracas, Venezuela and at bank Venezolano de Crédito, Banco Universal, Securities Department, located at Avenida Alameda, 8th Floor, San Bernardino, Caracas, Venezuela."

Subsequently, they proceeded to take into consideration and resolve upon the following items:

<u>FIRST</u>: To consider and resolve upon the financial statements corresponding to the fiscal year ended on November 30, 2006, based on the report from the Statutory Auditors, as well as to consider and resolve upon the report from the board of directors.
They read the Report from the Statutory Auditors and the Report from the Board of Directors.
The financial statements of Corimon for the fiscal year ended on November thirty (30), 2006 were submitted to the Meeting and showed as follows:
During the fiscal year ended on November thirty (30), 2006, consolidated sales reached the amount of Bs. 334,335,000,000, generating a gross profit of Bs. 89,432,000,000 and a net operative profit of Bs. 29,087,000,000, resulting in a net profit of Bs. 18,713,000,000. As of November thirty (30), 2006, the balance sheet of the company shows total assets in the amount of Bs. 390,856,000,000, total liabilities in the amount of Bs. 147,903,000,000, minority interests in the amount of Bs. 4,165,000,000 and shareholders' equity in the amount of Bs. 238,788,000,000.
Upon reviewing the Report from the Statutory Auditors and the Board of Directors, they approved the Financial Statements submitted to their consideration. They also approved the corresponding report and management of the Board of Directors.
It is hereby certified that voting was unanimous

<u>SECOND</u>: To consider and resolve upon the appointment of the members of the board of directors, the executive committee, the chairman and vice chairman of the board of directors.
They appointed the following persons as members of the company's Board Directors:
Main Directors: Carlos Gill Ramírez, identity card No. 13.638.398, Angel Eduardo Gómez Sigala, identity card No. 4.375.204, Oswaldo Cisneros Fajardo, identity card No. 2.113.864, Alberto Sosa, identity card No. 4.773.724, Celestino Díaz, identity card No. 2.767.330, Omar Pernía, identity card No. 4.441.414, David Tomasello, identity card No. 10.972.061, Alejandro Alfonzo-Larrain, identity card No. 1.715.721, and Fernando

Volante, identity card No. 3.753.780, and, as their alternates were appointed: Carlos Gill Márquez, identity card No. 15.343.005, Jorge Azpúrua Ramírez, identity card No. 11.306.437, Ricardo París, identity card No. 1.714.243, Ricardo Mata, identity card No. 3.753.784, Fernando Guevara, identity card No. 2.028.881, Rainer Viete, identity card No. 6.809.703, José Rafael Velásquez, identity card No. 4.430.157, Jhonny Badler, identity card No. 7.683.590, and Rafael Fonseca, identity card No. 4.288.477.

Carlos Gill Ramírez was appointed as Chairman of the Board of Directors and Angel Eduardo Gómez Sigala as Vice Chairman of the Board of Directors.

The following directors were appointed as members of the Executive Committee: Carlos Gill Ramírez, Angel Eduardo Gómez Sigala, Oswaldo Cisneros Fajardo, Celestino Díaz, Omar Pernía, Ricardo París and Alberto Sosa.

It is hereby certified that voting was unanimous

THIRD: To consider and resolve upon the appointment of the Statutory Auditors and their alternates, as well as to establish their remuneration and appoint a firm of independent certified public accountants to render their opinion on the annual financial statements of the company.

Based on the existing candidates and pursuant to the proceeding set forth by the legislation on Capital Markets, the Meeting appointed Henry Peñaloza, bearer of the identity card No. 7.955.377, C.P.A. No. 20.339, and Jorge Gómez, bearer of the identity card No. 5.407.975, C.P.A. 10.951, as Main Statutory Auditors, and Fernando Bravo, bearer of the identity card No. 8.721.037, C.P.A. 49.697 and William Granier, bearer of the identity card No. 5.170.010, C.P.A. 5.722, as the respective alternates of the former. The Meeting approved the remuneration equal to one hundred twenty (120) tax units per year for the acting Statutory Auditors.

The firm Alcaraz, Cabrera, Vázquez, members of KPMG, was appointed as Independent Certified Public Accountants for the company's next fiscal year.

It is hereby certified that voting was unanimous

FOURTH: To consider and resolve upon, based on the project to be submitted by the board of directors, the declaration of a dividend to be charged to the account of Non-distributed Earnings.

Upon considering the project submitted by the Board of Directors, the Shareholders' Meeting declared a dividend in cash for the amount of Nine Thousand Four Hundred Five Million Nine Hundred Seventy Thousand Eight Hundred Bolivares (Bs. 9,405,970,800.00), payable on the basis of six hundred bolivares (Bs. 600.00) per each one of the outstanding shares of the company as of such date.

Likewise, the Shareholders' Meeting empowered the Board of Directors to set the method and date of payment of the dividends declared herein.

The Shareholders' Meeting ratified the appointment of lawyer Juan Carlos Bracho, Venezuelan, of legal age, domiciled in Caracas, bearer of the identity card No. 11.563.119 and registered at the Venezuelan Social Security Institute for Lawyers (*Inpreabogado*) under No. 70.511, as Attorney-in-fact and Secretary of the Board of Directors and authorized him to certify the copies of this Minutes and to carry out all the proceedings necessary for notifying the resolutions of this Meeting to the corresponding authorities, as well as those necessary for making the payment of the dividend declared therein.

It is hereby certified that voting was unanimous

FIFTH: To consider and resolve upon the remuneration of the members of the board of directors and the executive committee.

They approved the payment of the remuneration to each Main Director for their attendance to each session of the Board of Directors for an amount in bolivares equal to one hundred tax units (100 T.U.). In the event any Main Director may not attend to the respective session of the Board of Directors and he/she is replaced by its respective Alternate Director, such remuneration will be paid to the Alternate Director.

They approved the remuneration payable to each member of the Executive Committee of the company for an amount in bolivares equal to twenty-five tax units (25 T.U.) for their attendance to each one of the sessions of the Executive Committee.

It is hereby certified that voting was unanimous

Being there no further matters to discuss, the Meeting was adjourned and this Minutes was drafted.

(Signed) Karin Guada Rincón, representing 8.189.009 shares, Marviel Tinedo, representing 1.923.979 shares, Ilse Barrios, representing 1.289.500 shares, Jorge Hernán Cáceres, representing 17 shares, José Da Silva, representing 21.840 shares, Jaime Da Silva Ayala, representing 66 shares, Pedro Fajre, representing 7.265 shares, Beatriz González, representing 46.279 shares, Rafael Jove, representing 1.220 shares, Héctor Páez, representing 91.294 shares, Geraldine Portillo, representing 58.459 shares, Virginia Serra, representing 1.561.302 shares, Luis Félix Serrano, representing 2.427 shares, Pedro José Soto Aponte, representing 62 shares, David Tomasello, representing 238.266 shares, Clementina Yanes, representing 52 shares.

Juan Carlos Bracho Ghersi, Venezuelan, of legal age, domiciled in Caracas and bearer of the identity card No. 11.563.119, duly authorized for this act by the General Shareholders' Meeting of Corimon, C.A., company domiciled in Caracas and registered at the Second Mercantile Registry Office of the Judicial Circuit of the Federal District and the Miranda State on June fourteen (14), 1949, under No. 644, Volume 4-D, hereby certify that the above transcribed Minutes is true and exact copy of its original filed in the Book of Minutes of Meetings of the Company.

Juan Carlos Bracho Ghersi

CORIMON, C.A. AND ITS SUBSIDIARIES

Consolidated Balance Sheet

November 30th, 2006 and 2005

(Millions of constant bolivars as of november 30th, 2006)

Assets	2006	2005
Current Assets		
Cash	16.299	21.208
Time deposits	645	2.489
Notes and accounts receivables		
Trade	115.806	80.694
Retainde taxes	12.345	14.860
Inversiones Neuco, C. A.	1.432	1.658
Prepayment - Suppiers	1.929	1.384
Officials and employees	488	379
Other	2.257	2.683
	134.257	101.658
Less allowance for doubtful accounts	3.967	3.678
Notes and account receivables, net	130.290	97.980
Inventories, net	56.867	62.920
Deposits in guarantee	6.511	5.958
Prepaid expenses	1.924	2.067
Deferred taxes	3.134	2.560
Total current assets	215.670	195.182
Long.term account receivables	9.466	11.583
Investment in shares	4.106	4.418
Fixed assets	140.282	157.625
Properrty, plant and equipment	15.234	14.496
Long-term deferred taxes	1.552	1.025
Deferred charges and other assets	4.546	7.847
Goodwill	-	516
Total assets	390.856	392.692

CORIMON, C.A. AND ITS SUBSIDIARIES

Consolidated Balance Sheet

November 30th, 2006 and 2005

(Millions of constant bolivars as of november 30th, 2006)

Liabilities and Shareholdres' Equity	**2006**	**2005**
Current liabilities		
Bank loans	50.483	40.316
Current portion of liabilities under contracts of financial lease	-	1.168
Notes and accounts payable		-
Trade	57.750	59.866
Directors and shareholders	427	494
Total notes and accounts payable	58.177	60.360
Preferred dividends	846	2.796
Income tax	-	894
Accrued expenses	28.541	24.727
Total current assets	138.047	130.261
Long-term bank loans	2.031	3.605
Liabilities under contracts of financial lease	-	1.278
Accrual for employees termination benefits, net of advances	5.675	6.277
Deferred tax	802	1.089
Preferred dividends	-	-
Other liabilities	1.348	504
Total liabilities	147.903	143.014
Minority interests	4.165	5.089
Shareholdres' equity	238.788	244.589
Total liabilities and shareholders' equity	390.856	392.692

CORIMON, C. A. AND ITS AFFILIATES

Consolidated Statement of Income

Three-month period ended november 30th, 2006 and 2005

(Millions of constant bolivars as of november 30th, 2006)

	2006	2005
Net Sales	99.204	86.810
Cost of Sales	60.651	58.913
Gross income	38.553	27.897
Operating expenses		
Selling	10.598	10.277
Administrative and general	3.259	3.649
Total operating expenses	13.856	13.926
Operating Income	24.697	13.971
Integral financial cost (income)		
Interests expenses, net	1.060	1.356
Foreign exchange, net	(24)	(315)
Monetary result	2.345	826
Total integral financial cost	3.381	1.867
Other expenses, net	2.715	958
Net income before income taxes, extraordinary account and minority interests in the consolidated affialiate net income	18.601	11.146
Current	4.770	(822)
Deferred	(1.558)	593
Total taxes	3.212	(229)
Net income before extraordinary account and minority interest in the consolidated affiliate	15.389	11.375
Extraordinary account - fiscal benefit for the use of previous years' fiscal losses, discounts for new investments and credit to business assets	5.842	311
Net income before minority interest in the consolidated affiliate net income	21.231	11.686
Minority interest participation in the consolidated affiliate's income	85	60
Net Income	21.146	11.626

CORIMON, C. A. AND ITS AFFILIATES
Consolidated Statment of Shareholders' Equity
Twelve-month period ended novemver 31st, 2006 and 2005
(Millions of constant bolivars as of november 31st, 2006)

	Capital stock common shares (nominal)	Capital stock adjustment	Premium on share issuance	Treasury stock	Premium on book value over the cost of subsidiaries' shares	Retained earnings (deficit): Legal reserve	Retained earnings (deficit): Not distributed (deficit)	Retained earnings (deficit): Total	Unrealized effect on investment valuation	Cumulative translation adjustment	Result from holding nonmonetary assets (RETANM)	Total Shareholders' equity
Balances as of november 30th, 2004, previously reported	75,368	184,027	1,878	(131)	19,303	43,753	(44,826)	(1,073)	-	12,403	(70,014)	221,761
Adjustment for realization of deferred taxes from previous years	-	-	-	-	-	-	4,177	4,177	-	-	-	4,177
Balances as of november 30th, 2004, restructu	75,368	184,027	1,878	(131)	19,303	43,753	(40,649)	3,104	-	12,403	(70,014)	225,938
Shareholders' Equity accounts compensation	-	(114,840)	-	-	-	-	44,826	44,826	-	-	70,014	-
Net Income, restructured	-	-	-	-	-	-	11,626	11,626	-	-	-	11,626
Translation adjustment	-	-	-	-	-	-	-	-	-	(357)	-	(357)
Result from holding nonmonetary assets	-	-	-	-	-	-	-	-	-	-	(1,285)	(1,285)
Balances as of november 30th, 2005, restructu	75,368	69,187	1,878	(131)	19,303	43,753	15,803	59,556	-	12,046	(1,285)	235,922
Dividends declared												
Stick dividend	3,015	402	-	-	-	-	(3,417)	(3,417)	-	-	-	-
Cash dividend	-	-	-	-	-	-	(1,755)	(1,755)	-	-	-	(1,755)
Net Income	-	-	-	-	-	-	21,146	21,146	-	-	-	21,146
Translation adjustment	-	-	-	-	-	-	-	-	-	-	-	-
Effect on investment valuation	-	-	-	-	-	-	-	-	(253)	-	-	(253)
Result from holding nonmonetary assets	-	-	-	-	-	-	(891)	(891)	-	(2,085)	(19,530)	(22,506)
Balances as of november 30th, 2006	78,383	69,589	1,878	(131)	19,303	43,753	30,886	74,639	(253)	9,961	(20,815)	232,554

CORIMON, C. A. AND ITS AFFILIATES

Consolidated Statment of Cash Flows

Twelve-month period ended november 30th, 2006

(Millions of constant bolivars as of november 31st, 2006)

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	21,146	20,293
Adjustments to reconcile net loss to cash provided by (used in) operating activities -		
Depreciation	6,749	14,410
Amortization	550	1,731
Gain on property, plant and equiipment sale	(65)	(191)
Gain from net monetary position, net	749	753
Deferred taxes	(1,558)	593
Allowance for loss in current value of long-term accunts receivable	(1,179)	(63)
Accrual for employee termination benefits, net of advances and payments	(602)	420
Minority interests in consolidated affiliate	500	(374)
Changes in assets and liabilities		
Reducción (increase) in -		
Notes and accounts receivable	(33,114)	(28,994)
Inventories	6,053	(12,437)
Time deposits	(553)	428
Prepaid expenses	143	(480)
Deferred charges, other assets and goodwill	311	586
Increase (decrease) in -		
Notes and accounts payable	(2,183)	11,738
Income tax payable	(894)	(5,119)
Dividends payable	(1,950)	(427)
Other liabilities	844	(85)
Accrued expenses	3,814	(56)
Total adjustments	(22,385)	(17,567)
Net cash provided by (used in) operating activities	(1,239)	2,726
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisitions of property, plant and equipment	(9,272)	(6,589)
Proceeds from sale of property, plant and equipment	50	1,123
Time deposits	1,844	(818)
Investments in share	312	(4,049)
Long-term accounts receivable, net	3,522	2,161
Cash used in investing activities	(3,544)	(8,172)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends payments	(1,755)	-
Payments on financial leasing	(2,446)	(2,813)
Loans and other financial accounts payable, net	8,593	13,154
Net cash provided by financing activities	4,392	10,341
Translation adjustment	(2,085)	(357)
Net decrease (increase) in cash and cash equivalents	(2,476)	4,538
Cash and cash equivalents at the beginning of the year	21,208	16,670
Cash and cash equivalents at the end of the year	18,732	21,208
Breakdown activities of monetary cahnges		
Cash	2,887	2,209
Operating activities	8,358	(4,725)
Investing activities	(1,262)	(3,327)
Financing activities	(6,528)	4,773
	3,455	(1,070)

Statutory Auditors' Report

RECEIVED

2007 AUG 15 A 10: --

February 12, 2007

OFFICE OF INTER... CORPORATE FI...

To the Shareholders of Corimon, C.A.

REPUBLICA BOLIVARIANA DE VENEZUELA Ines Morales Parra ...blico Ingles - Castellano G.O. N° 37.475

We, acting as Statutory Auditors appointed by the General Shareholders' Meeting held on February 24, 2006 and according to the provisions of the Interpersonal Norms and Standards for exercising the role of Statutory Auditor, Articles 309 and 311 of the Venezuelan Commercial Code and other legal and regulatory dispositions, hereby inform you that we have analyzed the consolidated balance sheet of Corimon, C.A. and its affiliated companies for the year ended on November 30, 2006, the consolidated profit and loss statement, statement of changes in shareholders' equity and cash flows for the year ended on November 30, 2006, expressed in bolivares at the value effective as of November 30, 2006, which have been prepared by the administration of the Company.

Our analysis was made within the scope we deemed necessary according to the circumstances and the opinions issued by the external auditors of the Company, Alcaraz Cabrera Vazquez dated February 7, 2007, which is attached to this report as an integral part hereof. These indicate that the consolidated financial statements reasonably reflect, at all relevant aspects, the financial condition of Corimon, C.A. and its affiliated companies as of November 30, 2006, the consolidated results of its operations and the cash flow for the year ended on November 30, 2006, expressed in bolivares at the value effective as of November 30, 2006, and that this analysis was made according to the generally accepted auditing norms.

The Company is subject to the control of the National Securities Commission (CNV, for its initials in Spanish) and, therefore, prepares its financial statements pursuant to the standards on preparing financial statements provided by such authority. Such standards differ on the application of the mixed method (*método mixto*) from the generally accepted accounting principles in Venezuela issued by the Venezuelan Certified Public Accountants Bar Association (*Federación de Colegios de Contadores Públicos de Venezuela*).

It is our opinion that, based on our analysis and the work done by the external auditors, Alcaraz Cabrear Vázquez y Asociados, the financial statements attached herein and the notes thereof, expressed in bolivares at the value effective by that moment, reasonably reflect the financial condition of Corimon, C.A. and its affiliated companies as of November 30, 2006, as well as the consolidated results of its operations and the cash flows for the year ended as of such date, pursuant to the Standards for preparing the financial statements of those companies subject to the National Securities Commission; therefore, we hereby submit them to the consideration of the General Shareholders' Meeting for their approval.

Sincerely,

REPUBLICA BOLIVARIANA DE VENEZUELA
Morales Parra
Ingles - Castellano
G.O. N° 37.475

Jorge Gómez C.
Statutory Auditor
CPA N° 10951

Henry Peñaloza R.
Statutory Auditor
CPA N° 20339

RECEIVED
2007 AUG 15 A 10:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CORIMON, C.A.
REGULAR GENERAL SHAREHOLDERS' MEETING
Caracas, February 28th, 2007

The Board of Directors of Corimon, C.A. is pleased to inform that the fiscal year ended November 30, 2006 was a year of consolidation for the company and its subsidiaries. All this is nothing but the result of the effort made by our shareholders and our personnel in general, during the previous years, with the goal of consolidating Corimon like a leader in the paintings and related products market, the packings and inks market, nationally as well as internationally.

Net sales in constant bolivars as of November 30th, 2006 were Bs. 334.335 millions, compared to Bs. 313.040 millions from last year. Consolidated net income in constant bolivars as of November 30th, 2006 was Bs. 18.713 million, which is 8% below from that of November 2005. Total assets were Bs. 390.856 millions, which keeps the same level of the previous year, while liabilities accounted for Bs. 147.903 millions, compared with Bs. 143.014 millions at the closing of last year, which yields an equity in constant bolivars as of November 30th, 2006 of Bs. 238.788.

Corimon, C.A. and its affiliates have begun the process of implementing a new structural organization that promotes communication and the use of synergies while helps with reducing mistakes, which is framed within a Harvard University model called "value based management" that has been recently adopted.

The Board of Directors reports the performance of Corimon, C.A. and their subsidiaries, during the economic period ended November 30, 2006, as follows:

In the economic period ended November 30, 2006, Corimon Pinturas fortified its commercialization strategy and increased the presence of its products in the market thanks to the company's financial stability, which allowed opportune raw material procurement for the paintings and related products production and an effective distribution, which allowed this affiliate to an increase of 11% in sales in constant bolivars of November 30, 2006 and of 17% in gallons sold compared to the previous year.

Corimon Pinturas has had a year of product consolidation with a strong growth in every country region, especially in sales and promotion through an aggressive advertising policy in its premium brands.

The month of September 2006, set a sales record of Bs. 1.733.000 and a production record in November with 1.510.000 gallons.

With a significant investment in the production systems, a new warehouse, automated production and quality systems, of unloading, filling, labeling, loading

and a new pigment mill that reduced the time of milling of 20 hours to 3 hours; these projects will, without a doubt, contribute with the consolidation of Corimon Pinturas as the leader in the Venezuelan painting market.

Corimon Pinturas was awarded the Certification TS-16949:2002 granted by cars' manufacturers to those plants complying with the regulations, and was also awarded the certification ISO9001-2000 as a painting manufacturer.

During the economic period ended November 30, 2006, Resimon experienced an increase in sales of 8% in constant bolivars of November 30, 2006 compared to previous year, while making significant investment in the environmental sanitation area, to eliminate solid waste that was stored in its plant.

Cerdex, the company that manufactures and commercializes brushes, rollers, painting accessories, held its leadership position in the national market, increasing its sales in 23% related to previous year. During this fiscal year, the subsidiary obtained again the certification of norm ISO 9001-2000 and experienced a 20% increase in its brushes line. It ended it operations with 16% of operating income which means an increase of 45% compared to the previous year. In spite of having received product competition from Asian countries, Cerdex held its market position, offering products of excellent quality at accessible prices.

Tiendas Montana, the leader chain commercialization of painting and related products in Venezuela, ended its fiscal year 2006 with 120 operative stores under the franchise system. New franchises were promoted to serve geographic areas in which the company's products did not count with an appropriate distribution, such as Higuerote, La Asunción, Ciudad Ojeda, San Fernando de Apure and Catia (Caracas).

Sissons Paints, our subsidiary in Trinidad and Tobago and Grenada continued its fortification strategy and ratified its presence in the market through the concept of "Colour Shop" stores, which became part of a franchise system during this period.

Montana Grafica, the subsidiary dedicated to the production of an ample variety of flexible and pliable packings for massive and industrial consumer goods and services of design and pre-press for the industry of the graphical arts, increased its sales in 26% with respect to the previous year. During the fiscal year ended November 30, 2006, Montana Grafica and Grafis, the company that manufactures, commercializes and distributes inks for the graphical arts, were merged to reduce costs and obtain synergies.

For the sake of improving service and offer high quality products to its clients, the company made important investments in peripheral and control equipment of last generation.

Regarding the Principles of Corporate Governance and abiding by the criteria adopted by the National Securities Commission, through Resolution N° 19-1-2005, the Company's Board of Directors has determined that over a fifth of its members can be deemed as independent. Likewise, the Board of Directors has appointed an Audit Committee, conformed by Independent Directors and whose main functions are: i) To know the Company's financial statements as a necessary condition fro them to be considered by the Board of Directors and later presented to the Shareholders Meeting for its approval; ii) To assist the Board of Directors in the implementation of the necessary measures to preserve the integrity of the Company's financial information; iii) To collaborate with the Board of Directors in its supervision function of the the internal audit and the external auditors processes; and, iv) To know and to analyze the content of the management letter with the purpose of making the recommendations that it considers necessary.

By the considerations before mentioned, in light of the Statutory Auditor's Report, Corimon's Board of Directors presents to the Shareholders' Meeting the Consolidated Financial statements of Corimon, C.A. and its subsidiaries, in constant bolivars, for the economic period ended November 30, 2006.

CORIMON, C.A.
Dividend Notification

This form is presented to the National Securities Commission whenever an issuer declares and/or pays dividends. It shows the following information:

- Company's Name: Corimon, C.A.
- Company's phone number: 0212-4005530
- Company's address: Los Cortijos de Lourdes, Caracas
- Main economic activity: Buy/sell shares
- Paid-in Capital: Bs. 78.383.090.000
- # of shareholders: approximately 5,100
- Dividend declared by: Shareholders Meeting
- Declaration date: February 28th, 2007
- Registration date: N/A
- First date of declaration: NO
- Type of Society: Anonymous society
- Income distribution:

	Period: Dec. 1, 2004 – Nov. 30, 2005	**Period:** Dec. 1, 2005 – Nov. 30, 2006
Net Income	24,147	18,394
Less Tax Income	(3,854)	-
Net Income after deductions	20,293	18,394
Net Income (base for dividend calculation)	20,293	18,394

- Dividends declared and/or paid: Declared (**Period:** Dec. 1, 2005 – Nov. 30, 2006).

	Period: Dec. 1, 2004 – Nov. 30, 2005		**Period:** Dec. 1, 2005 – Nov. 30, 2006	
	Amount	**%**	**Amount**	**%**
Cash dividend – common shares	1,507	33	9,405	97
Cash dividend – total	1,507	33	9,405	97
Share dividends	3,015	67		
Total Dividends	4,522	100	9,405	97

- Net Income of last year (base for dividend calculation) is Bs. 9,012 millions according to the National Securities Commission notification CNV-OP-12-02
- Signed: Juan Carlos Bracho

RECEIVED
2007 AUG 15 A 10:25

CORIMON, C. A.
DIRECTORS COMPENSATION
RELATED TO PERIOD: DECEMBER 01, 2005 -NOVEMBER 30, 2006
IN BOLIVARS

DIRECTORS AND EXECUTIVES NAME	YEARLY SALARY	LEGAL INCOME	STATUTORY INCOME	ALLOWANCE	OTHER COMPENSATION VACATIONS	TOTAL
ANGEL EDUARDO GOMEZ SIGALA	121.680.000,00	37.650.193,65		33.915.000,00	18.027.027,20	211.272.220,85
CARLOS GIL	121.680.000,00	33.800.672,60		25.200.000,00		180.680.672,60
OSWALDO CISNEROS			3.715.102,04	9.975.000,00		13.690.102,04
ALBERTO SOSA	177.840.000,00	60.927.583,30	11.145.306,12	41.055.000,00	26.347.193,60	317.315.083,02
CELESTINO DIAZ			6.501.428,57	24.360.000,00		30.861.428,57
OMAR PERNÍA PACHECO			11.145.306,12	44.520.000,00		55.665.306,12
DAVID TOMASELLO			7.430.204,08	39.480.000,00		46.910.204,08
ALEJANDRO ALFONZO-LARRAIN			11.145.306,12	39.480.000,00		50.625.306,12
FERNANDO VOLANTE			10.216.530,61	36.120.000,00		46.336.530,61
CARLOS RODOLFO GIL MARQUEZ				15.960.000,00		15.960.000,00
JORGE AZPÚRUA RAMÍREZ				6.720.000,00		6.720.000,00
RICARDO PARÍS				2.940.000,00		2.940.000,00
RICARDO MATA				3.360.000,00		3.360.000,00
RAFAEL FONSECA				3.360.000,00		3.360.000,00
WERNER BRASCHI			4.643.877,55			4.643.877,55
OCTAVIO LARA			2.786.326,53			2.786.326,53
JOSE R. VELASQUEZ B.			1.857.551,02			1.857.551,02
MANUEL SUCRE			4.643.877,55			4.643.877,55
NELSON ORTIZ			3.715.102,04			3.715.102,04
ANDRES LAPADULA			1.857.551,02			1.857.551,02
TOTAL	421.200.000,00	132.378.449,55	80.803.469,37	326.445.000,00	44.374.220,80	1.005.201.139,72

JUAN CARLOS BRACHO
LEGAL COUNSELOR

CORIMON, C. A.
DIRECTORS COMPENSATION
RELATED TO PERIOD: DECEMBER 01, 2005 -NOVEMBER 30, 2006
IN BOLIVARS

DIRECTORES Y EJECUTIVOS NOMBRE	YEARLY SALARY	LEGAL INCOME	STATUTORY INCOME	ALLOWANCE	OTHER COMPENSATION VACATIONS	TOTAL
CORIMON, C. A.	421.200.000,00	132.378.449,55	80.803.469,37	326.445.000,00	44.374.220,80	1.005.201.139,72
TOTALES	421.200.000,00	132.378.449,55	80.803.469,37	326.445.000,00	44.374.220,80	1.005.201.139,72

JUAN CARLOS BRACHO
LEGAL COUNSELOR

CORIMON, C.A.
AUTHORIZED CAPITAL Bs. 97.973.320.000,00
SUBSCRIBED AND PAID-IN CAPITAL Bs. 78.383.090.000,00
CARACAS, VENEZUELA

NOTICE OF MEETING

The shareholders of Corimon, C.A. are called to a Regular Shareholders Meeting to be held on February 28th, 2006, at 12:30 a.m. in the Pent-House of the Corimon building, located at Calle Hans Neumann, Los Cortijos de Lourdes, in the city of Caracas, Venezuela, in order to deliberate on the following agenda:

1. Consider and resolve upon the financial statements for the year ended November 30th, 2006, considering the Statutory Auditors' Report, as well as consider and resolve upon the Board of Directors' Report.

2. Consider and resolve upon appointment of members to the Board of Directors, the Executive Committee, as well as the Chairman and Vice Chairman of the Board of Directors, should the previous item be approved.

3. Consider and resolve upon the appointment of the statutory auditors and their alternates and determine their remuneration. Appoint an independent public accounting firm to issue an opinion on the company's annual financial statements.

4. Consider and resolve upon the proposal submitted by the Board of Directors concerning a dividend payment against Retained Earnings.

5. Consider and resolve upon the remuneration for members of the Board of Directors and the Executive Committee.

The Board of Directors

Caracas, February 13th, 2007

Note: The shareholders are informed that the statement and account submitted by the Board of Directors, the financial statements audited by public accountants for the fiscal year ended November 30th, 2006 and the Statutory Auditors report are available for your inspection at the Company's offices located at Calle Hans Neumann, Corimon building, penthouse, Los Cortijos de Lourdes, and at Venezolano de Crédito Banco Universal, Securities Department, at Avenida Alameda, 8th floor, San Bernardino, Caracas, Venezuela.

CORIMON, C.A.
Fiscal Information Registration Number
(R.I.F.)

This form shows the following information:

- The Company's Tax ID: J-00025641-1
- Registration date: March 23rd, 1979
- Full name: Corimon, C.A.
- Fiscal address: Calle Hans Neumann, Urb. Los Cortijos de Lourdes. Edf. Corimon. Caracas.
- City: Caracas
- Issuance date: March 13th, 2006

CORIMON

Caracas, 6 de marzo de 2006

RECIBIDO

Señores
PRESIDENTE Y DEMÁS MIEMBROS
DE LA COMISIÓN NACIONAL DE VALORES
Ciudad.-

Estimados señores:

Quien suscribe, **Juan Carlos Bracho Ghersi**, venezolano, mayor de edad, domiciliado en Caracas y titular de la cédula de identidad número 11.563.119, debidamente facultado para realizar la presente participación según consta en Acta de Asamblea Ordinaria de Accionistas de la empresa **CORIMON C.A.** celebrada en fecha 28 de febrero de 2007, estando dicha sociedad mercantil domiciliada en Caracas e inscrita en el Registro Mercantil Segundo de la Circunscripción Judicial del Distrito Federal y Estado Miranda, en fecha catorce (14) de junio de 1949, bajo el número 644, Tomo 3-D, ante usted ocurro y expongo:

Con el fin de dar cumplimiento a lo establecido en el artículo 5 de las "Normas Relativas a la Información Periódica u Ocasional que deben Suministrar las Personas Sometidas al Control de la Comisión Nacional de Valores", publicada en la Gaceta Oficial de la República Bolivariana de Venezuela, número 5.802, Extraordinaria, de fecha ocho (8) de marzo de 2006, adjunto a la presente encontrará, en original y cinco (5) copias, los siguientes documentos:

1. Copia certificada del Acta de Asamblea General de Accionistas de Corimon, C.A., celebrada el día veintiocho (28) de febrero de 2007.

2. Estados Financieros Consolidados dictaminados por Contadores Públicos Independientes, aprobados por la Asamblea.

3. Informe de los Comisarios.

4. Presentación de la Junta Directiva aprobada por la Asamblea, la cual contiene un resumen de las actividades más significativas, planes y operaciones económicas y financieras realizadas o proyectadas por la compañía durante el ejercicio.

5. Formulario sobre el decreto y pago de dividendos.

6. Formulario sobre la remuneración de los directores, debidamente completado.

7. Copia de la publicación de la Convocatoria de la Asamblea, del día trece (13) de febrero de 2007, aparecida en los diarios El Nacional y El Universal.

CORIMON, C.A., S.A.C.A., Calle Hans Neumann, Edif. Corimon, Los Cortijos de Lourdes, Caracas 1071, VENEZUELA
Telfs.: 400 55 55 - 400 55.11 Fax: 400 00 02 RIF J-00025641-1 NIT 0036613939

COM...
DE ...

2007 ... -9 ...

8. Copia del Registro de Información Fiscal (R.I.F.). RECIBIDO

Por último, y en concordancia con lo establecido en el numeral 4 del artículo 5 de las referidas Normas, le informo lo siguiente:

- Que mi representada no ha suscrito, modificado o rescindido contratos que incidan de manera sustancial en la determinación de los ingresos y gastos de la compañía.

- Que mi representada no ha tenido durante el ejercicio, litigios o reclamaciones civiles, mercantiles, fiscales o laborales que incidan o puedan incidir en forma significativa en la situación económica y financiera de la compañía.

- Que mi representada no ha aprobado durante el ejercicio económico, proyecto de importancia que pueda afectar su situación económica y financiera.

- Que mi representada no ha realizado durante el ejercicio económico cambios en su política de crédito y cobranzas que puedan afectar su situación económica y financiera.

- Que ningún cliente concentró el veinte por ciento (20%) o más de las ventas netas, ni se obtuvo una utilidad equivalente al veinte por ciento (20%) o más del total de las mismas en un mismo cliente.

Sin más a que hacer referencia, aprovecho la oportunidad de enviarle un cordial saludo.

Atentamente,

Juan Carlos Bracho Ghersi
Secretario
Corimon, C.A

RECEIVED

2007 AUG 16 A 10:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ACTA DE LA ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS DE CORIMON, C.A.

El día de hoy, veintiocho (28) de febrero de 2007, siendo las 12:30 p.m., se reunieron en el Pent-House del Edificio Corimon, ubicado en la Calle Hans Neumann de Los Cortijos de Lourdes, en Caracas, a fin de celebrar la Asamblea General Ordinaria de Accionistas de CORIMON, C.A., los señores accionistas que se mencionan al pie de la presente acta, bajo la presidencia del doctor Carlos Gill Ramírez, Presidente de la Junta Directiva, quien estuvo igualmente acompañado por los señores Angel Eduardo Gómez Sigala, Vicepresidente de la Junta Directiva, Alberto Sosa, Omar Pernía, David Tomasello, Alejandro Alfonzo-Larrain y Fernando Volante, Directores.

Comprobada la presencia de un número de asistentes que representa el ochenta y cinco enteros con sesenta y siete centésimas por ciento (85,67 %) de las acciones que conforman el capital suscrito y pagado de la compañía, con lo cual se completa suficientemente el quórum estatutario, el doctor Carlos Gill Ramírez declaró válidamente constituida la Asamblea y fue leída la convocatoria, publicada en los diarios El Nacional y El Universal, el día trece (13) de febrero de 2007, y de la cual se copia de seguidas:

"CORIMON, C.A."

CAPITAL AUTORIZADO: Bs. 97.973.320.000,00

CAPITAL SUSCRITO Y PAGADO: Bs. 78.383.090.000,00

CARACAS, VENEZUELA

CONVOCATORIA

Se convoca a los señores accionistas para la Asamblea General de Corimon, C.A., que se celebrará el día veintiocho (28) de febrero de 2007, a las 12:30 p.m., en el Pent- House del edificio Corimon, ubicado en la calle Hans Neumann de Los Cortijos de Lourdes, en la ciudad de Caracas, Venezuela, a fin de tratar la siguiente agenda:

1. Considerar y resolver acerca de los estados financieros correspondientes al ejercicio económico terminado el 30 de noviembre de 2006, con vista del informe de los Comisarios, así como considerar y resolver acerca del informe de la Junta Directiva.

CORIMON, C.A. REVISADO Departamento Jurídico

millones, intereses minoritarios por la cantidad de Bs. 4.165 millones, y un patrimonio por la cantidad de Bs. 238.788 millones.

Con la totalidad de los votos de las acciones presentes o representadas en la Asamblea, con vista del Informe de los Comisarios y de la Junta Directiva, se aprobaron los Estados Financieros presentados a su consideración, así como el correspondiente informe y gestión de la Junta Directiva.

SEGUNDO: Considerar y resolver sobre el nombramiento de los miembros de la Junta Directiva, del Comité Ejecutivo, del Presidente y Vicepresidente de la Junta Directiva.

Con la totalidad de los votos de las acciones presentes o representadas en la Asamblea, se designaron a los miembros de la Junta Directiva de la empresa, así:

Como Directores Principales fueron designados los señores Carlos Gill Ramírez, cédula de identidad número 13.638.398, Angel Eduardo Gómez Sigala, cédula de identidad número 4.375.204, Oswaldo Cisneros Fajardo, cédula de identidad número 2.113.864, Celestino Díaz, cédula de identidad número 2.767.330, Alberto Sosa, cédula de identidad número 4.773.724, Omar Pernía, cédula de identidad número 4.441.414, David Tomasello, cédula de identidad número 10.972.061, Alejandro Alfonzo-Larrain, cédula de identidad número 1.715.721, y Fernando Volante, cédula de identidad número 3.753.780, y como sus respectivos suplentes personales, fueron designados los señores Carlos Gill Márquez, cédula de identidad número 15.343.005, Jorge Azpúrua Ramírez, cédula de identidad número 11.306.437, Ricardo París, cédula de identidad número 1.714.243, Fernando Guevara, cédula de identidad número 2.028.881, Ricardo Mata, cédula de identidad número 3.753.784, Rainer Viete, cédula de identidad número 6.809.703, José Rafael Velásquez, cédula de identidad número 4.430.157, Jhonny Badler, cédula de identidad número 7.683.590, y Rafael Fonseca, cédula de identidad número 4.288.477

Con la totalidad de los votos de las acciones presentes o representadas en la Asamblea, se designó al doctor Carlos Gill Ramírez, como Presidente de la Junta Directiva y al doctor Angel Eduardo Gómez Sigala como Vicepresidente de la Junta Directiva.

Con la totalidad de los votos de las acciones presentes o representadas en la Asamblea, se designaron como miembros del Comité Ejecutivo de la empresa a los directores Carlos Gill Ramírez, Angel Eduardo Gómez Sigala, Oswaldo Cisneros Fajardo, Celestino Díaz, Omar Pernía, Ricardo París y Alberto Sosa.

TERCERO: Considerar y resolver acerca del nombramiento de los Comisarios y sus suplentes, así como fijarles su remuneración; designar una firma independiente de contadores públicos para que emita su dictamen sobre los estados financieros anuales de la compañía.

efectos de participar las decisiones de esta Asamblea ante los entes respectivos, así como aquellas tendientes a la realización del pago del dividendo en ella decretado.

No habiendo más puntos que tratar, se terminó la Asamblea y se levantó esta acta.

(Fdo.) Karin Guada Rincón, en representación de 8.189.009 acciones, Marviel Tinedo, en representación de 1.923.979 acciones, Ilse Barrios, en representación de 1.289.500 acciones, Jorge Hérnan Cáceres, en representación de 17 acciones, José Da Silva, en representación de 21.840 acciones, Jaime Da Silva Ayala, en representación de 66 acciones, Pedro Fajre, en representación de 7.265 acciones, Beatriz González, en representación de 46.279 acciones, Rafael Jove, en representación de 1.220 acciones, Héctor Páez, en representación de 91.294 acciones, Geraldine Portillo, en representación de 58.459 acciones, Virginia Serra, en representación de 1.561.302, Luis Felix Serrano Tovar, en representación de 2.427 acciones, Pedro José Soto Aponte, en representación de 62 acciones, David Tomasello, en representación de 238.266 acciones, Clementina Yanes, en representación de 52 acciones.

Yo, Juan Carlos Bracho Ghersi, venezolano, mayor de edad, domiciliado en Caracas y titular de la cédula de identidad número 11.563.119, debidamente autorizado para este acto por la Asamblea General Ordinaria de Accionistas de Corimon, C.A., sociedad mercantil domiciliada en Caracas e inscrita en el Registro Mercantil Segundo de la Circunscripción Judicial del Distrito Federal y Estado Miranda el día catorce (14) de junio de 1949, bajo el número 644, Tomo 3-D, celebrada en fecha veintiocho (28) de febrero de 2007, certifico que el acta que antecede es traslado fiel y exacto de su original, el cual corre inserto en el Libro de Actas de Asambleas de la Compañía.

Juan Carlos Bracho Ghersi

CORIMON, C. A. Y COMPAÑÍAS FILIALES

Balances Generales Consolidados

30 de noviembre de 2006 y 2005

(Expresados en millones de bolívares constantes del 30 de noviembre de 2006)

Activos	2006	2005
Activos circulantes:		
Efectivo y equivalentes de efectivo	16.299	21.208
Depósito a plazo fijo	645	2.489
Documentos y cuentas por cobrar		
Comerciales	115.806	80.694
Impuestos retenidos	12.345	14.860
Inversiones Neuco, C. A.	1.432	1.658
Anticipo a proveedores	1.929	1.384
Funcionarios y empleados	488	379
Otras	2.257	2.683
	134.257	101.658
Menos estimación para cuentas de cobro dudoso	3.967	3.678
Total documentos y cuentas por cobrar	130.290	97.980
Inventarios, neto	56.867	62.920
Depósitos en garantía	6.511	5.958
Gastos pagados por anticipado	1.924	2.067
Impuesto diferido	3.134	2.560
Total activos circulantes	215.670	195.182
Cuentas por cobrar a largo plazo	9.466	11.583
Inversiones en acciones	4.106	4.418
Propiedades, plantas y equipo, neto	140.282	157.625
Terrenos y otros activos para la venta	15.234	14.496
Impuesto diferido a largo plazo	1.552	1.025
Cargos diferidos y otros activos	4.546	7.847
Plusvalía	-	516
Total activos	390.856	392.692

CORIMON, C. A. Y COMPAÑÍAS FILIALES

Balances Generales Consolidados, Continuación

30 de noviembre de 2006 y 2005

(Expresados en millones de bolívares constantes del 30 de noviembre de 2006)

Pasivos y Patrimonio	**2006**	**2005**
Pasivos circulantes:		
Préstamos y otras obligaciones financieras	50.483	40.316
Porción circulante de obligaciones bajo contratos de arrendamiento financiero	-	1.168
Documentos y cuentas por pagar		-
Comerciales	57.750	59.866
Directores y accionistas	427	494
Total documentos y cuentas por pagar	58.177	60.360
Dividendos preferidos por pagar	846	2.796
Impuestos sobre la renta por pagar	-	894
Gastos acumulados por pagar	28.541	24.727
Total pasivos circulantes	138.047	130.261
Préstamos y otras obligaciones financieras a largo plazo	2.031	3.605
Obligaciones a largo plazo bajo contratos de arrendamiento financiero	-	1.278
Apartado para indemnizaciones laborales, neto de anticipos	5.675	6.277
Impuesto diferido	802	1.089
Dividendos preferidos por pagar	-	-
Otros pasivos	1.348	504
Total pasivos	147.903	143.014
Intereses minoritarios	4.165	5.089
Patrimonio, según estado adjunto	238.788	244.589
Total pasivos y patrimonio	390.856	392.692

Las notas que se acompañan forman parte de los estados financieros consolida	-	-

CORIMON, C. A. Y COMPAÑÍAS FILIALES

Estados Consolidados de Ganancias y Pérdidas

Trimestres finalizados el 30 de noviembre de 2006 y 2005

(Expresados en millones de bolívares constantes del 30 de noviembre de 2006)

	2006	**2005**
Ventas netas	99.204	86.810
Costo de ventas	60.651	58.913
Utilidad bruta	38.553	27.897
Gastos de operaciones:		
De ventas	10.598	10.277
Administración y generales	3.259	3.649
Total gastos de operaciones	13.856	13.926
Utilidad en operaciones	24.697	13.971
Costo (ingreso) integral de financiamiento:		
Intereses gastos, neto	1.060	1.356
Diferencia en fluctuación cambiaria, neta	(24)	(315)
Resultado monetario del ejercicio	2.345	826
Total costo integral de financiamiento	3.381	1.867
Otros egresos, netos	2.715	958
Utilidad antes de impuesto sobre la renta, partida extraordinaria y participación minoritaria en y participación minoritaria en la utilidad de filial consolidada	18.601	11.146
Corriente	4.770	(822)
Diferido	(1.558)	593
Total impuestos	3.212	(229)
Utilidad antes de partida extraordinaria y participación minoritaria en la utilidad de filial consolidada	15.389	11.375
Partida extraordinaria - beneficio fiscal por la utilización de pérdida fiscal de años anteriores, rebajas por nuevas inversiones y créditos a los activos empresariales	5.842	311
Utilidad antes de participación minoritaria en la utilidad de filial consolidada	21.231	11.686
Participación minoritaria en la utilidad de filial consolidada	85	60
Utilidad neta	21.146	11.626

CORIMON, C. A. Y COMPAÑÍAS FILIALES

Estados Consolidados de Movimiento de las Cuentas de Patrimonio

Años terminados el 31 de noviembre de 2006 y 2005

(Expresados en millones de bolívares constantes del 30 de noviembre de 2006)

	Capital social acciones comunes (nominal)	Actualización del capital social	Prima en emisión de acciones	Acciones en tesorería	Exceso del valor neto en libros sobre el costo de acciones de filial	Utilidades retenidas (déficit) Reserva legal	Utilidades retenidas (déficit) No distribuidas (déficit)	Utilidades retenidas (déficit) Total	Efecto no realizado en valuación de inversión	Ajuste acumulado por traducción monetaria	Resultado no relizado por tenencia de activos no monetarios (RETANM)	Total patrimonio
Saldos al 30 de noviembre de 2004, previamente informados	75.368	184.027	1.878	(131)	19.303	43.753	(44.826)	(1.073)	-	12.403	(70.014)	221.761
Ajuste por el reconocimiento de impuesto diferido de años anteriores	-	-	-	-	-	-	4.177	4.177	-	-	-	4.177
Saldos al 30 de noviembre de 2004, reestructurados	75.368	184.027	1.878	(131)	19.303	43.753	(40.649)	3.104	-	12.403	(70.014)	225.938
Compensación de cuentas patrimoniales	-	(114.840)	-	-	-	-	44.826	44.826	-	-	70.014	-
Utilidad neta, reestructurada	-	-	-	-	-	-	11.626	11.626	-	-	-	11.626
Ajuste por traducción	-	-	-	-	-	-	-	-	-	(357)	-	(357)
Efecto por tenencia de activos no monetarios	-	-	-	-	-	-	-	-	-	-	(1.285)	(1.285)
Saldos al 30 de noviembre de 2005, reestructurados	75.368	69.187	1.878	(131)	19.303	43.753	15.803	59.556	-	12.046	(1.285)	235.922
Decreto de dividendos												
En acciones	3.015	402	-	-	-	-	(3.417)	(3.417)	-	-	-	-
En efectivo	-	-	-	-	-	-	(1.755)	(1.755)	-	-	-	(1.755)
Utilidad neta	-	-	-	-	-	-	21.146	21.146	-	-	-	21.146
Ajuste por traducción	-	-	-	-	-	-	-	-	-	-	-	-
Efecto de valuación de inversiones	-	-	-	-	-	-	-	-	(253)	-	-	(253)
Efecto por tenencia de activos no monetarios	-	-	-	-	-	-	(891)	(891)	-	(2.085)	(19.530)	(22.506)
Saldos al 30 de noviembre de 2006	78.383	69.589	1.878	(131)	19.303	43.753	30.886	74.639	(253)	9.961	(20.815)	232.554

Las notas que se acompañan forman parte de los estados financieros consolidados.

CORIMON, C. A. Y COMPAÑÍAS FILIALES

Estados Consolidados de Movimiento del Efectivo

Años terminados el 30 de noviembre de 2006 y 2005

(Expresados en millones de bolívares constantes del 30 de noviembre de 2006)

	2006	2005
Movimiento del efectivo proveniente de las actividades operacionales:		
Utilidad neta	21.146	20.293
Ajuste para conciliar la utilidad neta con el efectivo neto (usado en) provisto por las actividades operacionales -		
Depreciación	6.749	14.410
Amortización	550	1.731
Ganancia en venta de propiedades, plantas y equipo	(65)	(191)
Ganancia por posición monetaria, neta	749	753
Impuesto diferido	(1.558)	593
Ajuste de estimación para pérdida de valor actual de cuentas por cobrar a largo plazo	(1.179)	(63)
Provisión para indemnizaciones laborales, neta de anticipos y pagos	(602)	420
Participación minoritaria en filial consolidada	500	(374)
Cambios en activos y pasivos -		
Disminución (aumento) en -		
Documentos y cuentas por cobrar	(33.114)	(28.994)
Inventarios	6.053	(12.437)
Depósitos en garantía	(553)	428
Gastos pagados por anticipado	143	(480)
Cargos diferidos, otros activos y plusvalía	311	586
Aumento (disminución) en -		
Documentos y cuentas por pagar	(2.183)	11.738
Impuestos sobre la renta por pagar	(894)	(5.119)
Dividendos por pagar	(1.950)	(427)
Otros pasivos	844	(85)
Gastos acumulados	3.814	(56)
Total ajustes	(22.385)	(17.567)
Efectivo neto (usado en) provisto por las actividades operacionales	(1.239)	2.726
Movimiento del efectivo proveniente de las actividades de inversión:		
Adquisiciones de propiedades, planta y equipo y terrenos y otros activos para la venta	(9.272)	(6.589)
Venta y retiros de propiedades, plantas y equipo	50	1.123
Depósitos a plazo fijo	1.844	(818)
Inversión en acciones	312	(4.049)
Cuentas por cobrar a largo plazo, neto	3.522	2.161
Efectivo neto usado en las actividades de inversión	(3.544)	(8.172)
Movimiento del efectivo proveniente de las actividades de financiamiento:		
Pago de dividendos	(1.755)	-
Pagos de obligaciones por arrendamiento financiero	(2.446)	(2.813)
Préstamos y otras obligaciones financieras, neto	8.593	13.154
Efectivo neto provisto por las actividades de financiamiento	4.392	10.341
Ajuste por traducción	(2.085)	(357)
Disminución aumento neto en el efectivo y equivalente de efectivo	(2.476)	4.538
Efectivo y equivalentes de efectivo al comienzo del año	21.208	16.670
Efectivo y equivalentes de efectivo al final del año	18.732	21.208
El resultado monetario del ejercicio corresponde a:		
Efectivo	2.887	2.209
Actividades operacionales	8.358	(4.725)
Actividades de inversión	(1.262)	(3.327)
Actividades de financiamiento	(6.528)	4.773
	3.455	(1.070)

Las notas que se acompañan forman parte de los estados financieros consolidados.

COMISIÓN ... DE VALORES
2007 MAR -8 ... RECIBIDO

RECEIVED 2007 ... A ...

Informe de los comisarios.

12 de febrero de 2007

A los Accionistas de Corimon, C. A.

En nuestro carácter de Comisarios, nombrados por la Asamblea General de Accionistas del 24 de febrero de 2006; y de acuerdo a lo establecido en las Normas y Reglamentos Interpersonales para el ejercicio de la función del Comisario, los Artículos 309 y 311 del Código de Comercio de Venezuela y demás disposiciones legales y estatutarias, les informamos que hemos revisado el balance general consolidado de Corimon, C. A. y Compañías filiales al 30 de noviembre de 2006, lo estados consolidados de resultados, de movimientos en las cuentas de patrimonio y de flujos de efectivo por el año finalizado el 30 de noviembre de 2006, expresado en bolívares constantes al 30 de noviembre de 2006, que han sido preparados por la Administración de la Compañía.

Nuestra revisión se efectuó con el alcance que consideramos necesario de acuerdo con las circunstancias y con base al dictamen de los auditores externos de la Compañía, Alcaraz Cabrera Vázquez, fechado el 07 de febrero de 2007, y el cual forma parte integral de este informe, éstos indican que los estados financieros consolidados presenta razonablemente, en todos sus aspectos importantes, la situación financiera de Corimon, C. A. y Compañías filiales al 30 de noviembre de 2006, los resultados consolidados de sus operaciones y flujo de efectivo por el año finalizado al 30 de noviembre de 2006, expresado en bolívares constantes al 30 de noviembre de 2006, y que este examen se efectuó de acuerdo con las normas de auditoria de aceptación general.

La Compañía está sometida al control de la Comisión Nacional de Valores (CNV) y, por lo tanto, presenta sus estados financieros de conformidad con las Normas para la elaboración de estados financieros establecidas por dicho ente regulador. Dichas normas difieren en la aplicación del método Mixto de los principios de contabilidad de aceptación general en Venezuela emitidos por la Federación de Colegios de Contadores Públicos de Venezuela.

12 de febrero de 2007

A los Accionistas de Corimon, C. A.

Página 2

En nuestra opinión, con base a nuestra revisión y al trabajo efectuado por los auditores externos, Alcaraz Cabrera Vázquez, los estados financieros adjuntos y sus notas, expresados en bolívares constantes, reflejan razonablemente la situación financiera de Corimon, C.A., y Compañías filiales al 30 de noviembre de 2006 y los resultados consolidados de sus operaciones y flujos de efectivo por el año finalizado en esa fecha, de conformidad con las Normas para la elaboración de los estados financieros de las entidades sometidas al control de la Comisión Nacional de Valores, por lo que nos permitimos someter a la consideración de la Asamblea de Accionistas su aprobación.

Muy atentamente,

Jorge Gómez C.	Henry Peñaloza R.
Comisario	Comisario
CPC Nº 10951	CPC Nº 20339

CORIMON, C.A.
ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS
Caracas, 28 de febrero de 2007

La Junta Directiva de Corimon, C.A. se complace en informar a los señores accionistas que el ejercicio fiscal terminado el 30 de noviembre de 2006 fue un año de consolidación para la empresa y sus filiales. Todo esto no es sino el resultado del esfuerzo que han hecho tanto nuestros accionistas, como nuestro personal en general, durante los últimos años y con miras a consolidar a Corimon como un consorcio líder en el mercado de pinturas y productos relacionados, de empaques y tintas, tanto a nivel nacional como en los mercados internacionales donde participa.

Las ventas consolidadas en bolívares constantes al 30 de noviembre de 2006 fueron de Bs. 334.335 MM, comparadas con Bs. 313.040 MM del ejercicio anterior. La utilidad neta consolidada, en bolívares constantes al 30 de noviembre de 2006, se ubicó en Bs. 18.713 MM, lo cual representa una caída del 8% en relación con los obtenidos para el ejercicio finalizado el 30 de noviembre de 2005. Los activos totales de la compañía se ubicaron en Bs. 390.856 millones, manteniendo los niveles, en bolívares constantes, del ejercicio anterior, mientras que los pasivos totales de la compañía se encuentran en la cantidad de Bs. 147.903 millones, comparados con la cantidad de Bs. 143.014 millones al cierre del ejercicio anterior, lo cual arroja un patrimonio total, en bolívares constantes al 30 de noviembre de 2006, por la cantidad total de Bs. 238.788.

Corimon, C.A. y sus empresas filiales han iniciado la implementación de una estructura organizativa matricial que incentiva la comunicación y el aprovechamiento de las sinergias a la vez que contribuye a reducir los errores, la misma se enmarca dentro de un modelo de la Universidad de Harvard "gerencia basada en valores " que ha sido recientemente implantado.

La Junta Directiva reseña a los señores accionistas el desempeño de Corimon, C.A. y sus filiales, durante el ejercicio económico finalizado el 30 de noviembre de 2006, de la siguiente manera:

En el ejercicio económico finalizado el 30 de noviembre de 2006, la filial Corimon Pinturas fortaleció su estrategia de comercialización, incrementando la presencia de sus productos en el mercado gracias a la estabilidad financiera de la empresa, lo que permitió una oportuna procura de materia prima para la producción de pinturas y productos relacionados y una eficaz labor de distribución, la sinergia de estos factores redundaron en un incremento del 11% de las ventas en bolívares constantes al 30 de noviembre de 2006 y de 17% en galones vendidos con respecto al ejercicio anterior.

Corimon Pinturas ha tenido un año de consolidación de sus productos con marcado crecimiento en todas las regiones del país con mucho éxito,

especialmente en la promoción y ventas mediante una política agresiva en sus marcas Premium.

El mes de Septiembre 2006 marco un nuevo record de ventas de 1.733.000 Bolívares y la producción también marco record en Noviembre con 1.510.000 Galones.

Se llevó a cabo una significativa inversión en los sistemas de producción, un nuevo Galpón, y equipos automáticos de alta producción y calidad para despaletizado, llenado, etiquetado, termoencogible y paletizado, y se puso en marcha un nuevo molino de pigmentos que redujo el tiempo de molienda de 20 horas a 3 horas; estos proyectos sin duda contribuirán con la consolidación de esta filial como la empresa líder en el mercado venezolano de pinturas.

Corimon Pinturas recibió la Certificación ISO TS-16949:2002 otorgada por las ensambladoras a aquellas plantas que cumplen con las normativas y requisitos en sus procesos, recibió igualmente la renovación de la Certificación ISO9001-2000 como fabricante de pinturas y recubrimientos.

Durante el ejercicio económico finalizado el 30 de noviembre de 2006, la filial Resimon alcanzó un crecimiento del 8% de las ventas en bolívares constantes al 30 de noviembre de 2006 con respecto al ejercicio anterior, a la vez que realizó una importante inversión en el área de saneamiento ambiental para lograr la eliminación de desechos sólidos que se encontraban almacenados en su planta.

Cerdex, empresa que se dedica a la fabricación y comercialización de brochas, rodillos, cepillos y accesorios para el pintor, mantuvo su posición de liderazgo en el mercado nacional, incrementando sus ventas en un 23% en relación al año anterior. Durante este ejercicio fiscal, la filial logró el mantenimiento de la norma ISO 9001:2000 y obtuvo un crecimiento importante en el rubro de rodillos de 20%. Cerró sus operaciones con 16% de rentabilidad operativa significando esto un incremento de 45% con respecto al año anterior. A pesar de haber recibido fuerte competencia de productos importados de países asiáticos, Cerdex ha sabido mantener su posición de mercado, ofreciendo productos de excelente calidad a precios accesibles.

Tiendas Montana, la cadena líder de comercialización de pinturas y productos relacionados en Venezuela, culminó el ejercicio fiscal 2006 con 120 tiendas operativas bajo el sistema de franquicia. Nuevas franquicias fueron promovidas para servir áreas geográficas en los que los productos de la empresa no contaban con una distribución apropiada, tales como Higuerote, La Asunción, Ciudad Ojeda, San Fernando de Apure y Catia (Caracas).

Sissons Paints, nuestra filial en Trinidad y Tobago y Grenada continuó su estrategia de fortalecimiento y ratificó su presencia en el mercado a través del concepto de tiendas "Colour Shop", las cuales fueron todas franquiciadas durante este período.

La filial Montana Gráfica, dedicada a la producción de una amplia variedad de empaques flexibles y plegadizos para bienes de consumo masivo e industrial y la prestación de servicios de diseño y pre-prensa para la industria de las artes gráficas, incrementó sus ventas en 26% con respecto al año anterior. Durante el año fiscal terminado el 30 de noviembre de 2006, Montana Gráfica se fusionó con Grafis, la empresa filial que manufactura, comercializa y distribuye tintas para las artes gráficas a nivel nacional, con el objetivo de optimizar costos y lograr sinergias.

Se continuaron las inversiones en los equipos periféricos y de control de última generación, a fin de mejorar el servicio y ofrecer productos de alta calidad a nuestros clientes.

En relación con los Principios de Buen Gobierno Corporativo y acogiendo los criterios adoptados por la Comisión Nacional de Valores, mediante la Resolución No. 19-1-2005, la Junta Directiva de la empresa ha determinado que más de un quinto de los directores que la integran, pueden ser considerados independientes. Asimismo, la Junta Directiva ha designado un Comité de Auditoria, conformado por Directores Independientes y cuyas funciones principales son: i) Conocer previamente los estados financieros de la sociedad como condición necesaria para que los mismos sean considerados por la Junta Directiva y posteriormente presentados para su aprobación por la Asamblea de Accionistas; ii) Asistir a la Junta Directiva en cuanto a la implementación de las medidas necesarias para preservar la integridad de la información financiera de la sociedad; iii) Colaborar con la Junta Directiva en su labor de supervisión de la actividad de la auditoria interna y de los auditores externos; y, iv) Conocer y analizar el contenido de la carta de gerencia con el fin de realizar las recomendaciones que estime necesarias.

Por las consideraciones antes expuestas, con vista del informe de los Comisarios, la Junta Directiva de Corimon, C.A., presenta a la consideración de los señores accionistas los Estados Financieros Consolidados de Corimon, C.A. y compañías filiales, en bolívares constantes para el ejercicio económico finalizado el día 30 de noviembre de 2006.

C.N.V. - FG008

REPUBLICA DE VENEZUELA
COMISION NACIONAL DE VALORES

DECLARACION SOBRE:
DECRETO Y/O PAGO DE DIVIDENDOS REMISION DE INFORMACION PERIODICA U OCASIONAL (EN CUMPLIMIENTO DE LOS ARTICULOS 21 Y 125 DE LA LEY DE MERCADO DE CAPITALES)

COMISION NA[illegible] DE VA[illegible] [illegible] A REGISTRO

Nº 0757

No. ____________

TIPO DE DIVIDENDO DECRETADO

ORDINARIO ☐

EXTRAORDINARIO ☐

1. NOMBRE DE LA EMPRESA
[illegible] S.A.

2. CODIGO	3. NUMERO(S) DE TELEFONO	4. DIRECCION
	[illegible] -4000 [illegible]	[illegible] DE [illegible], CARACAS

5. PRINCIPAL ACTIVIDAD ECONOMICA
[illegible]

7. NUMERO DE ACCIONISTAS
[illegible]

6. CAPITAL SOCIAL	
SUSCRITO	PAGADO
[illegible]	[illegible]

8. DIVIDENDO DECRETADO POR:	FUNDAMENTO ESTATUTARIO	9. FECHAS: DECRETO	REGISTRO	DE PAGOS			
Asamblea Accionistas ☐							
Junta Directiva ☐		[illegible]	N/A				

10. PRIMERA VEZ QUE DECLARA SI ☐ NO ☐

11. FORMA DE SOCIEDAD CIA. ANONIMA ☐ SAICA ☐ FONDO MUTUAL ☐ SACA ☐
ADMINISTRADORA DE FONDO MUTUAL ☐ OTRA: ____________

[illegible]

12. DISTRIBUCION DE LA UTILIDAD:		EJERCICIOS ANTERIOR			DECRETADO		
POR EL PERIODO	DESDE	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	HASTA	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
I UTILIDAD NETA ANTES DE PARTICIPACION DE LA JUNTA ADMINISTRADORA		[illegible] 4.14[illegible]			[illegible]		
MENOS a) IMPUESTO SOBRE LA RENTA		[illegible]			-		
b) RESERVA(S) LEGAL(ES)							
II UTILIDAD NETA DESPUES DE DEDUCCIONES (a. b.)		[illegible]			[illegible]		
MENOS: COMPENSACION DEFICIT EJERCICIO(S) ANTERIOR(ES)							
III UTILIDAD NETA TOMADA COMO BASE PARA EL DECRETO		[illegible]			[illegible]		

DIVIDENDOS DECRETADOS Y PAGADOS	EJERCICIOS ECONOMICOS: INMEDIATO ANTERIOR — TOTAL DECRETADO		TOTAL PAGADO A LA FECHA DE ESTA DECLARACION		DECRETADO	
POR EL EJERCICIO DESDE / HASTA	[illegible]				[illegible]	
	MONTO	%	MONTO	%	MONTO	%
IV. EFECTIVO ACCIONES PREFERIDAS						
V. EFECTIVO ACCIONES COMUNES	[illegible]				[illegible]	
TOTAL DIVIDENDO EN EFECTIVO	[illegible]				[illegible]	
VI. DIVIDENDO EN ACCIONES	[illegible]	[illegible]				
VII. OTRO TIPO DE DIVIDENDO						
TOTAL DIVIDENDO	[illegible]				[illegible]	

DIVIDENDO EN EFECTIVO	ACUMULADO ANTES DEL EJERCICIO ANTERIOR (A PARTIR DE 1969)	DEL EJERCICIO ANTERIOR	TOTAL ACUMULADO
a) ~~Dividendo Decretado~~			
b) ~~Dividendo Decretado no Pagado~~			
PORCENTAJE (a ÷ b)			

EXPLIQUE SI FUERA EL CASO, POR QUE LA EMPRESA NO HA PAGADO TOTAL O PARCIALMENTE LOS DIVIDENDOS
[illegible] BASE [illegible] PARA [illegible] ANO ANTERIOR [illegible] DE Bs. [illegible] MILLONES [illegible] LAS UTILIDADES
~~[illegible]~~

13. SI LA EMPRESA FUE EXIMIDA POR LA COMISION DE VALORES EN ATENCION AL ARTICULO 126 DE LA LEY DE MERCADO DE CAPITALES SEÑALE Nº DE LA RESOLUCION ____________ FECHA DE LA RESOLUCION ____________

14. ¿DISFRUTA LA COMPAÑIA DE ALGUN INCENTIVO FISCAL? SI ☐ NO ☐ FECHA DE INICIO DEL INCENTIVO ____________

CORIMON, C. A.
REMUNERACIÓN A DIRECTORES EJECUTIVOS
CORRESPONDIENTES AL EJERCICIO 01 DE DICIEMBRE DE 2005 AL 30 DE NOVIEMBRE 2006
EN BOLIVARES

DIRECTORES Y EJECUTIVOS NOMBRE	SUELDO ANUAL	UTILIDADES LEGALES	UTILIDADES ESTATUTARIAS	DIETAS	OTRA REMUNERACIONES VACACIONES	TOTAL
ANGEL EDUARDO GOMEZ SIGALA	121.680.000,00	37.650.193,65		33.915.000,00	18.027.027,20	211.272.220,85
CARLOS GIL	121.680.000,00	33.800.672,60		25.200.000,00		180.680.672,60
OSWALDO CISNEROS			3.715.102,04	9.975.000,00		13.690.102,04
ALBERTO SOSA	177.840 000,00	60.927.583,30	11.145.306,12	41.055.000,00	26.347.193,60	317.315.083,02
CELESTINO DIAZ			6.501.428,57	24.360.000,00		30.861.428,57
OMAR PERNÍA PACHECO			11.145.306,12	44.520.000,00		55.665.306,12
DAVID TOMASELLO			7.430.204,08	39.480.000,00		46.910.204,08
ALEJANDRO ALFONZO-LARRAIN			11.145.306,12	39.480.000,00		50.625.306,12
FERNANDO VOLANTE			10.216.530,61	36.120.000,00		46.336.530,61
CARLOS RODOLFO GIL MARQUEZ				15.960.000,00		15.960.000,00
JORGE AZPÚRUA RAMÍREZ				6.720.000,00		6.720.000,00
RICARDO PARÍS				2.940.000,00		2.940.000,00
RICARDO MATA				3.360.000,00		3.360.000,00
RAFAEL FONSECA				3.360.000,00		3.360.000,00
WERNER BRASCHI			4.643.877,55			4.643.877,55
OCTAVIO LARA			2.786.326,53			2.786.326,53
JOSE R. VELASQUEZ B.			1.857.551,02			1.857.551,02
MANUEL SUCRE			4.643.877,55			4.643.877,55
NELSON ORTIZ			3.715.102,04			3.715.102,04
ANDRES LAPADULA			1.857.551,02			1.857.551,02
TOTALES	421.200.000,00	132.378.449,55	80.803.469,37	326.445.000,00	44.374.220,80	1.005.201.139,72

JUAN CARLOS BRACHO
CONSULTOR JURÍDICO

CORIMON, C. A.
REMUNERACIÓN A DIRECTORES EJECUTIVOS
CORRESPONDIENTES AL EJERCICIO 01 DE DICIEMBRE DE 2005 AL 30 DE NOVIEMBRE 2006
EN BOLIVARES

DIRECTORES Y EJECUTIVOS NOMBRE	SUELDO ANUAL	UTILIDADES LEGALES	UTILIDADES ESTATUTARIAS	DIETAS	OTRA REMUNERACIONES VACACIONES	TOTAL
CORIMON, C. A.	421.200.000,00	132.378.449,55	80.803.469,37	326.445.000,00	44.374.220,80	1.005.201.139,72
TOTALES	421.200.000,00	132.378.449,55	80.803.469,37	326.445.000,00	44.374.220,80	1.005.201.139,72

JUAN CARLOS BRACHO
CONSULTOR JURÍDICO

RECIBIDO
2007 MAR -8

"CORIMON, C.A."
CAPITAL AUTORIZADO: Bs. 97.973.320.000,00
CAPITAL SUSCRITO Y PAGADO: Bs. 78.383.090.000,00
CARACAS, VENEZUELA

CONVOCATORIA

Se convoca a los señores accionistas para la Asamblea General de Corimon, C.A., que se celebrará el día veintiocho (28) de febrero de 2007, a las 12:30 p.m., en el Pent- House del edificio Corimon, ubicado en la calle Hans Neumann de Los Cortijos de Lourdes, en la ciudad de Caracas, Venezuela, a fin de tratar la siguiente agenda:

1. Considerar y resolver acerca de los estados financieros correspondientes al ejercicio económico terminado el 30 de noviembre de 2006, con vista del informe de los Comisarios, así como considerar y resolver acerca del informe de la Junta Directiva.

2. Considerar y resolver sobre el nombramiento de los miembros de la Junta Directiva, del Comité Ejecutivo, del Presidente y Vicepresidente de la Junta Directiva.

3. Considerar y resolver acerca del nombramiento de los Comisarios y sus suplentes, así como fijarles su remuneración; designar una firma independiente de contadores públicos para que emita su dictamen sobre los estados financieros anuales de la compañía.

4. Considerar y resolver, con vista al proyecto que presentará la Junta Directiva, sobre el decreto de un dividendo con cargo a la cuenta de Utilidades No Distribuidas.

5. Considerar y resolver sobre la remuneración de los miembros de la Junta Directiva y del Comité Ejecutivo.

Caracas, trece (13) de febrero de 2007

La Junta Directiva

<u>Nota:</u> Se participa a los señores accionistas que la memoria y cuenta presentada por la Junta Directiva, los estados financieros auditados por contadores públicos, correspondientes al ejercicio económico finalizado el día 30 de noviembre de 2006, el informe de los Comisarios y demás documentación relacionada con esta convocatoria, se encuentran a su disposición en las oficinas de la compañía ubicadas en la calle Hans Neumann, edificio Corimon, Pent-House, Los Cortijos de Lourdes, Caracas, Venezuela y en el Venezolano de Crédito, Banco Universal, Departamento de Valores, en la Avenida Alameda, Piso 8, San Bernardino, Caracas, Venezuela.

FORMA SIR RIF 07

REPÚBLICA BOLIVARIANA DE VENEZUELA

SENIAT

REGISTRO DE INFORMACION FISCAL (RIF)

CERTIFICADO DE INSCRIPCION NUMERO DE RIF: [illegible]

FECHA DE INSCRIPCION: 23 03 [illegible]

EXPEDICION GRATUITA

APELLIDOS Y NOMBRES NOMBRE O RAZON SOCIAL: [illegible] C.A.

[illegible] EDIF. [illegible] ...

DE CONFORMIDAD CON LO PREVISTO EN EL ARTICULO 99 DE LA LEY DE IMPUESTO SOBRE LA RENTA Y SUS DISPOSICIONES REGLAMENTARIAS, SE EXPIDE EL PRESENTE CERTIFICADO.

CIUDAD: CARACAS

FECHA DE EXPEDICION: [illegible] 03 2006

GERENCIA REGIONAL: NORMATIVO

DOBLE AQUI

SENIAT

0870070

FIRMA AUTORIZADA

Item #69

CORIMON, C.A. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
February 28th, 2007 and 2006

(Millions of constant bolivars
as of February 28th, 2007)

	2007	2006
Assets		
Current Assets		
Cash and deposits	13,919	7,515
Time deposits	645	2,196
Notes and accounts receivable	92,433	79,337
Inventories	56,030	61,107
Deposits in guarantee	6,873	6,201
Prepaid expenses	1,819	2,026
Total currents assets	171,719	158,382
Fixed assets	154,537	178,471
Long-term account receivables	9,466	12,051
Deferred charges and other assets	14,067	13,205
Goodwill	-	143
	349,789	362,252
Liabilities and Shareholdres' Equity		
Current liabilities		
Short-term loans and debt	19,268	24,761
Notes and account payable	37,424	39,429
Accrued wages and salaries	3,003	3,058
Interest and other accruals	24,419	24,697
Declared dividends	10,252	5,482
Total current liabilities	94,366	97,427
Long-term loans and debt	1,905	4,956
Accrual for employees termination benefits, net of advances	5,427	6,835
Other liabilities and accruals	2,051	1,230
Total liabilities	103,749	110,448
Minority interests	3,683	5,248
Shareholders' equity	242,357	246,556
	349,789	362,252

CORIMON, C.A. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
Three-month period ended february 28th, 2007 and 2006

(Millions of constant bolivars as of
february 28th, 2007)

	2007	2006
Net sales	63,603	60,436
Cost of sales	48,018	47,731
Gross income	15,585	12,705
Selling expenses	8,673	8,705
Administrative and general expenses	4,708	5,802
Operating income (loss)	2,204	(1,802)
Full financing expense		
Interest expense, net	(1,354)	(1,183)
Gain from net monetary position	(1,295)	258
	(2,649)	(925)
Other income, net	1,053	1,391
Income (loss) before the following items	608	(1,336)
Minority interests	260	224
Taxes	(465)	(845)
Net Income (loss)	403	(1,957)

Corimon, C.A. and its subsidiaries
Consolidated Statment of Shareholders' Equity
Three-month period ended february 28th, 2007

(Millions of constant bolivars as of february 28th, 2007)	Capital stock Nominal	Capital stock Inflation Adjustment	Treasury stock	Restated share premium	Premium on book value over the cost of subsidiaries' shares	Unrealized effect on investment valuation	Cumulative translation adjustment	Reuslt from holding nonmonetary assets (RETANM)	Legal Reserve	Déficit	Total
Balances as of november 30th, 2006	78,383	77,427	(138)	1,978	20,326	(266)	10,489	(21,918)	46,071	39,087	251,439
Capital increase											0
Dividends										(9,406)	(9,406)
Net Income										403	403
Translation adjustment							(740)				(740)
Result from holding nonmonetary assets								661			661
Balances as of february 28th, 2007	78,383	77,427	(138)	1,978	20,326	(266)	9,749	(21,257)	46,071	30,084	242,357

Corimon, C.A. and its subsidiaries
Consolidated Statment of Cash Flows
Three-month period ended february 28th, 2007 and 2006

(Millions of constant bolivars as of
february 28th, 2007)

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	403	(1,957)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities -		
Depreciation and amortization	1,867	4,430
Provisions for doubtful accounts and inventory obsolescence	178	(1,785)
Gain from net monetary position, exchange gains and losses	3,253	(965)
Accrual for employee termination benefits, net of advances and payments	(248)	304
Minority interests	(703)	(111)
Translation adjustment	(740)	(122)
	3,607	1,751
Net change in operating assets and liabilities -		
Notes and accounts receivable	44,854	24,405
Inventories	3,562	6,434
Time deposits	34	425
Prepaid expenses	207	152
Notes and accounts payable	(23,386)	(23,610)
Accrued wages and salaries, interest and other	(3,971)	(2,692)
Declared dividends	9,406	5,482
	30,706	10,596
Net cash provided by (used in) operating activities	34,716	10,390
CASH FLOWS FROM INVESTING ACTIVITIES		
Fixed assets	469	(453)
Net change in investments, receivables and other	805	5,232
Net cash provided by (used in) investing activities	1,274	4,779
CASH FLOWS FROM FINANCING ACTIVITIES		
Debt issuance	5,357	4,101
Debt payment	(36,509)	(22,692)
Net cash provided by (used in) financing activities	(31,152)	(18,591)
CASH AND CASH EQUIVALENTS		
Net increase (decrease)	4,838	(3,422)
At the beginning of the year	9,081	10,937
At the end of the year	13,919	7,515

CORIMON, C.A. Y SUS FILIALES
BALANCE GENERAL CONSOLIDADO
Al 28 de febrero de 2007 y 2006

(Millones de bolivares constantes
al 28 de febrero de 2007)

	2007	2006
Activo		
Activo circulante:		
Efectivo y colocaciones	13.919	7.515
Depósito a plazo fijo	645	2.196
Efectos y cuentas por cobrar, neto	92.433	79.337
Inventarios, neto	56.030	61.107
Depósitos en garantía	6.873	6.201
Gastos pagados por anticipado	1.819	2.026
Total activo circulante	171.719	158.382
Propiedades, plantas y equipos, neto	154.537	178.471
Cuentas por cobrar a largo plazo	9.466	12.051
Cargos diferidos y otros activos	14.067	13.205
Plusvalía	-	143
	349.789	362.252
Pasivo y patrimonio		
Pasivo circulante:		
Préstamos y obligaciones financieras a corto plazo	19.268	24.761
Efectos y cuentas por pagar	37.424	39.429
Acumulaciones para el personal	3.003	3.058
Intereses y otras acumulaciones	24.419	24.697
Dividendos decretados	10.252	5.482
Total pasivo circulante	94.366	97.427
Préstamos y obligaciones financieras a largo plazo	1.905	4.956
Acumulación para indemnizaciones laborales, neta de anticipos	5.427	6.835
Otros pasivos y acumulaciones	2.051	1.230
Total pasivo	103.749	110.448
Intereses minoritarios	3.683	5.248
Patrimonio	242.357	246.556
	349.789	362.252

CORIMON, C.A. Y SUS FILIALES

ESTADO CONSOLIDADO DE RESULTADOS

Tres meses finalizados el 28 de febrero de 2007 y 2006

(En millones de bolívares constantes
28 de febrero de 2007)

	2007	2006
Ventas netas	63.603	60.436
Costo de ventas	48.018	47.731
Utilidad bruta	15.585	12.705
Gastos de ventas	8.673	8.705
Gastos de administración y generales	4.708	5.802
Utilidad (pérdida) en operaciones	2.204	(1.802)
Costo integral de financiamiento:		
Gastos financieros, neto	(1.354)	(1.183)
Beneficio por posición monetaria neta	(1.295)	258
	(2.649)	(925)
Otros ingresos, neto	1.053	1.391
Utilidad (pérdida) antes de los siguientes renglones	608	(1.336)
Participación de accionistas minoritarios	260	224
Impuestos	(465)	(845)
Utilidad (pérdida) neta	403	(1.957)

Corimon, C.A. y sus Filiales

Estado Consolidado de Movimientos en las Cuentas de Patrimonio

Tres meses finalizados el 28 de febrero de 2007 y 2006

(En millones de bolívares constantes al 28 de febrero de 2007	Capital social Valor Nominal y legal	Capital social Actualización	Acciones en tesorería	Prima en emisión de acciones actualizada	Exceso del valor neto en libros sobre el costo de acciones de filiales	Efecto no realizado en valuacion de inversion	Ajuste acumulado por traducción	Resultado por tenencia de activos no monetarios (RETANM)	Reserva legal	Superavit	Total
Saldos al 30 de noviembre de 2006	78.383	77.427	(138)	1.978	20.326	(266)	10.489	(21.918)	46.071	39.087	251.439
Dividendos										(9.406)	(9.406)
Utilidad neta										403	403
Ajuste por traducción							(740)				(740)
Efecto por tenencia de activos no monetarios								661			661
Saldos al 28 de febrero de 2007	78.383	77.427	(138)	1.978	20.326	(266)	9.749	(21.257)	46.071	30.084	242.357

Corimon, C.A. y sus filiales
Estado Consolidado de Flujos de Efectivo
Tres meses finalizados el 28 de febrero de 2007 y 2006

(En millones de bolívares constantes al
28 de febrero de 2007)

	2007	2006
FLUJOS DE EFECTIVO POR ACTIVIDADES OPERACIONALES:		
Utilidad neta	403	(1.957)
Ajustes para conciliar la pérdida neta con el efectivo neto provisto por (usado en) actividades operacionales -		
Depreciación y amortización	1.867	4.430
Provisiones para cuentas de cobro dudoso y obsolescencia de inventarios	178	(1.785)
Ganancia por posición monetaria neta, fluctuación en cambio	3.253	(965)
Acumulación para indemnizaciones laborales, neto de anticipos y pagos	(248)	304
Participación de accionistas minoritarios	(703)	(111)
Ajuste por traducción	(740)	(122)
	3.607	1.751
Variación neta en los activos y pasivos operacionales -		
Efectos y cuentas por cobrar	44.854	24.405
Existencias	3.562	6.434
Depósitos a plazo fijo	34	425
Gastos pagados por anticipado	207	152
Efectos y cuentas por pagar	(23.386)	(23.610)
Acumulaciones para el personal, intereses y otras	(3.971)	(2.692)
Dividendos decretados	9.406	5.482
	30.706	10.596
Efectivo neto provisto por (usado en) actividades operacionales	34.716	10.390
FLUJOS DE EFECTIVO POR ACTIVIDADES DE INVERSION:		
Activo fijo neto	469	(453)
Variación neta en inversiones, cuentas por cobrar y otros	805	5.232
Efectivo neto (usado en) provisto por actividades de inversión	1.274	4.779
FLUJOS DE EFECTIVO DE ACTIVIDADES DE FINANCIAMIENTO:		
Nueva deuda	5.357	4.101
Pago de préstamos y obligaciones financiras, neto	(36.509)	(22.692)
Efectivo neto provisto por actividades de financiamiento	(31.152)	(18.591)
EFECTIVO Y SUS EQUIVALENTES		
Aumento (disminución) neto	4.838	(3.422)
Al principio del año	9.081	10.937
Al final del año	13.919	7.515

Item #70

Caracas, April 25, 2007

RECEIVED

To
Bolsa de Valores de Caracas

Att. Víctor Julio Flores Rojas
President

The undersigned, Juan Carlos Bracho Ghersi, Venezuelan, of legal age, domiciled in Caracas and bearer of the identity card No. 11.563.119, acting as Secretary of Corimon, C.A., company domiciled in Caracas and registered at the Second Mercantile Registry Office of the Judicial Circuit of the Federal District (currently, Capital District) and the Miranda State, on June 14, 1949, under No. 644, Volume 3-D, respectfully appear before you to declare:

For purposes of complying with the regulation governing the disclosure to be made regarding the payment of dividends and in virtue that the Regular Shareholders' Meeting of such company held on February 28, 2007 empowered its Board of Directors to establish the method and date of payment of a dividend declared for the amount of nine thousand four hundred five million nine hundred seventy thousand eight hundred bolivares (Bs. 9,405,970,800.00), to be paid on the basis of six hundred bolivares (Bs. 600.00) per each outstanding share of the company by such date, such as we opportunely notified to this Commission, I hereby inform you as follows:

That the Board of Directors of Corimon, C.A., in its session held on April twenty-four (24), 2007 and ending at 7:00 p.m., established the method and date of payment of the abovementioned dividend as follows:

1) Deadline for Transaction with Profit: Monday, May 7, 2007.
2) Effective Date for the Registration of Profit: Tuesday, May 15, 2007.

Dividends will be paid from the Effective Date of Registration of Profit at bank Venezolano de Crédito, Banco Universal, Transfer Agent of the company, Securities Department, located at Avenida Alameda, San Bernardino, Caracas, Venezuela.

Note: The availability of the dividends to be paid to holders of ADR will be subject to the approvals from official authorities being processed by the company.

Being there no further matters to discuss, our best regards.
Sincerely,

Juan Carlos Bracho Ghersi
Secretary

CORIMON

BOLSA DE VALORES DE CARACAS, C.A. RECIBIDO 25 ABR. 2007 NO IMPLICA LA ACEPTACION DE SU CONTENIDO

Caracas, 25 de abril de 2007

Sres.
Bolsa de Valores de Caracas
Presente.-
Fax: 905.58.35

Atn. Sr. Víctor Julio Flores Rojas
Presidente

Quien suscribe, Juan Carlos Bracho Ghersi, venezolano, mayor de edad, domiciliado en Caracas y titular de la Cédula de Identidad N° 11.563.119, actuando en mi carácter de Secretario de Corimon C.A., sociedad mercantil domiciliada en Caracas e inscrita en el Registro Mercantil Segundo de la Circunscripción Judicial del Distrito Federal (ahora Distrito Capital) y Estado Miranda, en fecha 14 de junio de 1949, bajo el N° 644, Tomo 3-D, ante usted ocurro respetuosamente a los fines de exponer:

A los fines de dar cumplimiento a la normativa relativa a la información sobre el pago de dividendos, y en vista de que la Asamblea Ordinaria de Accionistas de dicha compañía, celebrada el 28 de febrero de 2007, delegó en su Junta Directiva la facultad para determinar la forma y fecha de pago de un dividendo decretado por la cantidad de nueve mil cuatrocientos cinco millones novecientos setenta mil ochocientos bolívares (9.405.970.800,oo) a razón de seiscientos bolívares (Bs. 600,oo) por cada una de las acciones en circulación de la compañía a esa fecha, tal como se lo habíamos informado oportunamente a esta digna Comisión, en consecuencia, procedo a informarle lo siguiente:

Que la Junta Directiva de Corimon C.A., en su sesión del día veinticuatro (24) de abril de 2007, terminada a las 7:00 p.m., determinó la forma y fecha de pago del indicado dividendo, así:

1) Fecha Límite de Transacción con Beneficio: Lunes, 7 de mayo de 2007
2) Fecha Efectiva de Registro del Beneficio: Martes, 15 de mayo de 2007

Los dividendos serán pagados a partir de la Fecha Efectiva de Registro del Beneficio en el Venezolano de Crédito, Banco Universal, Agente de Traspaso de la empresa, Departamento de Valores, en la Avenida Alameda, San Bernardino, Caracas, Venezuela.

CORIMON, C.A., S.A.C.A., Calle Hans Neumann, Edif. Corimon, Los Cortijos de Lourdes, Caracas 1071, VENEZUELA
Telfs.: 400.55.55. Fax: 400.00.02.RIF: J-000256411- NIT: 0036613939
Capital Autorizado: Bs. 97.973.322.800,00 - Capital Suscrito y Pagado: Bs.75.368.354.800,00 - www.corimon.com

CORIMON

Nota: La disponibilidad de los dividendos a ser pagados a los tenedores de ADR, estará sujeta a las aprobaciones de los entes oficiales que están siendo gestionadas por la empresa.

Sin otro particular al cual hacer referencia, se despide de usted,

Atentamente,

Juan Carlos Bracho Ghersi
Secretario

CORIMON, C.A., S.A.C.A., Calle Hans Neumann, Edif. Corimon, Los Cortijos de Lourdes, Caracas 1071, VENEZUELA
Telfs.: 400.55.55 - 400.55.11 Fax: 400.00.02 RIF: [illegible]

Item #71

Caracas, April 25, 2007

To
Caja Venezolana de Valores

Att. Mrs. Karen Alvarado
Operations Manager

The undersigned, Juan Carlos Bracho Ghersi, Venezuelan, of legal age, domiciled in Caracas and bearer of the identity card No. 11.563.119, acting as Secretary of Corimon, C.A., company domiciled in Caracas and registered at the Second Mercantile Registry Office of the Judicial Circuit of the Federal District (currently, Capital District) and the Miranda State, on June 14, 1949, under No. 644, Volume 3-D, respectfully appear before you to declare:

For purposes of complying with the regulation governing the disclosure to be made regarding the payment of dividends and in virtue that the Regular Shareholders' Meeting of such company held on February 28, 2007 empowered its Board of Directors to establish the method and date of payment of a dividend declared for the amount of nine thousand four hundred five million nine hundred seventy thousand eight hundred bolivares (Bs. 9,405,970,800.00), to be paid on the basis of six hundred bolivares (Bs. 600.00) per each outstanding share of the company by such date, such as we opportunely notified to this Commission, I hereby inform you as follows:

That the Board of Directors of Corimon, C.A., in its session held on April twenty-four (24), 2007 and ending at 7:00 p.m., established the method and date of payment of the abovementioned dividend as follows:

1) Deadline for Transaction with Profit: Monday, May 7, 2007.
2) Effective Date for the Registration of Profit: Tuesday, May 15, 2007.

Dividends will be paid from the Effective Date of Registration of Profit at bank Venezolano de Crédito, Banco Universal, Transfer Agent of the company, Securities Department, located at Avenida Alameda, San Bernardino, Caracas, Venezuela.

Note: The availability of the dividends to be paid to holders of ADR will be subject to the approvals from official authorities being processed by the company.

Being there no further matters to discuss, our best regards.
Sincerely,

Juan Carlos Bracho Ghersi
Secretary

PUBLICA BOLIVARIANA DE VENEZUELA
Morales
Ingles - Castellano
G.O. N° 37.475

CORIMON

RECEIVED

Caracas, 25 de abril de 2007

Sres.
Caja de Valores de Venezuela
Presente.-
Fax: 905.58.35

Atn. Sra. Karen Alvarado
Gerente de Operaciones

Quien suscribe, Juan Carlos Bracho Ghersi, venezolano, mayor de edad, domiciliado en Caracas y titular de la Cédula de Identidad N° 11.563.119, actuando en mi carácter de Secretario de Corimon C.A., sociedad mercantil domiciliada en Caracas e inscrita en el Registro Mercantil Segundo de la Circunscripción Judicial del Distrito Federal (ahora Distrito Capital) y Estado Miranda, en fecha 14 de junio de 1949, bajo el N° 644, Tomo 3-D, ante usted ocurro respetuosamente a los fines de exponer:

A los fines de dar cumplimiento a la normativa relativa a la información sobre el pago de dividendos, y en vista de que la Asamblea Ordinaria de Accionistas de dicha compañía, celebrada el 28 de febrero de 2007, delegó en su Junta Directiva la facultad para determinar la forma y fecha de pago de un dividendo decretado por la cantidad de nueve mil cuatrocientos cinco millones novecientos setenta mil ochocientos bolívares (9.405.970.800,oo) a razón de seiscientos bolívares (Bs. 600,oo) por cada una de las acciones en circulación de la compañía a esa fecha, tal como se lo habíamos informado oportunamente a esta digna Comisión, en consecuencia, procedo a informarle lo siguiente:

Que la Junta Directiva de Corimon C.A., en su sesión del día veinticuatro (24) de abril de 2007, terminada a las 7:00 p.m., determinó la forma y fecha de pago del indicado dividendo, así:

1) Fecha Límite de Transacción con Beneficio: Lunes, 7 de mayo de 2007
2) Fecha Efectiva de Registro del Beneficio: Martes, 15 de mayo de 2007

Los dividendos serán pagados a partir de la Fecha Efectiva de Registro del Beneficio en el Venezolano de Crédito, Banco Universal, Agente de Traspaso de la empresa, Departamento de Valores, en la Avenida Alameda, San Bernardino, Caracas, Venezuela.

CORIMON

Nota: La disponibilidad de los dividendos a ser pagados a los tenedores de ADR, estará sujeta a las aprobaciones de los entes oficiales que están siendo gestionadas por la empresa.

Sin otro particular al cual hacer referencia, se despide de usted,

Atentamente,

Juan Carlos Bracho Ghersi
Secretario

CORIMON, C.A., S.A.C.A., Calle Hans Neumann, Edif. Corimon, Los Cortijos de Lourdes, Caracas 1071, VENEZUELA
Telfs.: 400.55.55. Fax: 400.00.02.RIF: J-000256411- NIT: 0036613939
Capital Autorizado: Bs. 97.973.322.800,00 - Capital Suscrito y Pagado: Bs.75.368.354.800,00 - www.corimon.com

Item #72

Caracas, April 25, 2007

To
Comisión Nacional de Valores (National Securities Commission)
Fax: 762-9975

To the attention of: Mr. Fernando De Candia
President

The undersigned, Juan Carlos Bracho Ghersi, Venezuelan, of legal age, domiciled in Caracas and bearer of the identity card No. 11.563.119, acting as Secretary of Corimon, C.A., company domiciled in Caracas and registered at the Second Mercantile Registry Office of the Judicial Circuit of the Federal District (currently, Capital District) and the Miranda State, on June 14, 1949, under No. 644, Volume 3-D, respectfully appear before you to declare:

For purposes of complying with the regulation governing the disclosure to be made regarding the payment of dividends and in virtue that the Regular Shareholders' Meeting of such company held on February 28, 2007 empowered its Board of Directors to establish the method and date of payment of a dividend declared for the amount of nine thousand four hundred five million nine hundred seventy thousand eight hundred bolivares (Bs. 9,405,970,800.00), to be paid on the basis of six hundred bolivares (Bs. 600.00) per each outstanding share of the company by such date, such as we opportunely notified to this Commission, I hereby inform you as follows:

That the Board of Directors of Corimon, C.A., in its session held on April twenty-four (24), 2007 and ending at 7:00 p.m., established the method and date of payment of the abovementioned dividend as follows:

1) Deadline for Transaction with Profit: Monday, May 7, 2007.
2) Effective Date for the Registration of Profit: Tuesday, May 15, 2007.

Dividends will be paid from the Effective Date of Registration of Profit at bank Venezolano de Crédito, Banco Universal, Transfer Agent of the company, Securities Department, located at Avenida Alameda, San Bernardino, Caracas, Venezuela.
Note: The availability of the dividends to be paid to holders of ADR will be subject to the approvals from official authorities being processed by the company.

Being there no further matters to discuss, our best regards.

Sincerely,

Juan Carlos Bracho Ghersi
Secretary

CORIMON

FAVOR DEVOLVER
COPIA FIRMADA

RECIBIDO

Caracas, 25 de abril de 2007

Sres.
Comisión Nacional de Valores
Presente.-
Fax: 762-9975

Atn. Doctor Fernando de Candia
Presidente

Quien suscribe, Juan Carlos Bracho Ghersi, venezolano, mayor de edad, domiciliado en Caracas y titular de la Cédula de Identidad N° 11.563.119, actuando en mi carácter de Secretario de Corimon C.A., sociedad mercantil domiciliada en Caracas e inscrita en el Registro Mercantil Segundo de la Circunscripción Judicial del Distrito Federal (ahora Distrito Capital) y Estado Miranda, en fecha 14 de junio de 1949, bajo el N° 644, Tomo 3-D, ante usted ocurro respetuosamente a los fines de exponer:

A los fines de dar cumplimiento a la normativa relativa a la información sobre el pago de dividendos, y en vista de que la Asamblea Ordinaria de Accionistas de dicha compañía, celebrada el 28 de febrero de 2007, delegó en su Junta Directiva la facultad para determinar la forma y fecha de pago de un dividendo decretado por la cantidad de nueve mil cuatrocientos cinco millones novecientos setenta mil ochocientos bolívares (9.405.970.800,oo) a razón de seiscientos bolívares (Bs. 600,oo) por cada una de las acciones en circulación de la compañía a esa fecha, tal como se lo habíamos informado oportunamente a esta digna Comisión, en consecuencia, procedo a informarle lo siguiente:

Que la la Junta Directiva de Corimon C.A., en su sesión del día veinticuatro (24) de abril de 2007, terminada a las 7:00 p.m., determinó la forma y fecha de pago del indicado dividendo, así:

1) Fecha Límite de Transacción con Beneficio: Lunes, 7 de mayo de 2007
2) Fecha Efectiva de Registro del Beneficio: Martes, 15 de mayo de 2007

Los dividendos serán pagados a partir de la Fecha Efectiva de Registro del Beneficio en el Venezolano de Crédito, Banco Universal, Agente de Traspaso de la empresa, Departamento de Valores, en la Avenida Alameda, San Bernardino, Caracas, Venezuela.

CORIMON

COMISION ... DE ...

2007 ... 25 PM ...

Nota: La disponibilidad de los dividendos a ser pagados a los tenedores de ADR, estará sujeta a las aprobaciones de los entes oficiales que están siendo gestionadas por la empresa.

Sin otro particular al cual hacer referencia, se despide de usted,

Atentamente,

Juan Carlos Bracho Ghersi
Secretario

CORIMON, C.A., S.A.C.A., Calle Hans Neumann, Edif. Corimon, Los Cortijos de Lourdes, Caracas 1071, VENEZUELA
Telfs.: 400.55.55 - 400.55.11 Fax: 400.00.02 ...

Item #73

Caracas, April 25, 2007

RECEIVED

To
Banco Venezolano de Crédito

Att. Mr. Angel Godon
Transfer Agent Manager

The undersigned, Juan Carlos Bracho Ghersi, Venezuelan, of legal age, domiciled in Caracas and bearer of the identity card No. 11.563.119, acting as Secretary of Corimon, C.A., company domiciled in Caracas and registered at the Second Mercantile Registry Office of the Judicial Circuit of the Federal District (currently, Capital District) and the Miranda State, on June 14, 1949, under No. 644, Volume 3-D, respectfully appear before you to declare:

For purposes of complying with the regulation governing the disclosure to be made regarding the payment of dividends and in virtue that the Regular Shareholders' Meeting of such company held on February 28, 2007 empowered its Board of Directors to establish the method and date of payment of a dividend declared for the amount of nine thousand four hundred five million nine hundred seventy thousand eight hundred bolivares (Bs. 9,405,970,800.00), to be paid on the basis of six hundred bolivares (Bs. 600.00) per each outstanding share of the company by such date, such as we opportunely notified to this Commission, I hereby inform you as follows:

That the Board of Directors of Corimon, C.A., in its session held on April twenty-four (24), 2007 and ending at 7:00 p.m., established the method and date of payment of the abovementioned dividend as follows:

1) Deadline for Transaction with Profit: Monday, May 7, 2007.
2) Effective Date for the Registration of Profit: Tuesday, May 15, 2007.

Dividends will be paid from the Effective Date of Registration of Profit at bank Venezolano de Crédito, Banco Universal, Transfer Agent of the company, Securities Department, located at Avenida Alameda, San Bernardino, Caracas, Venezuela.

Note: The availability of the dividends to be paid to holders of ADR will be subject to the approvals from official authorities being processed by the company.

Being there no further matters to discuss, our best regards.
Sincerely,

Juan Carlos Bracho Ghersi
Secretary

CORIMON

FAVOR DEVOLVER
COPIA FIRMADA

Caracas, 25 de abril de 2007

Venezolano de Crédito, S. A.
Banco Universal
AGENTE DE TRASPASO
25 APR. 2007
RECIBIDO
Sin que esto implique aceptación de su contenido

Sres.
Banco Venezolano de Crédito
Presente.-
Fax: 806.65.03

Atn. Sr. Angel Godon
Gerente de Agente de Traspaso

Quien suscribe, Juan Carlos Bracho Ghersi, venezolano, mayor de edad, domiciliado en Caracas y titular de la Cédula de Identidad N° 11.563.119, actuando en mi carácter de Secretario de Corimon C.A., sociedad mercantil domiciliada en Caracas e inscrita en el Registro Mercantil Segundo de la Circunscripción Judicial del Distrito Federal (ahora Distrito Capital) y Estado Miranda, en fecha 14 de junio de 1949, bajo el N° 644, Tomo 3-D, ante usted ocurro respetuosamente a los fines de exponer:

A los fines de dar cumplimiento a la normativa relativa a la información sobre el pago de dividendos, y en vista de que la Asamblea Ordinaria de Accionistas de dicha compañía, celebrada el 28 de febrero de 2007, delegó en su Junta Directiva la facultad para determinar la forma y fecha de pago de un dividendo decretado por la cantidad de nueve mil cuatrocientos cinco millones novecientos setenta mil ochocientos bolívares (9.405.970.800,00) a razón de seiscientos bolívares (Bs. 600,oo) por cada una de las acciones en circulación de la compañía a esa fecha, tal como se lo habíamos informado oportunamente a esta digna Comisión, en consecuencia, procedo a informarle lo siguiente:

Que la Junta Directiva de Corimon C.A., en su sesión del día veinticuatro (24) de abril de 2007, terminada a las 7:00 p.m., determinó la forma y fecha de pago del indicado dividendo, así:

1) Fecha Límite de Transacción con Beneficio: Lunes, 7 de mayo de 2007
2) Fecha Efectiva de Registro del Beneficio: Martes, 15 de mayo de 2007

Los dividendos serán pagados a partir de la Fecha Efectiva de Registro del Beneficio en el Venezolano de Crédito, Banco Universal, Agente de Traspaso de la empresa, Departamento de Valores, en la Avenida Alameda, San Bernardino, Caracas, Venezuela.

CORIMON

Nota: La disponibilidad de los dividendos a ser pagados a los tenedores de ADR, estará sujeta a las aprobaciones de los entes oficiales que están siendo gestionadas por la empresa.

Sin otro particular al cual hacer referencia, se despide de usted,

Atentamente,

Juan Carlos Bracho Ghersi
Secretario

Item #74

RECEIVED

2007 AUG 16 A 10:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

REPUBLICA BOLIVARIANA DE VENEZUELA ... Morales Parra ... Publico Ingles - Castellano G.O. Nº 37.475

Caracas, April 30, 2007

To
Att. Víctor Julio Flores Rojas
President
Bolsa de Valores de Caracas

Dear Mr. Flores:

We attach herein a copy of the "Notice to Shareholders – Dividend" published today, April 30, 2007, in newspapers "El Universal" and "El Nacional", which reads as follows:

> The shareholders of Corimon, C.A. are hereby notified that the Board of Directors of the company, in virtue of the power granted by the Shareholders' Meeting of the company held on February twenty-eight (28), 2007 that declared a dividend in cash for the amount of Bs. 9,405,970,800 on the basis of Bs. 600 per share, in compliance with Resolution No. 110-2004, dated August 11, 2004, issued by the National Securities Commission, informs as follows regarding the date of payment of such dividend:
>
> Deadline for Transaction with Profit: Monday, May 7, 2007.
> Effective Date for the Registration of Profit: Tuesday, May 15, 2007.
>
> Dividends will be paid from the Effective Date for the Registration of Profit at bank Venezolano de Crédito, Banco Universal, Transfer Agent of the company, Securities Department, located at Avenida Alameda, San Bernardino, Caracas, Venezuela.
>
> Note: The availability of the dividends to be paid to the holders of ADR will be subject to the approvals from official authorities being processed by the company.

Being there no further matters to discuss, our best regards.

Sincerely,

Virginia Serra L.
Investor Relations

"CORIMON, C.A."
AUTHORIZED CAPITAL: Bs. 97,973,320,000.00
SUBSCRIBED AND PAID-IN CAPITAL: Bs. 78,383,090,000.00
CARACAS, VENEZUELA

NOTICE TO SHAREHOLDERS
DIVIDEND

The shareholders of Corimon, C.A. are hereby notified that the Board of Directors of the company, in virtue of the power granted by the Shareholders' Meeting of the company held on February twenty-eight (28), 2007 that declared a dividend in cash for the amount of Bs. 9,405,970,800 on the basis of Bs. 600 per share, in compliance with Resolution No. 110-2004, dated August 11, 2004, issued by the National Securities Commission, informs as follows regarding the date of payment of such dividend:

1) Deadline for Transaction with Profit: Monday, May 7, 2007.
2) Effective Date for the Registration of Profit: Tuesday, May 15, 2007.

Dividends will be paid from the Effective Date for the Registration of Profit at bank Venezolano de Crédito, Banco Universal, Transfer Agent of the company, Securities Department, located at Avenida Alameda, San Bernardino, Caracas, Venezuela.

Note: The availability of the dividends to be paid to the holders of ADR will be subject to the approvals from official authorities being processed by the company.

Caracas, April 30, 2007.

The Board of Directors

CORIMON

Caracas, 30 de abril de 2007

Señor
Atn. Víctor Julio Flores Rojas
Presidente
Bolsa de Valores de Caracas
Ciudad.-

Estimado Sr. Flores:

Anexamos copia del "Aviso a los Accionistas – Dividendo", que fue publicado hoy 30 de abril de 2007 en los periódicos "El Universal" y "El Nacional", en el que se lee lo siguiente:

> Se participa a los señores accionistas de Corimon, C.A., que la Junta Directiva de la empresa, actuando por delegación de la Asamblea de Accionistas de la compañia celebrada el día veintiocho (28) de febrero de 2007, la cual decretó un dividendo en efectivo por la cantidad de Bs. 9.405.970.800, a razón de Bs. 600 por acción, dando cumplimiento a la Resolución No. 110-2004, de fecha 11 de agosto de 2004, emitida por la Comisión Nacional de Valores, sobre la fecha de pago de dicho dividendo, informa:
>
> Fecha Límite de Transacción con Beneficio: Lunes, 7 de mayo de 2007
> Fecha Efectiva de Registro del Beneficio: Martes, 15 de mayo de 2007
>
> Los dividendos serán pagados a partir de la Fecha Efectiva de Registro del Beneficio en el Venezolano de Crédito, Banco Universal, Agente de Traspaso de la empresa, Departamento de Valores, en la Avenida Alameda, San Bernardino, Caracas, Venezuela.
>
> Nota: La disponibilidad de los dividendos a ser pagados a los tenedores de ADR, estará sujeta a las aprobaciones de los entes oficiales que están siendo gestionadas por la empresa.

Sin otro particular al cual hacer referencia, se despide de usted,

Atentamente,

Virginia Serra L.
Relaciones con Inversionistas

CORIMON, C.A., S.A.C.A., Calle Hans Neumann, Edif. Corimon, Los Cortijos de Lourdes, Caracas 1071, VENEZUELA
Telfs.: 400.55.55 Fax: 400.56.44. RIF: J-000256411- NIT: 0036613939
Capital Autorizado: Bs. 97.973.320.000,00 - Capital Suscrito y Pagado: Bs. 75.368.355.000,00 - www.corimon.com

"CORIMON, C.A."

CAPITAL AUTORIZADO: BS. 97.973.320.000,00
CAPITAL SUSCRITO Y PAGADO: BS. 78.383.090.000,00
CARACAS, VENEZUELA

AVISO A LOS ACCIONISTAS DIVIDENDO

Se participa a los señores accionistas de Corimon, C.A. que la Junta Directiva de la empresa, actuando por delegación de la Asamblea de Accionistas de la compañía celebrada el día veintiocho (28) de febrero de 2007, la cual decretó un dividendo en efectivo por la cantidad de Bs. 9.405.970.800, a razon de Bs. 600 por acción, dando cumplimiento a la Resolución No. 110-2004, de fecha 11 de agosto de 2004, emitida por la Comisión Nacional de Valores, sobre la fecha de pago de dicho dividendo, informa:

1) Fecha Límite de Transacción con Beneficio: Lunes, 7 de mayo de 2007
2) Fecha Efectiva de Registro del Beneficio: Martes, 15 de mayo de 2007

Los dividendos serán pagados a partir de la Fecha Efectiva de Registro del Beneficio en el Venezolano de Crédito, Banco Universal, Agente de Traspaso de la empresa, Departamento de Valores, en la Avenida Alameda, San Bernardino, Caracas, Venezuela.

Nota: La disponibilidad de los dividendos a ser pagados a los tenedores de ADR, estará sujeta a las aprobaciones de los entes oficiales que están siendo gestionadas por la empresa.

Caracas, 30 de abril de 2007.

La Junta Directiva

Item #75

Caracas, April 30, 2007

To
Karen Alvarado
Operations Manager
Caja Venezolana de Valores

Dear Mrs. Alvarado:

We attach herein a copy of the "Notice to Shareholders – Dividend" published today, April 30, 2007, in newspapers "El Universal" and "El Nacional", which reads as follows:

> The shareholders of Corimon, C.A. are hereby notified that the Board of Directors of the company, in virtue of the power granted by the Shareholders' Meeting of the company held on February twenty-eight (28), 2007 that declared a dividend in cash for the amount of Bs. 9,405,970,800 on the basis of Bs. 600 per share, in compliance with Resolution No. 110-2004, dated August 11, 2004, issued by the National Securities Commission, informs as follows regarding the date of payment of such dividend:
>
> Deadline for Transaction with Profit: Monday, May 7, 2007.
> Effective Date for the Registration of Profit: Tuesday, May 15, 2007.
>
> Dividends will be paid from the Effective Date for the Registration of Profit at bank Venezolano de Crédito, Banco Universal, Transfer Agent of the company, Securities Department, located at Avenida Alameda, San Bernardino, Caracas, Venezuela.
>
> Note: The availability of the dividends to be paid to the holders of ADR will be subject to the approvals from official authorities being processed by the company.

Being there no further matters to discuss, our best regards.

Sincerely,

Virginia Serra L.
Investor Relations

"CORIMON, C.A."
AUTHORIZED CAPITAL: Bs. 97,973,320,000.00
SUBSCRIBED AND PAID-IN CAPITAL: Bs. 78,383,090,000.00
CARACAS, VENEZUELA

NOTICE TO SHAREHOLDERS
DIVIDEND

The shareholders of Corimon, C.A. are hereby notified that the Board of Directors of the company, in virtue of the power granted by the Shareholders' Meeting of the company held on February twenty-eight (28), 2007 that declared a dividend in cash for the amount of Bs. 9,405,970,800 on the basis of Bs. 600 per share, in compliance with Resolution No. 110-2004, dated August 11, 2004, issued by the National Securities Commission, informs as follows regarding the date of payment of such dividend:

1) Deadline for Transaction with Profit: Monday, May 7, 2007.
2) Effective Date for the Registration of Profit: Tuesday, May 15, 2007.

Dividends will be paid from the Effective Date for the Registration of Profit at bank Venezolano de Crédito, Banco Universal, Transfer Agent of the company, Securities Department, located at Avenida Alameda, San Bernardino, Caracas, Venezuela.

Note: The availability of the dividends to be paid to the holders of ADR will be subject to the approvals from official authorities being processed by the company.

Caracas, April 30, 2007.

The Board of Directors

CORIMON

RECEIVED

2007 AUG 16 A 10:07

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Caracas, 30 de abril de 2007

Señora
Karen Alvarado
Gerente de Operaciones
Caja Venezolana de Valores
Ciudad.-

Estimada Sra. Alvarado:

Anexamos copia del "Aviso a los Accionistas – Dividendo", que fue publicado hoy 30 de abril de 2007 en los periódicos "El Universal" y "El Nacional", en el que se lee lo siguiente:

> Se participa a los señores accionistas de Corimon, C.A., que la Junta Directiva de la empresa, actuando por delegación de la Asamblea de Accionistas de la compañía celebrada el día veintiocho (28) de febrero de 2007, la cual decretó un dividendo en efectivo por la cantidad de Bs. 9.405.970.800, a razón de Bs. 600 por acción, dando cumplimiento a la Resolución No. 110-2004, de fecha 11 de agosto de 2004, emitida por la Comisión Nacional de Valores, sobre la fecha de pago de dicho dividendo, informa:
>
> Fecha Límite de Transacción con Beneficio: Lunes, 7 de mayo de 2007
> Fecha Efectiva de Registro del Beneficio: Martes, 15 de mayo de 2007
>
> Los dividendos serán pagados a partir de la Fecha Efectiva de Registro del Beneficio en el Venezolano de Crédito, Banco Universal, Agente de Traspaso de la empresa, Departamento de Valores, en la Avenida Alameda, San Bernardino, Caracas, Venezuela.
>
> Nota: La disponibilidad de los dividendos a ser pagados a los tenedores de ADR, estará sujeta a las aprobaciones de los entes oficiales que están siendo gestionadas por la empresa.

Sin otro particular al cual hacer referencia, se despide de usted,

Atentamente,

Virginia Serra L.
Relaciones con Inversionistas

"CORIMON, C.A."

CAPITAL AUTORIZADO: BS. 97.973.320.000,00
CAPITAL SUSCRITO Y PAGADO: BS. 78.383.090.000,00
CARACAS, VENEZUELA

AVISO A LOS ACCIONISTAS
DIVIDENDO

Se participa a los señores accionistas de Corimon, C.A.. que la Junta Directiva de la empresa, actuando por delegación de la Asamblea de Accionistas de la compañía celebrada el día veintiocho (28) de febrero de 2007, la cual decretó un dividendo en efectivo por la cantidad de Bs. 9.405.970.800, a razón de Bs. 600 por acción, dando cumplimiento a la Resolución No. 110-2004, de fecha 11 de agosto de 2004, emitida por la Comisión Nacional de Valores, sobre la fecha de pago de dicho dividendo, informa:

1) Fecha Límite de Transacción con Beneficio: Lunes, 7 de mayo de 2007
2) Fecha Efectiva de Registro del Beneficio. Martes, 15 de mayo de 2007

Los dividendos serán pagados a partir de la Fecha Efectiva de Registro del Beneficio en el Venezolano de Crédito, Banco Universal, Agente de Traspaso de la empresa, Departamento de Valores, en la Avenida Alameda, San Bernardino, Caracas, Venezuela.

Nota: La disponibilidad de los dividendos a ser pagados a los tenedores de ADR, estará sujeta a las aprobaciones de los entes oficiales que están siendo gestionados por la empresa.

Caracas, 30 de abril de 2007.

La Junta Directiva

Item #76

Caracas, April 30, 2007

To
Fernando De Candía Ochoa
President
Comisión Nacional de Valores (National Securities Commission)

Dear Mr. De Candia:

We attach herein a copy of the "Notice to Shareholders – Dividend" published today, April 30, 2007, in newspapers "El Universal" and "El Nacional", which reads as follows:

> The shareholders of Corimon, C.A. are hereby notified that the Board of Directors of the company, in virtue of the power granted by the Shareholders' Meeting of the company held on February twenty-eight (28), 2007 that declared a dividend in cash for the amount of Bs. 9,405,970,800 on the basis of Bs. 600 per share, in compliance with Resolution No. 110-2004, dated August 11, 2004, issued by the National Securities Commission, informs as follows regarding the date of payment of such dividend:
>
> Deadline for Transaction with Profit: Monday, May 7, 2007.
> Effective Date for the Registration of Profit: Tuesday, May 15, 2007.
>
> Dividends will be paid from the Effective Date for the Registration of Profit at bank Venezolano de Crédito, Banco Universal, Transfer Agent of the company, Securities Department, located at Avenida Alameda, San Bernardino, Caracas, Venezuela.
>
> Note: The availability of the dividends to be paid to the holders of ADR will be subject to the approvals from official authorities being processed by the company.

Being there no further matters to discuss, our best regards.

Sincerely,

Virginia Serra L.
Investor Relations

"CORIMON, C.A."
AUTHORIZED CAPITAL: Bs. 97,973,320,000.00
SUBSCRIBED AND PAID-IN CAPITAL: Bs. 78,383,090,000.00
CARACAS, VENEZUELA

NOTICE TO SHAREHOLDERS
DIVIDEND

The shareholders of Corimon, C.A. are hereby notified that the Board of Directors of the company, in virtue of the power granted by the Shareholders' Meeting of the company held on February twenty-eight (28), 2007 that declared a dividend in cash for the amount of Bs. 9,405,970,800 on the basis of Bs. 600 per share, in compliance with Resolution No. 110-2004, dated August 11, 2004, issued by the National Securities Commission, informs as follows regarding the date of payment of such dividend:

1) Deadline for Transaction with Profit: Monday, May 7, 2007.
2) Effective Date for the Registration of Profit: Tuesday, May 15, 2007.

Dividends will be paid from the Effective Date for the Registration of Profit at bank Venezolano de Crédito, Banco Universal, Transfer Agent of the company, Securities Department, located at Avenida Alameda, San Bernardino, Caracas, Venezuela.

<u>Note</u>: The availability of the dividends to be paid to the holders of ADR will be subject to the approvals from official authorities being processed by the company.

Caracas, April 30, 2007.

The Board of Directors

CORIMON

RECEIVED

2007 ... 15 A 10:47

RECIBIDO

Caracas, 30 de abril de 2007

...ctor
...rnando De Candia Ochoa
...esidente
Comisión Nacional de Valores
Ciudad.-

...imado Dr. De Candia:

...examos copia del "Aviso a los Accionistas – Dividendo", que fue publicado hoy ...le abril de 2007 en los periódicos **"El Universal"** y "El Nacional", en el que se ... siguiente:

...participa a los señores accionistas de Corimon, C.A., que la Junta ...ectiva de la empresa, actuando por delegación de la Asamblea de ...cionistas de la compañía celebrada el día veintiocho (28) de febrero de ...007, la cual decretó un dividendo en efectivo por la cantidad de Bs. ...105.970.800, a razón de Bs. 600 por acción, dando cumplimiento a la ...esolución No. 110-2004, de fecha 11 de agosto de 2004, emitida por la ...omisión Nacional de Valores, sobre la fecha de pago de dicho dividendo. ...forma:

...echa Límite de Transacción con Beneficio: Lunes, 7 de mayo de 2007
...echa Efectiva de Registro del Beneficio: Martes, 15 de mayo de 2007

Los dividendos serán pagados a partir de la Fecha Efectiva de Registro del Beneficio en el Venezolano de Crédito, Banco Universal, Agente de Traspaso de la empresa, Departamento de Valores, en la Avenida Alameda, San Bernardino, Caracas, Venezuela.

Nota: La disponibilidad de los dividendos a ser pagados a los tenedores de ADR, estará sujeta a las aprobaciones de los entes oficiales que están siendo gestionadas por la empresa.

...tro particular al cual hacer referencia, se despide de usted,

...amente,

Virginia Serra L.
Relaciones con Inversionistas

65

"CORIMON, C.A."

CAPITAL AUTORIZADO: BS. 97.973.320.000,00
CAPITAL SUSCRITO Y PAGADO: BS. 78.383.090.000,00
CARACAS, VENEZUELA

AVISO A LOS ACCIONISTAS
DIVIDENDO

Se participa a los señores accionistas de Corimon, C.A. que la Junta Directiva de la empresa, actuando por delegación de la Asamblea de Accionistas de la compañía celebrada el día veintiocho (28) de febrero de 2007, la cual decretó un dividendo en efectivo por la cantidad de Bs. 9.405.970.800, a razón de Bs. 600 por acción, dando cumplimiento a la Resolución No. 110-2004, de fecha 11 de agosto de 2004, emitida por la Comisión Nacional de Valores, sobre la fecha de pago de dicho dividendo, informa:

1) Fecha Límite de Transacción con Beneficio: Lunes, 7 de mayo de 2007
2) Fecha Efectiva de Registro del Beneficio: Martes, 15 de mayo de 2007

Los dividendos serán pagados a partir de la Fecha Efectiva de Registro del Beneficio en el Venezolano de Crédito, Banco Universal, Agente de Traspaso de la empresa, Departamento de Valores, en la Avenida Alameda, San Bernardino, Caracas, Venezuela.

Nota: La disponibilidad de los dividendos a ser pagados a los tenedores de ADR, estará sujeta a las aprobaciones de los entes oficiales que están siendo gestionadas por la empresa.

Caracas, 30 de abril de 2007.

La Junta Directiva

Item #77

Caracas, April 30, 2007

To
Angel Godón
Transfer Agent Manager
Banco Venezolano de Crédito

Dear Mr. Godón

We attach herein a copy of the "Notice to Shareholders – Dividend" published today, April 30, 2007, in newspapers "El Universal" and "El Nacional", which reads as follows:

> The shareholders of Corimon, C.A. are hereby notified that the Board of Directors of the company, in virtue of the power granted by the Shareholders' Meeting of the company held on February twenty-eight (28), 2007 that declared a dividend in cash for the amount of Bs. 9,405,970,800 on the basis of Bs. 600 per share, in compliance with Resolution No. 110-2004, dated August 11, 2004, issued by the National Securities Commission, informs as follows regarding the date of payment of such dividend:
>
> Deadline for Transaction with Profit: Monday, May 7, 2007.
> Effective Date for the Registration of Profit: Tuesday, May 15, 2007.
>
> Dividends will be paid from the Effective Date for the Registration of Profit at bank Venezolano de Crédito, Banco Universal, Transfer Agent of the company, Securities Department, located at Avenida Alameda, San Bernardino, Caracas, Venezuela.
>
> Note: The availability of the dividends to be paid to the holders of ADR will be subject to the approvals from official authorities being processed by the company.

Being there no further matters to discuss, our best regards.

Sincerely,

Virginia Serra L.
Investor Relations

"CORIMON, C.A."
AUTHORIZED CAPITAL: Bs. 97,973,320,000.00
SUBSCRIBED AND PAID-IN CAPITAL: Bs. 78,383,090,000.00
CARACAS, VENEZUELA

NOTICE TO SHAREHOLDERS
DIVIDEND

The shareholders of Corimon, C.A. are hereby notified that the Board of Directors of the company, in virtue of the power granted by the Shareholders' Meeting of the company held on February twenty-eight (28), 2007 that declared a dividend in cash for the amount of Bs. 9,405,970,800 on the basis of Bs. 600 per share, in compliance with Resolution No. 110-2004, dated August 11, 2004, issued by the National Securities Commission, informs as follows regarding the date of payment of such dividend:

1) Deadline for Transaction with Profit: Monday, May 7, 2007.
2) Effective Date for the Registration of Profit: Tuesday, May 15, 2007.

Dividends will be paid from the Effective Date for the Registration of Profit at bank Venezolano de Crédito, Banco Universal, Transfer Agent of the company, Securities Department, located at Avenida Alameda, San Bernardino, Caracas, Venezuela.

Note: The availability of the dividends to be paid to the holders of ADR will be subject to the approvals from official authorities being processed by the company.

Caracas, April 30, 2007.

The Board of Directors

CORIMON

VENEZOLANO DE CREDITO S.A
BANCO UNIVERSAL
GCIA.
37 MAY
RECIBIDO

Caracas, 30 de abril de 2007

Señor
Angel Godón
Gerente Agente de Traspaso
Banco Venezolano de Crédito
Ciudad.-

Estimado Sr. Godón

Anexamos copia del "Aviso a los Accionistas – Dividendo", que fue publicado hoy 30 de abril de 2007 en los periódicos "El Universal" y "El Nacional", en el que se lee lo siguiente:

> Se participa a los señores accionistas de Corimon, C.A., que la Junta Directiva de la empresa, actuando por delegación de la Asamblea de Accionistas de la compañía celebrada el día veintiocho (28) de febrero de 2007, la cual decretó un dividendo en efectivo por la cantidad de Bs. 9.405.970.800, a razón de Bs. 600 por acción, dando cumplimiento a la Resolución No. 110-2004, de fecha 11 de agosto de 2004, emitida por la Comisión Nacional de Valores, sobre la fecha de pago de dicho dividendo, informa:
>
> Fecha Límite de Transacción con Beneficio: Lunes, 7 de mayo de 2007
> Fecha Efectiva de Registro del Beneficio: Martes, 15 de mayo de 2007
>
> Los dividendos serán pagados a partir de la Fecha Efectiva de Registro del Beneficio en el Venezolano de Crédito, Banco Universal, Agente de Traspaso de la empresa, Departamento de Valores, en la Avenida Alameda, San Bernardino, Caracas, Venezuela.
>
> Nota: La disponibilidad de los dividendos a ser pagados a los tenedores de ADR, estará sujeta a las aprobaciones de los entes oficiales que están siendo gestionadas por la empresa.

Sin otro particular al cual hacer referencia, se despide de usted,

Atentamente,

Virginia Serra

Virginia Serra L.
Relaciones con Inversionistas

"CORIMON, C.A."

CAPITAL AUTORIZADO: BS. 97.973.320.000,00
CAPITAL SUSCRITO Y PAGADO: BS. 78.383.090.000,00
CARACAS, VENEZUELA

AVISO A LOS ACCIONISTAS
DIVIDENDO

Se participa a los señores accionistas de Corimon, C.A. que la Junta Directiva de la empresa, actuando por delegación de la Asamblea de Accionistas de la compañía celebrada el día veintiocho (28) de febrero de 2007, la cual decretó un dividendo en efectivo por la cantidad de Bs. 9.405.970.800, a razón de Bs. 600 por acción, dando cumplimiento a la Resolución No. 110-2004, de fecha 11 de agosto de 2004, emitida por la Comisión Nacional de Valores, sobre la fecha de pago de dicho dividendo, informa:

1) Fecha Límite de Transacción con Beneficio: Lunes, 7 de mayo de 2007
2) Fecha Efectiva de Registro del Beneficio: Martes, 15 de mayo de 2007

Los dividendos serán pagados a partir de la Fecha Efectiva de Registro del Beneficio en el Venezolano de Crédito, Banco Universal, Agente de Traspaso de la empresa, Departamento de Valores, en la Avenida Alameda, San Bernardino, Caracas, Venezuela.

Nota: La disponibilidad de los dividendos a ser pagados a los tenedores de ADR, estará sujeta a las aprobaciones de los entes oficiales que están siendo gestionadas por la empresa.

Caracas, 30 de abril de 2007.

La Junta Directiva

Item #78

"CORIMON, C.A."
AUTHORIZED CAPITAL: Bs. 97,973,320,000.00
SUBSCRIBED AND PAID-IN CAPITAL: Bs. 78,383,090,000.00
CARACAS, VENEZUELA

NOTICE TO SHAREHOLDERS
DIVIDEND

The shareholders of Corimon, C.A. are hereby notified that the Board of Directors of the company, in virtue of the power granted by the Shareholders' Meeting of the company held on February twenty-eight (28), 2007 that declared a dividend in cash for the amount of Bs. 9,405,970,800 on the basis of Bs. 600 per share, in compliance with Resolution No. 110-2004, dated August 11, 2004, issued by the National Securities Commission, informs as follows regarding the date of payment of such dividend:

1) Deadline for Transaction with Profit: Monday, May 7, 2007.
2) Effective Date for the Registration of Profit: Tuesday, May 15, 2007.

Dividends will be paid from the Effective Date for the Registration of Profit at bank Venezolano de Crédito, Banco Universal, Transfer Agent of the company, Securities Department, located at Avenida Alameda, San Bernardino, Caracas, Venezuela.

Note: The availability of the dividends to be paid to the holders of ADR will be subject to the approvals from official authorities being processed by the company.

Caracas, April 30, 2007.

The Board of Directors

"CORIMON, C.A."

CAPITAL AUTORIZADO: BS. 97.973.320.000,00
CAPITAL SUSCRITO Y PAGADO: BS. 78.383.090.000,00
CARACAS, VENEZUELA

AVISO A LOS ACCIONISTAS
DIVIDENDO

Se participa a los señores accionistas de Corimon, C.A., que la Junta Directiva de la empresa, actuando por delegación de la Asamblea de Accionistas de la compañía celebrada el día veintiocho (28) de febrero de 2007, la cual decretó un dividendo en efectivo por la cantidad de Bs. 9.405.970.800, a razón de Bs. 600 por acción, dando cumplimiento a la Resolución No. 110-2004, de fecha 11 de agosto de 2004, emitida por la Comisión Nacional de Valores, sobre la fecha de pago de dicho dividendo, informa:

1) Fecha Límite de Transacción con Beneficio: Lunes, 7 de mayo de 2007
2) Fecha Efectiva de Registro del Beneficio: Martes, 15 de mayo de 2007

Los dividendos serán pagados a partir de la Fecha Efectiva de Registro del Beneficio en el Venezolano de Crédito, Banco Universal, Agente de Traspaso de la empresa, Departamento de Valores, en la Avenida Alameda, San Bernardino, Caracas, Venezuela.

Nota: La disponibilidad de los dividendos a ser pagados a los tenedores de ADR, estará sujeta a las aprobaciones de los entes oficiales que están siendo gestionadas por la empresa.

Caracas, 30 de abril de 2007.

La Junta Directiva

Item #79

REPUBLICA BOLIVARIANA DE VENEZUELA
G.O. N° 37.475

Caracas, May 16, 2007

To
Angel Godón
Manager – Transfer Agent
Banco Venezolano de Crédito

Dear Mr. Godón

The Shareholders' Meeting of Corimon, C.A. held on February twenty-eight (28), 2007 declared a dividend in cash for the amount of Bs. 9,405,970,800 to be paid on the basis of Bs. 600 per share.

In virtue that the total amount of profits used as basis for determining such dividend has been already partially applied the respective deduction on account of income tax, Corimon, C.A. deposited the amount of Bs. 8,485,584,163.00 at a banking account opened for such purposes.

Once made the respective income tax withholding, the dividend payable per share will be:

Shareholder	Dividend prior to withholding	Dividend after withholding
Moxley and Co. (Shares - ADRs)*	Bs. 600 per share	Bs. 557.84 per share
Bear Stearns*	Bs. 600 per share	Bs. 557.84 per share
Citigroup Global Markets*	Bs. 600 per share	Bs. 557.84 per share
Terralora Holding, B.V.**	Bs. 600 per share	Bs. 571.90 per share
Common Shares***	Bs. 600 per share	Bs. 504.45 per share
Total	**15,676,618**	**9,405,970,800**

* Represents a 15% withholding
** Represents a 10% withholding
*** Represents a 34% withholding

Being there no further matters to discuss, our best regards.

Sincerely,

Juan Carlos Bracho
Legal Consultant

CORIMON

VENEZOLANO DE CREDITO S.A
BANCO UNIVERSAL
GCIA. AGENTE DE TRASPASO
2007 MAY 17 A 9:2
RECIBIDO

Caracas, 16 de mayo de 2007

Señor
Angel Godón
Gerente Agente de Traspaso
Banco Venezolano de Crédito
Ciudad.-

Estimado Sr. Godón

La Asamblea de Accionistas de Corimon, C.A. celebrada el veintiocho (28) de febrero de 2007, decretó un dividendo en efectivo por la cantidad de Bs. 9.405.970.800, que será pagado a razón de Bs. 600 por acción.

En vista de que el monto total de las utilidades que sirvieron de base al cálculo de los dividendos ya ha sido parcialmente gravada por concepto de Impuesto Sobre La Renta, Corimon, C.A. depositó en una cuenta bancaria abierta para tal fin, la cantidad de Bs. 8.485.584.163,00.

Una vez realizada la retención del ISLR, el dividendo a pagar por acción será:

Accionista	Dividendo sin retención	Dividendo después de la retención
Moxley and Co. (Acciones - ADRs)*	Bs. 600 por acción	Bs. 557,84 por acción
Bear Stearns*	Bs. 600 por acción	Bs. 557,84 por acción
Citigroup Global Markets*	Bs. 600 por acción	Bs. 557,84 por acción
Terralora Holding, B.V.**	Bs. 600 por acción	Bs. 571,90 por acción
Acciones comunes***	Bs. 600 por acción	Bs. 504,45 por acción
Total	**15.676.618**	**9.405.970.800**

* Contempla una deducción del 15%
** Contempla una deducción del 10%
*** Contempla una deducción del 34%

Sin otro particular al cual hacer referencia, se despide de usted,
Atentamente,

Juan Carlos Bracho
Consultor Jurídico

Item #80

Caracas, July 3, 2007

To
Bolsa de Valores de Caracas
Fax: (212) 905.5835

Att. Mr. Víctor Julio Flores

Dear Sirs:

We hereby inform you that the Board of Directors of Corimon, C.A., in its session held on July two (2), 2007 and ending at 6:30 p.m., agreed to submit to the consideration and approval of the Regular Shareholders' Meeting to be held on July nineteen (19), 2007 for discussing the financial statements of the company for the fiscal period ended on April 30, 2007, the declaration of a dividend for the amount of thirteen thousand eleven million five hundred ninety two thousand nine hundred forty bolivars (Bs. 13.011.592.940,00), to be paid in cash on the basis of eight hundred thirty bolivars (Bs. 830.00) per each outstanding share of the company as of the date of payment, all of which will be charged to the account of Retained Earnings.

Likewise, the Board of Directors decided to request the Shareholders' Meeting to entrust it the power to establish the method and date of payment for the dividends' cash portion.

Being there no further matters to discuss, please receive our best regards.

Sincerely,

Juan Carlos Bracho
Secretary

CORIMON

RECEIVED

2007 JUL 16 A 10:27

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Caracas, 03 de julio de 2007

Señores
Bolsa de Valores de Caracas
Presente.-
Fax: (212) 905.5835

Atn. Sr. Víctor Julio Flores

Estimados señores:

Por medio de la presente se les informa que la Junta Directiva de Corimon, C.A. en su sesión del día dos (2) de julio de 2007, finalizada a las 6:30 p.m. acordó someter a la consideración y aprobación de la Asamblea General Ordinaria de Accionistas, que conocerá de los estados financieros de la empresa para el ejercicio económico finalizado el 30 de abril de 2007, la cual será convocada para el diecinueve (19) de julio de 2007, el decreto de un dividendo por un monto total de trece mil once millones quinientos noventa y dos mil novecientos cuarenta bolívares (Bs. 13.011.592.940,00), el cual será pagado en efectivo a razón de ochocientos treinta bolívares (Bs. 830,00) por cada una de las acciones en circulación de la compañía en la fecha de pago, todo ello con cargo a la cuenta de Utilidades No Distribuidas.

Asimismo, la Junta Directiva decidió solicitar a la Asamblea de Accionistas, que se delegue en ella la facultad de fijar la forma y fecha de pago de los dividendos.

Sin más a que hacer referencia, aprovecho la oportunidad de enviarle un cordial saludo.

Atentamente,

Juan Carlos Bracho
Secretario

BOLSA DE VALORES DE CARACAS, C.A.
RECIBIDO
03 JUL 2007
NO IMPLICA LA ACEPTACION DE SU CONTENIDO

CORIMON, C.A., S.A.C.A., Calle Hans Neumann, Edif. Corimon, Los Cortijos de Lourdes, Caracas 1071, VENEZUELA
Telfs.: 400.55.55 Fax: 400.56.44. RIF: J-000256411- NIT: 0036613939
Capital Autorizado: Bs. 97.973.320.000,00 - Capital Suscrito y Pagado: Bs. 75.368.356.000,00 www.corimon.com

Item #81

RECEIVED

2007 AUG 16 A [illegible]

[illegible]

Caracas, July 3, 2007

To
Caja de Valores de Venezuela
Fax: (212) 951.0801

Att. Mrs. Carmen Hermoso

Dear Sirs:

We hereby inform you that the Board of Directors of Corimon, C.A., in its session held on July two (2), 2007 and ending at 6:30 p.m., agreed to submit to the consideration and approval of the Regular Shareholders' Meeting to be held on July nineteen (19), 2007 for discussing the financial statements of the company for the fiscal period ended on April 30, 2007, the declaration of a dividend for the amount of thirteen thousand eleven million five hundred ninety two thousand nine hundred forty bolivars (Bs. 13.011.592.940,00), to be paid in cash on the basis of eight hundred thirty bolivars (Bs. 830.00) per each outstanding share of the company as of the date of payment, all of which will be charged to the account of Retained Earnings.

Likewise, the Board of Directors decided to request the Shareholders' Meeting to entrust it the power to establish the method and date of payment for the dividends' cash portion.

Being there no further matters to discuss, please receive our best regards.

Sincerely,

Juan Carlos Bracho
Secretary

CORIMON

Caracas, 03 de julio de 2007

Señores
Caja de Valores de Venezuela
Presente.-
Fax: (212) 951.0801

Atn. Sra. Carmen Hermoso

Estimados señores:

Por medio de la presente se les informa que la Junta Directiva de Corimon, C.A. en su sesión del día dos (2) de julio de 2007, finalizada a las 6:30 p.m. acordó someter a la consideración y aprobación de la Asamblea General Ordinaria de Accionistas, que conocerá de los estados financieros de la empresa para el ejercicio económico finalizado el 30 de abril de 2007, la cual será convocada para el diecinueve (19) de julio de 2007, el decreto de un dividendo por un monto total de trece mil once millones quinientos noventa y dos mil novecientos cuarenta bolívares (Bs. 13.011.592.940,00), el cual será pagado en efectivo a razón de ochocientos treinta bolívares (Bs. 830,00) por cada una de las acciones en circulación de la compañía en la fecha de pago, todo ello con cargo a la cuenta de Utilidades No Distribuidas.

Asimismo, la Junta Directiva decidió solicitar a la Asamblea de Accionistas, que se delegue en ella la facultad de fijar la forma y fecha de pago de los dividendos.

Sin más a que hacer referencia, aprovecho la oportunidad de enviarle un cordial saludo.

Atentamente,

Juan Carlos Bracho
Secretario

CORIMON, C.A., S.A.C.A., Calle Hans Neumann, Edif. Corimon, Los Cortijos de Lourdes, Caracas 1071, VENEZUELA
Telfs.: 400.55.55 Fax: 400.56.44. RIF: J-000256411- NIT: 0036613939
Capital Autorizado: Bs. 97.973.320.000,00 - Capital Suscrito y Pagado: Bs. 75.368.355.000,00

Item #82

Caracas, July 3, 2007

To
Comisión Nacional de Valores (National Securities Commission)
Fax: (212) 762.9975

To the attention of: Mr. Fernando De Candia Ochoa

Dear Sirs:

We hereby inform you that the Board of Directors of Corimon, C.A., in its session held on July two (2), 2007 and ending at 6:30 p.m., agreed to submit to the consideration and approval of the Regular Shareholders' Meeting to be held on July nineteen (19), 2007 for discussing the financial statements of the company for the fiscal period ended on April 30, 2007, the declaration of a dividend for the amount of thirteen thousand eleven million five hundred ninety two thousand nine hundred forty bolivars (Bs. 13.011.592.940,00), to be paid in cash on the basis of eight hundred thirty bolivars (Bs. 830.00) per each outstanding share of the company as of the date of payment, all of which will be charged to the account of Retained Earnings.

Likewise, the Board of Directors decided to request the Shareholders' Meeting to entrust it the power to establish the method and date of payment for the dividends' cash portion.

Being there no further matters to discuss, please receive our best regards.

Sincerely,

Juan Carlos Bracho
Secretary

CORIMON

Caracas, 03 de julio de 2007

Señores
Comisión Nacional de Valores
Presente.-
Fax: (212) 762.9975

Atn. Doctor Fernando de Candia Ochoa

Estimados señores:

Por medio de la presente se les informa que la Junta Directiva de Corimon, C.A. en su sesión del día dos (2) de julio de 2007, finalizada a las 6:30 p.m. acordó someter a la consideración y aprobación de la Asamblea General Ordinaria de Accionistas, que conocerá de los estados financieros de la empresa para el ejercicio económico finalizado el 30 de abril de 2007, la cual será convocada para el diecinueve (19) de julio de 2007, el decreto de un dividendo por un monto total de trece mil once millones quinientos noventa y dos mil novecientos cuarenta bolívares (Bs. 13.011.592.940,00), el cual será pagado en efectivo a razón de ochocientos treinta bolívares (Bs. 830,00) por cada una de las acciones en circulación de la compañía en la fecha de pago, todo ello con cargo a la cuenta de Utilidades No Distribuidas.

Asimismo, la Junta Directiva decidió solicitar a la Asamblea de Accionistas, que se delegue en ella la facultad de fijar la forma y fecha de pago de los dividendos.

Sin más a que hacer referencia, aprovecho la oportunidad de enviarle un cordial saludo.

Atentamente,

Juan Carlos Bracho
Secretario

Item #83

Caracas, July 3, 2007

To
Venezolano de Crédito, Banco Universal
Fax: 806.6503

To the attention of: Angel Godon

Dear Sirs:

We hereby inform you that the Board of Directors of Corimon, C.A., in its session held on July two (2), 2007 and ending at 6:30 p.m., agreed to submit to the consideration and approval of the Regular Shareholders' Meeting to be held on July nineteen (19), 2007 for discussing the financial statements of the company for the fiscal period ended on April 30, 2007, the declaration of a dividend for the amount of thirteen thousand eleven million five hundred ninety two thousand nine hundred forty bolivars (Bs. 13.011.592.940,00), to be paid in cash on the basis of eight hundred thirty bolivars (Bs. 830.00) per each outstanding share of the company as of the date of payment, all of which will be charged to the account of Retained Earnings.

Likewise, the Board of Directors decided to request the Shareholders' Meeting to entrust it the power to establish the method and date of payment for the dividends' cash portion.

Being there no further matters to discuss, please receive our best regards.

Sincerely,

Juan Carlos Bracho
Secretary

CORIMON

Caracas, 03 de julio de 2007

Señores
Venezolano de Crédito, Banco Universal
Presente.-
Fax: (212) 806.6503

Atn. Sr. Angel Godón

Estimados señores:

Por medio de la presente se les informa que la Junta Directiva de Corimon, C.A. en su sesión del dia dos (2) de julio de 2007, finalizada a las 6:30 p.m. acordó someter a la consideración y aprobación de la Asamblea General Ordinaria de Accionistas, que conocerá de los estados financieros de la empresa para el ejercicio económico finalizado el 30 de abril de 2007, la cual será convocada para el diecinueve (19) de julio de 2007, el decreto de un dividendo por un monto total de trece mil once millones quinientos noventa y dos mil novecientos cuarenta bolívares (Bs. 13.011.592.940,00), el cual será pagado en efectivo a razón de ochocientos treinta bolívares (Bs. 830,00) por cada una de las acciones en circulación de la compañía en la fecha de pago, todo ello con cargo a la cuenta de Utilidades No Distribuidas.

Asimismo, la Junta Directiva decidió solicitar a la Asamblea de Accionistas, que se delegue en ella la facultad de fijar la forma y fecha de pago de los dividendos.

Sin más a que hacer referencia, aprovecho la oportunidad de enviarle un cordial saludo.

Atentamente,

Juan Carlos Bracho
Secretario

VENEZOLANO DE CREDITO S.A.
BANCO UNIVERSAL
GCIA. AGENTE DE TRASPASO
'07 JUL -3 P 1:41
RECIBIDO

Item #84

Caracas, July 3, 2007

To
Víctor Julio Flores
President
Bolsa de Valores de Caracas

Dear Mr. Flores

For purposes of complying with the Capital Markets Law, we hereby submit the notice of meeting for the Regular Meeting of Shareholders of Corimon, C.A. to be published on July 4, 2007 in newspapers "El Universal" and "El Nacional". Such Meeting shall discuss on the following items:

1. Consider and resolve upon the financial statements for the year ended April 30th, 2007, considering the Statutory Auditors' Report, as well as consider and resolve upon the Board of Directors' Report.

2. Consider and resolve upon the appointment of the statutory auditors and their alternates and determine their remuneration. Appoint an independent public accounting firm to issue an opinion on the company's annual financial statements.

3. Consider and resolve upon the proposal submitted by the Board of Directors concerning a dividend payment against Retained Earnings.

Being there no further matters to discuss, we expect your attendance to the meeting, our best regards.

Sincerely,

Virginia Serra L.
Investor Relations

CORIMON, C.A.
AUTHORIZED CAPITAL Bs. 97.973.320.000,00
SUBSCRIBED AND PAID-IN CAPITAL Bs. 78.383.090.000,00
CARACAS, VENEZUELA

NOTICE OF MEETING

The shareholders of Corimon, C.A. are called to a Regular Shareholders Meeting to be held on July 19th, 2007, at 12:30 a.m. in the Pent-House of the Corimon building, located at Calle Hans Neumann, Los Cortijos de Lourdes, in the city of Caracas, Venezuela, in order to deliberate on the following agenda:

1. Consider and resolve upon the financial statements for the year ended April 30th, 2007, considering the Statutory Auditors' Report, as well as consider and resolve upon the Board of Directors' Report.

2. Consider and resolve upon the appointment of the statutory auditors and their alternates and determine their remuneration. Appoint an independent public accounting firm to issue an opinion on the company's annual financial statements.

3. Consider and resolve upon the proposal submitted by the Board of Directors concerning a dividend payment against Retained Earnings.

The Board of Directors

Caracas, July 4th, 2007

Note: The shareholders are informed that the statement and account submitted by the Board of Directors, the financial statements audited by public accountants for the fiscal year ended April 30th, 2007 and the Statutory Auditors report are available for your inspection at the Company's offices located at Calle Hans Neumann, Corimon building, penthouse, Los Cortijos de Lourdes, and at Venezolano de Crédito Banco Universal, Securities Department, at Avenida Alameda, 8th floor, San Bernardino, Caracas, Venezuela.

CORIMON

Caracas, 3 de julio de 2007

Señor
Victor Julio Flores
Presidente
Bolsa de Valores de Caracas
Ciudad.-

BOLSA DE VALORES DE CARACAS, C.A. RECIBIDO NO IMPLICA LA ACEPTACION DE SU CONTENIDO

Estimado Sr. Flores

A los fines de dar cumplimiento a la Ley de Mercado de Capitales, anexo a la presente le hacemos llegar la convocatoria para la Asamblea General Ordinaria de Accionistas de Corimon C.A., que será publicada el día 4 de julio de 2007 en los periódicos "El Universal" y "El Nacional". En dicha Asamblea se tratarán los siguientes puntos:

1. Considerar y resolver acerca de los estados financieros correspondientes al ejercicio económico terminado el 30 de abril de 2007, con vista del informe de los Comisarios, así como considerar y resolver acerca del informe de la Junta Directiva.

2. Considerar y resolver acerca del nombramiento de los Comisarios y sus suplentes, así como fijarles su remuneración; designar una firma independiente de contadores públicos para que emita su dictamen sobre los estados financieros anuales de la compañia.

3. Considerar y resolver, con vista al proyecto que presentará la Junta Directiva, sobre el decreto de un dividendo con cargo a la cuenta de Utilidades No Distribuidas.

Sin otro particular al cual hacer referencia, y esperando contar con su grata presencia, se despide de usted,

Atentamente,

Virginia Serra L.
Relaciones con Inversionistas

CORIMON, C.A., S.A.C.A., Calle Hans Neumann, Edif. Corimon, Los Cortijos de Lourdes, Caracas 1071, VENEZUELA
Telfs.: 400.55.55 Fax: 400.56.44. RIF: J-000256411- NIT: 0036613939
Capital Autorizado: Bs. 97.973.320.000,00 - Capital Suscrito y Pagado: Bs. 75.368 355.000,00 - www.corimon.com

"CORIMON, C.A."
CAPITAL AUTORIZADO: Bs. 97.973.320.000,00
CAPITAL SUSCRITO Y PAGADO: Bs. 78.383.090.000,00
CARACAS, VENEZUELA

CONVOCATORIA

Se convoca a los señores accionistas para la Asamblea General de Corimon, C.A., que se celebrará el día diecinueve (19) de julio de 2007, a las 12:30 p.m., en el Pent- House del edificio Corimon, ubicado en la calle Hans Neumann de Los Cortijos de Lourdes, en la ciudad de Caracas, Venezuela, a fin de tratar la siguiente agenda:

1. Considerar y resolver acerca de los estados financieros correspondientes al ejercicio económico terminado el 30 de abril de 2007, con vista del informe de los Comisarios, así como considerar y resolver acerca del informe de la Junta Directiva.

2. Considerar y resolver acerca del nombramiento de los Comisarios y sus suplentes, así como fijarles su remuneración; designar una firma independiente de contadores públicos para que emita su dictamen sobre los estados financieros anuales de la compañía.

3. Considerar y resolver, con vista al proyecto que presentará la Junta Directiva, sobre el decreto de un dividendo con cargo a la cuenta de Utilidades No Distribuidas.

Caracas, cuatro (4) de julio de 2007

La Junta Directiva

Nota: Se participa a los señores accionistas que la memoria y cuenta presentada por la Junta Directiva, los estados financieros auditados por contadores públicos, correspondientes al ejercicio económico finalizado el día 30 de abril de 2007, el informe de los Comisarios y demás documentación relacionada con esta convocatoria, se encuentran a su disposición en las oficinas de la compañía ubicadas en la calle Hans Neumann, edificio Corimon, Pent-House, Los Cortijos de Lourdes, Caracas, Venezuela y en el Venezolano de Crédito, Banco Universal, Departamento de Valores, en la Avenida Alameda, Piso 8, San Bernardino, Caracas, Venezuela.

Item #85

Caracas, July 3, 2007

To
Karen Alvarado
Operations Managers
Caja Venezolana de Valores

Dear Mrs. Alvarado

For purposes of complying with the Capital Markets Law, we hereby submit the notice of meeting for the Regular Meeting of Shareholders of Corimon, C.A. to be published on July 4, 2007 in newspapers "El Universal" and "El Nacional". Such Meeting shall discuss on the following items:

1. Consider and resolve upon the financial statements for the year ended April 30th, 2007, considering the Statutory Auditors' Report, as well as consider and resolve upon the Board of Directors' Report.

2. Consider and resolve upon the appointment of the statutory auditors and their alternates and determine their remuneration. Appoint an independent public accounting firm to issue an opinion on the company's annual financial statements.

3. Consider and resolve upon the proposal submitted by the Board of Directors concerning a dividend payment against Retained Earnings.

Being there no further matters to discuss, we expect your attendance to the meeting, our best regards.

Sincerely,

Virginia Serra L.
Investor Relations

CORIMON, C.A.
AUTHORIZED CAPITAL Bs. 97.973.320.000,00
SUBSCRIBED AND PAID-IN CAPITAL Bs. 78.383.090.000,00
CARACAS, VENEZUELA

NOTICE OF MEETING

The shareholders of Corimon, C.A. are called to a Regular Shareholders Meeting to be held on July 19th, 2007, at 12:30 a.m. in the Pent-House of the Corimon building, located at Calle Hans Neumann, Los Cortijos de Lourdes, in the city of Caracas, Venezuela, in order to deliberate on the following agenda:

1. Consider and resolve upon the financial statements for the year ended April 30th, 2007, considering the Statutory Auditors' Report, as well as consider and resolve upon the Board of Directors' Report.

2. Consider and resolve upon the appointment of the statutory auditors and their alternates and determine their remuneration. Appoint an independent public accounting firm to issue an opinion on the company's annual financial statements.

3. Consider and resolve upon the proposal submitted by the Board of Directors concerning a dividend payment against Retained Earnings.

The Board of Directors

Caracas, July 4th, 2007

Note: The shareholders are informed that the statement and account submitted by the Board of Directors, the financial statements audited by public accountants for the fiscal year ended April 30th, 2007 and the Statutory Auditors report are available for your inspection at the Company's offices located at Calle Hans Neumann, Corimon building, penthouse, Los Cortijos de Lourdes, and at Venezolano de Crédito Banco Universal, Securities Department, at Avenida Alameda, 8th floor, San Bernardino, Caracas, Venezuela.

CORIMON

RECEIVED

[illegible] A 10:23

[illegible] CORPORATE FINANCE

Caracas, 3 de julio de 2007

Señora
Carmen Hermoso
Gerente de Operaciones
Caja Venezolana de Valores
Ciudad.-

C. V. V.
Caja Ve[illegible] Valores S.A.
04 JUL 2007
La recepción [illegible] documento no [illegible] de su contenido.

Estimada Sra. Hermoso

A los fines de dar cumplimiento a la Ley de Mercado de Capitales, anexo a la presente le hacemos llegar la convocatoria para la Asamblea General Ordinaria de Accionistas de Corimon C.A., que será publicada el día 4 de julio de 2007 en los periódicos "El Universal" y "El Nacional". En dicha Asamblea se tratarán los siguientes puntos:

1. Considerar y resolver acerca de los estados financieros correspondientes al ejercicio económico terminado el 30 de abril de 2007; con vista del informe de los Comisarios, así como considerar y resolver acerca del informe de la Junta Directiva.

2. Considerar y resolver acerca del nombramiento de los Comisarios y sus suplentes, así como fijarles su remuneración; designar una firma independiente de contadores públicos para que emita su dictamen sobre los estados financieros anuales de la compañía.

3. Considerar y resolver, con vista al proyecto que presentará la Junta Directiva, sobre el decreto de un dividendo con cargo a la cuenta de Utilidades No Distribuidas.

Sin otro particular al cual hacer referencia, y esperando contar con su grata presencia, se despide de usted,

Atentamente,

Virginia Serra L.
Relaciones con Inversionistas

CORIMON, C.A., S.A.C.A., Calle Hans Neumann, Edif. Corimon, Los Cortijos de Lourdes, Caracas 1071, VENEZUELA
Telfs.: 400.55.55 Fax: 400.56.44. RIF: J-000256411- NIT: 0036613939
Capital Autorizado: Bs. 97.973.320.000,00 - Capital Suscrito y Pagado: Bs. 75.368.355.000,00 - www.corimon.com

"CORIMON, C.A."
CAPITAL AUTORIZADO: Bs. 97.973.320.000,00
CAPITAL SUSCRITO Y PAGADO: Bs. 78.383.090.000,00
CARACAS, VENEZUELA

CONVOCATORIA

Se convoca a los señores accionistas para la Asamblea General de Corimon, C.A., que se celebrará el día diecinueve (19) de julio de 2007, a las 12:30 p.m., en el Pent- House del edificio Corimon, ubicado en la calle Hans Neumann de Los Cortijos de Lourdes, en la ciudad de Caracas, Venezuela, a fin de tratar la siguiente agenda:

1. Considerar y resolver acerca de los estados financieros correspondientes al ejercicio económico terminado el 30 de abril de 2007, con vista del informe de los Comisarios, así como considerar y resolver acerca del informe de la Junta Directiva.

2. Considerar y resolver acerca del nombramiento de los Comisarios y sus suplentes, así como fijarles su remuneración; designar una firma independiente de contadores públicos para que emita su dictamen sobre los estados financieros anuales de la compañía.

3. Considerar y resolver, con vista al proyecto que presentará la Junta Directiva, sobre el decreto de un dividendo con cargo a la cuenta de Utilidades No Distribuidas.

Caracas, cuatro (4) de julio de 2007

La Junta Directiva

Nota: Se participa a los señores accionistas que la memoria y cuenta presentada por la Junta Directiva, los estados financieros auditados por contadores públicos, correspondientes al ejercicio económico finalizado el día 30 de abril de 2007, el informe de los Comisarios y demás documentación relacionada con esta convocatoria, se encuentran a su disposición en las oficinas de la compañía ubicadas en la calle Hans Neumann, edificio Corimon, Pent-House, Los Cortijos de Lourdes, Caracas, Venezuela y en el Venezolano de Crédito, Banco Universal, Departamento de Valores, en la Avenida Alameda, Piso 8, San Bernardino, Caracas, Venezuela.

Item #86

Caracas, July 3, 2007

To
Fernando José De Candia Ochoa
President
Comisión Nacional de Valores

Dear Mr. De Candia:

For purposes of complying with the Capital Markets Law, we hereby submit the notice of meeting for the Regular Meeting of Shareholders of Corimon, C.A. to be published on July 4, 2007 in newspapers "El Universal" and "El Nacional". Such Meeting shall discuss on the following items:

1. Consider and resolve upon the financial statements for the year ended April 30th, 2007, considering the Statutory Auditors' Report, as well as consider and resolve upon the Board of Directors' Report.

2. Consider and resolve upon the appointment of the statutory auditors and their alternates and determine their remuneration. Appoint an independent public accounting firm to issue an opinion on the company's annual financial statements.

3. Consider and resolve upon the proposal submitted by the Board of Directors concerning a dividend payment against Retained Earnings.

Being there no further matters to discuss, we expect your attendance to the meeting, our best regards.

Sincerely,

Virginia Serra L.
Investor Relations

CORIMON, C.A.
AUTHORIZED CAPITAL Bs. 97.973.320.000,00
SUBSCRIBED AND PAID-IN CAPITAL Bs. 78.383.090.000,00
CARACAS, VENEZUELA

NOTICE OF MEETING

The shareholders of Corimon, C.A. are called to a Regular Shareholders Meeting to be held on July 19th, 2007, at 12:30 a.m. in the Pent-House of the Corimon building, located at Calle Hans Neumann, Los Cortijos de Lourdes, in the city of Caracas, Venezuela, in order to deliberate on the following agenda:

1. Consider and resolve upon the financial statements for the year ended April 30th, 2007, considering the Statutory Auditors' Report, as well as consider and resolve upon the Board of Directors' Report.

2. Consider and resolve upon the appointment of the statutory auditors and their alternates and determine their remuneration. Appoint an independent public accounting firm to issue an opinion on the company's annual financial statements.

3. Consider and resolve upon the proposal submitted by the Board of Directors concerning a dividend payment against Retained Earnings.

The Board of Directors

Caracas, July 4th, 2007

Note: The shareholders are informed that the statement and account submitted by the Board of Directors, the financial statements audited by public accountants for the fiscal year ended April 30th, 2007 and the Statutory Auditors report are available for your inspection at the Company's offices located at Calle Hans Neumann, Corimon building, penthouse, Los Cortijos de Lourdes, and at Venezolano de Crédito Banco Universal, Securities Department, at Avenida Alameda, 8th floor, San Bernardino, Caracas, Venezuela

CORIMON

Caracas, 3 de julio de 2007

Doctor
Fernando José De Candia Ochoa
Presidente
Comisión Nacional de Valores
Ciudad.-

Estimado Dr. De Candia:

A los fines de dar cumplimiento a la Ley de Mercado de Capitales, anexo a la presente le hacemos llegar la convocatoria para la Asamblea General Ordinaria de Accionistas de Corimon C.A., que será publicada el día 4 de julio de 2007 en los periódicos "El Universal" y "El Nacional". En dicha Asamblea se tratarán los siguientes puntos:

1. Considerar y resolver acerca de los estados financieros correspondientes al ejercicio económico terminado el 30 de abril de 2007, con vista del informe de los Comisarios, así como considerar y resolver acerca del informe de la Junta Directiva.

2. Considerar y resolver acerca del nombramiento de los Comisarios y sus suplentes, así como fijarles su remuneración; designar una firma independiente de contadores públicos para que emita su dictamen sobre los estados financieros anuales de la compañía.

3. Considerar y resolver, con vista al proyecto que presentará la Junta Directiva, sobre el decreto de un dividendo con cargo a la cuenta de Utilidades No Distribuidas.

Sin otro particular al cual hacer referencia, y esperando contar con su grata presencia, se despide de usted,

Atentamente,

Virginia Serra L.
Relaciones con Inversionistas

"CORIMON, C.A."

CAPITAL AUTORIZADO: Bs. 97.973.320.000,00
CAPITAL SUSCRITO Y PAGADO: Bs. 78.383.090.000,00
CARACAS, VENEZUELA

CONVOCATORIA

Se convoca a los señores accionistas para la Asamblea General de Corimon, C.A., que se celebrará el día diecinueve (19) de julio de 2007, a las 12:30 p.m., en el Pent- House del edificio Corimon, ubicado en la calle Hans Neumann de Los Cortijos de Lourdes, en la ciudad de Caracas, Venezuela, a fin de tratar la siguiente agenda:

1. Considerar y resolver acerca de los estados financieros correspondientes al ejercicio económico terminado el 30 de abril de 2007, con vista del informe de los Comisarios, así como considerar y resolver acerca del informe de la Junta Directiva.

2. Considerar y resolver acerca del nombramiento de los Comisarios y sus suplentes, así como fijarles su remuneración; designar una firma independiente de contadores públicos para que emita su dictamen sobre los estados financieros anuales de la compañía.

3. Considerar y resolver, con vista al proyecto que presentará la Junta Directiva, sobre el decreto de un dividendo con cargo a la cuenta de Utilidades No Distribuidas.

Caracas, cuatro (4) de julio de 2007

La Junta Directiva

Nota: Se participa a los señores accionistas que la memoria y cuenta presentada por la Junta Directiva, los estados financieros auditados por contadores públicos, correspondientes al ejercicio económico finalizado el día 30 de abril de 2007, el informe de los Comisarios y demás documentación relacionada con esta convocatoria, se encuentran a su disposición en las oficinas de la compañía ubicadas en la calle Hans Neumann, edificio Corimon, Pent-House, Los Cortijos de Lourdes, Caracas, Venezuela y en el Venezolano de Crédito, Banco Universal, Departamento de Valores, en la Avenida Alameda, Piso 8, San Bernardino, Caracas, Venezuela.

Item #87

Caracas, July 3, 2007

To
Angel Godón
Transfer Agent Manager
Banco Venezolano de Crédito

Dear Mr. Godón

For purposes of complying with the Capital Markets Law, we hereby submit the notice of meeting for the Regular Meeting of Shareholders of Corimon, C.A. to be published on July 4, 2007 in newspapers "El Universal" and "El Nacional". Such Meeting shall discuss on the following items:

1. Consider and resolve upon the financial statements for the year ended April 30th, 2007, considering the Statutory Auditors' Report, as well as consider and resolve upon the Board of Directors' Report.

2. Consider and resolve upon the appointment of the statutory auditors and their alternates and determine their remuneration. Appoint an independent public accounting firm to issue an opinion on the company's annual financial statements.

3. Consider and resolve upon the proposal submitted by the Board of Directors concerning a dividend payment against Retained Earnings.

Being there no further matters to discuss, we expect your attendance to the meeting, our best regards.

Sincerely,

Virginia Serra L.
Investor Relations

CORIMON, C.A.
AUTHORIZED CAPITAL Bs. 97.973.320.000,00
SUBSCRIBED AND PAID-IN CAPITAL Bs. 78.383.090.000,00
CARACAS, VENEZUELA

NOTICE OF MEETING

The shareholders of Corimon, C.A. are called to a Regular Shareholders Meeting to be held on July 19th, 2007, at 12:30 a.m. in the Pent-House of the Corimon building, located at Calle Hans Neumann, Los Cortijos de Lourdes, in the city of Caracas, Venezuela, in order to deliberate on the following agenda:

1. Consider and resolve upon the financial statements for the year ended April 30th, 2007, considering the Statutory Auditors' Report, as well as consider and resolve upon the Board of Directors' Report.

2. Consider and resolve upon the appointment of the statutory auditors and their alternates and determine their remuneration. Appoint an independent public accounting firm to issue an opinion on the company's annual financial statements.

3. Consider and resolve upon the proposal submitted by the Board of Directors concerning a dividend payment against Retained Earnings.

The Board of Directors

Caracas, July 4th, 2007

Note: The shareholders are informed that the statement and account submitted by the Board of Directors, the financial statements audited by public accountants for the fiscal year ended April 30th, 2007 and the Statutory Auditors report are available for your inspection at the Company's offices located at Calle Hans Neumann, Corimon building, penthouse, Los Cortijos de Lourdes, and at Venezolano de Crédito Banco Universal, Securities Department, at Avenida Alameda, 8th floor, San Bernardino, Caracas, Venezuela.

CORIMON

VENEZOLANO DE CREDITO S.A
BANCO UNIVERSAL
GCIA. AGENTE DE TRASPASO
07 JUL -4 AM
RECIBIDO

Caracas, 3 de julio de 2007

Señor
Angel Godón
Gerente Agente de Traspaso
Banco Venezolano de Crédito
Ciudad.-

Estimado Sr. Godón

A los fines de dar cumplimiento a la Ley de Mercado de Capitales, anexo a la presente le hacemos llegar la convocatoria para la Asamblea General Ordinaria de Accionistas de Corimon C.A., que será publicada el día 4 de julio de 2007 en los periódicos "El Universal" y "El Nacional". En dicha Asamblea se tratarán los siguientes puntos:

1. Considerar y resolver acerca de los estados financieros correspondientes al ejercicio económico terminado el 30 de abril de 2007, con vista del informe de los Comisarios, así como considerar y resolver acerca del informe de la Junta Directiva.

2. Considerar y resolver acerca del nombramiento de los Comisarios y sus suplentes, así como fijarles su remuneración; designar una firma independiente de contadores públicos para que emita su dictamen sobre los estados financieros anuales de la compañía.

3. Considerar y resolver, con vista al proyecto que presentará la Junta Directiva, sobre el decreto de un dividendo con cargo a la cuenta de Utilidades No Distribuidas.

Sin otro particular al cual hacer referencia, y esperando contar con su grata presencia, se despide de usted,

Atentamente,

Virginia Serra L.
Relaciones con Inversionistas

"CORIMON, C.A."
CAPITAL AUTORIZADO: Bs. 97.973.320.000,00
CAPITAL SUSCRITO Y PAGADO: Bs. 78.383.090.000,00
CARACAS, VENEZUELA

CONVOCATORIA

Se convoca a los señores accionistas para la Asamblea General de Corimon, C.A., que se celebrará el día diecinueve (19) de julio de 2007, a las 12:30 p.m., en el Pent- House del edificio Corimon, ubicado en la calle Hans Neumann de Los Cortijos de Lourdes, en la ciudad de Caracas, Venezuela, a fin de tratar la siguiente agenda:

1. Considerar y resolver acerca de los estados financieros correspondientes al ejercicio económico terminado el 30 de abril de 2007, con vista del informe de los Comisarios, así como considerar y resolver acerca del informe de la Junta Directiva.

2. Considerar y resolver acerca del nombramiento de los Comisarios y sus suplentes, así como fijarles su remuneración; designar una firma independiente de contadores públicos para que emita su dictamen sobre los estados financieros anuales de la compañía.

3. Considerar y resolver, con vista al proyecto que presentará la Junta Directiva, sobre el decreto de un dividendo con cargo a la cuenta de Utilidades No Distribuidas.

Caracas, cuatro (4) de julio de 2007

La Junta Directiva

Nota: Se participa a los señores accionistas que la memoria y cuenta presentada por la Junta Directiva, los estados financieros auditados por contadores públicos, correspondientes al ejercicio económico finalizado el día 30 de abril de 2007, el informe de los Comisarios y demás documentación relacionada con esta convocatoria, se encuentran a su disposición en las oficinas de la compañía ubicadas en la calle Hans Neumann, edificio Corimon, Pent-House, Los Cortijos de Lourdes, Caracas, Venezuela y en el Venezolano de Crédito, Banco Universal, Departamento de Valores, en la Avenida Alameda, Piso 8, San Bernardino, Caracas, Venezuela.

Item #88

Caracas, July 4, 2007

To
Victor Julio Flores
President
Bolsa de Valores de Caracas (Caracas Stock Exchange)

Dear Mr. Flores

We attach herein a copy of the notice of meeting for the General Shareholders' Meeting of Corimon, C.A. published today, July 4, 2007, in newspapers "El Universal" and "El Nacional".

We also attach two (2) copies of the audited financial statements for the fiscal year ended on April 30, 2007.

Being there no further matters to discuss, our best regards.

Sincerely,

Virginia Serra L.
Investor Relations

CORIMON, C.A.
AUTHORIZED CAPITAL Bs. 97.973.320.000,00
SUBSCRIBED AND PAID-IN CAPITAL Bs. 78.383.090.000,00
CARACAS, VENEZUELA

NOTICE OF MEETING

The shareholders of Corimon, C.A. are called to a Regular Shareholders Meeting to be held on July 19th, 2007, at 12:30 a.m. in the Pent-House of the Corimon building, located at Calle Hans Neumann, Los Cortijos de Lourdes, in the city of Caracas, Venezuela, in order to deliberate on the following agenda:

1. Consider and resolve upon the financial statements for the year ended April 30th, 2007, considering the Statutory Auditors' Report, as well as consider and resolve upon the Board of Directors' Report.

2. Consider and resolve upon the appointment of the statutory auditors and their alternates and determine their remuneration. Appoint an independent public accounting firm to issue an opinion on the company's annual financial statements.

3. Consider and resolve upon the proposal submitted by the Board of Directors concerning a dividend payment against Retained Earnings.

The Board of Directors

Caracas, July 4th, 2007

Note: The shareholders are informed that the statement and account submitted by the Board of Directors, the financial statements audited by public accountants for the fiscal year ended April 30th, 2007 and the Statutory Auditors report are available for your inspection at the Company's offices located at Calle Hans Neumann, Corimon building, penthouse, Los Cortijos de Lourdes, and at Venezolano de Crédito Banco Universal, Securities Department, at Avenida Alameda, 8th floor, San Bernardino, Caracas, Venezuela.

RECEIVED
2007 AUG 16 A 10:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CORIMON, C.A. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

April 30, 2007 and November 30, 2006

(Milions of constant bolivars as of April 30, 2007)

Assets	2007	2006
Current Assets		
Cash and deposits	11.220	17.276
Time deposits	654	684
Temporary Investments	5.450	-
Notes and accounts receivable		
Trade	74.372	122.748
Retained taxes	16.039	13.085
Inversiones Neuco, C. A.	1.452	1.518
Prepayment - Suppliers	1.267	2.045
Officials and employees	512	517
Other	3.339	2.392
	96.981	142.305
Less allowance for doubtful accounts	4.088	4.205
Notes and account receivables, net	92.893	138.100
Inventories, net	55.807	60.276
Prepaid expenses	1.709	2.039
Deferred taxes	2.768	2.827
Total current assets	170.501	221.202
Long.term account receivables	10.034	10.033
Investment in shares	9.420	4.352
Properrty, plant and equipment	136.045	148.691
Property and other assets for sale	17.389	16.147
Long-term deferred taxes	1.764	1.645
Deferred charges and other assets	8.021	5.783
Total assets	353.174	407.853

CORIMON, C.A. AND ITS SUBSIDIARIES

Consolidated Balance Sheet

November 30th, 2006 and 2005

(Millions of constant bolivars as of november 30th, 2006)

Liabilities and Shareholdres' Equity	2007	2006
Current liabilities		
Bank loans	18.178	53.509
Notes and accounts payable		
Trade	38.653	55.274
Directors and shareholders	501	453
Total notes and accounts payable	39.154	55.727
Payable Dividends	10.252	897
Income tax	781	-
Accrued expenses	25.672	30.602
Total current liabilities	94.037	140.735
Long-term bank loans	1.661	2.153
Accrual for employees termination benefits, net of advances	5.862	6.015
Deferred tax	608	746
Other liabilities	1.367	1.428
Total liabilities	103.535	151.077
Minority interests	4.183	4.415
Shareholders' equity, refer to consolidated statements of shareholders' equity	245.456	252.361
Total liabilities and shareholders' equity	353.174	407.853

CORIMON, C. A. AND ITS AFFILIATES

Consolidated Statement of Income

Five-month period ended April 30, 2007
and year ended November 30, 2006

(Millions of constant bolivars as of november 30th, 2007,
except for income per share)

	2007	2006
Net Sales	93.890	354.380
Cost of Sales	69.274	259.584
Gross income	24.616	94.796
Operating expenses		
Selling	12.539	42.887
Administrative and general	7.734	21.084
Total operating expenses	20.273	63.971
Operating Income	4.343	30.825
Integral financial cost (income)		
Interests expenses, net	(1.590)	(4.595)
Foreign exchange, net	-	25
Realized result from holding non monetary assets	7.508	158
Monetary result	(73)	(3.662)
Total integral financial income (cost)	5.845	(8.074)
Other expenses, net	(456)	(1.834)
Net income before income taxes, extraordinary account and minority interests in the consolidated affiliate net income	9.732	20.917
Income Tax		
Current	(3.602)	(9.295)
Deferred	189	1.651
Total taxes	(3.413)	(7.644)
Net income before extraordinary account and minority interest in the consolidated affiliate	6.319	13.273
Extraordinary account - fiscal benefit for the use of previous years' fiscal losses, discounts for new investments and credit to business assets	2.679	6.192
Net income before minority interest in the consolidated affiliate net income	8.998	19.465
Minority interest participation in the consolidated affiliate's income	240	530
Net Income	9.238	19.995
Net Income per share	589	1.275

CORIMON, C. A. AND ITS AFFILIATES

Consolidated Statment of Shareholders' Equity

Five-month period ended April 30, 2007 and year ended November 30, 2006

(Millions of constant bolivars as of April 30, 2007)

	Capital stock common shares (nominal)	Capital stock adjustment	Premium on share issuance	Treasury stock	Premium on book value over the cost of subsidiaries' shares	Retained earnings (deficit)			Unrealized effect on investment valuation	Cumulative translation adjustment	Result from holding nonmonetary assets (RETANM)	Total Shareholders' equity
						Legal reserve	Not distributed (deficit)	Total				
Balances as of November 30, 2005, reestructured	75 368	77 852	1 991	(139)	20 460	46 376	34 561	80 937	-	12 768	(10 730)	258 507
Dividends declared												
Stock dividend	3 015	607	-	-	-	-	(3 622)	(3 622)	-	-	-	-
Cash dividend	-	-	-	-	-	-	(1 860)	(1 860)	-	-	-	(1 860)
Net Income	-	-	-	-	-	-	19 995	19 995	-	-	-	19 995
Translation adjustment	-	-	-	-	-	-	-	-	-	(2 210)	-	(2 210)
Effect on investment valuation	-	-	-	-	-	-	-	-	(268)	-	-	(268)
Result from holding nonmonetary assets	-	-	-	-	-	-	(944)	(944)	-	-	(20 859)	(21 803)
Balances as of November 30th, 2006	78 383	78 459	1 991	(139)	20 460	46 376	48 130	94 506	(268)	10 558	(31 589)	252 361
Rise in treasury shares				(67)								(67)
Cash dividends declared	-	-	-	-	-	-	(9 468)	(9 468)	-	-	-	(9 468)
Net effect on investment valuation	-	-	-	-	-	-	-	-	(75)	-	-	(75)
Result from holding nonmonetary assets	-	-	-	-	-	-	-	-	-	-	(5 915)	(5 915)
Net Income	-	-	-	-	-	-	9 238	9 238	-	-	-	9 238
Translation adjustment	-	-	-	-	-	-	-	-	-	(618)	-	(618)
Balances as of April 30, 2007	78.383	78 459	1 991	(206)	20 460	46 376	47 900	94 276	(343)	9 940	(37 504)	245 456

CORIMON

Caracas, 4 de julio de 2007

BOLSA DE VALORES DE CARACAS, C.A.
RECIBIDO
04 JUL. 2007
NO IMPLICA LA ACEPTACION DE SU CONTENIDO

Señor
Víctor Julio Flores
Presidente
Bolsa de Valores de Caracas
Ciudad.-

Estimado Sr. Flores

Anexamos copia de la convocatoria a la Asamblea General de Accionistas de Corimon C.A., que fue publicada hoy 4 de julio de 2007 en los periódicos "El Universal" y "El Nacional".

De igual forma anexamos dos (2) ejemplares de los estados financieros auditados para el periodo fiscal que finalizó el 30 de abril de 2007.

Sin otro particular al cual hacer referencia, se despide de usted,

Atentamente,

Virginia Serra L.
Relaciones con Inversionistas

"CORIMON, C.A."
CAPITAL AUTORIZADO: BS. 97.973.320.000,00
CAPITAL SUSCRITO Y PAGADO: BS. 78.383.090.000,00
CARACAS, VENEZUELA

CONVOCATORIA

Se convoca a los señores accionistas para la Asamblea General de Corimon, C.A., que se celebrará el día diecinueve (19) de julio de 2007, a las 12:30 p.m., en el Pent-House del edificio Corimon, ubicado en la calle Hans Neumann de Los Cortijos de Lourdes, en la ciudad de Caracas, Venezuela, a fin de tratar la siguiente agenda:

1.- Considerar y resolver acerca de los estados financieros correspondientes al ejercicio económico terminado el 30 de abril de 2007, con vista del informe de los Comisarios, así como considerar y resolver acerca del informe de la Junta Directiva.

2.- Considerar y resolver acerca del nombramiento de los Comisarios y sus suplentes, así como fijarles su remuneración; designar una firma independiente de contadores públicos para que emita su dictamen sobre los estados financieros anuales de la compañía.

3.- Considerar y resolver, con vista al proyecto que presentará la Junta Directiva, sobre el decreto de un dividendo con cargo a la cuenta de Utilidades No Distribuidas.

Caracas, cuatro (4) de julio de 2007

La Junta Directiva

Nota: Se participa a los señores accionistas que la memoria y cuenta presentada por la Junta Directiva, los estados financieros auditados por contadores públicos, correspondientes al ejercicio económico finalizado el día 30 de abril de 2007, el informe de los Comisarios y demás documentación relacionada con esta convocatoria, se encuentran a su disposición en las oficinas de la compañía ubicadas en la calle Hans Neumann, edificio Corimon, Pent-House, Los Cortijos de Lourdes, Caracas, Venezuela y en el Venezolano de Crédito, Banco Universal, Departamento de Valores, en la Avenida Alameda, Piso 6, San Bernardino, Caracas, Venezuela.

"CORIMON, C.A."

CAPITAL AUTORIZADO: BS. 97.973.320.000,00
CAPITAL SUSCRITO Y PAGADO: BS. 78.383.090.000,00
CARACAS, VENEZUELA

CONVOCATORIA

Se convoca a los señores accionistas para la Asamblea General de Corimon, C.A., que se celebrará el dia diecinueve (19) de julio de 2007, a las 12:30 p.m., en el Pent- House del edificio Corimon, ubicado en la calle Hans Neumann de Los Cortijos de Lourdes, en la ciudad de Caracas, Venezuela, a fin de tratar la siguiente agenda:

1.- Considerar y resolver acerca de los estados financieros correspondientes al ejercicio económico terminado el 30 de abril de 2007, con vista del informe de los Comisarios, así como considerar y resolver acerca del informe de la Junta Directiva.

2.- Considerar y resolver acerca del nombramiento de los Comisarios y sus suplentes, así como fijarles su remuneración; designar una firma independiente de contadores públicos para que emita su dictamen sobre los estados financieros anuales de la compañía.

3.- Considerar y resolver, con vista al proyecto que presentará la Junta Directiva, sobre el decreto de un dividendo con cargo a la cuenta de Utilidades No Distribuidas.

Caracas, cuatro (4) de julio de 2007

La Junta Directiva

Nota: Se participa a los señores accionistas que la memoria y cuenta presentada por la Junta Directiva, los estados financieros auditados por contadores públicos, correspondientes al ejercicio económico finalizado el dia 30 de abril de 2007, el informe de los Comisarios y demás documentación relacionada con esta convocatoria, se encuentran a su disposición en las oficinas de la compañía ubicadas en la calle Hans Neumann, edificio Corimon, Pent-House, Los Cortijos de Lourdes, Caracas, Venezuela y en el Venezolano de Crédito, Banco Universal, Departamento de Valores, en la Avenida Alameda, Piso 8, San Bernardino, Caracas, Venezuela.

CORIMON, C. A. Y COMPAÑÍAS FILIALES

Balances Generales Consolidados

30 de abril de 2007 y 30 de noviembre de 2006

(Expresados en millones de bolívares constantes del 30 de abril de 2007)

Activos	2007	2006
Activos circulantes:		
Efectivo y equivalentes de efectivo (notas 1-g y 2)	11.220	17.276
Depósitos a plazo fijo	654	684
Inversiones temporales (notas 2 y 12)	5.450	-
Documentos y cuentas por cobrar (nota 2):		
Comerciales	74.372	122.748
Impuestos retenidos (nota 9)	16.039	13.085
Inversiones Neuco, C. A. (nota 5)	1.452	1.518
Anticipo a proveedores	1.267	2.045
Funcionarios y empleados	512	517
Otras	3.339	2.392
	96.981	142.305
Menos estimación para cuentas de cobro dudoso	4.088	4.205
Total documentos y cuentas por cobrar	92.893	138.100
Inventarios, neto (nota 3)	55.807	60.276
Gastos pagados por anticipado	1.709	2.039
Impuesto diferido (nota 9)	2.768	2.827
Total activos circulantes	170.501	221.202
Cuentas por cobrar a largo plazo (nota 5)	10.034	10.033
Inversiones en acciones (nota 4)	9.420	4.352
Propiedades, plantas y equipo, neto (nota 6)	136.045	148.691
Terrenos y otros activos para la venta (nota 1-m)	17.389	16.147
Impuesto diferido a largo plazo (nota 9)	1.764	1.645
Cargos diferidos y otros activos (notas 2 y 7)	8.021	5.783
Total activos	353.174	407.853

CORIMON, C. A. Y COMPAÑÍAS FILIALES

Balances Generales Consolidados, Continuación

30 de abril de 2007 y 30 de noviembre de 2006

(Expresados en millones de bolívares constantes del 30 de abril de 2007)

Pasivos y Patrimonio	2007	2006
Pasivos circulantes:		
Préstamos y otras obligaciones financieras (notas 2 y 8)	18.178	53.509
Documentos y cuentas por pagar (nota 2):		
Comerciales	38.653	55.274
Directores y accionistas	501	453
Total documentos y cuentas por pagar	39.154	55.727
Dividendos por pagar (nota 11)	10.252	897
Impuestos sobre la renta por pagar (nota 9)	781	-
Gastos acumulados (notas 2 y 10)	25.672	30.602
Total pasivos circulantes	94.037	140.735
Préstamos y otras obligaciones financieras a largo plazo (notas 2 y 8)	1.661	2.153
Acumulación para indemnizaciones laborales, neto de anticipos	5.862	6.015
Impuesto diferido a largo plazo (nota 9)	608	746
Otros pasivos	1.367	1.428
Total pasivos	103.535	151.077
Intereses minoritarios (nota 11)	4.183	4.415
Patrimonio, véanse los estados consolidados de movimiento de las cuentas de patrimonio (nota 11)	245.456	252.361
Total pasivos y patrimonio	353.174	407.853

Las notas que se acompañan forman parte de los estados financieros consolidados.

CORIMON, C. A. Y COMPAÑÍAS FILIALES

Estados Consolidados de Ganancias y Pérdidas

Período de cinco meses terminado el 30 de abril de 2007
y año terminado el 30 de noviembre de 2006

(Expresados en millones de bolívares constantes del 30 de abril de 2007,
excepto la utilidad neta por acción)

	2007	**2006**
Ventas netas	93.890	354.380
Costo de ventas	69.274	259.584
Utilidad bruta	24.616	94.796
Gastos de operaciones:		
De ventas	12.539	42.887
Administración y generales	7.734	21.084
Total gastos de operaciones	20.273	63.971
Utilidad en operaciones	4.343	30.825
Ingreso (costo) integral de financiamiento:		
Intereses gastos, neto	(1.590)	(4.595)
Diferencia en fluctuación cambiaria, neta	-	25
Resultado realizado por tenencia de activos no monetarios	7.508	158
Resultado monetario del ejercicio (nota 13)	(73)	(3.662)
Total ingreso (costo) integral de financiamiento	5.845	(8.074)
Otros egresos, netos (notas 11-b y 12)	(456)	(1.834)
Utilidad antes de impuesto sobre la renta, partida extraordinaria y participación minoritaria en la utilidad de filial consolidada	9.732	20.917
Impuesto sobre la renta (nota 9):		
Corriente	(3.602)	(9.295)
Diferido	189	1.651
Total impuesto sobre la renta	(3.413)	(7.644)
Utilidad antes de partida extraordinaria y participación minoritaria en la utilidad de filial consolidada	6.319	13.273
Partida extraordinaria - beneficio fiscal por la utilización de pérdidas fiscales de años anteriores y rebajas por nuevas inversiones (nota 9)	2.679	6.192
Utilidad antes de participación minoritaria en la utilidad de filial consolidada	8.998	19.465
Participación minoritaria en la pérdida de filial consolidada	240	530
Utilidad neta	9.238	19.995
Utilidad neta por acción (nota 1-w)	589	1.275

Las notas que se acompañan forman parte de los estados financieros consolidados.

CORIMON, C. A. Y COMPAÑIAS FILIALES

Estados Consolidados de Movimiento de las Cuentas de Patrimonio

Período de cinco meses terminado el 30 de abril de 2007 y año terminado el 30 de noviembre de 2006

(Expresados en millones de bolívares constantes del 30 de abril de 2007)

	Capital social acciones comunes (nominal)	Actualización del capital social	Prima en emisión de acciones	Acciones en tesorería	Exceso del valor neto en libros sobre el costo de acciones de filial	Utilidades retenidas			Efecto no realizado en valuación de inversiones	Ajuste acumulado por traducción monetaria	Resultado no realizado por tenencia de activos no monetarios (RETANM)	Total patrimonio
						Reserva legal	No distribuidas	Total				
Saldos al 30 de noviembre de 2005, reestructurados	75.368	77.852	1.991	(139)	20.460	46.376	34.561	80.937	-	12.768	(10.730)	258.507
Decreto de dividendos:												
En acciones	3.015	607	-	-	-	-	(3.622)	(3.622)	-	-	-	-
En efectivo	-	-	-	-	-	-	(1.860)	(1.860)	-	-	-	(1.860)
Utilidad neta	-	-	-	-	-	-	19.995	19.995	-	-	-	19.995
Ajuste por traducción	-	-	-	-	-	-	-	-	-	(2.210)	-	(2.210)
Efecto de valuación de inversiones	-	-	-	-	-	-	-	-	(268)	-	-	(268)
Efecto por tenencia de activos no monetarios	-	-	-	-	-	-	(944)	(944)	-	-	(20.859)	(21.803)
Saldos al 30 de noviembre de 2006	78.383	78.459	1.991	(139)	20.460	46.376	48.130	94.506	(268)	10.558	(31.589)	252.361
Aumento de acciones en tesorería				(67)								(67)
Decreto de dividendos en efectivo	-	-	-	-	-	-	(9.468)	(9.468)	-	-	-	(9.468)
Efecto neto de valuación de inversiones	-	-	-	-	-	-	-	-	(75)	-	-	(75)
Efecto por tenencia de activos no monetarios	-	-	-	-	-	-	-	-	-	-	(5.915)	(5.915)
Utilidad neta	-	-	-	-	-	-	9.238	9.238	-	-	-	9.238
Ajuste por traducción	-	-	-	-	-	-	-	-	-	(618)	-	(618)
Saldos al 30 de abril de 2007	78.383	78.459	1.991	(206)	20.460	46.376	47.900	94.276	(343)	9.940	(37.504)	245.456

Las notas que se acompañan forman parte de los estados financieros consolidados.

Item #89

Caracas, July 4, 2007

To
Carmen Hermoso
Operations Manager
Caja Venezolana de Valores

Dear Mrs. Hermoso

We attach herein a copy of the notice of meeting for the General Shareholders' Meeting of Corimon, C.A. published today, July 4, 2007, in newspapers "El Universal" and "El Nacional".

We also attach two (2) copies of the audited financial statements for the fiscal year ended on April 30, 2007.

Being there no further matters to discuss, our best regards.

Sincerely,

Virginia Serra L.
Investor Relations

CORIMON, C.A.
AUTHORIZED CAPITAL Bs. 97.973.320.000,00
SUBSCRIBED AND PAID-IN CAPITAL Bs. 78.383.090.000,00
CARACAS, VENEZUELA

NOTICE OF MEETING

The shareholders of Corimon, C.A. are called to a Regular Shareholders Meeting to be held on July 19th, 2007, at 12:30 a.m. in the Pent-House of the Corimon building, located at Calle Hans Neumann, Los Cortijos de Lourdes, in the city of Caracas, Venezuela, in order to deliberate on the following agenda:

1. Consider and resolve upon the financial statements for the year ended April 30th, 2007, considering the Statutory Auditors' Report, as well as consider and resolve upon the Board of Directors' Report.

2. Consider and resolve upon the appointment of the statutory auditors and their alternates and determine their remuneration. Appoint an independent public accounting firm to issue an opinion on the company's annual financial statements.

3. Consider and resolve upon the proposal submitted by the Board of Directors concerning a dividend payment against Retained Earnings.

The Board of Directors

Caracas, July 4th, 2007

Note: The shareholders are informed that the statement and account submitted by the Board of Directors, the financial statements audited by public accountants for the fiscal year ended April 30th, 2007 and the Statutory Auditors report are available for your inspection at the Company's offices located at Calle Hans Neumann, Corimon building, penthouse, Los Cortijos de Lourdes, and at Venezolano de Crédito Banco Universal, Securities Department, at Avenida Alameda, 8th floor, San Bernardino, Caracas, Venezuela.

CORIMON, C.A. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

April 30, 2007 and November 30, 2006

(Milions of constant bolivars as of April 30, 2007)

Assets	2007	2006
Current Assets		
Cash and deposits	11.220	17.276
Time deposits	654	684
Temporary Investments	5.450	-
Notes and accounts receivable		
Trade	74.372	122.748
Retained taxes	16.039	13.085
Inversiones Neuco, C. A.	1.452	1.518
Prepayment - Suppliers	1.267	2.045
Officials and employees	512	517
Other	3.339	2.392
	96.981	142.305
Less allowance for doubtful accounts	4.088	4.205
Notes and account receivables, net	92.893	138.100
Inventories, net	55.807	60.276
Prepaid expenses	1.709	2.039
Deferred taxes	2.768	2.827
Total current assets	170.501	221.202
Long.term account receivables	10.034	10.033
Investment in shares	9.420	4.352
Properrty, plant and equipment	136.045	148.691
Property and other assets for sale	17.389	16.147
Long-term deferred taxes	1.764	1.645
Deferred charges and other assets	8.021	5.783
Total assets	353.174	407.853

CORIMON, C.A. AND ITS SUBSIDIARIES

Consolidated Balance Sheet

November 30th, 2006 and 2005

(Millions of constant bolivars as of november 30th, 2006)

Liabilities and Shareholdres' Equity	**2007**	**2006**
Current liabilities		
Bank loans	18.178	53.509
Notes and accounts payable		
Trade	38.653	55.274
Directors and shareholders	501	453
Total notes and accounts payable	39.154	55.727
Payable Dividends	10.252	897
Income tax	781	-
Accrued expenses	25.672	30.602
Total current liabilities	94.037	140.735
Long-term bank loans	1.661	2.153
Accrual for employees termination benefits, net of advances	5.862	6.015
Deferred tax	608	746
Other liabilities	1.367	1.428
Total liabilities	103.535	151.077
Minority interests	4.183	4.415
Shareholders' equity, refer to consolidated statements of shareholders' equity	245.456	252.361
Total liabilities and shareholders' equity	353.174	407.853

CORIMON, C. A. AND ITS AFFILIATES

Consolidated Statement of Income

Five-month period ended April 30, 2007
and year ended November 30, 2006

(Millions of constant bolivars as of november 30th, 2007,
except for income per share)

	2007	2006
Net Sales	93.890	354.380
Cost of Sales	69.274	259.584
Gross income	24.616	94.796
Operating expenses		
Selling	12.539	42.887
Administrative and general	7.734	21.084
Total operating expenses	20.273	63.971
Operating Income	4.343	30.825
Integral financial cost (income)		
Interests expenses, net	(1.590)	(4.595)
Foreign exchange, net	-	25
Realized result from holding non monetary assets	7.508	158
Monetary result	(73)	(3.662)
Total integral financial income (cost)	5.845	(8.074)
Other expenses, net	(456)	(1.834)
Net income before income taxes, extraordinary account and minority interests in the consolidated affiliate net income	9.732	20.917
Income Tax		
Current	(3.602)	(9.295)
Deferred	189	1.651
Total taxes	(3.413)	(7.644)
Net income before extraordinary account and minority interest in the consolidated affiliate	6.319	13.273
Extraordinary account - fiscal benefit for the use of previous years' fiscal losses, discounts for new investments and credit to business assets	2.679	6.192
Net income before minority interest in the consolidated affiliate net income	8.998	19.465
Minority interest participation in the consolidated affiliate's income	240	530
Net Income	9.238	19.995
Net Income per share	589	1.275

CORIMON, C. A. AND ITS AFFILIATES

Consolidated Statment of Shareholders' Equity

Five-month period ended April 30, 2007 and year ended November 30, 2006

(Millions of constant bolivars as of April 30, 2007)

	Capital stock common shares (nominal)	Capital stock adjustment	Premium on share issuance	Treasury stock	Premium on book value over the cost of subsidiaries' shares	Retained earnings (deficit) Legal reserve	Retained earnings (deficit) Not distributed (deficit)	Retained earnings (deficit) Total	Unrealized effect on investment valuation	Cumulative translation adjustment	Result from holding nonmonetary assets (RETANM)	Total Shareholders' equity
Balances as of November 30, 2005, reestructured	75 368	77 852	1 991	(139)	20 460	46 376	34 561	80 937	-	12 768	(10 730)	258 507
Dividends declared												
Stock dividend	3 015	607	-	-	-	-	(3.622)	(3.622)	-	-	-	-
Cash dividend	-	-	-	-	-	-	(1 860)	(1 860)	-	-	-	(1 860)
Net Income	-	-	-	-	-	-	19 995	19 995	-	-	-	19 995
Translation adjustment	-	-	-	-	-	-	-	-	-	(2 210)	-	(2 210)
Effect on investment valuation	-	-	-	-	-	-	-	-	(268)	-	-	(268)
Result from holding nonmonetary assets	-	-	-	-	-	-	(944)	(944)	-	-	(20 859)	(21 803)
Balances as of November 30th, 2006	78 383	78 459	1 991	(139)	20 460	46 376	48 130	94 506	(268)	10 558	(31 589)	252 361
Rise in treasury shares				(67)								(67)
Cash dividends declared	-	-	-	-	-	-	(9 468)	(9 468)	-	-	-	(9 468)
Net effect on investment valuation	-	-	-	-	-	-	-	-	(75)	-	-	(75)
Result from holding nonmonetary assets	-	-	-	-	-	-	-	-	-	-	(5 915)	(5 915)
Net Income	-	-	-	-	-	-	9 238	9 238	-	-	-	9 238
Translation adjustment	-	-	-	-	-	-	-	-	-	(618)	-	(618)
Balances as of April 30, 2007	78 383	78 459	1.991	(206)	20 460	46 376	47 900	94 276	(343)	9 940	(37 504)	245 456

CORIMON

RECEIVED

2007 JUL 16 A 10: 48

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Caracas, 4 de julio de 2007

Señora
Carmen Hermoso
Gerente de Operaciones
Caja Venezolana de Valores
Ciudad.-

C. V. V.
...lores S.A.
04 JUL 2007
...umento ...ación
de su contenido.

Estimada Sra. Hermoso

Anexamos copia de la convocatoria a la Asamblea General de Accionistas de Corimon C.A., que fue publicada hoy 4 de julio de 2007 en los periódicos "El Universal" y "El Nacional".

De igual forma anexamos dos (2) ejemplares de los estados financieros auditados para el período fiscal que finalizó el 30 de abril de 2007.

Sin otro particular al cual hacer referencia, se despide de usted,

Atentamente,

Virginia Serra

Virginia Serra L.
Relaciones con Inversionistas

CORIMON, C.A., S.A.C.A., Calle Hans Neumann, Edif. Corimon, Los Cortijos de Lourdes, Caracas 1071, VENEZUELA
Telfs.: 400.55.55 Fax: 400.56.44. RIF: J-000256411- NIT: 0036613939
Capital Autorizado: Bs. 97.973.320.000,00 - Capital Suscrito y Pagado: Bs. 75.368.355.000,00 - www.corimon.com

RECEIVED

2007 AUG 16 A 10:49

OFFICE OF INTERNATIONAL CORPORATE FINANCE

"CORIMON, C.A."
CAPITAL AUTORIZADO: BS. 97.973.320.000,00
CAPITAL SUSCRITO Y PAGADO: BS. 78.383.090.000,00
CARACAS, VENEZUELA

CONVOCATORIA

Se convoca a los señores accionistas para la Asamblea General de Corimon, C.A., que se celebrará el día diecinueve (19) de julio de 2007, a las 12:30 p.m., en el Pent- House del edificio Corimon, ubicado en la calle Hans Neumann de Los Cortijos de Lourdes, en la ciudad de Caracas, Venezuela, a fin de tratar la siguiente agenda:

1.- Considerar y resolver acerca de los estados financieros correspondientes al ejercicio económico terminado el 30 de abril de 2007, con vista del informe de los Comisarios, así como considerar y resolver acerca del informe de la Junta Directiva.

2.- Considerar y resolver acerca del nombramiento de los Comisarios y sus suplentes, así como fijarles su remuneración; designar una firma independiente de contadores públicos para que emita su dictamen sobre los estados financieros anuales de la compañía.

3.- Considerar y resolver, con vista al proyecto que presentará la Junta Directiva, sobre el decreto de un dividendo con cargo a la cuenta de Utilidades No Distribuidas.

Caracas, cuatro (4) de julio de 2007

La Junta Directiva

Nota: Se participa a los señores accionistas que la memoria y cuenta presentada por la Junta Directiva, los estados financieros auditados por contadores públicos, correspondientes al ejercicio económico finalizado el día 30 de abril de 2007, el informe de los Comisarios y demás documentación relacionada con esta convocatoria, se encuentran a su disposición en las oficinas de la compañía ubicadas en la calle Hans Neumann, edificio Corimon, Pent-House, Los Cortijos de Lourdes, Caracas, Venezuela y en el Venezolano de Crédito, Banco Universal, Departamento de Valores, en la Avenida Alameda, Piso 8, San Bernardino, Caracas, Venezuela.

"CORIMON, C.A."

CAPITAL AUTORIZADO: BS. 97.973.320.000,00
CAPITAL SUSCRITO Y PAGADO: BS. 78.383.090.000,00
CARACAS, VENEZUELA

CONVOCATORIA

Se convoca a los señores accionistas para la Asamblea General de Corimon, C.A., que se celebrará el día diecinueve (19) de julio de 2007, a las 12:30 p.m., en el Pent- House del edificio Corimon, ubicado en la calle Hans Neumann de Los Cortijos de Lourdes, en la ciudad de Caracas, Venezuela, a fin de tratar la siguiente agenda:

1.- Considerar y resolver acerca de los estados financieros correspondientes al ejercicio económico terminado el 30 de abril de 2007, con vista del informe de los Comisarios, así como considerar y resolver acerca del informe de la Junta Directiva.

2.- Considerar y resolver acerca del nombramiento de los Comisarios y sus suplentes, así como fijarles su remuneración, designar una firma independiente de contadores públicos para que emita su dictamen sobre los estados financieros anuales de la compañía.

3.- Considerar y resolver, con vista al proyecto que presentará la Junta Directiva, sobre el decreto de un dividendo con cargo a la cuenta de Utilidades No Distribuidas.

Caracas, cuatro (4) de julio de 2007

La Junta Directiva

Nota: Se participa a los señores accionistas que la memoria y cuenta presentada por la Junta Directiva, los estados financieros auditados por contadores públicos, correspondientes al ejercicio económico finalizado el día 30 de abril de 2007, el informe de los Comisarios y demás documentación relacionada con esta convocatoria, se encuentran a su disposición en las oficinas de la compañía ubicadas en la calle Hans Neumann, edificio Corimon, Pent-House, Los Cortijos de Lourdes, Caracas, Venezuela y en el Venezolano de Crédito, Banco Universal, Departamento de Valores, en la Avenida Alameda, Piso 8, San Bernardino, Caracas, Venezuela.

CORIMON, C. A. Y COMPAÑÍAS FILIALES

Balances Generales Consolidados

30 de abril de 2007 y 30 de noviembre de 2006

(Expresados en millones de bolívares constantes del 30 de abril de 2007)

Activos	**2007**	**2006**
Activos circulantes:		
Efectivo y equivalentes de efectivo (notas 1-g y 2)	11.220	17.276
Depósitos a plazo fijo	654	684
Inversiones temporales (notas 2 y 12)	5.450	-
Documentos y cuentas por cobrar (nota 2):		
Comerciales	74.372	122.748
Impuestos retenidos (nota 9)	16.039	13.085
Inversiones Neuco, C. A. (nota 5)	1.452	1.518
Anticipo a proveedores	1.267	2.045
Funcionarios y empleados	512	517
Otras	3.339	2.392
	96.981	142.305
Menos estimación para cuentas de cobro dudoso	4.088	4.205
Total documentos y cuentas por cobrar	92.893	138.100
Inventarios, neto (nota 3)	55.807	60.276
Gastos pagados por anticipado	1.709	2.039
Impuesto diferido (nota 9)	2.768	2.827
Total activos circulantes	170.501	221.202
Cuentas por cobrar a largo plazo (nota 5)	10.034	10.033
Inversiones en acciones (nota 4)	9.420	4.352
Propiedades, plantas y equipo, neto (nota 6)	136.045	148.691
Terrenos y otros activos para la venta (nota 1-m)	17.389	16.147
Impuesto diferido a largo plazo (nota 9)	1.764	1.645
Cargos diferidos y otros activos (notas 2 y 7)	8.021	5.783
Total activos	353.174	407.853

CORIMON, C. A. Y COMPAÑÍAS FILIALES

Balances Generales Consolidados, Continuación

30 de abril de 2007 y 30 de noviembre de 2006

(Expresados en millones de bolívares constantes del 30 de abril de 2007)

Pasivos y Patrimonio	2007	2006
Pasivos circulantes:		
Préstamos y otras obligaciones financieras (notas 2 y 8)	18.178	53.509
Documentos y cuentas por pagar (nota 2):		
Comerciales	38.653	55.274
Directores y accionistas	501	453
Total documentos y cuentas por pagar	39.154	55.727
Dividendos por pagar (nota 11)	10.252	897
Impuestos sobre la renta por pagar (nota 9)	781	-
Gastos acumulados (notas 2 y 10)	25.672	30.602
Total pasivos circulantes	94.037	140.735
Préstamos y otras obligaciones financieras a largo plazo (notas 2 y 8)	1.661	2.153
Acumulación para indemnizaciones laborales, neto de anticipos	5.862	6.015
Impuesto diferido a largo plazo (nota 9)	608	746
Otros pasivos	1.367	1.428
Total pasivos	103.535	151.077
Intereses minoritarios (nota 11)	4.183	4.415
Patrimonio, véanse los estados consolidados de movimiento de las cuentas de patrimonio (nota 11)	245.456	252.361
Total pasivos y patrimonio	353.174	407.853

Las notas que se acompañan forman parte de los estados financieros consolidados.

CORIMON, C. A. Y COMPAÑÍAS FILIALES

Estados Consolidados de Ganancias y Pérdidas

Período de cinco meses terminado el 30 de abril de 2007
y año terminado el 30 de noviembre de 2006

(Expresados en millones de bolívares constantes del 30 de abril de 2007,
excepto la utilidad neta por acción)

	2007	2006
Ventas netas	93.890	354.380
Costo de ventas	69.274	259.584
Utilidad bruta	24.616	94.796
Gastos de operaciones:		
De ventas	12.539	42.887
Administración y generales	7.734	21.084
Total gastos de operaciones	20.273	63.971
Utilidad en operaciones	4.343	30.825
Ingreso (costo) integral de financiamiento:		
Intereses gastos, neto	(1.590)	(4.595)
Diferencia en fluctuación cambiaria, neta	-	25
Resultado realizado por tenencia de activos no monetarios	7.508	158
Resultado monetario del ejercicio (nota 13)	(73)	(3.662)
Total ingreso (costo) integral de financiamiento	5.845	(8.074)
Otros egresos, netos (notas 11-b y 12)	(456)	(1.834)
Utilidad antes de impuesto sobre la renta, partida extraordinaria y participación minoritaria en la utilidad de filial consolidada	9.732	20.917
Impuesto sobre la renta (nota 9):		
Corriente	(3.602)	(9.295)
Diferido	189	1.651
Total impuesto sobre la renta	(3.413)	(7.644)
Utilidad antes de partida extraordinaria y participación minoritaria en la utilidad de filial consolidada	6.319	13.273
Partida extraordinaria - beneficio fiscal por la utilización de pérdidas fiscales de años anteriores y rebajas por nuevas inversiones (nota 9)	2.679	6.192
Utilidad antes de participación minoritaria en la utilidad de filial consolidada	8.998	19.465
Participación minoritaria en la pérdida de filial consolidada	240	530
Utilidad neta	9.238	19.995
Utilidad neta por acción (nota 1-w)	589	1.275

Las notas que se acompañan forman parte de los estados financieros consolidados.

CORIMON, C. A. Y COMPAÑIAS FILIALES

Estados Consolidados de Movimiento de las Cuentas de Patrimonio

Periodo de cinco meses terminado el 30 de abril de 2007 y año terminado el 30 de noviembre de 2006

(Expresados en millones de bolivares constantes del 30 de abril de 2007)

	Capital social acciones comunes (nominal)	Actualización del capital social	Prima en emisión de acciones	Acciones en tesorería	Exceso del valor neto en libros sobre el costo de acciones de filial	Utilidades retenidas			Efecto no realizado en valuación de inversiones	Ajuste acumulado por traducción monetaria	Resultado no realizado por tenencia de activos no monetarios (RETANM)	Total patrimonio
						Reserva legal	No distribuidas	Total				
Saldos al 30 de noviembre de 2005, reestructurados	75.368	77.852	1.991	(139)	20.460	46.376	34.561	80.937	-	12.768	(10 730)	258 507
Decreto de dividendos:												
En acciones	3.015	607	-	-	-	-	(3.622)	(3.622)	-	-	-	-
En efectivo	-	-	-	-	-	-	(1.860)	(1.860)	-	-	-	(1.860)
Utilidad neta	-	-	-	-	-	-	19.995	19.995	-	-	-	19.995
Ajuste por traducción	-	-	-	-	-	-	-	-	-	(2.210)	-	(2.210)
Efecto de valuación de inversiones	-	-	-	-	-	-	-	-	(268)	-	-	(268)
Efecto por tenencia de activos no monetarios	-	-	-	-	-	-	(944)	(944)	-	-	(20.859)	(21.80[illegible])
Saldos al 30 de noviembre de 2006	78.383	78.459	1.991	(139)	20.460	46.376	48.130	94.506	(268)	10.558	(31.589)	252.361
Aumento de acciones en tesorería				(67)								(67)
Decreto de dividendos en efectivo	-	-	-	-	-	-	(9.468)	(9.468)	-	-	-	(9.468)
Efecto neto de valuación de inversiones	-	-	-	-	-	-	-	-	(75)	-	-	(75)
Efecto por tenencia de activos no monetarios	-	-	-	-	-	-	-	-	-	-	(5.915)	(5.915)
Utilidad neta	-	-	-	-	-	-	9.238	9.238	-	-	-	9.238
Ajuste por traducción	-	-	-	-	-	-	-	-	-	(618)	-	(618)
Saldos al 30 de abril de 2007	78.383	78.459	1.991	(206)	20.460	46.376	47.900	94.276	(343)	9.940	(37.504)	245.456

Las notas que se acompañan forman parte de los estados financieros consolidados.

Item #90

Caracas, July 4, 2007

To
Fernando José De Candia Ochoa
President
Comisión Nacional de Valores (National Securities Commission)

Dear Mr. De Candia:

We attach herein a copy of the notice of meeting for the General Shareholders' Meeting of Corimon, C.A. published today, July 4, 2007, in newspapers "El Universal" and "El Nacional".

We also attach five (5) copies of the audited financial statements for the fiscal year ended on April 30, 2007.

Being there no further matters to discuss, our best regards.

Sincerely,

Virginia Serra L.
Investor Relations

CORIMON, C.A.
AUTHORIZED CAPITAL Bs. 97.973.320.000,00
SUBSCRIBED AND PAID-IN CAPITAL Bs. 78.383.090.000,00
CARACAS, VENEZUELA

NOTICE OF MEETING

The shareholders of Corimon, C.A. are called to a Regular Shareholders Meeting to be held on July 19th, 2007, at 12:30 a.m. in the Pent-House of the Corimon building, located at Calle Hans Neumann, Los Cortijos de Lourdes, in the city of Caracas, Venezuela, in order to deliberate on the following agenda:

1. Consider and resolve upon the financial statements for the year ended April 30th, 2007, considering the Statutory Auditors' Report, as well as consider and resolve upon the Board of Directors' Report.

2. Consider and resolve upon the appointment of the statutory auditors and their alternates and determine their remuneration. Appoint an independent public accounting firm to issue an opinion on the company's annual financial statements.

3. Consider and resolve upon the proposal submitted by the Board of Directors concerning a dividend payment against Retained Earnings.

The Board of Directors

Caracas, July 4th, 2007

Note: The shareholders are informed that the statement and account submitted by the Board of Directors, the financial statements audited by public accountants for the fiscal year ended April 30th, 2007 and the Statutory Auditors report are available for your inspection at the Company's offices located at Calle Hans Neumann, Corimon building, penthouse, Los Cortijos de Lourdes, and at Venezolano de Crédito Banco Universal, Securities Department, at Avenida Alameda, 8th floor, San Bernardino, Caracas, Venezuela.

CORIMON, C.A. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

April 30, 2007 and November 30, 2006

(Milions of constant bolivars as of April 30, 2007)

Assets	**2007**	**2006**
Current Assets		
Cash and deposits	11.220	17.276
Time deposits	654	684
Temporary Investments	5.450	-
Notes and accounts receivable		
Trade	74.372	122.748
Retained taxes	16.039	13.085
Inversiones Neuco, C. A.	1.452	1.518
Prepayment - Suppliers	1.267	2.045
Officials and employees	512	517
Other	3.339	2.392
	96.981	142.305
Less allowance for doubtful accounts	4.088	4.205
Notes and account receivables, net	92.893	138.100
Inventories, net	55.807	60.276
Prepaid expenses	1.709	2.039
Deferred taxes	2.768	2.827
Total current assets	170.501	221.202
Long.term account receivables	10.034	10.033
Investment in shares	9.420	4.352
Properrty, plant and equipment	136.045	148.691
Property and other assets for sale	17.389	16.147
Long-term deferred taxes	1.764	1.645
Deferred charges and other assets	8.021	5.783
Total assets	353.174	407.853

CORIMON, C.A. AND ITS SUBSIDIARIES

Consolidated Balance Sheet

November 30th, 2006 and 2005

(Millions of constant bolivars as of november 30th, 2006)

Liabilities and Shareholdres' Equity	2007	2006
Current liabilities		
Bank loans	18.178	53.509
Notes and accounts payable		
Trade	38.653	55.274
Directors and shareholders	501	453
Total notes and accounts payable	39.154	55.727
Payable Dividends	10.252	897
Income tax	781	-
Accrued expenses	25.672	30.602
Total current liabilities	94.037	140.735
Long-term bank loans	1.661	2.153
Accrual for employees termination benefits, net of advances	5.862	6.015
Deferred tax	608	746
Other liabilities	1.367	1.428
Total liabilities	103.535	151.077
Minority interests	4.183	4.415
Shareholders' equity, refer to consolidated statements of shareholders' equity	245.456	252.361
Total liabilities and shareholders' equity	353.174	407.853

CORIMON, C. A. AND ITS AFFILIATES

Consolidated Statement of Income

Five-month period ended April 30, 2007
and year ended November 30, 2006

(Millions of constant bolivars as of november 30th, 2007,
except for income per share)

	2007	2006
Net Sales	93.890	354.380
Cost of Sales	69.274	259.584
Gross income	24.616	94.796
Operating expenses		
Selling	12.539	42.887
Administrative and general	7.734	21.084
Total operating expenses	20.273	63.971
Operating Income	4.343	30.825
Integral financial cost (income)		
Interests expenses, net	(1.590)	(4.595)
Foreign exchange, net	-	25
Realized result from holding non monetary assets	7.508	158
Monetary result	(73)	(3.662)
Total integral financial income (cost)	5.845	(8.074)
Other expenses, net	(456)	(1.834)
Net income before income taxes, extraordinary account and minority interests in the consolidated affiliate net income	9.732	20.917
Income Tax		
Current	(3.602)	(9.295)
Deferred	189	1.651
Total taxes	(3.413)	(7.644)
Net income before extraordinary account and minority interest in the consolidated affiliate	6.319	13.273
Extraordinary account - fiscal benefit for the use of previous years' fiscal losses, discounts for new investments and credit to business assets	2.679	6.192
Net income before minority interest in the consolidated affiliate net income	8.998	19.465
Minority interest participation in the consolidated affiliate's income	240	530
Net Income	9.238	19.995
Net Income per share	589	1.275

CORIMON, C. A. AND ITS AFFILIATES

Consolidated Statment of Shareholders' Equity

Five-month period ended April 30, 2007 and yet ended November 30, 2006

(Millions of constant bolivars as of April 30, 2007)

	Capital stock common shares (nominal)	Capital stock adjustment	Premium on share issuance	Treasury stock	Premium on book value over the cost of subsidiaries' shares	Retained earnings (deficit) Legal reserve	Retained earnings (deficit) Not distributed (deficit)	Retained earnings (deficit) Total	Unrealized effect on investment valuation	Cumulative translation adjustment	Result from holding nonmonetary assets (RETANM)	Total Shareholders' equity
Balances as of November 30, 2005, restructured	75 368	77 852	1 991	(139)	20 460	46 376	34 561	80 937	-	12 768	(10 730)	258 507
Dividends declared												
Stock dividend	3 015	607	-	-	-	-	(3 622)	(3 622)	-	-	-	-
Cash dividend	-	-	-	-	-	-	(1 860)	(1 860)	-	-	-	(1 860)
Net Income	-	-	-	-	-	-	19 995	19 995	-	-	-	19 995
Translation adjustment	-	-	-	-	-	-	-	-	-	(2 210)	-	(2 210)
Effect on investment valuation	-	-	-	-	-	-	-	-	(268)	-	-	(268)
Result from holding nonmonetary assets	-	-	-	-	-	-	(944)	(944)	-	-	(20 859)	(21 803)
Balances as of November 30th, 2006	78 383	78 459	1 991	(139)	20 460	46 376	48 130	94 506	(268)	10 558	(31 589)	252 361
Rise in treasury shares				(67)								(67)
Cash dividends declared	-	-	-	-	-	-	(9 468)	(9 468)	-	-	-	(9 468)
Net effect on investment valuation	-	-	-	-	-	-	-	-	(75)	-	-	(75)
Result from holding nonmonetary assets	-	-	-	-	-	-	-	-	-	-	(5 915)	(5 915)
Net Income	-	-	-	-	-	-	9.238	9 238	-	-	-	9 238
Translation adjustment	-	-	-	-	-	-	-	-	-	(618)	-	(618)
Balances as of April 30, 2007	78.383	78 459	1 991	(206)	20 460	46 376	47 900	94 276	(343)	9 940	(37 504)	245 456

CORIMON

Caracas, 4 de julio de 2007

Doctor
Fernando José De Candia Ochoa
Presidente
Comisión Nacional de Valores
Ciudad.-

Estimado Dr. De Candia:

Anexamos copia de la convocatoria a la Asamblea General de Accionistas de Corimon C.A., que fue publicada hoy 4 de julio de 2007 en los periódicos "El Universal" y "El Nacional".

De igual forma anexamos cinco (5) ejemplares de los estados financieros auditados para el período fiscal que finalizó el 30 de abril de 2007.

Sin otro particular al cual hacer referencia, se despide de usted,

Atentamente,

Virginia Serra L.
Relaciones con Inversionistas

"CORIMON, C.A."
CAPITAL AUTORIZADO: BS. 97.973.320.000,00
CAPITAL SUSCRITO Y PAGADO: BS. 78.383.090.000,00
CARACAS, VENEZUELA

CONVOCATORIA

Se convoca a los señores accionistas para la Asamblea General de Corimon, C.A., que se celebrará el día diecinueve (19) de julio de 2007, a las 12:30 p.m., en el Pent- House del edificio Corimon, ubicado en la calle Hans Neumann de Los Cortijos de Lourdes, en la ciudad de Caracas, Venezuela, a fin de tratar la siguiente agenda:

1.- Considerar y resolver acerca de los estados financieros correspondientes al ejercicio económico terminado el 30 de abril de 2007, con vista del informe de los Comisarios, así como considerar y resolver acerca del informe de la Junta Directiva.

2.- Considerar y resolver acerca del nombramiento de los Comisarios y sus suplentes, así como fijarles su remuneración; designar una firma independiente de contadores públicos para que emita su dictamen sobre los estados financieros anuales de la compañía.

3.- Considerar y resolver, con vista al proyecto que presentará la Junta Directiva, sobre el decreto de un dividendo con cargo a la cuenta de Utilidades No Distribuidas.

Caracas, cuatro (4) de julio de 2007

La Junta Directiva

Nota: Se participa a los señores accionistas que la memoria y cuenta presentada por la Junta Directiva, los estados financieros auditados por contadores públicos, correspondientes al ejercicio económico finalizado el día 30 de abril de 2007, el informe de los Comisarios y demás documentación relacionada con esta convocatoria, se encuentran a su disposición en las oficinas de la compañía ubicadas en la calle Hans Neumann, edificio Corimon, Pent-House, Los Cortijos de Lourdes, Caracas, Venezuela y en el Venezolano de Crédito, Banco Universal, Departamento de Valores, en la Avenida Alameda, Piso 8, San Bernardino, Caracas, Venezuela.

"CORIMON, C.A."
CAPITAL AUTORIZADO: BS. 97.973.320.000,00
CAPITAL SUSCRITO Y PAGADO: BS. 78.383.090.000,00
CARACAS, VENEZUELA

CONVOCATORIA

Se convoca a los señores accionistas para la Asamblea General de Corimon, C.A., que se celebrará el día diecinueve (19) de julio de 2007, a las 12:30 p.m., en el Pent- House del edificio Corimon, ubicado en la calle Hans Neumann de Los Cortijos de Lourdes, en la ciudad de Caracas, Venezuela, a fin de tratar la siguiente agenda:

1.- Considerar y resolver acerca de los estados financieros correspondientes al ejercicio económico terminado el 30 de abril de 2007, con vista del informe de los Comisarios, así como considerar y resolver acerca del informe de la Junta Directiva.

2.- Considerar y resolver acerca del nombramiento de los Comisarios y sus suplentes, así como fijarles su remuneración; designar una firma independiente de contadores públicos para que emita su dictamen sobre los estados financieros anuales de la compañía.

3.- Considerar y resolver, con vista al proyecto que presentará la Junta Directiva, sobre el decreto de un dividendo con cargo a la cuenta de Utilidades No Distribuidas.

Caracas, cuatro (4) de julio de 2007

La Junta Directiva

Nota: Se participa a los señores accionistas que la memoria y cuenta presentada por la Junta Directiva, los estados financieros auditados por contadores públicos, correspondientes al ejercicio económico finalizado el día 30 de abril de 2007, el informe de los Comisarios y demás documentación relacionada con esta convocatoria, se encuentran a su disposición en las oficinas de la compañía ubicadas en la calle Hans Neumann, edificio Corimon, Pent-House, Los Cortijos de Lourdes, Caracas, Venezuela y en el Venezolano de Credito, Banco Universal, Departamento de Valores, en la Avenida Alameda, Piso 8, San Bernardino, Caracas, Venezuela.

CORIMON, C. A. Y COMPAÑÍAS FILIALES

Balances Generales Consolidados

30 de abril de 2007 y 30 de noviembre de 2006

(Expresados en millones de bolívares constantes del 30 de abril de 2007)

Activos	2007	2006
Activos circulantes:		
Efectivo y equivalentes de efectivo (notas 1-g y 2)	11.220	17.276
Depósitos a plazo fijo	654	684
Inversiones temporales (notas 2 y 12)	5.450	-
Documentos y cuentas por cobrar (nota 2):		
Comerciales	74.372	122.748
Impuestos retenidos (nota 9)	16.039	13.085
Inversiones Neuco, C. A. (nota 5)	1.452	1.518
Anticipo a proveedores	1.267	2.045
Funcionarios y empleados	512	517
Otras	3.339	2.392
	96.981	142.305
Menos estimación para cuentas de cobro dudoso	4.088	4.205
Total documentos y cuentas por cobrar	92.893	138.100
Inventarios, neto (nota 3)	55.807	60.276
Gastos pagados por anticipado	1.709	2.039
Impuesto diferido (nota 9)	2.768	2.827
Total activos circulantes	170.501	221.202
Cuentas por cobrar a largo plazo (nota 5)	10.034	10.033
Inversiones en acciones (nota 4)	9.420	4.352
Propiedades, plantas y equipo, neto (nota 6)	136.045	148.691
Terrenos y otros activos para la venta (nota 1-m)	17.389	16.147
Impuesto diferido a largo plazo (nota 9)	1.764	1.645
Cargos diferidos y otros activos (notas 2 y 7)	8.021	5.783
Total activos	353.174	407.853

CORIMON, C. A. Y COMPAÑÍAS FILIALES

Balances Generales Consolidados, Continuación

30 de abril de 2007 y 30 de noviembre de 2006

(Expresados en millones de bolívares constantes del 30 de abril de 2007)

Pasivos y Patrimonio	**2007**	**2006**
Pasivos circulantes:		
Préstamos y otras obligaciones financieras (notas 2 y 8)	18.178	53.509
Documentos y cuentas por pagar (nota 2):		
Comerciales	38.653	55.274
Directores y accionistas	501	453
Total documentos y cuentas por pagar	39.154	55.727
Dividendos por pagar (nota 11)	10.252	897
Impuestos sobre la renta por pagar (nota 9)	781	-
Gastos acumulados (notas 2 y 10)	25.672	30.602
Total pasivos circulantes	94.037	140.735
Préstamos y otras obligaciones financieras a largo plazo (notas 2 y 8)	1.661	2.153
Acumulación para indemnizaciones laborales, neto de anticipos	5.862	6.015
Impuesto diferido a largo plazo (nota 9)	608	746
Otros pasivos	1.367	1.428
Total pasivos	103.535	151.077
Intereses minoritarios (nota 11)	4.183	4.415
Patrimonio, véanse los estados consolidados de movimiento de las cuentas de patrimonio (nota 11)	245.456	252.361
Total pasivos y patrimonio	353.174	407.853

Las notas que se acompañan forman parte de los estados financieros consolidados.

CORIMON, C. A. Y COMPAÑÍAS FILIALES

Estados Consolidados de Ganancias y Pérdidas

Período de cinco meses terminado el 30 de abril de 2007
y año terminado el 30 de noviembre de 2006

(Expresados en millones de bolívares constantes del 30 de abril de 2007,
excepto la utilidad neta por acción)

	2007	2006
Ventas netas	93.890	354.380
Costo de ventas	69.274	259.584
Utilidad bruta	24.616	94.796
Gastos de operaciones:		
De ventas	12.539	42.887
Administración y generales	7.734	21.084
Total gastos de operaciones	20.273	63.971
Utilidad en operaciones	4.343	30.825
Ingreso (costo) integral de financiamiento:		
Intereses gastos, neto	(1.590)	(4.595)
Diferencia en fluctuación cambiaria, neta	-	25
Resultado realizado por tenencia de activos no monetarios	7.508	158
Resultado monetario del ejercicio (nota 13)	(73)	(3.662)
Total ingreso (costo) integral de financiamiento	5.845	(8.074)
Otros egresos, netos (notas 11-b y 12)	(456)	(1.834)
Utilidad antes de impuesto sobre la renta, partida extraordinaria y participación minoritaria en la utilidad de filial consolidada	9.732	20.917
Impuesto sobre la renta (nota 9):		
Corriente	(3.602)	(9.295)
Diferido	189	1.651
Total impuesto sobre la renta	(3.413)	(7.644)
Utilidad antes de partida extraordinaria y participación minoritaria en la utilidad de filial consolidada	6.319	13.273
Partida extraordinaria - beneficio fiscal por la utilización de pérdidas fiscales de años anteriores y rebajas por nuevas inversiones (nota 9)	2.679	6.192
Utilidad antes de participación minoritaria en la utilidad de filial consolidada	8.998	19.465
Participación minoritaria en la pérdida de filial consolidada	240	530
Utilidad neta	9.238	19.995
Utilidad neta por acción (nota 1-w)	589	1.275

Las notas que se acompañan forman parte de los estados financieros consolidados.

CORIMON, C. A. Y COMPAÑIAS FILIALES

Estados Consolidados de Movimiento de las Cuentas de Patrimonio

Periodo de cinco meses terminado el 30 de abril de 2007 y año terminado el 30 de noviembre de 2006

(Expresados en millones de bolívares constantes del 30 de abril de 2007)

	Capital social acciones comunes (nominal)	Actualización del capital social	Prima en emisión de acciones	Acciones en tesorería	Exceso del valor neto en libros sobre el costo de acciones de filial	Utilidades retenidas			Efecto no realizado en valuación de inversiones	Ajuste acumulado por traducción monetaria	Resultado no realizado por tenencia de activos no monetarios (RETANM)	Total patrimonio
						Reserva legal	No distribuidas	Total				
Saldos al 30 de noviembre de 2005, reestructurados	75.368	77.852	1.991	(139)	20.460	46 376	34.561	80.937	-	12.768	(10 730)	258 507
Decreto de dividendos:												
En acciones	3.015	607	-	-	-	-	(3.622)	(3.622)	-	-	-	-
En efectivo	-	-	-	-	-	-	(1.860)	(1.860)	-	-	-	(1.860)
Utilidad neta	-	-	-	-	-	-	19.995	19.995	-	-	-	19.995
Ajuste por traducción	-	-	-	-	-	-	-	-	-	(2.210)	-	(2.210)
Efecto de valuación de inversiones	-	-	-	-	-	-	-	-	(268)	-	-	(268)
Efecto por tenencia de activos no monetarios	-	-	-	-	-	-	(944)	(944)	-	-	(20.859)	(21.803)
Saldos al 30 de noviembre de 2006	78.383	78.459	1.991	(139)	20.460	46.376	48.130	94.506	(268)	10.558	(31.589)	252.361
Aumento de acciones en tesorería				(67)								(67)
Decreto de dividendos en efectivo	-	-	-	-	-	-	(9.468)	(9.468)	-	-	-	(9.468)
Efecto neto de valuación de inversiones	-	-	-	-	-	-	-	-	(75)	-	-	(75)
Efecto por tenencia de activos no monetarios	-	-	-	-	-	-	-	-	-	-	(5.915)	(5.915)
Utilidad neta	-	-	-	-	-	-	9.238	9.238	-	-	-	9.238
Ajuste por traducción	-	-	-	-	-	-	-	-	-	(618)	-	(618)
Saldos al 30 de abril de 2007	78.383	78.459	1.991	(206)	20.460	46.376	47.900	94.276	(343)	9.940	(37.504)	245.456

Las notas que se acompañan forman parte de los estados financieros consolidados.

Item #91

Caracas, July 4, 2007

To
Angel Godón
Manager – Transfer Agent
Banco Venezolano de Crédito

Dear Mr. Godón

We attach herein a copy of the notice of meeting for the General Shareholders' Meeting of Corimon, C.A. published today, July 4, 2007, in newspapers "El Universal" and "El Nacional".

We also attach five (5) copies of the audited financial statements for the fiscal year ended on April 30, 2007.

Being there no further matters to discuss, our best regards.

Sincerely,

Virginia Serra L.
Investor Relations

CORIMON, C.A.
AUTHORIZED CAPITAL Bs. 97.973.320.000,00
SUBSCRIBED AND PAID-IN CAPITAL Bs. 78.383.090.000,00
CARACAS, VENEZUELA

NOTICE OF MEETING

The shareholders of Corimon, C.A. are called to a Regular Shareholders Meeting to be held on July 19th, 2007, at 12:30 a.m. in the Pent-House of the Corimon building, located at Calle Hans Neumann, Los Cortijos de Lourdes, in the city of Caracas, Venezuela, in order to deliberate on the following agenda:

1. Consider and resolve upon the financial statements for the year ended April 30th, 2007, considering the Statutory Auditors' Report, as well as consider and resolve upon the Board of Directors' Report.

2. Consider and resolve upon the appointment of the statutory auditors and their alternates and determine their remuneration. Appoint an independent public accounting firm to issue an opinion on the company's annual financial statements.

3. Consider and resolve upon the proposal submitted by the Board of Directors concerning a dividend payment against Retained Earnings.

The Board of Directors

Caracas, July 4th, 2007

Note: The shareholders are informed that the statement and account submitted by the Board of Directors, the financial statements audited by public accountants for the fiscal year ended April 30th, 2007 and the Statutory Auditors report are available for your inspection at the Company's offices located at Calle Hans Neumann, Corimon building, penthouse, Los Cortijos de Lourdes, and at Venezolano de Crédito Banco Universal, Securities Department, at Avenida Alameda, 8th floor, San Bernardino, Caracas, Venezuela.

CORIMON, C.A. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

April 30, 2007 and November 30, 2006

(Milions of constant bolivars as of April 30, 2007)

Assets	2007	2006
Current Assets		
Cash and deposits	11.220	17.276
Time deposits	654	684
Temporary Investments	5.450	-
Notes and accounts receivable		
Trade	74.372	122.748
Retained taxes	16.039	13.085
Inversiones Neuco, C. A.	1.452	1.518
Prepayment - Suppliers	1.267	2.045
Officials and employees	512	517
Other	3.339	2.392
	96.981	142.305
Less allowance for doubtful accounts	4.088	4.205
Notes and account receivables, net	92.893	138.100
Inventories, net	55.807	60.276
Prepaid expenses	1.709	2.039
Deferred taxes	2.768	2.827
Total current assets	170.501	221.202
Long.term account receivables	10.034	10.033
Investment in shares	9.420	4.352
Properrty, plant and equipment	136.045	148.691
Property and other assets for sale	17.389	16.147
Long-term deferred taxes	1.764	1.645
Deferred charges and other assets	8.021	5.783
Total assets	353.174	407.853

CORIMON, C.A. AND ITS SUBSIDIARIES

Consolidated Balance Sheet

November 30th, 2006 and 2005

(Millions of constant bolivars as of november 30th, 2006)

Liabilities and Shareholdres' Equity	2007	2006
Current liabilities		
Bank loans	18.178	53.509
Notes and accounts payable		
Trade	38.653	55.274
Directors and shareholders	501	453
Total notes and accounts payable	39.154	55.727
Payable Dividends	10.252	897
Income tax	781	-
Accrued expenses	25.672	30.602
Total current liabilities	94.037	140.735
Long-term bank loans	1.661	2.153
Accrual for employees termination benefits, net of advances	5.862	6.015
Deferred tax	608	746
Other liabilities	1.367	1.428
Total liabilities	103.535	151.077
Minority interests	4.183	4.415
Shareholders' equity, refer to consolidated statements of shareholders' equity	245.456	252.361
Total liabilities and shareholders' equity	353.174	407.853

CORIMON, C. A. AND ITS AFFILIATES

Consolidated Statement of Income

Five-month period ended April 30, 2007
and year ended November 30, 2006

(Millions of constant bolivars as of november 30th, 2007,
except for income per share)

	2007	2006
Net Sales	93.890	354.380
Cost of Sales	69.274	259.584
Gross income	24.616	94.796
Operating expenses		
Selling	12.539	42.887
Administrative and general	7.734	21.084
Total operating expenses	20.273	63.971
Operating Income	4.343	30.825
Integral financial cost (income)		
Interests expenses, net	(1.590)	(4.595)
Foreign exchange, net	-	25
Realized result from holding non monetary assets	7.508	158
Monetary result	(73)	(3.662)
Total integral financial income (cost)	5.845	(8.074)
Other expenses, net	(456)	(1.834)
Net income before income taxes, extraordinary account and minority interests in the consolidated affiliate net income	9.732	20.917
Income Tax		
Current	(3.602)	(9.295)
Deferred	189	1.651
Total taxes	(3.413)	(7.644)
Net income before extraordinary account and minority interest in the consolidated affiliate	6.319	13.273
Extraordinary account - fiscal benefit for the use of previous years' fiscal losses, discounts for new investments and credit to business assets	2.679	6.192
Net income before minority interest in the consolidated affiliate net income	8.998	19.465
Minority interest participation in the consolidated affiliate's income	240	530
Net Income	9.238	19.995
Net Income per share	589	1.275

CORIMON, C. A. AND ITS AFFILIATES

Consolidated Statment of Shareholders' Equity

Five-month period ended April 30, 2007 and yer ended November 30, 2006

(Millions of constant bolivars as of April 30, 2007)

	Capital stock common shares (nominal)	Capital stock adjustment	Premium on share issuance	Treasury stock	Premium on book value over the cost of subsidiaries' shares	Retained earnings (deficit) Legal reserve	Retained earnings (deficit) Not distributed (deficit)	Retained earnings (deficit) Total	Unrealized effect on investment valuation	Cumulative translation adjustment	Result from holding nonmonetary assets (RETANM)	Total Shareholders' equity
Balances as of November 30, 2005, reestructured	75 368	77 852	1 991	(139)	20 460	46.376	34.561	80 937	-	12.768	(10 730)	258 507
Dividends declared												
Stock dividend	3 015	607	-	-	-	-	(3.622)	(3 622)	-	-	-	-
Cash dividend	-	-	-	-	-	-	(1 860)	(1.860)	-	-	-	(1 860)
Net Income	-	-	-	-	-	-	19.995	19.995	-	-	-	19 995
Translation adjustment	-	-	-	-	-	-	-	-	-	(2.210)	-	(2 210)
Effect on investment valuation	-	-	-	-	-	-	-	-	(268)	-	-	(268)
Result from holding nonmonetary assets	-	-	-	-	-	-	(944)	(944)	-	-	(20 859)	(21 803)
Balances as of November 30th, 2006	78.383	78.459	1 991	(139)	20 460	46 376	48.130	94 506	(268)	10 558	(31 589)	252 361
Rise in treasury shares				(67)								(67)
Cash dividends declared	-	-	-	-	-	-	(9 468)	(9 468)	-	-	-	(9 468)
Net effect on investment valuation	-	-	-	-	-	-	-	-	(75)	-	-	(75)
Result from holding nonmonetary assets	-	-	-	-	-	-	-	-	-	-	(5 915)	(5 915)
Net Income	-	-	-	-	-	-	9.238	9.238	-	-	-	9 238
Translation adjustment	-	-	-	-	-	-	-	-	-	(618)	-	(618)
Balances as of April 30, 2007	78.383	78 459	1.991	(206)	20 460	46 376	47.900	94.276	(343)	9.940	(37 504)	245.456

CORIMON

VENEZOLANO DE CREDITO S.A.
BANCO UNIVERSAL

RECIBIDO

Caracas, 4 de julio de 2007

Señor
Angel Godón
Gerente Agente de Traspaso
Banco Venezolano de Crédito
Ciudad.-

Estimado Sr. Godón

Anexamos copia de la convocatoria a la Asamblea General de Accionistas de Corimon C.A., que fue publicada hoy 4 de julio de 2007 en los periódicos "El Universal" y "El Nacional".

De igual forma anexamos cinco (5) ejemplares de los estados financieros auditados para el período fiscal que finalizó el 30 de abril de 2007.

Sin otro particular al cual hacer referencia, se despide de usted,

Atentamente,

Virginia Serra L.
Relaciones con Inversionistas

CORIMON, C.A., S.A.C.A., Calle Hans Neumann, Edif. Corimon, Los Cortijos de Lourdes, Caracas 1071, VENEZUELA
Telfs.: 400.55.55 Fax: 400.56.44. RIF: J-000256411- NIT: 0036613939
Capital Autorizado: Bs. 97.973.320.000,00 - Capital Suscrito y Pagado: Bs. 75.368.355.000,00 - www.corimon.com

"CORIMON, C.A."
CAPITAL AUTORIZADO: BS. 97.973.320.000,00
CAPITAL SUSCRITO Y PAGADO: BS. 78.383.090.000,00
CARACAS, VENEZUELA

CONVOCATORIA

Se convoca a los señores accionistas para la Asamblea General de Corimon, C.A., que se celebrará el día diecinueve (19) de julio de 2007, a las 12:30 p.m., en el Pent- House del edificio Corimon, ubicado en la calle Hans Neumann de Los Cortijos de Lourdes, en la ciudad de Caracas, Venezuela, a fin de tratar la siguiente agenda:

1.- Considerar y resolver acerca de los estados financieros correspondientes al ejercicio económico terminado el 30 de abril de 2007, con vista del informe de los Comisarios, así como considerar y resolver acerca del informe de la Junta Directiva.

2.- Considerar y resolver acerca del nombramiento de los Comisarios y sus suplentes, así como fijarles su remuneración; designar una firma independiente de contadores públicos para que emita su dictamen sobre los estados financieros anuales de la compañía.

3.- Considerar y resolver, con vista al proyecto que presentará la Junta Directiva, sobre el decreto de un dividendo con cargo a la cuenta de Utilidades No Distribuidas.

Caracas, cuatro (4) de julio de 2007

La Junta Directiva

Nota: Se participa a los señores accionistas que la memoria y cuenta presentada por la Junta Directiva, los estados financieros auditados por contadores públicos, correspondientes al ejercicio económico finalizado el día 30 de abril de 2007, el informe de los Comisarios y demás documentación relacionada con esta convocatoria, se encuentran a su disposición en las oficinas de la compañía ubicadas en la calle Hans Neumann, edificio Corimon, Pent-House, Los Cortijos de Lourdes, Caracas, Venezuela y en el Venezolano de Crédito, Banco Universal, Departamento de Valores, en la Avenida Alameda, Piso 8, San Bernardino, Caracas, Venezuela

"CORIMON, C.A."

CAPITAL AUTORIZADO: BS. 97.973.320.000,00

CAPITAL SUSCRITO Y PAGADO: BS. 78.383.090.000,00

CARACAS, VENEZUELA

CONVOCATORIA

Se convoca a los señores accionistas para la Asamblea General de Corimon, C.A., que se celebrará el día diecinueve (19) de julio de 2007, a las 12:30 p.m., en el Pent- House del edificio Corimon, ubicado en la calle Hans Neumann de Los Cortijos de Lourdes, en la ciudad de Caracas, Venezuela, a fin de tratar la siguiente agenda:

1.- Considerar y resolver acerca de los estados financieros correspondientes al ejercicio económico terminado el 30 de abril de 2007, con vista del informe de los Comisarios, así como considerar y resolver acerca del informe de la Junta Directiva.

2.- Considerar y resolver acerca del nombramiento de los Comisarios y sus suplentes, así como fijarles su remuneración, designar una firma independiente de contadores públicos para que emita su dictamen sobre los estados financieros anuales de la compañía.

3.- Considerar y resolver, con vista al proyecto que presentará la Junta Directiva, sobre el decreto de un dividendo con cargo a la cuenta de Utilidades No Distribuidas.

Caracas, cuatro (4) de julio de 2007

La Junta Directiva

Nota: Se participa a los señores accionistas que la memoria y cuenta presentada por la Junta Directiva, los estados financieros auditados por contadores públicos, correspondientes al ejercicio económico finalizado el día 30 de abril de 2007, el informe de los Comisarios y demás documentación relacionada con esta convocatoria, se encuentran a su disposición en las oficinas de la compañía ubicadas en la calle Hans Neumann, edificio Corimon, Pent-House, Los Cortijos de Lourdes, Caracas, Venezuela y en el Venezolano de Crédito, Banco Universal, Departamento de Valores, en la Avenida Alameda, Piso 8 San Bernardino, Caracas, Venezuela.

CORIMON, C. A. Y COMPAÑÍAS FILIALES

Balances Generales Consolidados

30 de abril de 2007 y 30 de noviembre de 2006

(Expresados en millones de bolívares constantes del 30 de abril de 2007)

Activos	**2007**	**2006**
Activos circulantes:		
Efectivo y equivalentes de efectivo (notas 1-g y 2)	11.220	17.276
Depósitos a plazo fijo	654	684
Inversiones temporales (notas 2 y 12)	5.450	-
Documentos y cuentas por cobrar (nota 2):		
Comerciales	74.372	122.748
Impuestos retenidos (nota 9)	16.039	13.085
Inversiones Neuco, C. A. (nota 5)	1.452	1.518
Anticipo a proveedores	1.267	2.045
Funcionarios y empleados	512	517
Otras	3.339	2.392
	96.981	142.305
Menos estimación para cuentas de cobro dudoso	4.088	4.205
Total documentos y cuentas por cobrar	92.893	138.100
Inventarios, neto (nota 3)	55.807	60.276
Gastos pagados por anticipado	1.709	2.039
Impuesto diferido (nota 9)	2.768	2.827
Total activos circulantes	170.501	221.202
Cuentas por cobrar a largo plazo (nota 5)	10.034	10.033
Inversiones en acciones (nota 4)	9.420	4.352
Propiedades, plantas y equipo, neto (nota 6)	136.045	148.691
Terrenos y otros activos para la venta (nota 1-m)	17.389	16.147
Impuesto diferido a largo plazo (nota 9)	1.764	1.645
Cargos diferidos y otros activos (notas 2 y 7)	8.021	5.783
Total activos	353.174	407.853

CORIMON, C. A. Y COMPAÑÍAS FILIALES

Balances Generales Consolidados, Continuación

30 de abril de 2007 y 30 de noviembre de 2006

(Expresados en millones de bolívares constantes del 30 de abril de 2007)

Pasivos y Patrimonio	**2007**	**2006**
Pasivos circulantes:		
Préstamos y otras obligaciones financieras (notas 2 y 8)	18.178	53.509
Documentos y cuentas por pagar (nota 2):		
Comerciales	38.653	55.274
Directores y accionistas	501	453
Total documentos y cuentas por pagar	39.154	55.727
Dividendos por pagar (nota 11)	10.252	897
Impuestos sobre la renta por pagar (nota 9)	781	-
Gastos acumulados (notas 2 y 10)	25.672	30.602
Total pasivos circulantes	94.037	140.735
Préstamos y otras obligaciones financieras a largo plazo (notas 2 y 8)	1.661	2.153
Acumulación para indemnizaciones laborales, neto de anticipos	5.862	6.015
Impuesto diferido a largo plazo (nota 9)	608	746
Otros pasivos	1.367	1.428
Total pasivos	103.535	151.077
Intereses minoritarios (nota 11)	4.183	4.415
Patrimonio, véanse los estados consolidados de movimiento de las cuentas de patrimonio (nota 11)	245.456	252.361
Total pasivos y patrimonio	353.174	407.853

Las notas que se acompañan forman parte de los estados financieros consolidados.

CORIMON, C. A. Y COMPAÑÍAS FILIALES

Estados Consolidados de Ganancias y Pérdidas

Período de cinco meses terminado el 30 de abril de 2007
y año terminado el 30 de noviembre de 2006

(Expresados en millones de bolívares constantes del 30 de abril de 2007,
excepto la utilidad neta por acción)

	2007	2006
Ventas netas	93.890	354.380
Costo de ventas	69.274	259.584
Utilidad bruta	24.616	94.796
Gastos de operaciones:		
De ventas	12.539	42.887
Administración y generales	7.734	21.084
Total gastos de operaciones	20.273	63.971
Utilidad en operaciones	4.343	30.825
Ingreso (costo) integral de financiamiento:		
Intereses gastos, neto	(1.590)	(4.595)
Diferencia en fluctuación cambiaria, neta	-	25
Resultado realizado por tenencia de activos no monetarios	7.508	158
Resultado monetario del ejercicio (nota 13)	(73)	(3.662)
Total ingreso (costo) integral de financiamiento	5.845	(8.074)
Otros egresos, netos (notas 11-b y 12)	(456)	(1.834)
Utilidad antes de impuesto sobre la renta, partida extraordinaria y participación minoritaria en la utilidad de filial consolidada	9.732	20.917
Impuesto sobre la renta (nota 9):		
Corriente	(3.602)	(9.295)
Diferido	189	1.651
Total impuesto sobre la renta	(3.413)	(7.644)
Utilidad antes de partida extraordinaria y participación minoritaria en la utilidad de filial consolidada	6.319	13.273
Partida extraordinaria - beneficio fiscal por la utilización de pérdidas fiscales de años anteriores y rebajas por nuevas inversiones (nota 9)	2.679	6.192
Utilidad antes de participación minoritaria en la utilidad de filial consolidada	8.998	19.465
Participación minoritaria en la pérdida de filial consolidada	240	530
Utilidad neta	9.238	19.995
Utilidad neta por acción (nota 1-w)	589	1.275

Las notas que se acompañan forman parte de los estados financieros consolidados.

CORIMON, C. A. Y COMPAÑIAS FILIALES

Estados Consolidados de Movimiento de las Cuentas de Patrimonio

Período de cinco meses terminado el 30 de abril de 2007 y año terminado el 30 de noviembre de 2006

(Expresados en millones de bolívares constantes del 30 de abril de 2007)

	Capital social acciones comunes (nominal)	Actualización del capital social	Prima en emisión de acciones	Acciones en tesorería	Exceso del valor neto en libros sobre el costo de acciones de filial	Utilidades retenidas			Efecto no realizado en valuación de inversiones	Ajuste acumulado por traducción monetaria	Resultado no realizado por tenencia de activos no monetarios (RETANM)	Total patrimonio
						Reserva legal	No distribuidas	Total				
Saldos al 30 de noviembre de 2005, reestructurados	75.368	77.852	1.991	(139)	20.460	46.376	34.561	80.937	-	12.768	(10.730)	258.507
Decreto de dividendos:												
En acciones	3.015	607	-	-	-	-	(3.622)	(3.622)	-	-	-	-
En efectivo	-	-	-	-	-	-	(1.860)	(1.860)	-	-	-	(1.860)
Utilidad neta	-	-	-	-	-	-	19.995	19.995	-	-	-	19.995
Ajuste por traducción	-	-	-	-	-	-	-	-	-	(2.210)	-	(2.210)
Efecto de valuación de inversiones	-	-	-	-	-	-	-	-	(268)	-	-	(268)
Efecto por tenencia de activos no monetarios	-	-	-	-	-	-	(944)	(944)	-	-	(20.859)	(21.803)
Saldos al 30 de noviembre de 2006	78.383	78.459	1.991	(139)	20.460	46.376	48.130	94.506	(268)	10.558	(31.589)	252.361
Aumento de acciones en tesorería				(67)								(67)
Decreto de dividendos en efectivo	-	-	-	-	-	-	(9.468)	(9.468)	-	-	-	(9.468)
Efecto neto de valuación de inversiones	-	-	-	-	-	-	-	-	(75)	-	-	(75)
Efecto por tenencia de activos no monetarios	-	-	-	-	-	-	-	-	-	-	(5.915)	(5.915)
Utilidad neta	-	-	-	-	-	-	9.238	9.238	-	-	-	9.238
Ajuste por traducción	-	-	-	-	-	-	-	-	-	(618)	-	(618)
Saldos al 30 de abril de 2007	78.383	78.459	1.991	(206)	20.460	46.376	47.900	94.276	(343)	9.940	(37.504)	245.456

Las notas que se acompañan forman parte de los estados financieros consolidados.

Item #92

CORIMON, C.A.
AUTHORIZED CAPITAL Bs. 97.973.320.000,00
SUBSCRIBED AND PAID-IN CAPITAL Bs. 78.383.090.000,00
CARACAS, VENEZUELA

NOTICE OF MEETING

The shareholders of Corimon, C.A. are called to a Regular Shareholders Meeting to be held on July 19th, 2007, at 12:30 a.m. in the Pent-House of the Corimon building, located at Calle Hans Neumann, Los Cortijos de Lourdes, in the city of Caracas, Venezuela, in order to deliberate on the following agenda:

1. Consider and resolve upon the financial statements for the year ended April 30th, 2007, considering the Statutory Auditors' Report, as well as consider and resolve upon the Board of Directors' Report.

2. Consider and resolve upon the appointment of the statutory auditors and their alternates and determine their remuneration. Appoint an independent public accounting firm to issue an opinion on the company's annual financial statements.

3. Consider and resolve upon the proposal submitted by the Board of Directors concerning a dividend payment against Retained Earnings.

The Board of Directors

Caracas, July 4th, 2007

Note: The shareholders are informed that the statement and account submitted by the Board of Directors, the financial statements audited by public accountants for the fiscal year ended April 30th, 2007 and the Statutory Auditors report are available for your inspection at the Company's offices located at Calle Hans Neumann, Corimon building, penthouse, Los Cortijos de Lourdes, and at Venezolano de Crédito Banco Universal, Securities Department, at Avenida Alameda, 8th floor, San Bernardino, Caracas, Venezuela.

"CORIMON, C.A."
CAPITAL AUTORIZADO: Bs. 97.973.320.000,00
CAPITAL SUSCRITO Y PAGADO: Bs. 78.383.090.000,00
CARACAS, VENEZUELA

CONVOCATORIA

Se convoca a los señores accionistas para la Asamblea General de Corimon, C.A., que se celebrará el día diecinueve (19) de julio de 2007, a las 12:30 p.m., en el Pent- House del edificio Corimon, ubicado en la calle Hans Neumann de Los Cortijos de Lourdes, en la ciudad de Caracas, Venezuela, a fin de tratar la siguiente agenda:

1. Considerar y resolver acerca de los estados financieros correspondientes al ejercicio económico terminado el 30 de abril de 2007, con vista del informe de los Comisarios, así como considerar y resolver acerca del informe de la Junta Directiva.

2. Considerar y resolver acerca del nombramiento de los Comisarios y sus suplentes, así como fijarles su remuneración; designar una firma independiente de contadores públicos para que emita su dictamen sobre los estados financieros anuales de la compañía.

3. Considerar y resolver, con vista al proyecto que presentará la Junta Directiva, sobre el decreto de un dividendo con cargo a la cuenta de Utilidades No Distribuidas.

Caracas, cuatro (4) de julio de 2007

La Junta Directiva

Nota: Se participa a los señores accionistas que la memoria y cuenta presentada por la Junta Directiva, los estados financieros auditados por contadores públicos, correspondientes al ejercicio económico finalizado el día 30 de abril de 2007, el informe de los Comisarios y demás documentación relacionada con esta convocatoria, se encuentran a su disposición en las oficinas de la compañía ubicadas en la calle Hans Neumann, edificio Corimon, Pent-House, Los Cortijos de Lourdes, Caracas, Venezuela y en el Venezolano de Crédito, Banco Universal, Departamento de Valores, en la Avenida Alameda, Piso 8, San Bernardino, Caracas, Venezuela.

Item #93

RECEIVED

2007 AUG 16 A 10:49

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Caracas, July 19, 2007

To
Bolsa de Valores de Caracas (Caracas Stock Exchange)
Fax: (212) 905.5835

To the attention of: Mr. Victor Julio Flores

Dear Sirs:

We hereby inform you that the General Shareholders' Meeting of Corimon, C.A. held on July nineteen (19), 2007 and ending at 1:45 p.m. declared the payment of a dividend for the total amount of thirteen thousand eleven million five hundred ninety two thousand nine hundred forty bolivars (Bs. 13.011.592.940,00), to be paid in cash on the basis of eight hundred thirty bolivars (Bs. 830.00) per each outstanding share of the company as of the date of payment, all of which will be charged to the account of Retained Earnings.

Likewise, the General Meeting of Shareholders of Corimon, C.A. granted the Board of Directors the power to establish the method and date of payment of such dividends.

Being there no further matters to discuss, please receive our best regards.

Sincerely,

Juan Carlos Bracho
Legal Consultant

CORIMON

Caracas, 19 de julio de 2007

Señores
Bolsa de Valores de Caracas
Presente.-
Fax: (212) 905.5835

Atn. Sr. Víctor Julio Flores

Estimados señores:

Por medio de la presente se les informa que la Asamblea General de Accionistas de Corimon, C.A. en su sesión del día diecinueve (19) de julio de 2007, finalizada a las 1:45 p.m. decretó el pago de un dividendo por un monto total de trece mil once millones quinientos noventa y dos mil novecientos cuarenta bolívares (Bs. 13.011.592.940,00), el cual será pagado en efectivo a razón de ochocientos treinta bolívares (Bs. 830,00) por cada una de las acciones en circulación de la compañía en la fecha de pago, todo ello con cargo a la cuenta de Utilidades No Distribuidas.

Asimismo, la Asamblea General de Accionistas de Corimon, C.A. delegó en la Junta Directiva la facultad de fijar la forma y fecha de pago de los dividendos.

Sin más a que hacer referencia, aprovecho la oportunidad de enviarle un cordial saludo.

Atentamente,

Juan Carlos Bracho
Consultor Jurídico

BOLSA DE VALORES
DE CARACAS, C.A.
RECIBIDO
20 JUL. 2007
NO IMPLICA LA ACEPTACION
DE SU CONTENIDO

Item #94

Caracas, July 19, 2007

To
Caja de Valores de Venezuela
Fax: (212) 951.0801

Att. Mrs. Carmen Hermoso

Dear Sirs:

We hereby inform you that the General Shareholders' Meeting of Corimon, C.A. held on July nineteen (19), 2007 and ending at 1:45 p.m. declared the payment of a dividend for the total amount of thirteen thousand eleven million five hundred ninety two thousand nine hundred forty bolivars (Bs. 13.011.592.940,00), to be paid in cash on the basis of eight hundred thirty bolivars (Bs. 830.00) per each outstanding share of the company as of the date of payment, all of which will be charged to the account of Retained Earnings.

Likewise, the General Meeting of Shareholders of Corimon, C.A. granted the Board of Directors the power to establish the method and date of payment of such dividends.

Being there no further matters to discuss, please receive our best regards.

Sincerely,

Juan Carlos Bracho
Legal Consultant

CORIMON

RECEIVED

2007 AUG 15 A 10:09

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Caracas, 19 de julio de 2007

Señores
Caja de Valores de Venezuela
Presente.-
Fax: (212) 951.0801

Atn. Sra. Carmen Hermoso

Estimados señores:

Por medio de la presente se les informa que la Asamblea General de Accionistas de Corimon, C.A. en su sesión del día diecinueve (19) de julio de 2007, finalizada a las 1:45 p.m. decretó el pago de un dividendo por un monto total de trece mil once millones quinientos noventa y dos mil novecientos cuarenta bolívares (Bs. 13.011.592.940,00), el cual será pagado en efectivo a razón de ochocientos treinta bolívares (Bs. 830,00) por cada una de las acciones en circulación de la compañía en la fecha de pago, todo ello con cargo a la cuenta de Utilidades No Distribuidas.

Asimismo, la Asamblea General de Accionistas de Corimon, C.A. delegó en la Junta Directiva la facultad de fijar la forma y fecha de pago de los dividendos.

Sin más a que hacer referencia, aprovecho la oportunidad de enviarle un cordial saludo.

Atentamente,

Juan Carlos Bracho
Consultor Jurídico

CORIMON, C.A., S.A.C.A., Calle Hans Neumann, Edif. Corimon, Los Cortijos de Lourdes, Caracas 1071, VENEZUELA
Telfs.: 400.55.55 Fax: 400.56.44. RIF: J-000256411- NIT: 0036613939
Capital Autorizado: Bs. 97.973.320.000,00 - Capital Suscrito y Pagado: Bs. 75.368.355.000,00 - www.corimon.com

Item #95

Caracas, July 19, 2007

To
Comisión Nacional de Valores
Fax: (212) 762.9975

Att. Doctor Fernando de Candia Ochoa

Dear Sirs:

We hereby inform you that the General Shareholders' Meeting of Corimon, C.A. held on July nineteen (19), 2007 and ending at 1:45 p.m. declared the payment of a dividend for the total amount of thirteen thousand eleven million five hundred ninety two thousand nine hundred forty bolivars (Bs. 13.011.592.940,00), to be paid in cash on the basis of eight hundred thirty bolivars (Bs. 830.00) per each outstanding share of the company as of the date of payment, all of which will be charged to the account of Retained Earnings.

Likewise, the General Meeting of Shareholders of Corimon, C.A. granted the Board of Directors the power to establish the method and date of payment of such dividends.

Being there no further matters to discuss, please receive our best regards.

Sincerely,

Juan Carlos Bracho
Legal Consultant

CORIMON

RECEIVED

16 A 10:50

Caracas, 19 de julio de 2007

Señores
Comisión Nacional de Valores
Presente.-
Fax: (212) 762.9975

Atn. Doctor Fernando de Candia Ochoa

Estimados señores:

Por medio de la presente se les informa que la Asamblea General de Accionistas de Corimon, C.A. en su sesión del día diecinueve (19) de julio de 2007, finalizada a las 1:45 p.m. decretó el pago de un dividendo por un monto total de trece mil once millones quinientos noventa y dos mil novecientos cuarenta bolívares (Bs. 13.011.592.940,00), el cual será pagado en efectivo a razón de ochocientos treinta bolívares (Bs. 830,00) por cada una de las acciones en circulación de la compañía en la fecha de pago, todo ello con cargo a la cuenta de Utilidades No Distribuidas.

Asimismo, la Asamblea General de Accionistas de Corimon, C.A. delegó en la Junta Directiva la facultad de fijar la forma y fecha de pago de los dividendos.

Sin más a que hacer referencia, aprovecho la oportunidad de enviarle un cordial saludo.

Atentamente,

Juan Carlos Bracho
Consultor Jurídico

CORIMON, C.A., S.A.C.A., Calle Hans Neumann, Edif. Corimon, Los Cortijos de Lourdes, Caracas 1071, VENEZUELA
Telfs.: 400.55.55 Fax: 400.56.44. RIF: J-000256411- NIT: 0036613939
Capital Autorizado: Bs. 97.973.320.000,00 - Capital Suscrito y Pagado: Bs. 75.368.355.000,00 - www.corimon.com

Item #96

Caracas, July 19, 2007

To
Venezolano de Crédito, Banco Universal
Fax: (212) 806.6503

Att. Mr. Angel Godón

Dear Sirs:

We hereby inform you that the General Shareholders' Meeting of Corimon, C.A. held on July nineteen (19), 2007 and ending at 1:45 p.m. declared the payment of a dividend for the total amount of thirteen thousand eleven million five hundred ninety two thousand nine hundred forty bolivars (Bs. 13.011.592.940,00), to be paid in cash on the basis of eight hundred thirty bolivars (Bs. 830.00) per each outstanding share of the company as of the date of payment, all of which will be charged to the account of Retained Earnings.

Likewise, the General Meeting of Shareholders of Corimon, C.A. granted the Board of Directors the power to establish the method and date of payment of such dividends.

Being there no further matters to discuss, please receive our best regards.

Sincerely,

Juan Carlos Bracho
Legal Consultant

CORIMON

Caracas, 19 de julio de 2007

Señores
Venezolano de Crédito, Banco Universal
Presente.-
Fax: (212) 806.6503

Atn. Sr. Angel Godón

Estimados señores:

Por medio de la presente se les informa que la Asamblea General de Accionistas de Corimon, C.A. en su sesión del día diecinueve (19) de julio de 2007, finalizada a las 1:45 p.m. decretó el pago de un dividendo por un monto total de trece mil once millones quinientos noventa y dos mil novecientos cuarenta bolívares (Bs. 13.011.592.940,00), el cual será pagado en efectivo a razón de ochocientos treinta bolívares (Bs. 830,00) por cada una de las acciones en circulación de la compañía en la fecha de pago, todo ello con cargo a la cuenta de Utilidades No Distribuidas.

Asimismo, la Asamblea General de Accionistas de Corimon, C.A. delegó en la Junta Directiva la facultad de fijar la forma y fecha de pago de los dividendos.

Sin más a que hacer referencia, aprovecho la oportunidad de enviarle un cordial saludo.

Atentamente,

Juan Carlos Bracho
Consultor Juridico

CORIMON, C.A., S.A.C.A., Calle Hans Neumann, Edif. Corimon, Los Cortijos de Lourdes, Caracas 1071, VENEZUELA
Telfs.: 400.55.55 Fax: 400.56.44. RIF: J-000256411- NIT: 0036613939
Capital Autorizado: Bs. 97.973.320.000,00 - Capital Suscrito y Pagado: Bs. 75.368.355.000,00 - www.corimon.com

Item #97

RECEIVED

2007 AUG 16 A 10:51

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Caracas, July 20, 2007

To the President and other Members of the National Securities Commission

Dear Sirs,

The undersigned, Juan Carlos Bracho Ghersi, Venezuelan, of legal age, domiciled in Caracas and bearer of the identity card No. 11.563.119, duly authorized to carry out this notification as evidenced by the Minutes of the Regular Shareholders' Meeting of Corimon, .C.A, held on February 28, 2007, being such company domiciled in Caracas and registered at the Second Mercantile Registry Office of the Judicial Circuit of the Federal District and the Miranda State in June fourteen (14), 1949, under No. 644, Volume 3-D, respectfully appear before you to declare:

For purposes of complying with the provisions of Article 5 of the "Standards on the Periodical or Eventual Information to be supplied by those Persons subject to the Control of the National Securities Commission" published in the Official Gazette of the Bolivarian Republic of Venezuela No. 5.802 Special, on March eight (8), 2006, attached herein you will find the original and five (5) copies of the following documents:

1. Certified copy of the Minutes of the General Shareholders' Meeting of Corimon, C.A. held on July nineteen (19), 2007.
2. Consolidated financial statements audited by the Independent Certified Public Accountants appointed by the Meeting.
3. Report from the Statutory Auditors.
4. Presentation submitted by the board of directors and approved by the Meeting which includes a summary of the most relevant activities, plans and economical and financial operations performed and projected by the company during the fiscal period.
5. Form on the declaration and payment of dividends.
6. Form on the remuneration payable to directors, duly completed.
7. Copy of the publication of the Notice of Meeting made on July four (4), 2007 and published in newspapers El Nacional and El Universal.
8. Copy of the Fiscal Information Registration Number (R.I.F.)

Finally, according to the provisions of Numeral 4 of Article 5 of the abovementioned Standards, I hereby inform as follows:

- That my client has not subscribed, modified or terminated agreements which may significantly affect the estimate of the company's revenues and expenses.
- That my client has not being subject, during the fiscal year, to litigations or claims, whether civil, mercantile, fiscal or labor, which significantly affect or may affect the economical or financial condition of the company.
- That my client has not approved, during the fiscal year, any relevant project which may affect its economical or financial condition.

- That my client has not made, during the fiscal year, changes to its credit and collecting policies which may affect its economical and financial condition.
- That no client held twenty percent (20%) or more net sales, nor obtained any profit equal to twenty percent (20%) or more of the total sales performed by a single client.

Being there no further matters to discuss, please receive my best regards.

Sincerely,

Juan Carlos Bracho Ghersi
Secretary
Corimon, C.A

Minutes of the Regular General Shareholders' Meeting of CORIMON, C.A.

Today, July nineteen (19), 2007, at 12:30 p.m., at the penthouse of Edificio Corimon, located at Calle Hans Neumann of Los Cortijos de Lourdes in Caracas, the shareholders indicated at the end of this Minutes gathered for purposes of holding a Regular General Shareholders' Meeting of CORIMON, C.A., presided by Carlos Gill Ramírez, Chairman of the board of directors, accompanied by Angel Eduardo Gómez Sigala, Vice Chairman of the board of directors and Fernando Volante, Director.

Upon verifying the presence of a number of attendants representing eighty two percent with twenty two (82.22%) of the shares from the capital subscribed and paid-in of the company, for purposes of complying with the quorum required by the company's bylaws, Carlos Gill Ramírez declared the Meeting as valid and proceeded to read the notice of meeting published in newspapers El Nacional and El Universal on July four (4), 2007, transcribed as follows:

CORIMON, C.A.
AUTHORIZED CAPITAL Bs. 97.973.320.000,00
SUBSCRIBED AND PAID-IN CAPITAL Bs. 78.383.090.000,00
CARACAS, VENEZUELA

NOTICE OF MEETING

The shareholders of Corimon, C.A. are called to a Regular Shareholders Meeting to be held on July 19th, 2007, at 12:30 a.m. in the Pent-House of the Corimon building, located at Calle Hans Neumann, Los Cortijos de Lourdes, in the city of Caracas, Venezuela, in order to deliberate on the following agenda:

1. Consider and resolve upon the financial statements for the year ended April 30th, 2007, considering the Statutory Auditors' Report, as well as consider and resolve upon the Board of Directors' Report.

2. Consider and resolve upon the appointment of the statutory auditors and their alternates and determine their remuneration. Appoint an independent public accounting firm to issue an opinion on the company's annual financial statements.

3. Consider and resolve upon the proposal submitted by the Board of Directors concerning a dividend payment against Retained Earnings.

The Board of Directors

Caracas, July 4th, 2007

Note: The shareholders are informed that the statement and account submitted by the Board of Directors, the financial statements audited by public accountants for the fiscal year ended

April 30th, 2007 and the Statutory Auditors report are available for your inspection at the Company's offices located at Calle Hans Neumann, Corimon building, penthouse, Los Cortijos de Lourdes, and at Venezolano de Crédito Banco Universal, Securities Department, at Avenida Alameda, 8th floor, San Bernardino, Caracas, Venezuela.

Subsequently, they proceeded to take into consideration and resolve upon the following items:

FIRST: To consider and resolve upon the financial statements corresponding to the fiscal year ended on April 30, 2007, based on the report from the Statutory Auditors, as well as to consider and resolve upon the report from the board of directors.
They read the Report from the Statutory Auditors and the Report from the Board of Directors.
The financial statements of Corimon for the fiscal year ended on April 30, 2007 were submitted to the Meeting and showed as follows:
During the fiscal year ended on April thirty (30), 2007, consolidated sales reached the amount of Bs. 93,890,000,000, generating a gross profit of Bs. 24,616,000,000 and a net operative profit of Bs. 4,343,000,000, resulting in a net profit of Bs. 9,238,000,000. As of April thirty (30), 2007, the balance sheet of the company shows total assets in the amount of Bs. 353,174,000,000, total liabilities in the amount of Bs. 103,535,000,000, minority interests in the amount of Bs. 4,183,000,000 and shareholders' equity in the amount of Bs. 245,.456,000,000.

Upon reviewing the Report from the Statutory Auditors and the Board of Directors, they approved the Financial Statements submitted to their consideration. They also approved the corresponding report and management of the Board of Directors.

It is hereby certified that voting was unanimous

SECOND: To consider and resolve upon the appointment of the Statutory Auditors and their alternates, as well as to establish their remuneration and appoint a firm of independent certified public accountants to render their opinion on the annual financial statements of the company.
Based on the existing candidates and pursuant to the proceeding set forth by the legislation on Capital Markets, the Meeting appointed Henry Peñaloza, bearer of the identity card No. 7.955.377, C.P.A. No. 20.339, and Jorge Gómez, bearer of the identity card No. 5.407.975, C.P.A. 10.951, as Main Statutory Auditors, and Fernando Bravo, bearer of the identity card No. 8.721.037, C.P.A. 49.697 and William Granier, bearer of the identity card No. 5.170.010, C.P.A. 5.722, as the respective alternates of the former. The Meeting approved the remuneration equal to one hundred twenty (120) tax units per year for the acting Statutory Auditors.
The firm Alcaraz, Cabrera, Vázquez, members of KPMG, was appointed as Independent Certified Public Accountants for the company's next fiscal year.

It is hereby certified that voting was unanimous.

THIRD: To consider and resolve upon, based on the project to be submitted by the board of directors, the declaration of a dividend to be charged to the account of Non-distributed Earnings.
Upon considering the project submitted by the Board of Directors, the Shareholders' Meeting declared a dividend in cash for the amount of thirteen thousand eleven million five

hundred ninety two thousand nine hundred forty bolivars (Bs. 13.011.592.940,00), to be paid in cash on the basis of eight hundred thirty bolivars (Bs. 830.00) per each outstanding share of the company as of such date.

Likewise, the Shareholders' Meeting empowered the Board of Directors to set the method and date of payment of the dividends declared herein.

Being there no further matters to discuss, the Meeting was adjourned and this Minutes was drafted.

Ilse Barrios, representing 1.277.500 shares, Romel Cubas, representing 58.459 shares, José Da Silva, representing 22.000 shares, Jaime Dasilva Ayala, representing 66 shares, Pedro Fajre, representing 7.265 shares, José Alberto Febres Pérez, representing 668 shares, Emilio Henrique García Díaz, representing 10 shares, Leonardo García Rodríguez, representing 1 share, Otto Gratzer Hirscz, representing 2.382 shares, Juan López Ligos, representing 208 shares, Iván Antonio Márquez Bustamante representing 47 shares, Ricardo Neumann Ramírez representing 62.521 shares, María Aurora Ruiz Moreno representing 5.053 shares, Virginia Serra representing 8.109.009 shares, Luis Félix Serrano Tovar representing 1.900 shares, Marviel Tinedo representing 3.302.248 shares and Angel Ugueto representing 40.235 shares.

Juan Carlos Bracho, Venezuela, of legal age, domiciled in Caracas and bearer of the identity card No. 11.563.119, acting as Secretary of Corimon, C.A., company domiciled in Caracas and registered at the Second Mercantile Registry Office of the Judicial Circuit of the Federal District and the Miranda State on June fourteen (14), 1949, under No. 644, Volume 4-D, hereby certify that the above transcribed Minutes is true and exact copy of its original filed in the Book of Minutes of Meetings of the Company.

Juan Carlos Bracho

CORIMON, C.A. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

April 30, 2007 and November 30, 2006

(Milions of constant bolivars as of April 30, 2007)

Assets	**2007**	**2006**
Current Assets		
Cash and deposits	11.220	17.276
Time deposits	654	684
Temporary Investments	5.450	-
Notes and accounts receivable		
Trade	74.372	122.748
Retained taxes	16.039	13.085
Inversiones Neuco, C. A.	1.452	1.518
Prepayment - Suppliers	1.267	2.045
Officials and employees	512	517
Other	3.339	2.392
	96.981	142.305
Less allowance for doubtful accounts	4.088	4.205
Notes and account receivables, net	92.893	138.100
Inventories, net	55.807	60.276
Prepaid expenses	1.709	2.039
Deferred taxes	2.768	2.827
Total current assets	170.501	221.202
Long.term account receivables	10.034	10.033
Investment in shares	9.420	4.352
Properrty, plant and equipment	136.045	148.691
Property and other assets for sale	17.389	16.147
Long-term deferred taxes	1.764	1.645
Deferred charges and other assets	8.021	5.783
Total assets	353.174	407.853

CORIMON, C.A. AND ITS SUBSIDIARIES

Consolidated Balance Sheet

November 30th, 2006 and 2005

(Millions of constant bolivars as of november 30th, 2006)

Liabilities and Shareholdres' Equity	**2007**	**2006**
Current liabilities		
Bank loans	18.178	53.509
Notes and accounts payable		
Trade	38.653	55.274
Directors and shareholders	501	453
Total notes and accounts payable	39.154	55.727
Payable Dividends	10.252	897
Income tax	781	-
Accrued expenses	25.672	30.602
Total current liabilities	94.037	140.735
Long-term bank loans	1.661	2.153
Accrual for employees termination benefits, net of advances	5.862	6.015
Deferred tax	608	746
Other liabilities	1.367	1.428
Total liabilities	103.535	151.077
Minority interests	4.183	4.415
Shareholders' equity, refer to consolidated statements of shareholders' equity	245.456	252.361
Total liabilities and shareholders' equity	353.174	407.853

CORIMON, C. A. AND ITS AFFILIATES

Consolidated Statement of Income

Five-month period ended April 30, 2007
and year ended November 30, 2006

(Millions of constant bolivars as of november 30th, 2007,
except for income per share)

	2007	2006
Net Sales	93.890	354.380
Cost of Sales	69.274	259.584
Gross income	24.616	94.796
Operating expenses		
Selling	12.539	42.887
Administrative and general	7.734	21.084
Total operating expenses	20.273	63.971
Operating Income	4.343	30.825
Integral financial cost (income)		
Interests expenses, net	(1.590)	(4.595)
Foreign exchange, net	-	25
Realized result from holding non monetary assets	7.508	158
Monetary result	(73)	(3.662)
Total integral financial income (cost)	5.845	(8.074)
Other expenses, net	(456)	(1.834)
Net income before income taxes, extraordinary account and minority interests in the consolidated affiliate net income	9.732	20.917
Income Tax		
Current	(3.602)	(9.295)
Deferred	189	1.651
Total taxes	(3.413)	(7.644)
Net income before extraordinary account and minority interest in the consolidated affiliate	6.319	13.273
Extraordinary account - fiscal benefit for the use of previous years' fiscal losses, discounts for new investments and credit to business assets	2.679	6.192
Net income before minority interest in the consolidated affiliate net income	8.998	19.465
Minority interest participation in the consolidated affiliate's income	240	530
Net Income	9.238	19.995
Net Income per share	589	1.275

CORIMON, C. A. AND ITS AFFILIATES

Consolidated Statment of Shareholders' Equity

Five-month period ended April 30, 2007 and yer ended November 30, 2006

(Millions of constant bolivars as of April 30, 2007)

	Capital stock common shares (nominal)	Capital stock adjustment	Premium on share issuance	Treasury stock	Premium on book value over the cost of subsidiaries' shares	Retained earnings (deficit) Legal reserve	Retained earnings (deficit) Not distributed (deficit)	Retained earnings (deficit) Total	Unrealized effect on investment valuation	Cumulative translation adjustment	Result from holding nonmonetary assets (RETANM)	Total Shareholders' equity
Balances as of November 30, 2005, reestructured	75 368	77 852	1,991	(139)	20 460	46.376	34.561	80.937	-	12.768	(10.730)	258.507
Dividends declared												
Stick dividend	3 015	607	-	-	-	-	(3.622)	(3.622)	-	-	-	-
Cash dividend	-	-	-	-	-	-	(1.860)	(1.860)	-	-	-	(1.860)
Net Income	-	-	-	-	-	-	19.995	19.995	-	-	-	19 995
Translation adjustment	-	-	-	-	-	-	-	-	-	(2.210)	-	(2.210)
Effect on investment valuation	-	-	-	-	-	-	-	-	(268)	-	-	(268)
Result from holding nonmonetary assets	-	-	-	-	-	-	(944)	(944)	-	-	(20 859)	(21.803)
Balances as of November 30th, 2006	78.383	78.459	1,991	(139)	20.460	46 376	48.130	94.506	(268)	10.558	(31.589)	252 361
Rise in treasury shares				(67)								(67)
Cash dividends declared	-	-	-	-	-	-	(9.468)	(9.468)	-	-	-	(9 468)
Net effect on investment valuation	-	-	-	-	-	-	-	-	(75)	-	-	(75)
Result from holding nonmonetary assets	-	-	-	-	-	-	-	-	-	-	(5.915)	(5.915)
Net Income	-	-	-	-	-	-	9.238	9.238	-	-	-	9.238
Translation adjustment	-	-	-	-	-	-	-	-	-	(618)	-	(618)
Balances as of April 30, 2007	78 383	78 459	1.991	(206)	20 460	46.376	47.900	94.276	(343)	9.940	(37.504)	245.456

Statutory Auditors' Report

July 3, 2007

To the Shareholders of Corimon, C.A.

We, acting as Statutory Auditors appointed by the General Shareholders' Meeting held on February 28, 2007 and according to the provisions of the Interpersonal Norms and Standards for exercising the role of Statutory Auditor, Articles 309 and 311 of the Venezuelan Commercial Code and other legal and regulatory dispositions, hereby inform you that we have analyzed the consolidated balance sheet of Corimon, C.A. and its affiliated companies for the period ended on April 30, 2007, the consolidated profit and loss statement, statement of changes in shareholders' equity and cash flows for the period ended on April 30, 2007, expressed in bolivars at the value effective as of April 30, 2007, which have been prepared by the administration of the Company.

Our analysis was made within the scope we deemed necessary according to the circumstances and the opinions issued by the external auditors of the Company, Alcaraz Cabrera Vazquez dated June 29, 2007, which is attached to this report as an integral part hereof. These indicate that the consolidated financial statements reasonably reflect, at all relevant aspects, the financial condition of Corimon, C.A. and its affiliated companies as of April 30, 2007, the consolidated results of its operations and the cash flow for the period ended on April 30, 2007, expressed in bolivars at the value effective as of April 30, 2007, and that this analysis was made according to the generally accepted auditing norms.

In the General Shareholders' Meeting held on November 20, 2006, it was approved to modify the company's fiscal year and, which from now on will be from May 1st through April 30 of every year, instead of from December 1st through November 30 of every year. For the affiliates the fiscal year will be from April 1st through March 31st of every year.

Beginning on the five-month period ended on April 30, 2007, the Company decided to present its consolidated financial statements according to Venezuelan PCGA (generally accepted accounting principles). Consolidated financial statements for the fiscal year ended on November 30, 2006 have been restructured for comparisons purposes according to Venezuelan PCGA. Net effect of the change from the standards on preparing financial statements provided by the National Securities Commission (CNV, for its initials in Spanish) to Venezuelan PCGA amount to Bs. 9.526 en millions in constant bolivars.

In our opinion, and based on our analysis and the work done by the external auditors, Alcaraz Cabrear Vázquez y Asociados, the financial statements attached herein and the notes thereof, expressed in bolivars at the value effective by that moment, reasonably reflect the financial condition of Corimon, C.A. and its affiliated companies as of April 30, 2007, as well as the consolidated results of its operations and the cash flows for the five-month period ended on April 30, 2007, pursuant to the Venezuelan generally accepted accounting principles; therefore, we

hereby submit them to the consideration of the General Shareholders' Meeting for their approval.

Sincerely,

Jorge Gómez C. Statutory Auditor CPA N° 10951	Henry Peñaloza R. Statutory Auditor CPA N° 20339

CORIMON, C.A.
REGULAR GENERAL SHAREHOLDERS' MEETING
Caracas, July 19th, 2007

In the Special Shareholders' Meeting held on November 20th, 2006, it was approved to modify the company's fiscal year and, which from now on will be from May 1st of every year through April 30 of the following year, which is why today, the Board of Directors of Corimon, C.A. is pleased to inform that the fiscal period ended April 30, 2007 has successfully ended.

Net sales in constant bolivars as of April 30th, 2007 were Bs. 93.890 millions and consolidated net income in constant bolivars as of April 30th, 2007 was Bs. 9.238 millions. Total assets were Bs. 353.174 millions, while liabilities accounted for Bs. 103.535 millions, compared with Bs. 151.077 millions at the closing of last year, which yields an equity in constant bolivars as of April 30th, 2007 of Bs. 245.456.

Corimon, C.A. and its affiliates have adopted a new structure of responsibility integration, which among other benefits, promotes communication, the use of synergies and help all areas to focus in a shared goal: to position Corimon at excellence levels.

The Board of Directors reports the performance of Corimon, C.A. and their subsidiaries, during the economic period ended April 30, 2007, as follows:

In the fiscal period that just finished, Corimon and its affiliates, developed new strategic and technological alliances, continued with the process of updating their facilities with the objective of surpassing our goals, while implementing a strategy of disposal of inactive assets, which helps with a better financial performance.

Investment in peripheral and control equipment were also made, to offer a better service and high quality products to our cients.

In the economic period ended April 30, 2007, Corimon Pinturas fortified its commercialization strategy and increased the presence of its products in the market thanks to the company's financial stability, which allowed opportune raw material procurement for the paintings and related products production and an effective distribution, which allowed this affiliate to an increase of 21% in sales in constant bolivars of April 30, 2007 compared to the previous year and an operative income of 12% and net income of 13% over sales.

With a significant investment in the production systems, a new warehouse, automated production and quality systems, of unloading, filling, labeling, loading and a new pigment mill that reduced the time of milling of 20 hours to 3 hours; these projects will, without a doubt, contribute with the consolidation of Corimon Pinturas as the leader in the Venezuelan painting market.

Corimon Pinturas and Resimon signed a technological agreement with ICI, one of the world's largest companies in the markets of paints, adhesives, starches and synthetic polymers, which will allow the Corimon Group to strengthen its market position, both in the paintings market with its brands Montana and Pinco, as well as in the resins markets with Resimon products, through new products development.

During the economic period ended April 30, 2007, Resimon experienced an increase in sales of 6% in constant bolivars of April 30, 2007 compared to previous year and an increase of 47% in its gross income for the same period, while making significant investment in the environmental sanitation area, to eliminate solid waste that was stored in its plant.

Cerdex, the company that manufactures and commercializes brushes, rollers, painting accessories, held its leadership position in the national market, increasing its gross margin by 15% related to previous year and endind the period with 38% of gross income over sales. During this fiscal year, the subsidiary obtained again the certification of norm ISO 9001-2000 and experienced a 20% increase in its brushes line. In spite of having received product competition from Asian countries, Cerdex held its market position, offering products of excellent quality at accessible prices.

Tiendas Montana, the leader chain commercialization of painting and related products in Venezuela, ended its fiscal year 2006 with 120 operative stores under the franchise system. New franchises were promoted to serve geographic areas in which the company's products did not count with an appropriate distribution, such as Vizcaya (Caracas), Bocon6, Punto Fijo, San Cristóbal, Ciudad Bolívar and Propatria.

Sissons Paints, our subsidiary in Trinidad and Tobago and Grenada continued its fortification strategy and ratified its presence in the market through the concept of "Colour Shop" stores. Net income for the fiscal period ended April 30, 2007 increased by 10% compared to the previous period and was 7% over net sales.

Montana Grafica, the subsidiary dedicated to the production of an ample variety of flexible and pliable packings for massive and industrial consumer goods and services of design and pre-press for the industry of the graphical arts, ended the fiscal period with a net income of 22% over sales. During the fiscal year ended April 30, 2007, Montana Grafica made significant investments in its facility update, by purchasing a Huecograbado printer (10 colors) and a cutting machine with automated change that will be operative by the fourth quarter of 2007.

The ink producing line rationalization process was successfully completed and Montana Grafica is about to sign an ink supply agreement with SunChemical under the "In-Plant" format.

Regarding the Principles of Corporate Governance and abiding by the criteria adopted by the National Securities Commission, through Resolution N° 19-1-2005, the Company's Board of Directors has determined that over a fifth of its members

can be deemed as independent. Likewise, the Board of Directors has appointed an Audit Committee, conformed by Independent Directors and whose main functions are: i) To know the Company's financial statements as a necessary condition fro them to be considered by the Board of Directors and later presented to the Shareholders Meeting for its approval; ii) To assist the Board of Directors in the implementation of the necessary measures to preserve the integrity of the Company's financial information; iii) To collaborate with the Board of Directors in its supervision function of the the internal audit and the external auditors processes; and, iv) To know and to analyze the content of the management letter with the purpose of making the recommendations that it considers necessary.

By the considerations before mentioned, in light of the Statutory Auditor's Report, Corimon's Board of Directors presents to the Shareholders' Meeting the Consolidated Financial statements of Corimon, C.A. and its subsidiaries, in constant bolivars, for the economic period ended April 30, 2007.

CORIMON, C.A.
Dividend Notification

This form is presented to the National Securities Commission whenever an issuer declares and/or pays dividends. It shows the following information:

- Company's Name: Corimon, C.A.
- Company's phone number: 0212-4005530
- Company's address: Los Cortijos de Lourdes, Caracas
- Main economic activity: Buy/sell shares
- Paid-in Capital: Bs. 78.383.090.000
- # of shareholders: approximately 5,100
- Dividend declared by: Shareholders Meeting
- Declaration date: February 28th, 2007
- Registration date: N/A
- First date of declaration: NO
- Type of Society: Anonymous society
- Income distribution:

	Period: Dec. 1, 2004 – Nov. 30, 2005	**Period:** Dec. 1, 2005 – Nov. 30, 2006
Net Income	24,147	18,394
Less Tax Income	(3,854)	-
Net Income after deductions	20,293	18,394
Net Income (base for dividend calculation)	20,293	18,394

- Dividends declared and/or paid: Declared (**Period:** Dec. 1, 2005 – Nov. 30, 2006)

	Period: Dec. 1, 2004 – Nov. 30, 2005		**Period:** Dec. 1, 2005 – Nov. 30, 2006	
	Amount	**%**	**Amount**	**%**
Cash dividend – common shares	1,507	33	9,405	97
Cash dividend – total	1,507	33	9,405	97
Share dividends	3,015	67		
Total Dividends	4,522	100	9,405	97

- Net Income of last year (base for dividend calculation) is Bs. 9,012 millions according to the National Securities Commission notification CNV-OP-12-02
- Signed: Juan Carlos Bracho

RECEIVED
2007 AUG 16 A 10:51

CORIMON, C. A.
DIRECTORS COMPENSATION
RELATED TO PERIOD: DECEMBER 01, 2006 -APRIL 30, 2007
IN BOLIVARS

DIRECTORS AND EXECUTIVES NAME	YEARLY SALARY	LEGAL INCOME	STATUTORY INCOME	ALLOWANCE	OTHER COMPENSATION VACATIONS	TOTAL
ANGEL EDUARDO GÓMEZ SIGALA	50.700.000,00	14.083.613,60		22.174.400,00		86.958.013,60
CARLOS GIL	50.700.000,00	14.083.613,60		19.353.600,00		84.137.213,60
OSWALDO CISNEROS						0,00
ALBERTO SOSA	74.100.000,00	26.711.028,25	24.408.260,87	19.754.400,00		144.973.689,12
CELESTINO DIAZ			16.272.173,91	18.411.200,00		34.683.373,91
OMAR PERNÍA PACHECO			29.832.318,84	22.175.200,00		52.007.518,84
DAVID TOMASELLO			29.832.318,84	18.412.800,00		48.245.118,84
ALEJANDRO ALFONZO-LARRAIN			29.832.318,84	18.412.800,00		48.245.118,84
FERNANDO VOLANTE			27.120.289,86	14.646.000,00		41.766.289,86
CARLOS RODOLFO GIL MARQUEZ				3.763.200,00		3.763.200,00
JORGE AZPÚRUA RAMÍREZ						0,00
RICARDO PARÍS						0,00
RICARDO MATA						0,00
RAFAEL FONSECA				3.763.200,00		3.763.200,00
WERNER BRASCHI						0,00
OCTAVIO LARA						0,00
JOSE R. VELASQUEZ B.						0,00
MANUEL SUCRE						0,00
NELSON ORTIZ						0,00
ANDRES LAPADULA						0,00
TOTALES	175.500.000,00	54.878.255,45	157.297.681,16	160.866.800,00	0,00	548.542.736,61

JUAN CARLOS BRACHO
LEGAL COUNSELOR

CORIMON, C. A.
DIRECTORS COMPENSATION
RELATED TO PERIOD: DECEMBER 01, 2006 -APRIL 30, 2007
IN BOLIVARS

DIRECTORS AND EXECUTIVES NAME	YEARLY SALARY	LEGAL INCOME	STATUTORY INCOME	ALLOWANCE	OTHER COMPENSATION VACATIONS	TOTAL
CORIMON, C. A.	175.500.000,00	54.878.255,45	157.297.681,16	160.866.800,00	0,00	548.542.736,61
TOTALES	175.500.000,00	54.878.255,45	157.297.681,16	160.866.800,00	0,00	548.542.736,61

JUAN CARLOS BRACHO
LEGAL COUNSELOR

CORIMON, C.A.
AUTHORIZED CAPITAL Bs. 97.973.320.000,00
SUBSCRIBED AND PAID-IN CAPITAL Bs. 78.383.090.000,00
CARACAS, VENEZUELA

NOTICE OF MEETING

The shareholders of Corimon, C.A. are called to a Regular Shareholders Meeting to be held on July 19th, 2007, at 12:30 a.m. in the Pent-House of the Corimon building, located at Calle Hans Neumann, Los Cortijos de Lourdes, in the city of Caracas, Venezuela, in order to deliberate on the following agenda:

1. Consider and resolve upon the financial statements for the year ended April 30th, 2007, considering the Statutory Auditors' Report, as well as consider and resolve upon the Board of Directors' Report.

2. Consider and resolve upon the appointment of the statutory auditors and their alternates and determine their remuneration. Appoint an independent public accounting firm to issue an opinion on the company's annual financial statements.

3. Consider and resolve upon the proposal submitted by the Board of Directors concerning a dividend payment against Retained Earnings.

The Board of Directors

Caracas, July 4th, 2007

Note: The shareholders are informed that the statement and account submitted by the Board of Directors, the financial statements audited by public accountants for the fiscal year ended April 30th, 2007 and the Statutory Auditors report are available for your inspection at the Company's offices located at Calle Hans Neumann, Corimon building, penthouse, Los Cortijos de Lourdes, and at Venezolano de Crédito Banco Universal, Securities Department, at Avenida Alameda, 8th floor, San Bernardino, Caracas, Venezuela.

CORIMON, C.A.
Fiscal Information Registration Number
(R.I.F.)

This form shows the following information:

- The Company's Tax ID: J-00025641-1
- Registration date: March 23rd, 1979
- Full name: Corimon, C.A.
- Fiscal address: Calle Hans Neumann, Urb. Los Cortijos de Lourdes. Edf. Corimon. Caracas.
- City: Caracas
- Issuance date: March 13th, 2006

CORIMON

RECEIVED

RECIBIDO

Caracas, 20 de julio de 2007

Señores
PRESIDENTE Y DEMÁS MIEMBROS
DE LA COMISIÓN NACIONAL DE VALORES
Ciudad.-

Estimados señores:

Quien suscribe, **Juan Carlos Bracho Ghersi**, venezolano, mayor de edad, domiciliado en Caracas y titular de la cédula de identidad número 11.563.119, debidamente facultado para realizar la presente participación según consta en Acta de Asamblea Ordinaria de Accionistas de la empresa **CORIMON C.A.** celebrada en fecha 19 de julio de 2007, estando dicha sociedad mercantil domiciliada en Caracas e inscrita en el Registro Mercantil Segundo de la Circunscripción Judicial del Distrito Federal y Estado Miranda, en fecha catorce (14) de junio de 1949, bajo el número 644, Tomo 3-D, ante usted ocurro y expongo:

Con el fin de dar cumplimiento a lo establecido en el artículo 5 de las "Normas Relativas a la Información Periódica u Ocasional que deben Suministrar las Personas Sometidas al Control de la Comisión Nacional de Valores", publicada en la Gaceta Oficial de la República Bolivariana de Venezuela, número 5.802, Extraordinaria, de fecha ocho (8) de marzo de 2006, adjunto a la presente encontrará, en original y cinco (5) copias, los siguientes documentos:

1. Copia certificada del Acta de Asamblea General de Accionistas de Corimon, C.A., celebrada el día diecinueve (19) de julio de 2007.

2. Estados Financieros Consolidados dictaminados por Contadores Públicos Independientes, aprobados por la Asamblea.

3. Informe de los Comisarios.

4. Presentación de la Junta Directiva aprobada por la Asamblea, la cual contiene un resumen de las actividades más significativas, planes y operaciones económicas y financieras realizadas o proyectadas por la compañía durante el ejercicio.

5. Formulario sobre el decreto y pago de dividendos.

CORIMON, C.A., S.A.C.A., Calle Hans Neumann, Edif. Corimon, Los Cortijos de Lourdes, Caracas 1071, VENEZUELA
Telfs.: 400.55.55. Fax: 400.00.02.RIF: J-000256411- NIT: 0036613939

6. Formulario sobre la remuneración de los directores, debidamente completado.

7. Copia de la publicación de la Convocatoria de la Asamblea, del día cuatro (4) de julio de 2007, aparecida en los diarios El Nacional y El Universal.

8. Copia del Registro de Información Fiscal (R.I.F.).

Por último, y en concordancia con lo establecido en el numeral 4 del artículo 5 de las referidas Normas, le informo lo siguiente:

- Que mi representada no ha suscrito, modificado o rescindido contratos que incidan de manera sustancial en la determinación de los ingresos y gastos de la compañía.

- Que mi representada no ha tenido durante el ejercicio, litigios o reclamaciones civiles, mercantiles, fiscales o laborales que incidan o puedan incidir en forma significativa en la situación económica y financiera de la compañía.

- Que mi representada no ha aprobado durante el ejercicio económico, proyecto de importancia que pueda afectar su situación económica y financiera.

- Que mi representada no ha realizado durante el ejercicio económico cambios en su política de crédito y cobranzas que puedan afectar su situación económica y financiera.

- Que ningún cliente concentró el veinte por ciento (20%) o más de las ventas netas, ni se obtuvo una utilidad equivalente al veinte por ciento (20%) o más del total de las mismas en un mismo cliente.

Sin más a que hacer referencia, aprovecho la oportunidad de enviarle un cordial saludo.

Atentamente,

Juan Carlos Bracho Ghersi
Secretario
Corimon, C.A

Juan Carlos Bracho
INPREABOGADO: 70.511

RECIBIDO

RECEIVED

Acta de la Asamblea General Ordinaria de Accionistas de
CORIMON, C.A.

El día de hoy, diecinueve (19) de julio de 2007, siendo las 12:30 p.m., se reunieron en el Pent- House del Edificio Corimon, ubicado en la Calle Hans Neumann de Los Cortijos de Lourdes, en Caracas, a fin de celebrar la Asamblea General Ordinaria de Accionistas de CORIMON, C.A., los señores accionistas que se mencionan al pie de la presente acta, bajo la presidencia del doctor Carlos Gill Ramírez, Presidente de la Junta Directiva, quien estuvo igualmente acompañado por los señores Angel Eduardo Gómez Sigala, Vicepresidente de la Junta Directiva y Fernando Volante, Director.

Comprobada la presencia de un número de asistentes que representa el ochenta y dos con veintidós centésimas por ciento (82,22%) de las acciones que conforman el capital suscrito y pagado de la compañía, con lo cual se completa suficientemente el quórum estatutario, el doctor Carlos Gill Ramírez declaró válidamente constituida la Asamblea y fue leída la convocatoria, publicada en los diarios El Nacional y El Universal, el día cuatro (4) de julio de 2007, y de la cual se copia de seguidas:

"CORIMON, C.A."
CAPITAL AUTORIZADO: Bs. 97.973.320.000,00
CAPITAL SUSCRITO Y PAGADO: Bs. 78.383.090.000,00
CARACAS, VENEZUELA

CONVOCATORIA

Se convoca a los señores accionistas para la Asamblea General de Corimon, C.A., que se celebrará el día diecinueve (19) de julio de 2007, a las 12:30 p.m., en el Pent- House del edificio Corimon, ubicado en la calle Hans Neumann de Los Cortijos de Lourdes, en la ciudad de Caracas, Venezuela, a fin de tratar la siguiente agenda:

1. Considerar y resolver acerca de los estados financieros correspondientes al ejercicio económico terminado el 30 de abril de 2007, con vista del informe de los Comisarios, así como considerar y resolver acerca del informe de la Junta Directiva.

2. Considerar y resolver acerca del nombramiento de los Comisarios y sus suplentes, así como fijarles su remuneración; designar una firma independiente de contadores públicos para que emita su dictamen sobre los estados financieros anuales de la compañía.

3. Considerar y resolver, con vista al proyecto que presentará la Junta Directiva, sobre el decreto de un dividendo con cargo a la cuenta de Utilidades No Distribuidas.

Caracas, cuatro (4) de julio de 2007

La Junta Directiva

<u>Nota:</u> Se participa a los señores accionistas que la memoria y cuenta presentada por la Junta Directiva, los estados financieros auditados por contadores públicos, correspondientes al ejercicio económico finalizado el día 30 de abril de 2007, el informe de los Comisarios y demás documentación relacionada con esta convocatoria, se encuentran a su disposición en las oficinas de la compañía ubicadas en la calle Hans Neumann, edificio Corimon, Pent-House, Los Cortijos de Lourdes, Caracas, Venezuela y en el Venezolano de Crédito, Banco Universal, Departamento de Valores, en la Avenida Alameda, Piso 8, San Bernardino, Caracas, Venezuela.

Seguidamente se consideraron y decidieron los siguientes puntos:

<u>PRIMERO:</u> Considerar y resolver acerca de los estados financieros correspondientes al ejercicio económico terminado el 30 de abril de 2007, con vista del informe de los Comisarios, así como considerar y resolver acerca del informe de la Junta Directiva.

Fueron leídos el Informe de los Comisarios y el Informe de la Junta Directiva.

Se presentaron a la Asamblea los resultados financieros de Corimon para el ejercicio económico finalizado el día treinta (30) de abril de 2007, así:

Durante el ejercicio económico finalizado el 30 de abril de 2007, se realizaron ventas consolidadas por Bs. 93.890 millones, obteniéndose una utilidad bruta de Bs. 24.616

millones y una utilidad operativa de Bs. 4.343 millones, resultando en una utilidad neta de Bs. 9.238 millones. Al treinta (30) de abril de 2007, el balance de la empresa refleja un total de activos por la cantidad de Bs. 353.174 millones, un total de pasivos por la cantidad de Bs. 103.535 millones, intereses minoritarios por la cantidad de Bs. 4.183 millones y un patrimonio por la cantidad de Bs. 245.456 millones.

Con vista del Informe de los Comisarios y de la Junta Directiva, se aprobaron los Estados Financieros presentados a su consideración. Se aprobó igualmente el correspondiente informe y gestión de la Junta Directiva.

Se hace constar que la votación fue unánime.

SEGUNDO: Considerar y resolver acerca del nombramiento de los Comisarios y sus suplentes, así como fijarles su remuneración; designar una firma independiente de contadores públicos para que emita su dictamen sobre los estados financieros anuales de la compañía.

De las ternas presentadas y conforme al procedimiento que dispone la legislación sobre Mercado de Capitales, la Asamblea eligió a los señores Henry Peñaloza, titular de la cédula de identidad número 7.955.377, C.P.C. No. 20.339 y Jorge Gómez, titular de la cédula de identidad número 5.407.975, C.P.C. 10.951, como Comisarios Principales y como sus respectivos suplentes, a los señores Fernando Bravo, titular de la cédula de identidad número 8.721.037, C.P.C. 49.697 y William Granier, titular de la cédula de identidad número 5.170.010, C.P.C. 5.722. La Asamblea aprobó una remuneración, en bolívares, equivalente a ciento veinte (120) unidades tributarias anuales, para los Comisarios que actúen.

Fue designada la firma Alcaraz, Cabrera, Vázquez, miembros de la firma KPMG, para el cargo de Contadores Públicos Independientes, para el próximo ejercicio económico de la sociedad.

Se hace constar que la votación fue unánime

TERCERO: Considerar y resolver, con vista al proyecto que presentará la Junta Directiva, sobre el decreto de un dividendo con cargo a la cuenta de Utilidades No Distribuidas.

Con vista del proyecto presentado por la Junta Directiva, la Asamblea de Accionistas decretó un dividendo en efectivo por un monto de trece mil once millones quinientos noventa y dos mil novecientos cuarenta bolívares (Bs. 13.011.592.940,00), a razón de ochocientos treinta bolívares (Bs. 830,00) por cada una de las acciones en circulación de la compañía a esa fecha.

Asimismo, la Asamblea de Accionistas delegó en la Junta Directiva, la facultad de fijar la forma y la fecha de pago de los dividendos aquí decretados.

No habiendo más puntos que tratar, se terminó la Asamblea y se levantó esta acta.

Ilse Barrios, en representación de 1.277.500 acciones, Romel Cubas, en representación de 58.459 acciones, José Da Silva, en representación de 22.000 acciones, Jaime Dasilva Ayala, en representación de 66 acciones, Pedro Fajre, en representación de 7.265 acciones, José Alberto Febres Pérez, en representación de 668 acciones, Emilio Henrique García Díaz, en representación de 10 acciones, Leonardo García Rodríguez, en representación de 1 acción, Otto Gratzer Hirscz, en representación de 2.382 acciones, Juan López Ligos, en representación de 208 acciones, Iván Antonio Márquez Bustamante en representación de 47 acciones, Ricardo Neumann Ramírez en representación de 62.521 acciones, María Aurora Ruiz Moreno en representación de 5.053 acciones, Virginia Serra en representación de 8.109.009 acciones, Luis Félix Serrano Tovar en representación de 1.900 acciones, Marviel Tinedo en representación de 3.302.248 acciones y Angel Ugueto en representación de 40.235 acciones.

Juan Carlos Bracho, venezolano, mayor de edad, domiciliado en Caracas y titular de la cédula de identidad número 11.563.119, actuando en mi carácter de Secretario de Corimon, C.A., sociedad mercantil domiciliada en Caracas e inscrita en el Registro Mercantil

Segundo de la Circunscripción Judicial del Distrito Federal y Estado Miranda el día catorce (14) de junio de 1949, bajo el número 644, Tomo 3-D, certifico que el acta que antecede es traslado fiel y exacto de su original, el cual corre inserto en el Libro de Actas de Asambleas de la Compañía.

Juan Carlos Bracho

CORIMON, C. A. Y COMPAÑÍAS FILIALES

Balances Generales Consolidados

30 de abril de 2007 y 30 de noviembre de 2006

(Expresados en millones de bolívares constantes del 30 de abril de 2007)

Activos	**2007**	**2006**
Activos circulantes:		
Efectivo y equivalentes de efectivo (notas 1-g y 2)	11.220	17.276
Depósitos a plazo fijo	654	684
Inversiones temporales (notas 2 y 12)	5.450	-
Documentos y cuentas por cobrar (nota 2):		
Comerciales	74.372	122.748
Impuestos retenidos (nota 9)	16.039	13.085
Inversiones Neuco, C. A. (nota 5)	1.452	1.518
Anticipo a proveedores	1.267	2.045
Funcionarios y empleados	512	517
Otras	3.339	2.392
	96.981	142.305
Menos estimación para cuentas de cobro dudoso	4.088	4.205
Total documentos y cuentas por cobrar	92.893	138.100
Inventarios, neto (nota 3)	55.807	60.276
Gastos pagados por anticipado	1.709	2.039
Impuesto diferido (nota 9)	2.768	2.827
Total activos circulantes	170.501	221.202
Cuentas por cobrar a largo plazo (nota 5)	10.034	10.033
Inversiones en acciones (nota 4)	9.420	4.352
Propiedades, plantas y equipo, neto (nota 6)	136.045	148.691
Terrenos y otros activos para la venta (nota 1-m)	17.389	16.147
Impuesto diferido a largo plazo (nota 9)	1.764	1.645
Cargos diferidos y otros activos (notas 2 y 7)	8.021	5.783
Total activos	353.174	407.853

CORIMON, C. A. Y COMPAÑÍAS FILIALES

Balances Generales Consolidados, Continuación

30 de abril de 2007 y 30 de noviembre de 2006

(Expresados en millones de bolívares constantes del 30 de abril de 2007)

Pasivos y Patrimonio	2007	2006
Pasivos circulantes:		
Préstamos y otras obligaciones financieras (notas 2 y 8)	18.178	53.509
Documentos y cuentas por pagar (nota 2):		
Comerciales	38.653	55.274
Directores y accionistas	501	453
Total documentos y cuentas por pagar	39.154	55.727
Dividendos por pagar (nota 11)	10.252	897
Impuestos sobre la renta por pagar (nota 9)	781	-
Gastos acumulados (notas 2 y 10)	25.672	30.602
Total pasivos circulantes	94.037	140.735
Préstamos y otras obligaciones financieras a largo plazo (notas 2 y 8)	1.661	2.153
Acumulación para indemnizaciones laborales, neto de anticipos	5.862	6.015
Impuesto diferido a largo plazo (nota 9)	608	746
Otros pasivos	1.367	1.428
Total pasivos	103.535	151.077
Intereses minoritarios (nota 11)	4.183	4.415
Patrimonio, véanse los estados consolidados de movimiento de las cuentas de patrimonio (nota 11)	245.456	252.361
Total pasivos y patrimonio	353.174	407.853

Las notas que se acompañan forman parte de los estados financieros consolidados.

CORIMON, C. A. Y COMPAÑÍAS FILIALES

Estados Consolidados de Ganancias y Pérdidas

Periodo de cinco meses terminado el 30 de abril de 2007
y año terminado el 30 de noviembre de 2006

(Expresados en millones de bolívares constantes del 30 de abril de 2007,
excepto la utilidad neta por acción)

	2007	2006
Ventas netas	93.890	354.380
Costo de ventas	69.274	259.584
Utilidad bruta	24.616	94.796
Gastos de operaciones:		
De ventas	12.539	42.887
Administración y generales	7.734	21.084
Total gastos de operaciones	20.273	63.971
Utilidad en operaciones	4.343	30.825
Ingreso (costo) integral de financiamiento:		
Intereses gastos, neto	(1.590)	(4.595)
Diferencia en fluctuación cambiaria, neta	-	25
Resultado realizado por tenencia de activos no monetarios	7.508	158
Resultado monetario del ejercicio (nota 13)	(73)	(3.662)
Total ingreso (costo) integral de financiamiento	5.845	(8.074)
Otros egresos, netos (notas 11-b y 12)	(456)	(1.834)
Utilidad antes de impuesto sobre la renta, partida extraordinaria y participación minoritaria en la utilidad de filial consolidada	9.732	20.917
Impuesto sobre la renta (nota 9):		
Corriente	(3.602)	(9.295)
Diferido	189	1.651
Total impuesto sobre la renta	(3.413)	(7.644)
Utilidad antes de partida extraordinaria y participación minoritaria en la utilidad de filial consolidada	6.319	13.273
Partida extraordinaria - beneficio fiscal por la utilización de pérdidas fiscales de años anteriores y rebajas por nuevas inversiones (nota 9)	2.679	6.192
Utilidad antes de participación minoritaria en la utilidad de filial consolidada	8.998	19.465
Participación minoritaria en la pérdida de filial consolidada	240	530
Utilidad neta	9.238	19.995
Utilidad neta por acción (nota 1-w)	589	1.275

Las notas que se acompañan forman parte de los estados financieros consolidados.

CORIMON, C. A. Y COMPAÑIAS FILIALES

Estados Consolidados de Movimiento de las Cuentas de Patrimonio

Período de cinco meses terminado el 30 de abril de 2007 y año terminado el 30 de noviembre de 2006

(Expresados en millones de bolívares constantes del 30 de abril de 2007)

	Capital social acciones comunes (nominal)	Actualización del capital social	Prima en emisión de acciones	Acciones en tesorería	Exceso del valor neto en libros sobre el costo de acciones de filial	Utilidades retenidas			Efecto no realizado en valuación de inversiones	Ajuste acumulado por traducción monetaria	Resultado no realizado por tenencia de activos no monetarios (RETANM)	Total patrimonio
						Reserva legal	No distribuidas	Total				
Saldos al 30 de noviembre de 2005, reestructurados	75.368	77.852	1.991	(139)	20 460	46.376	34.561	80.937	-	12.768	(10.730)	258.507
Decreto de dividendos:												
En acciones	3.015	607	-	-	-	-	(3.622)	(3.622)	-	-	-	-
En efectivo	-	-	-	-	-	-	(1.860)	(1.860)	-	-	-	(1.860)
Utilidad neta	-	-	-	-	-	-	19.995	19.995	-	-	-	19.995
Ajuste por traducción	-	-	-	-	-	-	-	-	-	(2.210)	-	(2.210)
Efecto de valuación de inversiones	-	-	-	-	-	-	-	-	(268)	-	-	(268)
Efecto por tenencia de activos no monetarios	-	-	-	-	-	-	(944)	(944)	-	-	(20.859)	(21.803)
Saldos al 30 de noviembre de 2006	78.383	78.459	1.991	(139)	20.460	46.376	48.130	94.506	(268)	10.558	(31.589)	252.361
Aumento de acciones en tesorería				(67)								(67)
Decreto de dividendos en efectivo	-	-	-	-	-	-	(9.468)	(9.468)	-	-	-	(9.468)
Efecto neto de valuación de inversiones	-	-	-	-	-	-	-	-	(75)	-	-	(75)
Efecto por tenencia de activos no monetarios	-	-	-	-	-	-	-	-	-	-	(5.915)	(5.915)
Utilidad neta	-	-	-	-	-	-	9.238	9.238	-	-	-	9.238
Ajuste por traducción	-	-	-	-	-	-	-	-	-	(618)	-	(618)
Saldos al 30 de abril de 2007	78.383	78.459	1.991	(206)	20.460	46.376	47.900	94.276	(343)	9.940	(37.504)	245.456

Las notas que se acompañan forman parte de los estados financieros consolidados.

RECEIVED
2007 JUL 16 A 10:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Informe de los comisarios.

03 de julio de 2007

A los Accionistas de Corimon, C. A.

En nuestro carácter de Comisarios, nombrados por la Asamblea General de Accionistas del 28 de febrero de 2007; y de acuerdo a lo establecido en las Normas y Reglamentos Interpersonales para el ejercicio de la función del Comisario, los Artículos 309 y 311 del Código de Comercio de Venezuela y demás disposiciones legales y estatutarias, les informamos que hemos revisado el balance general consolidado de Corimon, C. A. y sus filiales al 30 de abril de 2007, los estados consolidados de resultados, de movimientos en las cuentas de patrimonio y de flujos de efectivo por el período de cinco meses terminado el 30 de abril de 2007, expresado en bolívares constantes al 30 de abril de 2007, que han sido preparados por la Administración de la Compañía.

Nuestra revisión se efectuó con el alcance que consideramos necesario de acuerdo con las circunstancias y con base al dictamen de los auditores externos de la Compañía, Alcaraz Cabrera Vázquez, fechado el 29 de junio de 2007, y el cual forma parte integral de este informe, éstos indican que los estados financieros consolidados presenta razonablemente, en todos sus aspectos importantes, la situación financiera de Corimon, C. A. y sus filiales al 30 de abril de 2007, los resultados consolidados de sus operaciones y flujo de efectivo por el período de cinco meses terminado el 30 de abril de 2007, expresado en bolívares constantes al 30 de abril de 2007, y que este examen se efectuó de acuerdo con las normas de auditoria de aceptación general.

En la Asamblea Ordinaria de Accionistas del 20 de noviembre de 2006, se acordó el cambio de ejercicio económico de Corimon, C.A., el cual en lo sucesivo será del 1 de mayo al 30 de abril de cada año, en lugar del 1 de diciembre al 30 de noviembre de cada año. Para las filiales el ejercicio económico será el 1 de abril al 31 de marzo de cada año.

A partir del período de cinco meses terminado el 30 de abril de 2007, la Compañía decidió presentar sus estados financieros consolidados de acuerdo con PCGA Venezuela. Los estados financieros consolidados al y por el año terminado el 30 de noviembre de 2006, han sido reestructurados para presentarlos comparativamente de conformidad con PCGA Venezuela. Los efectos del cambio de presentación de la información consolidada según Normas para la Elaboración de los Estados Financieros de las Entidades Sometidas al Control de la Comisión Nacional de Valores (CNV), a los PCGA Venezuela ascienden a Bs. 9.526 en millones de bolívares constantes.

03 de julio de 2007

A los Accionistas de Corimon, C. A.

Página 2

En nuestra opinión, con base a nuestra revisión y al trabajo efectuado por los auditores externos, Alcaraz Cabrera Vázquez, los estados financieros adjuntos y sus notas, expresados en bolívares constantes, reflejan razonablemente la situación financiera de Corimon, C.A., y sus filiales al 30 de abril de 2007 y los resultados consolidados de sus operaciones y flujos de efectivo por el período de cinco meses terminado el 30 de abril de 2007, de conformidad con principios de contabilidad de aceptación general en Venezuela, por lo que nos permitimos someter a la consideración de la Asamblea de Accionistas su aprobación.

Muy atentamente,

Jorge Gómez C.	Henry Peñaloza R.
Comisario	Comisario
CPC Nº 10951	CPC Nº 20339

CORIMON, C.A.
ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS
Caracas, 19 de julio de 2007

En la Asamblea General Extraordinaria de Accionistas celebrada el día 20 de noviembre de 2006, se aprobó cambiar el cierre del ejercicio fiscal de la sociedad; el cual queda comprendido entre el primero (1°) de mayo de cada año al treinta (30) de abril del año siguiente; es por eso que hoy, la Junta Directiva de Corimon, C.A. se complace en informar a los señores accionistas que ha concluido satisfactoriamente el ejercicio fiscal terminado el 30 de abril de 2007.

Las ventas consolidadas en bolívares constantes al 30 de abril de 2007 fueron de Bs. 93.890 MM y la utilidad neta consolidada, en bolívares constantes al 30 de abril de 2007, se ubicó en Bs. 9.238 MM. Los activos totales de la compañía se ubicaron en Bs. 353.174 millones, mientras que los pasivos totales de la compañía se encuentran en la cantidad de Bs. 103.535 millones, comparados con la cantidad de Bs. 151.077 millones al cierre del ejercicio anterior, lo cual arroja un patrimonio total, en bolívares constantes al 30 de abril de 2007, por la cantidad total de Bs. 245.456 millones.

Corimon, C.A. y sus empresas filiales han introducido una nueva infraestructura de integración de responsabilidades (organización matricial), la cual, entre otros muchos beneficios, incentiva la comunicación y conlleva al uso eficiente de sinergias y a que todas las áreas tengan un objetivo compartido: el posicionamiento a niveles de excelencia de todas las empresas del Grupo Corimon.

La Junta Directiva reseña a los señores accionistas el desempeño de Corimon, C.A. y sus filiales, durante el ejercicio económico finalizado el 30 de abril de 2007, de la siguiente manera:

En el ejercicio fiscal recién concluido, Corimon, C.A. y sus empresas filiales desarrollaron nuevas asociaciones estratégicas y alianzas tecnológicas, continuaron con el proceso de modernización de las plantas y procesos con el objeto de sobrepasar nuestras metas, a la vez que se ejecutó una estrategia de disposición de activos improductivos que contribuye con el mejor desempeño financiero del Grupo.

Se continuaron las inversiones en los equipos periféricos y de control de última generación, a fin de mejorar el servicio y ofrecer productos de alta calidad a nuestros clientes.

En el ejercicio económico finalizado el 30 de abril de 2007, la filial Corimon Pinturas fortaleció su estrategia de comercialización, incrementando la presencia de sus productos en el mercado gracias a la estabilidad financiera de la empresa, lo que permitió una oportuna procura de materia prima para la producción de

pinturas y productos relacionados y una eficaz labor de distribución, la sinergia de estos factores redundaron en un incremento del 21% de las ventas en bolívares constantes al 30 de abril de 2007 con respecto al mismo período del ejercicio anterior, una utilidad operativa de 12% y una utilidad neta de 13% sobre las ventas netas.

Se llevó a cabo una significativa inversión en los sistemas de producción, un nuevo galpón, y equipos automáticos de alta producción y calidad para despaletizado, llenado, etiquetado, termoencogible y paletizado, y se puso en marcha un nuevo molino de pigmentos que redujo el tiempo de molienda de 20 horas a 3 horas; estos proyectos sin duda contribuirán con la consolidación de esta filial como la empresa líder en el mercado venezolano de pinturas.

Corimon Pinturas y Resimon firmaron un acuerdo tecnológico con ICI una de las organizaciones más grandes del mundo en el negocio de pinturas, adhesivos, almidones y polímeros sintéticos, que permitirá al grupo Corimon fortalecer su posición en el mercado tanto de pinturas, con sus marcas Montana y Pinco, como en el de resinas con los productos Resimon a través del desarrollo de productos con tecnología de punta.

Durante el ejercicio económico finalizado el 30 de abril de 2007, la filial Resimon alcanzó un crecimiento del 6% de las ventas en bolívares constantes al 30 de abril de 2007 con respecto al ejercicio anterior y un aumento del 47% de su utilidad bruta para el mismo periodo, a la vez que realizó una importante inversión en el área de saneamiento ambiental para lograr la eliminación de desechos sólidos que se encontraban almacenados en su planta.

Cerdex, empresa que se dedica a la fabricación y comercialización de brochas, rodillos, cepillos y accesorios para el pintor, mantuvo su posición de liderazgo en el mercado nacional, incrementando su utilidad bruta en un 15% en relación con el período anterior y cerró sus operaciones con 38% de utilidad bruta sobre las ventas. Durante este ejercicio fiscal, la filial logró el mantenimiento de la norma ISO 9001:2000 y obtuvo un crecimiento importante en el rubro de rodillos de 20%. A pesar de haber recibido fuerte competencia de productos importados de países asiáticos, Cerdex ha sabido mantener su posición de mercado, ofreciendo productos de excelente calidad a precios accesibles.

Tiendas Montana, la cadena líder de comercialización de pinturas y productos relacionados en Venezuela, culminó el ejercicio fiscal 2007 con 120 tiendas operativas bajo el sistema de franquicia. Se inauguran nuevas sedes con el fin de atender ciertas regiones en las que se detectaron oportunidades de crecimiento, tales como Vizcaya (Caracas), Boconó, Punto Fijo, San Cristóbal, Ciudad Bolívar y Propatria.

Sissons Paints, nuestra filial en Trinidad y Tobago y Grenada continuó su estrategia de fortalecimiento y ratificó su presencia en el mercado a través del concepto de tiendas "Colour Shop". La utilidad neta de esta filial durante el

ejercicio fiscal culminado el 30 de abril de 2007 se incrementó en un 10% con respecto al período anterior y se ubicó en 7% sobre las ventas netas de la filial.

La filial Montana Gráfica, dedicada a la producción de una amplia variedad de empaques flexibles y plegadizos para bienes de consumo masivo e industrial y la prestación de servicios de diseño y pre-prensa para la industria de las artes gráficas, finalizó el período con una utilidad neta de 22% sobre sus ventas.

Durante el período fiscal finalizado el 30 de abril de 2007, Montana Gráfica realizó inversiones importantes para la actualización de su planta con la adquisición de una impresora de Huecograbado (10 colores) y una cortadora con cambio automático que estarán en funcionamiento el cuarto trimestre del presente año. Se culminó satisfactoriamente el proceso de racionalización de la línea de fabricación de tintas y está próximo a firmarse un contrato de suministro de tintas bajo el sistema de dosificación automática "In- Plant" con SunChemical.

En relación con los Principios de Buen Gobierno Corporativo y acogiendo los criterios adoptados por la Comisión Nacional de Valores, mediante la Resolución No. 19-1-2005, la Junta Directiva de la empresa ha determinado que más de un quinto de los directores que la integran, pueden ser considerados independientes. Asimismo, la Junta Directiva ha designado un Comité de Auditoria, conformado por Directores Independientes y cuyas funciones principales son: i) Conocer previamente los estados financieros de la sociedad como condición necesaria para que los mismos sean considerados por la Junta Directiva y posteriormente presentados para su aprobación por la Asamblea de Accionistas; ii) Asistir a la Junta Directiva en cuanto a la implementación de las medidas necesarias para preservar la integridad de la información financiera de la sociedad; iii) Colaborar con la Junta Directiva en su labor de supervisión de la actividad de la auditoria interna y de los auditores externos; y, iv) Conocer y analizar el contenido de la carta de gerencia con el fin de realizar las recomendaciones que estime necesarias.

Por las consideraciones antes expuestas, con vista del informe de los Comisarios, la Junta Directiva de Corimon, C.A., presenta a la consideración de los señores accionistas los Estados Financieros Consolidados de Corimon, C.A. y compañías filiales, en bolívares constantes para el ejercicio económico finalizado el día 30 de abril de 2007.

CORIMON, C. A.
REMUNERACIÓN A DIRECTORES EJECUTIVOS
CORRESPONDIENTES AL EJERCICIO 01 DE DICIEMBRE DE 2006 AL 30 DE ABRIL 2007
EN BOLIVARES

DIRECTORES Y EJECUTIVOS NOMBRE	SUELDO ANUAL	UTILIDADES LEGALES	UTILIDADES ESTATUTARIAS	DIETAS	OTRA REMUNERACIONES VACACIONES	TOTAL
ANGEL EDUARDO GOMEZ SIGALA	50.700.000,00	14.083.613,60		22.174.400,00		86.958.013,60
CARLOS GIL	50.700.000,00	14.083.613,60		19.353.600,00		84.137.213,60
OSWALDO CISNEROS						0,00
ALBERTO SOSA	74.100.000,00	26.711.028,25	24.408.260,87	19.754.400,00		144.973.689,12
CELESTINO DIAZ			16.272.173,91	18.411.200,00		34.683.373,91
OMAR PERNÍA PACHECO			29.832.318,84	22.175.200,00		52.007.518,84
DAVID TOMASELLO			29.832.318,84	18.412.800,00		48.245.118,84
ALEJANDRO ALFONZO-LARRAIN			29.832.318,84	18.412.800,00		48.245.118,84
FERNANDO VOLANTE			27.120.289,86	14.646.000,00		41.766.289,86
CARLOS RODOLFO GIL MARQUEZ				3.763.200,00		3.763.200,00
JORGE AZPÚRUA RAMÍREZ						0,00
RICARDO PARÍS						0,00
RICARDO MATA						0,00
RAFAEL FONSECA				3.763.200,00		3.763.200,00
WERNER BRASCHI						0,00
OCTAVIO LARA						0,00
JOSE R. VELASQUEZ B.						0,00
MANUEL SUCRE						0,00
NELSON ORTIZ						0,00
ANDRES LAPADULA						0,00
TOTALES	175.500.000,00	54.878.255,45	157.297.681,16	160.866.800,00	0,00	548.542.736,61

JUAN CARLOS BRACHO
CONSULTOR JURÍDICO

RECIBIDO

CORIMON, C. A.
REMUNERACIÓN A DIRECTORES EJECUTIVOS
CORRESPONDIENTES AL EJERCICIO 01 DE DICIEMBRE DE 2005 AL 30 DE NOVIEMBRE 2006
EN BOLIVARES

DIRECTORES Y EJECUTIVOS NOMBRE	SUELDO ANUAL	UTILIDADES LEGALES	UTILIDADES ESTATUTARIAS	DIETAS	OTRA REMUNERACIONES VACACIONES	TOTAL
CORIMON, C. A.	175.500.000,00	54.878.255,45	157.297.681,16	160.866.800,00	0,00	548.542.736,61
TOTALES	175.500.000,00	54.878.255,45	157.297.681,16	160.866.800,00	0,00	548.542.736,61

JUAN CARLOS BRACHO
CONSULTOR JURÍDICO

"CORIMON, C.A."
CAPITAL AUTORIZADO: BS. 97.973.320.000,00
CAPITAL SUSCRITO Y PAGADO: BS. 78.383.090.000,00
CARACAS, VENEZUELA

CONVOCATORIA

Se convoca a los señores accionistas para la Asamblea General de Corimon, C.A., que se celebrará el día diecinueve (19) de julio de 2007, a las 12:30 p.m., en el Pent- House del edificio Corimon, ubicado en la calle Hans Neumann de Los Cortijos de Lourdes, en la ciudad de Caracas, Venezuela, a fin de tratar la siguiente agenda:

1.- Considerar y resolver acerca de los estados financieros correspondientes al ejercicio económico terminado el 30 de abril de 2007, con vista del informe de los Comisarios, así como considerar y resolver acerca del informe de la Junta Directiva.

2.- Considerar y resolver acerca del nombramiento de los Comisarios y sus suplentes, así como fijarles su remuneración; designar una firma independiente de contadores públicos para que emita su dictamen sobre los estados financieros anuales de la compañía.

3.- Considerar y resolver, con vista al proyecto que presentará la Junta Directiva, sobre el decreto de un dividendo con cargo a la cuenta de Utilidades No Distribuidas.

Caracas, cuatro (4) de julio de 2007

La Junta Directiva

Nota: Se participa a los señores accionistas que la memoria y cuenta presentada por la Junta Directiva los estados financieros auditados por contadores públicos, correspondientes al ejercicio económico finalizado el día 30 de abril de 2007, el informe de los Comisarios y demás documentación relacionada con esta convocatoria, se encuentran a su disposición en las oficinas de la compañía ubicadas en la calle Hans Neumann, edificio Corimon, Pent-House, Los Cortijos de Lourdes, Caracas, Venezuela y en el Venezolano de Crédito, Banco Universal, Departamento de Valores, en la Avenida Alameda, Piso 8 San Bernardino Caracas, Venezuela.

CNV [illegible]

REPUBLICA DE VENEZUELA
COMISION NACIONAL DE VALORES

Nº 0755

DECLARACION SOBRE:
DECRETO Y/O PAGO DE DIVIDENDOS Y REMISION DE INFORMACION PERIODICA U OCASIONAL (EN CUMPLIMIENTO DE LOS ARTICULOS 21 Y 125 DE LA LEY DE MERCADO DE CAPITALES)

COMISION NACIONAL DE VALORES
2007 MAR -8 AM 10:15
ARCHIVO RECIBIDO

No. ____
TIPO DE DIVIDENDO DECRETADO
ORDINARIO [ ]
EXTRAORDINARIO [ ]

1. NOMBRE DE LA EMPRESA: CORIMON C.A.			
2. CODIGO	3. NUMERO(S) DE TELEFONO: 0212-4005530	4. DIRECCION: LOS CORTIJOS DE LOURDES, CARACAS	
5. PRINCIPAL ACTIVIDAD ECONOMICA: COMPRA Y VENTA DE ACCIONES		6. CAPITAL SOCIAL: SUSCRITO: 78.[illegible]	PAGADO: [illegible]
7. NUMERO DE ACCIONISTAS: APROXIMADAMENTE 2.100			
8. DIVIDENDO DECRETADO POR: Asamblea Accionistas [X] Junta Directiva [ ]	FUNDAMENTO ESTATUTARIO	9. FECHAS: DECRETO 28.02.2007; REGISTRO N/A	PAGO: [illegible]
10. PRIMERA VEZ QUE DECLARA: SI [ ] NO [X]	11. FORMA DE SOCIEDAD: CIA ANONIMA [X] SAICA [ ] SACA [ ] FONDO MUTUAL [ ] ADMINISTRADORA DE FONDO MUTUAL [ ] OTRA [ ]		

EN MILLONES DE Bs.

12. DISTRIBUCION DE LA UTILIDAD		EJERCICIOS: ANTERIOR	DECRETADO
POR EL PERIODO	DESDE	01 12 2004	01 12 2005
	HASTA	30 11 2005	30 11 2006
I. UTILIDAD NETA ANTES DE PARTICIPACION DE LA JUNTA ADMINISTRADORA		24.147	18.394
MENOS: a) IMPUESTO SOBRE LA RENTA		(3.854)	
b) RESERVA(S) LEGAL(ES)			
II. UTILIDAD NETA DESPUES DE DEDUCCIONES (a, b)		20.293	18.394
MENOS: COMPENSACION DEFICIT EJERCICIO(S) ANTERIOR(ES)			
III. UTILIDAD NETA TOMADA COMO BASE PARA EL DECRETO		20.293	[illegible]

DIVIDENDOS DECRETADOS Y PAGADOS — EJERCICIOS ECONOMICOS

	INMEDIATO ANTERIOR: TOTAL DECRETADO		TOTAL PAGADO A LA FECHA DE ESTA DECLARACION		DECRETADO	
POR EL EJERCICIO DESDE	01 12 2004				01 12 2005	
HASTA	30 11 2005				30 11 2006	
	MONTO	%	MONTO	%	MONTO	%
IV. EFECTIVO ACCIONES PREFERIDAS						
V. EFECTIVO ACCIONES COMUNES	1.507	33			[illegible]	[illegible]
TOTAL DIVIDENDO EN EFECTIVO	1.507	33			[illegible]	[illegible]
VI. DIVIDENDO EN ACCIONES	3.015	67			[illegible]	
VII. OTRO TIPO DE DIVIDENDO						
TOTAL DIVIDENDO	4.522	00			[illegible]	27

DIVIDENDO EN EFECTIVO	ACUMULADO ANTES DEL EJERCICIO ANTERIOR (A PARTIR DE 1969)	DEL EJERCICIO ANTERIOR	TOTAL ACUMULADO
a) Dividendo Decretado			
b) Dividendo Decretado no Pagado			
PORCENTAJE (a ÷ b)			

EXPLIQUE SI FUERA EL CASO, PORQUE LA EMPRESA NO HA PAGADO TOTAL O PARCIALMENTE LOS DIVIDENDOS:
LA BASE DEL CALCULO PARA EL AÑO ANTERIOR ES DE Bs. 9.[illegible] UTILIDADES NO DISTRIBUIDAS DE CORIMON SIN INCLUIR LA PARTICIPACION [illegible]

13. SI LA EMPRESA FUE EXIMIDA POR LA COMISION DE VALORES EN ATENCION AL ARTICULO 126 DE LA LEY DE MERCADO DE CAPITALES SEÑALE Nº DE LA RESOLUCION ____ FECHA DE LA RESOLUCION ____

14. ¿DISFRUTA LA COMPAÑIA DE ALGUN INCENTIVO FISCAL? SI [ ] NO [ ] FECHA DE INICIO DEL INCENTIVO ____

		SEMESTRAL		ANUAL U OCASIONAL		NO APLICABLE
15.	MANIFIESTO DE ENVIO DE INFORMACION PERIODICA U OCASIONAL	SI	NO	SI	NO	
15. 1	BALANCE GENERAL					
15. 2	ESTADO DE GANACIAS Y PERDIDAS					
15. 3	ESTADO DE COSTO DE PRODUCCION					
15. 4	ESTADO DE COSTO DE VENTAS					
15. 5	ESTADO DE MOVIMIENTO DE LAS CUENTAS DE PATRIMONIO					
15. 6	ESTADO DE ORIGEN Y APLICACION DE FONDOS					
15. 7	CAMBIOS EN LOS COMPONENTES DEL CAPITAL DE TRABAJO					
15. 8	DICTAMEN SOBRE LOS ESTADOS FINANCIEROS EMITIDO POR EL CONTADOR PUBLICO EN EJERCICIO INDEPENDIENTE DE LA PROFESION					
15. 9	INFORME DE LOS COMISARIOS SOBRE LOS ESTADOS FINANCIEROS					
15. 10	REMUNERACIONES JUNTA DIRECTIVA Y PERSONAL EJECUTIVO (MATRIZ Y FILIALES)					
15. 11	COPIA DE LA CONVOCATORIA PARA LA ASAMBLEA DE ACCIONISTAS					
15. 12	COPIA CERTIFICADA DEL ACTA DE ASAMBLEA DE ACCIONISTAS					
15. 13	RESUMEN DE LOS ASPECTOS IMPORTANTES RELACIONADOS CON PLANES, OPERACIONES Y PROYECTOS DE LA SOCIEDAD					
15. 14	MODIFICACIONES AL ACTA CONSTITUTIVA Y/O ESTATUTOS SOCIALES					
15. 15	NOMBRAMIENTO MIEMBROS DE LA JUNTA ADMINISTRADORA Y COMISARIOS					
15. 16	OPERACIONES DE LA SOCIEDAD CON MIEMBROS DE LA JUNTA ADMINISTRADORA Y/O ACCIONISTAS PRINCIPALES Y/O SOCIEDADES EN QUE AQUELLOS O ESTOS TUVIERAN INTERESES DETERMINANTES					
15. 17	ACTOS O HECHOS TRASCENDENTES RELACIONADOS CON EL PRECIO DE LOS TITULOS VALORES EMITIDOS POR LA SOCIEDAD					
15. 18	VARIACIONES DE LOS PRECIOS DE VENTA DE LAS PRINCIPALES LINEAS DE PRODUCCION Y/O SERVICIOS					
15. 19	VARIACIONES DE LOS PRECIOS DE LAS PRINCIPALES MATERIAS Y/O SALARIOS					
15. 20	ESTADO DE ATRASO					
15. 21	DECLARACION DE QUIEBRA					
15. 22	VARIACIONES DEL CAPITAL SOCIAL					
15. 23	CAMBIO DE OBJETO SOCIAL					
15. 24	TRANSFORMACION O FUSION					
15. 25	DISOLUCION ANTICIPADA					

16. JURO QUE SON VERDADEROS LOS DATOS CONTENIDOS EN ESTE FORMULARIO, LOS CUALES HAN SIDO ELABORADOS (O EXAMINADOS) POR MI

NOMBRES Y APELLIDOS DEL REPRESENTANTE LEGAL	CEDULA DE IDENTIDAD	V	E	FIRMA DEL REPRESENTANTE

17. OBSERVACIONES

BEST AVAILABLE COPY

RECIBIDO

"CORIMON, C.A."
CAPITAL AUTORIZADO: BS. 97.973.320.000,00
CAPITAL SUSCRITO Y PAGADO: BS. 78.383.090.000,00
CARACAS, VENEZUELA

CONVOCATORIA

Se convoca a los señores accionistas para la Asamblea General de Corimon, C.A., que se celebrará el día diecinueve (19) de julio de 2007, a las 12:30 p.m., en el Pent- House del edificio Corimon, ubicado en la calle Hans Neumann de Los Cortijos de Lourdes, en la ciudad de Caracas, Venezuela, a fin de tratar la siguiente agenda:

1.- Considerar y resolver acerca de los estados financieros correspondientes al ejercicio económico terminado el 30 de abril de 2007, con vista del informe de los Comisarios, así como considerar y resolver acerca del Informe de la Junta Directiva.

2.- Considerar y resolver acerca del nombramiento de los Comisarios y sus suplentes, así como fijarles su remuneración; designar una firma independiente de contadores públicos para que emita su dictamen sobre los estados financieros anuales de la compañía.

3.- Considerar y resolver, con vista al proyecto que presentará la Junta Directiva, sobre el decreto de un dividendo con cargo a la cuenta de Utilidades No Distribuidas.

Caracas, cuatro (4) de julio de 2007

La Junta Directiva

Nota: Se participa a los señores accionistas que la memoria y cuenta presentada por la Junta Directiva, los estados financieros auditados por contadores públicos, correspondientes al ejercicio económico finalizado el día 30 de abril de 2007, el informe de los Comisarios y demás documentación relacionada con esta convocatoria, se encuentran a su disposición en las oficinas de la compañía ubicadas en la calle Hans Neumann, edificio Corimon, Pent-House, Los Cortijos de Lourdes, Caracas, Venezuela y en el Venezolano de Crédito, Banco Universal, Departamento de Valores, en la Avenida Alameda, Piso 8, San Bernardino, Caracas, Venezuela

FORMA SIR RIF 07

REPUBLICA BOLIVARIANA DE VENEZUELA

SENIAT

REGISTRO DE INFORMACION FISCAL (RIF)

DE CONFORMIDAD CON LO PREVISTO EN EL ARTICULO 99 DE LA LEY DE IMPUESTO SOBRE LA RENTA Y SUS DISPOSICIONES REGLAMENTARIAS, SE EXPIDE EL PRESENTE CERTIFICADO.

EXPEDICION GRATUITA

CERTIFICADO DE INSCRIPCION (NUMERO DE RIF): J-00025641-1

FECHA DE INSCRIPCION: 23 03 1979

CIUDAD: CARACAS

FECHA DE EXPEDICION: [illegible] 03 2006

APELLIDOS Y NOMBRES - NOMBRE O RAZON SOCIAL: CORIMON C.A.

GERENCIA REGIONAL: NORMATIVO

DIRECCION: CALLE HANS NEUMANN URB LOS CORTIJOS DE LOURDES EDF CORIMON CARACAS

ZONA POSTAL 1071

DOBLE AQUI

SENIAT

0870070

3000256411-HUQ

FIRMA AUTORIZADA

RECIBIDO

END